425

08003035

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hermes International S.C.A.

*CURRENT ADDRESS 24, rue du Faubourg Saint Honoré
75 008 Paris
France

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 09 2008
THOMSON REUTERS

FILE NO. 82- 35207 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

2G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 6/5/08

HALF YEARLY SITUATION OF THE LIQUIDITY CONTRACT SIGNED WITH ODDO CORPORATE FINANCE

In connection with the liquidity contract signed between HERMES INTERNATIONAL and ODDO Corporate Finance, outstanding means as of December 30, 2005 amounted to:

- 5 000 shares
- 9 221 601.64 Euros in cash

As of the previous half-yearly situation, outstanding means amounted to:

- 2 446 shares
- 4 613 185.38 Euros in cash

Since the last release, means were allocated to the cash account as follows:

- 5 000 000 Euros in cash

In 2005, consolidated sales increased by 7.3 % on a comparable basis, i.e. at constant exchange rates. After taking into account the unfavourable currency effect, sales are up 7.2 %. During the fourth quarter 2005, sales growth by 6.2% at constant exchanges rates, (and by 3% at current changes).
Data for 2005 and 2004 are presented according to IFRS standards.

INFORMATIONS BY SECTORS

In millions of euros		**At end of December (*) 2005**	**2004**	**Evolutions on a comparable basis**
Distribution via the Hermès exclusive network :				
Silk		163.1	149.5	8.9 %
Bags & Luggages		567.9	528.8	7.6 %
Clothing & Accessories (1)		293.8	272.6	7.6 %
Other Hermès sectors (2)		141.2	133.7	6.1 %
	Subtotal	*1166.0*	*1084.6*	*7.6 %*
Distribution via specialist outlets:				
Perfumes		72.8	64.7	12.5 %
Watches		104.0	100.4	4.0 %
Tableware		26.8	34.8	6.2 %
	Subtotal	*213.6*	*199.9*	*7.1 %*
Other products (3)		47.8	46.9	2.,2 %
TOTAL		1 427.4	1 331.4	7.3 %

(*) IFRS data

(1) « Clothing and Accessories » includes men and women's clothing, belts, enamel, leather jewellery, gloves, hats and Hermès shoes.

(2) Other Hermès sectors include jewellery, diaries, small leather goods and Art of Living products.

(3) Other Products include John Lobb shoes and products manufactured for brands outside the Group (textile printing, perfumes, ...).

INFORMATIONS BY GEOGRAPHICAL ZONES

In millions of euros	**At end of December (*) 2005**	**2004**	**Evolutions on a comparable basis**
France	269.4	256.3	5.1 %
Europe (Excl. France)	242.8	222.3	9.3 %
Total Europe	**512.2**	**478.6**	**7.1 %**
Japan	414.5	398.2	5.9 %
Asia Pacific (Excl. Japan)	245.5	217.4	10.6 %
Total Asia	**660.0**	**615.6**	**7.5 %**
Americas	216.2	196.7	9.5 %
Others (1)	39.0	40.5	-3.5 %
TOTAL	*1 427.4*	*1 331.4*	*7.3 %*

(1) Including sales to airline companies.
(*) IFRS data

HERMÈS

SALES GROWTH IN ALL SECTORS AND REGIONS IN 2005

In 2005, the Hermès group had sales of €1,427.4m, an increase of 7.2% on a reported basis and 7.3% at constant exchange rates. Growth accelerated in the second half.

Activity was particularly buoyant for Group-owned stores, with sales up 10% over the full year.

Sales growth on all continents

Sales growth was robust in all regions in 2005. The Group continued to develop its retail network with eight branches opened or renovated during the year.

In Europe, sales increased 7% thanks to a very dynamic second half (+10%) and an excellent month of December, in both France and the other countries. The retail network was enriched with a store in Athens, Greece, and with the inauguration of an online boutique for Hermès products in France.

In America, efforts in recent years have fuelled strong sales growth (+10%), especially in New York.

In Asia, sales increased 7.5%, including 6% in Japan, thanks to more vigorous sales growth in the second half. In the other countries of the Asia Pacific region (+11%), sales trends were very favourable in China where the group continues to expand. A second store was inaugurated in Beijing in the fourth quarter.

Growth in all sectors

Silk sales rose 9%, buoyed by the popularity of new scarf and tie collections.

The Bags & Luggage division (+8%) benefited from increased production capacity, but demand continues to outstrip supply.

The success of the Hermès collections of women's ready-wear designed by Jean-Paul Gaultier and menswear designed by Véronique Nichanian revitalised sales of the Ready to wear and Accessories division (+8%).

The excellent performance of *Un Jardin sur le Nil*, the new eau de toilette, lifted sales growth in the Perfume division to over 12%.

Lastly, in Watches, Tableware and Other Hermès Sectors, sales increased 4%, 6% and 6%, respectively during the year 2005.

Hermès will continue expanding in 2006

In 2006, the retail network will be further expanded with about thirty branches to be opened or renovated, including the new Maison Hermès in Seoul, the enlargement of the one in Tokyo, Ginza and of the Avenue George V store in Paris. The new branches include Amsterdam (Netherlands), Charlotte (USA), Hangzhou (China) and Bangkok (Thailand).

The Group will continue to make strong investments to develop production capacities in all sectors.

The Hermès Group, which celebrates Paris in the Air in 2006, intends to continue its strategy based on creativity, product quality, enhanced know-how and the spirit of craftsmanship in each of its sectors.

HERMES INTERNATIONAL
Société en Commandite par Actions au capital de 54 506 155,14 € euros,
immatriculée sous le n° 572 076 396 RCS PARIS
dont le siège social est fixé au 24, rue du Faubourg Saint-Honoré 75008 PARIS

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the Commercial law and article 222-12-5 of the general rules of the Autorité des Marchés Financiers

Date	Total number of shares	Total number of voting rights
November 30th, 2006	106 810 314	173 344 858
December 31, 2006	106 874 814	173 339 660

HERMES INTERNATIONAL has announced that in the context of Article 787 B of the French General Tax Code, on 1 February 2006 certain shareholders signed a collective undertaking to retain their shares for a set period. The total number of shares concerned by the agreement amounted to 8,573,424 shares, representing 23.60% of the shares comprising the share capital at that date.

The said collective undertaking will remain in force for two years.

The agreement was entered into in parallel with the existing agreements entered into in the context of Article 885 of the French General Tax Code, one of which is applicable to more than half of the share capital.

HERMES INTERNATIONAL
Société en Commandite par Actions au capital de 54 506 155,14 € euros, immatriculée sous le n° 572 076 396 RCS PARIS
dont le siège social est fixé au 24, rue du Faubourg Saint-Honoré 75008 PARIS

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the Commercial law and article 222-12-5 of the general rules of the Autorité des Marchés Financiers

Date	Total number of shares	Total number of voting rights
November 30th, 2006	106 810 314	173 344 858
December 31, 2006	106 874 814	173 339 660

HERMÈS

NET INCOME UP 15%

At the Supervisory Board meeting of 22 March 2006, the management presented accounts for the 2005 financial year, showing growth of 7.2% in sales and 15.4% in net income.

Growth on all continents

In 2005, the Hermès group had sales of €1,427.4m, an increase of 7.2% on a reported basis and 7.3% at constant exchange rates.

SALES (IN M€)



Business was particularly buoyant for directly operated stores, with sales up 10% over the full year.

Sales growth was robust in all regions in 2005. The Group continued to develop its retail network with eight branches opened or renovated during the year.

In Europe, sales increased 7%. The retail network was enriched by the addition of a store in Athens, Greece, and the launch in France of an online boutique for Hermès products.

In America, efforts in recent years have fuelled strong sales growth (10%), especially in New York.

In Asia, sales increased 7.5%, including 6% in Japan, thanks to more vigorous sales growth in the second half. In the other countries of the Asia Pacific region (11%), sales trends were especially favourable in China where the group continues to expand. A second store was inaugurated in Beijing in the fourth quarter, taking the number of Hermès stores in China to thirteen.

Growth in all divisions

Silk sales rose 9%, buoyed by the popularity of new scarf and tie collections.

The Bags & Luggage division (+8%) benefited from increased production capacity, but demand continues to outstrip supply.

The success of the Hermès collections of women's ready-to-wear designed by Jean-Paul Gaultier and menswear designed by Véronique Nichanian revitalised sales of the Ready-to-wear and Accessories division (+8%).

The excellent performance of *Un Jardin sur le Nil*, the new eau de toilette contributed to sales growth in the Perfume division (+12%).

Lastly, in Watches, Tableware and Other Hermès Sectors, sales increased 4%, 6% and 6%, respectively during the year 2005.

Strong growth in net profit

All financial information is presented under International Financial Reporting Standards (IFRS).

With the exception of IAS32/39 the impact of IFRS on 2004 net profit and shareholders' equity is minimal. The impact of the first-time application of IAS 32/39 on 1 January 2005 on financial instruments is shown in the table below.

Operating profit increased 7.4% to €383.5m, giving an operating margin of 26.9% of sales, compared with 26.8% in 2004.

NET INCOME (IN M€)



Given improvement of result at associates, consolidated net profit for the Group increased by 15.4% to €247m. The net margin on sales was thus 17.3%, from 16.1% in 2004.

High investment in 2005

Investments totalled €119m. The bulk of these investments were dedicated to increasing production capacity in bags and luggage and to the expansion and renovation of the distribution network.

All investments were financed from cash flow, which rose 7% to €310.8m.

EMPLOYEES



Higher number of employees

The number of employees rose to 6,150, from 5,871 in 2004, with 279 new jobs created over the course of the year. In the last five years, Hermès has therefore created more than 1,200 new jobs.

Expansion to continue in 2006

The retail network will be further expanded with about thirty branches to be opened or renovated, including the new Hermès House in Seoul and the enlargement of the Hermès House in Tokyo and the Avenue George V store in Paris. The new branches include Amsterdam (Netherlands), Charlotte (USA), Hangzhou (China) and Bangkok (Thailand).

The Group will continue to make strong investments to develop production capacities in all divisions.

The Hermès Group, which celebrates Paris in the Air in 2006, intends to continue its strategy of creativity, product quality, enhanced know-how and the spirit of craftsmanship in each of its sectors.

Higher dividend

At the Annual General Meeting, the shareholders will be asked to approve a dividend of €2.50 per share, up 25%.

The Annual General Meeting will be held on 6 June 2006.

Impact from new IFRS on annual results

(in M€)	year 2005		year 2004	
	IFRS	RESTATED IAS 32/39*	IFRS	PUBLISHED DATA
Sales	1,427.4	1,427.4	1,331.4	1,331.6
Operating result	383.5	373.2	357.1	336.7
Net result	247.0	245.3	213.9	210.1

* Non-retrospective application (for the first time on 1 January) of IAS 32/39.

HERMES INTERNATIONAL
Société en Commandite par Actions au capital de 54 506 155,14 € euros,
immatriculée sous le n° 572 076 396 RCS PARIS
dont le siège social est fixé au 24, rue du Faubourg Saint-Honoré 75008 PARIS

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the Commercial law and article 222-12-5 of the general rules of the Autorité des Marchés Financiers

Date	Total number of shares	Total number of voting rights
November 30th, 2006	106 810 314	173 344 858
December 31, 2006	106 874 814	173 339 660

Consolidated Income Statement

		in millions of euros
	2005	**2004**
Sales (notes 18 and 19)	1,427.4	**1,331.4**
Cost of sales	(498.6)	(463.4)
Gross profit (note 20)	928.8	**868.0**
Selling, marketing and administrative expenses (note 21)	(488.1)	(462.9)
Other income and expense (note 23)	(57.2)	(48.0)
Operating income	383.5	**357.1**
Net financial income (note 24)	3.9	7.5
Income before tax	387.4	**364.6**
Corporate income tax (note 25)	(135.6)	(125.2)
Share of net income of associates (note 8)	0.0	(21.0)
CONSOLIDATED NET INCOME	251.8	**218.4**
Minority interests (note 14)	(4.8)	(4.5)
NET INCOME – GROUP'S SHARE	247.0	**213.9**
Earnings per share (in euros) (note 32)	6.80	5.83
Diluted earnings per share (in euros) (note 32)	6.79	**5.83**

Consolidated Balance Sheet as at 31 December 2005

ASSETS

in millions of euros

	31/12/2005			01/01/2005	31/12/2004
	Gross	Depreciation, amortisation and provisions	Net	Net*	Net
Non-current assets	1,205.7	429.6	776.1	**660.9**	**661.1**
Goodwill (note 7)	[illegible]	[illegible]	[illegible]	18.8	18.8
Intangible assets (note 3)	[illegible]	[illegible]	[illegible]	24.1	24.1
Property, plant and equipment (note 4)	[illegible]	[illegible]	[illegible]	450.7	450.7
Investment property (note 5)	[illegible]	[illegible]	[illegible]	4.1	4.1
Available-for-sale securities (note 9)	[illegible]	[illegible]	[illegible]	9.2	9.2
Held-to-maturity securities (note 9)	[illegible]		[illegible]	23.2	26.4
Investments in associates (note 8)	[illegible]	–	[illegible]	28.4	28.4
Loans and deposits (note 10)	[illegible]	[illegible]	[illegible]	12.5	12.5
Deferred tax assets (note 25)	[illegible]		[illegible]	89.9	86.9
Current assets	1,249.7	132.2	1,117.5	**1,084.1**	**1,068.9**
Inventories and work in progress (note 11)	[illegible]	[illegible]	[illegible]	290.2	290.2
Trade receivables (note 12)	[illegible]	[illegible]	[illegible]	111.6	114.7
Current tax receivables (notes 12-25)	[illegible]		[illegible]	6.8	6.8
Other receivables (note 12)	[illegible]	[illegible]	[illegible]	37.5	48.5
Financial instruments at fair value (note 26)	[illegible]		[illegible]	29.3	–
Cash and cash equivalents (notes 13-26)	[illegible]		[illegible]	608.7	608.7
TOTAL ASSETS	2,455.4	561.8	1,893.6	**1,745.0**	**1,730.0**

* Opening balance sheet based on 31 December 2004 closing date, after impact of IAS 32 and IAS 39 on financial instruments.

LIABILITIES AND SHAREHOLDERS' EQUITY

Before appropriation

in millions of euros

	31/12/2005	01/01/2005*	31/12/2004
Shareholders' equity	1,410.5	**1,291.9**	**1,286.4**
Share capital	55.0	56.6	56.6
Share premium	[illegible]	32.6	32.6
Treasury stock	(20.0)	(45.2)	(45.2)
Reserves	1,062.5	1,011.4	1,020.1
Translation adjustment	16.3	(11.3)	(11.3)
Derivatives – share included in equity	[illegible]	16.7	–
Net income for the year	247.0	213.9	213.9
Minority interests (note 14)	21.5	17.2	19.7
Non-current liabilities	99.3	**108.6**	**97.3**
Borrowings and debt (note 26)	35.1	39.8	37.3
Provisions (note 15)	6.7	3.2	3.2
Post-employment and other employee benefits (note 16)	23.6	23.9	23.9
Deferred tax liabilities (note 25)	10.5	16.5	7.7
Other non-current liabilities (note 17)	[illegible]	25.2	25.2
Current liabilities	383.8	**344.5**	**346.3**
Borrowings and debt (note 26)	32.1	53.9	53.9
Provisions (note 15)	15.1	10.8	12.4
Post-employment and other employee benefits (note 16)	4.0	2.5	2.5
Trade payables (note 17)	146.4	142.9	143.1
Financial instruments at fair value (note 26)	35.3	–	–
Current tax liabilities (notes 17-25)	43.2	23.8	23.8
Other current liabilities (note 17)	107.7	110.6	110.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,893.6	**1,745.0**	**1,730.0**

* Opening balance sheet based on 31 December 2004 closing date, after impact of IAS 32 and IAS 39 on financial instruments.

The positive 16.3 million euro translation adjustment comprises positive balances of 12.4 million euros relating to Asia excluding Japan, 5.9 million euros for the Americas, 3.6 million euros for the euro zone, and 0.3 million euros for the other European countries, and a negative balance of 5.9 million euros for Japan.

Statement of Changes in Consolidated Shareholders' Equity

Before appropriation

	Share capital	Share premium	Treasury stock	Consolidated reserves
As at 1 January 2004 pro forma IFRS	**56.5**	**30.3**	**(26.9)**	**1,083.9**
Movements				
Change in share capital and share premium	0.1	2.3	–	–
Purchase or sale of treasury stock	–	–	(18.3)	–
Consolidated net income for the year	–	–	–	–
Dividends paid	–	–	–	(63.5)
Change in translation adjustments	–	–	–	–
Change in minority interests	–	–	–	–
Other	–	–	–	(0.3)
As at 31 December 2004 pro forma IFRS	**56.6**	**32.6**	**(45.2)**	**1,020.1**
Movements				
Financial instruments (IAS 32/39)	–	–	–	(8.7)
As at 1 January 2005 pro forma IFRS	**56.6**	**32.6**	**(45.2)**	**1,011.4**
Movements				
Change in share capital and share premium	0.1	3.7	–	–
Purchase or sale of treasury stock	–	–	(73.5)	–
Appropriation of net income for the year	–	–	–	213.9
Consolidated net income for the year	–	–	–	–
Dividends paid	–	–	–	(74.0)
Change in translation adjustments	–	–	–	–
Derivatives included in equity	–	–	–	–
Change in minority instruments	–	–	–	–
Cancellation of treasury stock	(1.1)	–	98.7	(97.6)
Other	–	–	–	(0.2)
As at 31 December 2005	**55.6**	**36.3**	**(20.0)**	**1,053.5**

As at 31 December 2005, the share capital of Hermès International was made up of 36,333,854 shares with a par value of 1.53 euros each. Of these, 132,533 were treasury stock.

In 2005, the share capital changed as follows:
- it was increased by 79,000 euros (51,525 shares) due to the exercise of stock options by Hermès Group employees;
- it was reduced by 1,062,000 euros following the cancellation of 694,843 treasury stock.

It is specified that no shares are reserved for issuance under options or sales contracts.

in millions of euros

	Current year's net income – Group's share	Derivatives	Translation adjustments	Shareholders' equity – Group's share	Minority interests	Shareholders' equity	Number of shares outstanding
	–	**–**	**–**	**1,143.8**	**18.2**	**1,162.0**	**36,935,004**
	–	–	–	2.4	–	2.4	42,168
	–	–	–	(18.3)	–	(18.3)	–
	213.9	–	–	213.9	–	213.9	–
	–	–	–	(63.5)	–	(63.5)	–
	–	–	(11.3)	(11.3)	–	(11.3)	–
	–	–	–	–	1.5	1.5	–
	–	–	–	(0.3)	–	(0.3)	–
	213.9	**–**	**(11.3)**	**1,266.7**	**19.7**	**1,286.4**	**36,977,172**
	–	16.7	–	8.0	(2.5)	5.5	–
	213.9	**16.7**	**(11.3)**	**1,274.7**	**17.2**	**1,291.9**	**36,977,172**
	–	–	–	3.8	–	3.8	51,525
	–	–	–	(73.5)	–	(73.5)	–
	(213.9)	–	–	–	–	–	–
	247.0	–	–	247.0	–	247.0	–
	–	–	–	(74.0)	–	(74.0)	–
	–	–	27.6	27.6	–	27.6	–
	–	(16.4)	–	(16.4)	–	(16.4)	–
	–	–	–	–	4.3	4.3	–
	–	–	–	–	–	–	(694,843)
	–	–	–	(0.2)	–	(0.2)	–
	247.0	**0.3**	**16.3**	**1,389.0**	**21.5**	**1,410.5**	**36,333,854**

Changes in translation adjustments in 2005 relate mainly to the following:

in millions of euros

Negative translation adjustment differences	
Swiss franc	(0.9)
Japanese yen	(0.4)
Sub-total	*(1.3)*
Positive translation adjustment differences	
US dollar	9.9
Hong Kong dollar	6.3
Singapore dollar	5.7
Korean won	3.2
Euro zone	1.6
Canadian dollar	0.6
Pound sterling	0.4
Australian dollar	0.3
Other currencies	0.9
Sub-total	*28.9*
Total	**27.6**

Statement of Cash Flows

Before appropriation

in millions of euros

	2005	2004
OPERATING CASH FLOW*	310.8	**291.7**
OPERATING CASH FLOW BEFORE COST OF DEBT AND CURRENT TAX CHARGE	443.3	**406.8**
Inventories and work in progress	[illegible]	(12.4)
Trade receivables	[illegible]	(12.2)
Other receivables (excluding current tax charge)	[illegible]	(0.3)
Trade payables	[illegible]	14.3
Other liabilities and miscellaneous items (excluding current tax charge)	[illegible]	10.7
Change in fair value of derivatives	[illegible]	–
Change in operating working capital	(28.8)	**0.1**
CASH FLOW FROM OPERATING ACTIVITIES	414.5	**406.9**
Cost of net debt	[illegible]	7.3
Corporate income tax paid	[illegible]	(133.1)
NET CASH FLOW FROM OPERATING ACTIVITIES	305.1	**281.1**
Acquisitions of intangible assets	[illegible]	(7.3)
Acquisitions of property, plant and equipment	[illegible]	(95.4)
Acquisitions of investments in associates	[illegible]	(17.2)
Acquisitions of other long-term investments	[illegible]	(12.0)
Amounts payable relating to fixed assets	[illegible]	0.8
Proceeds on disposals	[illegible]	0.6
CASH USED IN INVESTING ACTIVITIES	(142.8)	**(130.5)**
Dividends paid	[illegible]	(64.8)
Increase/(decrease) in shareholders' equity	[illegible]	(16.5)
CASH USED IN FINANCING ACTIVITIES	(146.5)	**(81.3)**
Effect of changes in the scope of consolidation	[illegible]	(0.5)
Effect of foreign exchange differences	[illegible]	(0.1)
CHANGE IN NET CASH POSITION	25.8	**68.7**
Net cash position at 1 January**	[illegible]	448.8
Net cash position at 31 December**	[illegible]	517.5
CHANGE IN NET CASH POSITION	25.8	**68.7**

* Calculation of operating cash flow

in millions of euros

	2005	2004
Net income - Group's share	247.0	**213.9**
Depreciation and amortisation	[illegible]	50.0
Impairment losses	[illegible]	3.3
Derivatives marked to market	[illegible]	–
Change in provisions	[illegible]	(2.2)
Share in net income/(losses) of associates	[illegible]	21.0
Minority interests	[illegible]	4.5
Capital gains and losses on disposals	[illegible]	1.0
Deferred tax	[illegible]	0.1
Other	[illegible]	0.1
OPERATING CASH FLOW	310.8	**291.7**
Cost of net debt	[illegible]	(7.3)
Current tax charge	[illegible]	122.4
OPERATING CASH FLOW before cost of net debt and current tax charge	443.3	**406.8**

** Reconciliation of net cash position at 31 December

in millions of euros

	31/12/2005	01/01/2005	31/12/2004
Cash and cash equivalents	[illegible]	608.7	608.7
Borrowings and debt	[illegible]	(91.2)	(91.2)
NET CASH AND NET CASH EQUIVALENTS	543.3	**517.5**	**517.5**
Liabilities relating to commitments to buy out minority shareholders	(3.2)	(2.5)	–
NET CASH ON THE CONSOLIDATED BALANCE SHEET	540.1	**515.0**	**517.5**

Notes to the Consolidated Financial Statements

NOTE 1 - ACCOUNTING POLICIES

The Hermès Group's consolidated financial statements for the year ended 31 December 2005 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as of 31 December 2005. Under European Regulation 1606/2002 of 19 July 2002, companies listed on a regulated stock exchange in one of the European Union member states are required to present their consolidated financial statements for financial years commencing on or after 1 January 2005 in accordance with IFRS.

Amendment to IAS 39, "Cash Flow Hedge Accounting of Forecast Intragroup Transactions", which is mandatory as from 1 January 2006, has been applied as from 1 January 2005. As of the closing date of these consolidated financial statements, the following standards and interpretations had been issued, but their application was not yet effective:

- IFRIC 4 – Determining whether an Arrangement Contains a Lease;
- IFRIC 5 – Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds;
- IFRS 7 – Financial Instruments: Disclosures.

The adoption of these standards and interpretations will have no material impact on the future publication of the Group's consolidated financial statements.

NOTE 1.1 - PRESENTATION OF COMPARATIVE INFORMATION

2004 comparative financial statements under IFRS

Comparative financial information for 2004 has been drawn up under IFRS and prepared by applying to 2004 figures the IFRS standards and interpretations that the Hermès Group has applied in preparing its consolidated financial statements for the year ended 31 December 2005.

It shows the impact of the transition to IFRS on:

- the balance sheet as of the transition date, i.e. 1 January 2004;
- the income statement for the year ended 31 December 2004;
- the balance sheet as at 31 December 2004;
- the balance sheet as at 1 January 2005, the date of the first-time adoption of IAS 32/39 on financial instruments.

The corresponding transition statements are included in Note 35 to these Notes to the Consolidated Financial Statements.

To enable the reader correctly to understand the changes in the balance sheet for the year, the opening balances as at 1 January 2005 shown in the Notes include the impact from the application of IAS 32 and 39.

NOTE 1.2 – FIRST-TIME ADOPTION OF IFRS

The Hermès Group has applied the rules for first-time adoption, as defined by IFRS 1, which provides guidance on preparing the *financial statements under IFRS for the* first time. The general principle is to apply all standards in effect as of 31 December 2005 retrospectively and to recognise the effect of changes in accounting policies under "Retained earnings" at the transition date.

To overcome the practical difficulties involved in full retrospective application, IFRS 1 provides for alternative treatments. In this respect, the Hermès Group has applied the following alternative treatments:

- business combinations (IFRS 3) prior to 1 January 2004 have not been restated;
- the Group did not elect to measure its property, plant and equipment and intangible assets at fair value in its opening balance sheet;
- translation adjustments were transferred to equity and deemed to be zero at the transition date;
- IAS 32 and 39 were applied at 1 January 2005 for the first time without retrospective adjustments to the 2004 accounts under IFRS.

NOTE 1.3 - SCOPE AND METHOD OF CONSOLIDATION

The consolidated financial statements include the financial statements of Hermès International and material subsidiaries over which Hermès International directly or indirectly exerts exclusive control, joint control or significant influence.

Exclusive control

Exclusive control is presumed to exist when the Group holds more than 50% of the voting rights.

Nevertheless, it can be considered that a company is under exclusive control when less than 50% is held pro-

vided that the Group holds the power to govern a company's financial and operational policies so as to derive benefits from its business activities.
The financial statements of companies under exclusive control are fully consolidated. Under the full consolidation method, assets, liabilities, equity, income and expenses are combined in full on a line-by-line basis. Minority interests in equity and in net profit are identified separately under "Minority interests" in the consolidated balance sheet and the consolidated income statement.

Joint control

Entities owned by the Group in which the power to govern financial and operating policies is contractually shared with one or more other parties, none of which exercises effective control, are accounted for using the equity method.

Significant influence

The financial statements of "associates", or other companies over which the Group has significant influence, which is presumed to exist when the Group's percentage of control exceeds 20%, are accounted for using the equity method.

Newly consolidated and deconsolidated companies

Subsidiaries are included in the consolidation as from the date on which control is effectively transferred to the Group. Divested subsidiaries are excluded from the consolidation from the date on which the Group ceases to have control.

NOTE 1.4 – TRANSLATION OF FOREIGN-CURRENCY ITEMS

The Group's financial statements are drawn up in euros.

Foreign-currency transactions

Foreign-currency transactions are recorded on initial recognition in euros, by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction (historical rate). Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated using the closing exchange rate. Foreign exchange translation differences are recognised in income or expenses. Non-monetary assets and liabilities denominated in foreign currencies and recorded at historical cost are translated using the exchange rate at the transaction date.

Translation of the financial statements of foreign companies

Financial statements expressed in foreign currencies are translated in accordance with the following principles:

• balance sheets are translated at the official year-end exchange rate;

• income statements are translated at the average annual exchange rate for each currency;

• statements of cash flows are translated at the average annual exchange rate for each currency;

• the translation adjustment attributable to the Group arising from the impact on shareholders' equity of the difference between historical exchange rates and year-end exchange rates, and from the use of different exchange rates for the income statement and balance sheet, is shown separately in consolidated shareholders' equity. The same principle is applied to minority interests.

Any goodwill and any fair value adjustments arising on the acquisition of a foreign entity are considered to be assets and liabilities of that foreign entity. Therefore, they are expressed in the entity's functional currency and converted at closing rates.

First-time adoption: In accordance with the option allowed by IFRS 1, cumulative translation differences as of the transition date were deemed to be zero. They were reversed out and transferred to consolidated reserves, and equity was unchanged. Consequently, translation differences prior to the date of transition to IFRS will not be taken into account in future gains or losses on the disposal of consolidated entities or associates.

NOTE 1.5 - FINANCIAL YEAR-END

The consolidated financial statements are prepared on the basis of annual financial statements or interim accounts as at 31 December.

NOTE 1.6 - ELIMINATIONS OF INTRAGROUP TRANSACTIONS

The income statement effect of intragroup transactions such as margins on inventories, gains or losses on disposals, impairment of shares in consolidated companies, and impairment of loans to consolidated companies, has been eliminated.
These transactions are subject to corporate income tax. Dividends and interim dividends received by the Group

from consolidated companies are eliminated on consolidation. A matching amount is recorded in consolidated reserves.
In the case of companies accounted for using the full consolidation method, intragroup accounts are eliminated in full.

NOTE 1.7 STRUCTURE OF THE CONSOLIDATED BALANCE SHEET

In accordance with IAS 1, the Group classifies its assets and liabilities on its balance sheet as current and non-current. An asset or liability is classified as current:

- when the Group plans to realise an asset or pay a liability within twelve months or within the Group's normal operating cycle;
- when the relevant asset or liability is held for the purpose of being traded.

IAS 12 specifies that deferred tax balances shall not be classified as non-current assets or liabilities.

NOTE 1.8 – FIRST-TIME CONSOLIDATION AND GOODWILL

In accordance with IFRS 3, business combinations are accounted for by use of the purchase method. When a company under exclusive control is consolidated for the first time, the assets, liabilities and contingent liabilities of the acquired company are measured at fair value, in accordance with IFRS rules.
This valuation is carried out within no more than one year, in the currency of the acquired entity.
The resulting valuation adjustments are recognised under the assets and liabilities to which they relate, including the share attributable to minority shareholders, and not just the share of net assets acquired. The residual difference, which is the difference between the acquisition cost and the share of net assets measured at fair value, is recognised under goodwill.
The valuation of identifiable intangible assets recognised upon first-time consolidation is based mainly on the work of independent experts, taking into account sector-specific criteria that enable such valuations to be monitored subsequently.

First-time adoption: Business combinations existing prior to the transition date (1 January 2004) have not been restated, in accordance with the option allowed by IFRS 1.
It is specified that no goodwill has been allocated directly to shareholders' equity in application of the position adopted in COB Bulletin No. 210 for transactions occurring prior to the first-time application of Comité de Réglementation Comptable Regulation 99-02.
In accordance with IFRS 3, goodwill is not amortised. Goodwill is reviewed annually, when the budget is drawn up, to ensure that the residual net value does not exceed the recoverable amount in respect of the expected return on the investment in the subsidiary in question (determined on the basis of future anticipated and discounted cash flows).
Goodwill of associates is recognised under "Investments in associates".
When impairment criteria as defined by IAS 36 indicate that these investments may be impaired, the amount of such impairment is determined in accordance with the rules defined by IAS 36.
Goodwill impairment is not reversible.

NOTE 1.9 – INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

In accordance with IAS 16, "Property, Plant and Equipment" and IAS 38, "Intangible Assets", only those items whose cost can be reliably determined and from which it is probable that future economic benefits will flow to the Group are recognised as intangible assets or property, plant and equipment.

Intangible assets

Intangible assets, valued at amortised historical cost, consist primarily of:

- leasehold rights;
- patents, models and brands other than internally generated brands; and
- computer software.

Leasehold rights are generally deemed to be fixed assets with an indefinite life and are subject to impairment if their net value on the books is higher than their probable realisable value.
Other intangible assets are amortised on a straight-line basis over periods ranging from three years to no more than five years and are considered to be assets with a finite life.
It is specified that internally generated brands and items that are similar in substance are not recognised under intangible assets in accordance with IAS 38.

Costs incurred in this respect are recognised fully as expenses.

First-time adoption: In adopting the standards for the first time, the Group did not apply the option to measure intangible assets at fair value, as allowed by IFRS 1.

Property, plant and equipment

Property, plant and equipment are stated at historical acquisition cost, less accumulated depreciation and recognised impairment losses, and depreciated, generally using the straight-line method, over the following average estimated useful lives:

- buildings: 30 to 50 years;
- leasehold improvements, furniture and fixtures: 10 to 20 years depending on the expected useful life of the asset in question, and not exceeding the term of the lease (in particular in the case of store fittings);
- machinery, plant and equipment: 10 to 20 years;
- other items: 3 to 10 years at most.

The different components of an asset are recorded as separate items when their estimated lives, and therefore the periods over which they are depreciated, differ significantly. Where an asset is made up of components with different useful lives, these components are recorded as separate items under "Property, plant and equipment".

Gains or losses on disposals of property, plant and equipment represent the difference between the sale proceeds and the net carrying amount of the divested asset, and are included in "Other operating income and expenses".

First-time adoption: In adopting the standards for the first time, the Group did not apply the option to measure property, plant and equipment at fair value, as allowed by IFRS 1.

Finance lease agreements

Property acquired under finance lease agreements is capitalised when the lease effectively transfers to the Group virtually all risks and rewards incident to ownership of such property.

The criteria for evaluating these agreements are based primarily on:

- the lease term as a proportion of the life of the leased assets;
- total future minimum payments as a ratio of the fair value of the asset financed;
- whether ownership is transferred at the end of the lease;
- whether the purchase option is attractive;
- the features specific to the leased asset.

Finance leases identified in this way, if they are material, are restated so as to show:

- on the asset side of the balance sheet, the original value of the property in question and the theoretical depreciation thereon (wherein the original value is the lower of the present value of the minimum lease payment amounts or the fair value of the leased asset at the inception of the lease);
- on the liabilities side of the balance sheet, the corresponding debt;
- under financial expenses and depreciation, the minimum lease payments under the agreement, such that the finance charges are allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

If the option to buy the asset is exercised, the asset is depreciated in accordance with the principles applied by the Group.

Leases that do not have the characteristics of a finance lease are treated as operating leases, in which case only the rents are recorded under income in accordance with the contract terms, if applicable, or on a straight line basis over the lease term.

First-time adoption: First-time adoption had no impact on the Group's finance lease agreements. Under French GAAP, the Group applied the "preferential method", wherein finance lease agreements were recognised under fixed assets.

Investment property

In accordance with IAS 40, "Investment property", property held by the Group to earn rental income has been reclassified under "Investment property". For property that is held for use both for the supply of goods and services and as investment property, the two components have been identified separately and recognised in accordance with IAS 16 and IAS 40, respectively.

As in the case of property, plant and equipment, investment property is recognised at historical acquisition cost less accumulated depreciation and recognised impairment losses, over the same depreciation periods as those applying to other property, plant and equipment.

NOTE 1.10 – IMPAIRMENT OF ASSETS – IMPAIRMENT LOSSES

In accordance with IAS 36, Impairment of Assets, when events or changes in the market environment indicate that there is the risk of an impairment loss on:

- intangible assets;
- property, plant and equipment;
- investment property;
- goodwill,

these assets are required to undergo a detailed review so as to determine whether their net carrying amount is lower than their recoverable amount, which is defined as the higher of fair value (less disposal cost) or value in use. Value in use is the present value of estimated future cash flows expected to arise from the use of an asset and from its disposal.

If the recoverable amount is lower than the net carrying amount, an impairment loss equal to the difference between these two amounts is recognised. Impairment losses on intangible assets and property, plant and equipment with a finite life may subsequently be reversed if the recoverable amount rises above the net carrying amount (up to the amount of the impairment loss initially recognised).

The Group tests for impairment of assets each year during the budget period so as to take the most recent data into account. If internal or external events or circumstances indicate impairment losses, the frequency of impairment testing may be revised.

Model

In determining the recoverable amount of intangible assets, assets to which independent cash flows cannot be directly allocated are grouped within a cash-generating unit (CGU) to which the assets are attached. The recoverable amount of the CGU is measured using the discounted cash flow (DCF) method, applying the following principles:

- cash flow (before tax) figures are derived from a medium-term (five-year) business plan developed by the entity in question;
- the discount rate is determined based on WACC for the Group adjusted for local inflation and any country risks;
- terminal value is calculated as the sum of cash flows generated each year and the terminal value, which is determined based on normative cash flows by applying a zero growth rate to infinity.

The Hermès Group has defined the following CGUs:

- sales units (branches), which are treated independently from one another;
- businesses centred on production/distribution of one type of product, such as Perfumes, Watches or Tableware;
- separate production activities (Leather Goods production, Silk Products production);
- associates;
- goodwill;
- investment property.

NOTE 1.11 - FINANCIAL ASSETS AND LIABILITIES

Financial assets include long-term investments (non-consolidated investments and other investment securities), loans and financial receivables, and the positive fair value of derivatives.

Financial liabilities include borrowings and debt, bank lines of credit and the negative fair value of derivatives.

Financial assets and liabilities are shown in the balance sheet under current or non-current assets or liabilities, depending on whether they come due within one year or in more than one year, with the exception of trading derivatives, which are recorded under current assets or liabilities.

Operating payables and receivables and cash and cash equivalents fall within the scope of IAS 39 and are presented separately on the balance sheet.

1.11.1. Classification of financial assets and liabilities and valuation methods

A. Financial assets and liabilities stated at fair value with changes in fair value recorded in the income statement

Financial assets and liabilities stated at fair value with changes in fair value recorded in the income statement are classified as such at the inception of the transaction for the following reasons:

- they were bought with the intention of reselling them in the near future; or
- they are derivatives that do not qualify as hedging instruments (trading derivatives); or
- the Group has elected to classify them in this category as allowed by IAS 39.

These assets are initially recognised at acquisition cost excluding incidental acquisition expenses. At each balance sheet date, they are measured at fair value.

Changes in fair value are recorded in the income statement under "Other financial income and expenses".
Dividends and interest received on assets measured at fair value are recognised in the income statement under "Other financial income and expenses".

B. Held-to-maturity financial assets
This category covers fixed-term financial assets, bought with the intention and ability of holding them until maturity. These items are recognised at amortised cost. Interest is calculated at the effective interest rate and recorded in the income statement under the heading "Other financial income and expenses".

C. Loans and financial receivables
Loans and financial receivables are valued and recognised at amortised cost less any provision for impairment.
Interest is calculated at the effective interest rate and recorded in the income statement under the heading "Other financial income and expenses".

D. Available-for-sale financial assets
Available-for-sale financial assets include non-consolidated investments and investment securities. They are stated at fair value as of the balance sheet date. Unrealised gains or losses on available-for-sale financial assets are recorded under shareholders' equity. For instruments quoted on an active market, the fair value is the market value. If the fair value cannot be reliably estimated by other generally accepted valuation methods such as discounted future cash flows, these instruments are valued at acquisition cost less accumulated impairment.
For available-for-sale financial assets represented by debt securities, interest is calculated at the effective interest rate and credited to the income statement under the heading "Other financial income".

E. Financial liabilities
Financial debts are recorded at amortised cost, with separate reporting of embedded derivatives where applicable. Interest is calculated at the effective interest rate and recorded under the heading "Cost of gross debt" over the duration of the financial debt.

F. Derivative financial instruments
SCOPE
The scope of derivative financial instruments applied by the Group corresponds to the principles set out in IAS 39. According to Group rules, consolidated subsidiaries may not take any speculative financial positions.
In compliance with IAS 39, the Group analyses all its contracts, of both a financial and non-financial nature, to identify the existence of any "embedded" derivatives. Any component of a contract that affects the cash flows of a given contract in the same way as a stand-alone derivative corresponds to the definition of an embedded derivative. If they meet the conditions set out by IAS 39, embedded derivatives are accounted for separately from the "host" contract at the inception date.

First-time adoption: The Group has decided to apply IAS 32/39 only as from 1 January 2005. In accordance with the option allowed by IFRS 1, no comparative statement as at 1 January 2004 has been prepared upon first-time adoption.

MEASUREMENT AND RECOGNITION
Derivatives are initially recorded at fair value, based on quoted prices and market data available from external sources. The Group may also base its valuation on recent comparable transactions or on internal models that include data directly derived from this observable data and are recognised by market participants.
Changes in the fair value of these derivatives are recorded in the income statement, unless they are classified as cash flow hedges. Changes in the fair value of such hedging instruments are recorded directly in equity, excluding the ineffective portion of the hedge.

DERIVATIVES CLASSIFIED AS HEDGES
The Group uses derivatives to hedge its foreign exchange risks.
The Group applies the criteria defined by IAS 39 in classifying derivatives as hedges:
1) the instrument must hedge changes in fair value or cash flows attributable to the risk hedged, and the effectiveness of the hedge (i.e. the degree to which changes in the value of the hedging instrument offset changes in the value of the hedged item or future transaction) must be between 80% and 125%;
2) in cash flow hedges, the future transaction being hedged must be highly probable;
3) reliable measurement of the effectiveness of the hedge must be possible;

4) the hedge must be supported by appropriate documentation from its inception.

The Group classifies hedges in the following categories:

a) *Fair value hedges*. These instruments hedge the exposure to changes in the fair value of an asset or liability recorded in the balance sheet, or a firm commitment to purchase or sell an asset. Changes in the fair value of the hedged item attributable to the hedged component of that item are recorded in the income statement and offset by corresponding variations in the fair value of the hedging instrument. Only the ineffective portion of the hedge has an impact on income.

b) *Cash flow hedges*. These instruments hedge highly probable future transactions: the variability in cash flows generated by the hedged transaction is offset by changes in the value of the hedging instrument.

The effective portion of accumulated changes in the hedge's fair value is recorded in equity, and the ineffective portion (i.e. changes in the fair value of the hedging instrument in excess of changes in the fair value of the hedged item) is recorded in the income statement.

When the hedged cash flows materialise, the amounts previously recognised in equity are transferred to the income statement in the same way as for the hedged item.

Only derivative instruments external to the Group qualify for hedge accounting, and gains or losses on internal derivatives are eliminated in the consolidated financial statements. However, in a cash flow hedging relationship initiated via derivatives internal to the Group, hedge accounting is applied if it can be demonstrated that the internal derivatives will be matched with similar transactions external to the Group.

G. Cash and cash equivalents

Cash and cash equivalents comprise very liquid assets and very short-term investments, usually maturing within three months or less of the acquisition date, and with negligible risk of fluctuation in value.

Investments in listed shares, investments for a term of over three months that are not redeemable before the maturity date and bank accounts covered by restrictions (frozen accounts) other than restrictions due to country- or sector-specific regulations (e.g. currency controls) are not included in cash in the cash flow statement. Bank overdrafts that are deemed to be financing arrangements also are not included in cash.

Shares in funds held for the short term and classified as "Cash equivalents" are recorded at fair value, with changes in fair value included under shareholders' equity.

1.11.2. Impairment of financial assets

At the year-end, the Group assesses whether there is any objective evidence that an asset could have been significantly impaired. If so, the Group estimates the asset's recoverable value and records any necessary impairment as appropriate for the category of asset concerned.

A. Financial assets recorded at amortised cost

Impairment is equal to the difference between the asset's net carrying amount and the present value of projected future cash flows discounted at the original effective interest rate of the financial instrument.

Any impairment loss is included in the income statement under the heading "Other financial expenses". If the impairment loss decreases in a subsequent period, it is reversed and taken to income.

B. Available-for-sale financial assets

If there is a significant long-term decrease in the fair value of available-for-sale financial assets, the unrealised loss is reclassified from equity to income. If, in a subsequent period, the fair value of an available-for-sale financial asset increases, the increase in value is recorded in equity for equity instruments, while for debt instruments, the impairment previously recorded is reversed and transferred to the income statement

NOTE 1.12 - INVENTORIES

Inventories held by Group companies are valued at the lower of cost (including indirect production costs) or net realisable value. Cost is generally calculated at weighted average cost or standard cost adjusted for variances.

The cost of inventories includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition, as specified by IAS 2. In particular, discounts and collection costs are included in the measurement of inventories.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Impairment provisions are booked to reduce inventories to net realisable value if this is lower than the carrying amount. These impairment provisions are charged to cost of sales.

NOTE 1.13 – TREASURY STOCK

Shares held in treasury are recorded at acquisition cost and are deducted from equity. Gains or losses on the disposal of these shares are recognised directly in equity, with no impact on net income.

First-time adoption: First-time adoption of IFRS produced no impact on the treatment of treasury stock.

NOTE 1.14 – SALES AND TRADE RECEIVABLES

Revenues consist of sales of purchased goods, sales of goods and services produced by the Group's main business operations, and income from royalty, licences and operating subsidies.

Revenues are recognised:

- when the major risks and benefits arising from ownership of goods are transferred to the buyer;
- when the amount of revenue can be measured reliably (measurability principle);
- after deducting any volume or trade discounts and other benefits on sales from revenues (separability principle);
- if, at the transaction date, it is probable that the amount of the sale will be recovered.

In general, sales of goods are accounted for on delivery; sales of services are accounted for on completion.

A provision is recognised for any trade receivable likely to show a risk of total or partial non-recovery.

NOTE 1.15 – SEGMENT INFORMATION

Information by business segment – primary reporting format

The Hermès Group's business comprises two main segments: distribution through the Hermès exclusive network and distribution via specialist outlets. These two main business segments have separate strategies and structures and are exposed to different risks and rates of return. Total revenues from these two segments account for more than 90% of total operating revenues, and the business activities that are not classified into one of these segments are not materially significant when taken individually.

Distribution through the Hermès exclusive network encompasses the following business lines:

- Silk Products;
- Bags and Luggage;
- Clothing and Accessories, which includes men and women's clothing, belts, enamel, leather jewellery, gloves, hats and Hermès shoes;
- "Other sectors", which includes include jewellery, diaries, small leather articles and Art of Living products.

Distribution via specialist outlets comprises the following business lines:

- Perfumes;
- Watches;
- Tableware.

"Miscellaneous" products not included in these two sectors include John Lobb shoes and products manufactured for brands outside the Group (textile printing, perfumes).

Information by geographical segment – secondary reporting format

The definition of geographical segments is based on proximity of business operations, relationships between operations in different geographical areas, underlying currency risks, and management operations and the Group's structure, among other things.

Definition of headings

Segment revenue is directly attributable to the relevant segment.

Segment result is segment revenue less segment expense. It is determined before any adjustments for minority interests and before tax. It does not include the result of financing activities, nor interest or dividend income.

Segment assets are those operating assets that are employed by a segment in its operating activities and that either are directly attributable to the segment or can be allocated to the segment on a reasonable basis. They are determined after deducting impairment in value.

Segment assets do not include income tax assets, interest and dividends receivable, loans, equity investments or any other income-producing asset, such as investments in associates. Segment assets include:

- property, plant and equipment and intangible assets, investment property and assets that are the subject of finance leases;
- goodwill;
- net inventories;
- trade receivables and other operating receivables.

Segment assets do not include financial assets and deferred tax assets.

Segment liabilities are those operating liabilities that result from the operating activities of a segment and that either

are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment liabilities do not include interest, borrowings and other liabilities that are incurred for financing rather than operating purposes, and income tax liabilities.

Segment liabilities include:

- trade and other payables, accrued liabilities and customer advances;
- provisions.

The accounting principles applied in determining segment information are the same as those applied to the financial statements as a whole, as described in these Notes to the Consolidated Financial Statements.

NOTE 1.16 COMMITMENTS TO BUY OUT MINORITY INTERESTS

The Group has given the minority shareholders of certain subsidiaries a commitment to buy out their shares.

Pending the release of a specific standard or interpretation by the IASB on the treatment of sales of puts on minority interests, the Group has recognised these commitments as follows:

- the amount of the commitment as of the closing date is recorded under "Other non-current liabilities"; and
- the corresponding minority interests are reclassified in the above-mentioned line item.

Any difference between the amount of the commitment and the reclassified minority interests is recorded under "Goodwill", the value of which varies commensurately with the value of the commitment. This method of recognition has no impact on the method of presenting minority interests in the income statement. However, it elicits the following comment: under certain interpretations, goodwill is deducted from equity; under other interpretations, goodwill is retained as an asset, but in an amount that is fixed at the time the interest is acquired, and subsequent changes are recorded in the income statement.

NOTE 1.17 PROVISIONS

A provision is a liability of uncertain timing or amount. It is recognised when the Group has a present obligation (legal or constructive) as a result of a past event, and it is it is probable that an outflow of resources will be required to settle the obligation. In addition, a reliable estimate of the amount of the obligation is made based on the information available to the Group when the consolidated financial statements are prepared.

Restructuring provisions apply to programmes that are planned and controlled by management, and that materially change either the scope of the Group's a business undertaken by an enterprise or the manner in which that business is conducted.

Other provisions are called "Provisions for litigation and other risks".

In particular, a provision may be set aside to meet obligations under a contract, when the unavoidable costs of meeting those obligations exceed the economic benefits expected to be received under it. Obligations may derive from a contract, through its explicit or implicit terms, legislation or regulations, or from the Group's actions where such action creates a valid expectation on the part of another party that it will discharge an obligation.

NOTE 1.18 POST-EMPLOYMENT AND OTHER EMPLOYEE BENEFITS

In keeping with the laws and practices in each country where it has established operations, the Group participates in pension and retirement benefit schemes for employees and in top-up schemes for executives and senior managers.

For basic pension and other defined-contribution plans, the Group recognises contributions to be paid as expenses when they are due and does not book any charges to provisions in this respect, as the Group has no obligations other than the contributions paid.

For defined-benefit plans, the Group's obligations are calculated each year by an independent actuary using the projected credit unit method. This calculation is based on actuarial assumptions and takes into account the employee's probable future length of service, future salary, life expectancy and staff turnover.

The present value of the obligation is calculated by applying an appropriate discount rate for each country where the obligations are located. It is recognised on a basis prorated to employee years of service.

When benefits are partly funded in advance by external funds (insurance companies, foundations or others), the assets held in this way are measured at fair value.

The expense recognised in the income statement is the sum of:

- the cost of services rendered, which constitutes the

increase in obligations arising from the acquisition of one additional year of rights; and

• the interest cost, which reflects the increase in the present value of the obligations during the period.

Accrued actuarial gains and losses exceeding 10% of the obligation amount, gross of dedicated investments, or 10% of the market value of these investments at year end are amortised over the average residual duration of employment of the relevant employee ("corridor" method).

Certain other post-employment benefits, such as life insurance and health insurance benefits (primarily in Japan), or long-term benefits such as long-service awards (bonuses paid to employees, mainly in France, based on length of service), are also covered by provisions, which are determined using an actuarial calculation that is comparable to that used to calculate provisions for pension obligations.

First-time adoption: The application of the standard produced no impact on the Group's accounts. The IFRS rules and policies as set out in IAS 19 "Employee Benefits" were applied to the 2004 financial statements, which were prepared under French GAAP, as a result of the application of Conseil National de la Comptabilité Recommendation 2003-R.01 on the recognition and measurement of retirement and similar benefits.

The transition to IFRS did not reveal any material long-term employee benefit obligations that had not previously been covered by provisions.

NOTE 1.19 - CORPORATE INCOME TAX

The tax charge includes:

• the current tax for the year of the companies included in the consolidation;

• deferred tax resulting from timing differences:

- between the taxable earnings and accounting income of each consolidated company;
- arising from adjustments made to the financial statements of consolidated companies to bring them into line with Group accounting principles;
- arising from consolidation adjustments.

Deferred tax

Deferred tax is calculated on all timing differences existing at year-end (full provision) at the tax rate in force on that date, or at the rate for the subsequent year where known. Previous deferred tax is revalued using the same rate (liability method).

The main categories of deferred taxes apply to restatements of internal profits on inventories, provisions for inventories and timing differences.

If a recovery risk arises on some or all of a deferred tax asset, a provision for impairment is recorded.

Deferred tax is also recognised on unrealised gains on investments in associates. In accordance with IAS 12, these gains are the difference between the consolidated value of these investments and their tax value. They are taxed at the reduced rate of 5%. This reduced rate, which was instituted by the 2004 Amended Finance Act, has been adopted based on the following factors:

• the Hermès Group does not intend to dispose of these investments in the medium term;

• no distribution of dividends is expected over the medium term.

Foreign exchange differences arising from the translation of deferred taxes are recognised in the income statement in deferred tax credits or charges.

Group tax election

The Company has opted for a group tax election, which took effect from 1 January 1988. Under the terms of an agreement between the parent company and the subsidiaries included in the group tax election, projected and actual tax savings or liabilities generated by the Group are recognised in the income statement in the year in which they arise.

The main companies included in the group tax election are Hermès International, Avril-Morio & Patte, Castille Investissements, Compagnie des Arts de la Table, Compagnie des Cristalleries de Saint-Louis, Compagnie Hermès de Participations, Comptoir Nouveau de la Parfumerie, Ets Marcel Gandit, Ganterie de Saint-Junien, Gordon-Choisy, Héraklion, Hermès Sellier, Holding Textile Hermès, Immauger, John Lobb, La Manufacture de Seloncourt, La Maroquinerie Nontronnaise, Maroquinerie de Belley, Maroquinerie des Ardennes, Maroquinerie de Sayat, Motsch George V, Nehel, SC Honossy, SCI Auger-Hoche, SCI Boissy Les Mûriers, SCI Boissy Nontron, Société d'Impression sur Étoffes du Grand-Lemps and Sport-Soie.

NOTE 1.20 - ADJUSTMENT OF DEPRECIATION, AMORTISATION AND PROVISIONS

The impact of accounting entries booked solely to comply with tax legislation is eliminated from the consolidated financial statements, net of deferred tax.

These adjustments mainly relate to restricted provisions and accelerated tax depreciation in French companies, and to impairment provisions for inventories and doubtful accounts in foreign companies.

NOTE 1.21 - EARNINGS PER SHARE

In accordance with IAS 33, basic earnings per share is calculated by dividing the attributable net profit or loss for the period by the average number of ordinary shares outstanding during the period.

The average number of ordinary shares outstanding during the period is the number of ordinary shares outstanding at the beginning of the period, adjusted by the number of ordinary shares bought back or issued during the period multiplied by a time-weighting factor.

Diluted earnings per share is adjusted for the effects of all dilutive potential ordinary shares which may be created as a result of the conversion of convertible instruments, the exercise of stock options or share warrants, or the issuance of new shares.

NOTE 1.22 - OPTIONS TO SUBSCRIBE FOR NEW SHARES OR TO PURCHASE EXISTING SHARES

Stock options granted to employees are recognised as expenses at fair value, with a corresponding increase in equity over the vesting period.

The fair value of stock options is determined using a binomial model, which takes into account the attributes of the plan (exercise price, exercise period), market data at the time of allotment (risk-free rate, share price, volatility, expected dividends) and assumptions on the beneficiaries' behaviour.

Only those plans granted after 7 November 2002 under which the stock options were not vested as of 1 January 2005 are recognised in accordance with IFRS 2 "Share-based Payment".

First-time adoption: The application of IFRS 2 has no impact on the Group's financial statements insofar as no plan that had been issued previously is covered by the scope of the standard.

NOTE 1.23 - EVENTS OCCURRING AFTER 31 DECEMBER 2005

No significant event has occurred since 31 December 2005.

The consolidated financial statements for the year as presented were approved by the Supervisory Board on 22 March 2006 and will be submitted to the shareholders for approval at the Annual General Meeting of 6 June 2006.

The consolidated financial statements for the year were also reviewed by the Audit Committee at its meeting of 16 March 2006.

The dividend that was proposed after the closing date but before the publication date of the financial statement is 2.50 euros per share.

NOTE 2 - CHANGES IN THE SCOPE OF CONSOLIDATION

	Interest		Method	
	2005	2004	2005	2004
Hermès Korea	[illegible]	89.80%	[illegible]	Full
Hermès Grèce	[illegible]	–	[illegible]	–
John Lobb Japan*	[illegible]	45.00%	[illegible]	Equity
Leica Camera AG	[illegible]	31.50%	[illegible]	Equity
Leica Japon	[illegible]	–	[illegible]	–
Société Nontronnaise de Confection	[illegible]	50.99%	[illegible]	Equity
SCI Boissy Belley*		100.00%		Full
SCI Boissy Bogny*		100.00%		Full
SCI Boissy Saint-Honoré*		100.00%		Full
SCI Les Jonquilles Soleil*		100.00%		Full
Société d'Impression Berjalienne**		100.00%		Full
Société d'Impression sur Étoffes du Grand-Lemps	[illegible]	99.97%	[illegible]	Full
Compagnie des Cristalleries de Saint-Louis	[illegible]	98.80%		Full

* Change effective as of 1 July 2005.

** Change effective as of 31 October 2005.

The main changes in the scope of consolidation during 2005 were the following:

– Hermès Grèce: As part of its strategy to expand its operations in Europe, the Hermès Group created a new subsidiary in Greece during the second half of 2005. The subsidiary is wholly-owned by Hermès International and its head office is located in Athens;

– John Lobb Japan: To reinforce the distribution potential for John Lobb products in Japan, all of the shares in the subsidiary, which was previously accounted for by the equity method, were bought by John Lobb & Co and Hermès Japon during the second half of 2005;

– Leica Japon: Creation of a joint venture between Leica Camera AG (36.18% owned by the Hermès Group) and Hermès Japon;

– Société d'Impression Berjalienne: To simplify the structure of the Textiles division, Société d'Impression Berjalienne was merged with and into Ateliers A.S. by the transfer of all of its assets to Ateliers A.S., which owned 100% of its share capital. It is noted that Ateliers A.S. is in turn wholly-owned by the Group;

– SCI Boissy Saint-Honoré was merged with and into Maroquinerie de Sayat;

– SCI Les Jonquilles Soleil was merged with and into La Manufacture de Seloncourt;

– SCI Boissy Belley was merged with and into Maroquinerie de Belley;

– SCI Boissy Bogny was merged with and into Maroquinerie des Ardennes.

NOTE 3 - INTANGIBLE ASSETS

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Leasehold rights	33.3	1.1	(0.1)	0.2	–	[illegible]
Purchased goodwill	3.0	–	–	–	–	3.0
Concessions, patents, licences and software	14.1	1.7	–	0.1	0.4	[illegible]
Other intangible assets	20.0	5.6	(0.2)	0.1	1.2	26.7
Total gross value	**70.4**	**8.4**	**(0.3)**	**0.4**	**1.6**	80.5
Amortisation of leasehold rights	16.6	0.7	(0.1)	0.1	–	[illegible]
Amortisation of purchased goodwill	2.7	–	–	–	–	2.7
Amortisation of concessions, patents, licences and software	10.6	1.5	–	0.1	0.3	[illegible]
Amortisation of other intangible assets	15.6	1.7	(0.1)	–	–	[illegible]
Impairment losses	0.8	0.2	–	–	–	1.0
Total amortisation and impairment losses	**46.3**	**4.1**	**(0.2)**	**0.2**	**0.3**	50.7
Total net value	**24.1**	**4.3**	**(0.1)**	**0.2**	**1.3**	29.8

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Land	120.6	2.4	–	3.0	0.1	126.1
Buildings	224.5	11.8	(3.9)	2.5	2.2	237.1
Machinery, plant and equipment	96.9	7.5	(1.9)	0.5	(3.1)	99.9
Other property, plant and equipment	275.6	23.9	(4.6)	15.7	14.9	325.5
Construction in progress	22.8	36.4	–	2.9	(10.6)	51.5
Total gross value	**740.4**	**82.0**	**(10.4)**	**24.6**	**3.5**	**840.1**
Depreciation of buildings	74.2	11.4	(4.0)	0.6	(2.6)	79.6
Depreciation of machinery, plant and equipment	63.2	5.5	(1.8)	0.2	(2.6)	64.5
Depreciation of other property, plant and equipment	137.1	28.6	(3.9)	7.2	8.2	177.2
Impairment losses	15.2	1.9	–	0.2	2.0	19.3
Total depreciation and impairment losses	**289.7**	**47.4**	**(9.7)**	**8.2**	**5.0**	340.6
Total net value	**450.7**	**34.6**	**(0.7)**	**16.4**	**(1.5)**	499.5

No item of property, plant or equipment has been pledged as debt collateral. Furthermore, the amount of these assets in temporary use is not material when compared with the total value of property, plant and equipment.
Impairment losses on intangible assets and property, plant and equipment relate to production operations and stores considered to be insufficiently profitable based on the criteria set forth in IAS 36.
It is noted that the cash generating units on which impairment losses have been recognised are not individually material when compared with the Group's overall revenues.

NOTE 5 - INVESTMENT PROPERTY

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Land	0.7	2.4	–	–	–	[illegible]
Buildings	4.0	5.6	–	0.3	–	[illegible]
Total gross value	**4.7**	**8.0**	**–**	**0.3**	**–**	**13.0**
Depreciation	0.6	0.2	–	–	–	[illegible]
Total net value	**4.1**	**7.8**	**–**	**0.3**	**–**	**12.2**

It is noted that neither the Group nor its subsidiaries are bound by any contractual obligation to buy, build or develop any investment property, existing or otherwise.
Moreover, the costs incurred for the upkeep, maintenance and improvement of investment assets are not material, nor, to the best of our knowledge at this time, likely to change materially over the next several years.

Rental income derived from investment property amounted to 0.3 million euros.

As at 31 December 2005, the estimated fair value of investment property was 20 million euros. This estimate is based on valuation work carried out by independent experts at appropriate intervals.
The valuations are based mainly on real estate transactions for comparable properties and on indicators established by recognised organisations or professionals.

NOTE 6 - FINANCE LEASES

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Buildings held under finance leases	5.5	–	–	–	(5.5)	-
Total gross value	**5.5**	**–**	**–**	**–**	**(5.5)**	**-**
Depreciation of property held under finance leases	2.3	–	–	–	(2.3)	-
Total net value	**3.2**	**–**	**–**	**–**	**(3.2)**	**-**

Buildings held under finance leases included a property in Milan held under a finance lease. This lease expired on 15 December 2005. All liabilities under the lease have been repaid and no rents remain payable under the terms of the lease.

As of 31 December 2005, the Group no longer has any finance leases as defined by IAS 17.

NOTE 7 - GOODWILL

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Goodwill	52.5	0.4	–	1.8	0.4	55.1
Total gross value	**52.5**	**0.4**	**–**	**1.8**	**0.4**	55.1
Amortisation booked before 1 January 2004	32.9	–	–	1.3	–	34.2
Impairment losses	0.8	0.3	–	–	0.1	1.2
Total amortisation and impairment losses	**33.7**	**0.3**	**–**	**1.3**	**0.1**	35.4
Total net value	**18.8**	**0.1**	**–**	**0.5**	**0.3**	19.7

During the year, material changes in goodwill related to the following:

– Société Nontronnaise de Confection, for which goodwill of 0.1 million euros was recognised when the Group acquired the shares held by minority shareholders;

– Compagnie des Cristalleries de Saint-Louis, for which goodwill of 0.2 million euros was recognised when the Group acquired the pre-emptive rights held by minority shareholders.

The impact of exchange rates increased the gross value of goodwill by 1.8 million euros.

It is noted that amortisation booked before 1 January 2004 has not been restated, in accordance with the exception allowed by IFRS 1.

It is noted that the cash generating units on which impairment losses have been recognised are not individually material when compared with the Group's overall business. Furthermore, no goodwill with an indefinite life is allocated to several CGUs.

NOTE 8 - INVESTMENTS IN ASSOCIATES

a - Value of shares in associates

in millions of euros

	31/12/2005	01/01/2005
Financière Saint-Éloi	(1.6)	(1.6)
Gaulme	12.4	13.6
Groupe Perrin	4.3	3.7
John Lobb Japan*	-	0.9
Leica Camera AG	7.4	-
Leica Japon	[illegible]	–
Maroquinerie Thierry		0.1
Société Nontronnaise de Confection**	-	–
Soficuir International	13.8	11.7
TOTAL	37 7	**28.4**

* Accounted for under the equity method until 30 June 2005.

** Accounted for under the equity method until 31 December 2004.

All these entities have a financial year-end of 31 December, with the exception of Leica Camera AG (31 March). However, this company draws up a financial position as at 31 December of each year for purposes of its consolidation into the Hermès Group.

b - Change in investments in associates

This item is broken down as follows:

in millions of euros

Investments in associates as at 1 January 2005	28.4
Change in goodwill recognised for associates	[illegible]
Impairment provision*	[illegible]
Dividends paid	-
Impact of changes in scope of consolidation	[illegible]
Share of 2005 net income	[illegible]
Other	[illegible]
Investments in associates as at 31 December 2005	37.7

* For Leica Camera shares.

c - Information on associates

in millions of euros

2005	% interest	Market capitalisation	Sales	Net income	Fixed assets	Equity	Total assets
Financière Saint-Éloi	20.00%	n/a	N/A	N/A	N/A	N/A	N/A
Gaulme	35.00%	n/a	28.7	(1.0)	31.5	12.8	45.3
Groupe Perrin	39.52%	n/a	27.0	2.0	3.0	14.2	22.4
Leica Camera AG*	36.18%	66.0	93.7	(19.8)	12.4	2.7	80.9
Leica Camera Japan Co	67.45%	n/a	6.1	(0.7)	1.0	2.0	9.2
Maroquinerie Thierry	43.82%	n/a	2.4	(0.1)	0.4	0.3	0.8
Soficuir International	49.60%	n/a	47.4	3.2	6.0	26.8	59.0

* Figures for the financial year from 1 April 2004 until 31 March 2005.
n/a: not applicable; N/A: not available.

in millions of euros

2004	% interest	Market capitalisation	Sales	Net income	Fixed assets	Equity	Total assets
Financière Saint-Éloi	20.00%	n/a	91.2	(20.3)	19.9	(1.6)	79.9
Gaulme	35.00%	n/a	26.8	(9.3)	33.9	15.0	46.9
Groupe Perrin	39.52%	n/a	22.5	(0.2)	3.2	12.1	22.2
John Lobb Japan*	45.00%	n/a	3.6	0.2	1.3	2.0	3.3
Leica Camera AG**	31.50%	18.1	119.1	(3.4)	17.4	21.9	94.9
Maroquinerie Thierry	43.82%	n/a	2.2	(0.3)	0.5	0.4	1.0
Société Nontronnaise de Confection***	50.99%	n/a	1.0	(0.2)	-	0.1	0.4
Soficuir International	49.60%	n/a	43.7	3.6	5.6	23.7	51.7

* Accounted for under the equity method until 30 June 2005.
** Figures for the financial year from 1 April 2003 until 31 March 2004.
*** Accounted for under the equity method until 31 December 2004.
n/a: not applicable.

NOTE 9 - AVAILABLE-FOR-SALE SECURITIES AND HELD-TO-MATURITY SECURITIES

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Other investments in non-consolidated companies	1.1	–	(0.3)	–	–	[illegible]
Other long-term investments	10.6	9.2	(1.3)	–	–	[illegible]
Total gross value	**11.7**	**9.2**	**(1.6)**	–	–	19.3
Depreciation	2.5	0.1	(0.7)	–	–	[illegible]
Total available-for-sale securities	**9.2**	**9.1**	**(0.9)**	–	–	17.4

Other long-term investments mainly include 6.1 million euros in life insurance in Japan and 9.2 million euros in a liquidity contract entered into in 2005.

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Other long-term securities	11.2	9.2	–	–	–	[illegible]
Other term investments	12.0	15.0	–	–	–	[illegible]
Total gross value	**23.2**	**24.2**	–	–	–	47.4
Depreciation	–	–	–	–	–	
Total held-to-maturity securities	**23.2**	**24.2**	–	–	–	47.4

Other long-term securities include 11.6 million euros in Leica Camera AG convertible bonds subscribed for during 2004, which are revalued each year at the effective interest rate of 9%.

Changes during the year include 8 million euros for subscription to Gaulme bonds with warrants.
Term investments, which are not liquid, include term deposits with banks held for more than three months.

NOTE 10 - LOANS AND DEPOSITS

in millions of euros

	01/01/2005	Increases	Decreases	Currency impact	Other	31/12/2005
Loans and deposits	12.6	2.2	(0.6)	0.6	0.5	[illegible]
Depreciation	0.1	0.1	–	–	–	[illegible]
Total loans and deposits	**12.5**	**2.1**	**(0.6)**	**0.6**	**0.5**	15.1

Security deposits amounted to 11.1 million euros at 31 December 2005.

NOTE 11 - INVENTORIES AND WORK IN PROGRESS

in millions of euros

	31/12/2005 Gross	Impairment	Net	01/01/2005 Net
Purchased goods, semi-finished and finished goods	[illegible]	[illegible]	[illegible]	189.8
Raw materials and work in progress	[illegible]	[illegible]	[illegible]	100.4
Total inventories and work in progress	447.6	125.4	322.2	290.2

The net charge to provisions for inventories was 10.1 million euros for 2005 compared with a reversal of 4.8 million euros in 2004.

No inventories were pledged as debt collateral.

NOTE 12 - TRADE RECEIVABLES AND OTHER RECEIVABLES

in millions of euros

	31/12/2005 Gross	Impairment	Net	01/01/2005 Net
Trade receivables	[illegible]	[illegible]	[illegible]	111.6
Current tax receivables	[illegible]	-	[illegible]	6.8
Other receivables	[illegible]	[illegible]	[illegible]	37.5
Total other receivables	161.6	6.8	154.8	155.9

All accounts receivable are due within one year.

NOTE 13 - CASH AND CASH EQUIVALENTS

in millions of euros

	31/12/2005	01/01/2005
Cash and cash equivalents	[illegible]	113.1
Marketable securities	[illegible]	495.6
Cash and cash equivalents	605.3	608.7

The majority of marketable securities consists of investments in the euro money market.
A breakdown of cash and equivalents by foreign currency and interest rate is shown in Note 26.

All cash and equivalents mature in less than three months and have a sensitivity of less than 0.5%.

NOTE 14 - MINORITY INTERESTS

in millions of euros

	31/12/2005	01/01/2005	31/12/2004
Minority interests as at 1 January	17.2	**18.2**	**18.2**
Impact of changes in the scope of consolidation	[illegible]	(1.3)	(1.3)
Translation adjustment on foreign companies	[illegible]	(0.5)	(0.5)
Minority interests in dividends distributed	(2.3)	(1.3)	(1.3)
Minority interests in net income	[illegible]	4.5	4.5
Change in commitments to buy back minority interests	[illegible]	(2.5)	-
Other		0.1	0.1
Minority interests as at 31 December	21.5	**17.2**	**19.7**

NOTE 15 - PROVISIONS

a - Provisions by maturity and by category

in millions of euros

	Current	Non-current	31/12/2005	01/01/2005
Provisions for litigation and other risks	13.8	0.7	14.5	12.6
Provisions for restructuring	1.3	–	1.3	1.4
TOTAL	**15.1**	**0.7**	15.8	**14.0**

b - Changes in provisions

in millions of euros

	01/01/2005	Charges	Amounts reversed*	Currency impact	Other	31/12/2005
Provisions for litigation and other risks	12.6	6.4	(5.5)	0.9	0.1	14.5
Provisions for restructuring	1.4	0.6	(0.7)	–	–	1.3
TOTAL	**14.0**	**7.0**	**(6.2)**	**0.9**	**0.1**	15.8

* Amounts used:	
Provisions for litigation and other risks	3.3
Provisions for restructuring	0.7
Total	**4.0**

NOTE 16 - POST-EMPLOYMENT AND OTHER EMPLOYEE BENEFITS

a - Description of plans

Hermès Group employees are eligible for short-term benefits (paid leave, sick leave, profit sharing), long-term benefits (long-service awards) and post-employment benefits under defined contribution/defined benefit plans (mainly lump-sum retirement benefits, and supplemental pension schemes).

Post-employment benefits are awarded either through defined-contribution plans or defined-benefit plans.

• Defined-contribution plans

Under these plans, regular payments are made to outside organisations, which are responsible for their administrative and financial management. These plans release the employer from any subsequent obligation, as the outside organisation takes responsibility for paying amounts due to employees (basic Social Security old-age plan, ARRCO/AGIRC supplemental pension plans, defined-contribution pension funds).

• Defined-benefit plans

Under these plans, the employer assumes an obligation vis-à-vis its employees. If these plans are not entirely funded in advance, an allowance is booked to a provision.

Post-employment and similar obligations (Defined Benefit Obligations or DBOs) are measured using the projected credit units method, based on actuarial assumptions that take into consideration specific conditions, primarily macroeconomic conditions, in the different countries in which the Group operates.

Changes in actuarial assumptions and experience effects give rise to actuarial gains or losses, which are recognised in accordance with the "corridor" method. Under this method, actuarial gains or losses exceeding 10% of the maximum difference between the asset allocated for covering the obligation and the obligation are amortised over the residual life of the plans.

For the Group, the main defined-benefit plans apply mainly to:

– Lump-sum retirement benefits in France, Italy, Switzerland and Japan: These are calculated based on employee length of service and salary upon reaching retirement age. These obligations are partially or entirely outsourced depending on the country;

– Long-service awards in France: These are awards for longstanding service or outstanding initiatives taken by employees or persons treated as employees during their careers, or for skills enhancement. The awards are issued with a bonus, under the terms of a collective agreement, company-wide agreement or decision by the relevant company or works council;

– A top-up pension scheme for executives in France or in other countries.

in millions of euros

	< 1 year	> 1 year	Total 2005	2004
Post-employment and similar benefits	4.0	23.6	27.6	26.4
TOTAL	**4.0**	**23.6**	**27.6**	**26.4**

b - Actuarial assumptions as of 31 December 2005

Actuarial assumptions are reviewed each year. For 2005, the following assumptions were used:

	France	Japan	Italy	Switzerland
Retirement age	65*	60	60/62	64/65
Increase in salaries	2-4%	2.0%	2.5%	2.0%
Increase in Social Security ceiling	3%	n/a	n/a	n/a
Expected rate of return on assets	4.5%	n/a	n/a	2.5%
Discount rate	4.0%	2.0%	4.0%	2.3%

* The procedures applicable to retiring employees also apply the provisions stipulated by the law of 21 August 2003 (Fillon Act).

c - Summary of financial position of defined-benefit plans as at 31 December 2005

Defined benefit obligations under the main pension plans are broken down as follows: France, 75%; Japan, 19%; other European countries, 6%.

1) Assets and liabilities recorded on the balance sheet

in millions of euros

	Defined-benefit pension plans	Other defined-benefit plans	31/12/2005	01/01/2005
Actual value of funded obligations	54.6	1.1	55.7	49.3
Fair value of assets	(14.6)	–	(14.6)	(19.0)
Excess of obligations/(assets) of financed plans	**40.0**	**1.1**	**41.1**	**30.3**
Actual value of unfunded obligations	–	–	–	–
Past services not yet recognised	–	–	–	–
Unrecognised net actuarial gains/(losses)	(13.5)	–	(13.5)	(3.9)
Unrecognised net assets	–	–	–	–
Net defined-benefit obligations	**26.5**	**1.1**	**27.6**	**26.4**
Obligations recorded under assets	–	–	–	–
Obligations recorded under liabilities	26.5	1.1	27.6	26.4
Net obligations	**26.5**	**1.1**	**27.6**	**26.4**

2) Expenses recognised in the income statement

in millions of euros

	Defined-benefit pension plans	Other defined-benefit plans	2005
Net current service cost	3.7	0.1	[illegible]
Interest cost	1.7	–	[illegible]
Expected return on plan assets	(0.2)	–	(0.2)
Net actuarial (gains)/losses recognised during the year	0.1	0.4	[illegible]
Other	(0.2)	–	(0.2)
Opening equity adjustments	–	(0.2)	(0.2)
Cost of defined-benefit plans	**5.1**	**0.2**	5.3

The cost of defined-benefit plans was 3.3 million euros in 2004.

Expenses related to defined-benefit plans are recorded in the income statement under the appropriate expense headings by function.

3) Reconciliation of net defined benefit obligations

in millions of euros

	Defined-benefit pension plans	Other defined-benefit plans	Total
Liabilities as at 1 January 2005	**25.9**	**0.5**	26.4
Translation differences	–	–	
Pension expense	5.1	0.2	5.3
Employer contributions	(4.7)	–	(4.7)
Adjustment to opening equity	0.1	0.3	0.4
Other	0.1	0.1	0.2
Liabilities as at 31 December 2005	**26.5**	**1.1**	27.6

4) Reconciliation of the value of defined benefit and similar obligations

in millions of euros

	Defined-benefit pension plans	Other defined-benefit plans	Total
DBOs as at 1 January 2005	**48.8**	**0.5**	49.3
Pension expense	5.1	0.2	5.3
Employer contributions	(9.1)	–	[illegible]
Unrecognised actuarial differences	9.8	–	9.8
Other	–	0.3	0.3
DBOs as at 31 December 2005	**54.6**	**1.1**	55.7

NOTE 17 - TRADE PAYABLES AND OTHER PAYABLES

in millions of euros

	31/12/2005	01/01/2005
Trade payables	[illegible]	142.9
Tax liabilities payable	[illegible]	23.8
Other current liabilities	[illegible]	110.6
Other non-current liabilities	[illegible]	25.2
TRADE PAYABLES AND OTHER PAYABLES	328.4	**302.5**

NOTE 18 - INFORMATION ON SALES BY BUSINESS SEGMENT

a - Consolidated sales by business line

in millions of euros

	2005	2004
Silk Products	[illegible]	149.5
Bags and Luggage	[illegible]	528.8
Clothing and Accessories [1]	[illegible]	272.6
Other Sectors [2]	[illegible]	133.7
Distribution via the Hermès exclusive network	1,166.0	**1,084.6**
Perfumes	[illegible]	64.7
Watches	[illegible]	100.4
Tableware	[illegible]	34.8
Distribution via specialist outlets	213.6	**199.9**
Miscellaneous [3]	47.8	**46.9**
TOTAL	1,427.4	**1,331.4**

(1) "Clothing and Accessories" includes men and women's clothing, belts, enamel, leather jewellery, gloves, hats and Hermès shoes.

(2) "Other Sectors" includes jewellery, diaries, small leather articles and Art of Living products.

(3) "Miscellaneous" products include John Lobb shoes and products manufactured for brands outside the Group (textile printing, perfumes, etc.).

The bulk of sales is generated by sales of goods. Sales of services do not make up a material percentage of total sales.

b - Segment data

in millions of euros

	2005				2004			
	Hermès network	**Specialist outlets**	**Other***	**Total**	**Hermès network**	**Specialist outlets**	**Other**	**Total**
Sales	1,166.0	213.6	47.8	1,427.4	**1,084.6**	**199.9**	**46.9**	**1,331.4**
Selling, marketing and administrative expenses	[illegible]	[illegible]	(41.9)	[illegible]	(356.4)	(65.7)	(40.8)	(462.9)
Depreciation and amortisation	[illegible]	(7.8)	(6.2)	(42.5)	(27.0)	(8.1)	(7.1)	(42.2)
Operating provisions	[illegible]	[illegible]	(3.2)	[illegible]	(1.2)	0.1	(0.9)	(2.0)
Impairment losses		(3.9)	(0.5)	[illegible]	(0.2)	(2.8)	(0.3)	(3.3)
Segment result	361.1	46.3	(23.9)	383.5	**357.3**	**39.4**	**(39.6)**	**357.1**
Operating margin by segment	[illegible]	[illegible]	–	[illegible]	*32.9%*	*19.7%*	–	*26.8%*
Financial income		–	5.9	[illegible]	–	–	7.5	7.5
Share of net income of associates		.	0.2	[illegible]	–	–	(21.0)	(21.0)
Corporate income tax			[illegible]	[illegible]	–	–	(125.2)	(125.2)
Minority interests			(4.8)	[illegible]	–	–	(4.5)	(4.5)
Net income	361.1	46.3	(160.4)	247.0	**357.3**	**39.4**	**(182.8)**	**213.9**
*Segment assets***	[illegible]	96.9	34.9	1,037.2	821.3	90.6	25.1	937.0
Segment investments	[illegible]	[illegible]	44.0	118.5	71.9	6.4	40.5	118.8
Segment liabilities**	[illegible]	[illegible]	54.5	328.6	230.2	36.1 *	52.8	319.1

* Including items that cannot be allocated to a specific business segment but meet the definitions set out in Note 1.15.

** Reconciliation of segment assets and liabilities with the balance sheet:

in millions of euros

	31/12/2005	**01/01/2005**
Assets allocated to a segment	[illegible]	911.9
Other assets that cannot be allocated to a segment but meet the definition of "segment assets"	34.9	25.1
"Segment" assets	1,037.2	**937.0**
Available-for-sale securities	[illegible]	9.2
Held-to-maturity securities	47.4	23.2
Investments in associates	[illegible]	28.4
Other non-current financial assets	15.1	12.5
Tax receivables and deferred tax assets	[illegible]	96.7
Financial instruments at fair value	[illegible]	29.3
Cash and cash equivalents	[illegible]	608.7
TOTAL ASSETS	1,893.6	**1,745.0**
Liabilities allocated to a segment	[illegible]	266.3
Other liabilities that cannot be allocated to a segment but meet the definition of "segment liability"	[illegible]	52.8
"Segment" liabilities	328.6	**319.1**
Taxes payable and deferred tax liabilities	[illegible]	40.3
Cash liabilities and financial instruments	[illegible]	93.7
Shareholders' equity	[illegible]	1,291.9
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,893.6	**1,745.0**

NOTE 19 - INFORMATION BY GEOGRAPHICAL AREA

The information below is presented after eliminations and adjustments.

in millions of euros

	2005			2004		
	Sales	Segment assets	Investments by segment	Sales	Segment assets	Investments by segment
France	[illegible]	[illegible]	[illegible]	256.3	432.9	67.1
Europe (excluding France)	[illegible]	[illegible]	[illegible]	222.3	105.6	12.9
Japan	[illegible]	[illegible]	[illegible]	398.2	241.7	15.1
Asia-Pacific (excluding Japan)	[illegible]	[illegible]	[illegible]	217.4	86.7	17.7
Americas	[illegible]	[illegible]	6.2	196.7	70.1	6.0
Other [1]	[illegible]			40.5	–	–
TOTAL	1,427.4	1,037.2	118.5	**1,331.4**	**937.0**	**118.8**

(1) Includes sales to airlines.

NOTE 20 - GROSS PROFIT

All commissions are taken to cost of sales. Provisions for impairment of inventories, losses on inventories, and the portion of depreciation that is allocated to the production cost of products sold are included in the cost of sales.

NOTE 21 - SELLING, MARKETING AND ADMINISTRATIVE EXPENSES

in millions of euros

	2005	2004
Advertising and public relations	76.2	71.1
Other selling, marketing and administrative expenses	411.9	391.8
TOTAL	488.1	**462.9**

NOTE 22 - EMPLOYEES

Geographical breakdown of employees:

	2005	2004
France	3,851	3,680
Europe (excluding France)	60[illegible]	585
Rest of world	1,6[illegible]	1,606
TOTAL	6,150	**5,871**

Breakdown by category:

	2005	2004
Production	[illegible]	2,384
Sales	[illegible]	2,447
Other (design, marketing, administration)	[illegible]	1,040
TOTAL	6.150	5,871

Total personnel costs for 2005 were 342.4 million euros, compared with 313.8 million euros in 2004.

NOTE 23 - OTHER INCOME AND EXPENSE

in millions of euros

	2005	2004
Depreciation and amortisation	[illegible]	(42.2)
Net changes in provisions	[illegible]	1.3
Net change in post-employment and similar benefit obligations	[illegible]	(3.3)
Impairment losses on fixed assets	[illegible]	(3.3)
Other income and expenses	[illegible]	(0.5)
TOTAL	(57.2)	**(48.0)**

NOTE 24 - NET FINANCIAL INCOME

in millions of euros

	2005	2004
Income from cash and cash equivalents	11.2	8.7
Cost of gross debt	[illegible]	(1.1)
– of which: income from hedging instruments	[illegible]	*0.6*
Cost of net debt	11.0	**7.6**
Other financial income and expenses	[illegible]	(0.1)
– of which: gains/(losses) on trading derivatives	[illegible]	–
– of which: changes in the value of trading assets and liabilities	[illegible]	–
TOTAL	**3.9**	**7.5**

NOTE 25 - CORPORATE INCOME TAX

a - Breakdown of corporate income tax charge

in millions of euros

	2005	2004
Current tax	[illegible]	(122.4)
Deferred tax	[illegible]	(2.8)
TOTAL	(135.8)	**(125.2)**

b - Rationalisation of corporate income tax charge

The effective tax rate for the year ended 31 December 2005 was 35.1% compared with 34.3% in the year ended 31 December 2004. The difference between the theoretical tax charge and the actual tax charge for 2005 is explained as follows:

in millions of euros

	2005	2004
Consolidated net income - Group's share	[illegible]	213.9
Share of net income of associates	0.2	(21.0)
Consolidated net income - minority interests	[illegible]	(4.5)
Corporate income tax	(135.8)	**(125.2)**
Income before tax	[illegible]	364.6
Effective tax rate	[illegible]	34.3%
Current tax rate in France	[illegible]	35.4%
Theoretical tax charge	[illegible]	(129.1)
Reconciliation items:		
– differences relating to foreign tax	2.2	1.3
– differences relating to taxation of unrealised gains on investments in associates	(0.1)	1.2
– permanent timing differences and transactions taxed at a reduced rate	(2.7)	1.4
TOTAL	(135.8)	**(125.2)**

c - Deferred tax

Deferred tax is recognised on all timing differences using the liability method. Discounting is not applied to deferred tax. The net change in deferred tax assets and liabilities breaks down as follows:

in millions of euros

Deferred tax assets as at 1 January 2005	[illegible]
Deferred tax liabilities as at 1 January 2005	[illegible]
Net deferred tax assets as at 1 January 2005	**73.4**
Impact on the income statement	[illegible]
Impact on the scope of consolidation	0.2
Other *	[illegible]
Impact of foreign exchange movements	[illegible]
Deferred tax assets as at 31 December 2005	[illegible]
Deferred tax liabilities as at 31 December 2005	[illegible]
Net deferred tax assets as at 31 December 2005	**86.5**

* Other items relate to deferred taxes resulting from the reversal of the portion of revaluation of financial instruments recorded under equity as at 1 January 2005 (recyclable portion). This movement produced no impact on net income for the year.

d - Tax impact of dividends proposed and declared to shareholders

The amount of dividends proposed and declared to shareholders has no tax impact.

NOTE 26 - EXPOSURE TO MARKET RISKS

a- Counterparty risk

As the Group deals only with leading banks and financial institutions that have signed an FBF agreement on trading in financial futures instruments, it is not exposed to any counterparty risk.

b - Currency risk

Most of the Group's currency exposure comes from sales denominated in foreign currencies.

It hedges this exposure so as to minimise the impact of currency fluctuations on Group profits.

The Group's currency exposure management policy is based on the following principles:

- the manufacturing subsidiaries bill the distribution subsidiaries in their home currency, which automatically concentrates the currency risk on the manufacturing subsidiaries;
- the Group's net exposure is systematically hedged by Hermès International according to annual budgets through firm foreign exchange transactions and/or options.
- no speculative transactions are authorised;
- all other non-operating transactions are hedged against currency risks as soon as the commitment is firm and definitive.

These management rules have been validated by the Executive Committee and have also been endorsed by the Supervisory Board.

An integrated software package is used for the administrative management of these transactions and to monitor the back office in real time. In addition, the internal audit ensures compliance with these rules.

Within this set of rules, management decisions are validated by the Executive Committee, via a Treasury Security Committee that meets on a regular basis.

Currency position

in millions of euros

Currency	Payables and receivables as at 31/12/2005	Future cash flows	Net position before cover	Off-balance sheet position	Net position after cover	Cover ratio	1% sensitivity
AUD	1.2	3.7	4.9	(4.8)	0.1	98%	-
CAD	0.9	4.5	5.4	(4.8)	0.6	90%	(0.01)
CHF	(1.5)	9.4	7.9	(8.6)	(0.7)	108%	0.01
CZK	0.3	0.8	1.1	(1.2)	(0.1)	110%	-
EUR*	5.5	23.0	28.4	(29.7)	(1.2)	104%	0.01
GBP	4.9	13.5	18.4	(17.7)	0.7	96%	(0.01)
HKD	6.9	37.8	44.7	(42.7)	2.1	95%	(0.02)
JPY	87.1	161.6	248.7	(250.0)	(1.3)	101%	0.01
KRW	(0.3)	(7.9)	(8.1)	7.9	(0.2)	97%	-
MXN	0.4	-	0.4	-	0.4	-	-
SGD	7.4	102.4	109.8	(112.9)	(3.1)	103%	0.03
THB	1.4	5.2	6.6	(5.6)	1.0	85%	(0.01)
USD	27.9	165.0	193.0	(190.9)	2.0	99%	(0.02)
Total	**142.2**	**519.0**	**661.2**	**(661.0)**	**0.2**	**100%**	**0.0**

* EUR currency risk for subsidiaries that use a different reporting currency.

Breakdown of currency contracts

in millions of euros

	Nominal amount of off-balance sheet position (gross) [1]	Nominal amount of off-balance sheet position (net) [2]	Market value of contracts at 31/12/2005 [3] Cash flow hedge	Fair value hedge	Unallocated	Total
Options purchased						
HKD put	18.8	18.8	0.2	–	–	0.2
JPY put	96.7	96.7	3.0	–	–	3.0
JPY call	(6.5)	–	–	–	0.1	0.1
SGD put	65.7	60.6	0.3	–	–	0.3
USD put	65.8	65.8	0.8	–	–	0.8
USD call	(4.7)	(2.4)	–	–	–	0.1
	235.9	**239.6**	**4.3**	**–**	**0.1**	**4.4**
Forward currency contracts [4]						
HKD	19.1	19.1	(0.7)	–	–	(0.7)
JPY	65.1	65.1	2.1	–	–	2.1
SGD	57.0	57.0	(2.5)	–	–	(2.5)
USD	110.4	110.4	(2.9)	(0.7)	–	(3.6)
Other	53.1	52.1	1.0	–	–	1.0
	304.8	**303.8**	**(3.0)**	**(0.7)**	**–**	**(3.6)**
Treasury swaps [4]						
HKD	4.7	4.7	–	(0.1)	–	(0.1)
JPY	88.3	88.3	–	(0.4)	–	(0.4)
SGD	(4.7)	(4.7)	–	0.1	–	0.1
USD	17.0	17.0	–	(0.1)	–	(0.1)
Other	12.3	12.3	–	0.1	–	0.1
	117.6	**117.6**	**–**	**(0.4)**	**–**	**(0.4)**
Options sold						
USD call	7.8	–	–	–	(0.4)	(0.4)
	7.8	**–**	**–**	**–**	**(0.4)**	**(0.4)**
Total	**666.1**	**661.0**	**1.3**	**(1.1)**	**(0.3)**	**(0.1)**

(1) Nominal amount of all off-balance sheet instruments.
(2) Nominal amount of derivatives allocated to hedge foreign exchange risks.
(3) Gain/(loss).
(4) Sold/(purchased).

c - Interest-rate and liquidity risk

The Hermès Group's policy is to maintain a positive treasury position and to have cash available so as to be able to finance its growth strategy independently. The Group's treasury surpluses and requirements are managed directly or overseen by Hermès International's Treasury Management Department, in accordance with a conservative policy designed to avoid any risk of losing capital and to maintain a satisfactory liquidity position.

Cash surpluses are invested mainly in money-market mutual funds and cash equivalents with a sensitivity of less than 0.5 and a recommended investment period of less than three months. These investments are carried at their revalued amount (fair value).

Gross debt consists mainly of long-term amortisable fixed-rate loans in Japanese yen contracted by Hermès Japon to finance the purchase of the land and construction of the Ginza store in Tokyo.

These loans are guaranteed by Hermès International but are not covered by any real security interests or by any specific covenants.

From time to time, the Group uses financial instruments such as swaps and derivatives to hedge part of its liabilities and receivables against interest rate fluctuations.

It applies the same risk monitoring and management procedures as for currency transactions.

Interest rate risks are presented only for net cash items, as no interest rate risk has been identified on other financial assets and liabilities.

in millions of euros

	< 1 year	1 year to 5 years	> 5 years	Total	Variable rate	Fixed rate
Financial assets	**605.3**	–	–	**605.3**	**605.3**	–
Euros	472.8	–	–	472.8	472.8	–
Swiss francs	21.5	–	–	21.5	21.5	–
Other	111.0	–	–	111.0	111.0	–
Financial liabilities*	**32.0**	**18.9**	**11.0**	**61.9**	**24.0**	**37.9**
Euros	1.7	0.1	0.1	1.9	1.9	–
Japanese yen	24.8	18.8	10.9	54.5	16.6	37.9
Other	5.5	–	–	5.5	5.5	–
Net cash before cover	**573.3**	**(18.9)**	**(11.0)**	**543.3**	**581.3**	**(37.9)**
Net cash after cover	**573.3**	**(18.9)**	**(11.0)**	**543.3**	**581.3**	**(37.9)**

* Not including commitments to buy out minority shareholders.

in millions of euros

	< 1 year	1 year to 5 years	> 5 years	Total	Variable rate	Fixed rate
Financial assets	**605.3**	–	–	**605.3**	**605.3**	–
Cash and cash equivalents	605.3	–	–	605.3	605.3	–
Financial liabilities*	**32.0**	**18.9**	**11.0**	**61.9**	**24.0**	**37.9**
MT/LT debt	–	18.8	11.0	29.8	3.3	26.5
Bank overdrafts and ST debt	31.9	–	–	31.9	20.5	11.4
Current accounts in debit	0.1	0.1	–	0.2	0.2	–
Net cash before cover	**573.3**	**(18.9)**	**(11.0)**	**543.3**	**581.3**	**(37.9)**
Net cash after cover	**573.3**	**(18.9)**	**(11.0)**	**543.3**	**581.3**	**(37.9)**

* Not including commitments to buy out minority shareholders.

Sensitivity to changes in interest rates

A 1% change in interest rates during 2005 would have had an impact of 5.8 million euros on consolidated income before tax, or 149% of net financial income before tax.

The market value of marketable securities is equivalent to their value on the books.

Financial liabilities do not include the debt associated with employee profit sharing, which is included under "Other liabilities".

in millions of euros

	2005
Financial assets	605.3
Financial liabilities	61.9
Cash and cash equivalents	**543.3**
Change in net cash	**25.8**
Reduction in assets	(15.3)
Reduction in liabilities	31.1
Change in scope of consolidation	(0.4)
Translation adjustment	10.4

d - Fair value of financial assets and liabilities

in millions of euros

2005	Net carrying amount	Fair value	Interest rate	Effective interest rate
Other non-consolidated securities	0.5	0.5	–	–
Liquidity contract	9.2	9.2	–	–
Other long-term investments	7.7	7.7	–	–
Available-for-sale securities	**17.4**	**17.4**		
Leica Camera AG convertible bonds and accrued interest	12.3	12.3	5.5%	9.0%
Gaulme convertible bonds and accrued interest	8.1	8.1	2.8%	2.8%
Term bank deposit 1	12.0	12.2	*	4.2%
Term bank deposit 2	15.0	14.6	*	1.5%
Held-to-maturity securities	**47.4**	**47.2**		
Loans and deposits	15.1	15.1	–	–
Loans and deposits	**15.1**	**15.1**		
Cash and cash equivalents	605.3	605.3	–	–
Cash and cash equivalents	**605.3**	**605.3**		
Bank overdrafts	20.5	20.5	–	–
Commitments to buy out minority shareholders	3.2	3.2	–	–
Japan loan	37.3	37.3	2.0%	2.0%
China loan	3.2	3.2	4.7%	4.7%
Other loans	0.8	0.8	**	–
Current account debit balances	0.2	0.2	**	–
Debt	**65.2**	**65.2**	–	–

* Interest rates are variable rates indexed to 3-month Euribor.
** Interest rates are variable rates.

NOTE 27 - OTHER FINANCIAL COMMITMENTS

in millions of euros

	2005	2004
Bank guarantees given*	92.6	110.5
Repurchases of securities (guarantees received)	20.2	16.5
Repurchases of securities (guarantees given)	5.0	1.6
Finance leases		1.1
Actuarial losses on retirement benefits	13.5	3.9

* Material guarantees are given by the Group to guarantee the commitments of subsidiaries (mainly borrowings by Hermès Japon). They attract fees at a rate in line with charges ordinarily applied by banks.

As at 31 December 2005, future non-cancellable commitments on lease agreements for all stores operated by the Group world-wide were broken down as follows:

in millions of euros

	< 1 year	1 year to 5 years	> 5 years	Total
Minimum payments to be made on rental agreements*	35.5	75.7	49.5	160.7

* Amounts shown have been discounted at an annual rate of 7.2%.

NOTE 28 - OTHER OFF-BALANCE SHEET COMMITMENTS; POTENTIAL LIABILITIES AND ASSETS

The Group has no knowledge of any commitments other than those mentioned elsewhere and that would not be reflected in the financial statements for the year ended 31 December 2005. There currently exists no exceptional event or dispute that would be liable to have a probable and material impact on the Group's financial position.

Furthermore, in the normal course of its business operations, the Group is involved in legal actions and is subject to controls. A provision is booked when a risk is identified and when its cost can be estimated.

NOTE 29 - RELATED-PARTY TRANSACTIONS

Transactions with companies accounted for by the equity method in 2005 were not material relative to the Group's overall business activities.

Relationships with other related parties, within the meaning of IAS 24, can be summarised as follows:

- RDAI: the architectural firm RDAI was commissioned for a design mission to apply the architectural concept to all Hermès Group stores. Fees paid by the Hermès Group amounted to 5.8 million euros before tax in 2005 and 4.6 million euros before tax in 2004;
- Émile Hermès SARL, active partner: Émile Hermès SARL is a *société à responsabilité limitée à capital variable* (limited company with variable capital). Its partners are the direct descendants of Émile-Maurice Hermès and his wife. The company's Executive Chairman is Mr Jean-Louis Dumas and it is governed by a Management Board. Each year, Hermès International pays the active partners a sum equal to 0.67% of distributable profits. The active partners distribute this sum amongst them-selves as they see fit. If no agreement can be reached, 95% of this sum is allocated to Émile Hermès SARL and the balance is allocated to Mr Jean-Louis Dumas. Furthermore, Hermès International bills back certain expenses incurred to Émile Hermès SARL. These billings amounted to 0.1 million euros in 2005 and in 2004.

NOTE 30 - REMUNERATION OF CORPORATE EXECUTIVE OFFICERS, EXECUTIVE MANAGERS AND SUPERVISORY BOARD MEMBERS

Remuneration paid to executive officers, executive managers and Supervisory Board members of the Group in 2005 amounted to 9.1 million euros compared with 6.9 million euros in 2004 and was broken down as follows for each category of remuneration:

in millions of euros

	Short-term benefits	Post-employment benefits	Other long-term benefits	Lump-sum severance benefits	Share-based payments	Total
2005	7.9	1.2	–	–	–	9.1
2004	5.6	1.1	–	0.2	–	6.9

NOTE 31 - INFORMATION ON FEES PAID TO AUDITORS AND ADVISORS

Deloitte and Didier Kling & Associés are the principal Statutory Auditors of the Hermès Group.

Fees paid to the Statutory Auditors and to members of their networks in 2005 are broken down as follows:

in millions of euros

	Deloitte network				Didier Kling & Associés network			
	2005	Allocation	**2004**	**Allocation**	2005	Allocation	**2004**	**Allocation**
Auditing								
Auditing of accounts	[illegible]	[illegible]	0.8	65%	[illegible]	[illegible]	0.1	100%
Other legal and related engagements			0.1	8%		-	–	–
Sub-total	[illegible]	[illegible]	*0.9*	*73%*	[illegible]	[illegible]	*0.1*	*100%*
Other services								
Legal, tax and labour matters	[illegible]	[illegible]	0.4	27%	–	-	–	–
Sub-total	[illegible]	[illegible]	*0.4*	*27%*	–	-	–	–
TOTAL	1.2	100%	**1.3**	**100%**	0.1	100%	**0.1**	**100%**

The imbalance between the two audit firms is due to the fact that Deloitte is in charge of auditing for nearly all of the Hermès Group's foreign subsidiaries.

NOTE 32 - EARNINGS PER SHARE

Earnings per share is calculated on the basis of the weighted average number of shares outstanding during the year.
The weighted average number of shares outstanding during the year and previous years is adjusted to take account of any bonus issues and stock splits occurring during the year, and of treasury stock.

Diluted earnings per share is adjusted to reflect shares to be issued in connection with stock option plans implemented by the Executive Management.
The calculation and reconciliation of basic earnings per share and diluted earnings per share is shown below.

	2005	**2004**
Numerator (millions of euros)		
Basic net income	[illegible]	213.9
Adjustments	-	–
Diluted net income	[illegible]	213.9
Denominator (number of shares)		
Weighted average number of ordinary shares	36,322,488	**36,664,099**
Basic earnings per share	6.80	**5.83**
Weighted average number of shares under option	[illegible]	187,564
Weighted average number of shares that would have been issued at fair value	[illegible]	(131,894)
Weighted average number of diluted ordinary shares	36,365.491	**36,719,769**
Diluted earnings per share in euros	6.79	**5.83**
Average price per share in 2005	169.80 €	157.10 €
Exercise price in 2005 for shares under option	127.22 €	110.47 €

NOTE 33 - SHARE-BASED PAYMENTS

Stock option movements

Options to subscribe for new shares

	2005		2004	
	Number of options	**Value of options (€m)***	**Number of options**	**Value of options (€m)***
Options outstanding as at 1 January	151,170	17.4	**199,278**	**20.2**
exercisable as at 1 January	[illegible]	[illegible]	*140,778*	*11.2*
Options issued			-	-
Options exercised	[illegible]	[illegible]	(42,168)	2.3
Options cancelled	[illegible]	[illegible]	(5,940)	0.5
expired	[illegible]	[illegible]	-	-
waived		-	*(5,940)*	*0.5*
Options outstanding as at 31 December	94,940	13.4	**151,170**	**17.4**
exercisable as at 31 December	*94,940*	*13.4*	*151,170*	*17.4*
Weighted average exercise price	[illegible]	-	*115.47 €*	-

* Weighted average value.

Options to purchase existing shares

	2005		2004	
	Number of options	**Value of options (€m)***	**Number of options**	**Value of options (€m)***
Options outstanding as at 1 January	42,000	5.4	**14,000**	**1.7**
exercisable as at 1 January	*28,000*	*3.7*	-	-
Options issued	-	-	28,000	3.7
Options exercised			-	-
Options cancelled			-	-
expired	-		-	-
waived	-		-	-
Options outstanding as at 31 December	42,000	5.4	42,000	5.4
exercisable as at 31 December	*42,000*	*5.4*	*28,000*	*3.7*
Weighted average exercise price	*128.78 €*		*129.26 €*	-

* Weighted average value.

Insofar as no plans issued after 7 November 2002 grant rights to exercise options that remained to be vested at 1 January 2005, the application of IFRS 2 has no impact on the Group's accounts. It is therefore not necessary to provide information about the fair value of options as of the 2005 closing date.

NOTE 34 - SCOPE OF CONSOLIDATION

List of companies included in the consolidation as at 31 December 2005

Company	Registered Office	2005 percentage Control	Interest	Method	Registered no. (France)
Hermès International	24, rue du Faubourg-Saint-Honoré, 75008 Paris	Parent	Parent	Parent	572 076 396
Alpasoie	9, rue Claude-Terrasse, 38690 Le Grand-Lemps (France)	23.00	38.39	Equity	315 126 714
Ateliers A.S.	16, chemin des Mûriers, 69310 Pierre-Bénite (France)	74.90	74.17	Full	954 503 843
Avril-Morio & Patte	12-14, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	409 209 202
Boissy Mexico	Avenida Presidente Mazaryk 422, Local « A » Col Polanco, 11560 Mexico D.F. (Mexico)	51.00	51.00	Full	–
Boissy Retail	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	100.00	100.00	Full	-
Boissy Singapour	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	100.00	80.00	Equity	–
Castille Investissements	24, rue du Faubourg-Saint-Honoré, 75008 Paris	100.00	100.00	Full	352 565 451
Compagnie des Arts de la Table	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	380 059 188
Compagnie des Cristalleries de Saint-Louis	Saint-Louis-lès-Bitche, 57620 Lemberg (France)	99.93	99.93	Full	353 438 708
Compagnie Hermès de Participations	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	413 818 147
Comptoir Nouveau de la Parfumerie	23, rue Boissy-d'Anglas, 75008 Paris	99.67	99.67	Full	542 053 285
Créations, Éditions d'Étoffes d'Ameublement	21, rue Cambon, 75001 Paris	74.54	74.54	Full	602 013 583
Établissements Marcel Gandit	51, rue Jean-Jaurès, 38300 Bourgoin-Jallieu (France)	100.00	100.00	Full	583 620 778
Exocuirs	69, rue du Rhône, 1207 Geneva (Switzerland)	49.60	46.62	Equity	–
Ex-Pili	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	–
Financière Saint-Éloi	2, rue des Girondins, Luxembourg L1626 (Luxembourg)	20.00	20.00	Equity	–
Financière Saint-Honoré	9, avenue Eugène-Pittard, 1211 Geneva 25 (Switzerland)	100.00	100.00	Full	-
G.C. Real Estate	25, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	400 080 487
Ganterie de Saint-Junien	18, rue Louis-Codet, 87200 Saint-Junien (France)	100.00	100.00	Full	391 581 196
Gaulme	325, rue Saint-Martin, 75003 Paris	35.00	35.00	Equity	380 681 833
Gordon-Choisy	17, boulevard Jules-Ferry, 75011 Paris	100.00	100.00	Full	662 044 833
Héraklion	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	383 935 897
Herlee	25/F Chinachem Leighton Plaza 29 Leighton Road, Causeway Bay (Hong Kong)	90.00	90.00	Full	–
Hermès Argentina	Avenida Alvear 1981, 1129 Buenos Aires (Argentina)	100.00	99.99	Full	–
Hermès Australia	Level 11, Skygarden, 70 Castlereagh Street, Sydney NSW 2000 (Australia)	100.00	100.00	Full	–
Hermès Benelux	50, boulevard de Waterloo, 1000 Brussels (Belgium)	100.00	100.00	Full	–
Hermès Canada	79 Wellington Street West, Suite 3000, Toronto, Ontario M5K 1N2 (Canada)	100.00	100.00	Full	–
Hermès de Paris (Mexico)	Avenida Presidente Mazaryk 422, Local « A » Col Polanco, 11560 Mexico D.F. (Mexico)	51.00	51.00	Full	–
Hermès GB	1 Bruton Street, London W1J 6TL (United Kingdom)	100.00	100.00	Full	–

Company	Registered Office	2005 percentage Control	Interest	Method	Registered no. (France)
Hermès GmbH	Marstallstrasse 8, 80539 Munich (Germany)	100.00	100.00	Full	-
Hermès Greater China	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	-
Hermès Grèce	Rue Stadiou 4 et rue Voukourestiou 1, 10564 Athens (Greece)	100.00	100.00	Full	-
Hermès Holding GB	1 Bruton Street, London W1J 6TL (United Kingdom)	100.00	100.00	Full	-
Hermès Holdings US	1105 North Market Street, Suite 1300, Wilmington, Delaware 19899 (USA)	100.00	100.00	Full	-
Hermès Iberica	José Ortega y Gasset 12, 28006 Madrid (Spain)	100.00	100.00	Full	-
Hermès International Portugal	Largo do Chiado 9, 1200-108 Lisbonne (Portugal)	100.00	100.00	Full	-
Hermès Italie	Via Serbelloni 1, 20122 Milan (Italy)	100.00	100.00	Full	-
Hermès Japon	4-3, Ginza 5-Chome, Chuo-ku, Tokyo 104-0061 (Japan)	100.00	100.00	Full	-
Hermès Korea	5/F, Samhi (Binggrae) B/D, 518 Apkujong-Dong-Kangnam-ku, Séoul 135-110 (South Korea)	94.59	94.59	Full	-
Hermès Korea Travel Retail	5/F, Samhi (Binggrae) B/D, 518 Apkujong-Dong-Kangnam-ku, Séoul 135-110 (South Korea)	100.00	100.00	Full	-
Hermès Monte-Carlo	11-13-15, avenue de Monte-Carlo, 98000 Monaco	100.00	100.00	Full	-
Hermès Prague	Parizska 12/120, 11000 Prague (Czech Rep.)	100.00	100.00	Full	-
Hermès Retail (Malaysia)	G38 Ground Level, Suria KLCC, Kuala Lumpur City Centre, 50088 Kuala Lumpur (Malaysia)	51.00	51.00	Full	-
Hermès Sellier	24, rue du Faubourg-Saint-Honoré, 75008 Paris	99.77	99.77	Full	696 520 410
Hermès Singapore (Retail)	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	80.00	80.00	Full	-
Hermès Suisse	4, rue de la Tour-de-l'Île, 1204 Geneva (Switzerland)	100.00	100.00	Full	-
Hermès South East Asia	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	100.00	100.00	Full	-
Holding Textile Hermès	16, chemin des Mûriers, 69310 Pierre-Bénite (France)	100.00	100.00	Full	428 128 318
Immauger	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	377 672 159
J. L. & Co	Westminster Works, Oliver Street, Northampton NN27JL (United Kingdom)	100.00	100.00	Full	-
John Lobb	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	582 094 371
John Lobb Japan	2nd Floor, Kokusai Bldg, 1-1, Marunouchi 3-Chome, Chiyoda-Ku, Tokyo (Japan)	100.00	100.00	Full	-
John Lobb Ltd	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	-
La Manufacture de Seloncourt	18, rue de la Côte, 25230 Seloncourt (France)	100.00	100.00	Full	407 836 329
La Maroquinerie Nontronnaise	Avenue Yvon-Delbos, 24300 Nontron (France)	100.00	100.00	Full	403 230 436
La Montre Hermès	Erlenstrasse 31 A, 2555 Brügg (Switzerland)	100.00	100.00	Full	-
Leica Camera AG	Oskar-Barnack Strasse 11, D-35606 Solms (Germany)	36.18	36.18	Equity	-
Leica Camera Japan Co	1-7-1 Yurakucho Chiyoda-ku, Tokyo 100-0006 (Japan)	49.00	67.45	Equity	-

Company	Registered Office	2005 percentage Control	Interest	Method	Registered no. (France)
Les Tissages Perrin*	9, rue Claude-Terrasse, 38690 Le Grand-Lemps (France)	0.02	38.21	Equity	400 135 034
Les Tissages Verel*	Rue du Docteur-Roux, 38490 Saint-André-le-Gaz (France)	0.22	39.64	Equity	563 620 079
LMH Pacific Limited	26/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	–
Louisiane	Via Sloave 3, 20135 Milan (Italy)	49.60	38.09	Equity	–
M Maison et Cie	22-24, avenue Hoche, 75008 Paris	49.60	49.40	Equity	572 230 084
Maroquinerie de Belley	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	428 128 425
Maroquinerie de Sayat	12-16, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	411 795 859
Maroquinerie des Ardennes	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	428 113 518
Maroquinerie Thierry	Rue des Fougères, ZI Les Bracots, 74890 Bons-en-Chablais (France)	43.82	43.82	Equity	312 108 368
Michel Rettli SRL	Via Sloave 3, 20135 Milan (Italy)	49.60	38.67	Equity	–
Motsch–George V	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	440 252 476
Nehel	23, rue Boissy-d'Anglas, 75008 Paris	100.00	99.77	Full	428 167 514
Orfèvrerie Christofle	9, rue Royale, 75008 Paris	20.00	6.21	Equity	562 063 263
Perrin & Fils	451, chemin du Baraillon, 38690 Le Grand-Lemps (France)	39.52	39.52	Equity	573 620 143
RTL Inc.	105, Dorset Street La Fayette, Louisiana 70501 (USA)	49.60	43.23	Equity	–
Saint-Honoré (Bangkok)	Room G03/2, The Emporium Shopping Mall, 622 Sukhumvit Road, Klongtoey, Bangkok 10100 (Thailand)	49.00	49.00	Full	–
Saint-Honoré Chile	Avenida Alonso de Córdova 2526, Comuna de Vitacura, Santiago de Chile (Chile)	100.00	100.00	Full	–
Saint-Honoré Shanghai	Room 3010, 3011, 3001, Westgate Mall Tower, 1038 Nanjing Xi Road, Shanghai 2001 (Republic of China)	100.00	90.00	Full	–
SC Honossy	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	393 178 025
SCI Auger-Hoche	12-22, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	335 161 071
SCI Boissy Les Mûriers	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	351 649 504
SCI Boissy Nontron	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	442 307 021
SCI Édouard VII	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	393 882 170
SCI Espace Tronchet	18-20, rue Tronchet, 69006 Lyon (France)	100.00	100.00	Full	404 348 484
SCI Les Capucines	ZI les Bracots, 74890 Bons-en-Chablais (France)	60.00	77.53	Full	408 602 050
Société d'Impression sur Étoffes du Grand-Lemps	202, chemin du Violet, 38690 Le Grand-Lemps (France)	99.99	99.99	Full	573 621 224
Société Nontronnaise de Confection	13, route de Piegut, 24300 Nontron (France)	100.00	100.00	Full	380 041 939
Soficuir International	22-24, avenue Hoche, 75008 Paris	49.60	49.60	Equity	398 142 695
Sport-Soie	27, rue Jules-Guesde, 69310 Pierre-Bénite (France)	95.50	95.50	Full	592 028 542
Tanneries des Cuirs d'Indochine et de Madagascar	22-24, avenue Hoche, 75008 Paris	49.60	49.40	Equity	582 025 755
Velours Blafo*	7, rue de Catalogne, 69150 Décines-Charpieu (France)	0.00	26.09	Equity	352 497 549

* Companies majority owned by Perrin & Fils, in which the Hermès Group holds a 39.52% controlling interest.

NOTE 35 - RECONCILIATIONS BETWEEN 2004 FINANCIAL STATEMENTS UNDER FRENCH GAAP AND IFRS

Comparative financial information for 2004 has been drawn up in accordance with IFRS, providing figures detailing the impact of the transition to IFRS on:
- the balance sheet as at the transition date, i.e. 1 January 2004;
- the income statement for the year ended 31 December 2004;
- the balance sheet as at 31 December 2004;
- the balance sheet as at 1 January 2005, the date of first-time adoption of IAS 32/39 on financial instruments.

2004 financial information under IFRS has been drawn up by applying to the 2004 figures the IFRS standards and interpretations that the Hermès Group used to prepare its consolidated financial statements for the year ended 31 December 2005, as presented in Note 1 to these Notes to the Consolidated Financial Statements.

The Hermès Group has applied the specific rules applying to first-time adoption, as defined by IFRS 1, which provides guidance on preparing the financial statements under IFRS for the first time. The general principle is to apply all standards in effect as of 31 December 2005 retrospectively and to recognise the effect of changes in accounting policies under "Retained earnings" at the transition date.

To overcome the practical difficulties involved in full retrospective application, IFRS 1 provides for alternative treatments. In this respect, the Hermès Group has applied the following alternative treatments:
- business combinations (IFRS 3) prior to 1 January 2004 have not been restated (see Note 1.8);
- the Group did not elect to measure its property, plant and equipment and intangible assets at fair value in its opening balance sheet (see Note 1.9);
- translation adjustments were transferred to equity and deemed to be zero at the transition date (see Note 1.4);
- IAS 32 and 39 were applied at 1 January 2005 for the first time without retrospective adjustments to the 2004 accounts under IFRS.

In addition, two changes have taken place since publication of the interim accounts for the six months ended 30 June 2005, when these transition statements were presented:
- A deferred tax asset was recognised following the reclassification of internally-generated brands as expenses. As a precaution, and pending the adoption of a position by the French tax administration on this matter, no deferred tax assets were initially recognised following the reclassification of costs related to internally generated brands as a loss; and
- The assumptions used to assess the model adopted to calculate discounted free cash flows in accordance with IAS 36 were reviewed, resulting in the recognition of additional impairment losses.

These two changes generated a non-material net negative impact of 0.5 million euros on the Group's net assets as at 31 December 2004.
The reconciliations between the initial financial statements presented at the time of publication of the interim financial statements for the six months ended 30 June 2005 and the year-end financial statements are shown in Note 35.6.

NOTE 35.1 - RECONCILIATION OF BALANCE SHEET AND SHAREHOLDERS' EQUITY AS AT 1 JANUARY 2004

in millions of euros

	French GAAP	Reclassifications					Total adjustments	Reclassifications	IFRS
		Impairment losses	Brands	Inventories	Deferred tax on capital gains	Other			
Note		*35.4.4*	*35.4.1*	*35.4.2*	*35.4.5*			*35.4.6*	
Goodwill	39.3	–	–	–	–	–	–	(20.9)	[illegible]
Other intangible assets	28.7	(0.7)	(7.3)	–	–	–	(8.0)	–	[illegible]
Property, plant and equipment	430.3	(12.3)	–	–	–	–	(12.3)	(2.8)	[illegible]
Investment property	–	–	–	–	–	–	–	4.5	[illegible]
Long-term investments	18.8	–	–	–	–	–	–	(10.7)	[illegible]
Investments in associates	28.9	–	–	–	–	–	–	20.9	[illegible]
Other non-current financial assets	–	–	–	–	–	–	–	10.7	[illegible]
Deferred tax assets	–	4.2	2.6	(0.2)	–	–	6.6	86.9	[illegible]
Total non-current assets	**546.0**	**(8.8)**	**(4.7)**	**(0.2)**	–	–	**(13.7)**	**88.6**	**620.9**
Inventories and work in progress	280.2	–	–	0.9	–	–	0.9	–	[illegible]
Trade receivables	104.3	–	–	–	–	–	–	–	[illegible]
Other receivables	137.6	–	–	–	–	(0.7)	(0.7)	(88.6)	[illegible]
Short-term investments	390.6	–	–	–	–	–	–	–	[illegible]
Cash and cash equivalents	162.4	–	–	–	–	–	–	–	[illegible]
Total current assets	**1,075.1**	–	–	**0.9**	–	**(0.7)**	**0.2**	**(88.6)**	**986.7**
TOTAL ASSETS	**1,621.1**	**(8.8)**	**(4.7)**	**0.7**	–	**(0.7)**	**(13.5)**	–	**1,607.6**
Share capital	56.5	–	–	–	–	–	–	–	[illegible]
Share premium	30.3	–	–	–	–	–	–	–	[illegible]
Treasury stock	(26.8)	–	–	–	–	–	–	–	[illegible]
Reserves	1,145.6	(8.6)	(4.7)	0.5	(1.8)	(0.4)	(15.0)	(46.6)	[illegible]
Translation adjustment	(46.6)	–	–	–	–	–	–	46.6	–
Shareholders' equity - Group's share	**1,159.0**	**(8.6)**	**(4.7)**	**0.5**	**(1.8)**	**(0.4)**	**(15.0)**	–	**1,144.0**
Minority interests	18.4	(0.2)	–	–	–	–	(0.2)	–	[illegible]
Total shareholders' equity	**1,177.4**	**(8.8)**	**(4.7)**	**0.5**	**(1.8)**	**(0.4)**	**(15.2)**	–	**1,162.2**
Borrowings and debt	48.3	–	–	–	–	–	–	–	[illegible]
Provisions	–	–	–	–	–	–	–	–	–
Post-employment benefit obligations	–	–	–	–	–	–	–	21.8	[illegible]
Deferred tax liabilities	–	–	–	0.2	1.8	–	2.0	7.5	[illegible]
Other non-current liabilities	–	–	–	–	–	–	–	27.7	[illegible]
Total non-current liabilities	**48.3**	–	–	**0.2**	**1.8**	–	**2.0**	**57.0**	**107.3**
Short-term borrowings and debt	55.9	–	–	–	–	–	–	–	[illegible]
Provisions	43.6	–	–	–	–	(0.6)	(0.6)	(21.8)	[illegible]
Trade payables	129.1	–	–	–	–	–	–	–	[illegible]
Other current liabilities	166.8	–	–	–	–	0.3	0.3	(35.2)	[illegible]
Total current liabilities	**395.4**	–	–	–	–	**(0.3)**	**(0.3)**	**(57.0)**	**338.1**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,621.1**	**(8.8)**	**(4.7)**	**0.7**	–	**(0.7)**	**(13.5)**	–	**1,607.6**

NOTE 35.2 - RECONCILIATION OF BALANCE SHEET AND SHAREHOLDERS' EQUITY AS AT 31 DECEMBER 2004

in millions of euros

	French GAAP	Reclassifications							Total adjust-ments	Reclassi-fications	IFRS
		Impair-ment losses	Depre-ciation & amor-tisation of fixed assets	Goodwill amor-tisation	Brands	Inven-tories	Deferred tax on capital gains	Other			
Note		*35.4.4*	*35.4.4*	*35.4.3*	*35.4.1*	*35.4.2*	*35.4.5*			*35.4.6*	
Goodwill	23.5	(0.2)	–	3.8	–	–	–	–	3.6	(8.3)	[illegible]
Other intangible assets	32.7	(0.7)	–	–	(7.9)	–	–	–	(8.6)	–	[illegible]
Property, plant and equipment	463.2	(15.2)	2.3	–	–	–	–	–	(12.9)	0.4	[illegible]
Investment property	–	–	–	–	–	–	–	–	–	4.1	[illegible]
Long-term investments	36.1	–	–	–	–	–	–	–	–	(0.5)	[illegible]
Investments in associates	20.1	–	–	–	–	–	–	–	–	8.3	[illegible]
Other non-current financial assets	–	–	–	–	–	–	–	–	–	12.5	[illegible]
Deferred tax assets	–	5.3	(0.6)	–	2.8	(0.5)	–	0.3	7.3	79.6	[illegible]
Total non-current assets	**575.6**	**(10.8)**	**1.7**	**3.8**	**(5.1)**	**(0.5)**	**–**	**0.3**	**(10.6)**	**96.1**	**661.1**
Inventories and work in progress	289.0	–	–	–	–	1.2	–	–	1.2	–	[illegible]
Trade receivables	114.7	–	–	–	–	–	–	–	–	–	[illegible]
Other receivables	137.8	–	–	–	–	–	–	(1.0)	(1.0)	(81.5)	[illegible]
Short-term investments	507.6	–	–	–	–	–	–	–	–	(12.0)	[illegible]
Cash and cash equivalents	113.1	–	–	–	–	–	–	–	–	–	[illegible]
Total current assets	**1,162.2**	**–**	**–**	**–**	**–**	**1.2**	**–**	**(1.0)**	**0.2**	**(93.5)**	**1,068.9**
TOTAL ASSETS	**1,737.8**	**(10.8)**	**1.7**	**3.8**	**(5.1)**	**0.7**	**–**	**(0.7)**	**(10.4)**	**2.6**	**1.730.0**
Share capital	56.6	–	–	–	–	–	–	–	–	–	[illegible]
Share premium	32.6	–	–	–	–	–	–	–	–	–	[illegible]
Treasury stock	(45.2)	–	–	–	–	–	–	–	–	–	[illegible]
Reserves	1,082.0	(8.6)	–	–	(4.7)	0.4	(1.8)	(0.6)	(15.3)	(46.6)	[illegible]
Translation adjustment	(57.9)	0.2	–	(0.2)	–	–	–	–	–	46.6	[illegible]
Net income for the year	210.1	(2.2)	1.6	4.0	(0.4)	0.3	1.2	(0.7)	3.8	–	[illegible]
Shareholders' equity - Group's share	**1,278.2**	**(10.6)**	**1.6**	**3.8**	**(5.1)**	**0.7**	**(0.6)**	**(1.3)**	**(11.5)**	**–**	**1,266.7**
Minority interests	19.7	(0.2)	–	–	–	–	–	0.2	–	–	19.7
Total shareholders' equity	**1,297.9**	**(10.8)**	**1.6**	**3.8**	**(5.1)**	**0.7**	**(0.6)**	**(1.1)**	**(11.5)**	**–**	**1.286.4**
Borrowings and debt	37.3	–	–	–	–	–	–	–	–	–	[illegible]
Provisions	–	–	–	–	–	–	–	–	–	3.2	[illegible]
Post-employment benefit obligations	–	–	–	–	–	–	–	–	–	23.9	[illegible]
Deferred tax liabilities	–	–	0.1	–	–	–	0.6	0.1	0.8	6.9	[illegible]
Other non-current liabilities	–	–	–	–	–	–	–	–	–	25.2	[illegible]
Total non-current liabilities	**37.3**	**–**	**0.1**	**–**	**–**	**–**	**0.6**	**0.1**	**0.8**	**59.2**	**97.3**
Short-term borrowings and debt	53.9	–	–	–	–	–	–	–	–	–	[illegible]
Provisions	16.1	–	–	–	–	–	–	–	–	(3.7)	[illegible]
Post-employment benefit obligations	24.9	–	–	–	–	–	–	–	–	(22.4)	[illegible]
Trade payables	143.1	–	–	–	–	–	–	–	–	–	[illegible]
Other current liabilities	164.6	–	–	–	–	–	–	0.3	0.3	(30.5)	[illegible]
Total current liabilities	**402.6**	**–**	**–**	**–**	**–**	**–**	**–**	**0.3**	**0.3**	**(56.6)**	**346.3**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,737.8**	**(10.8)**	**1.7**	**3.8**	**(5.1)**	**0.7**	**–**	**(0.7)**	**(10.4)**	**2.6**	**1,730.0**

NOTE 35.3 - RECONCILIATION OF INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2004

in millions of euros

	French GAAP	Reclassifications							Total adjustments	Reclassifications	IFRS
		Impairment losses	Depreciation & amortisation of fixed assets	Goodwill amortisation	Brands	Inventories	Deferred tax on capital gains	Other			
Note		*35.4.4*	*35.4.4*	*35.4.3*	*35.4.1*	*35.4.2*	*35.4.5*			*35.4.6*	
Sales	**1,331.6**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(0.2)**	1,331.4
Cost of sales	(462.2)	-	1.4	-	-	(3.3)	-	-	(1.9)	0.7	[illegible]
Gross profit	**869.4**	**-**	**1.4**	**-**	**-**	**(3.3)**	**-**	**-**	**(1.9)**	**0.5**	868.0
Administrative, marketing and selling expenses	(465.9)	-	-	-	(0.6)	3.6	-	-	3.0	-	[illegible]
Goodwill amortisation	(16.7)	-	-	4.0	-	-	-	-	4.0	12.7	
Other income and expenses	(50.2)	(3.1)	0.9	-	-	-	-	(0.9)	(3.1)	5.3	[illegible]
Operating income	**336.6**	**(3.1)**	**2.3**	**4.0**	**(0.6)**	**0.3**	**-**	**(0.9)**	**2.0**	**18.5**	357.1
Financial income	5.0	-	-	-	-	-	-	-	-	2.5	[illegible]
Income before tax	**341.6**	**(3.1)**	**2.3**	**4.0**	**(0.6)**	**0.3**	**-**	**(0.9)**	**2.0**	**21.0**	364.6
Corporate income tax	(127.0)	1.1	(0.8)	-	0.2	(0.1)	1.2	0.2	1.8	-	[illegible]
Share of net income of associates	-	-	-	-	-	-	-	-	-	(21.0)	[illegible]
Net income	**214.6**	**(2.0)**	**1.5**	**4.0**	**(0.4)**	**0.2**	**1.2**	**(0.7)**	**3.8**	-	218.4
Minority interests	(4.6)	-	-	-	-	-	-	-	-	-	[illegible]
Net income - Group's share	**210.0**	**(2.0)**	**1.5**	**4.0**	**(0.4)**	**0.2**	**1.2**	**(0.7)**	**3.8**	-	213.9

NOTE 35.4 - MAIN ADJUSTMENTS

35.4.1 - Brands

In accordance with IAS 38, internally generated brands and items similar in substance are not recognised as intangible assets. The gross value of internally generated brands and accrued amortisation thereon as at 31 December 2003 in accordance with French GAAP has therefore been derecognised in the transition to IFRS. Costs incurred in 2004 were restated and expensed in full.

in millions of euros

Impact on the balance sheet	01/01/2004	2004 net income	31/12/2004
Intangible assets - gross value	(7.6)	(0.6)	[illegible]
Intangible assets - amortisation	0.3	-	[illegible]
Deferred tax	2.6	0.2	[illegible]
TOTAL	**(4.7)**	**(0.4)**	(5.1)

in millions of euros

Impact on the income statement	2004
Administrative, marketing and selling expenses	(0.6)
Deferred tax	[illegible]
TOTAL	(0.4)

35.4.2 - Inventories

The cost of inventories includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition, as specified by IAS 2. In particular, discounts and collection costs are included in the measurement of inventories. Financial discounts must also be deducted from purchase costs to determine the net purchase cost.

As a result, in applying IFRS for the first time, the method of valuing inventories was supplemented in order to take into consideration supplier discounts as well as collection costs, which were previously recognised as overhead costs.

in millions of euros

Impact on the balance sheet	01/01/2004	2004 net income	31/12/2004
Inventories - gross value	4.5	0.9	[illegible]
Inventories - provision	(3.6)	(0.6)	[illegible]
Deferred tax	(0.4)	(0.1)	[illegible]
TOTAL	**0.5**	**0.2**	0.7

in millions of euros

Impact on the income statement	2004
Cost of sales	[illegible]
Administrative, marketing and selling expenses	[illegible]
Deferred tax	[illegible]
TOTAL	**0.2**

35.4.3 - Goodwill

In accordance with IFRS 3, as of 1 January 2004, goodwill may no longer be amortised but is subject to impairment testing. Amortisation recognised for 2004 was cancelled at the time of transition to IFRS.

in millions of euros

Impact on the income statement	2004
Goodwill amortisation	[illegible]
Impairment losses	(0.2)
TOTAL	**3.8**

35.4.4 - Impairment losses

In accordance with IAS 36 "Impairment of assets", the Group sought to identify indicators of asset impairment losses for its operating divisions. The assets of the relevant activities exposed to risk were impaired to the extent of the identified loss. Any depreciation recognised on the impaired assets was cancelled.

The Hermès Group has broken down its business operations by designating cash generating units (CGUs) for which potential impairment losses were identified.

The Group has defined the following CGUs:
- sales units (stores), which are treated independently from one another;
- businesses centred on production or distribution of one type of product, such as Perfumes, Watches or Tableware;

- separate production activities (Leather Goods production, Silk Products production);
- associates;
- investment property.

The models and assumptions used to determine the future cash flows and therefore the economic value of the CGUs factor in local risks, inflation and rates of growth determined based on historical growth rates and budget figures.

in millions of euros

Impact on the balance sheet	01/01/2004	2004 net income	31/12/2004
Goodwill - impairment	–	(0.2)	(0.2)
Intangible assets - amortisation	(0.7)	-	(0.7)
Property, plant and equipment - depreciation	(12.3)	(2.9)	[illegible]
Deferred tax assets	4.2	1.1	5.3
TOTAL	**(8.8)**	**(2.0)**	(10.8)

in millions of euros

Impact on the income statement	2004
Other income and expenses	(3.1)
Deferred taxes	1.1
TOTAL	(2.0)

35.4.5 - Deferred tax on unrealised capital gains

Deferred tax has been recognised on unrealised capital gains on associates. In accordance with IAS 12, these gains represent the difference between the consolidated value of these associates and their tax value. The gains were taxed at the rate of 19% in the opening balance sheet and at 30 June 2004, and at the reduced rate of 5% at 31 December 2004.

The use of this reduced rate, as authorised by the Amended Finance Act of 2004, was applied based on the following factors:
- the Hermès Group does not intend to sell these investments in the medium term;
- no dividend distributions from these investments are expected in the medium term.

in millions of euros

Impact on the balance sheet	01/01/2004	2004 net income	31/12/2004
Deferred tax liabilities	(1.8)	1.2	(0.6)
TOTAL	**(1.8)**	**1.2**	(0.6)

in millions of euros

Impact on the income statement	2004
Deferred taxes	1.2
TOTAL	1.2

35.4.6 - Main reclassifications affecting the 2004 financial statements

While the overall structure of the IFRS balance sheet adopted by the Group is similar to the balance sheet structure under French GAAP, certain reclassifications proved to be necessary when applying IFRS; in particular, certain headings that were not presented separately under French GAAP have been added.
The main reclassifications relate to the following:

• IAS 1 – Separation of assets and liabilities into current and non-current assets and liabilities
Assets and liabilities related to the operating cycle and those maturing in less than twelve months as of the closing date are classified as current.
The main reclassifications applied to the following line items:
– non-current financial assets: security deposits, non-interest bearing loans and certain other medium- and long-term financial assets are now classified under "Other non-current financial assets";
– provisions for retirement benefits: except for amounts expected to come due within twelve months, other pension obligations have been classified under "Other non-current liabilities";
– other receivables: liabilities for employee profit-sharing have been broken down by maturity.

• IAS 12 – Deferred taxes
In accordance with IAS 12, deferred tax assets and liabilities are now recorded on a separate line of the balance sheet under non-current assets or liabilities. These items were previously recorded under other receivables or payables.

• IFRS 1 – Translation adjustments
Following adoption of the alternative treatment allowed under IFRS 1 (see note 1.4), translation adjustments have been reclassified into consolidated reserves.

• IAS 40 – Investment property
Investment property is now shown on a separate line of the balance sheet. Most of the property in question is located in Asia (Hong Kong) and in France.

• IAS 28 – Investments in associates
Goodwill on associates is shown under "Investments in associates". The share of net income of associates is shown in a separate line in the income statement, below the "Operating income" line.

• Other
Financial discounts have been reclassified into the appropriate line items in the income statement (sales and cost of sales).

Line item reclassifications are shown in the tables on the following pages.

Reclassifications affecting the balance sheet as at 1 January 2004

in millions of euros

	Investments in associates	Deferred tax assets	Deferred tax liabilities	Investment property	Deferred charges	Security deposits	Other financial assets	Translation adjustments (IFRS 1)	Post-employment benefit obligations	Profit sharing scheme	Other	Total reclassifications
Goodwill	(20.9)	–	–	–	–	–	–	–	–	–	–	[illegible]
Other intangible assets	–	–	–	–	–	–	–	–	–	–	–	–
Property, plant and equipment	–	–	–	(4.5)	1.7	–	–	–	–	–	–	[illegible]
Investment property	–	–	–	4.5	–	–	–	–	–	–	–	[illegible]
Long-term investments	–	–	–	–	–	(7.4)	(3.3)	–	–	–	–	[illegible]
Investments in associates	20.9	–	–	–	–	–	–	–	–	–	–	[illegible]
Other non-current financial assets	–	–	–	–	–	7.4	3.3	–	–	–	–	[illegible]
Deferred tax assets	–	86.9	–	–	–	–	–	–	–	–	–	[illegible]
Total non-current assets	**–**	**86.9**	**–**	**–**	**1.7**	**–**	**–**	**–**	**–**	**–**	**–**	**88.6**
Inventories and work in progress	–	–	–	–	–	–	–	–	–	–	–	
Trade receivables	–	–	–	–	–	–	–	–	–	–	–	–
Other receivables	–	(86.9)	–	–	(1.7)	–	–	–	–	–	–	[illegible]
Short-term investments	–	–	–	–	–	–	–	–	–	–	–	–
Cash and cash equivalents	–	–	–	–	–	–	–	–	–	–	–	–
Total current assets	**–**	**(86.9)**	**–**	**–**	**(1.7)**	**–**	**–**	**–**	**–**	**–**	**–**	**(88.6)**
TOTAL ASSETS	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Share capital	–	–	–	–	–	–	–	–	–	–	–	–
Share premium	–	–	–	–	–	–	–	–	–	–	–	–
Treasury stock	–	–	–	–	–	–	–	–	–	–	–	–
Reserves	–	–	–	–	–	–	–	(46.6)	–	–	–	[illegible]
Translation adjustment	–	–	–	–	–	–	–	46.6	–	–	–	[illegible]
Shareholders' equity - Group's share	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Minority interests	–	–	–	–	–	–	–	–	–	–	–	–
Total shareholders' equity	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Borrowings and debt	–	–	–	–	–	–	–	–	–	–	–	
Provisions	–	–	–	–	–	–	–	–	–	–	–	–
Post-employment benefit obligations	–	–	–	–	–	–	–	–	21.8	–	–	[illegible]
Deferred tax liabilities	–	–	7.5	–	–	–	–	–	–	–	–	[illegible]
Other non-current liabilities	–	–	–	–	–	–	–	–	–	27.2	0.5	[illegible]
Total non-current liabilities	**–**	**–**	**7.5**	**–**	**–**	**–**	**–**	**–**	**21.8**	**27.2**	**0.5**	**57.0**
Short-term borrowings and debt	–	–	–	–	–	–	–	–	–	–	–	–
Provisions	–	–	–	–	–	–	–	–	(21.8)	–	–	[illegible]
Trade payables	–	–	–	–	–	–	–	–	–	–	–	–
Other current liabilities	–	–	(7.5)	–	–	–	–	–	–	(27.2)	(0.5)	[illegible]
Total current liabilities	**–**	**–**	**(7.5)**	**–**	**–**	**–**	**–**	**–**	**(21.8)**	**(27.2)**	**(0.5)**	**(57.0)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**

Reclassifications affecting the balance sheet as at 31 December 2004

in millions of euros

	Investments in associates	Deferred tax assets	Deferred tax liabilities	Investment property	Deferred charges	Prepayments	Security deposits	Other financial assets	Translation adjustments (IFRS 1)	Post-employment benefit obligations	Provisions	Profit sharing scheme	Other	Total reclassifications
Goodwill	(8.3)	–	–	–	–	–	–	–	–	–	–	–	–	[illegible]
Other intangible assets	–	–	–	–	–	–	–	–	–	–	–	–	–	
Property, plant and equipment	–	–	–	(4.1)	2.1	2.4	–	–	–	–	–	–	–	[illegible]
Investment property	–	–	–	4.1	–	–	–	–	–	–	–	–	–	[illegible]
Long-term investments	–	–	–	–	–	–	(8.9)	(3.6)	–	–	–	–	12.0	[illegible]
Investments in associates	8.3	–	–	–	–	–	–	–	–	–	–	–	–	[illegible]
Other non-current financial assets	–	–	–	–	–	–	8.9	3.6	–	–	–	–	–	[illegible]
Deferred tax assets	–	79.4	–	–	–	–	–	–	–	–	–	–	0.2	[illegible]
Total non-current assets	–	**79.4**	–	–	**2.1**	**2.4**	–	–	–	–	–	–	–	96.1
Inventories and work in progress	–	–	–	–	–	–	–	–	–	–	–	–	–	
Trade receivables	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Other receivables	–	(79.4)	–	–	(2.1)	–	–	–	–	–	–	–	–	[illegible]
Short-term investments	–	–	–	–	–	–	–	–	–	–	–	–	(12.0)	[illegible]
Cash and cash equivalents	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Total current assets	–	**(79.4)**	–	–	**(2.1)**	–	–	–	–	–	–	–	–	(93.5)
TOTAL ASSETS	–	–	–	–	–	**2.4**	–	–	–	–	–	–	**0.2**	2.6
Share capital	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Share premium	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Treasury stock	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Reserves	–	–	–	–	–	–	–	–	(46.6)	–	–	–	–	[illegible]
Translation adjustment	–	–	–	–	–	–	–	–	46.6	–	–	–	–	46.6
Shareholders' equity - Group's share	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Minority interests	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Total shareholders' equity	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Borrowings and debt	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Provisions	–	–	–	–	–	–	–	–	–	–	3.2	–	–	[illegible]
Post-employment benefit obligations	–	–	–	–	–	–	–	–	–	23.9	–	–	–	[illegible]
Deferred tax liabilities	–	–	6.9	–	–	–	–	–	–	–	–	–	–	[illegible]
Other non-current liabilities	–	–	–	–	–	2.1	–	–	–	–	–	22.6	0.5	[illegible]
Total non-current liabilities	–	–	**6.9**	–	–	**2.1**	–	–	–	**23.9**	**3.2**	**22.6**	**0.5**	59.2
Short-term borrowings and debt	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Provisions	–	–	–	–	–	–	–	–	–	(22.9)	(3.2)	–	–	[illegible]
Trade payables	–	–	–	–	–	–	–	–	–	–	–	–	–	
Other current liabilities	–	–	(6.9)	–	–	0.3	–	–	–	(1.0)	–	(22.6)	(0.3)	[illegible]
Total current liabilities	–	–	**(6.9)**	–	–	**0.3**	–	–	–	**(23.9)**	**(3.2)**	**(22.6)**	**(0.3)**	(56.0)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	–	–	–	–	–	**2.4**	–	–	–	–	–	–	**0.2**	2.6

Reclassifications affecting the 2004 income statement

in millions of euros

	Financial discounts	Investments in associates	Reclassifications
Sales	**(0.2)**	–	(0.2)
Cost of sales	0.7	–	[illegible]
Gross profit	**0.5**	–	0.5
Administrative, marketing and selling expenses	–	–	-
Goodwill amortisation	–	12.7	[illegible]
Other income and expenses	–	5.3	[illegible]
Operating income	**0.5**	**18.0**	18.5
Financial income	(0.5)	3.0	[illegible]
Income before tax	–	**21.0**	21.0
Corporate income tax	–	–	
Share of net income of associates	–	(21.0)	(21.0)
Net income	–	–	–
Minority interests	–	–	
Net income - Group's share	–	–	–

NOTE 35.5 - RECONCILIATION OF BALANCE SHEET AND SHAREHOLDERS' EQUITY AS AT 1 JANUARY 2005

in millions of euros

	IFRS 31/12/ 2004	Reclassifications: Hedging instru-ments	Reclassifications: Com-pound instru-ments	Reclassifications: Commit-ments to buy out minority share-holders	Other	Total restate-ments	Reclassi-fications (1)	IFRS 01/01/ 2005
Goodwill	18.8	–	–	–	–	–	–	[illegible]
Other intangible assets	24.1	–	–	–	–	–	–	[illegible]
Property, plant and equipment	450.7	–	–	–	–	–	–	[illegible]
Investment property	4.1	–	–	–	–	–	–	[illegible]
Long-term investments	35.6	–	(3.2)	–	–	(3.2)	–	[illegible]
Investments in associates	28.4	–	–	–	–	–	–	[illegible]
Other non-current financial assets	12.5	–	–	–	–	–	–	[illegible]
Deferred tax assets	86.9	2.0	–	–	1.0	3.0	–	[illegible]
Total non-current assets	**661.1**	**2.0**	**(3.2)**	–	**1.0**	**(0.2)**	–	660.9
Inventories and work in progress	290.2	–	–	–	–	–	–	[illegible]
Trade receivables	114.7	–	–	–	(3.1)	(3.1)	–	[illegible]
Other receivables	55.3	–	–	–	–	–	(11.0)	[illegible]
Derivatives	–	18.3	–	–	–	18.3	11.0	[illegible]
Short-term investments	495.6	–	–	–	–	–	–	[illegible]
Cash and cash equivalents	113.1	–	–	–	–	–	–	[illegible]
Total current assets	**1,068.9**	**18.3**	–	–	**(3.1)**	**15.2**	–	**1,084.1**
TOTAL ASSETS	**1,730.0**	**20.4**	**(3.2)**	–	**(2.2)**	**15.0**	–	**1,745.0**
Share capital	56.6	–	–	–	–	–	–	[illegible]
Share premium	32.6	–	–	–	–	–	–	32.6
Treasury stock	(45.2)	–	–	–	–	–	–	[illegible]
Reserves	1,234.0	(3.5)	(3.2)	–	(1.9)	(8.7)	–	[illegible]
Translation adjustment	(11.3)	–	–	–	–	–	–	[illegible]
Derivatives	–	16.7	–	–	–	16.7	–	[illegible]
Shareholders' equity - Group's share	**1,266.7**	**13.2**	**(3.2)**	–	**(1.9)**	**8.0**	–	**1,274.7**
Minority interests	19.7	–	–	(2.5)	–	(2.5)	–	[illegible]
Total shareholders' equity	**1,286.4**	**13.2**	**(3.2)**	**(2.5)**	**(1.9)**	**5.5**	–	**1,291.9**
Borrowings and debt	37.3	–	–	2.5	–	2.5	–	[illegible]
Provisions	3.2	–	–	–	–	–	–	[illegible]
Post-employment benefit obligations	23.9	–	–	–	–	–	–	[illegible]
Deferred tax liabilities	7.7	8.8	–	–	–	8.8	–	[illegible]
Other non-current liabilities	25.2	–	–	–	–	–	–	[illegible]
Total non-current liabilities	**97.3**	**8.8**	–	**2.5**	–	**11.3**	–	**108.6**
Short-term borrowings and debt	53.9	–	–	–	–	–	–	[illegible]
Provisions	12.4	(1.6)	–	–	–	(1.6)	–	[illegible]
Post-employment benefit obligations	2.5	–	–	–	–	–	–	[illegible]
Trade payables	143.1	–	–	–	(0.2)	(0.2)	–	[illegible]
Other current liabilities	134.4	–	–	–	–	–	–	[illegible]
Total current liabilities	**346.3**	**(1.6)**	–	–	**(0.2)**	**(1.8)**	–	**344.5**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,730.0**	**20.4**	**(3.2)**	–	**(2.2)**	**15.0**	–	**1,745.0**

(1) Reclassification of option premiums from prepaid expenses to derivatives.

IAS 32 and 39 - Hedging instruments

As at 1 January 2005, foreign exchange and interest rate hedging instruments have been recognised in accordance with the method described in Note 1.11. The table below summarises the impact of this treatment.

in millions of euros

Instrument	Carrying amount	Market value	Share in net income	Share in equity	Deferred tax	Net impact on opening reserves
Options (Hermès International)	11.0	–	(11.0)	–	3.8	[illegible]
Forward sales (Hermès International)	–	3.6	3.6	–	(1.3)	[illegible]
Other	–	–	1.6	–	(0.6)	[illegible]
Forward sales (other subsidiaries)	–	25.8	0.3	25.5	(8.8)	[illegible]
TOTAL						(3.5)

IAS 39 - Compound instruments

As indicated in Note 1.11.1, the Hermès Group has broken down its compound instruments into a financial asset component and an embedded derivative component. The Leica convertible bonds subscribed for during 2004 have been restated in this way. Based on the fair value of the embedded derivative as at 1 January 2005, the Group recognised a 100% impairment loss.

IAS 32 - Commitments to buy out minority shareholders

The Group has given the minority shareholders of certain subsidiaries a commitment to buy out their shares. Under French GAAP, commitments to buy out minority shareholders were recorded under off-balance sheet commitments.

Pending the release of a specific standard or interpretation by the IASB on the treatment of sales of puts on minority interests, the Group has recognised these commitments as follows:

- the amount of the commitment as of the closing date is recorded under "Other non-current liabilities"; and
- the corresponding minority interests are reclassified in the above-mentioned line item.

IAS 32 and 39 - Other impacts

The other impacts correspond to the revaluation of all liabilities and receivables denominated in foreign currencies.

NOTE 35.6 - RECONCILIATION WITH VERSION PRESENTED UPON RELEASE OF INTERIM FINANCIAL STATEMENTS FOR SIX MONTHS ENDED 30 JUNE 2005

Balance sheet and shareholders' equity as at 1 January 2004

in millions of euros

	Initial version*	Impairment losses	Brands	Final version
Property, plant and equipment	[illegible]	(3.7)	–	[illegible]
Deferred tax assets	[illegible]	1.3	2.6	[illegible]
Other assets	[illegible]	–	–	[illegible]
TOTAL ASSETS	1,607.4	**(2.4)**	**2.6**	1.607.6
Share capital, share premium, treasury stock	[illegible]	–	–	[illegible]
Reserves	[illegible]	(2.4)	2.6	[illegible]
Translation adjustments		–	–	
Minority interests	[illegible]	–	–	[illegible]
Total shareholders' equity	1,162.0	**(2.4)**	**2.6**	**1,162.2**
Other liabilities	[illegible]	–	–	[illegible]
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,607.4	**(2.4)**	**2.6**	1,607.6

Balance sheet and shareholders' equity as at 31 December 2004

in millions of euros

	Initial version*	Impairment losses	Brands	Final version
Property, plant and equipment	[illegible]	(5.0)	–	[illegible]
Deferred tax assets	[illegible]	1.8	2.8	[illegible]
Other assets	[illegible]	(0.1)	–	1,192.4
TOTAL ASSETS	1,730.5	**(3.3)**	**2.8**	1.730.0
Share capital, share premium, treasury stock	[illegible]	–	–	[illegible]
Reserves	[illegible]	(2.4)	2.6	[illegible]
Net income	[illegible]	(0.9)	0.2	[illegible]
Translation adjustments	[illegible]	–	–	[illegible]
Minority interests	[illegible]	–	–	19.7
Total shareholders' equity	1,286.9	**(3.3)**	**2.8**	**1,286.4**
Other liabilities	[illegible]	–	–	[illegible]
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,730.5	**(3.3)**	**2.8**	1,730.0

* Initial version presented when interim accounts for the six months ended 30 June 2005 were released, with the opening balance sheet prepared under IFRS.

Simplified 2004 income statement

in millions of euros

	Initial version*	Impairment losses	Brands	Final version
Sales	[illegible]	–	–	[illegible]
Gross profit	[illegible]	0.7	–	[illegible]
Operating income	358.4	**(1.3)**	–	357.1
Income before tax	[illegible]	(1.3)	–	[illegible]
Corporate income tax	[illegible]	0.5	0.2	[illegible]
Net income	219.1	**(0.9)**	**0.2**	218.4
Minority interests	[illegible]	–	–	[illegible]
Net income - Group's share	214.5	**(0.9)**	**0.2**	213.9

* Initial version presented when interim accounts for the six months ended 30 June 2005 were released, with the opening balance sheet prepared under IFRS.

Doc 66B

OFFICIAL NOTICE TO THE ANNUAL MEETING

A combined general meeting will be held on Tuesday June 6th 2006, at 4:30 pm at Palais des congres, grand amphitheatre, 2 place de la porte Maillot, 75017 Paris.

This meeting is called, among others, to approve the accounts for the year ending December 31st 2005. The announcement valued as the official notice has been published in Balo as of april 28th 2006.

Documents allowing nominative and bearer shareholders to attend this meeting, or to vote by correspondence, are at their disposal upon written request sent directly or through their bank to BNP PARIBAS Securities Services, GCT-Services des assemblées, Immeuble Tolbiac, 75450 Paris cedex 09.

Presentation of Resolutions

We invite you to approve all the resolutions proposed to you, in particular those relating to the following matters.

[illegible] OF FINANCIAL STATEMENTS [illegible] 2005, APPROPRIATION [illegible]

In their General Report, the Statutory Auditors state their opinion on the financial statements.

The financial statements for the year ended 31 December 2005 are appended to this report and we submit them to you for approval.

They show net income for the year of 223,153,170.67 euros.

Under the terms of the Company's Articles of Association, an amount of 1,495,126.24 euros must be distributed to the active partners.

The Supervisory Board recommends that you fix the dividend at 2.50 euros per share. This represents an increase of 25% in the dividend relative to the previous year.

We submit the following appropriation of net income for your approval:

In accordance with Article 243 *bis* of the Code Général des Impôts, this dividend entitles shareholders who are natural persons and liable for income tax in France to a 40% tax allowance, as provided by Article 158-3 of the Code Général des Impôts.

This dividend will be payable from 9 June 2006. Since Hermès International is not entitled to receive dividends in respect of shares held as treasury stock on the date the dividend becomes payable, the corresponding sums will be transferred to retained earnings.

The gross dividend per share paid in respect of each of the five previous financial years is as follows:

In euros

Year	2000	2001	2002	2003	2004
Dividend	1.25	1.50	1.65	1.70	2.00*
Tax credit	0.62	0.75	0.82	0.85	–
Gross dividend	1.87	2.25	2.47	2.55	2.00

* Dividend eligible for 50% tax allowance pursuant to Article 158-3 of the Code Général des Impôts.

The five-year summary of financial data required under Article 148 of the decree of 23 March 1967 is provided on page 69.

Net income for the year:	223,153,170.67 euros
Retained earnings:	597,377,227.16 euros
Distributable earnings:	**820,530,397.83 euros**
Transferred to the legal reserve: None (the legal reserve amounts to one-tenth of the share capital)	
Distributed to the active partners under Article 26 of the Company's Articles of Association:	1,495,126.24 euros
Distributed to the shareholders in the form of a dividend of 2.50 euros per share giving a total of:	90,834,635.00 euros
The remaining distributable earnings:	728,200,636.59 euros
to be carried forward as retained earnings	
Amount appropriated:	**820,530,397.83 euros**

CONSOLIDATED FINANCIAL STATEMENTS

In accordance with the provisions of Article L 225-100 of the Code de Commerce, we also submit to you the consolidated financial statements for the past financial year for approval.

[illegible]

The Statutory Auditors' Special Report on pages 209 to 211 describes the related-party agreements covered by Articles L 226-10 and L 225-38 through L 225-40 of the Code de Commerce.

We request that you approve these agreements and the related transactions.

Since the end of the financial year, several related-party agreements have been submitted to the Supervisory Board for approval. A report on such agreements entered into during 2006 will be submitted to you at the Annual General Meeting convened in 2007 to approve the financial statements for the year ended 31 December 2006.

RENEWAL OF AUTHORISATION FOR THE EXECUTIVE MANAGEMENT TO ENTER INTO TRANSACTIONS FOR THE COMPANY TO BUY BACK ITS OWN SHARES AND TO CANCEL SOME OR ALL OF THE SHARES PURCHASED

Under the terms of Article L 225-209 of the Code de Commerce, we request that the shareholders authorise trading in Hermès International shares on the stock exchange, for a period starting today and ending on the date of the next annual general meeting called to approve the financial statements and lasting no longer than eighteen months.

Purchases and sales of shares representing up to 10% of the share capital would be authorised.

The maximum purchase price (excluding costs) would be 360 euros per share. The maximum amount of funds to be committed would be 700 million euros, in accordance with Article L 225-210 of the Code de Commerce.

If you approve this proposal, such shares may be acquired, sold, transferred or exchanged on one or more occasions, by any means, including by block trades or the use of derivatives such as the purchase or sale of options (excluding the sale of puts), with a view in particular to:

– ensuring that liquidity is provided for the shares on the equity market by an investment service provider under a contract that complies with the AFEI (French Association for Investment Firms) Code of Conduct recognised by the Autorité des Marchés Financiers and with accepted market practices approved or to be approved by the Autorité des Marchés Financiers;

– reducing the share capital by cancelling the shares purchased;

– retaining the shares, or, in accordance with accepted market practices approved by or to be approved by the Autorité des Marchés Financiers, transferring some or all of them by any means, including by sale on the stock market, block sale, public offerings (purchase, exchange or sale), off market sale, purchase or sale of options (excluding the purchase of calls), or carrying out acquisitions effected by means of a share swap;

– allotting the shares to employees in connection with the profit-sharing scheme and the company savings plan;

– granting options to purchase the Company's shares to corporate executive officers and executive managers and employees of the Group in accordance with Articles L 225-177 *et seq.* of the Code de Commerce;

– granting bonus shares to employees and/or corporate executive officers and executive managers of the Company or of companies in which it directly or indirectly holds at least 10% of the share capital or voting rights, in accordance with Articles L 225-197-1 *et seq.* of the Code de Commerce.

Such transactions may take place at any time, even during times of a public offering, subject to the periods of abstention stipulated in Article 631-6 of the General Regulations issued by the Autorité des Marchés Financiers.

[illegible]

During the Annual General Meeting of 3 June 2003, you authorised the Executive Management to grant stock options to employees of the Company and its subsidiaries.

As this authorisation to grant stock options will expire on 3 August 2006, we propose that you grant the Executive Management a new authorisation in order to continue the policy of involving employees in the Group's development by giving them the opportunity to become shareholders in your Company under the special conditions provided by law.

The Executive Management would be authorised to grant:

– on one or more occasion,

– to some or all of the employees and corporate executive officers and executive managers (excluding descendants of Mr Émile Hermès and his wife, Julie Hollande, and their spouses) of Hermès International or affiliated companies, under the conditions specified in Article L 225-180 of the Code de Commerce,

options giving the right to purchase existing Hermès International shares that have been purchased by the Company, in accordance with the provisions of Articles L 225-177 *et seq.*, of the Code de Commerce and Articles 174-19 *et seq.* of the Decree of 23 March 1967 pertaining to business corporations.

The period during which the Executive Management would be entitled to use this authorisation, on one or more occasion as it sees fit, would be thirty-eight (38) months from the date of this Meeting.

The total number of options that may be granted under this authorisation would not be such that the total number of options granted pursuant to this resolution and the total number of shares allotted for no consideration would amount to more than 2% of the total number of ordinary shares in the Company as of the date on which the options would be granted and not yet exercised, not including those options already granted under the terms of previous authorisations. This authorisation would in any event apply to a minimum of 725,335 shares.

The shares would be issued in euros.

The purchase price of the shares would be determined by the Executive Management within the limits and according to the terms laid down by law.

The options would be exercisable by the beneficiaries within a maximum of seven years from the date on which they are granted.

In keeping with the applicable regulations, the purchase price would not be less than 80% of the average of the quoted opening prices of the shares during the twenty stock market trading days preceding the date on which the options would be granted, nor less than 80% of the average price at which the Company purchased the shares for the purpose of allotting them to employees as part of its profit-sharing plans and, if applicable, as part of its share buyback programme.

This price could be modified only if the Company were to complete one of the financial transactions governed by Article L 225-181 of the Code de Commerce during the option exercise period. In this case, the Executive Management would adjust the number and price of the shares as required by law. All powers would be delegated to the Executive Management, acting within the limits set forth above, for purposes of granting the aforesaid share purchase options, to determine the terms, conditions and procedures thereof in accordance with the law and with the Articles of Association, to amend Article 6 of the Articles of Association, which fixes the amount of authorised capital, and to undertake all necessary formalities.

ALLOTMENT OF BONUS SHARES TO GROUP EMPLOYEES: AUTHORISATION TO THE EXECUTIVE MANAGEMENT

We propose that you delegate to the Executive Management the authority to allot bonus shares, on one or more occasion, to some or all employees and/or corporate executive officers and executive managers of the Company or companies in which it directly or indirectly holds at least 10% of the share capital or voting rights, by allotting existing ordinary shares in the Company for no consideration. The Executive Management shall determine, at its own discretion, the conditions for allotment and the identity of the beneficiaries, within the following limitations:

– the shares that may be allotted must have been purchased by the Company and may not be issued for this purpose;

– the total number of ordinary shares allotted for no consideration shall not be such that the total number of shares allotted for no consideration pursuant to this resolution and the total number of share purchase options granted and not yet exercised amounts to more than 2% of the total number of ordinary shares in the Company as of the date on which the shares are allotted for no consideration;

– the period within which the shares allotted may be acquired shall not be less than two years;

– the period during which the beneficiaries must hold the shares shall not be less than two years after the shares have been effectively acquired.

The Executive Management may, however, stipulate a shorter vesting or holding period in the event of new legislation reducing the effective minimum periods.

This authorisation, which would cancel and supersede any previous authorisation for the same purpose, would be valid for thirty-eight months from the date of this meeting.

Each year, the Executive Management would report to the General Meeting on the number of shares allotted pursuant to this authorisation under the conditions provided by law, and more particularly, by Article L 225-197-4 of the Code de Commerce.

AUTHORISATION TO THE EXECUTIVE MANAGEMENT TO ISSUE SHARE SUBSCRIPTION OPTION DURING TIMES OF PUBLIC TAKEOVER BIDS

At the forthcoming Annual General Meeting, the Executive Management will request that the shareholders grant it the authorisation, during times of public takeover bids, under the conditions set forth in the provisions of Article L 233-32 of the Code de Commerce and in accordance with the provisions of Articles L 225-129-2, L 228-91 and L 228-92 of said Code, to issue share subscription option, in France and in other countries, giving the holders

the right to subscribe for shares in the Company, immediately or in the future, to be issued through a capital increase, while retaining the shareholders' pre-emptive rights.

The share subscription option issued pursuant to this authorisation may be allotted for no consideration by the Executive Management to all shareholders of the Company who retain that status before the close of the public offering period. The maximum number of share subscription options that may be issued would be two share subscription options per existing share outstanding as of the date of issue of the warrants.

The nominal amount of the capital increase resulting from the exercise of the share subscription option shall not exceed a ceiling of 120 million euros.

This authorisation would be valid for twenty-six months from the date of the General Meeting.

DELEGATION OF AUTHORITY TO THE EXECUTIVE MANAGEMENT TO CARRY OUT CAPITAL INCREASES RESERVED FOR EMPLOYEES

We note that pursuant to the provisions of Article L 225-129 of the Code de Commerce, that whenever any resolution to increase the share capital is adopted, the Extraordinary General Meeting must vote on a proposed resolution to undertake a capital increase reserved for employees.

For purposes of interpretation of this text, the delegation of authority to issue share warrants during times of public offerings pursuant to the eleventh resolution is deemed to be a decision to increase the share capital.

You are therefore asked:

1) to delegate to the Executive Management, under the control of the Company's Supervisory Board and the Management Board of Émile Hermès SARL, active partner, all powers for purposes of increasing the share capital, on one or more occasion, by issuing new shares reserved for all or some employees and corporate executive officers and executive managers of Hermès International and affiliated companies or groups under the conditions set forth in Article L 225-180 of the Code de Commerce, providing that such employees belong to a corporate savings plan of one and/or the other of these companies.

The maximum number of ordinary shares that may be issued pursuant to this authorisation shall not exceed 1% of the number of ordinary shares in the Company at the time the capital increase is decided.

This authorisation would entail a waiver by the shareholders of their pre-emprive rights to subscribe to the shares to be created in favour of the employees belonging to the corporate saving plan(s) and for whom the capital increase is reserved.

This authorisation would be valid for a period of twenty-six months from the date of this meeting;

2) to grant to the Executive Management all necessary powers to:

– determine the subscription price, it being understood that the subscription price of the shares issued shall neither be higher than the average of the quoted opening prices of the shares during the twenty stock market trading days preceding the Executive Management's decision fixing the opening date of the subscription period, nor shall the price be more than 20% lower than the average of the quoted prices of the shares during the twenty stock market trading days preceding the Executive Management's decision;

– determine the conditions required to participate in the offer, and in particular those pertaining to

employee length of service and the time allotted to the employees to exercise their rights, together with the other terms and conditions applicable to the capital increase;

– undertake or arrange for undertaking all necessary actions and formalities for purposes of finalising the capital increase or increases to be carried out pursuant to this resolution;

– amend the Articles of Association accordingly and, in general, do all that is necessary.

We inform you that should the shareholders vote against this proposed resolution, the Extraordinary General Meeting would be required to vote on a resolution proposing such a capital increase every three years, so long as the percentage of shares owned by the employees of the Company and its affiliated companies within the meaning of Hermès International Article L 225-180 of the Code de Commerce amounts to less than 3% of the share capital.

STOCK SPLIT

We propose that you approve a three-for-one stock split, whereby each existing share outstanding with a par value of 1.53 euros would be exchanged for three new shares with a par value of 0.51 euro. Tripling the number of shares would enhance the liquidity of the shares on the stock market and their affordability to investors.

Upon completion of the stock split, the share capital would amount to 55,488,144.33 euros, divided into 108,800,283 shares with a par value of 0.51 euro.

If you approve this proposal, it will be necessary to amend Article 6 of the Articles of Association accordingly.

In order to ensure that the share capital remains fixed during the time needed to authorise and complete the above stock split, by a decision dated 22 March 2006, the Executive Management decided temporarily to suspend the right to exercise stock options from 31 March 2006 until 10 June 2006, or until 30 June 2006 at the latest, in the event that the Annual General Meeting convened to approve this transaction is postponed.

If the thirteenth resolution is adopted, pursuant to the provisions of Article L 225-181 of the Code de Commerce, the Executive Management would adjust the number and price of shares corresponding to options granted to employees under the share purchase option plans and share subscription option plans authorised by a resolution adopted by the shareholders at the Annual General Meeting and decided upon by the Executive Management.

As a result of this adjustment, the share subscription price for one new share would change as shown below, it being understood that the number of shares that could be subscribed under options that have not been exercised as of the date of the AGM resolution would be tripled.

Stock option plan Date of Executive Management decision	Price per existing share	Price per new share
AGM of 25/05/1998 Options to subscribe for or to purchase shares[1]		
20 April 2001	€ 134.34	€ 44.78
4 March 2002	€ 156.28	€ 52.09
15 October 2002	€ 124.76	€ 41.59
AGM of 03/06/2003 Options to purchase shares		
4 July 2003	€ 121.21	€ 40.40
15 December 2004	€ 133.28	€ 44.43

1. Only options to subscribe for new shares were allotted pursuant to this authorisation.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Hermès International's current Articles of Association are brief and concise (13 pages) and do not replicate in full all provisions of the applicable laws. This has therefore avoided the need to amend the Articles of Association or to redraft then entirely in the case of significant changes in company law, such as those recently enacted for French companies.

We ask, however, that you approve the following revisions:

– change in the wording of Article 7, *"Capital Increases and Reductions"* and Article 8, *"Payment for Shares"* in keeping with the reform of the law on capital increases as a result of Order No. 2004-604 of 24 June 2004 reforming the law on negotiable securities. The proposed wording (i) makes the distinction between *"délégation de compétence"* (delegation of authority) and *"délégation de pouvoirs"* (delegation of power) that was introduced by the Order; and (ii) expressly states that the capital may be increased by issuing preference shares;

– amend Article 9, *"Form of the Shares"*, to reflect the fact that SICOVAM has been replaced by Euroclear;

– update Article 11, *"Ownership Threshold Disclosures"*, to replace the sections of the abrogated 1966 law with the corresponding sections of the Code de Commerce, and delete the reference to "the official stock exchange, the Second Marché or the over-the-counter market of a stock exchange in France or abroad" and replace it with the wording used by Article L 233-7 of the Code de Commerce applicable to ownership threshold disclosures required by law and those required by the Articles of Association. We also deem it advisable:

• to change the period of time within which the ownership threshold disclosure must be reported under the Articles of Association such that it is consistent with the period required by law, i.e. by reducing the period of fifteen days stipulated by the Articles of Association to five trading days;

• to specify in the Articles of Association that the 0.5% ownership threshold disclosure requirement stipulated therein applies even beyond the 5% legal threshold;

– to amend Article 12, *"Rights and Obligations Attached to the Shares"* by giving the right to exercise voting rights at general meetings exclusively to the bare owner for all decisions other than appropriation of net income, such that the shareholders will be eligible for the exemptions provided by Law No. 2005-882 of 2 August 2005 in favour of small and mid-size companies;

– to alter Article 19, *"Deliberations of the Supervisory Board"*, by including the possibility for members of the Company's Supervisory Board to participate in Board meetings by videoconferencing or other means of telecommunication that enable them to be identified and to participate effectively. The purpose of this provision is to give the Company's Supervisory Board the same flexibility in conducting its meetings, using the same methods as those introduced by the so-called Breton Act (Act No. 2005-842 of 26 July 2005), which is aimed at increasing confidence in and modernising the economy, and applicable to the supervisory boards and boards of directors of *sociétés anonymes* (subject to those decisions for which the members are required to be physically present);

– to delete the reference to Mr Jean-Louis Dumas's status as active partner and, accordingly, to make the corresponding changes to Article 1, *"Form"*, Article 6, *"Share Capital - Contributions"*, and

Article 26, *"Appropriation and Distribution of Profits"*.

We therefore propose to amend the Company's Articles of Association as indicated above, subject to prior approval of the said amendments by the partners of Émile Hermès SARL.

If you agree with our recommendations, we request that you vote in favour of the resolutions as submitted to you.

Presentation of Resolutions

We invite you to approve all the resolutions proposed to you, in particular those relating to the following matters.

APPROVAL OF THE FINANCIAL STATEMENTS AND APPROPRIATION OF NET INCOME

In their General Report, the Statutory Auditors state their opinion on the financial statements.

The financial statements for the year ended 31 December 2005 are appended to this report and we submit them to you for approval.

They show net income for the year of 223,153,170.67 euros.

Under the terms of the Company's Articles of Association, an amount of 1,495,126.24 euros must be distributed to the active partners.

The Supervisory Board recommends that you fix the dividend at 2.50 euros per share. This represents an increase of 25% in the dividend relative to the previous year.

We submit the following appropriation of net income for your approval:

In accordance with Article 243 *bis* of the Code Général des Impôts, this dividend entitles shareholders who are natural persons and liable for income tax in France to a 40% tax allowance, as provided by Article 158-3 of the Code Général des Impôts.

This dividend will be payable from 9 June 2006.

Since Hermès International is not entitled to receive dividends in respect of shares held as treasury stock on the date the dividend becomes payable, the corresponding sums will be transferred to retained earnings.

The gross dividend per share paid in respect of each of the five previous financial years is as follows:

In euros

Year	2000	2001	2002	2003	2004
Dividend	1.25	1.50	1.65	1.70	2.00*
Tax credit	0.62	0.75	0.82	0.85	–
Gross dividend	1.87	2.25	2.47	2.55	2.00

* Dividend eligible for 50% tax allowance pursuant to Article 158-3 of the Code Général des Impôts.

The five-year summary of financial data required under Article 148 of the decree of 23 March 1967 is provided on page 69.

Net income for the year:	223.153.170.67 euros
Retained earnings:	597.377.227.16 euros
Distributable earnings:	**820,530,397.83 euros**
Transferred to the legal reserve: None (the legal reserve amounts to one-tenth of the share capital)	
Distributed to the active partners under Article 26 of the Company's Articles of Association:	1,495,126.24 euros
Distributed to the shareholders in the form of a dividend of 2.50 euros per share giving a total of:	90,834,635.00 euros
The remaining distributable earnings:	728,200,636.59 euros
to be carried forward as retained earnings	
Amount appropriated:	**820,530,397.83 euros**

HERMÈS

Letter to Shareholders - April 2006

 

Ladies and Gentlemen, Dear Shareholders,

2005, our "Year of the River", was a year of great change for Hermès. We stood firm and held our course.

The determination for perfection that gives rise to outstanding objects, and the desire to surprise our clients, drove us more than ever to create new value.

The Americas and Europe carried us forward, with handsome growth in sales, while we patiently consolidated our presence in China.

Growth was driven by leather bags and luggage, perfumes and jewellery, along with the ready-to-wear collections designed by Jean-Paul Gaultier for women and Véronique Nichanian for men.

In the second half of the year, Pierre-Alexis Dumas and Pascale Mussard took over the creative directorship, supported by the designers already working for the House.

In order to remain true to itself, Hermès must be constantly evolving.

And so, with the inspiration of "Paris in the air", we move ahead into 2006, more determined than ever to enchant our clients and shareholders.

Patrick Thomas — Jean-Louis Dumas

CEO

Net income up 15%

At the Supervisory Board meeting of 22 March 2006, the management presented accounts for the 2005 financial year, showing growth of 7.2% in sales and 15.4% in net income.

Growth on all continents

In 2005, the Hermès group had sales of €1,427.4m, an increase of 7.2% on a reported basis and 7.3% at constant exchange rates. Business was particularly buoyant for directly operated stores, with sales up 10% over the full year.

Sales growth was robust in all regions in 2005. The Group continued to develop its retail network with eight branches opened or renovated during the year.

SALES
(IN M€)



In Europe, sales increased by 7%. The retail network was enriched by the addition of a store in Athens, Greece, and the launch in France of an online boutique for Hermès products.

In America, efforts in recent years have fuelled strong sales growth (10%), especially in New York.

In Asia, sales increased by 7.5%, including 6% in Japan, thanks to more vigorous sales growth in the second half. In the other countries of the Asia Pacific region (11%), sales trends were especially favourable in China where the group continues to expand. A second store was inaugurated in Beijing in the fourth quarter, taking the number of Hermès stores in China to thirteen.

Growth in all divisions

Silk sales rose by 9%, buoyed by the popularity of new scarf and tie collections.

The Bags & Luggage division (+8%) benefited from increased production capacity, but demand continues to outstrip supply.

The success of the Hermès collections of women's ready-to-wear designed by Jean-Paul Gaultier and menswear designed by Véronique Nichanian revitalised sales of the Ready-to-wear and Accessories division (+8%).

The excellent performance of *Un Jardin sur le Nil*, the new eau de toilette, contributed to sales growth in the Perfume division (+12%).

NET INCOME
(IN M€)



Finally, in Watches, Tableware and Other Hermès Sectors, sales increased by 4%, and 6%, respectively.

Strong growth in net profit

All financial information is presented under International Financial Reporting Standards (IFRS).

With the exception of IAS 32/39 the impact of IFRS on 2004 net profit and shareholders' equity is minimal. The impact of the first-time application of IAS 32/39 on 1 January 2005 on financial instruments is shown in the table below.

Operating profit increased by 7.4% to €383.5m, giving an operating margin of 26.9% of sales, compared with 26.8% in 2004.

Taking into account the improvement of results of associate companies, Group consolidated net profit increased by 15.4% to €247m. The net margin on sales reached 17.3%, from 16.1% in 2004.

High investment in 2005

Investments totalled €119m. The bulk of these investments was dedicated to increasing production capacity in bags and luggage and to the expansion and renovation of the distribution network.

All investments were financed from cash flow, which rose 7% to €310.8m.

EMPLOYEES



Higher number of employees

The number of employees rose to 6,150, from 5,871 in 2004, with 279 new jobs created over the course of the year. Therefore Hermès created more than 1,200 new jobs in the last five years.

Expansion to continue in 2006

The retail network will be expanded further with about thirty branches to be opened or renovated, including the new Hermès House in Seoul and the enlargement of the Hermès House in Tokyo and the Avenue George V store in Paris. The new branches include Amsterdam (Netherlands), Charlotte (USA), Hangzhou (China) and Bangkok (Thailand).

The Group will continue to make strong investments to develop production capacities in all divisions.

The Hermès Group, which celebrates Paris in the Air in 2006, intends to continue its strategy of creativity, product quality, enhanced know-how and the spirit of craftsmanship in each of its sectors.

Higher dividend

At the Annual General Meeting, the shareholders will be asked to approve a dividend of €2.50 per share, up 25%.

The Annual General Meeting will be held on 6 June 2006.

Impact from new IFRS on annual results

	year 2005		year 2004	
(in M€)	IFRS	restated IAS 32/39*	IFRS	published data
Sales	1,427.4	1,427.4	1,331.4	1,331.6
Operating result	383.5	373.2	357.1	336.7
Net result	247.0	245.3	213.9	210.1

* Non-retrospective application (for the first time on 1 January) of IAS 32/39.



1ST QUARTER 2006 SALES

During the first quarter 2006, consolidated sales increased by 11,3 %.
On a comparable basis, i.e. at constant exchange rates, sales are up 8,8 %.

ACTIVITY BY SECTORS

	In millions of Euros 2006	2005	Change at constant rates
Silks	41.9	36.7	10.2 %
Bags and luggage	137.7	129.2	4.1 %
Ready to wear & Fashion accessories	78.1	75.8	0.1 %
Other Hermès sectors	36.4	29.1	23.2 %
Perfumes	23.9	16.3	45.8 %
Watches	20.7	20.4	0.0 %
Tableware	9.0	6.8	31.3 %
Other Products	13.8	10.5	30.7 %
TOTAL	361.5	324.8	8.8 %

ACTIVITY BY GEOGRAPHICAL ZONES

	In millions of Euros 2006	2005	Change at constant rates
France	65.0	57.4	13.3 %
Europe (Excl. France)	62.7	52.3	19.8 %
EUROPE	127.7	109.7	16.4 %
Japan	100.8	95.8	7.4 %
Asia Pacific (Excl. Japan)	68.3	59.8	4.8 %
ASIA	169.1	155.6	6.4 %
Americas	55.3	49.6	2.6 %
Others	9.4	9.9	-4.6 %
TOTAL	361.5	324.8	8.8 %

1ST QUARTER 2006 SALES

During the first quarter 2006, consolidated sales increased by 11,3 %.
On a comparable basis, i.e. at constant exchange rates, sales are up 8,8 %.

ACTIVITY BY SECTORS

	In millions of Euros		Change at constant rates
	2006	2005	
Silks	41.9	36.7	10.2 %
Bags and luggage	137.7	129.2	4.1 %
Ready to wear & Fashion accessories	78.1	75.8	0.1 %
Other Hermès sectors	36.4	29.1	23.2 %
Perfumes	23.9	16.3	45.8 %
Watches	20.7	20.4	0.0 %
Tableware	9.0	6.8	31.3 %
Other Products	13.8	10.5	30.7 %
TOTAL	361.5	324.8	8.8 %

ACTIVITY BY GEOGRAPHICAL ZONES

	In millions of Euros		Change at constant rates
	2006	2005	
France	65.0	57.4	13.3 %
Europe (Excl. France)	62.7	52.3	19.8 %
EUROPE	127.7	109.7	16.4 %
Japan	100.8	95.8	7.4 %
Asia Pacific (Excl. Japan)	68.3	59.8	4.8 %
ASIA	169.1	155.6	6.4 %
Americas	55.3	49.6	2.6 %
Others	9.4	9.9	-4.6 %
TOTAL	361.5	324.8	8.8 %

Dear Sir or Madam:

The shareholders of Hermès International are invited to attend the Combined Ordinary and Extraordinary General Meeting to be held on

Tuesday, 6 June 2006
at 4:30 p.m. (admission begins at 3:30 p.m.)

at Palais des Congrès, Grand Amphithéâtre, 2 avenue de La Porte-Maillot, Paris (17), to consider the matters indicated in the attached agenda.

We would be very pleased if you could attend this meeting in person. In this case, you will be asked to show your admittance card. If you cannot personally attend the Meeting, you may still vote, by returning a proxy or mail ballot. Please find below information and recommendations on the different ways of participating in the Meeting.

As the Meeting will begin promptly at 4:30 p.m., we recommend that you arrive ahead of time, check in with the reception desk and the registration desk **with your identification and admittance card**, and sign the attendance sheet.

We hope you will be able to attend this General Meeting.

Very truly yours,

The Executive Management

Prerequisites

If you wish to attend the meeting in person, appoint a proxy or vote by mail, you must show identification at the time of registration and be a shareholder of record at least three business days before the Meeting, that is, no later than on 3 June 2006, as evidenced either:

- by the registration of your shares in your name with BNP Paribas Securities Services (for registered shares);
- or by delivering to BNP Paribas Securities Services, GCT - Services des Assemblées, Immeuble Tolbiac, 75450 Paris Cedex 09, a certificate issued by the authorised financial intermediary that holds your account (bank, La Poste, securities firm, etc.), evidencing the unavailability of these shares until the date of the Meeting (for bearer shares).

How to attend the Meeting

You must obtain an ADMITTANCE CARD to be admitted to and vote in the Meeting, by requesting this card in writing.

We recommend that you use the attached form, taking care to check the box at top on the left ("A ❑ *I will attend the meeting...*") and to date and sign it in the "Date and Signature" box at the bottom of the form. Please return the form in the enclosed envelope as soon as possible so that you may receive the admittance card in good time.

Participating in the meeting by proxy

You need only return the form attached to this notice of meeting by no later than Saturday, 3 June 2006, to BNP Paribas Securities Services, GCT - Services des Assemblées, Immeuble Tolbiac, 75450 Paris Cedex 09, either directly (for registered shares), or through your financial intermediary (for bearer shares). Please be sure to check the box at the top on the right "B ❑ *I wish to vote by mail or by proxy ...*", then:

a) if you wish to be represented by the Chairman (box at centre), please sign and date the form in the "Date and Signature" box provided at the bottom for this purpose, without filling in any other box or blank in the document;

b) if you wish to be represented by another person (your spouse or another shareholder), please check the box at right "❑ *I APPOINT AS MY PROXY:*", provide all information on that person's identity and his or her address, and

sign and date the form in the "Date and Signature" box provided at the bottom for this purpose.

Voting by mail

If you wish to vote by mail, please return the form attached to this notice of meeting by no later than Saturday, 3 June 2006 to BNP Paribas Securities Services, GCT - Services des Assemblées, Immeuble Tolbiac, 75450 Paris Cedex 09, either directly (for registered shares), or through your financial intermediary (for bearer shares). Please be sure to check the box at the top on the left "B❑ *I wish to vote by mail or by proxy...*", then cast your vote as follows:

a) to vote for the resolutions, leave the corresponding boxes blank;

b) to vote against or to abstain from voting on certain resolutions, fill in each of the corresponding boxes.

I - ORDINARY BUSINESS

Approval of the financial statements

Discharge

Appropriation of net income

Approval of the consolidated financial statements

Approval of related-party agreements

Purchase by the Company of its own shares

Powers

II - EXTRAORDINARY BUSINESS

Authorisation to cancel some or all of the shares purchased by the Company (Article L 225-209)

Authorisation to the Executive Management to grant share purchase options

Authorisation to the Executive Management to allot ordinary shares in the Company for no - consideration

Delegation of authority to the Executive Management to issue share subscription option during times of public takeover bids

Delegation of authority to the Executive Management to carry out capital increases reserved for employees

Stock split

Amendments to the Articles of Association

Powers

Resolutions Submitted to the Shareholders for Approval at the Combined General Meeting of 6 June 2006

I - ORDINARY BUSINESS

First resolution

Approval of the financial statements

The Ordinary General Meeting, having heard the Management Report on the Company's operations and situation, the Report of the Supervisory Board and the Statutory Auditors' Report for the year ended 31 December 2005, approves the financial statements, the balance sheet and the notes thereto as presented, as well as the transactions they reflect.

Second resolution

Discharge

Consequently, the General Meeting gives the Executive Management final discharge for its management of the Company during the year commencing on 1 January 2005 and ending on 31 December 2005.

Third resolution

Appropriation of net income

The Ordinary General Meeting notes that net income for the year amounts to 223,153,170.67 euros and retained earnings, to 597,377,227.16 euros, and approves the appropriation of these sums totalling 820,530,397.83 euros, as proposed by the Supervisory Board:

- to the legal reserve: none, as the legal reserve amounts to one-tenth of the share capital;
- to the active partners under Article 26 of the Company's Articles of Association: 1,495,126.24 euros;
- to shareholders holding shares existing at 31 December 2005, a dividend of 2.50 euros per share, totalling: 90,834,635.00 euros;
- to retained earnings, the balance of: 728,200,636.59 euros;
- total amount appropriated: 820,530,397.83 euros.

The Ordinary General Meeting resolves that this dividend will become payable on 9 June 2006.

As Hermès International is not entitled to receive dividends for shares held in treasury, the corresponding sums will be transferred to retained earnings on the date the dividend becomes payable.

In accordance with Article 243 bis of the Code Général des Impôts, this dividend entitles shareholders who are natural persons and liable for income tax in France to a 40% tax allowance, as provided by Article 158-3 of the Code Général des Impôts.

In accordance with the provisions of Article 47 of law no. 65-566 of 12 July 1965, the General Meeting duly notes that dividends distributed to the shareholders in respect of the three previous financial years were as follows:

In euros

Year	2004	2003	2002
Dividends*	2.00*	1.70	1.65
Tax credit	N/A	0.85	0.82

* Dividend eligible for 50% tax allowance pursuant to Article 158-3 of the Code Général des Impôts.

Fourth resolution

Approval of the consolidated financial statements
The Ordinary General Meeting, having heard the Management Report on the Group's operations and situation, the Report of the Supervisory Board and the Statutory Auditors' Report for the year ended 31 December 2005, approves the consolidated financial statements as presented, and showing consolidated net income of 246,950,522 euros.

Fifth resolution

Approval of related-party agreements
The Ordinary General Meeting, having heard the Statutory Auditors' Special Report on related-party agreements covered by the combined provisions of Articles L 226-10 and Articles L 225-38 through L 225-43 of the Code de Commerce, approves the agreements entered into or carried out during the year ended 31 December 2005.

Sixth resolution

Purchase by the Company of its own shares
The General Meeting, voting in accordance with the quorum and majority requirements applicable to ordinary general meetings, having reviewed the Management Report, the special report on the Company's share buyback programme and the circular describing the programme filed with the Autorité des Marchés Financiers, resolves:

1) to terminate the share buyback programme approved by the Ordinary and Extraordinary General Meeting of 2 June 2005;

2) to adopt the programme described below, and for this purpose:
• Authorises the Executive Management, with the option further to delegate this authority, in accordance with the provisions of Articles L 225-209 *et seq.* of the Code de Commerce, to buy shares in the Company, within the legal limit, while ensuring that the Company shall not at any time own more than 10% of its own share capital as of the date of this meeting;
• Resolves that the shares may be bought with a view to:
– ensuring that liquidity is provided for the shares on the equity market by an investment services provider under a contract that complies with the AFEI (French Association for Investment Firms) Code of Conduct recognised by the Autorité des Marchés Financiers,
– cancelling the shares, in order to increase the return on equity and earnings per share, and/or to neutralise the dilutive impact for shareholders resulting from capital increases, this purpose being contingent upon adoption of a special resolution to this effect by the Extraordinary General Meeting.
– retaining the shares, in order subsequently to transfer the shares in payment or in exchange for a takeover bid initiated by the Company.
– allotting the shares to authorised corporate executive officers and executive managers or employees of the Company or an affiliated company, by granting options to purchase the Company's shares in accordance with Articles L 225-179 *et seq.* of the Code de Commerce, or by granting bonus shares in accordance with Articles L 225-197-1 *et seq.* of the Code de Commerce or as part of the Company's employee profit sharing schemes or of a Company share ownership or savings plan,
– delivering the Company's shares for the exercise of rights attached to securities entitling the holders to the allotment of shares in the Company, either by conversion, exercise, redemption or exchange, in accordance with stock market regulations;
• Resolves that the purchase price per share shall be

no higher than three hundred sixty (360) euros, excluding incidental expenses;

• Resolves, however, that the Executive Management may adjust the aforesaid purchase price in the event of: a change in the par value per share; a capital increase by capitalisation of reserves and allotment of bonus shares; a stock split or reverse split; a write-off or reduction of the share capital; distribution of reserves or other assets; and any other transactions applying to shareholders equity, to take into account the effect of such transactions on the value of the shares;

• Resolves that the maximum amount of funds that may be allocated to this share buyback programme shall be 700 million euros (700,000,000 euros);

• Resolves that the shares may be purchased by any means, including partially or entirely by purchase on the stock market, block purchase, off-market purchase, public offerings to buy or exchange shares, or by the use of options or derivatives (excluding the sale of puts), at such times as the Executive Management shall deem appropriate, including times of public offerings, within the limits defined by stock market regulations. The shares acquired pursuant to this authorisation may be retained, sold, or, more generally, transferred by any means, including by block sales and during times of public offerings;

• Grants full powers to the Executive Management, with the option further to delegate such powers:

– to effect all transactions and to determine the terms, conditions and procedures applicable thereto,

– to place all orders, either on or off market,

– to adjust the purchase price of the shares to take into account the effect of the aforesaid transactions on the value of the shares,

– to enter into all agreements, in particular for purposes of maintaining the stock transfer ledgers,

– to file all necessary reports with the Autorité des Marchés Financiers and any other relevant authority; and

– to undertake all necessary formalities;

• Resolves that this authorisation is granted for a period expiring at the end of the Annual General Meeting convened to approve the financial statements for the year ended 31 December 2006 or eighteen months at most from the date of this Meeting.

Seventh resolution

Powers

The Ordinary General Meeting confers full powers on any bearer of an extract or copy of these minutes recording its deliberations to carry out all legal publication or other formalities.

II - EXTRAORDINARY BUSINESS

Eighth resolution

Authorisation to cancel some or all of the shares purchased by the Company (Article L 225-209)
The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the Management Report and the Statutory Auditors' report, and in accordance with Article L 225-209 of the Code de Commerce, hereby authorises the Executive Management to cancel some or all of the shares acquired by the Company in connection with the share buyback programme covered by the sixth resolution submitted to the present meeting and/or pursuant to any authorisation granted by a past or future general meeting, on one or more occasions, up to a maximum of 10% of the share capital per period of twenty-four months.

The Meeting delegates to the Executive Management full powers:
- to arbitrate on any objections, to allocate the difference between the purchase price and the par value of the shares to whichever reserve account it sees fit, to record the reduction(s) in share capital resulting from the cancellation(s) authorised by the present resolution;
- to amend the Company's Articles of Association accordingly, and to undertake all necessary formalities.

This authorisation is granted to the Executive Management for a period of twenty-four months. It supersedes the authorisation granted by the twenty-second resolution adopted by the Combined General Meeting of 2 June 2005 and cancels the unused portion of that authorisation.

Ninth resolution

Authorisation to the Executive Management to grant share purchase options
The Extraordinary General Meeting, having heard the Management's Report, the Statutory Auditors' Special Report, and the Supervisory Board's report, resolves to authorise the Executive Management, in accordance with Articles L 225-177 *et seq.* of the Code de Commerce, and within the limits of the applicable laws, to grant:
- on one or more occasions,
- to some or all of the employees and corporate executive officers and executive managers of Hermès International and affiliated companies or groups of companies under the conditions set forth in Article L 225-180 of said Code,

options to purchase Hermès International shares acquired by the Company under the conditions set forth by law.

The period during which the Executive Management would be entitled to use this authorisation, at the time or times it sees fit, is thirty-eight (38) months from the date of this Meeting.

The total number of options that may be granted under this authorisation shall not be such that the total number of options granted pursuant to this resolution and the total number of shares allotted for no consideration pursuant to the tenth resolution would amount to more than 2% of the total number of ordinary shares in the Company outstanding as of the date on which the options are granted. In any event, this authorisation applies to a minimum of 725,335 shares (before any stock split).

The options shall be exercisable by the beneficiaries within a maximum of seven years from the date on which they are granted.

The purchase price of the shares and the stock option exercise period shall be determined by the Executive Management within the limits and according to the terms laid down by law.

For this purpose, the shareholders grant the broadest of powers to the Executive Management, acting within the limits set forth above, to carry out this resolution, and in particular for the following purposes:
- to determine the terms and conditions of the transaction, in particular the conditions under which the

options will be granted, the time or times at which the options may be allotted and exercised, the list of the beneficiaries of the options and the number of shares that each beneficiary may acquire;
- to determine the conditions for exercising the options;
- to stipulate any lock-up period for the shares resulting from the exercise of the options and/or period during which such shares cannot be converted to bearer shares, it being specified that such periods shall not exceed three years from the date on which the option was exercised;
- to provide for the possibility of temporarily suspending the exercise of options for a maximum of three months in the event of a financial transaction entailing the exercise of a right attached to the shares;
- to undertake all necessary formalities and, in general, to do all that is necessary.

If, during the period in which the options are granted, the Company undertakes one of the financial or securities transactions provided by law, in order to take into account the effect of any such transaction, the Executive Management shall adjust the number and price of the shares included in the options granted.

Each year, the Executive Management shall report to the Ordinary General Meeting on the transactions carried out pursuant to this authorisation.

This authorisation supersedes the authorisation granted by the fifteenth resolution adopted by the Combined General Meeting of 3 June 2003 and cancels the unused portion of that authorisation.

Tenth resolution

Authorisation to the Executive Management to allot ordinary shares in the Company for no consideration

The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the Management Report, the Statutory Auditors' report and the Supervisory Board's Report, and in accordance with the provisions of Article L 225-197-1 *et seq.* of the Code de Commerce:
- Authorises the Executive Management to grant bonus shares to some or all employees and/or corporate or executive officers of Hermès International or in companies in which it directly or indirectly holds at least 10% of the share capital or voting rights, by allotting existing ordinary shares of the Company for no consideration.

The existing shares that may be allotted pursuant to this resolution must have been purchased by the Company either in accordance with Article L 225-208 of the Code de Commerce, or as part of any share buyback programme authorised by the sixth resolution submitted to this Meeting under the terms of Article L 225-209 of the Code de Commerce or any share buyback programme applicable previously or in the future;
- Resolves that the Executive Management shall determine the identity of the beneficiaries or the categories of beneficiaries of the bonus shares as well as the conditions and any criteria applying to allotment of the shares;
- Resolves that the Executive Management shall determine the dates on which the bonus shares will be allotted, within the conditions and limitations stipulated by law;
- Resolves that the total number of ordinary shares allotted for no consideration under the terms of this authorisation shall not be such that the total number of bonus shares allotted pursuant to this resolution and the total number of share purchase options granted pursuant to the ninth resolution and not yet exercised amounts to more than 2% of the total number of ordinary shares in the Company as of the date on which the bonus shares are allotted;
- Resolves that the Executive Management shall determine, for each allotment, the acquisition period at the end of which the allotment of ordinary shares shall become definitive, which shall not be less than two years, unless new provisions of the law reducing the minimum acquisition period were to be enacted, in which case the Executive Management would be authorised to reduce the said acquisition period;
- Resolves that the Executive Management shall determine, for each allotment, the period during which the beneficiaries must hold the ordinary shares; this period, which begins on the final date of allotment of the ordinary shares, shall not be less than two years, unless new provisions of the law reducing the minimum holding period were to be enacted, in which case the Exec-

utive Management would be authorised to reduce the said holding period;

– Authorises the Executive Management to determine any applicable conditions and criteria for allotment of the shares, including but not limited to the number of years of service, conditions with respect to maintaining employment or the term of office during the period of acquisition, and any other financial condition or condition relating to individual or collective performance;

– Authorises the Executive Management to record the bonus shares allotted in a registered account in the name of their owner, showing any lock-up period over the full duration of such period;

– Authorises the Executive Management to undertake, during the period of acquisition of the allotted shares, any adjustments needed to take into consideration the effect of transactions affecting the Company's share capital and, more specifically, to determine the conditions under which the number of ordinary shares allotted will be adjusted;

– More generally, grants all powers to the Executive Management, with the option further to delegate such powers as provided by law, to enter into all agreements, to draw up all documents, to undertake all formalities, and to undertake all filings with all relevant organisations, and, in general, to do all that is necessary.

The period during which the Executive Management may use this authorisation, on one or more occasions, is thirty-eight (38) months from the date of this Meeting. Each year, the Executive Management will report to the General Meeting on the number of shares allotted pursuant to this resolution under the conditions provided by law, and more particularly, by Article L 225-197-4 of the Code de Commerce.

This authorisation supersedes the authorisation granted by the twenty-seventh resolution adopted by the Combined General Meeting of 2 June 2005 and cancels the unused portion of that authorisation.

Eleventh resolution

Delegation of authority to the Executive Management to issue share subscription option during times of public takeover bids

The Extraordinary General Meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, having reviewed the Management Report and the Statutory Auditors' Special Report, resolves to delegate to the Executive Management of the Company its authority to undertake, during times of public takeover bids for shares of the Company ("the Offering"), under the conditions provided by Article L 233-32 of the Code de Commerce, and pursuant to the provisions of Articles L 225-129-2, L 228-91 and L 228-92 of the said Code, to issue share subscription option, in France and in other countries, giving the holders the right to subscribe for shares in the Company, immediately or in the future, to be issued through a capital increase, while retaining the shareholders' pre-emptive rights.

The General Meeting resolves that the Executive Management may allot the warrants issued pursuant to this authorisation to all shareholders of the Company who retain that status before the close of the public offering period; it fixes the maximum number of warrants that may be issued at two warrants per existing share as of the date of issue of such warrants.

The General Meeting resolves that the nominal amount of the capital increase resulting from the exercise of the warrants, and that the Executive Management may effect pursuant to this authorisation, shall not exceed a ceiling of one hundred twenty million euros (120,000,000), not taking into account the par value of the equity securities to be issued, if any, as a result of any adjustments made, in accordance with the law, to safeguard the rights of holders of securities giving immediate or future rights to subscribe to equity securities in the Company.

The General Meeting duly notes:

– that this authorisation entails giving the Executive Management the option to determine the subscription price of the shares that are liable to be issued in compliance with the aforesaid provisions of the law, and, if applicable, to grant rights to subscribe on preferential terms to the warrant holders;

– that this authorisation automatically entails the waiver

by the shareholders of their pre-emptive rights to subscribe to the shares to which said warrants may give entitlement in favour of the holders of warrants giving immediate or future access to equity securities in the Company;
– that if this authorisation is implemented, the warrants issued shall automatically be cancelled in the event of and immediately upon the failure, expiration, cancellation or withdrawal of the Offering and any potential competing Offering.

The General Meeting grants all necessary powers to the Executive Management:
– to carry out this authorisation as provided by law;
– to determine the terms and conditions for exercising the warrants, which shall be a function of the terms of the Offering and any potential competing Offering, and all other characteristics of such warrants;
– to notify the Autorité des Marchés Financiers of its decisions pursuant to this authorisation, in accordance with the provisions of Article L 233-40 of the Code de Commerce;
– to allocate the incidental expenses incurred in connection with the issues to the share premium account and to draw from this account the sums needed to increase the Company's legal reserve;
– to amend the Articles of Association accordingly, and, more generally, to take all measures necessary successfully to complete any issue.

This authorisation is granted for a period of twenty-six months.

Twelfth resolution

Delegation of authority to the Executive Management to carry out capital increases reserved for employees

The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the Management Report and the Statutory Auditors' report, and in accordance with the provisions of Article L 443-1 *et seq.* of the Code du Travail pertaining to employee stock ownership and of Article L 225-138 of the Code de Commerce:
1) Delegates to the Executive Management, under the supervision of the Company's Supervisory Board and of the Management Board of the active partner Émile Hermès SARL, all powers to carry out a capital increase, on one or more occasions, by issuing new shares reserved for some or all of the employees and corporate executive officers and executive managers of Hermès International and companies or groups affiliated with Hermès International under the conditions set forth in Article L 225-180 of the Code de Commerce, providing that such employees belong to a corporate savings plan of one and/or another of these companies.
The maximum number of ordinary shares that may be issued under the terms of this authorisation shall not exceed 1% of the number of ordinary shares in the Company outstanding at the time the decision is made to carry out the capital increase.
This authorisation automatically entails the shareholders' waiver, in favour of the employees belonging to the corporate savings plan(s) for which this issue is reserved, of their pre-emptive right to subscribe to any newly created shares.
This authorisation is valid for a period of twenty-six months from the date of this Meeting;
2) Resolves that the ceiling of this authorisation is independent and separate and that the amount of any capital increases resulting therefrom shall not be allocated against the 5,600,000 euro combined ceiling for all capital increases carried out under the authorisations granted by the Combined General Meeting of 2 June 2005;
3) Grants all necessary powers to the Executive Management:
– to fix the subscription price, it being understood that the subscription price of the shares issued may not be more than the average price quoted on the stock exchange during the twenty trading days preceding the date of the decision by the Executive Management setting the opening date of the issue, nor more than 20% lower than this average;
– to determine the conditions required to participate in

the offer, and in particular those pertaining to employee length of service and the time allotted to the employees to exercise their rights, together with the other terms and conditions applicable to the capital increase;
- to undertake or to arrange for undertaking all necessary actions and formalities for purposes of completing the capital increase or increases to be carried out under the terms of this resolution;
- to amend the Articles of Association accordingly, and, in general, to do all that is necessary.

Thirteenth resolution

Stock split

On the Executive Management's recommendation, the Extraordinary General Meeting resolves to increase the number of shares issued by reducing the par value of each share from 1.53 euros to 0.51 euro, and consequently, to issue 108,800,283 new shares to be exchanged free of charge at the rate of three new shares with a par value of 0.51 euro each for each existing share with a par value of 1.53 euros, which will then be cancelled.

In consideration of requirements relating to payment of the dividend and the dividend payment date, the effective date of the stock split described above is fixed at 10 June 2006, that is, the day after the dividend payment date.

The dividend entitlement date of the new shares will be the first day of the current financial year.

Following this stock split, the share capital will amount to 55,488,144.33 euros, divided into 108,800,283 shares with a par value of 0.51 euro each.

The General Meeting amends Article 6 of the Articles of Association as follows:

"6.1 The authorised share capital is 55,488,144.33 euros.

It is made up of 108,800,283 shares, all of them fully paid, which are apportioned among the shareholders in proportion to their rights in the Company."

[The remainder of the Article is unchanged.]

Fourteenth resolution

Amendments to the Articles of Association

The Extraordinary General Meeting, having heard the Management's report and the Supervisory Board's report, resolves to approve the text of the new Articles of Association that will govern the Company as from the end of this Meeting and a copy of which is appended hereto and will be appended to the minutes of the meeting. This resolution is contingent upon the prior approval of such amendments by the partners of Émile Hermès SARL.

Fifteenth resolution

Powers

The Extraordinary General Meeting confers full powers on any bearer of an extract or copy of these minutes recording its deliberations to carry out all legal publication or other formalities.

Proposed Articles of Association Submitted to the Combined General Meeting of 6 June 2006 (changes shown in markup format)

1 - FORM

The Company is a *société en commandite par actions* (partnership limited by shares) between:

- its limited partners, and
- its active partner, Émile Hermès SARL, with registered offices located at 23 rue Boissy-d'Anglas, Paris (75008)~~, and Mr Jean-Louis Dumas, residing at 4 rue Fabert in Paris (75007)~~.

The Company is governed by the laws and regulations applicable to *sociétés en commandite par actions* and by these Articles of Association.

2 - PURPOSE

The Company's purpose, in France and in other countries, is:

- to acquire, hold, manage, and potentially to sell direct or indirect equity interests in any legal entity engaged in the creation, production and/or sale of quality products and/or services, and, in particular, in companies belonging to the Hermès Group;
- to provide guidance to the group it controls, in particular by providing technical assistance services in the legal, financial, corporate, and administrative areas;
- to develop, manage and defend all rights it holds to trademarks, patents, designs, models, and other intellectual or industrial property, and in this respect, to acquire, sell or license such rights;
- to participate in promoting the products and/or services distributed by the Hermès Group;
- to purchase, sell and manage all property and rights needed for the Hermès Group's business operations and/or for asset and cash management purposes; and
- more generally, to engage in any business transaction of any kind whatsoever in furtherance of the corporate purpose.

3 - COMPANY NAME

The Company's name is "Hermès International".

4 - REGISTERED OFFICE

The Company's registered office is located at 24 rue du Faubourg-Saint-Honoré, 75008 Paris, France.

It may be transferred:

- to any other location in the same *département*, by a decision of the Executive Management, subject to ratification of such decision at the next Ordinary General Meeting, and
- to any other location, by a decision of the Extraordinary General Meeting.

5 - DURATION

The Company will be dissolved automatically on 31 December 2090, unless it is dissolved previously or unless its duration is extended.

6 - SHARE CAPITAL - CONTRIBUTIONS

6.1 - The authorised share capital is 55,488,144.33 euros.

It is made up of ~~36,263,261~~ 108,800,283 shares, all of them fully paid, which are apportioned among the shareholders in proportion to their rights in the Company.

6.2 - The active partner~~s~~, Émile Hermès SARL ~~and Jean-Louis Dumas~~, has~~ve~~ transferred ~~their~~its business know-how to the Company, in consideration for ~~their~~its share of the profits.

7 - CAPITAL INCREASES AND REDUCTIONS

7.1 - The share capital may be increased ~~by a decision of the extraordinary General Meeting of shareholders~~ either by the issuance of ordinary shares or preference shares, or by increasing the par value of existing equity securities.

7.2 - The General Meeting, voting in accordance with the quorum and majority requirements stipulated by law, has the authority to decide to increase the share capital. It may delegate this authority to the Executive Management. The General Meeting that decides to effect a capital increase may also delegate the power to determine the terms and conditions of the issue to the Executive Management.

7.~~2~~3 - In the event of a capital increase effected by capitalisation of sums in the share premium, reserve or retained earnings accounts, the shares created to evidence the relevant capital increase shall be distributed only among the existing shareholders, in proportion to their rights to the share capital.

7.~~3~~4 - In the event of a capital increase for cash, the existing share capital must first be fully paid up.

The shareholders have pre-emptive subscription rights, which may be waived under the conditions stipulated by law.

~~The General Meeting may delegate to the Executive Management the necessary powers for purposes of carrying out the capital increase on one or more occasions, to determine the terms and conditions of the capital increase, and duly to record its completion.~~

7.~~4~~5 - Any contributions in kind or stipulation of special advantages made at the time of a capital increase

are subject to the approval and verification procedures applicable to such contributions and instituted by law.

7.~~5~~6 - The Extraordinary General Meeting of shareholders, or the Executive Management when granted special authority for this purpose, and subject to protecting the rights of creditors, may also decide to reduce the share capital. In no event shall such a capital reduction infringe upon the principle of equal treatment of shareholders.

7.~~6~~7 - The Executive Management has all powers to amend the Articles of Association as a result of a capital increase or reduction and to undertake all formalities in connection therewith.

8 - PAYMENT FOR SHARES

8.1 - ~~Payment for the shares is effected as provided by law.~~ Payment in consideration for newly created shares may be made in cash, including by set-off against liquid claims due by the Company; by contributions in kind; by capitalisation of reserves, earnings or share premiums; or as the result of a merger or de-merger.

8.2 - Within the framework of resolutions adopted by the General Meeting, the Executive Chairman calls the funds required to pay for the shares.

Any late payment of amounts due for the shares shall automatically bear interest payable to the Company at the legal interest rate plus three percentage points, and no legal action or formal notice shall be required to collect such interest.

9 - FORM OF THE SHARES

9.1 - All shares issued by the Company are in registered form until they have been fully paid up. Fully-paid shares may be in registered or bearer form, at the shareholder's discretion. They are registered on a securities account under the terms and conditions provided by law.

9.2 - The Company may, at any time, in accordance with the applicable laws and regulations, request from ~~the securities clearing organisation (SICOVAM),~~ the central custodian ~~(Euroclear)~~ or any securities clearing organisation information to enable it to identify the owners of securities giving immediate or future rights to vote at general meetings, as well as the number of securities held by each such owner and any restrictions that may apply to the securities.

10 - TRANSFER OF SHARES

Shares are freely transferable. Transfers are effected under the terms and conditions provided by law.

11 - OWNERSHIP THRESHOLD DISCLOSURES

When the shares are ~~listed on the official stock exchange, the Second Marché or the over-the-counter market of a stock exchange in France or abroad,~~ admitted to trading on a regulated market or on a financial instruments market that admits trading in shares registered on a securities account with an authorised intermediary under the conditions provided by Article L 211-4 of the Code Monétaire et Financier, any natural or legal person, acting alone or jointly, coming into possession, in any manner whatsoever, within the meaning of Articles ~~356-1~~ L 233-7 *et seq.* of the ~~Law of 24 July 1966~~ Code de Commerce, of a number of shares representing 0.5% of the share capital and/or of the voting rights in general meetings, or any multiple of this percentage, at any time, even after moving beyond any of the legal thresholds covered by Article L 233-7 *et seq.* of the Code de Commerce, is required to disclose to the Company the total number of shares it owns by sending a notice by registered post, return receipt requested to the registered office within ~~15~~5 days from the date it has moved beyond one of these thresholds.

Such disclosure must also be made, under the same conditions as those provided above, whenever the percentage of share capital and/or voting rights held falls below one of the aforesaid thresholds.

In the event of failure to comply with the above requirements, the shares exceeding the threshold which is subject to disclosure shall be disqualified for voting purposes.

In the event of an adjustment, the corresponding voting rights may be exercised only until the expiration of the period stipulated by law and the applicable regulations. Unless one of the thresholds covered by the aforesaid Article ~~356-1~~ L 233-7 is exceeded, this sanction shall be applied only at the request of one or several shareholders individually or collectively holding at least 0.5% of the Company's share capital and/or voting rights and duly recorded in the minutes of the General Meeting.

12 - RIGHTS AND OBLIGATIONS ATTACHED TO THE SHARES

12.1 - The shares are indivisible with regard to the Company.

Co-owners of undivided shares must be represented with regard to the Company and at general meetings by one of them only or by a single representative. In the event of a disagreement, their representative shall be appointed by the Court at the request of the co-owner who takes the initiative to refer this matter to the Court.

12.2 - Each share shall give the holder the right to cast one vote at general meetings of shareholders.

However, double voting rights are allocated to:

- any fully-paid registered share which has been duly recorded on the books in the name of the same shareholder for a period of at least four years from the date of the first general meeting following the fourth anniversary of the date when the share was registered on the books; and
- any registered share allotted for no consideration to a shareholder, in the event of a capital increase effected by capitalisation of sums in the share premium, reserve or retained earnings accounts, in proportion to any existing shares which carry double voting rights.

Double voting rights are automatically eliminated under the conditions stipulated by law.

Voting rights attached to the shares are exercised by the bare owners at all general meetings (ordinary, extraordinary or special meetings), save for decisions regarding the appropriation of net income, in which case the beneficial owner ~~at ordinary general meetings and by the bare owners at extraordinary or special general meetings~~ shall exercise the voting rights.

12.3 - Each share gives the holder a right of ownership in the Company's assets, its profits, and any winding-up surplus, in proportion to the percentage of ownership it represents.

All shares are of equal par value and are identical in all respects, except with respect to the date on which they are eligible for the dividend.

12.4 - Ownership of a share automatically entails compliance with the Company's Articles of Association and with resolutions duly adopted by the General Meeting of shareholders.

12.5 - Whenever ownership of a certain number of shares is required in order to exercise any right whatsoever, owners of single shares, or with an insufficient number of shares, may only exercise such rights if they personally arrange to consolidate their shares, or arrange for the purchase or sale of a sufficient number of shares.

13 - DEATH, LEGAL PROHIBITION, PERSONAL BANKRUPTCY, RECEIVERSHIP OR COMPULSORY LIQUIDATION OF A PARTNER

13.1 - *Shareholders*

The Company shall not be dissolved upon the death, legal prohibition, personal bankruptcy, receivership or compulsory liquidation of a shareholder.

13.2 - Active partner

13.2.1 - In the event that an active partner should be prohibited by law from engaging in a business profession, or in the case of personal bankruptcy, receivership or compulsory liquidation, such active partner shall automatically lose his status as active partner *ipso jure*; the Company shall not be dissolved. Neither shall it be dissolved if an active partner who is a natural person and who was appointed Executive Chairman ceases to hold this office.

If, as a result of this loss of status, the Company no longer has any active partners, an extraordinary general meeting of shareholders must be called forthwith, either to appoint one or more new active partners, or to change the corporate form of the Company. Such change does not entail the creation of a new legal person.

If an active partner loses his status as such, he shall have the right to receive his share of the Company's profits, pro rated until the day such status is lost, in full settlement of all amounts due.

13.2.2 - The Company shall not be dissolved in the event of the death of an active partner. If, as a result of this death, the Company no longer has any active partners, an extraordinary general meeting of shareholders must be called forthwith, either to appoint one or more new active partners, or to change the corporate form of the Company. Such change does not entail the creation of a new legal person.

This also applies if the Company has only one active partner and if that active partner loses his status as such for any reason whatsoever.

The heirs, assigns or the surviving spouse, if any, of the deceased active partner shall have the right to receive the deceased active partner's share of the Company's profits, pro rated until the day such status is lost, in full settlement of all amounts due.

14 - RESPONSIBILITY AND POWERS OF THE ACTIVE PARTNERS

14.1 - The active partners are jointly and severally liable for all the Company's debts, for an indefinite period of time.

14.2 - Each active partner has the power to appoint and revoke the appointment of any Executive Chairman, acting on the Supervisory Board's considered recommendation under the conditions provided in the article entitled "Executive Management".

Acting by *unanimous consent, the active partners:*

- on the Supervisory Board's recommendation:
  - determine the Group's strategic options,
  - determine the Group's consolidated operating and investment budgets, and
  - decide on any proposal submitted to the General Meeting pertaining to the appropriation of share premiums, reserves or retained earnings;
- may formulate recommendations to the Executive Management on all issues of general interest for the Group;
- authorise any loans of Hermès International whenever the amount of such loans exceeds 10% of the amount of the consolidated net worth of the Hermès Group, as determined based on the consolidated financial statements drawn up from the latest approved accounts (the "net worth");
- authorise any sureties, endorsements or guarantees and any pledges of collateral and encumbrances *on the Company's property*, whenever the claims guaranteed amount to more than 10% of the "net worth";
- authorise the creation of any company or the acquisition of an interest in any commercial, *industrial*, financial, movable or immovable property, or any other operation, in any form whatsoever, whenever the amount of the investment in question amounts to more than 10% of the "net worth";

14.3 - In order to maintain its status of active partner, and failing which it will automatically lose such status *ipso jure*, Émile Hermès SARL must maintain in its Articles of Association clauses, in their original wording or in any new wording as may be approved by the Supervisory Board of the present Company by a three-quarters majority of the votes of members present or represented, stipulating the following:

- the legal form of Émile Hermès SARL is that of a *société à responsabilité limitée à capital variable* (*limited company with variable capital);*
- the exclusive purpose of Émile Hermès SARL is:
  - "to serve as active partner and, if applicable, as Executive Chairman of Hermès International;
  - potentially to own an equity interest in Hermès International; and
  - to carry out all transactions in view of pursuing and accomplishing these activities and to ascertain that any liquid assets it may hold are appropriately managed.
- only the following may be partners in the Company:
  - descendants of Mr Émile-Maurice Hermès and his wife, *née* Julie Hollande, and
  - their spouses, but only as beneficial owners of the shares; and
- *each partner of Émile Hermès SARL must have* deposited, or arrange to have deposited, shares in the present Company in the corporate accounts of Émile Hermès SARL in order to be a partner of this Company."

14.4 - Any active partner who is a natural person and who has been appointed to the office of Executive Chairman shall automatically lose his status as active partner immediately upon termination of his office of Executive Chairman for any reason whatsoever.

14.5 - All decisions of the active partners are recorded in minutes, which are entered in a special register.

15 - EXECUTIVE MANAGEMENT

15.1 - The Company is administered by one or two Executive Chairman or Chairmen, who may be but are not required to be active partners in the Company. If there are two Executive Chairmen, any provision of these Articles of Association mentioning "the Executive Chairman" *shall apply to each Executive Chairman*. The Executive Chairmen may act jointly or separately.

The Executive Chairman may be a natural person or a legal person, which may be but is not required to be an active partner.

15.2 - The Executive Chairmen's term of office is open-ended.

During the Company's lifetime, the power to appoint an Executive Chairman is exclusively reserved for the active partners, acting on the Supervisory Board's recommendation. Each active partner may act separately in this respect.

15.3 - The appointment of an Executive Chairman is terminated in case of death, disability, legal prohibition, receivership, or bankruptcy; if the appointment is revoked; if the Executive Chairman resigns; or when the Executive Chairman reaches 75 years of age.

The Company shall not be dissolved if an Executive *Chairman's appointment is terminated* for any reason whatsoever.

An Executive Chairman who wishes to resign must notify the active partners and the Supervisory Board thereof at least six months in advance, by registered post, unless each of the active partners, after soliciting the opinion of the Supervisory Board, has agreed to reduce this notice period.
An Executive Chairman's appointment can be revoked only by an active partner acting on the Supervisory Board's considered recommendation. In the event that the Supervisory Board recommends against revocation, the active partner in question must suspend its decision for a period of at least six months. At the end of this period, if it persists in its wish to revoke the appointment of the Executive Chairman in question, that active partner must again solicit the opinion of the Supervisory Board, and once it has obtained a favourable recommendation from the Board, it may revoke the appointment of that Executive Chairman.

16 - POWERS OF THE EXECUTIVE MANAGEMENT

16.1 - Relationships with third parties

Each Executive Chairman is invested with the broadest of powers to act on the Company's behalf, in all circumstances. Each Executive Chairman shall exercise these powers within the scope of the corporate purpose and subject to those powers expressly granted by law to the Supervisory Board and to General Meetings of shareholders.

16.2 - Relationships among the partners

In relationships among partners, the Executive Management holds the broadest of powers to undertake all management acts, but only if such acts are in the Company's interests and subject to those powers granted to the active partners and to the Supervisory Board by these Articles of Association.

16.3 - Delegations of powers

The Executive Chairman may, under his responsibility, delegate all powers as he sees fit and as required for the proper operation of the Company and its group. He may issue a limited or unlimited blanket delegation of powers to one or more executives of the Company, who then take on the title of Managing Director.

17 - REMUNERATION OF THE EXECUTIVE MANAGEMENT

The Executive Chairman (or, where there is more than one, each Executive Chairman) shall have the right to receive remuneration fixed by the Articles of Association and, potentially, additional remuneration, the maximum amount of which shall be determined by the Ordinary General Meeting, with the approval of the active partner or, if there are several active partners, with their unanimous approval.
The gross annual statutory remuneration of the Executive Chairman (or, where there is more than one, of each Executive Chairman) for the year shall not be more than 0.20% of the Company's consolidated income before tax for the previous financial year.
However, if there are more than two Executive Chairmen, the combined total gross annual remuneration of all Executive Chairmen shall not be more than 0.40% of the Company's consolidated income before tax for the previous financial year.
Within the maximum amounts set forth herein, the Management Board of the active partner Émile Hermès SARL shall determine the effective amount of the annual remuneration of the Executive Chairman (or, where there is more than one, of each Executive Chairman).

18 - SUPERVISORY BOARD

18.1 - The Company is governed by a Supervisory Board consisting of three to fifteen members selected from among shareholders who are not active partners, legal representatives of an active partner, or Executive Chairmen. When appointments to the Supervisory Board come up for renewal, the number of Supervisory Board members is fixed by a decision adopted by the active partners by unanimous vote.
Supervisory Board members may be natural persons or legal entities.
At the time of their appointment, Supervisory Board members that are legal entities must designate a permanent representative who is subject to the same terms, conditions and obligations and incurs the same liabilities as if he were a Supervisory Board member in his own name, without prejudice to the joint and several liability of the legal entity he represents. The permanent representative serves for the same term of office as the legal entity he represents.
If the legal entity revokes its representative's appointment, it is required to notify the Company thereof forthwith by registered post, and to state the identity of its new permanent representative. This requirement also applies in the event the permanent representative should die, resign, or become incapacitated for an extended period of time.

18.2 - Supervisory Board members are appointed or reappointed by the Ordinary General Meeting of shareholders. The active partners may, at any time, propose that one or more new Supervisory Board members be nominated.

All Supervisory Board appointments are renewed every three years during the Annual General Meeting. All appointments, whether to replace a Supervisory Board member or otherwise, are made for a term ending on the date on which all Supervisory Board appointments are to be renewed.

18.3 - No person over the age of seventy-five shall be appointed to the Supervisory Board if, as a result of such appointment, more than one-third of the Board members would be over that age.

18.4 - The appointments of Supervisory Board members can be revoked by a resolution adopted by the Ordinary General Meeting only for cause, on the joint recommendation of the active partners, acting by unanimous consent, and the Supervisory Board.

18.5 - In the event of a vacancy or vacancies caused by the death or resignation of one or more Supervisory Board members, the Supervisory Board may appoint an interim replacement member within three months as from the effective date of the vacancy.

However, if no more than two Supervisory Board members remain in office, the member or members in office, or, in his or their absence, the Executive Chairman, or in his absence, the statutory auditor or auditors, shall immediately call an Ordinary General Meeting of shareholders for the purpose of filling the vacancies to bring the number of Board members up to the required minimum.

19 - DELIBERATIONS OF THE SUPERVISORY BOARD

19.1 - The Supervisory Board elects a Chairman, who is a natural person, and two Vice-Chairmen, from among its members.

It appoints a secretary who may be but is not required to be a Supervisory Board member.

If the Chairman is absent, the older of the two Vice-Chairman acts as Chairman.

19.2 - The Supervisory Board meets when convened by its Chairman or by the Executive Management, whenever required for the Company's best interest but no less than twice per year, at the Company's registered office or at any other place specified in the notice of meeting.

Notices are served by any means providing legally valid proof in business matters, at least seven business days before the meeting. This period of time may be shortened by unanimous consent of the Chairman or a Vice-Chairman of the Supervisory Board, the active partners and the Executive Management.

Any member of the Supervisory Board may give a proxy to one of his colleagues to represent him at a Board meeting, by any means providing legally valid proof in business matters. Each member may hold only one proxy during a given meeting. These provisions are applicable to the permanent representative of a legal entity that is a member of the Supervisory Board.

The Supervisory Board is duly convened only if a quorum consisting of at least half of its members is present or represented.

Resolutions are adopted by a majority of the votes of members present or represented. However, the Supervisory Board must approve or reject any proposed new wording of certain clauses of the Articles of Association of Émile Hermès SARL by a three-quarters majority of members present or represented, in accordance with the stipulations of the article entitled "Responsibilities and Powers of the Active Partners".

Supervisory Board members who participate in the meeting by videoconferencing or telecommunications means that enable them to be identified and effectively to participate in the meeting are deemed to be present for purposes of calculating the quorum and majority, except at Supervisory Board meetings convened for the review and verification of the annual report and consolidated and parent company financial statements.

The Executive Management must be convened to Supervisory Board meetings and may attend such meetings, but it does not have the right to participate in the discussion and to vote.

19.3 - The deliberations of the Supervisory Board are recorded in minutes, which are entered in a special initialled register and signed by the Chairman and the secretary.

20 - POWERS OF THE SUPERVISORY BOARD

20.1 - The Supervisory Board exercises ongoing control over the Company's management.

For this purpose, it has the same powers as the Statutory Auditors and receives the same documents as the Auditors, at the same time as the Auditors. In addition,

the Executive Management must submit to a detailed report the Supervisory Board on the Company's operations at least once a year.

20.2 - The Supervisory Board submits to the active partners for their consideration its considered recommendation:

- on the nomination of any Executive Chairman of the Company; and,
- in case of the Executive Chairman's resignation, on reducing the notice period.

20.3 - Each year, the Supervisory Board determines the proposed appropriation of net income to be submitted to the General Meeting.

20.4 - The Supervisory Board approves or rejects any proposed new wording of certain clauses of the Articles of Association of Émile Hermès SARL by a three-quarters majority of members present or represented in accordance with the stipulations of the article entitled "*Responsibilities and Powers of the Active Partners*".

20.5 - The active partners must consult the Supervisory Board prior to taking any decisions concerning:

- strategic options;
- consolidated operating and investment budgets; and
- any proposal submitted to the General Meeting pertaining to the appropriation of share premiums, reserves or retained earnings.

20.6 - Each year, the Supervisory Board presents a report to the annual Ordinary General Meeting of shareholders in which it comments on the Company's management and draws attention to any inconsistencies or inaccuracies identified in the financial statements for the year.

This report, together with the Company's balance sheet and a list of its assets and liabilities, is made available to the shareholders and may be consulted at the Company's registered office as from the date of the notice of the General Meeting.

The Supervisory Board may convene a general meeting of shareholders whenever it deems this appropriate.

The functions exercised by the Supervisory Board do not entail any interference with the Executive Management, or any liability arising from the management's actions or from the results of such actions.

21 – JOINT COUNCIL OF THE SUPERVISORY BOARD AND MANAGEMENT BOARD OF THE ACTIVE PARTNER

21.1 - The Executive Management of the Company or the Chairman of the Company's Supervisory Board shall convene a joint council meeting of the Supervisory Board and of the active partners; for purposes of this council, Émile Hermès SARL is represented by its Management Board.

Notices are served by any means providing legally valid proof in business matters, at least seven business days before the meeting. This period of time may be shortened by unanimous consent of the Chairman or a Vice-Chairman of the Supervisory Board and the Executive Chairman.

21.2 - The joint council meets at the place indicated in the notice of meeting. It is chaired by the Chairman of the Company's Supervisory Board, or, in his absence, by one of the Vice-Chairmen of the Company's Supervisory Board, or, in their absence, by the oldest Supervisory Board member present. The Executive Chairman or, if the Executive Chairman is a legal entity, its legal representative or representatives, are convened to meetings of the joint council.

21.3 - The joint council has knowledge of all matters that it addresses or that are submitted thereto by the party who convened the conference, but does not, in the decision-making process, have the right to act as a substitute for those bodies to which such powers are ascribed by law or by the Articles of Association of the Company and of the active partner that is a legal entity.

At their discretion, the Supervisory Board and active partners may make all decisions or issue all recommendations within their jurisdiction in a joint council meeting.

22 - REMUNERATION OF THE SUPERVISORY BOARD

Supervisory Board members may receive, as Director's fees, a fixed sum per year, the amount of which is determined by the Ordinary General Meeting of shareholders, until such time as a new resolution is adopted by the Meeting.

The Board apportions Directors' fees among its members as it sees fit.

23 - STATUTORY AUDITORS

The Company's financial statements are audited by one or more statutory auditors, under the terms and conditions provided by law.

24 - GENERAL MEETINGS OF SHAREHOLDERS

24.1 - General meetings are convened under the conditions laid down by law.

They are held at the registered office or at any other place specified in the notice of meeting.

24.2 - The right to participate in general meetings is subordinated to the shareholder's registration in the Company's books or by the shareholder's filing, at the place specified in the notice of meeting, the certificate evidencing the unavailability of his bearer shares, at least three business days before the date of the meeting. All proxies must also be filed at the same place, within the same period of time.

Persons invited by the Executive Management or by the Chairman of the Supervisory Board may also attend general meetings.

The active partners may attend general meetings of shareholders. Active partners that are legal entities are represented by a legal representative or by any person, shareholder or otherwise, designated thereby.

24.3 - General meetings are chaired by the Chairman of the Supervisory Board or, in his absence, by one of the Vice-Chairmen of the Board, or in their absence, by the Executive Chairman.

24.4 - The ordinary and extraordinary general meetings, duly convened in accordance with the conditions specified by law, carry out their responsibilities in accordance with the law.

24.5 - Except for resolutions pertaining to the nomination and revocation of Supervisory Board members, the nomination and revocation of the Statutory Auditors, the appropriation of net income for the year and the approval of related-party agreements that are subject to shareholders' approval, no resolution adopted by the general meeting shall be valid unless it is approved by the active partners no later than at the end of the general meeting that voted on the relevant resolution.

The Company's Executive Management has all powers duly to record such approval.

25 - FINANCIAL YEAR

Each financial year consists of twelve months, commencing on 1 January and ending on 31 December.

26 - APPROPRIATION AND DISTRIBUTION OF PROFITS

The General Meeting approves the financial statements for the past year and duly notes the amount of distributable profits.

The Company pays 0.67% of the distributable profits to the active partners, at the time and place designated by the Executive Management, within nine months at most after the end of the financial year.

The active partners distribute this sum amongst themselves as they see fit~~; if no agreement can be reached, 95% of this sum is allocated to Émile Hermès SARL and the balance is allocated to Mr Jean-Louis Dumas~~.

The remaining distributable profits revert to the shareholders. Their appropriation is decided by the Ordinary General Meeting, on the Supervisory Board's recommendation.

On the Supervisory Board's recommendation, the General Meeting may grant to each shareholder an option to receive payment for all or part of the dividend or interim dividend in cash or in shares, under the conditions laid down by law.

On the Supervisory Board's recommendation, the General Meeting may decide to draw from the balance of profits reverting to the shareholders the sums it deems appropriate to be allocated to shareholders' retained earnings or to be appropriated to one or more extraordinary, general or special reserve funds, which do not bear interest, and to which the active partners as such have no rights.

On the unanimous recommendation of the active partners, the reserve fund or funds may, subject to approval by the Ordinary General Meeting, be distributed to the shareholders or allocated to the partial or total amortisation of the shares. Fully amortised shares shall be replaced by entitlement shares with the same rights as the former shares, with the exception of the right to reimbursement of capital.

The reserve fund or funds may also be incorporated into the share capital.

Dividends are payable at the times and places determined by the Executive Management within a maximum of nine months from the end of the financial year unless this time period is extended by a court of law.

27 - DISSOLUTION OF THE COMPANY

At the end of the Company's lifetime or in the event of early dissolution, the General Meeting decides on the winding-up procedure and appoints one or several liquidators, whose powers are defined by the Meeting and who carry out their responsibilities in accordance with the applicable laws.

Any winding-up dividend is distributed amongst the shareholders.

General Trend

In 2005, sales at Hermès [illegible] at constant exchange rates) to 1,427.4 [illegible] was especially [illegible] [illegible] the year.

Growth on all continents

Sales rose appreciably in all regions in 2005. Hermès continued to expand its distribution network, opening or renovating eight branches.

In Europe, sales grew by 7%. A store was opened in Athens, Greece, and a website was inaugurated in France to sell Hermès products online.

In the Americas, the Group's efforts of the past few years once again produced robust growth (10%), especially in New York.

In Asia, sales increased by 7.5%, including a rise of 6% in Japan driven by momentum gains in the second half of the year. Elsewhere in the Asia-Pacific region, sales were up 11%, with business levels proving to be especially good in China, where the Group further expanded its footprint. A second store was opened in Beijing in the fourth quarter, bringing the number of Hermès branches in China to thirteen.

Sales advanced in all activities

Sales of silk products rose by 9%, as customers responded enthusiastically to the new scarf and tie collections. Bags and luggage sales climbed by 8%, buoyed by expanded production capacity, which nonetheless fell short of demand. The success of the women's ready-to-wear collection by Jean Paul Gaultier and the men's ready-to-wear collection by Véronique Nichanian fuelled an 8% increase in clothing and accessory sales.

The excellent performance of the new fragrance Un Jardin sur le Nil helped drive a sales advance of 12% in perfumes. Watches, Tableware and "Other Hermès Sectors" all put in a fine showing in 2005, with sales up by 4%, 6% and 6% respectively.

Net income rose sharply

All the financial data are presented under the new International Financial Reporting Standards (IFRS). Except for IAS 32 and 39, the standards had little impact on 2004 net income and shareholders' equity.

Operating income increased by 7.4% to 383.5 million euros, giving an operating margin of 26.9%, compared with 26.8% in 2004.

Fuelled by improved results at the affiliated companies, the Group's consolidated net income grew by 15.4% to 247 million euros, lifting the net margin to 17.3%, from 16.1% in 2004.

High investments in 2005

The Group invested 119 million euros in 2005, the bulk of which was dedicated to increasing production capacity for leather goods and extending and renovating the distribution network. Investments were financed entirely from cash flow, which increased by 7% over the year to 310.8 million euros.

An enhanced workforce

A total of 279 jobs were created in 2005, bringing the number of employees to 6,150, compared with 5,871 in 2004. Over the past five years, more than 1,200 new staff members have joined the Hermès Group.

Five-year Summary of Financial Data

	2001	2002	2003	2004	2005
Capital at year-end					
Share capital (in thousands of euros)	56,366	56,381	56,511	56,575	[illegible]
Number of shares in issue	36,840,677	36,850,272	36,935,004	36,977,172	[illegible]
Income statement data					(in thousands of euros)
Sales excluding VAT	38,723	41,487	40,375	43,113	[illegible]
Income before tax, employee profit-sharing, depreciation, amortisation and provisions	139,218	181,259	183,994	233,675	[illegible]
Corporate income tax	(69)	(1,149)	(1,776)	(11,074)	[illegible]
Employee profit sharing	1,082	1,286	1,373	1,465	[illegible]
Income after tax, employee profit-sharing, depreciation, amortisation and provisions	142,598	174,747	167,786	213,566	[illegible]
Profits distributed as dividends (including treasury stock)	56,216	61,974	63,914	75,385	[illegible]
Per-share data					(in euros)
Income after tax and employee profit-sharing but before depreciation, amortisation and provisions	3.75	4.92	4.99	6.56	[illegible]
Income after tax, employee profit-sharing, depreciation, amortisation and provisions	3.87	4.74	4.54	5.78	[illegible]
Net dividend paid per share	1.50	1.65	1.70	2.00	[illegible]
Personnel					
Number of employees (permanent staff on the payroll at end of period)	149	162	169	175	[illegible]
Total payroll costs for the year (in thousands of euros)	10,558	12,524	16,672	15,636	[illegible]
Employee benefits paid during the year (in thousands of euros)	8,088	8,100	5,918	9,058	[illegible]

* Subject to approval by the Combined General Meeting of 6 June 2006.

Main Consolidated Figures (in millions of euros)

in millions of euros	2005	2004[1]	2003	2002	2001
Sales	**1,427.4**	**1,331.4**	**1,230.0**	**1,242.3**	**1,226.9**
Operating income	383.5	357.1	332.8	320.2	307.1
Net income - Group's share	**247.0**	**213.9**	**216.8**	**215.5**	**201.7**
Cash flow from operations	310.8	291.7	258.7	273.2	241.8
Investments	118.5	118.8	94.2	101.6	142.3
Shareholders' equity after appropriation	1,318.2	1,216.5	1,095.1	979.5	854.7
Net cash position	543.3	517.5	454.2	374.8	284.8
Adjusted net cash position[2]	584.5	534.6	454.2	374.8	284.8
Economic value added[3]	188.0	146.6	140.7	154.2	141.5
Return on capital employed (ROCE)[4]	27%	25%	23%	25%	28%
Number of employees	6,150	5,871	5,594	5,361	4,943

[1] 2004 data are restated under IFRS.

[2] Adjusted net cash includes non-liquid financial investments.

[3] Economic value added is the difference between adjusted operating income after tax on operating income and the weighted average cost of capital employed (net value of long-term capital and working capital requirements).

[4] Return on capital employed (ROCE) is the ratio of adjusted operating income after tax on operating income to the average amount of capital employed (net value of long-term capital and working capital requirements).

HERMES INTERNATIONAL
Société en Commandite par Actions au capital de 54 506 155,14 € euros,
immatriculée sous le n° 572 076 396 RCS PARIS
dont le siège social est fixé au 24, rue du Faubourg Saint-Honoré 75008 PARIS

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the Commercial law and article 222-12-5 of the general rules of the Autorité des Marchés Financiers

Date	Total number of shares	Total number of voting rights
November 30th, 2006	106 810 314	173 344 858
December 31, 2006	106 874 814	173 339 660

Income Statement

in thousands of euros

	2005	2004	2003
Operating revenues	52,289	**49,591**	**42,376**
Sales of services	[illegible]	21,826	19,663
Royalties	[illegible]	21,287	20,712
Other income	[illegible]	43	91
Write-backs of provisions	[illegible]	6,435	1,910
Operating expenses	69,348	**62,541**	**53,197**
Supplies	[illegible]	972	885
External services	[illegible]	8,392	7,978
Other external services	[illegible]	22,473	17,375
Taxes and duties (other than corporate income tax)	[illegible]	1,857	1,656
Salaries	[illegible]	15,636	16,672
Social security and similar charges	[illegible]	9,058	5,918
Provisions, depreciation and amortisation	[illegible]	3,454	2,313
Other expenses	[illegible]	699	400
OPERATING PROFIT/(LOSS)	(17,059)	**(12,950)**	**(10,821)**
Financial income	254,190	**278,983**	**204,841**
Income from investments	[illegible]	239,130	182,690
Other interest and related income	[illegible]	4,254	3,805
Write-backs of provisions	[illegible]	28,346	8,937
Foreign exchange gains		–	2,886
Net income from disposals of marketable securities	[illegible]	7,253	6,523
Financial expenses	22,447	**62,447**	**26,870**
Provisions	[illegible]	60,561	25,321
Foreign exchange losses	[illegible]	484	–
Interest and related expenses	[illegible]	1,402	1,549
NET FINANCIAL INCOME	231,743	**216,536**	**177,971**
INCOME BEFORE EXCEPTIONAL ITEMS	214,684	**203,586**	**167,150**
Exceptional income	[illegible]	517	356
Exceptional charges	[illegible]	146	123
NET EXCEPTIONAL INCOME	887	**371**	**233**
INCOME BEFORE TAX AND EMPLOYEE PROFIT-SHARING	215,571	**203,957**	**167,383**
Employee profit-sharing	[illegible]	(1,465)	(1,373)
Corporate income tax	[illegible]	11,074	1,776
NET INCOME	223,153	**213,566**	**167,786**

Balance Sheet as at 31 December

ASSETS

in thousands of euros

	2005			2004	2003
	Gross Depreciation	Amortisation and provisions	Net	Net	Net
FIXED ASSETS	430.754	147,704	283,050	**278,967**	**267,130**
Intangibles	4,837	4,402	435	**6,154**	**5,609**
Licences, patents and trademarks				5,917	5,452
Purchased goodwill	[illegible]	[illegible]	–	–	–
Other	[illegible]	[illegible]	435	237	157
Property, plant and equipment	7.611	2,989	4,622	**2,154**	**2,050**
Land	[illegible]		248	248	248
Buildings	[illegible]	[illegible]	[illegible]	15	17
Other	[illegible]	[illegible]	[illegible]	1,891	1,785
Long-term investments	418 306	140,313	277.993	**270,659**	**259,471**
Investments in subsidiaries and affiliates	[illegible]	[illegible]	[illegible]	200,013	222,197
Other securities	[illegible]	[illegible]	[illegible]	16,259	1,637
Other long-term investments	[illegible]	[illegible]	[illegible]	54,387	35,637
CURRENT ASSETS	735,388	1,006	734,382	**693,241**	**575,431**
Operating receivables	29,548	932	28.616	**28,170**	**25,677**
Trade receivables	[illegible]	932	[illegible]	17,563	19,345
Other receivables	[illegible]	-	[illegible]	10,607	6,332
Miscellaneous receivables	222.621	–	222.621	**197,439**	**187,839**
Marketable securities	473.565	74	473,491	**467,442**	**355,659**
Cash and equivalents	9,654	–	9,654	**190**	**6,256**
PREPAYMENTS	571	–	571	**12,160**	**9,355**
TOTAL ASSETS	1,166.713	148.710	1.018,003	**984,368**	**851,916**

LIABILITIES AND SHAREHOLDERS' EQUITY

Before appropriation

in thousands of euros

	2005	2004	2003
SHAREHOLDERS' EQUITY	921,355	**873,243**	**721,129**
Share capital	[illegible]	56,575	56,511
Share premium	[illegible]	32,607	30,355
Legal reserve	[illegible]	5,651	5,638
Retained earnings	[illegible]	561,418	457,155
Net income for the year	[illegible]	213,566	167,786
Restricted provisions	[illegible]	3,426	3,684
PROVISIONS FOR CONTINGENCIES AND LOSSES	13,240	**16,872**	**42,645**
LIABILITIES	83,408	**94,253**	**88,142**
Borrowings	24,054	**27,993**	**36,646**
Bank borrowings	[illegible]	2,020	7,571
Other borrowings	[illegible]	25,973	29,075
Operating liabilities	24,981	**19,895**	**17,475**
Trade payables	[illegible]	10,313	8,788
Tax and employee-related liabilities	[illegible]	9,582	8,687
Miscellaneous liabilities	34,373	**46,365**	**34,021**
Accounts payable relating to fixed assets	[illegible]	464	117
Other liabilities	[illegible]	45,901	33,904
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,018,003	**984,368**	**851,916**

Statement of Cash Flows

in thousands of euros

	2005	2004	2003
CASH FLOW FROM OPERATIONS*	207,507	**242,559**	**184,386**
Trade receivables and other receivables	[illegible]	(9,558)	2,014
Trade payables and other liabilities	[illegible]	(1,177)	1,154
Change in operating working capital	21,271	**(10,735)**	**3,168**
FUNDS GENERATED BY OPERATIONS	228,778	**231,824**	**187,554**
Acquisitions of intangibles	[illegible]	(773)	(710)
Acquisitions of property, plant and equipment	[illegible]	(573)	(233)
Acquisitions of participating interests	[illegible]	(65,180)	(12,547)
Disposals	[illegible]	95	96
FUNDS USED IN INVESTING ACTIVITIES	(103,184)	**(66,431)**	**(13,394)**
Dividends paid	[illegible]	(63,510)	(61,584)
Increase /(Decrease) in shareholders' equity	[illegible]	2,316	4,328
FUNDS USED IN FINANCING ACTIVITIES	(70,226)	**(61,194)**	**(57,256)**
CHANGE IN NET CASH POSITION	55,366	**104,199**	**116,904**
Net cash position at 1 January	[illegible]	515,547	398,643
Net cash position at 31 December	[illegible]	619,746	515,547
CHANGE IN NET CASH POSITION	55,366	**104,199**	**116,904**

In this table, liabilities in connection with the employee profit-sharing plan have been reclassified into other liabilities and the subsidiaries' current accounts have been reclassified into cash assets or liabilities.

* Calculation of cash flow from operations

in thousands of euros

	2005	2004	2003
Net income	[illegible]	213,566	167,786
Depreciation and amortisation	[illegible]	668	1,315
Change in provisions	[illegible]	28,309	15,295
Capital gains/(losses) on disposals	[illegible]	16	(10)
CASH FLOW FROM OPERATIONS	207,507	**242,559**	**184,386**

Notes to the Parent Company Financial Statements

The financial year covers the 12 months from 1 January through 31 December 2005.

Notes 1 through 16 below form an integral part of the financial statements.

NOTE 1 - ACCOUNTING POLICIES

Generally accepted accounting conventions have been applied, in line with the principle of prudence and with the following fundamental assumptions:
• the Company's continuing status as a going concern;
• consistency of accounting policies from one financial period to the next;
• the accruals and matching principle;
• the historical cost convention;
and in accordance with the general rules for the preparation and presentation of financial statements.
The main accounting policies used are as follows:

INTANGIBLES

Search costs incurred in connection with trademarks created by the Company are expensed, as are trademark renewal costs.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is valued at acquisition cost (purchase price plus incidental expenses, excluding acquisition costs), except for assets acquired before 31 December 1959, which are shown in the balance sheet at their value in use on that date.
Depreciation is calculated using the straight line or declining balance method, on the basis of the following expected useful lives:
• buildings: straight line method over 20 to 30 years;
• fixtures and fittings: straight line method over 10 years;
• office furniture and equipment: straight line or declining balance method over 4 to 10 years;
• computer equipment: declining balance method over 3 years;
• vehicles: straight line method over 4 years.

LONG-TERM INVESTMENTS

Investments in subsidiaries and affiliates are shown in the balance sheet at cost, excluding incidental acquisition expenses. Where the market value or share of equity held is lower than the acquisition cost of the investment, a provision for impairment of value is booked for the difference.
The value on the books is determined based on criteria such as the value of the share in the net assets or the earnings prospects of the relevant subsidiary. These criteria are weighted by the effects of owning these shares in terms of strategy or synergies, in respect of other investments in subsidiaries and affiliates.

RECEIVABLES

Receivables are recorded at face value. A provision for impairment of value is recorded where there is a risk of non-recovery.

PROVISIONS FOR FOREIGN INVESTMENTS

These relate to investments made in new foreign operations within the past 5 years, and are limited to the amount invested or the percentage interest in the subsidiary's operating losses. They are reversed when the subsidiary reports profits. Provisions for foreign investments are included in shareholders' equity.

TREASURY MANAGEMENT

Income and expense items expressed in foreign currencies are converted into euros at the hedged exchange rate. Payables, receivables, and cash and equivalents expressed in currencies outside the euro zone currencies are shown on the balance sheet at the hedged rate. In this case, differences arising from the reconversion of liabilities and receivables at the year-end exchange rate are recorded in the balance sheet under unrealised foreign exchange gains or losses. A provision for contingencies is established for unrealised foreign exchange losses. Premiums on foreign currency options are recorded as an expense on the maturity date.
Interest rate instruments are used in connection with the management of the Company's treasury investments. Gains and losses on interest rate differentials and premiums are recognised on an accrual basis.

CORPORATE INCOME TAX

The Company has opted for a group tax election, which took effect from 1 January 1988. Under the terms of an agreement between the parent company and the subsidiaries included in the group tax election, projected and actual tax savings and losses generated by the

group are recognised in the income statement in the year in which they arise. The tax charge borne by the subsidiaries is the charge they would have incurred if there had been no group tax election.

The main companies included in the group tax election are Hermès International, Avril-Morio & Patte, Castille Investissements, Compagnie des Arts de la Table, Compagnie des Cristalleries de Saint-Louis, Compagnie Hermès de Participations, Comptoir Nouveau de la Parfumerie, Établissements Marcel Gandit, Ganterie de Saint-Junien, Gordon-Choisy, Héraklion, Hermès Sellier, Holding Textile Hermès, Immauger, John Lobb, La Manufacture de Seloncourt, La Maroquinerie Nontronnaise, Maroquinerie de Belley, Maroquinerie des Ardennes, Maroquinerie de Sayat, Motsch George V, Nehel, SC Honossy, SCI Auger-Hoche, SCI Boissy Les Mûriers, SCI Boissy Nontron, Société d'Impression sur Étoffes du Grand-Lemps and Sport-Soie.

CHANGE IN ACCOUNTING METHOD

CRC Regulation No. 2004-06

This new regulation pertaining to assets has been applicable since 1 January 2005. Until 31 December 2004, filing and search costs incurred in connection with trademarks created by the Company were capitalised. In 2005, following application of the new regulation, Hermès International recognised these costs as an expense.

As of 1 January 2005, the retrospective application of this new regulation resulted in a reduction of 5,917,000 euros in the Company's shareholders' equity.

PENSION AND OTHER EMPLOYEE BENEFITS

For the basic pension and other defined-contribution plans, Hermès International recognises contributions to be paid as expenses when they are due and does not book any charges to provisions in this respect, as the Company has no obligations other than the contributions paid.

For defined-benefit plans, Hermès International's obligations are calculated each year by an independent actuary using the projected credit unit method. This calculation is based on actuarial assumptions and takes into account the employee's probable future length of service, future salary, life expectancy and staff turnover. The present value of the obligation is calculated by applying an appropriate discount rate. It is recognised on a basis pro-rated to employee years of service.

The actuarial assumptions are reviewed each year.

For 2005, the following actuarial assumptions were used:

– retirement age:	65
– increase in salaries:	3%
– discount rate:	4%
– expected rate of return on assets:	4.5%

Benefits are partly funded in advance by external funds (insurance companies).

The assets held in this way are measured at fair value. The expense recognised in the income statement is the sum of:

– the cost of services rendered, which constitutes the increase in obligations arising from the acquisition of one additional year of rights; and

– the interest cost, which reflects the increase in the present value of the obligations during the period.

Accrued actuarial gains and losses exceeding 10% of the obligation amount, gross of dedicated investments, or 10% of the market value of these investments at year end, will be amortised over the average residual duration of employment of the relevant employee ("corridor" method).

At 31 December 2005, the value of lump-sum retirement benefit obligations was 1,290,000 euros. The value of the pension fund was 884,000 euros. After applying the "corridor" method, actuarial losses unrecognised by Hermès International at 31 December 2005 amounted to 349,000 euros.

As at 31 December 2005, 62,000 euros for long-service awards had also been recognised.

NOTE 2 - FIXED ASSETS

in thousands of euros

	Gross value as at 1/1/2005	Increases	Decreases	Gross value as at 31/12/2005
Intangibles	10,375	699	6,237	[illegible]
Property plant and equipment	4,732	2,984	105	[illegible]
Long-term investments	423,358	120,807	125,859	[illegible]
TOTAL	**438,465**	**124,490**	**132,201**	430,754

1 - Intangibles
Most of the increases during the year were due to new software.
The reductions were due to the subtraction of registered trademarks from assets in accordance with the new accounting rules.

2 - Property, plant and equipment
Most of the increases during the year were due to work or improvements carried out on new premises and computer equipment purchases.

3 - Long-term investments
The main changes were the following:
3-1 The increase of 120,807,000 euros is broken down mainly into:
- 45,431,000 euros in subscriptions to capital increases for our subsidiaries;
- 72,495,000 euros for purchases of Hermès International shares;
- 2,881,000 euros for sundry loans.

3-2 The decrease of 125,859,000 euros is broken down mainly into:
- 98,714,000 euros from the cancellation of shares held in treasury;
- 17,779,000 euros resulting from mergers of Group companies;
- 3,149,000 euros for reimbursement of sundry loans.

The main investments made during the year were as follows:

	Investment (in thousands of euros)	% held after investment
Hermès Grèce	1,700	100.00%
La Manufacture de Seloncourt	1,946	100.00%
Leica Camera AG	8,424	36.18%
Maroquinerie de Belley	1,125	100.00%
Maroquinerie des Ardennes	10,487	100.00%
Maroquinerie de Sayat	4,964	100.00%
Saint-Honoré Chile	1,920	99.80%
SCI Boissy Bogny	9,249	100.00%
SCI Boissy Saint-Honoré	4,844	100.00%
SCI Les Jonquilles Soleil	821	100.00%

4 - Treasury stock
Included in Hermès International's long-term investments are 85,533 of the Company's own shares, valued at 13,634,000 euros. As at 31 December 2005, these shares had a potential value of 17,589,000 euros based on the average stock market price during the last month of the year (205.64 euros).

NOTE 3 - DEPRECIATION AND AMORTISATION

in thousands of euros

	As at 1/1/2005	Increases	Decreases	As at 31/12/2005
Intangibles	3,164	502	321	[illegible]
Property, plant and equipment	2,578	506	95	[illegible]

NOTE 4 - PROVISIONS

in thousands of euros

	As at 01/01/2005	Increases	Decreases		As at 31/12/2005
			Provisions used	Provisions unused	
Restricted provisions	**3,426**	**37**	**218**	–	3,245
Foreign investments	3,305	–	172	–	[illegible]
Accelerated depreciation	121	37	46	–	[illegible]
Provisions for contingencies and losses	**16,872**	**3,040**	**6,522**	**150**	13,240
Provisions for contingencies	3,209	481	2,330	150	[illegible]
Provisions for losses	13,663	2,559	4,192	–	[illegible]
Provisions for impairment	**154,721**	**10,938**	**23,283**	–	142.376
Provisions for impairment of intangibles	1,057	–	–	–	[illegible]
Provisions for impairment of long-term investments	152,699	10,864	23,250	–	[illegible]
Provisions for impairment of trade receivables	965	74	33	–	[illegible]
TOTAL	**175,019**	**14,015**	**30,023**	**150**	158.861

Provisions for contingencies

Amounts charged to and released from these provisions relate to provisions for currency losses and to provisions for risks arising on the Company's subsidiaries, in particular provisions booked in prior years, in accordance with accounting methods and rules, to cover the Company's share of negative net equity.

Provisions for losses

These are intended mainly to cover costs associated with lump-sum retirement benefits and with the top-up pension scheme for the Company's executives and senior managers. These sums are periodically paid over to pension funds.

Provisions for impairment of long-term investments

These relate mainly to Castille Investissement, Comptoir Nouveau de la Parfumerie, Holding Textile Hermès, John Lobb, Leica Camera AG and La Manufacture de Seloncourt.

NOTE 5 - MATURITIES OF RECEIVABLES AND LIABILITIES

in thousands of euros

	Gross value	Within 1 year	Between 1 and 5 years
Receivables			
Other long-term investments	[illegible]	23,654	60
Operating receivables	[illegible]	29,548	–
Miscellaneous receivables	[illegible]	222,621	–
TOTAL	275,883	**275,823**	**60**
Liabilities			
Borrowings	[illegible]	5,314	18,740
Operating liabilities	[illegible]	24,981	–
Miscellaneous liabilities	[illegible]	34,373	–
TOTAL	83,408	**64,668**	**18,740**

Other long-term investments include the value of Hermès International treasury shares for 13,634,000 euros. Miscellaneous receivables and liabilities mainly comprise financial current accounts with subsidiaries.

Borrowings mainly comprise funds held in trust for employees under the statutory profit-sharing scheme.

NOTE 6 - MARKETABLE SECURITIES

This line includes:

– Hermès International treasury stock acquired under employee stock option plans, in the amount of 5,313,000 euros for 42,000 shares. An impairment charge of 74,000 euros was recognised, reducing the net value to 5,239,000 euros;

– Hermès International treasury stock acquired under the terms of a liquidity contract, in the amount of 1,034,000 euros for 5,000 shares;

– mutual funds, recorded at their market value of 440,218,000 euros as at 31 December 2005;

– Negotiable debt securities of 27,000,000 euros, including 15,000,000 euros maturing in more than one year.

NOTE 7- ITEMS RELATED TO AFFILIATED COMPANIES

in thousands of euros

	Net value	Of which: affiliated companies
Balance sheet		
Long-term investments	277,993	237,987
Operating receivables	28,616	25,327
Miscellaneous receivables	222,621	222,504
Trade payables	7,620	1,429
Tax and employee-related liabilities	17,361	-
Accounts payable relating to fixed assets	1,849	91
Other liabilities	32,524	32,408
Income statement		
Income from investments	216,414	216,414
Other interest and related income	4,412	2,562

NOTE 8 - PREPAYMENTS

in thousands of euros

	Actif
Professional fees	381
Rents	119
Other items	71
TOTAL	**571**

NOTE 9 - OPERATING REVENUES

in thousands of euros

	2005	2004	2003
Sales of services	[illegible]	21,826	19,663
Royalties	[illegible]	21,287	20,712
TOTAL	47,191	**43,113**	**40,375**

Sales of services are amounts billed back to subsidiaries for advertising and public relations services, rent, staff provided on secondment, insurance and professional fees.

Royalties are calculated based on the revenue of the production subsidiaries.

NOTE 10 - EXCEPTIONAL ITEMS

in thousands of euros

	Charges	Income
Provisions for foreign investment	–	172
Disposals of property, plant and equipment and long-term investments	18,027	18,733
Provisions for accelerated depreciation	37	46
TOTAL	**18,064**	**18,951**

NOTE 11 - SHARE CAPITAL

On 1 January 2005, the share capital amounted to 56,575,073.16 euros, made up of 36,977,172 shares with a par value of 1.53 euros each.

The share capital was increased by 51,525 shares with a par value of 1.53 euros each, or a total of 78,833.25 euros, by employees subscribing for shares under the stock option plan. A breakdown of these transactions is provided on page 220.

Under Hermès International's share buyback programme, during the year, decisions were made to reduce the share capital by cancelling 694,843 shares with a par value of 1.53 euros, or a total of 1,063,109.79 euros.

The share capital as at 31 December 2005 therefore amounted to 55,590,796.62 euros, consisting of 36,333,854 shares with a par value of 1.53 euros each.

Share premium, which amounted to 31,893,846.09 euros as at 1 January 2005, increased by 3,724,773.10 euros. As at 31 December 2005, share premium amounted to 35,618,619.19 euros.

The changes in share capital were as follows:

in thousands of euros

	Share capital	Share premium	Reserves and retained earnings	Net income for the year	Restricted provisions	Total
Balance at 31 December 2004 before appropriation of net income	**56,575**	**32,607**	**567,069**	**213,566**	**3,426**	**873,243**
Appropriation of 2004 net income	–	–	139,534	(139,534)	–	–
Dividend paid for 2004	–	–	–	(74,032)	–	(74,032)
Subscription to capital increase	79	3,725	–	–	–	3,804
Net income for 2005	–	–	–	223,153	–	223,153
Cancellation of shares	(1,063)	–	(97,652)	–	–	(98,715)
Other changes over the period	–	–	(5,917)	–	(181)	(6,098)
Balance at 31 December 2005 before appropriation of net income	**55,591**	**36,332**	**603,034**	**223,153**	**3,245**	**921,355**

NOTE 12 - CORPORATE INCOME TAX

in thousands of euros

	Net income before tax	Tax*			Net income
		Tax (parent company only)	Tax arising from group tax election	Tax (payable)/ receivable	
Before exceptional items	214,684	4,770	3,844	8,614	223,298
Exceptional items	887	(232)	333	101	988
Employee profit-sharing	(1,651)	518	–	518	(1,133)
TOTAL	**213,920**	**5,056**	**4,177**	**9,233**	**223,153**

* The corporate income tax charge takes into account the additional tax contributions of 1.5% and 3.30% payable in France

The corporate income tax for Hermès International includes applicable exemptions under the terms of the parent-daughter regime for income from profit-sharing. The tax credit takes into account the effect of the group tax election arising from tax losses for certain subsidiaries and from offsetting the share of fees and expenses on income from profit-sharing.

NOTE 13 - EXPOSURE TO MARKET RISKS AND FINANCIAL COMMITMENTS

a - Foreign exchange risks

The Group is exposed to foreign exchange risks on sales recorded in foreign currencies. These risks are generally hedged in full, based on highly probable future cash flows, using forward currency sales or options that are eligible for hedge accounting. The Company's currency positions as at 31 December 2005 are shown below:

in thousands of euros

Currency	Payables and receivables as at 31/12/2005	2006 projected	Net position before cover	Off-balance sheet position	Net position after cover	Cover ratio	1% sensitivity
AUD	14	(2)	12	5	17	-42%	-
CAD	(17)	(58)	(75)	65	(10)	87%	-
CHF	1,121	2,918	4,039	(3,947)	92	98%	(1)
CZK	6	3	9	(1)	8	11%	-
GBP	1,234	(32)	1,202	(1,519)	(317)	126%	3
HKD	58	352	410	(413)	(3)	101%	-
JPY	73,895	549	74,444	(74,194)	250	100%	(2)
MXN	5	3	8	-	8	-	-
SGD	165	90	255	(79)	176	31%	(2)
THB	31	9	40	(12)	28	30%	-
USD	502	(436)	66	426	492	-645%	(5)
Total	**77,014**	**3,396**	**80,410**	**(79,669)**	**741**	**99%**	**(7)**

A breakdown of currency contracts is provided below.

in thousands of euros

Contract type	Nominal amount of off-balance sheet position (gross)[1]	Nominal amount of off-balance sheet position (net)[2]	Market value of contract[3] Cash flow hedge	Fair value hedge	Unallocated	Total
Options purchased						
HKD put	18,803	18,803	238	–	–	238
JPY put	96,711	96,711	2,970	8	–	2,978
JPY call	(6,479)	–	–	–	53	53
SGD put	60,628	55,533	283	(41)	39	281
USD put	65,822	65,822	788	(26)	–	762
USD call	(2,289)	–	–	–	48	48
	233,196	**236,869**	**4,279**	**(59)**	**140**	**4,360**
Forward currency contracts[4]						
HKD	(18,451)	(18,451)	805	–	–	805
JPY	(95,921)	(95,921)	(930)	–	–	(930)
SGD	(55,428)	(55,428)	2,493	899	–	3,392
USD	(66,347)	(66,347)	2,000	564	–	2,564
Other	3,844	2,845	30	–	(3)	27
	(232,303)	**(233,302)**	**4,398**	**1,463**	**(3)**	**5,858**
Treasury swaps[4]						
HKD	60	60	–	(1)	–	(1)
JPY	73,404	73,404	–	(316)	–	(316)
SGD	(26)	(26)	–	–	–	0
USD	99	99	–	(2)	–	(2)
Other	2,565	2,565	–	(1)	–	(1)
	76,102	**76,102**	**–**	**(320)**	**–**	**(320)**
Options sold						
USD call	7,841	–	–	–	(429)	(429)
	7,841	**–**	**–**	**–**	**(429)**	**(429)**
Total	**84,836**	**79,669**	**8,677**	**1,084**	**(292)**	**9,469**

1. Nominal amount of all off-balance sheet instruments.
2. Nominal amount of derivatives allocated to hedge foreign exchange risks.
3. Gain/(Loss).
4. Sold/(Purchased).

As these hedging contracts are negotiated over the counter exclusively with leading banks, the Group is not exposed to any counterparty risk.

b - Other commitments given

in thousands of euros

	Gross commitments given	Residual commitments given	Commitments received
Bank guarantees given*	94,400	46,680	1,912
Repurchase of securities	638	–	12,761
Unrecognised actuarial losses on pension benefits	349	–	–

* Material guarantees given by the Group attract fees at a rate in line with charges ordinarily applied by banks. The residual commitment on guarantees corresponds to the gross amount less repayments made to date against the underlying loans.

The amount of the subsidiaries' tax losses that Hermès International is liable for refunding to its subsidiaries stood at 31,859,000 euros as at 31 December 2005.

NOTE 14 - INCREASES OR DECREASES IN FUTURE TAX LIABILITY

in thousands of euros

	As at 1 January		Change		As at 31 December	
	Asset	**Liability**	**Asset**	**Liability**	**Asset**	**Liability**
Actual or potential differences						
Restricted provisions	–	1,196	122	–	–	1,074
Other temporarily non-deductible charges	7,488	–	1,483	3,352	5,619	–
Long-term capital losses	75	–	–	29	46	–
Total	**7,563**	**1,196**	**1,605**	**3,381**	**5,665**	**1,074**

The figures take into account the social contribution of 3.30%, which is added to the corporate income tax at the normal rate and at the reduced rate.

NOTE 15 - EMPLOYEES

The Company had 197 employees as at 31 December 2005, made up of 166 executive/managerial staff and 31 support staff, including employees covered by fixed-term contracts for a term of more than six months.

NOTE 16 - STATUTORY RETIREMENT BENEFIT COMMITMENTS

Amounts due in respect of statutory retirement benefit commitments have been paid over to an insurance company since 2000. Payments made by the Company for 2005 amounted to 192,000 euros.

List of Equity Investments as at 31 December 2005

INVESTMENTS IN SUBSIDIARIES AND AFFILIATES AND OTHER LONG-TERM INVESTMENTS

in thousands of euros

	Number of shares	Net value
Carrying value of more than 100,000 euros		
Avril-Morio & Patte	96,929	410
Castille Investissements	9,130,544	4,997
Compagnie Hermès de Participations	4,200,000	33,623
Comptoir Nouveau de la Parfumerie	753,492	17,037
ERM Warenhandels GmbH	1	1,263
Financière Saint-Honoré	3,000	1,694
Ganterie de Saint-Junien	14,000	457
G.C. Real Estate	58,500	942
Gordon-Choisy	95,675	1,663
Héraklion	280,500	1,129
Herlee	43,500,000	3,110
Hermès Argentina	37,747	1,062
Hermès Australia	2,000,000	1,802
Hermès Benelux	57,974	3,164
Hermès Canada	1,000	1,501
Hermès de Paris (Mexico)	5,850,621	1,134
Hermès GmbH	1	7,218
Hermès Greater China	314,999,999	43,305
Hermès Grèce	566,666	1,571
Hermès Holding GB	7,359,655	10,535
Hermès Holdings US	114,180	10,903
Hermès Iberica	36,524	2,952
Hermès International Portugal	799,200	108
Hermès Italie	412,200	13,196
Hermès Japon	4,400	13,727
Hermès Monte-Carlo	13,198	201
Hermès Prague	38,000	763
Hermès Sellier	310,278	4,788
Hermès South East Asia	1,000,000	2,201
Holding Textile Hermès	767,756	5,969
Immauger	1,375	2,096
Leica Camera AG	5,427,678	7,407
Leica Camera AG (convertible bonds)	144,477	14,447
La Manufacture de Seloncourt	2,398,536	3,778
La Maroquinerie Nontronnaise	5,000	167
Maroquinerie de Belley	147,172	2,086
Maroquinerie des Ardennes	284,063	10,527
Maroquinerie de Sayat	45,649	5,118
Saint-Honoré Chile	4,200,000	1,376
SC Honossy	210,099	3,203
SCI Auger-Hoche	4,569,400	6,966
SCI Boissy Les Mûriers	8,699	1,326
SCI Boissy Nontron	99,999	1,000
SCI Les Capucines	24,000	366
Soficuir International	115,141	2,746
Carrying value of less than 100,000 euros		**580**
TOTAL		**255,714**

MARKETABLE SECURITIES

in thousands of euros

Negotiable debt securities	33,347
Mutual funds	440,218
Total gross value	**473,565**
Impairment	(74)
Total net value	**473,491**

List of Subsidiaries and Affiliates

COMPANIES OR GROUPS OF COMPANIES

A - Detailed information on investments in subsidiaries and affiliates with a gross carrying value exceeding 1% of the share capital of Hermès International)

1. SUBSIDIARIES (AT LEAST 50% OF THE SHARE CAPITAL HELD BY THE COMPANY)	
Avril-Morio & Patte	12-14, rue Auger, 93500 Pantin (France)
Castille Investissements	24, rue du Faubourg-Saint-Honoré, 75008 Paris
Compagnie Hermès de Participations	23, rue Boissy-d'Anglas, 75008 Paris
Comptoir Nouveau de la Parfumerie	23, rue Boissy-d'Anglas, 75008 Paris
ERM Warenhandels GmbH	Seilergasse 16, 1010 Vienna (Austria)
Financière Saint-Honoré	9, avenue Eugène-Pittard, 1211 Geneva 25 (Switzerland)
G.C. Real Estate	25, rue Boissy-d'Anglas, 75008 Paris
Gordon-Choisy	17, boulevard Jules-Ferry, 75011 Paris
Héraklion	23, rue Boissy-d'Anglas, 75008 Paris
Herlee	25/F Chinachem Leighton Plaza, 29 Leighton Rd, Causeway Bay, Hong Kong
Hermès Argentina	Avenida Alvear 1981, 1129 Buenos Aires (Argentina)
Hermès Australia	Level 11, Skygarden, 70 Castlereagh Street, Sydney NSW 2000 (Australia)
Hermès Benelux	50 boulevard de Waterloo, 1000 Brussels (Belgium)
Hermès Canada	79 Wellington Street West, Suite 3000, Toronto Ontario M5K 1N2 (Canada)
Hermès de Paris (Mexico)	Avenida Presidente Mazaryk 422, local « A », Col Polanco, 11560 Mexico D.F. (Mexico)
Hermès GmbH	Marstallstrasse 8, 80539 Munich (Germany)
Hermès Greater China	25/F Chinachem Leighton Plaza, 29 Leighton Road Causeway Bay (Hong Kong)
Hermès Grèce	Rue Stadiou 4 & Rue Voukourestiou 1, 105 64 Athens (Greece)
Hermès Holding GB	1 Bruton Street, London W1J 6TL (United Kingdom)
Hermès Holdings US	1105 North Market Street, Suite 1300, Wilmington, Delaware 19801 (USA)
Hermès Iberica	Jose Ortega y Gasset 12, 28006 Madrid (Spain)
Hermès International Portugal	Largo do Chiado 9, 1200-108 Lisbon (Portugal)
Hermès Italie	Via Serbelloni 1, 20122 Milan (Italy)
Hermès Japon	4-3, Ginza 5-Chome Chuo-Ku, Tokyo 104-0061 (Japan)
Hermès Prague	Parizska, 12/120, 11000 Prague (Czech Republic)
Hermès Sellier	24, rue du Faubourg-Saint-Honoré, 75008 Paris
Hermès South East Asia	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)
Holding Textile Hermès	16, chemin des Mûriers, 69310 Pierre-Bénite (France)
Immauger	23, rue Boissy-d'Anglas, 75008 Paris
John Lobb	23, rue Boissy-d'Anglas, 75008 Paris
La Manufacture de Seloncourt	18, rue de la Côte, 25230 Seloncourt (France)
Maroquinerie de Belley	23, rue Boissy-d'Anglas, 75008 Paris
Maroquinerie des Ardennes	23, rue Boissy-d'Anglas, 75008 Paris
Maroquinerie de Sayat	12-16, rue Auger, 93500 Pantin (France)
Saint-Honoré Chile	Avenida Alonso de Córdova 2526, Comuna de Vitacura, Santiago de Chile (Chile)
SC Honossy	23, rue Boissy-d'Anglas, 75008 Paris
SCI Auger-Hoche	12-22, rue Auger, 93500 Pantin (France)
SCI Boissy Les Mûriers	23, rue Boissy-d'Anglas, 75008 Paris
SCI Boissy Nontron	23, rue Boissy-d'Anglas, 75008 Paris

2. AFFILIATES (10% TO 50% OF THE SHARE CAPITAL HELD BY THE COMPANY)	
Leica Camera AG *	Oskar-Barnack Strasse 11, D-35606 Solms (Germany)
Soficuir International	22-24, avenue Hoche, 75008 Paris

B - Aggregate information on other subsidiaries and affiliates

1. SUBSIDIARIES (not included in A)
- France (aggregate)
- Other countries (aggregate)

2. AFFILIATES (not included in A)
- France (aggregate)
- Other countries (aggregate)

TOTAL

* Most recent published financial information: 12 months from 1 April 2004 to 31 March 2005.

	Share capital ['000]	Shareholders' equity ['000]	Percentage of capital held [%]	Gross carrying value of shares held [€ '000]	Net carrying value of shares held [€ '000]	Outstanding loans/advances granted by parent company [€ '000]	Guarantees given by parent company [€ '000]	Sales for the year [€ '000]	Net income/ (loss) for the year [€ '000]	Dividends received during year [€ '000]
	EUR 679	EUR 410	100.00%	2,597	410	-	-	2,165	(157)	-
	EUR 9,131	EUR 4,997	99.99%	69,303	4,997	-	-	-	3,707	-
	EUR 42,000	EUR 33,623	100.00%	42,013	33,623	-	-	-	(783)	-
	EUR 9,072	EUR 17,094	99.67%	27,146	17,037	-	-	64,052	4,536	-
	EUR 35	EUR 132	100.00%	1,263	1,263	-	-	220	29	-
	CHF 3,000	CHF 14,724	100.00%	1,694	1,694	-	-	-	35,101	34,705
	EUR 877	EUR 1,200	100.00%	942	942	-	-	-	338	-
	EUR 1,531	EUR 5,918	100.00%	1,663	1,663	-	-	15,570	1,105	-
	EUR 1,262	EUR 1,129	100.00%	4,276	1,129	-	-	-	5	-
	HKD 65,000	HKD 42,610	66.92%	4,511	3,111	-	-	9,313	173	-
	ARS 3,974	ARS 4,006	94.99%	3,760	1,062	-	-	1,839	134	-
	AUD 2,000	AUD 7,750	100.00%	1,802	1,802	-	-	8,370	349	-
	EUR 2,665	EUR 4,107	99.99%	3,164	3,164	-	-	11,601	522	-
	CAD 2,000	CAD 5,627	100.00%	1,501	1,501	-	-	8,651	941	-
	MXN 11,472	MXN 40,887	51.00%	1,134	1,134	-	-	4,330	539	-
	EUR 7,200	EUR 14,259	100.00%	7,218	7,218	7,000	-	38,483	1,065	-
	HKD 315,000	HKD 401,278	99.99%	43,483	43,305	-	-	39,435	9,627	13,255
	EUR 1,700	EUR 1,671	99.99%	1,700	1,671	-	-	1,082	(29)	-
	GBP 7,360	GBP 7,656	100.00%	10,535	10,535	-	1,988	-	60	-
	USD 11,418	USD 86,098	100.00%	10,903	10,903	-	2,970	166,162	12,435	-
	EUR 2,228	EUR 5,893	99.99%	2,952	2,952	-	-	17,100	996	-
	EUR 1,000	EUR 509	99.90%	999	108	400	-	1,865	37	-
	EUR 7,786	EUR 19,416	90.00%	13,196	13,196	-	-	54,640	3,616	-
	JPY 220,000	JPY 17,103,756	100.00%	13,727	13,727	-	86,393	395,876	56,651	56,103
	CZK 8,018	CZK 22,241	100.00%	1,090	763	-	-	1,496	153	-
	EUR 4,976	EUR 148,437	99.77%	4,788	4,788	-	-	681,314	113,683	107,046
	SGD 1,000	SGD 92,686	100.00%	2,201	2,201	-	-	111,012	24,409	5,059
	EUR 5,758	EUR 5,969	100.00%	12,652	5,969	-	-	7,429	1,906	-
	EUR 2,269	EUR 2,414	92.34%	2,096	2,096	-	-	-	64	-
	EUR 1,200	EUR (77)	99.99%	6,196	-	-	-	3,595	(387)	-
	EUR 2,399	EUR 3,778	100.00%	11,143	3,778	-	-	5,948	97	-
	EUR 1,766	EUR 2,086	100.00%	4,165	2,086	-	-	3,731	162	-
	EUR 4,545	EUR 10,733	100.00%	10,527	10,527	-	-	4,561	(149)	-
	EUR 730	EUR 6,187	100.00%	5,118	5,118	-	-	3,712	(494)	-
	CLP 2,660,581	CLP 859,919	99.80%	4,234	1,376	-	-	827	255	-
	EUR 3,151	EUR 3,493	99.99%	3,203	3,203	-	-	-	(97)	-
	EUR 6,946	EUR 8,391	99.99%	6,966	6,966	-	-	-	682	-
	EUR 1,322	EUR 1,682	99.99%	1,326	1,326	-	-	-	120	-
	EUR 1,000	EUR 1,003	99.99%	1,000	1,000	-	-	-	(2)	-
	EUR 11,504	EUR 2,483	36.18%	40,589	21,855	-	-	93,716	(19,768)	-
	EUR 3,539	EUR 26,858	49.60%	2,746	2,746	-	-	-	3,845	230
				1,883	1,686	-	-	-	-	-
				127	2	-	-	-	-	-
				92	81	80	-	-	-	16
				968	-	1,644	-	-	-	-
				394,592	**255,714**	**9,124**	**91,351**	-	-	**216,414**

ANNUAL INFORMATION DOCUMENT

This document has been prepared in accordance with the provisions of Article L.451-1-1 of the Code Monétaire et Financier and of Article 221-1-1 of the Autorité des Marchés Financiers (AMF) General Regulations pertaining to information published or made available to the public between 24 May 2005 and 24 May 2006

I. AMF publications

All announcements and filings are available on the AMF website at www.amf-france.org and/or on the company website at www.hermes-international.com

Reference document

27 April 2006	2005 Reference document

Business activity and earnings

09 August 2005	Sales as at 30 June 2005
15 September 2005	1st Half 2005 results
09 November 2005	Sales as at 30 September 2005
08 February 2006	2005 full-year sales
23 March 2006	2005 full-year results
11 May 2006	1st Quarter 2006 sales

Treasury stock

24 May 2005	Declaration of treasury shares repurchased
13 June 2005	Declaration of treasury shares purchased and sold
04 July 2005	Declaration of treasury shares repurchased
11 July 2005	Declaration of treasury shares purchased and sold
16 August 2005	Declaration of treasury shares purchased and sold
17 August 2005	Declaration of treasury shares repurchased
24 August 2005	Declaration of treasury shares repurchased
31 August 2005	Declaration of treasury shares repurchased
12 September 2005	Declaration of treasury shares purchased and sold
24 October 2005	Declaration of treasury shares purchased and sold
28 November 2005	Declaration of treasury shares purchased and sold
12 December 2005	Declaration of treasury shares purchased and sold
16 January 2006	Declaration of treasury shares purchased and sold
13 February 2006	Declaration of treasury shares purchased and sold
13 February 2006	Declaration of treasury shares repurchased
20 February 2006	Declaration of treasury shares repurchased
27 February 2006	Declaration of treasury shares repurchased
02 March 2006	Declaration of treasury shares repurchased
08 March 2006	Declaration of treasury shares repurchased
13 March 2006	Declaration of treasury shares purchased and sold
29 March 2006	Declaration of treasury shares repurchased
05 April 2006	Declaration of treasury shares repurchased

11 April 2006	Declaration of treasury shares repurchased
18 April 2006	Declaration of treasury shares repurchased
18 April 2006	Declaration of treasury shares purchased and solds
24 April 2006	Declaration of treasury shares repurchased
27 April 2006	Declaration of treasury shares repurchased
22 May 2006	Declaration of treasury shares repurchased

Other

08 June 2005	Liquidity contract
28 July 2005	Half yearly situation of the liquidity contract as at 30 June 2005
16 December 2005	Amendment to the liquidity contract
23 January 2006	Half yearly situation of the liquidity contract as at 30 December 2005
05 May 2006	Dutreil collective undertaking as at 1 February 2006

II. BALO publications

All announcements and filings are available online at:
http://balo.journal-officiel.gouv.fr/

Business Activity and Results

29 June 2005	Approval of the 2004 financial statements at the General Meeting of 2 June 2005 without modification
05 August 2005	Publication of sales to 30 June 2005
26 October 2005	Publication of 2005 consolidated half-year financial statements (business activity and earnings tables)
09 November 2005	Publication of sales to 30 September 2005
15 February 2006	Publication of 2005 full-year sales
26 April 2006	Publication of 2005 full-year consolidated financial statements (business activity and earnings tables)
28 April 2006	Publication of the proposed appropriation of 2005 full-year earnings and auditors' reports
12 May 2006	Publication of Q1 2006 parent-company and consolidated sales

Voting rights

10 June 2005	Publication of number of voting rights as at 02 June 2005
13 February 2006	Publication of number of voting rights as at 31 January 2006
13 March 2006	Publication of number of voting rights as at 28 February 2006
14 April 2006	Publication of number of voting rights as at 31 March 2006
15 May 2006	Publication of number of voting rights as at 30 April 2006

Notices of meeting

01 June 2005	Amendment of notice of meeting of 18 April 2005
28 April 2006	Notice convening shareholders to the General Meeting of 06 June 2006

III. Announcements in the journal of legal notices: Les Affiches Parisiennes

All notices can be obtained by writing to the following address: 144, rue de Rivoli - 75038 Paris Cedex 01.

22 June 2005	Notice of the change in deputy auditors at the Combined General Meeting of 2 June 2005.
12 August 2005	Notice of the appointments of Mrs Agnes Harth, Miss Julie Guerrand, Mr Frederic Dumas, Mr Renaud Mommeja, Mr Jean-Claude Rouzaud and Mr Eric de Seynes, to the Supervisory Board at the General Meeting of 2 June 2005, and of the expiration of Mrs Isaline Mommeja's and Mr Thierry Dumas' terms as members of the Supervisory Board as from 2 June 2005. Notice of the executive decision of 18 July 2005 regarding the capital increase.
30 September 2005	Notice of the executive decision of 7 September 2005 regarding the capital reduction and the expiration of Mr Andre Lacour's term as a member of the Supervisory Board.
25 January 2006	Notice of the executive decision of 9 January 2006 regarding a capital increase and a capital reduction.
14 April 2006	Notice of the resignation of Mr Jean-Louis Dumas as Executive Chairman and Active Partner and the appointment of a new co-Executive Chairman, Emile Hermès SARL.
21 April 2006	Notice of the executive decision of 3 April 2006 regarding a capital increase.
15 May 2006	Notice convening shareholders to the General Meeting of 06 June 2006.

IV. Filings with the Commercial Court of Paris

The acts and documents filed can be viewed or obtained online at : www.infogreffe.fr

22 June 2005	Filing of the extracts from the minutes of the General Meeting held on 2 June 2005 pertaining to changes in the Articles of Association. Filing of the Articles of Association as updated on 2 June 2005.
28 June 2005	Filing of an extracts from the minutes of the General Meeting held on 2 June 2005 pertaining to the change in the deputy auditor.
20 July 2005	Filing of the minutes recording the executive decision of 15 May 2005 regarding the capital reduction with effect from 3 June 2005. Filing of the Articles of Association as updated on 3 June 2005.
26 August 2005	Filing of the extracts from the minutes of the Supervisory Board meeting held on 2 June 2005 pertaining to the renewal of the chairman's term and the change in vice-chairmen of the Supervisory Board.

	Filing of the extracts from the minutes of the Supervisory Board meeting held on 2 June 2005 pertaining to the renewal of the terms of Supervisory Board members and the appointment of new members.
	Filing of the minutes recording the executive decision of 18 July 2005 pertaining to a capital increase.
	Filing of the Articles of Association as updated on 18 July 2005.
	Filing of a banking certificate of attestation of 17 August 2005 pertaining to the change in capital.
	Filing of the minutes recording the executive decision of 7 September
11 October 2005	2005 pertaining to a capital reduction.
	Filing of the Articles of Association as updated on 7 September 2005.
	Filing of the minutes recording the executive decision of 9 January 2006 pertaining to a capital increase and a capital reduction.
03 February 2006	Filing of the Articles of Association as updated on 9 January 2006.
	Filing of a banking certificate of attestation of 19 January 2006 pertaining to the change in capital.
	Filing of an extracts from the minutes of the Supervisory Board meeting of 25 January 2006 pertaining to the change of Executive
21 April 2006	Chairman.
	Filing of the minutes recording decisions by the Active Partner of 14 February 2006 pertaining to the change in Executive Chairman.
	Filing of the minutes recording the executive decision of 3 April 2006
03 May 2006	pertaining to a capital increase.
	Filing of the Articles of Association as updated on 3 April 2006.

HERMES INTERNATIONAL
Société en Commandite par Actions au capital de 54 506 155,14 € euros,
immatriculée sous le n° 572 076 396 RCS PARIS
dont le siège social est fixé au 24, rue du Faubourg Saint-Honoré 75008 PARIS

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the Commercial law and article 222-12-5 of the general rules of the Autorité des Marchés Financiers

Date	Total number of shares	Total number of voting rights
November 30th, 2006	106 810 314	173 344 858
December 31, 2006	106 874 814	173 339 660

HERMÈS
INTERNATIONAL

Circular on Share Buyback Programme Authorised by the Annual General Meeting of Shareholders of 6 June 2006

This circular has been drawn up in accordance with Articles 241-1 to 241-6 of the Internal Regulations of the Autorité des Marchés Financiers. It also includes the information contained in the special report on share buyback transactions that have been implemented within our Company and carried out in accordance with Article L. 225-209, paragraph 2 of the Code de Commerce.

Pursuant to Article L 621-8 of the Code Monétaire et Financier and in accordance with the provisions of Articles 241-1 to 241-6 of the Internal Regulations of the Autorité des Marchés Financiers, the purpose of this circular is to describe the purposes and terms and conditions of Hermès International's share buyback programme.

OVERVIEW OF THE MAIN FEATURES OF THE SHARE BUYBACK PROGRAMME

- Issuer: Hermès International SCA
- Securities: Hermès International ordinary shares
- ISIN code: FR0000052292
- Maximum percentage of share capital that may be bought back as authorised by the Annual General Meeting of 6 June 2006: 10%
- Maximum purchase price: 360 euros, or 120 euros after the adjustment approved by the Executive Management on 12 June, following the 3-for-one stock split
- Purposes of the share buyback programme in descending order of priority:
  - ensuring that liquidity is provided for the shares on the equity market by an investment services provider under a contract that complies with the AFEI (French Association for Investment Firms) Code of Conduct recognised by the AMF;
  - cancelling the shares purchased;
  - retaining the shares, in order subsequently to transfer the shares in payment or in exchange for a takeover bid initiated by the Company;
  - allotting the shares to authorised corporate or executive officers or employees of the Company or an affiliated company, by granting options to purchase the Company's shares in accordance with Articles L 225-179 *et seq.* of the Code de Commerce, or by granting bonus shares in accordance with Articles L 225-197-1 *et seq.* of the Code de Commerce or as part of the Company's employee profit sharing schemes or of a Company share ownership or savings plan;
  - delivering the Company's shares for the exercise of rights attached to securities entitling the holders to the allotment of shares in the Company, either by conversion, exercise, redemption or exchange, in accordance with stock market regulations.
- Duration of programme: Until the Annual General Meeting called to approve the financial statements for 2006 but no longer than 18 months as from 6 June 2006, i.e. until 5 December 2007 at the latest.

A - SHARES HELD BY THE COMPANY AND RESULTS OF PREVIOUS SHARE BUYBACK PROGRAMME

1 / Number of shares held at 31 May 2006

At 31 May 2006, the Company held 738,623 shares purchased under the terms of its previous share buyback programmes; the most recent such programme was authorised by the Combined General Meeting of 2 June 2005 and was certified by the Autorité des Marchés Financiers on 13 May 2005 (Certificate No. 05-385).

Percentage of share capital held directly and indirectly	2.04%
Number of shares cancelled during past 24 months	780,376
Number of shares held in treasury at 31 May 2006	738,623
Allocation of shares held as of 31 May 2006:	
- ensuring the liquidity of the shares	33,300
- cancellation of shares	663,323
- stock option plans	42,000
Carrying value of portfolio	147,665,645
Market value of portfolio	142,628,101

2 / Transactions completed from 1 May 2005 until 31 May 2006 (outside liquidity contract):

	Total gross purchases and sales		Positions open as of the date of publication of the circular					
	Bought	Sold	Open buy positions			Open sell positions		
Number of shares	922,537	-	Calls bought	Puts sold	Forward purchases	Calls sold	Puts bought	Forward sales
Average maximum maturity			-	-	-	-	-	-
Average transaction price (€)	€191.90	-						
Average strike price	-	-	-	-	-	-	-	-
Amount (€)	177,032,300	-						

3 / Transactions completed from 1 May 2005 to 31 May 2006 under liquidity contract:

On 9 June 2005, Hermès International signed a liquidity contract with Oddo Corporate Finance.

The initial funds, provided in cash, amounted to €5m. They were increased to €10m on 16 December 2005, also in cash.

	Total gross purchases and sales		Positions open as of the date of filing of the circular					
	Bought	Sold	Open buy positions			Open sell positions		
Number of shares	263,333	230,033	Calls bought	Puts sold	Forward purchases	Calls sold	Puts bought	Forward sales
Average maximum maturity			-	-	-	-	-	-
Average transaction price (€)	€192.76	€192.50						
Average strike price	-	-	-	-	-	-	-	-
Amount (€)	50,761,154	44,281,761						

B – PURPOSE OF SHARE BUYBACK PROGRAMME AND USE OF SHARES BOUGHT

Hermès International wishes to retain the possibility of buying back its own shares up to a maximum of 10% of its share capital for the following purposes, in decreasing order of priority:

- ensuring that liquidity is provided for the shares on the equity market by an investment services provider under a contract that complies with the AFEI Code of Conduct recognised by the AMF;
- cancelling the shares purchased;
- retaining the shares, in order subsequently to transfer the shares in payment or in exchange for a takeover bid initiated by the Company;
- allotting the shares to authorised corporate or executive officers or employees of the Company or an affiliated company, by granting options to purchase the Company's shares in accordance with Articles L 225-179 *et seq.* of the Code de Commerce, or by granting bonus shares in accordance with Articles L 225-197-1 *et seq.* of the Code de Commerce or as part of the Company's employee profit sharing schemes or of a Company share ownership or savings plan;
- delivering the Company's shares for the exercise of rights attached to securities entitling the holders to the allotment of shares in the Company, either by conversion, exercise, redemption or exchange, in accordance with stock market regulations.

C – TERMS AND CONDITIONS OF PROGRAMME

1. Maximum percentage of share capital bought and maximum amount payable by Hermès International

The maximum percentage of the share capital that Hermès International proposes to acquire is 10% of the Company's share capital as of the date on which the purchases are completed, up to a maximum of 700 million euros. The Company undertakes at all times to observe the ceiling of 10% of its share capital, including shares held in treasury, in accordance with the provisions of Article L.225-210 of the Code de Commerce.

The amount of available reserves on the liabilities side of the balance sheet at the closing date of the most recent certified annual financial statements was 742 million euros. In view of the amount of such reserves, the ceiling that the Company has set (700 million euros), and the shares already held in treasury (738,623 shares as of 31 May 2006 amounting to 147.7 million euros or 2.04% of the share capital), the Company may commit 552.3 million euros, and the maximum number of shares that it may at this time buy pursuant to this authorisation amounts to 1,534,166 shares (4.23% of the share capital), based on the maximum purchase price of 360 euros, before the stock split, appearing in the resolution approved by the Combined General Meeting of shareholders.

The Company reserves the right to buy back fewer shares than the number indicated above, as a function of market conditions.

2. Terms and conditions of share buybacks

The entire programme (10% of Hermès International's share capital as defined above) may be in the form of block purchases.

Hermès International may also use any kind of derivative instruments, except for sales of puts. Hermès International will ascertain that such options transactions do not increase the volatility of its shares.

The share buyback programme may be used, including during a public cash or share offer, within the limits authorised by stock market regulations.

3. Duration and timetable of share buyback programme

Purchases by Hermès International of its own shares under the terms of this programme may be carried out over a period ending on the date of the Annual General Meeting called to vote on the financial statements for 2006 but shall not exceed a maximum of 18 months from 6 June 2006, i.e. up to 5 December 2007 at the latest.

The shares purchased under the programme may be cancelled, up to a maximum of 10% of the share capital per twenty-four month period, in accordance with the provisions of Article L.225-209 of the Code du Commerce.

4. Financing of share buyback programme

The purchase of the securities will be financed from cash flow and by debt for any amounts exceeding cash flow.
At 31 December 2005, shareholders' equity (Group's share) amounted to 1,389 million euros, and net cash amounted to 543 million euros.

Persons responsible for the circular

To the best of my knowledge, the information provided in this document is true and accurate; it contains all the facts required for investors to make an assessment on Hermès International's share buyback programme; and it contains no omissions liable to impair their significance.

Patrick Thomas
Executive Chairman

HERMES INTERNATIONAL
Société en Commandite par Actions au capital de 54 506 155,14 € euros,
immatriculée sous le n° 572 076 396 RCS PARIS
dont le siège social est fixé au 24, rue du Faubourg Saint-Honoré 75008 PARIS

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the Commercial law and article 222-12-5 of the general rules of the Autorité des Marchés Financiers

Date	Total number of shares	Total number of voting rights
November 30th, 2006	106 810 314	173 344 858
December 31, 2006	106 874 814	173 339 660

HERMES INTERNATIONAL
Société en Commandite par Actions au capital de 54 506 155,14 € euros,
immatriculée sous le n° 572 076 396 RCS PARIS
dont le siège social est fixé au 24, rue du Faubourg Saint-Honoré 75008 PARIS

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the Commercial law and article 222-12-5 of the general rules of the Autorité des Marchés Financiers

Date	Total number of shares	Total number of voting rights
November 30th, 2006	106 810 314	173 344 858
December 31, 2006	106 874 814	173 339 660

HERMES INTERNATIONAL
Société en Commandite par Actions au capital de 54 506 155,14 € euros,
immatriculée sous le n° 572 076 396 RCS PARIS
dont le siège social est fixé au 24, rue du Faubourg Saint-Honoré 75008 PARIS

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the Commercial law and article 222-12-5 of the general rules of the Autorité des Marchés Financiers

Date	Total number of shares	Total number of voting rights
November 30th, 2006	106 810 314	173 344 858
December 31, 2006	106 874 814	173 339 660

2ND QUARTER 2006 SALES

For the first half 2006, sales growth is 7,9% and 7,3% at constant exchange rates.
During the second quarter 2006, consolidated turnover increased by 4,5 %.
On a comparable basis, i.e. at constant exchange rates, sales are up 5,8%.

ACTIVITY BY SECTORS 1ST HALF

	In millions of Euros		Change at constant rates
	2006	2005	
Silks	75.9	72.6	2.8 %
Bags and luggage	275.0	263.0	4.1 %
Ready to wear & Fashion accessories	138.0	136.5	0.0 %
Other Hermès sectors	71.0	57.5	23.6 %
Perfumes	47.6	33.9	39.7 %
Watches	46.0	45.4	1.4 %
Tableware	20.3	17.4	16.4 %
Other Products	26.7	22.8	18.1 %
TOTAL	700.5	649.1	7.3 %

ACTIVITY BY GEOGRAPHICAL ZONES 1ST HALF

	In millions of Euros		Change at constant rates
	2006	2005	
France	130.8	122.6	6.6 %
Europe (Excl. France)	127.1	107.1	18.8 %
EUROPE	257.9	229.7	12.3 %
Japan	189.5	185.7	6.0 %
Asia Pacific (Excl. Japan)	126.5	117.2	2.2 %
ASIA	316.0	302.9	4.5 %
Americas	106.6	95.3	6.9 %
Others	20.0	21.2	-4.7 %
TOTAL	700.5	649.1	7.3 %

ACTIVITY BY SECTORS 2ND QUARTER

	In millions of Euros		Change at constant rates
	2006	2005	
Silks	34.0	36.0	-4.9 %
Bags and luggage	137.2	133.7	4.2 %
Ready to wear & Fashion accessories	59.9	60.7	-0.1 %
Other Hermès sectors	34.6	28.4	24.0 %
Perfumes	23.7	17.7	34.1 %
Watches	25.2	25.0	2.6 %
Tableware	11.3	10.6	6.8 %
Other Products	13.1	12.2	7.3 %
TOTAL	339.0	324.3	5.8 %

ACTIVITY BY GEOGRAPHICAL ZONES 2ND QUARTER

	In millions of Euros		Change at constant rates
	2006	2005	
France	65.8	65.3	0.7 %
Europe (Excl. France)	64.4	54.8	17.9 %
EUROPE	130.2	120.1	8.6 %
Japan	88.7	89.9	4.6 %
Asia Pacific (Excl. Japan)	58.2	57.4	-0.6 %
ASIA	146.9	147.3	2.6 %
Americas	51.3	45.7	11.7 %
Others	10.6	11.2	-4.7 %
TOTAL	339.0	324.3	5.8 %

HALF YEARLY SITUATION OF THE LIQUIDITY CONTRACT SIGNED WITH ODDO CORPORATE FINANCE

In connection with the liquidity contract signed between HERMES INTERNATIONAL and ODDO Corporate Finance, outstanding means as of June 30, 2006 amounted to:

- 55 000 shares
- 6 751 095.08 Euros in cash

As of the previous half-yearly situation, outstanding means amounted to:

- 5 000 shares
- 9 221 601.64 Euros in cash

2ND QUARTER 2006 SALES

For the first half 2006, sales growth is 7,9% and 7,3% at constant exchange rates.
During the second quarter 2006, consolidated turnover increased by 4,5 %.
On a comparable basis, i.e. at constant exchange rates, sales are up 5,8%

ACTIVITY BY SECTORS 1ST HALF

	In millions of Euros		Change at constant rates
	2006	2005	
Silks	75.9	72.6	2.8 %
Bags and luggage	275.0	263.0	4.1 %
Ready to wear & Fashion accessories	138.0	136.5	0.0 %
Other Hermès sectors	71.0	57.5	23.6 %
Perfumes	47.6	33.9	39.7 %
Watches	46.0	45.4	1.4 %
Tableware	20.3	17.4	16.4 %
Other Products	26.7	22.8	18.1 %
TOTAL	700.5	649.1	7.3 %

ACTIVITY BY GEOGRAPHICAL ZONES 1ST HALF

	In millions of Euros		Change at constant rates
	2006	2005	
France	130.8	122.6	6.6 %
Europe (Excl. France)	127.1	107.1	18.8 %
EUROPE	257.9	229.7	12.3 %
Japan	189.5	185.7	6.0 %
Asia Pacific (Excl. Japan)	126.5	117.2	2.2 %
ASIA	316.0	302.9	4.5 %
Americas	106.6	95.3	6.9 %
Others	20.0	21.2	-4.7 %
TOTAL	700.5	649.1	7.3 %

ACTIVITY BY SECTORS 2ND QUARTER

	In millions of Euros		Change at constant rates
	2006	2005	
Silks	34.0	36.0	-4.9 %
Bags and luggage	137.2	133.7	4.2 %
Ready to wear & Fashion accessories	59.9	60.7	-0.1 %
Other Hermès sectors	34.6	28.4	24.0 %
Perfumes	23.7	17.7	34.1 %
Watches	25.2	25.0	2.6 %
Tableware	11.3	10.6	6.8 %
Other Products	13.1	12.2	7.3 %
TOTAL	339.0	324.3	5.8 %

ACTIVITY BY GEOGRAPHICAL ZONES 2ND QUARTER

	In millions of Euros		Change at constant rates
	2006	2005	
France	65.8	65.3	0.7 %
Europe (Excl. France)	64.4	54.8	17.9 %
EUROPE	130.2	120.1	8.6 %
Japan	88.7	89.9	4.6 %
Asia Pacific (Excl. Japan)	58.2	57.4	-0.6 %
ASIA	146.9	147.3	2.6 %
Americas	51.3	45.7	11.7 %
Others	10.6	11.2	-4.7 %
TOTAL	339.0	324.3	5 8 %

HERMES INTERNATIONAL
Société en Commandite par Actions au capital de 54 506 155,14 € euros,
immatriculée sous le n° 572 076 396 RCS PARIS
dont le siège social est fixé au 24, rue du Faubourg Saint-Honoré 75008 PARIS

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the Commercial law and article 222-12-5 of the general rules of the Autorité des Marchés Financiers

Date	Total number of shares	Total number of voting rights
November 30th, 2006	106 810 314	173 344 858
December 31, 2006	106 874 814	173 339 660

HERMES INTERNATIONAL
Société en Commandite par Actions au capital de 54 506 155,14 € euros,
immatriculée sous le n° 572 076 396 RCS PARIS
dont le siège social est fixé au 24, rue du Faubourg Saint-Honoré 75008 PARIS

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the Commercial law and article 222-12-5 of the general rules of the Autorité des Marchés Financiers

Date	Total number of shares	Total number of voting rights
November 30th, 2006	106 810 314	173 344 858
December 31, 2006	106 874 814	173 339 660

HERMÈS

SALES AND EARNINGS MOVE HIGHER IN THE FIRST HALF OF 2006

Sales for the first half of 2006 were €700.5m, a rise of 7.9% and of 7.3% at constant exchange rates. Net income rose by 7.8%, yielding a net margin of 16.8%.

SALES (IN M€)


585
549
620
649
700
2002
2003
2004
2005
2006

Growth across all continents

Our stores registered robust growth, with sales advancing by 8% over the first half. The retail network continued to expand, with seven branches opened or renovated.

In Europe, sales moved up 12% and the retail network was enlarged by its first store in the Netherlands, in Amsterdam.

In the Americas, growth was 7%, with an excellent performance in the second quarter (+12%).

In Asia, sales rose by 4.5%, with a 6% increase in Japan. Sales generated by our stores remained brisk, with growth of 8%. A second store in Thailand was added to the retail network and the company continued to expand in China with the inauguration of a new store in Hangzhou.

All sectors registered growth

The new *Terre d'Hermès* line delivered an excellent performance, boosting perfume sales by 40%.

The new scarf and tie collections were welcome and contibuted to Silk sales growth (+3%), particularly in ours stores (+8%).

Bags & Luggage sales increased 4% owing to robust growth in leather bags (+20%), which offset the deliberate discontinuation of the canvas bag lines.

Sales of Ready to wear & Accessories and Watches edged up 1%.

In "Other Hermès Sectors", sales grew by 24%, driven by small leather goods and jewellery, which are enjoying strong momentum.

The success encountered by the new *Balcons du Guadalquivir* and *Cheval d'Orient* patterns participated to the expansion of Tableware sales (+16%).

Profitability ratios have been maintained

Operating income came to €184.6m, up 7.8%. The operating margin was 26.4%, same rate as in the first half of 2005.

Consolidated net income was €117.5m, up 7.8% on the €109.1m registered in the first half of 2005. Currency fluctuations did not produce a material impact on first-half results.

NET INCOME (IN M€)


96
84.3
97.4
109.1
117.5
2002
2003
2004
2005
2006

During the first half of 2006, investments amounted to €53m. They were allocated mainly to renovating and expanding the retail network, particularly in Korea and Japan.

The company also bought back, in order to cancel them, €138m of its own shares.

Cash flow rose by 9.7% to €147.2m from €134.2m in the same year-ago period.

These results are in line with the group's targets. •

Outlook for the second half

Hermès International SCA and the Austrian family group ACM Projektentwicklung Gmbh have concluded an agreement under which Hermès will sell to ACM its stake in Leica, but will keep half of the bonds its owns. The net impact of this sale in Hermès results will be an accounting capital gain amounting to about €15M. ACM will then own about 88% of Leica. This transaction is still subject to the approval from competent authorities.

In the second half of 2006, Hermès will continue to expand its retail network, with about twenty branches to be opened or renovated, including a new Hermès House in Seoul, the extension of the Hermès House in Tokyo's Ginza district, and the reopening of the store on avenue George V in Paris. The new branches also include locations in Venice, Italy, Gstaad and Lugano, Switzerland, and Charlotte (NC), United States.

Hermès will continue to invest significantly in expanding production capacity for its various sectors and will increase its advertising investments.

Hermès, which is celebrating "Paris in the Air" in 2006, continues its strategy based on creativity, product quality, enhanced know-how and the spirit of craftsmanship in each of its sectors.

HERMES INTERNATIONAL
Société en Commandite par Actions au capital de 54 506 155,14 € euros,
immatriculée sous le n° 572 076 396 RCS PARIS
dont le siège social est fixé au 24, rue du Faubourg Saint-Honoré 75008 PARIS

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the Commercial law and article 222-12-5 of the general rules of the Autorité des Marchés Financiers

Date	Total number of shares	Total number of voting rights
November 30th, 2006	106 810 314	173 344 858
December 31, 2006	106 874 814	173 339 660

PUBLICATIONS PÉRIODIQUES
INTERIM REPORTS

TRADING AND MANUFACTURING COMPANIES
(INTERIM ACCOUNTS)

HERMES

A *société en commandite par actions* with share capital of €54,473,260.14.
Registered office: 24, rue du Faubourg Saint Honoré 75008 Paris.
572,076,396 R.C.S. Paris.
Financial year: 1 January-31 December.

I. — Half-year report on the consolidated financial statements for the six months from 1 January 2006 to 30 June 2006.

Sales and earnings increased during the first half of 2006.
During the first half of 2006, sales were €700.5m, a rise of 7.9% and of 7.3% at constant exchange rates.
Net income advanced by 7.8% and the net margin was 16.8%.

SALES (€M)
[Graphique]

Growth on all continents. — Business momentum for our stores was robust, with sales expanding by 8% in the first half. Hermès continued to extend its distribution network, with seven branches opened or renovated.
In Europe, sales rose by 12% and the distribution network was expanded with the opening of the first Hermes store in the Netherlands, in Amsterdam.
In the Americas, growth was 7%, with an impressive 12% jump in the second quarter.
In Asia, sales moved up 4.5%, including a 6% advance in Japan.
Business remained brisk for our stores, with sales rising by 8%. The network now includes a second location in Thailand and the Group continued to expand in China, with the inauguration of a new store in Hangzhou.
Growth across all segments. — The excellent performance by the new Terre d'Hermès line boosted perfume sales by 40%.
The new silk scarf and tie collections were well-received, contributing to growth in sales of silk products (up 3%), especially in our stores (up 8%).
The 4% advance in Bags and Luggage sales was driven by a 20% surge in sales of leather goods, which offset the loss of sales from the discontinued cloth bag lines.
Sales of Clothing and Accessories and Watches edged up 1%.
In "Other Hermès sectors", sales jumped 24%, with small leather goods and jewellery enjoying brisk growth.
The success of the new Balcons du Guadalquivir and Cheval d'Orient china services contributed to the 16% rise in Tableware sales.

NET INCOME (€M)
[Graphique]

Margins and profitability maintained. — Operating income was €184.6m, up 7.8%. The operating margin was 26.4%, the same as in the first half of 2005.
Consolidated net income rose by 7.8% year-on-year, to €117.5m from €109.1m in the first half of 2005.
Currency fluctuations produced a minor impact on first half results.

During the first half of 2006, investments amounted to €53m. These were dedicated primarily to renovating and expanding the distribution network, especially in Korea and Japan.
The Group also bought back €138m of its own shares in view of cancelling them.
Operating cash flow rose by 9.7% to €147.2m from €134.2m in the first half of 2005.
These results are in line with the Group's targets.

Outlook for the second half. — Hermès International SCA and the Austrian family-owned group ACM Projektentwicklung GmbH entered into an agreement under the terms of which Hermès will sell to ACM its interest in Leica, but will keep half of the Leica bonds that it owns.
This disposal will generate a net gain of approximately €15m for Hermès. ACM will then own about 88% of Leica. The transaction is subject to approval by the competent authorities.
During the second half of 2006, the Group will continue to expand its distribution network. It will open or renovate some twenty branches, including building the new House of Hermès in Seoul, expanding the House of Hermes in the Tokyo's Ginza district and reopening the store on avenue George V in Paris.
Hermès will open new branches in Venice, Italy; in Gstaad and Lugano, Switzerland; and in Charlotte (North Carolina) in the United States.
The Group will continue to make substantial investments to expand production capacity in the various sectors and will step up advertising expenditure.
The Hermès Group, which in 2006 is celebrating "Paris in the Air", will pursue its strategy focused on creativity, product quality, and the spirit of fine craftsmanship in all of its activities.

II. — Condensed consolidated half-year financial statements

During the first half of 2006, Hermès International, the parent company, generated net income of €208.2m. This figure is based on the parent company financial statements, which have been prepared in accordance with French accounting standards pursuant to the applicable laws in France.

Consolidated income statement
(In millions of euros)

	Notes	30/06/2006	30/06/2005
Sales	3-5	700.5	649.1
Cost of sales		(244.4)	(226.3)
Gross profit		456.1	422.8
Selling, marketing and administrative expenses		(247.3)	(227.3)
Other income and expense	6	(24.2)	(24.3)
Operating income		184.6	171.2
Net financial income	7	3.0	6.2
Income before tax		187.6	177.3
Corporate income tax	8	(63.7)	(62.6)
Share of income/(losses) of associates	9	(4.4)	(3.1)
Consolidated net income		119.5	111.6
Minority interests		(2.0)	(2.5)
Net income after minorities		117.5	109.1
Earnings per share (in euros)	10	1.09	(*) 1.00
Diluted earnings per share (in euros)	10	1.09	(*) 1.00

(*) After 3-for-1 stock split applied to comparative figures.

Consolidated balance sheet
(In millions of euros)

Assets	Note	30/06/2006			31/12/2005 restated (*)	31/12/2005 reported
		Gross	Depreciation, amortisation and impairment	Net	Net	Net
Non-current assets		1,244.5	452.5	792.0	780.8	776.1
Goodwill	11	52.8	33.9	18.9	19.7	19.7
Intangibles	11	84.5	52.2	32.3	29.8	29.8
Property, plant and equipment	11	875.3	362.9	512.4	499.5	499.5
Investment property	11	12.8	0.9	11.9	12.2	12.2
Available-for-sale securities	11	19.9	2.5	17.4	17.4	17.4
Held-to-maturity securities	11	47.1		47.1	47.4	47.4
Investments in associates	9	34.6		34.6	37.7	37.7
Loans and deposits		14.9	0.1	14.8	15.1	15.1
Deferred tax assets		102.6		102.6	102.0	97.3
Current assets		1,068.8	134.8	934.0	1,117.5	1,117.5
Inventories and work in progress		482.8	128.5	354.3	322.2	322.2
Trade receivables		97.1	5.3	91.8	115.4	115.4
Current tax receivables		0.7		0.7	1.0	1.0
Other receivables		48.7	1.0	47.7	38.4	38.4
Financial instruments at fair value		32.9		32.9	35.2	35.2
Cash and cash equivalents		406.6		406.6	605.3	605.3
Total assets		2,313.3	587.3	1,726.0	1,898.3	1,893.6

(*) After applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

Equity and liabilities (Before appropriation)	Note	30/06/2006	31/12/2005 restated (*)	31/12/2005 reported
Equity		1,285.2	1,401.7	1,410.5
Share capital		55.5	55.6	55.6
Share premium		38.9	36.3	36.3
Treasury stock		(144.8)	(20.0)	(20.0)
Reserves		1,189.6	1,044.7	1,053.5
Translation adjustment		(3.1)	16.3	16.3

Derivatives included in equity		9.8	0.3	0.3
Net income for the period		117.5	247.0	247.0
Minority interests		21.8	21.5	21.5
Non-current liabilities		106.5	112.8	99.3
Borrowings and debt		31.0	33.1	33.1
Provisions	12	0.5	0.7	0.7
Post-employment and other employee benefits	13	37.3	37.1	23.6
Deferred tax liabilities		15.4	10.8	10.8
Other non-current liabilities		22.3	31.1	31.1
Current liabilities		334.3	383.8	383.8
Borrowings and debt		45.9	32.1	32.1
Provisions	12	11.4	15.1	15.1
Post-employment and other employee benefits	13	0.8	4.0	4.0
Trade payables		124.0	146.4	146.4
Financial instruments at fair value		16.9	35.3	35.3
Current tax liabilities		24.5	43.2	43.2
Other current liabilities		110.8	107.7	107.7
Total equity and liabilities		1,726.0	1,898.3	1,893.6

(*) After applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

Statement of changes in consolidated shareholders' equity.
(In millions of euros)

(Before appropriation)	Share capital	Share premium	Treasury stock	Consolidated reserves	Net income for the period after minorities	Derivatives	Translation adjustments	Equity after minority interests	Minority interests	Equity	Number of shares outstanding
As at 1 January 2005 - Reported	56.6	32.6	(45.2)	1,011.4	213.9	16.7	(11.3)	1,274.7	17.2	1,291.9	(**)110,931,516
As at 1 January 2005 - Restated (*)	56.6	32.6	(45.2)	1,008.9	213.9	16.7	(11.3)	1,272.2	17.2	1,289.4	(**) 110,931,516
Movements											
Change in share capital and share premium		0.7						0.7		0.7	(**) 40,491
Purchase or sale of treasury stock			(58.9)					(58.9)		(58.9)	
Appropriation of net income for the period				213.9	(213.9)			0.0		0.0	
Consolidated net income for the period					109.1			109.1		109.1	
Dividends paid				(74.0)				(74.0)		(74.0)	
Change in translation adjustments							25.2	25.2		25.2	
Change in minority interests									2.4	2.4	
Derivatives included in equity						(21.2)		(21.2)		(21.2)	
Actuarial gains				(7.2)				(7.2)		(7.2)	

or losses on employee benefit obligations (*)											
Cancellation of treasury stock	(0.5)		39.9	(39.4)				0.0		0.0	(**)(938,346)
Other								0.0		0.0	
As at 30 June 2005 - Reported	56.1	33.3	(64.2)	1,111.9	109.1	(4.5)	13.9	1,255.6	19.6	1,275.2	110,033,661
As at 30 June 2005 - Restated (*)	56.1	33.3	(64.2)	1,102.2	109.1	(4.5)	13.9	1,245.9	19.6	1,265.5	109,135,806
As at 31 December 2005 - Reported	55.6	36.3	(20.0)	1,053.5	247.0	0.3	16.3	1,389.0	21.5	1,410.5	109,001,562
Actuarial gains or losses on employee benefit obligations (*)				(8.8)							
As at 31 December 2005 - Restated (*)	55.6	36.3	(20.0)	1,044.7	247.0	0.3	16.3	1,380.2	21.5	1,401.7	109,001,562
Movements											
Change in share capital and share premium		2.6						2.6		2.6	55,320
Purchase or sale of treasury stock			(138.4)					(138.4)		(138.4)	
Appropriation of net income for the period				247.0	(247.0)			0.0		0.0	
Consolidated net income for the period					117.5			117.5		117.5	
Dividends paid				(90.3)				(90.3)		(90.3)	

Change in translation adjustments							(19.4)	(19.4)		(19.4)	
Derivatives included in equity						9.5		9.5		9.5	
Actuarial gains or losses on employee benefit obligations				1.7				1.7		1.7	
Change in minority interests								0.0	0.3	0.3	
Cancellation of treasury stock	(0.1)		13.6	(13.5)				0.0		0.0	(256.599)
Other								0.0		0.0	
As at 30 June 2006	55.5	38.9	(144.8)	1,189.6	117.5	9.8	(3.1)	1,263.4	21.8	1,285.2	108.800.283

(*) *After applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.*

(**) *After 3-for-1 stock split applied to comparative figures.*

At 30 June 2006, Hermès International's share capital consisted of 108,800,283 fully-paid shares with a par value of €0.51 each. By a resolution adopted by the shareholders at the Annual General Meeting of 6 June 2006, the par value of each share was divided by three, thereby reducing it from €1.53 to €0.51. 2,170,969 of these shares are treasury shares.
During the first half of 2006, the share capital changed as follows:
— it was increased by €28,000 (55,320 shares) due to the exercise of stock options by Hermès Group employees;
— it was reduced by €131,000 following the cancellation of 256,599 treasury shares (85,533 shares before three-for-one stock split)
It is specified that no shares are reserved for issuance under stock option or sale contracts.

Consolidated statement of cash flows
(In millions of euros)

(Before appropriation)	30/06/2006	30/06/2005
Operating cash flow *	147.2	134.2
Operating cash flow before cost of debt and current tax charge	214.1	191.5
Inventories and work in progress	(37.6)	(26.0)
Trade receivables	21.7	24.4
Other receivables and miscellaneous items (excluding current tax charge)	(17.4)	(10.9)
Accounts payable	(18.8)	(20.5)
Other liabilities and miscellaneous items (excluding current tax charge)	(1.0)	(3.9)
Change in fair value of derivatives	0.8	1.0
Change in operating working capital requirement	(52.4)	(35.9)
Cash flow from operating activities	161.7	155.6
Net cost of debt	1.8	6.5
Income tax paid	(86.1)	(51.9)
Net cash flow from operating activities	77.4	110.2
Acquisitions of intangibles	(5.1)	(2.0)
Acquisitions of property, plant and equipment	(47.5)	(44.0)
Acquisitions of investments in associates		(11.7)
Amounts payable relating to non-current assets	(5.7)	(6.3)
Proceeds from disposals	2.8	1.1
Cash used for investing activities	(55.6)	(62.9)
Dividends paid	(91.2)	(75.6)
Purchases of treasury shares	(138.4)	(58.9)
Borrowings	1.5	0.4
Loan reimbursements	(3.8)	(4.8)

Other increases/(decreases) in equity	3.0	0.6
Cash flow	(228.9)	(138.3)
Changes in scope of consolidation	(2.8)	
Effect of foreign exchange differences	(4.8)	8.6
Change in net cash and cash equivalents	(214.8)	(82.4)
Net cash position at 1 January (**)	584.6	565.3
Net cash position at 31 December (**)	369.8	482.9
Change in net cash and cash equivalents	(214.8)	(82.4)

(in millions of euros)	30/06/2006	30/06/2005
Net income after minorities	117.5	109.1
Depreciation and amortisation	26.8	23.1
Negative goodwill	(2.4)	
Impairment losses	0.7	1.1
Derivatives marked to market	(2.7)	(4.2)
Currency gains/(losses) on fair value adjustments	4.0	(3.9)
Change in provisions	(4.9)	2.2
Investments in associates	4.4	3.1
Minority interests	2.0	2.5
Gains/(losses) on disposals	1.3	(0.9)
Deferred tax charge	1.7	2.0
Other	(1.2)	
Operating cash flow	147.2	134.2
Net cost of debt	(1.8)	(6.5)
Current tax charge	68.7	63.8
Operating cash flow before net cost of debt and current tax charge	214.1	191.5

— Reconciliation of net cash position at end of period

(In millions of euros)	30/06/2006
Cash and cash equivalents on the balance sheet	406.6
Bank overdrafts and current accounts in debit	(36.8)
Net cash and cash equivalents	369.8

Note 1. Accounting principles and policies. — The Hermès Group's condensed half-year consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
The accounting policies and calculation methods used to prepare the condensed half-year financial statements are identical to those used and described in the financial statements for the year ended 31 December 2005, with the exception of the amendment on recognition of actuarial gains and losses on employee benefit obligations (SoRIE amendment), which as been applied since 1 January 2006 (see below), and the valuation of the income tax charge for the first half in accordance with IAS 34.
It is specified that:
— The amendment to IAS 39 - Cash Flow Hedge Accounting of Forecast Intragroup Transactions, which is mandatory as from 1 January 2006, has been applied as from 1 January 2005;
— Adoption of the following amendments and standards endorsed by the European Union since 31 December 2005 and which are applicable effective on 1 January 2006 produced no material impact on the consolidated financial statements for the six months to 30 June 2006:
— IFRIC 4 - Determining whether an Arrangement Contains a Lease;
— IFRIC 5 - Rights to Interests Arising from Decommis-sioning, Restoration and Environmental Funds.

Note 1.1. Application of the SoRIE amendment. — Since 1 January 2006, the Hermès Group has applied the SoRIE amendment to IAS 19 on recognition of actuarial gains and losses on employee benefit obligations. All such gains and losses are now recorded under equity over the period during which they are recognised. In accordance with IAS 8, this change in accounting method has been applied retrospectively since the financial year commencing on 1 January 2005. After the tax effect, the net impact on the Group's equity is summarised as follows:

(In millions of euros)	01/01/2005	30/06/2005	31/12/2005
Reported equity	1,291.90	1,275.20	1,410.50
Adjusted equity	1,289.40	1,265.50	1,401.70

Note 2. Impact of changes in scope of consolidation:

	Interest		Method	
	2006	2005	2006	2005
Alpasoie	38.40%	38.42%	EA	EA
Ateliers A.S.	74.18%	74.23%	Full	Full
Ceda Inc	74.54%		Full	
Hermès Gainier	100.00%		Full	
MHM	100.00%		Full	

Acquisition of Manufacture de Haute Maroquinerie (MHM):
— Acquisition date: 23 February 2006.
— Combined entities: MHM, a company that previously belonged to the Richemont Group, makes leather goods that are sold under that group's brand names. It has gradually extended its subcontracting business to other brands, including those of the Hermès Group. Richemont France decided to dispose of MHM and offered Hermès the opportunity to acquire 100% of the company. MHM is a *société par actions simplifiée*

with its registered office located in Aix-les-Bains. It has some 230 employees. This business combination has no material impact on the Group as a whole and therefore does not warrant presentation of pro forma information.
— Percentage of equity instruments acquired: at the acquisition date, MHM's share capital consisted of 222,598 ordinary shares, all of which were acquired by the Hermès Group, which now holds 100% of that company's share capital and voting rights.
— Cost of combination: the Richemont Group sold the shares to the Hermès Group for the sum of €1. The Hermès Group did not incur any material costs in connection with this transaction.
— Assets and liabilities acquired: at the acquisition date, the following assets and liabilities were consolidated into the Hermès Group's accounts (in millions of euros):

Property, plant and equipment	5.2
Long-term investments	0.0
Inventories	0.2
Trade receivables	1.1
Other assets	0.3
	6.8

— Liabilities (in millions of euros):

Net assets	2.4
Provisions	0.3
Borrowings and debt	2.9
Accounts payable	0.1
Tax and employee-related liabilities	1.0
Other liabilities	0.1
	6.8

The assets and liabilities acquired were restated to comply with the Hermès Group's recognition and measurement rules, in accordance with IFRS. They include primarily a €0.2 million charge to provisions for lump-sum retirement benefits and a positive impact of €0.3 million from the application of CRC regulation 2002-10 on depreciation of assets.
— Surplus: Owing to the difference between the cost of the merger and the value of the assets and liabilities acquired, the acquisition of MHM generated a surplus of €2.4 million. This surplus was deemed a gain on integration during the first half of 2006 and was recognised in the Group's consolidated financial statements under "Other operating income and expenses".
— Net income of the company since its acquisition: Over the period from March to June 2006, the company generated a net loss of €0.3 million.
Creation of Ceda Inc.
— In March 2006, the Group created a distribution subsidiary in the United States to expand international business for Ceda products. Ceda Inc.'s share capital is made up of 100 shares and the company is wholly-owned by Ceda.
Consolidation of Hermès Gainier for the first time. — A dedicated unit was created in 2006 to promote development of the Hermès Group's leather covered products, by changing the company name and corporate purpose of Isamyol 13, a *société par actions simplifiée*. Hermès Gainier's share capital is made up of 3,700 shares and the company is wholly-owned by Hermès International.

Note 3. Seasonal exposure. — The Group's business is broken down fairly evenly over the entire year. In 2005, it generated 45% of its sales in the first half and 55% in the second. In 2006, a similar breakdown is expected. Hence, the Group's sales and earnings are not subject to any significant seasonal exposure.

Note 4. Segment information:

Note 4.1. Consolidated sales by business sector:

(In millions of euros)	30/06/2006	30/06/2005
Silk	75.9	72.6
Bags and Luggage	275.0	263.0
Clothing and Accessories (1)	138.0	136.5
Other Hermès Sectors (2)	71.0	57.5
Sales through Hermès exclusive network	559.9	529.6
Perfumes	47.6	33.9
Watches	46.0	45.4
Tableware	20.3	17.4
Distribution via specialised outlets	113.9	96.7
Miscellaneous (3)	26.7	22.8
Total	700.5	649.1

(1) "Clothing and Accessories" includes men and women's clothing, belts, enamel, leather jewellery, gloves, hats and Hermès shoes.
(2) "Other Hermès sectors" include jewellery, diaries, small leather goods and Art of Living products.
(3) "Miscellaneous" includes John Lobb shoes and products manufactured for brands from outside the Group (primarily textile print-ing and perfumes).

Note 4.2. Segment data:

(In millions of euros)	30/06/2006				30/06/2005			
	Hermès network	Specialised distribution networks	Other (*)	Total	Hermès network	Specialised distribution networks	Other (*)	Total
Sales	559.9	113.9	26.7	700.5	529.6	96.7	22.8	649.1
Selling, marketing and administrative expenses	(190.5)	(34.3)	(22.5)	(247.3)	(177.9)	(30.6)	(18.3)	(227.3)
Depreciation and amortisation	(15.1)	(4.9)	(3.6)	(23.6)	(13.0)	(4.0)	(3.1)	(20.1)
Operating provisions	(1.9)	(1.0)	(0.2)	(3.1)	(3.2)	(0.3)	(0.4)	(3.9)
Impairment losses		(0.6)	(0.1)	(0.7)		(0.4)	(0.2)	(0.6)
Operating income by segment	173.6	24.8	(13.7)	184.6	164.2	20.9	(13.9)	171.2
Operating margin by segment	31.0%	21.8%		26.4%	31.0%	21.6%		26.4%
Segment investments	41.5	2.0	9.1	52.6	43.4	2.6	11.7	57.7

(*) Including items that cannot be allocated to a specific business segment but meet the definitions of segment assets and liabilities.

Note 5. Information by geographical area:

(in millions of euros)	30/06/2006		30/06/2005	
	Sales	Investments	Sales	Investments

France	130.8	19.4	122.6	41.5
Rest of Europe	127.1	8.4	107.1	3.0
Japan	189.5	6.6	185.7	6.8
Asia-Pacific (excluding Japan)	126.5	13.0	117.2	4.6
Americas	106.6	5.2	95.3	1.8
Other (*)	20.0		21.2	
Total	700.5	52.6	649.1	57.7

(*) Including sales to airlines.

Note 6. Other income and expense:

(In millions of euros)	30/06/2006	30/06/2005
Depreciation and amortisation	(23.6)	(20.0)
Net change in provisions	(0.4)	(2.2)
Net change in post-employment and similar benefit obligations	(2.7)	(1.7)
Impairment losses on non-current assets	(0.7)	(1.1)
Other income and expense	3.2	0.7
Total	(24.2)	(24.3)

Note 7. Net financial income:

(In millions of euros)	30/06/2006	30/06/2005
Income from cash and cash equivalents	6.2	5.6
Gross cost of debt	(0.2)	(0.2)
Of which: income from hedging instruments	0.5	0.5
Net cost of debt	6.0	5.4
Other financial income and expense	(2.9)	0.8
Of which: gains/ (losses) on trading derivatives	1.1	(0.2)
Of which: changes in the value of trading assets and liabilities	(5.4)	0.8
Total	3.0	6.2

Note 8. Corporate income tax. — In accordance with IAS 34, the corporate income tax charge for the first half is calculated based on an estimated average annual rate. The estimated tax rate for 2006 is 33.9%, compared with 35.1% in 2005. The fall in the average annual rate is due mainly to the recognition of exceptional profits that are not taxable.

Note 9. Investments in associates:
Note 9.1. Value of shares in associates:

(In millions of euros)	30/06/2006	31/12/2005
Financière Saint-Eloi		(1.6)
Gaulme	8.2	12.4

Groupe Perrin	4.7	4.6
Leica Camera AG	5.9	7.4
Leica Japon	0.7	1.3
Maroquinerie Thierry		
Soficuir International	15.1	13.6
Total	34.6	37.7

Note 9.2. Change in investments in associates — Analysis of change in investments in associates:

	(In millions of euros)
Investments in associates as at 31 December 2005	37.7
Change in goodwill on associates	(3.3)
Dividends paid	(0.1)
Impact of changes in scope of consolidation	
Share of net income for the six months to 30 June 2006	(1.2)
Other liabilities	1.5
Investments in associates as at 30 June 2006	34.6

Note 10. Earnings per share:

Note 10. Earnings per share:

Numerator (millions of euros)	30/06/2006	30/06/2005 (*)
Basic net income	117.5	109.1
Adjustments		
Diluted net income	117.5	109.1
Denominator (number of shares)		
Weighted average number of ordinary shares	107,374,706	109,325,565
Basic earnings per share	1.09	1.00
Weighted average number of ordinary shares under option	371,970	563,457
Weighted average number of shares that would have been issued at fair value	(250,079)	(435,141)
Weighted average number of diluted ordinary shares	107,496,597	109,453,881
Diluted earnings per share	1.09	1.00

(*) After 3-for-1 stock split applied to comparative figures.

Note 11. Non-current assets. — The main movements during the first half are summarised as follows:

	31/12/2005	Increases	Decreases	Currency impact	Other liabilities	30/06/2006
Goodwill	55.1			(2.3)		52.8
Intangibles	80.5	5.1	(1.1)	(0.4)	0.4	84.5
Property, plant and equipment	840.1	47.2	(2.3)	(20.1)	10.4	875.3
Investment property	13.0			(0.2)		12.8
Loans and deposits	15.3	1.0	(0.7)	(0.7)	0.0	14.9
Available-for-sale securities	19.3	3.0	(2.8)	(0.3)	0.7	19.9
Held-to-maturity securities	47.4	0.5	(0.9)		0.1	47.1
Total fixed assets - Gross value	1,070.7	56.8	(7.8)	(24.0)	11.6	1,107.3
Impairment losses on assets and goodwill impairment	55.7	0.1		(1.6)	0.2	54.4
Other depreciation and amortisation	371.8	26.9	(2.5)	(6.3)	5.6	395.5
Impairment of financial assets	2.1		(0.2)		0.7	2.6
Total fixed assets - depreciation, amortisation and impairment	429.6	27.0	(2.7)	(7.9)	6.5	452.5
Total fixed assets - net value	641.1	29.8	(5.1)	(16.1)	5.1	654.8

Other movements include €10.4m of gross long-term investments integrated upon the acquisition of MHM, of which €5.2m has been amortised. Investments during the first half of 2006 relate mainly to the opening and renovation of stores and capital expenditure to expand production capacity.

Note 12. Provisions:

(In millions of euros)	31/12/2005	Charges	Amounts reversed (1)		Other liabilities	30/06/2006
Current provisions	15.1	1.7	(5.1)	(0.3)		11.4
Non-current provisions	0.7		(0.2)			0.5
Total	15.8	1.7	(5.3)	(0.3)	0.0	11.9
(1) Of which:						
Amounts reversed - used	2.4					
Amounts reversed - unused	2.9					
Total	5.3					

Note 13. Pension benefit and other employee benefit obligations:

Note 13.1. Summary of obligations as at 30 June 2006:

(In millions of euros)	< 1 year	> 1 year	Total at 30 June 2006	1 Jan 06
Employee pension and similar benefit obligations	0.8	37.3	38.1	41.1
Total	0.8	37.3	38.1	41.1

Note 13.2. Actuarial assumptions as at 30 June 2006. — The actuarial assumptions are reviewed each year. For the first half of 2006, the following actuarial assumptions were used:

	France	Japan	Italy	Switzerland
Retirement age	65	60	60/62	64/65
Growth in salaries	2-4%	2.0%	2.5%	2.0%
Growth in Social Security ceiling	3%	n/a	n/a	n/a
Anticipated rate of return on plan assets	4.5%	n/a	n/a	2.5%
Discount rate	4.0%-4.75%	2.0%	4.0%	2.3%

Note 13.3. Financial position of defined-benefit plans as at 30 June 2006. — The main defined-benefit pension schemes are in France (70% of obligations), Japan (23%) and the rest of Europe (7%).

Note 13.3.1. Assets and liabilities recognised on the balance sheet:

	Defined-benefit plans	Other defined-benefit plans	30/06/2006	1-Jan-06
Present value of funded obligations	45.4	1.2	46.6	55.7
Fair value of plan assets	(8.5)		(8.5)	(14.6)
Excess of obligations/(assets) in funded plans	36.9	1.2	38.1	41.1
Discounted value of unfunded obligations				
Unrecognised past service costs				

Unrecognised net assets				
Net defined benefit obligations	36.9	1.2	38.1	41.1
Breakdown of obligations - assets				
Breakdown of obligations - liabilities	36.9	1.2	38.1	41.1
Net obligations	36.9	1.2	38.1	41.1

Note 13.3.2. Charges recognised in the income statement:

(In millions of euros)	Defined benefit plans	Other defined-benefit plans	30/06/2006
Cost of benefits paid	2.3	0.1	2.4
Financial costs	0.8		0.8
Amortization of past service costs			0.0
Anticipated return on plan assets	(0.2)		0.2
(Gain)/Loss due to a change in plan			0.0
Other liabilities	(0.3)		(0.3)
Cost of defined-benefit plans	2.6	0.1	2.7

In the first half 2005, the cost of defined-benefit plans was €1.7m.

Note 13.3.3. Reconciliation of net defined benefit obligations

(In millions of euros)	Defined benefit plans	Other defined-benefit plans	Total
Provisions as at 1 January 2006	40.0	1.1	41.1
Translation adjustments	(0.5)		(0.5)
Cost recognised in income statement	2.6	0.1	2.7
Benefits paid	(2.8)		(2.8)
Actuarial gains or losses	(2.6)		(2.6)
Change of plan			
Other	0.2		0.2
Provisions as at 30 June 2006	36.9	1.2	38.1

Note 13.3.4. Reconciliation of the value of employee pension and similar benefit obligations:

(In millions of euros)	Defined benefit plans	Other defined-benefit plans	Total
DBO as at 1 January 2006	54.6	1.1	55.7
Translation adjustments	(0.5)		(0.5)
Cost of benefits paid	2.3	0.1	2.4
Interest cost	0.8		0.8
Benefits paid	(9.1)		(9.1)
Actuarial gains or losses	(2.6)		(2.6)
Other	(0.1)		(0.1)

DBO as at 30 June 2006	45.4	1.2	46.6

Note 13.3.5. Fair value of plan assets and allocation of assets:

	(In millions of euros)
Fair value of assets as at 1 January 2006	14.7
Employer contributions	2.7
Benefits paid	(9.0)
Financial income	0.3
Financial expenses	(0.2)
Fair value of assets as at 30 June 2006	8.5

	Equities	Bonds	Other	Total
Allocation of assets as at 31 December 2005	13%	76%	11%	100%
Allocation of assets as at 30 June 2006	9%	78%	13%	100%

Note 13.3.6. Actuarial gains or losses:

	(In millions of euros)
Actuarial gains and losses recognised in equity at 1 January 2005	3.8
Actuarial gain and loss experience	4.1
Actuarial gains or losses arising from change in discount rate	7.0
Actuarial gains or losses arising from change in other assumptions	
Actuarial gains and losses recognised in equity as at 30 June 2005	14.9
Actuarial gains and losses recognised in equity as at 31 December 2005	13.5
Actuarial gain and loss experience	
Actuarial gains or losses arising from change in discount rate	(2.6)
Actuarial gains or losses arising from change in other assumptions	
Actuarial gains and losses recognised in equity as at 30 June 2006	10.9

Note 14. Dividends. — A dividend of €2.50 per share was paid during the first half of 2006, after it was approved by the shareholders at the General Meeting of 6 June 2006 called to vote on the parent company financial statements for the year ended 31 December 2005.

Note 15. Events occurring after the end of the period. — On 25 July 2006, Hermès International SCA and the Austrian family-owned group ACM Projektenwicklung GmbH entered into an agreement under the terms of which Hermès will sell to ACM its interest in Leica, but will keep half of the Leica bonds that it owns. This disposal will generate a net gain of approximately €15m for Hermès. ACM will then own about 88% of Leica. The transaction is subject to approval by the competent authorities.

III. — Statutory Auditors' Report on the partial audit of the condensed consolidated half-year financial statements.

In our capacity as Statutory Auditors and in compliance with Article L. 232-7 of the Code de Commerce:

— We conducted a partial audit of the condensed consolidated financial statements of Hermès International for the six months from 1 January to 30 June 2006, as appended to this report;
— we reviewed the information provided in the first-half management report.
These condensed consolidated half-year financial statements have been prepared under the responsibility of your Executive Management. Our role is to express an opinion on these consolidated financial statements, based on our partial audit.
We conducted our partial audit in accordance with French auditing standards. A partial audit of the interim accounts is confined to obtaining the information we deemed necessary, primarily from the persons responsible for financial and accounting matters, and to conducting analyses and all other procedures that we deem appropriate. An audit of this type does not include performing all the examinations required for a full audit in accordance with the professional auditing standards applicable in France. It therefore does not provide assurance that all material items that might have been identified under a full audit have been identified, and we are therefore not expressing an audit opinion.
Based on our partial audit, we have identified no material misstatements that raise questions over their compliance, in all material respects, with IAS 34 on Interim Financial Reporting, one of the International Financial Reporting Standards (IFRS) as endorsed by the European Union.
In accordance with French auditing standards, we have also reviewed the information contained in the report on the condensed consolidated half-year financial statements on which we conducted our partial audit. We have no comment to make as to the fair presentation of this information or its consistency with the consolidated financial statements.

Paris and Neuilly, 13 September 2006.
The Statutory Auditors:

Didier Kling & Associés:
Didier Kling, Christophe Bonte;

Deloitte & Associés:
David Dupont-Noel.

PRESS RELEASE

The Hermès Group has announced that it had taken a significant new step in its strategy to expand in its watch business by forging a partnership with the Sandoz Family Foundation.

Under the terms of the agreement signed by the two companies, Hermès International will invest CHF25 million (€15.7 million) to acquire a 25% stake in Vaucher Manufacture Fleurier, through a series of capital increases.

Vaucher Manufacture Fleurier, a company owned by the Sandoz Family Foundation, specialises in the development, production and assembly of Haute Horlogerie mechanical movements in Fleurier, Switzerland. It supplies movements to a small circle of prestige brands, including Parmigiani Fleurier.

The Hermès Group, founded in 1837, designs, develops and markets high-quality products in fourteen segments, including saddlery, leather goods, silk scarves and ties, ready-to-wear, tableware, jewellery, art of living, perfumes and watches.

The Sandoz Family Foundation is pleased to welcome this new investor and partner with complementary expertise. Hermès will enable Vaucher Manufacture Fleurier to continue to expand while standing by its commitment to the highest level of quality. This transaction embodies an alliance between two companies with a strong corporate culture, rooted in the shared values of innovation, creativity and independence since their inception.

This partnership reinforces Hermès' presence in mechanical watches and promotes its access to exceptional know-how. It is entirely in keeping with Hermès' strategy of bringing into the Group masters in their field, such as bootmaker John Lobb, Cristalleries de Saint-Louis, silver and goldsmiths Puiforcat, and fabric weavers Perrin & Fils.

VAUCHER
MANUFACTURE FLEURIER

HERMÈS
PARIS

Fleurier, Paris,
20 October 2006

Press contacts :

Hermès: Press Officer: Ina Delcourt
Press Office: Mathilde Archambault
Tel.: 33 (0) 1 40 17 47 89 - mathilde.archambault@hermes.com

La Montre Hermès: Christophe Bolli
tel. : 41 (0) 32 366 71 00 - christophe.bolli@montre-hermes.com

3RD QUARTER 2006 SALES

At the end of September, sales growth is 6.2% and 7.0% at constant exchange rates.
During the third quarter 2006, consolidated turnover increased by 3.0 %.
On a comparable basis, i.e. at constant exchange rates, it is up 6.2%.

ACTIVITY BY SECTORS 3RD QUARTER

	In millions of Euros		Change at constant rates
	2006	2005	
Silks	34.9	34.4	3.7 %
Bags and luggage	136.1	135.7	4.1 %
Ready to wear & Fashion accessories	74.9	77.5	-0.4 %
Other Hermès sectors	36.4	32.9	15.1 %
Perfumes	24.1	17.8	36.3 %
Watches	25.2	25.4	2.5 %
Tableware	9.3	7.3	30.8 %
Other Products	10.3	10.1	4.1 %
TOTAL	351.3	341.2	6.2 %

ACTIVITY BY GEOGRAPHICAL ZONES 3RD QUARTER

	In millions of Euros		Change at constant rates
	2006	2005	
France	67.1	61.7	8.8 %
Europe (Excl. France)	63.6	56.5	12.6 %
EUROPE	130.7	118.2	10.7 %
Japan	94.0	100.4	1.8 %
Asia Pacific (Excl. Japan)	62.7	60.3	5.5 %
ASIA	156.7	160.6	3.1 %
Americas	55.1	53.0	7.5 %
Others	8.7	9.3	-4.4 %
TOTAL	351.3	341.2	6.2 %

ACTIVITY BY SECTORS 9 MONTHS 2006

	In millions of Euros		Change at constant rates
	2006	2005	
Silks	110.8	107.0	3.1 %
Bags and luggage	411.1	398.7	4.1 %
Ready to wear & Fashion accessories	212.9	214.0	-0.1 %
Other Hermès sectors	107.4	90.4	20.5 %
Perfumes	71.7	51.7	38.5 %
Watches	71.2	70.8	1.8 %
Tableware	29.6	24.7	20.6 %
Other Products	37.2	33.0	13.9 %
TOTAL	1051.9	990.4	7.0 %

BREAKDOWN OF TURNOVER BY SECTORS 9 MONTHS 2006



Other Products 3%
Silk 11%
Tableware 3%
Watches 7%
Perfumes 7%
Other Hermès sectors 10%
Bags & Luggage 39%
Ready to wear & Fashion accessories 20%

ACTIVITY BY GEOGRAPHICAL ZONES 9 MONTHS 2006

	In millions of Euros		Change at constant rates
	2006	2005	
France	197.9	184.3	7.4 %
Europe (Excl. France)	190.7	163.6	16.7 %
EUROPE	388.6	347.9	11.8 %
Japan	283.5	286.0	4.5 %
Asia Pacific (Excl. Japan)	189.2	177.5	3.3 %
ASIA	472.7	463.5	4.0 %
Americas	161.7	148.3	7.1 %
Others	28.9	30.6	-4.5 %
TOTAL	1051.9	990.4	7.0 %

BREAKDOWN OF TURNOVER BY GEOGRAPHICAL ZONES 9 MONTHS 2006



Others(*) 3%
Americas 15%
France 19%
Asia Pacific (excl. Japan) 18%
Europe (excl France) 18%
Japan 27%

HERMES INTERNATIONAL
Société en Commandite par Actions au capital de 54 506 155,14 € euros,
immatriculée sous le n° 572 076 396 RCS PARIS
dont le siège social est fixé au 24, rue du Faubourg Saint-Honoré 75008 PARIS

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the Commercial law and article 222-12-5 of the general rules of the Autorité des Marchés Financiers

Date	Total number of shares	Total number of voting rights
November 30th, 2006	106 810 314	173 344 858
December 31, 2006	106 874 814	173 339 660

3RD QUARTER 2006 SALES

At the end of September, sales growth is 6.2% and 7.0% at constant exchange rates.
During the third quarter 2006, consolidated turnover increased by 3.0 %.
On a comparable basis, i.e. at constant exchange rates, it is up 6.2%.

ACTIVITY BY SECTORS 3RD QUARTER

	In millions of Euros		Change at constant rates
	2006	2005	
Silks	34.9	34.4	3.7 %
Bags and luggage	136.1	135.7	4.1 %
Ready to wear & Fashion accessories	74.9	77.5	-0.4 %
Other Hermès sectors	36.4	32.9	15.1 %
Perfumes	24.1	17.8	36.3 %
Watches	25.2	25.4	2.5 %
Tableware	9.3	7.3	30.8 %
Other Products	10.3	10.1	4.1 %
TOTAL	351.3	341.2	6.2 %

ACTIVITY BY GEOGRAPHICAL ZONES 3RD QUARTER

	In millions of Euros		Change at constant rates
	2006	2005	
France	67.1	61.7	8.8 %
Europe (Excl. France)	63.6	56.5	12.6 %
EUROPE	130.7	118.2	10.7 %
Japan	94.0	100.4	1.8 %
Asia Pacific (Excl. Japan)	62.7	60.3	5.5 %
ASIA	156.7	160.6	3.1 %
Americas	55.1	53.0	7.5 %
Others	8.7	9.3	-4.4 %
TOTAL	351.3	341.2	6.2 %

ACTIVITY BY SECTORS 9 MONTHS 2006

	In millions of Euros		Change at constant rates
	2006	2005	
Silks	110.8	107.0	3.1 %
Bags and luggage	411.1	398.7	4.1 %
Ready to wear & Fashion accessories	212.9	214.0	-0.1 %
Other Hermès sectors	107.4	90.4	20.5 %
Perfumes	71.7	51.7	38.5 %
Watches	71.2	70.8	1.8 %
Tableware	29.6	24.7	20.6 %
Other Products	37.2	33.0	13.9 %
TOTAL	1051.9	990.4	7.0 %

BREAKDOWN OF TURNOVER BY SECTORS 9 MONTHS 2006



Other Products 3%
Tableware 3%
Silk 11%
Watches 7%
Perfumes 7%
Other Hermès sectors 10%
Bags & Luggage 39%
Ready to wear & Fashion accessories 20%

ACTIVITY BY GEOGRAPHICAL ZONES 9 MONTHS 2006

	In millions of Euros		Change at constant rates
	2006	2005	
France	197.9	184.3	7.4 %
Europe (Excl. France)	190.7	163.6	16.7 %
EUROPE	388.6	347.9	11.8 %
Japan	283.5	286.0	4.5 %
Asia Pacific (Excl. Japan)	189.2	177.5	3.3 %
ASIA	472.7	463.5	4.0 %
Americas	161.7	148.3	7.1 %
Others	28.9	30.6	-4.5 %
TOTAL	1051.9	990.4	7.0 %

BREAKDOWN OF TURNOVER BY GEOGRAPHICAL ZONES 9 MONTHS 2006



Others(*) 3%
Americas 15%
France 19%
Asia Pacific (excl. Japan) 18%
Europe (excl France) 18%
Japan 27%

HERMES INTERNATIONAL
Société en Commandite par Actions au capital de 54 506 155,14 € euros,
immatriculée sous le n° 572 076 396 RCS PARIS
dont le siège social est fixé au 24, rue du Faubourg Saint-Honoré 75008 PARIS

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the Commercial law and article 222-12-5 of the general rules of the Autorité des Marchés Financiers

Date	Total number of shares	Total number of voting rights
November 30th, 2006	106 810 314	173 344 858
December 31, 2006	106 874 814	173 339 660

HERMES INTERNATIONAL
Société en Commandite par Actions au capital de 54 506 155,14 € euros,
immatriculée sous le n° 572 076 396 RCS PARIS
dont le siège social est fixé au 24, rue du Faubourg Saint-Honoré 75008 PARIS

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the Commercial law and article 222-12-5 of the general rules of the Autorité des Marchés Financiers

Date	Total number of shares	Total number of voting rights
November 30th, 2006	106 810 314	173 344 858
December 31, 2006	106 874 814	173 339 660

HALF YEARLY SITUATION OF THE LIQUIDITY CONTRACT SIGNED WITH ODDO CORPORATE FINANCE

In connection with the liquidity contract signed between HERMES INTERNATIONAL and ODDO Corporate Finance, outstanding means as of December 29, 2006 amounted to:

- 15 000 shares
- 9,613,741.65 Euros in cash

As of the previous half-yearly situation, outstanding means amounted to:

- 55 000 shares
- 6,751,095.08 Euros in cash

HERMES INTERNATIONAL
Société en Commandite par Actions with a capital of 54 097 594,14 € euros,
Incorporated under the n° 572 076 396 RCS PARIS
Whose registered office is situated 24, rue du Faubourg Saint-Honoré 75008 PARIS
FRANCE

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers " (AMF)

Date	Total number of shares	Total number of voting rights, including treasury stock	Total number of voting rights, excluding treasury stock
November 30, 2006	106 810 314	173 344 858	173 195 858
December 31, 2006	106 874 814	173 339 660	173 198 660
January 31, 2007	106 874 814	173 368 710	173 217 710
February 28, 2007	106 874 814	173 171 000	173 028 193
March 31, 2007	106 874 814	173 169 959	173 019 959
April 30, 2007	106 874 814	173 162 080	173 016 080
May 31, 2007	106 874 814	172 295 248	172 140 748
June 30, 2007	106 903 414	172 471 998	171 418 798
July 31, 2007	106 073 714	171 637 864	171 411 864
August 31, 2007	106 073 714	171 538 228	171 345 645
September 30, 2007	106 073 714	171 535 092	171 028 092
October 31, 2007	106 073 714	171 539 886	171 069 886
November 30, 2007	106 073 714	171 540 127	171 040 127

Turnover as at end of December 2006

Activity by sectors

	In millions of Euros		Change at constant rates
	2006	2005	
Silk & Textiles	173,5	163,1	7,1 %
Leathergoods	663,7	641,3	5,7 %
Ready to wear & Fashion accessories	293,7	293,8	1,4 %
Other Hermès sectors	77,1	67,8	16,1 %
Perfumes	100,7	72,8	38,7 %
Watches	110,1	104,0	8,0 %
Tableware	44,5	36,8	22,1 %
Other Products	51,5	47,8	8,6 %
TOTAL	1514,9	1427,4	7,8 %

Turnover as at end of September 2006

Activity by sectors

	In millions of Euros		Change at constant rates
	2006	2005	
Silks	110,8	107,0	3,1 %
Bags and luggage	411,1	398,7	4,1 %
Ready to wear & Fashion accessories	212,9	214,0	-0,1 %
Other Hermès sectors	107,4	90,4	20,5 %
Perfumes	71,7	51,7	38,5 %
Watches	71,2	70,8	1,8 %
Tableware	29,6	24,7	20,6 %

Other Products	37,2	33,0	13,9 %
TOTAL	1051,9	990,4	7,0 %

Turnover as at end of June 2006

Activity by sectors

	In millions of Euros		Change at constant rates
	2006	2005	
Silks	75,9	72,6	2,8 %
Bags and luggage	275,0	263,0	4,1 %
Ready to wear & Fashion accessories	138,0	136,5	0,0 %
Other Hermès sectors	71,0	57,5	23,6 %
Perfumes	47,6	33,9	39,7 %
Watches	46,0	45,4	1,4 %
Tableware	20,3	17,4	16,4 %
Other Products	26,7	22,8	18,1 %
TOTAL	700,5	649,1	7,3 %

Turnover as at end of March 2006

Activity by sectors

	In millions of Euros		Change at constant rates
	2006	2005	
Silks	41,9	36,7	10,2 %
Bags and luggage	137,7	129,2	4,1 %
Ready to wear & Fashion accessories	78,1	75,8	0,1 %
Other Hermès sectors	36,4	29,1	23,2 %
Perfumes	23,9	16,3	45,8 %
Watches	20,7	20,4	0,0 %

Tableware	9,0	6,8	31,3 %
Other Products	13,8	10,5	30,7 %
TOTAL	361,5	324,8	8,8 %

Turnover as at end of December 2006

Activity by geographical zones

	En millions d'Euros		Variation à taux constants
	2006	2005	
France	290,3	269,4	7,7 %
Europe (Excl. France)	279,6	242,8	15,3 %
EUROPE	569,9	512,2	11,3 %
Japan	409,7	414,5	5,1 %
Asia Pacific (Excl. Japan)	260,9	245,5	4,8 %
ASIA	670,6	660,0	5,0 %
Americas	232,0	216,2	7,9 %
Others	42,4	39,0	9,6 %
TOTAL	1514,9	1427,4	7,8 %

HERMÈS

All sectors and regions delivered robust sales growth in 2006

Hermès Group sales increased by 6,1 %, 7,8 % at constant exchange rates. They reached €1514.9m in 2006 after an acceleration in the fourth quarter



1242
1230
1331
1427
1515
2002
2003
2004
2005
2006

TURNOVER (IN M€)

ALL CONTINENTS CONTRIBUTED TO GROWTH

The distribution network continued to expand with twenty-six branches opened or renovated, including a new Hermès Maison in Seoul, the extension of the Hermès Maison in Tokyo and the reopening of the store on avenue George V in Paris.

In France, sales advanced by 8 % over the full year under the impetus of a strong fourth quarter.

Growth momentum was also confirmed in the other European countries (up 15 %), where the retail network was expanded to include its first store in the Netherlands and four branches in Italy and Switzerland.

In the Americas, sales increased by 8 % due to strong retail business in the United States.

In Japan, sales were 5 % higher in a rather unfavourable environment.

In Asia, retail sales were resilient, especially in China, with growth of 5 % over the year despite a slowdown in sales to travellers.

ALL BUSINESS LINES INCREASED

The breakdown of sales by business line changed slightly in 2006 (all reported figures are on a comparable basis).

Sales of Silks and Textiles (up 7 %) rebounded sharply in the fourth quarter.

Saddlery-Leather Goods sales advanced 6 % under the momentum of leather bags (17 %) and small leather articles, offsetting the loss of sales from the discontinued canvas bag lines. Ready-to-wear and Accessories sales edged up 1 % over the full year following stepped-up business in the final quarter of 2006.

In other Hermès sectors, sales advanced 16 %, fuelled by the success of Art of Living and Jewellery products. In Watches, sales were 8 % higher over the year owing to an acceleration in business in the fourth quarter.

Perfumes turned in the handsomest performance in 2006, with a 39 % surge driven primarily by the success encountered by the new *Terre d'Hermès* eau de toilette.

Lastly, Tableware sales continued to expand with a 22 % rise fuelled by the new La Table Hermès collections, especially the *Cheval d'Orient* china pattern, which were extremely well received.

OUTLOOK FOR 2007

Hermès will continue to invest in expanding and reinforcing its distribution network to meet steadily rising demands. It will open or renovate more than twenty stores during the year while strengthening its presence in the United States and continuing to develop its operations in China.

In 2007 – the year dedicated to Dance – Hermès will continue its strategy based on creativity, product quality, enhanced know-how and the spirit of craftsmanship.



HERMÈS - PARIS

HERMÈS. 2007. SHALL WE DANCE...?

HERMES INTERNATIONAL
Société en Commandite par Actions with a capital of 54 097 594,14 € euros,
Incorporated under the n° 572 076 396 RCS PARIS
Whose registered office is situated 24, rue du Faubourg Saint-Honoré 75008 PARIS
FRANCE

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers " (AMF)

•

Date	Total number of shares	Total number of voting rights, including treasury stock	Total number of voting rights, excluding treasury stock
November 30, 2006	106 810 314	173 344 858	173 195 858
December 31, 2006	106 874 814	173 339 660	173 198 660
January 31, 2007	106 874 814	173 368 710	173 217 710
February 28, 2007	106 874 814	173 171 000	173 028 193
March 31, 2007	106 874 814	173 169 959	173 019 959
April 30, 2007	106 874 814	173 162 080	173 016 080
May 31, 2007	106 874 814	172 295 248	172 140 748
June 30, 2007	106 903 414	172 471 998	171 418 798
July 31, 2007	106 073 714	171 637 864	171 411 864
August 31, 2007	106 073 714	171 538 228	171 345 645
September 30, 2007	106 073 714	171 535 092	171 028 092
October 31, 2007	106 073 714	171 539 886	171 069 886
November 30, 2007	106 073 714	171 540 127	171 040 127

HERMÈS

A Year of Growth in 2006

At the Supervisory Board meeting of 21 March 2007, the management presented accounts for the financial year 2006, showing growth of 6.1% in sales and 8.7% in net profit. Earnings per share were up 10.7%.


1,242
1,230
1,331
1,427
1,515
2002 2003 2004 2005 2006

TURN OVER (IN M€)


216
217
214
247
268
2002 2003 2004 2005 2006

NET RESULT (IN M€)

ALL CONTINENTS CONTRIBUTED TO GROWTH

Consolidated sales increased by 6.1% and at constant exchange rates by 7.8%. They reached €1,514.9m under the impetus of a strong fourth quarter.

The distribution network continued to expand with twenty-six branches opened or renovated,

In France, sales advanced by 8 % over the full year. Growth momentum was also confirmed in the other European countries (+ 15%) and in The Americas (+8%).

In Japan, sales were 5 % higher in a rather unfavourable environment.

In Asia, growth was 5 %, due to strong retail sales, especially in China.

ALL BUSINESS LINES INCREASED

Sales were boosted by Perfumes with a 39% surge, and Tableware (+22%)

Sales of Silks and Textiles (+ 7 %) rebounded sharply in the fourth quarter.

Saddlery-Leather Goods sales advanced 6% under the momentum of leather bags (17%), offsetting the loss of sales from the discontinued canvas bag lines

Lastly, Ready-to-wear & accessories and Watches edged up respectively 1% and 8%, and Other Hermès Sectors 16%.

INCREASE IN INCOME

Operating income came to €415.2m, i.e. 27.4% of sales, up 8.3% from 2005 and +11.3% at constant exchange rates. It includes a €14.1m net capital gain coming from the disposal of the stake in Leica Camera AG.

Consolidated net income was €268.4m, from €247.0m, up 8.7%. Net margin reached 17.7% of sales from 17.3% in the previous year. Earnings per share increased by 10.7%.

SUSTAINED INVESTMENTS IN 2007

Investments totalled €134m, and were dedicated to the development of the distribution network, production capacities and know how, including a stake in the Vaucher watch manufacture.

Hermès also bought back €136m of its own shares.

Cash flow rose 5.2% to €321.7m.

NUMEROUS NEW JOBS

Hermès employed 6,825 persons as at end of 2006. 675 new staff members were hired during the year to strengthen production and distribution.

OUTLOOK FOR 2007

Hermès will continue to invest in expanding its distribution network and in improving its production capacities.

In 2007 – the year dedicated to Dance – Hermès will continue its strategy based on creativity, product quality and craftsmanship spirit.

DIVIDEND

At the annual general meeting to be held on 5 June 2007, shareholders will be asked to approve a dividend up 14%, to €0.95 per share.



HERMÈS. 2007. ENTREZ DANS LA DANSE !

HERMES INTERNATIONAL
Société en Commandite par Actions with a capital of 54 097 594,14 € euros,
Incorporated under the n° 572 076 396 RCS PARIS
Whose registered office is situated 24, rue du Faubourg Saint-Honoré 75008 PARIS
FRANCE

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers " (AMF)

Date	Total number of shares	Total number of voting rights, including treasury stock	Total number of voting rights, excluding treasury stock
November 30, 2006	106 810 314	173 344 858	173 195 858
December 31, 2006	106 874 814	173 339 660	173 198 660
January 31, 2007	106 874 814	173 368 710	173 217 710
February 28, 2007	106 874 814	173 171 000	173 028 193
March 31, 2007	106 874 814	173 169 959	173 019 959
April 30, 2007	106 874 814	173 162 080	173 016 080
May 31, 2007	106 874 814	172 295 248	172 140 748
June 30, 2007	106 903 414	172 471 998	171 418 798
July 31, 2007	106 073 714	171 637 864	171 411 864
August 31, 2007	106 073 714	171 538 228	171 345 645
September 30, 2007	106 073 714	171 535 092	171 028 092
October 31, 2007	106 073 714	171 539 886	171 069 886
November 30, 2007	106 073 714	171 540 127	171 040 127

Dear Sir or Madam:

The shareholders of Hermès International are invited to attend the Combined Ordinary and Extraordinary General Meeting to be held on

Tuesday, 5 June 2007
at 4:30 p.m. (admission begins at 3:30 p.m.)

at Palais des Congrès, Grand Amphithéâtre, 2 avenue de La Porte-Maillot, Paris (17), to consider the matters indicated in the attached agenda.

We would be very pleased if you could attend this meeting in person. If you do, you will be asked to show your admittance card. If you cannot personally attend the Meeting, you may vote nonetheless, either by returning a proxy or mail ballot. Please find below information and recommendations on the different ways of participating in the Meeting.

As the Meeting will begin promptly at 4:30 p.m., we recommend that you arrive ahead of time (starting at 3:30 p.m.), check in with the reception desk and the registration desk **with your identification and admittance card**, and sign the attendance sheet.

We hope you will be able to attend this General Meeting.

Very truly yours,

The Executive Management

Prerequisites

All shareholders or representatives of shareholders are entitled to attend the Meeting and participate in the proceedings, regardless of the number of shares they hold. However, in order to attend the Meeting, to be represented at the Meeting or to vote by mail, shareholders must be shareholders of record as evidenced by registration of shares in their name (or in the name of the financial intermediary registered on their behalf if they are not residents of France) by 12:00 a.m. (Paris time) on the third business day preceding the Meeting, that is, by 12:00 a.m. on 31 May 2007 at the latest:

- in the register of registered shares held on behalf of the Company by its agent BNP Paribas Securities Services; or
- in the register of bearer shares held by the financial intermediary with which their shares are registered.

How to attend the Meeting

- If your shares are bearer shares: you must request an admittance card, which you must present in order to be admitted to the Meeting and vote therein, by:

  – checking box "A ❑ I WISH TO ATTEND THIS MEETING AND REQUEST AN ADMITTANCE CARD" at the top left of the mail ballot or proxy form, then date and sign it in the "DATE AND SIGNATURE" box provided for this purpose, without filling in any other box or blank in the document;

  – returning the form as soon as possible (so that you can receive your admittance card in good time) to the financial intermediary who manages your securities account and who will forward our request by drawing up a certificate of attendance.

- If your shares are bearer shares, you may request an admittance card that will allow you to access the meeting room more rapidly, by returning the mail ballot or proxy form in the enclosed envelope, as soon as possible (so that you may receive your admittance card in good time) to BNP Paribas Securities Services, after checking box "A ❑ I WISH TO ATTEND THIS MEETING AND REQUEST AN ADMITTANCE CARD" at the top of the left, then date and sign it in the "DATE AND SIGNATURE" box provided at the bottom for this purpose, without filling in any other box or blank in the document.

In any event, when signing the attendance sheet, you will be asked to provide proof of identity. You may not represent your spouse or another shareholder by using his or her admittance card unless you have a proxy drawn up in accordance with the conditions set forth below.

No site as referred to in article R. 225-61 of the French Commercial Code will be arranged for purposes of attending the Meeting and voting by videoconferencing or any other means of telecommunications, as no such provisions have been made for this meeting.

How to vote by proxy if you do not wish to attend the Meeting

You need only complete the mail ballot or proxy form as follows, after checking box "B ❑ I AM USING THE MAIL BALLOT OR PROXY FORM BELOW " at the top left of the mail ballot or proxy form:

- if you wish to be represented by the Chairman (box at centre): "I HEREBY APPOINT THE CHAIRMAN OF THE GENERAL MEETING AS MY PROXY"), sign and date the form in the "DATE AND SIGNATURE" box provided at the bottom for this purpose, without filling in any other box or blank in the document;
- if you wish to be represented by another person (your spouse or another shareholder), please check the box at right "❑ I APPOINT AS MY PROXY:", provide all information on that person's identity and his or her address, and sign and date the form in the "DATE AND SIGNATURE" box provided at the bottom for this purpose.

Then return this as soon as possible:

- if your shares are bearer shares, to the financial intermediary who manages your securities account and who will forward the document, together with the certificate of attendance previously drawn up by that intermediary;
- if your shares are registered shares, to BNP Paribas Securities Services, using the enclosed envelope.

In all cases, proxy votes shall be counted only if the forms are duly completed and received by BNP Paribas Securities Services at least three days before the date of the Meeting, that is, by Friday, 1 June 2007 at the latest.

How to vote by mail if you do not wish to attend the Meeting

You need only complete the mail ballot or proxy form as follows, after checking box "B ❑ I AM USING THE MAIL BALLOT OR PROXY FORM BELOW " at the top left of the mail ballot or proxy form:

– check the box "❑ I AM VOTING BY MAIL";

– a) to vote "FOR" the resolutions, leave the corresponding boxes blank;

– b) to vote "AGAINST" or to "ABSTAIN" from voting on certain resolutions, fill in each of the corresponding boxes.

Then return the form as soon as possible:

- if your shares are bearer shares, to the financial intermediary who manages your securities account and who will forward the document, together with the certificate of attendance previously drawn up by that intermediary;
- if your shares are registered shares, to BNP Paribas Securities Services, using the enclosed envelope.

In all cases, mail ballots shall be counted only if the forms are duly completed and received by BNP Paribas Securities Services at least three days before the date of the Meeting, that is, by **Friday, 1 June 2007 at the latest.**

Submitting a question in writing

Questions submitted to the Executive Management in writing should be sent to the Company's head office by registered post, return receipt requested, by no later than the fourth business day preceding the date of the General Meeting, that is, no later than 30 May 2007. They must be accompanied by a certificate evidencing that the person submitting the question is a shareholder of record.

I - ORDINARY BUSINESS

Approval of the financial statements
Discharge
Appropriation of net income
Approval of the consolidated financial statements
Approval of related-party agreements
Purchase by the Company of its own shares
Ratification of the appointment of Mr Robert Peugeot, who was co-opted as Supervisory Board Member
Appointment of new Alternate Auditor
Powers

II - EXTRAORDINARY BUSINESS

Authorisation to cancel some or all of the shares purchased by the Company (Article L 225-209)
Delegation of authority to the Executive Management to increase the share capital by capitalisation of amounts in reserve, retained earnings or share premium accounts through bonus share issues and/or by increasing the par value of existing shares
Delegation of authority to the Executive Management to issue negotiable securities giving entitlement to the share capital, with pre-emptive rights retained
Delegation of authority to the Executive Management to issue negotiable securities giving entitlement to shares in the Company, with a waiver of pre-emptive rights but with a priority subscription period
Delegation of authority to the Executive Management to carry out capital increases reserved for employees
Authorisation to the Executive Management to allot ordinary shares in the Company for no - consideration
Amendments to the Articles of Association
Powers

Resolutions Submitted to the Combined General Meeting of 5 June 2007

I - ORDINARY BUSINESS

First resolution

Approval of the financial statements
The Ordinary General Meeting, having heard the Management Report on the Company's operations and situation, the Supervisory Board's report and the Statutory Auditors' Report for the year ended 31 December 2006, approves the financial statements, the balance sheet and the notes thereto as presented, as well as the transactions they reflect.

Second resolution

Discharge
Consequently, the General Meeting gives the Executive Management final discharge for its management of the Company during the year commencing on 1 January 2006 and ending on 31 December 2006.

Third resolution

Appropriation of net income
The Ordinary General Meeting notes that net income for the year amounts to €225,632,644.41 and retained earnings, to €581,838,054.98, and approves the appropriation of these sums totalling €807,470,699.39, as proposed by the Supervisory Board:

- to the legal reserve: none, as the legal reserve amounts to one-tenth of the share capital;
- to the active partner under Article 26 of the Company's Articles of Association: €1,511,738.72;
- to shareholders holding shares existing at 31 December 2006: a dividend of €0.95 per share, totalling €101,531,073.30;
- to retained earnings, the balance of €704,427,887.37;
- total amount appropriated: €807,470,699.39.

The Ordinary General Meeting resolves that this dividend will become payable on 8 June 2007.
As Hermès International is not entitled to receive dividends for treasury shares, the corresponding sums will be transferred to retained earnings on the date the dividend becomes payable.
In accordance with Article 243 *bis* of the Code Général des Impôts, this dividend entitles shareholders who are natural persons and liable for income tax in France to a 40% tax allowance, as provided by Article 158-3 of the Code Général des Impôts.
In accordance with the provisions of Article 47 of law no. 65-566 of 12 July 1965, the General Meeting duly notes that dividends distributed to the shareholders in respect of the three previous financial years were as follows:

In euros

Year	2005	2004	2003
Dividends*	2.50	2.00	1.70
Amount eligible for tax allowance pursuant to Article 158-3 of the Code Général des Impôts	40%	50%	N/A

* Before three-for-one stock split on 10 June 2006.

Fourth resolution

Approval of the consolidated financial statements
The Ordinary General Meeting, having heard the Management Report on the Group's operations and situation, the Supervisory Board's Report and the Statutory Auditors' Report for the year ended 31 December 2006, approves the consolidated financial statements as presented, and showing consolidated net income of €268,448,564.39.

Fifth resolution

Approval of related-party agreements
The Ordinary General Meeting, having heard the Statutory Auditors' Special Report on related-party agreements covered by the combined provisions of Articles L 226-10 and Articles L 225-38 through L 225-43 of the Code de Commerce, approves the agreements entered into or carried out during the year ended 31 December 2006.

Sixth resolution

Purchase by the Company of its own shares
The General Meeting, acting under the quorum and majority requirements applicable to ordinary general meetings, having reviewed the Management Report, the special report on the Company's share buyback programme and the circular describing the programme filed with the Autorité des Marchés Financiers, resolves:

1) To terminate the share buyback programme approved by the Ordinary and Extraordinary General Meeting of 6 June 2006 under the sixth resolution;

2) To adopt the programme described below, and for this purpose:
◆ Authorises the Executive Management, with the option further to delegate this authority, in accordance with the provisions of Articles L 225-209 *et seq.* of the Code de Commerce, to buy shares in the Company, within the legal limit, while ensuring that the Company shall not at any time own more than 10% of its own share capital as of the date of this meeting;
◆ Resolves that the shares may be bought with a view to:
– ensuring that liquidity is provided for the shares on the equity market by an investment services provider under a contract that complies with the AFEI (French Association for Investment Firms) Code of Conduct recognised by the Autorité des Marchés Financiers,
– cancelling the shares, in order to increase the return on equity and earnings per share, and/or to neutralise the dilutive impact for shareholders resulting from capital increases, this purpose being contingent upon adoption of a special resolution to this effect by the Extraordinary General Meeting,
– retaining the shares, in order subsequently to transfer the shares in payment or in exchange for a takeover bid initiated by the Company,
– allotting the shares to authorised corporate executive officers and executive managers or employees of the Company or an affiliated company, by granting options to purchase the Company's shares in accordance with Articles L 225-179 *et seq.* of the Code de Commerce, or by granting bonus shares in accordance with Articles L 225-197-1 *et seq.* of the Code de Commerce or as part of the Company's employee profit sharing schemes or of a Company share ownership or savings plan;
– delivering the Company's shares for the exercise of rights attached to securities entitling the holders to the allotment of shares in the Company, either by conver-

sion, exercise, redemption or exchange, in accordance with stock market regulations;

• Resolves that the purchase price per share shall be no higher than two hundred (200) euros, excluding incidental expenses;

• Resolves, however, that the Executive Management may adjust the aforesaid purchase price in the event of: a change in the par value per share; a capital increase by capitalisation of reserves and allotment of bonus shares; a stock split or reverse split; a write-off or reduction of the share capital; distribution of reserves or other assets; and any other transactions applying to shareholders equity, to take into account the effect of such transactions on the value of the shares;

• Resolves that the maximum amount of funds that may be allocated to this share buyback programme shall be €650 million (six hundred fifty million euros);

• Resolves that the shares may be purchased by any means, including partially or entirely by purchase on the stock market, block purchase, off-market purchase, public offerings to buy or exchange shares, or by the use of options or derivatives (excluding the sale of puts), at such times as the Executive Management shall deem appropriate, including times of public offerings, within the limits defined by stock market regulations. The shares acquired pursuant to this authorisation may be retained, sold, or, more generally, transferred by any means, including by block sales and during times of public offerings;

• Grants full powers to the Executive Management, with the option further to delegate such powers:

– to effect all transactions; to determine the terms, conditions and procedures applicable thereto;

– to place all orders, either on or off market;

– to adjust the purchase price of the shares to take into account the effect of the aforesaid transactions on the value of the shares;

– to enter into all agreements, in particular for purposes of maintaining the stock transfer ledgers;

– to file all necessary reports with the Autorité des Marchés Financiers and any other relevant authority;

– to undertake all necessary formalities;

• Resolves that this authorisation is granted for a period expiring at the end of the Annual General Meeting convened to approve the financial statements for the year ended 31 December 2007 or eighteen months at most from the date of this Meeting.

Seventh resolution

Ratification of the appointment of Mr Robert Peugeot, who was co-opted as Supervisory Board Member

The General Meeting, acting under the quorum and majority requirements applicable to ordinary general meetings, hereby ratifies the appointment as Supervisory Board Member of the Company of Mr Robert Peugeot, who was co-opted by the Supervisory Board at its meeting of 24 January 2007, to replace Mr Jean-Claude Rouzaud, who resigned, for the remainder of his predecessor's term of office, that is, until the end of the annual general meeting convened to vote on the financial statements for the year ended 31 December 2007.

Eighth resolution

Appointment of new Alternate Auditor

The General Meeting, having duly noted that Mr Gérard Noël had resigned from his office as Alternate Auditor, hereby resolves to appoint Mrs Dominique Mahias to replace him as Alternate Auditor of the Company for the remainder of her predecessor's term of office, that is, until the end of the annual general meeting convened in 2011 to vote on the financial statements for the year ended 31 December 2010.

Ninth resolution

Powers

The Ordinary General Meeting confers full powers on any bearer of an extract or copy of these minutes recording its deliberations to carry out all legal publication or other formalities.

II - EXTRAORDINARY BUSINESS

Tenth resolution

Authorisation to cancel some or all of the shares purchased by the Company (Article L 225-209)

The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the Management Report and the Statutory Auditors' report, and in accordance with Article L 225-209 of the Code de Commerce, hereby authorises the Executive Management to cancel some or all of the shares acquired by the Company in connection with the share buyback programme covered by the sixth resolution submitted to the present meeting and/or pursuant to any authorisation granted by a past or future general meeting, on one or more occasions, up to a maximum of 10% of the share capital per period of twenty-four months.

The Meeting delegates to the Executive Management full powers:

- to arbitrate on any objections, to allocate the difference between the purchase price and the par value of the shares to whichever reserve account it sees fit, to record the reduction(s) in share capital resulting from the cancellation(s) authorised by the present resolution;
- to amend the Company's Articles of Association accordingly, and to undertake all necessary formalities.

This authorisation is granted to the Executive Management for a period of twenty four months. It supersedes the authorisation granted under the eighth resolution adopted by the Combined General Meeting of 6 June 2006 and cancels the unused portion of that authorisation.

Eleventh resolution

Delegation of authority to the Executive Management to increase the share capital by capitalisation of amounts in reserve, retained earnings or share premium accounts through bonus share issues and/or by increasing the par value of existing shares

The Extraordinary General Meeting, acting in accordance with Article L.225-129-2 of the Code de Commerce, having met the quorum and majority requirements for ordinary general meetings, and having reviewed the reports submitted by the Executive Management and the Supervisory Board:

1) Delegates to the Executive Management, under the supervision of the Company's Supervisory Board and the Management Board of the active partner Émile Hermès SARL, all powers for the purpose of carrying out a capital increase, on one or more occasions, at the times and in accordance with the terms and conditions it shall define, by the successive or simultaneous capitalisation of all or part of the amounts in the reserve, retained earnings or share premium accounts, to be effected by creating and allotting bonus shares or by increasing the par value of the shares or by a combination of these two procedures;

2) Resolves that in the event of a bonus share distribution, those shares to be allotted to existing shares entitled to double voting rights shall be entitled to this right as soon as they are issued;

3) Delegates to the Executive Management the power to decide that fractional rights shall not be negotiable and that the corresponding shares shall be sold; the proceeds from such sale shall be distributed to the holders of the rights no later than thirty days after the date on which the whole number of shares allotted has been registered in their account;

4) Resolves that the nominal amount of the capital increase, to be made immediately and/or in the future, resulting from all issues completed under the terms of this authorisation, is set at €5,450,000 combined for all the capital increases carried out under the terms of the authorisations granted by the twelfth and thirteenth resolutions;

5) Confers full powers on the Executive Management to determine the dates of the issues and procedures

associated therewith, to determine the price and the terms and conditions of the issues, to determine the amounts to be issued and, generally, to take all measures to ensure such issues are completed, to undertake all actions and accomplish all formalities necessary for the completion of the corresponding capital increase or increases, and to amend the Articles of Association accordingly;

6) Confers on the Executive Management all powers for purposes of applying for admission of the securities created under the terms of this resolution for trading on an organised exchange, wherever it shall deem it appropriate;

7) Resolves that this authority is valid for a term of twenty-six months as from the date of this meeting.

This authorisation cancels and supersedes any unused portion of the authorisation granted under the twenty-third resolution adopted by the combined general meeting of 2 June 2005, for the remainder of that authorisation's term.

Twelfth resolution

Delegation of authority to the Executive Management to issue negotiable securities giving entitlement to the share capital, with pre-emptive rights retained

The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, and having reviewed the Management Report, the Supervisory Board's report and the Statutory Auditors' report, which have been prepared in accordance the law and with the provisions of Article L.225-129-2 and L 228-92 of the Code de Commerce:

1) Grants to the Executive Management, under the supervision of the Company's Supervisory Board and the Management Board of the active partner Émile Hermès SARL, all powers to undertake, on one or more occasions, at the times and in the proportions that it shall determine, both in France and in other countries:

a) capital increases by issuing new shares in the Company in consideration for cash or set-off against liquid claims due by the Company, with or without a premium;

b) issues of shares in the Company and any negotiable securities of any kind whatsoever, giving immediate and/or future entitlement to shares in the Company that confer the same rights as existing shares subject to their date of dividend ranking, in consideration for cash or set-off against liquid claims due by the Company;

2) Resolves that the amount of the capital increases to be carried out immediately and/or in the future pursuant to this resolution shall not exceed the nominal amount of €5,450,000, which is the combined ceiling for all capital increases carried out under the authorisations granted by the eleventh and thirteenth resolutions, or the equivalent amount in the event of an issue in a foreign currency or in any other currency unit established by reference to a basket of currencies, plus the nominal value of any additional shares to be issued to preserve the rights of the holders of securities giving entitlement to shares in the Company, in accordance with the law.

3) Further resolves that the nominal amount of any debt securities that may be issued under this grant of authority shall not exceed €5,450,000, which is the combined ceiling for all capital increases carried out under the authorisations granted by the eleventh and thirteenth resolutions, or the equivalent amount in the event of an issue in a foreign currency or in any other currency unit established by reference to a basket of currencies;

4) Resolves that in the event of a subscription offer, the shareholders may exercise their pre-emptive rights, under the conditions stipulated by law, to apply for securities in proportion to the number of shares they hold, it being understood that the Executive Management shall have the power to grant the shareholders a preferential right to subscribe to a higher number of shares than they are entitled to under their pre-emptive rights, and, in any event, up to the amount of their applications;

5) Resolves that if the shareholders' pre-emptive and, where applicable, preferential rights, are not taken up in their entirety, the Executive Management may make use of one and/or more of the following options, in the order that it shall determine, in accordance with Article L 225-134 of the Code de Commerce:

a) limit the transaction amount to applications received, providing that these amount to at least three-quarters of the securities issue;

b) freely allot all or part of the securities not applied for by the shareholders under their pre-emptive right or any preferential right;

c) offer for sale to the public all or part of the unsubscribed securities;

6) Resolves that the issuance of share purchase warrants pursuant to Article L. 228-91 of the Code de Commerce may be carried out either by an offer to subscribe under the terms and conditions set forth above, or by allotting them free of charge to the holders of existing shares;

In the event of warrants allotted for no consideration, the Executive Management shall have the power to decide that subscription rights giving rise to fractional shares shall not be negotiable and that the corresponding warrants shall be sold; the proceeds from such sales shall be distributed to the holders of the rights no later than 30 days after the date on which the whole number of warrants allotted has been registered in their account;

7) Duly notes and resolves, as necessary and if applicable, that the aforesaid grant of authority automatically entails a waiver by the Shareholders of their pre-emptive right to apply for shares in the Company that will be issued upon presentation of such securities in favour of the holders of negotiable securities giving future entitlement to shares in the Company;

8) Resolves that the amount collected or to be collected by the Company for each share issued under the terms of this grant of authority shall, after deducting the issue price of stand-alone share purchase warrants in the event of an issue of such warrants:

a) be at least equal to 80% of the average of the first quoted prices of the existing shares on the market on which the Company's shares are traded over ten trading days chosen from the twenty days preceding the start of the issue of securities in question, after adjusting this average to take account of the date of ranking for dividend, if applicable; and

b) in any event, be no less than the par value of the share;

9) Resolves that, having reviewed the Executive Management's report, in the event of an issue of securities giving entitlement to the share capital, the subscription price of such securities shall be determined by the Executive Management based on the value of the Company's share as defined in paragraph 8 above;

10) Grants the Executive Management all powers for purposes of implementing the present grant of authority, and in particular to determine the dates of the issues, their terms and conditions, the form and attributes of the securities to be issued, the issue price and conditions, the amounts to be issued, the dividend entitlement date, which may be retroactive, of the securities to be issued and the conditions for their redemption if applicable, to suspend if applicable the exercise of rights to the allotment of shares attached to the negotiable securities to be issued for a period not to exceed three months, to determine the terms and conditions in accordance with which any rights of the holders of the negotiable securities giving future entitlement to the share capital will be preserved in accordance with applicable laws and regulations, to allocate incidental expenses incurred in connection with the issues to the share premium account or accounts, and, in general, to take all measures and enter into all agreements necessary to finalise the issues and duly to record the capital increase or capital increases resulting from any issue carried out pursuant to this grant of authority, and to amend the Articles of Association accordingly;

11) Resolves that in the event of an issue of debt securities, the Executive Management shall have all powers, in particular to decide whether or not such securities shall be subordinated, to set their interest rate, their term to maturity, the conditions of their redemption at a fixed or variable price, with or without a premium, the terms and conditions for their amortisation as a function of market conditions and the conditions under which such securities shall give access to shares in the Company;

12) Resolves that the Executive Management may also allocate the incidental expenses incurred in connection with the issues of shares and negotiable securities to the share premium account associated with capital increases, and to draw from this account the sums needed to increase the legal reserve to one-tenth of the amount of capital arising from such increases;

13) Confers on the Executive Management all powers for purposes of applying for admission of the securities created under the terms of this resolution for trading on an organised exchange, wherever it shall deem it appropriate;

14) Resolves that this authority is valid for a term of twenty-six months as from the date of this meeting;

This authorisation supersedes the authorisation granted under the twenty-fourth resolution adopted by the Combined General Meeting of 2 June 2005 and cancels the unused portion of that authorisation.

Thirteenth resolution

Delegation of authority to the Executive Management to issue negotiable securities giving entitlement to shares in the Company, with a waiver of pre-emptive rights but with a priority subscription period

The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, and having reviewed the Management Report, the Supervisory Board's report and the Statutory Auditors' Report, which have been prepared in accordance the law and with the provisions of Articles L.225-129-2, L 225-135 and L 228-92 of the Code de Commerce:

1) Delegations to the Executive Management, under the supervision of the Company's Supervisory Board and the Management Board of the active partner Émile Hermès SARL, all powers to issue, on one or more occasions, at the times and in the proportions it shall determine, in France and in other countries:

a) new shares in the Company in consideration for cash or set-off against liquid claims due by the Company, with or without a premium;

b) any negotiable securities of any kind whatsoever, that are compatible with legal provisions, including if such securities are issued pursuant to Article L 228-92 of the Code de Commerce, giving immediate and/or future entitlement to shares in the Company, which may be subscribed for cash or set-off of liquid claims due by the Company;

2) Resolves, as part of this grant of authority, to waive the shareholders' pre-emptive rights to the negotiable securities to be issued, it being understood that the Executive Management may confer on the shareholders an option to subscribe for all or part of the issue during a priority period, under the terms and conditions and during a period it shall determine. This priority subscription period shall not give rise to the creation of negotiable rights; however, if the Executive Management deems this appropriate, it may be exercisable under their pre-emptive right or any preferential right. The securities that are not subscribed for by shareholders exercising their pre-emptive rights shall be offered for sale to the public;

3) Resolves that the amount of capital increases that may be effected immediately and/or in the future under the above grant of authority shall not exceed €5,450,000, which is the combined ceiling for all capital increases carried out under the authorisations granted by the eleventh and twelfth resolutions, or the equivalent amount in the event of an issue in a foreign currency or in any other currency unit established by reference to a basket of currencies, plus the nominal value of any additional shares to be issued to preserve the rights of the holders of negotiable securities giving entitlement to shares in the Company, in accordance with the law.

4) Resolves that the maximum nominal amount of the debt securities issued in this manner shall not exceed €5,450,000, which is the combined ceiling for all capital increases carried out under the authorisations granted by the eleventh and twelfth resolutions, or the equivalent amount as of the date on which the decision to carry out the issue is made, it being specified that this amount shall remain valid only until the next ordinary general meeting, and that this ceiling includes all of the debt securities that are authorised to be issued under this resolution and the foregoing resolutions, but does not include the amount of debt securities to be issued under the terms of a future authorisation granted by an ordinary general meeting of shareholders. The term of the notes shall not exceed twenty years. They may carry interest at a fixed and/or variable rate, with or without capitalisation, and may be redeemed with or without a premium, or may be amortised; in addition, the securities may be purchased by the Company on the stock market or acquired through an offer of exchange;

5) Duly notes that the above authorisation automatically entails the shareholders' waiver, in favour of the holders of negotiable securities giving future entitlement to shares in the Company, of their pre-emptive right to subscribe to shares of the Company's capital that will be issued upon presentation of such negotiable securities and, consequently, resolves to waive the shareholders' pre-emptive rights to the shares issued as a result of the conversion of bonds or the exercise of warrants;

6) Resolves that, in the event of an immediate or future issue of shares for cash, the issue price for each of the shares issued under the terms of this authorisation shall be at least equal to the weighted average share price on the stock exchange during the last three trading days preceding the date on which the price is fixed,

less the discount provided by applicable laws and regulations.

The issue price of the securities giving access to the share capital shall be such that the amount received immediately by the Company plus any amount that it is liable to receive subsequently will, for each share issued as a result of the issuance of such other securities, be at least equal to the issue price defined in the foregoing paragraph;

7) Resolves that the Executive Management may also allocate the incidental expenses incurred in connection with the share issues to the share premium account associated with capital increases, to draw from this account the sums needed to increase the legal reserve to one-tenth of the amount of capital arising from such increases, to suspend the exercise of rights to allotment of shares attached to the negotiable securities to be issued for a period not to exceed three months, and, in general, to take all measures and enter into all agreements necessary to finalise the issues and duly to record the capital increase or capital increases resulting from any issue undertaken in application of this authorisation, and to amend the Articles of Association accordingly;

8) Resolves that in the event of an issue of debt securities, the Executive Management shall have all powers, in particular to decide whether or not such securities shall be subordinated, to set their interest rate, their term to maturity, the conditions of their redemption at a fixed or variable price, with or without a premium, the terms and conditions for their amortisation as a function of market conditions and the conditions under which such securities shall give entitlement to shares in the Company;

9) Confers on the Executive Management all powers for purposes of applying for admission of the securities created under the terms of this resolution for trading on an organised exchange, wherever it shall deem it appropriate;

10) Resolves that this authority is valid for a term of twenty-six months as from the date of this meeting;

This authorisation supersedes the authorisation granted under the twenty-fifth resolution adopted by the Combined General Meeting of 2 June 2005 and cancels the unused portion of that authorisation.

Fourteenth resolution

Delegation of authority to the Executive Management to carry out capital increases reserved for employees

The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the Management Report and the Statutory Auditors' report, and in accordance with the provisions of Article L 443-1 *et seq.* of the Code du Travail pertaining to employee stock ownership and of Article L 225-138 of the Code de Commerce:

1) Delegates to the Executive Management, under the supervision of the Company's Supervisory Board and of the Management Board of the active partner Émile Hermès SARL, all powers to carry out a capital increase, on one or more occasions, by issuing new shares reserved for some or all of the employees and corporate executive officers and executive managers of Hermès International and companies or groups affiliated with Hermès International under the conditions set forth in Article L 225-180 of the Code de Commerce, providing that such employees belong to a corporate share savings scheme of one and/or another of these companies.

The maximum number of ordinary shares that may be issued under the terms of this authorisation shall not exceed 1% of the number of ordinary shares in the Company outstanding at the time the decision is made to carry out the capital increase.

This authorisation automatically entails the shareholders' waiver, in favour of the employees belonging to the corporate share savings scheme(s) for which this issue is reserved, of their pre-emptive right to subscribe to any newly created shares.

This authorisation is valid for a period of twenty-six months from the date of this Meeting;

2) Resolves that the ceiling of this authorisation is independent and separate and that the amount of any capital increases resulting therefrom shall not count against the €5,450,000 combined ceiling for all capital

increases carried out under the authorisations granted under the eleventh, twelfth and thirteenth resolutions;
3) Grants all necessary powers to the Executive Management:
– to fix the subscription price, it being understood that the subscription price of the shares issued may not be more than the average price quoted on the stock exchange during the twenty trading days preceding the date of the decision by the Executive Management setting the opening date of the issue, nor more than 20% lower than this average;
– to determine the conditions required to participate in the offer, and in particular those pertaining to employee length of service and the time allotted to the employees to exercise their rights, together with the other terms and conditions applicable to the capital increase;
– to undertake or arrange for undertaking all necessary actions and formalities for purposes of finalising the capital increase or increases to be carried out pursuant to this resolution;
– to amend the Articles of Association accordingly, and, in general, to do all that is necessary.
This authorisation supersedes the authorisations granted under the twenty-sixth resolution adopted by the Combined General Meeting of 2 June 2005 and the twelfth resolution adopted by the Combined General Meeting of 6 June 2006 and cancels the unused portion of those authorisations.

Fifteenth resolution

Authorisation to the Executive Management to allot ordinary shares in the Company for no consideration

The General Meeting, acting under the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the Management Report, the Statutory Auditors' report and the Supervisory Board's Report, and in accordance with the provisions of Article L 225-197-1 *et seq.* of the Code de Commerce:
– Authorises the Executive Management to grant bonus shares to some or all employees and/or corporate or executive officers of Hermès International or in companies in which it directly or indirectly holds at least 10% of the share capital or voting rights, by allotting existing ordinary shares of the Company for no consideration. The existing shares that may be allotted pursuant to this resolution must have been purchased by the Company either in accordance with Article L 225-208 of the Code de Commerce, or as part of any share buyback programme authorised by the sixth resolution submitted to this Meeting under the terms of Article L 225-209 of the Code de Commerce or any share buyback programme applicable previously or in the future;
– Resolves that the Executive Management shall determine the identity of the beneficiaries or the categories of beneficiaries of the bonus shares as well as the conditions and any criteria applying to allotment of the shares;
– Resolves that the Executive Management shall determine the dates on which the bonus shares will be allotted, within the conditions and limitations stipulated by law;
– Resolves that the total number of ordinary shares allotted for no consideration under the terms of this authorisation shall not be such that the total number of bonus shares allotted pursuant to this resolution and the total number of share purchase options granted and not yet exercised amounts to more than 2% of the total number of ordinary shares in the Company as of the date on which the bonus shares are allotted;
– Resolves that the Executive Management shall determine, for each allotment, the period at the end of which the ordinary shares shall be fully vested, which shall not be less than two years, unless new provisions of the law reducing the minimum vesting period were to be enacted, in which case the Executive Management would be authorised to reduce the said vesting period; however, in the event of the beneficiary's death, his or her heirs may request that the shares be allotted within six months after the date of death; furthermore, the shares will be allotted before the end of this period in the event that the beneficiary should become disabled, if such disability falls within the second or third of the categories defined by Article L 341-4 of the Code de Sécurité Sociale;
– Resolves that at the time of each allotment, the Executive Management shall fix the period during which the beneficiaries must hold the shares and that this holding period shall not be less than two years

from the date on which the shares are fully vested, for beneficiaries who are employees of French subsidiaries, and that the Executive Management may waive the said holding period for beneficiaries who are employees of foreign subsidiaries providing that the vesting period indicated in the preceding paragraph is at least four years; however, the shares shall be freely assignable in the case of the beneficiary's death, or should the beneficiary become disabled, if such disability falls within the second or third of the categories defined by Article L 341-4 of the Code de Sécurité Sociale;

- Authorises the Executive Management to determine any applicable conditions and criteria for allotment of the shares, including but not limited to the number of years of service, conditions with respect to maintaining employment or the term of office during the vesting period, and any other financial condition or condition relating to individual or collective performance;
- Authorises the Executive Management to record the bonus shares allotted in a registered account in the name of their owner, showing any lock-up period over the full duration of such period;
- Authorises the Executive Management to undertake, during the period of acquisition of the allotted shares, any adjustments needed to take into consideration the effect of transactions affecting the Company's share capital and, more specifically, to determine the conditions under which the number of ordinary shares allotted will be adjusted;
- More generally, grants all powers to the Executive Management, with the option further to delegate such powers as provided by law, to enter into all agreements, to draw up all documents, to undertake all formalities, and to undertake all filings with all relevant organisations, and, in general, to do all that is necessary.

The period during which the Executive Management may use this authorisation, on one or more occasions, is thirty-eight (38) months from the date of this Meeting. Each year, the Executive Management will report to the General Meeting on the number of shares allotted pursuant to this resolution under the conditions provided by law, and more particularly, by Article L 225-197-4 of the Code de Commerce.

This authorisation supersedes the authorisation granted under the tenth resolution adopted by the Combined General Meeting of 6 June 2006 and cancels the unused portion of that authorisation.

Sixteenth resolution

Amendments to the Articles of Association

The Extraordinary General Meeting, having heard the Management Report and the Supervisory Board's report, resolves to approve the text of the new Articles of Association that will govern the Company as from the end of this Meeting, a copy of which is appended hereto and will be appended to the minutes of the meeting. This resolution is contingent upon the prior approval of such amendments by the partners of Émile Hermès SARL.

Seventeenth resolution

Powers

The Extraordinary General Meeting confers full powers on any bearer of an extract or copy of these minutes recording its deliberations to carry out all legal publication or other formalities.

Proposed Articles of Association Submitted to the Combined General Meeting of 5 June 2007 (changes shown in markup format)

1 - FORM

The Company is a *société en commandite par actions* (partnership limited by shares) between:

- its limited partners, and
- its active partner, Émile Hermès SARL, with registered offices located at 23 rue Boissy-d'Anglas in Paris (75008).

The Company is governed by the laws and regulations applicable to *sociétés en commandite par actions* and by these Articles of Association.

2 - PURPOSE

The Company's purpose, in France and in other countries, is:

- to acquire, hold, manage, and potentially to sell direct or indirect equity interests in any legal entity engaged in the creation, production and/or sale of quality products and/or services, and, in particular, in companies belonging to the Hermès Group;
- to provide guidance to the group it controls, in particular by providing technical assistance services in the legal, financial, corporate, and administrative areas;
- to develop, manage and defend all rights it holds to trademarks, patents, designs, models, and other intellectual or industrial property, and in this respect, to acquire, sell or license such rights;
- to participate in promoting the products and/or services distributed by the Hermès Group;
- to purchase, sell and manage all property and rights needed for the Hermès Group's business operations and/or for asset and cash management purposes;
- more generally, to engage in any business transaction of any kind whatsoever in furtherance of the corporate purpose.

3 - COMPANY NAME

The Company's name is "Hermès International".

4 - REGISTERED OFFICE

The Company's registered office is located at 24 rue du Faubourg-Saint-Honoré, 75008 Paris, France.

It may be transferred:

- to any other location in the same *département*, by a decision of the Executive Management, subject to ratification of such decision at the next Ordinary General Meeting; and
- to any other location, by a decision of the Extraordinary General Meeting.

5 - DURATION

The Company will be dissolved automatically on 31 December 2090, unless it is dissolved previously or unless its duration is extended.

6 - SHARE CAPITAL - CONTRIBUTIONS

6.1 - The authorised share capital is ***€54,506,155.14***. It is made up of ***106,874,814*** shares, all of them fully paid, which are apportioned among the shareholders in proportion to their rights in the Company.

6.2 - The active partner, Émile Hermès SARL, has transferred its business know-how to the Company, in consideration for its share of the profits.

7 - CAPITAL INCREASES AND REDUCTIONS

7.1 - The share capital may be increased either by the issuance of ordinary shares or preference shares, or by increasing the par value of existing equity securities.

7.2 - The General Meeting, voting in accordance with the quorum and majority requirements stipulated by law, has the authority to decide to increase the share capital.

It may delegate this authority to the Executive Management.

The General Meeting that decides to effect a capital increase may also delegate the power to determine the terms and conditions of the issue to the Executive Management.

7.3 - In the event of a capital increase effected by capitalisation of sums in the share premium, reserve or retained earnings accounts, the shares created to evidence the relevant capital increase shall be distributed only among the existing shareholders, in proportion to their rights to the share capital.

7.4 - In the event of a capital increase for cash, the existing share capital must first be fully paid up.

The shareholders have pre-emptive subscription rights, which may be waived under the conditions stipulated by law.

7.5 - Any contributions in kind or stipulation of special advantages made at the time of a capital increase are subject to the approval and verification procedures applicable to such contributions and instituted by law.

7.6 - The Extraordinary General Meeting of shareholders, or the Executive Management when granted special authority for this purpose, and subject to protecting the rights of creditors, may also decide to reduce the share capital. In no event shall such a capital reduction infringe upon the principle of equal treatment of shareholders.

7.7 - The Executive Management has all powers to amend the Articles of Association as a result of a capital increase or reduction and to undertake all formalities in connection therewith.

8 - PAYMENT FOR SHARES

8.1 - Payment in consideration for newly created shares may be made in cash, including by set-off against liquid claims due by the Company; by contributions in kind; by capitalisation of reserves, earnings or share premiums; or as the result of a merger or de-merger.

8.2 - Within the framework of resolutions adopted by the General Meeting, the Executive Chairman calls the funds required to pay for the shares.

Any late payment of amounts due for the shares shall automatically bear interest payable to the Company at the legal interest rate plus three percentage points, and no legal action or formal notice shall be required to collect such interest.

9 - FORM OF THE SHARES

9.1 - All shares issued by the Company are in registered form until they have been fully paid up. Fully-paid shares may be in registered or bearer form, at the shareholder's discretion. They are registered on a securities account under the terms and conditions provided by law.

9.2 - The Company may, at any time, in accordance with the applicable laws and regulations, request from the central custodian or any securities clearing organisation information to enable it to identify the owners of securities giving immediate or future rights to vote at general meetings, as well as the number of securities held by each such owner and any restrictions that may apply to the securities.

10 - TRANSFER OF SHARES

Shares are freely transferable. Transfers are effected under the terms and conditions provided by law.

11 - OWNERSHIP THRESHOLD DISCLOSURES

When the shares are admitted to trading on a regulated market or a financial instruments market that admits trading in shares registered on a securities account with an authorised intermediary under the conditions provided by Article L 211-4 of the Code Monétaire et Financier, any natural or legal person, acting alone or jointly, coming into possession, in any manner whatsoever, within the meaning of Articles L 233-7 *et seq.* of the Code de Commerce, of a number of shares representing 0.5% of the share capital and/or of the voting rights in general meetings, or any multiple of this percentage, at any time, even after moving beyond any of the legal thresholds covered by Article L 233-7 *et seq.* of the Code de Commerce, is required to disclose to the Company the total number of shares it owns by sending a notice by registered post, return receipt requested to the registered office within five days from the date it has moved beyond one of the aforesaid thresholds.

Such disclosure must also be made, under the same conditions as those provided above, whenever the percentage of share capital and/or voting rights held falls below one of the aforesaid thresholds.

In the event of failure to comply with the above requirements, the shares exceeding the threshold which is subject to disclosure shall be disqualified from voting. In the event of an adjustment, the corresponding voting rights may be exercised only after expiration of the period stipulated by law and the applicable regulations.

Unless one of the thresholds covered by the aforesaid Article L 233-7 is exceeded, this sanction shall be applied only at the request of one or several shareholders individually or collectively holding at least 0.5% of the Company's share capital and/or voting rights and duly recorded in the minutes of the General Meeting.

12 - RIGHTS AND OBLIGATIONS ATTACHED TO THE SHARES

12.1 - The shares are indivisible with regard to the Company.

Co-owners of undivided shares must be represented with regard to the Company and at general meetings by one of them only or by a single representative; In the event of a disagreement, their representative shall be appointed by the Court at the request of the co-owner who takes the initiative to refer this matter to the Court.

12.2 - Each share shall give the holder the right to cast one vote at general meetings of shareholders.

However, double voting rights are allocated to:

- any fully-paid registered share which has been duly recorded on the books in the name of the same shareholder for a period of at least four years from the date of the first general meeting following the fourth anniversary of the date when the share was registered on the books; and
- any registered share allotted for no consideration to

a shareholder, in the event of a capital increase effected by capitalisation of sums in the share premium, reserve or retained earnings accounts, in proportion to any existing shares which carry double voting rights.

Double voting rights are automatically eliminated under the conditions stipulated by law.

Voting rights attached to the shares are exercised by the bare owners at all general meetings (ordinary, extraordinary or special meetings), save for decisions regarding the appropriation of net income, in which case the beneficial owner shall exercise the voting rights.

12.3 - Each share gives the holder a right of ownership in the Company's assets, its profits, and any winding-up surplus, in proportion to the percentage of ownership it represents.

All shares are of equal par value and are identical in all respects, except with respect to the date on which they are eligible for the dividend.

12.4 - Ownership of a share automatically entails compliance with the Company's Articles of Association and with resolutions duly adopted by the General Meeting of shareholders.

12.5 - Whenever ownership of a certain number of shares is required in order to exercise any right whatsoever, owners of single shares, or with an insufficient number of shares, may only exercise such rights if they personally arrange to consolidate their shares, or arrange for the purchase or sale of a sufficient number of shares.

13 - DEATH, LEGAL PROHIBITION, PERSONAL BANKRUPTCY, INSOLVENCY, RECEIVERSHIP OR COMPULSORY LIQUIDATION OF A PARTNER

13.1 - Shareholders

The Company shall not be dissolved in case of the death, legal prohibition, or personal bankruptcy of a shareholder, or due to the initiation of insolvency, receivership or compulsory liquidation proceedings against that shareholder.

13.2 - Active partner

13.2.1 - In the event that an active partner should be prohibited by law from engaging in a business profession, or in the case of personal bankruptcy, or should insolvency, receivership or compulsory liquidation proceedings be initiated against him, such active partner shall automatically lose his status as active partner *ipso jure*; the Company shall not be dissolved.

Neither shall the Company be dissolved if an active partner who is a natural person and who was appointed Executive Chairman ceases to hold this office.

If, as a result of this loss of status, the Company no longer has any active partners, an extraordinary general meeting of shareholders must be called forthwith, either to appoint one or more new active partners, or to change the corporate form of the Company. Such change does not entail the creation of a new legal person.

If an active partner loses his status as such, he shall have the right to receive his share of the Company's profits, pro rated until the day such status is lost, in full settlement of all amounts due.

13.2.2 - The Company shall not be dissolved in the event of the death of an active partner. If, as a result of this death, the Company no longer has any active partners, an extraordinary general meeting of shareholders must be called forthwith, either to appoint one or more new active partners, or to change the corporate form of the Company. Such change does not entail the creation of a new legal person.

This also applies if the Company has only one active partner and if that active partner loses his status as such for any reason whatsoever.

The heirs, assigns or the surviving spouse, if any, of the deceased active partner shall have the right to receive the deceased active partner's share of the Company's profits, pro rated until the day such status is lost, in full settlement of all amounts due.

14 - RESPONSIBILITY AND POWERS OF THE ACTIVE PARTNER

14.1 - Active partners are jointly and severally liable for all the Company's debts, for an indefinite period of time.

14.2 - Each active partner has the power to appoint and revoke the appointment of any Executive Chairman, acting on the Supervisory Board's considered recommendation under the conditions provided in the article entitled "Executive Management".

Acting by unanimous consent, the active partners:

- on the Supervisory Board's recommendation:
  - determine the Group's strategic options;
  - determine the Group's consolidated operating and investment budgets; and
  - decide on any proposal submitted to the General Meeting pertaining to the appropriation of share premiums, reserves or retained earnings;
- may formulate recommendations to the Executive Management on all issues of general interest for the Group;
- authorise any loans of Hermès International when-

ever the amount of such loans exceeds 10% of the amount of the consolidated net worth of the Hermès Group, as determined based on the consolidated financial statements drawn up from the latest approved accounts (the "net worth");

- authorise any sureties, endorsements or guarantees and any pledges of collateral and encumbrances on the Company's property, whenever the claims guaranteed amount to more than 10% of the net worth;
- authorise the creation of any company or the acquisition of an interest in any commercial, industrial, financial, movable or immovable property, or any other operation, in any form whatsoever, whenever the amount of the investment in question amounts to more than 10% of the net worth.

14.3 - In order to maintain its status of active partner, and failing which it will automatically lose such status *ipso jure*, Émile Hermès SARL must maintain in its Articles of Association clauses, in their original wording or in any new wording as may be approved by the Supervisory Board of the present Company by a three-quarters majority of the votes of members present or represented, stipulating the following:

- the legal form of Émile Hermès SARL is that of a *société à responsabilité limitée à capital variable* (limited company with variable capital);
- the exclusive purpose of Émile Hermès SARL is:
  - to serve as active partner and, if applicable, as Executive Chairman of Hermès International;
  - potentially to own an equity interest in Hermès International; and
  - to carry out all transactions in view of pursuing and accomplishing these activities and to ascertain that any liquid assets it may hold are appropriately managed;
- only the following may be partners in the Company:
  - descendants of Mr Émile-Maurice Hermès and his wife, *née* Julie Hollande; and
  - their spouses, but only as beneficial owners of the shares; and
- each partner of Émile Hermès SARL must have deposited, or arrange to have deposited, shares in the present Company in the corporate accounts of Émile Hermès SARL in order to be a partner of this Company.

14.4 - Any active partner who is a natural person and who has been appointed to the office of Executive Chairman shall automatically lose his status as active partner immediately upon termination of his office of Executive Chairman for any reason whatsoever.

14.5 - All decisions of the active partners are recorded in minutes, which are entered in a special register.

15 - EXECUTIVE MANAGEMENT

15.1 - The Company is administered by one or two Executive Chairman or Chairmen, who may be but are not required to be active partners in the Company. If there are two Executive Chairmen, any provision of these Articles of Association mentioning "the Executive Chairman" shall apply to each Executive Chairman. The Executive Chairmen may act jointly or separately. The Executive Chairman may be a natural person or a legal person, which may be but is not required to be an active partner.

15.2 - The Executive Chairmen's term of office is open-ended.

During the Company's lifetime, the power to appoint an Executive Chairman is exclusively reserved for the active partners, acting on the Supervisory Board's recommendation. Each active partner may act separately in this respect.

15.3 - The appointment of an Executive Chairman is terminated in case of death, disability, legal prohibition, or due to the initiation of insolvency, receivership or compulsory liquidation proceedings against that Executive Chairman; if the appointment is revoked; if the Executive Chairman resigns; or when the Executive Chairman reaches 75 years of age.

The Company shall not be dissolved if an Executive Chairman's appointment is terminated for any reason whatsoever.

An Executive Chairman who wishes to resign must notify the active partners and the Supervisory Board thereof at least six months in advance, by registered post, unless each of the active partners, after soliciting the opinion of the Supervisory Board, has agreed to reduce this notice period.

An Executive Chairman's appointment can be revoked only by an active partner, acting on the Supervisory Board's considered recommendation. In the event that the Supervisory Board recommends against revocation, the active partner in question must suspend its decision for a period of at least six months. At the end of this period, if it persists in its wish to revoke the appointment of the Executive Chairman in question, that active partner must again solicit the opinion of the Supervisory Board, and once it has obtained a favourable recommendation from the Board, it may revoke the appointment of that

Executive Chairman.

16 - POWERS OF THE EXECUTIVE MANAGEMENT

16.1 - Relationships with third parties

Each Executive Chairman is invested with the broadest of powers to act on the Company's behalf, in all circumstances. Each Executive Chairman shall exercise these powers within the scope of the corporate purpose and subject to those powers expressly granted by law to the Supervisory Board and to General Meetings of shareholders.

16.2 - Relationships among the partners

In relationships among partners, the Executive Management holds the broadest of powers to undertake all management acts, but only if such acts are in the Company's interests and subject to those powers granted to the active partners and to the Supervisory Board by these Articles of Association.

16.3 - Delegations of powers

The Executive Chairman may, under his responsibility, delegate all powers as he sees fit and as required for the proper operation of the Company and its group.

He may issue a limited or unlimited blanket delegation of powers to one or more executives of the Company, who then take on the title of Managing Director.

17 - REMUNERATION OF THE EXECUTIVE MANAGEMENT

The Executive Chairman (or, where there is more than one, each Executive Chairman) shall have the right to receive remuneration fixed by the Articles of Association and, potentially, additional remuneration, the maximum amount of which shall be determined by the Ordinary General Meeting, with the approval of the active partner or, if there are several active partners, with their unanimous approval.

Under the terms of the Articles of Association, the gross annual remuneration of the Executive Chairman (or, where there is more than one, of each Executive Chairman) for the year shall not be more than 0.20% of the Company's consolidated income before tax for the previous financial year.

However, if there are more than two Executive Chairmen, the combined total gross annual remuneration of all Executive Chairmen shall not be more than 0.40% of the Company's consolidated income before tax for the previous financial year.

Within the maximum amounts set forth herein, the Management Board of the active partner Émile Hermès SARL shall determine the effective amount of the annual remuneration of the Executive Chairman (or, where there is more than one, of each Executive Chairman).

18 - SUPERVISORY BOARD

18.1 - The Company is governed by a Supervisory Board consisting of three to fifteen members selected from among shareholders who are not active partners, legal representatives of an active partner, or Executive Chairmen. When appointments to the Supervisory Board come up for renewal, the number of Supervisory Board members is fixed by a decision adopted by the active partners by unanimous vote.

Supervisory Board members may be natural persons or legal entities.

At the time of their appointment, Supervisory Board members that are legal entities must designate a permanent representative who is subject to the same terms, conditions and obligations and incurs the same liabilities as if he were a Supervisory Board member in his own name, without prejudice to the joint and several liability of the legal entity he represents. The permanent representative serves for the same term of office as the legal entity he represents.

If the legal entity revokes its representative's appointment, it is required to notify the Company thereof forthwith by registered post, and to state the identity of its new permanent representative. This requirement also applies in the event that the permanent representative should die, resign, or become incapacitated for an extended period of time.

18.2 - Supervisory Board members are appointed or reappointed by the Ordinary General Meeting of shareholders. The active partners may, at any time, propose that one or more new Supervisory Board members be nominated.

All Supervisory Board appointments are renewed every three years during the Annual General Meeting. All appointments, whether to replace a Supervisory Board member or otherwise, are made for a term ending on the date on which all Supervisory Board appointments are to be renewed.

18.3 - No person over the age of seventy-five shall be appointed to the Supervisory Board if, as a result of such appointment, more than one-third of the Board members would be over that age.

18.4 - The appointments of Supervisory Board members can be revoked by a resolution adopted by the Ordinary General Meeting only for cause, on the joint

recommendation of the active partners, acting by unanimous consent, and the Supervisory Board.

18.5 - In the event of a vacancy or vacancies caused by the death or resignation of one or more Supervisory Board members, the Supervisory Board may appoint an interim replacement member within three months as from the effective date of the vacancy.

However, if no more than two Supervisory Board members remain in office, the member or members in office, or, in his or their absence, the Executive Chairman, or in his absence, the statutory auditor or auditors, shall immediately call an Ordinary General Meeting of shareholders for the purpose of filling the vacancies to bring the number of Board members up to the required minimum.

19 - DELIBERATIONS OF THE SUPERVISORY BOARD

19.1 - The Supervisory Board elects a Chairman, who is a natural person, and two Vice-Chairmen, from among its members.

It appoints a secretary who may be but is not required to be a Supervisory Board member.

If the Chairman is absent, the older of the two Vice-Chairman acts as Chairman.

19.2 - The Supervisory Board meets when convened by its Chairman or by the Executive Management, whenever required for the Company's best interest but no less than twice per year, at the Company's registered office or at any other place specified in the notice of meeting.

Notices are served by any means providing legally valid proof in business matters, at least seven business days before the meeting. This period of time may be shortened by unanimous consent of the Chairman or a Vice-Chairman of the Supervisory Board, the active partners and the Executive Management.

Any member of the Supervisory Board may give a proxy to one of his colleagues to represent him at a Board meeting, by any means providing legally valid proof in business matters. Each member may hold only one proxy during a given meeting. These provisions are applicable to the permanent representative of a legal entity that is a member of the Supervisory Board.

The Supervisory Board is duly convened only if a quorum consisting of at least half of its members is present or represented.

Resolutions are adopted by a majority of the votes of members present or represented. However, the Supervisory Board must approve or reject any proposed new wording of certain clauses of the Articles of Association of Émile Hermès SARL by a three-quarters majority of members present or represented, in accordance with the stipulations of the article entitled "Responsibilities and Powers of the Active Partners".

Supervisory Board members who participate in the meeting by videoconferencing or telecommunications means that enable them to be identified and effectively to participate in the meeting through the use of technology providing for continuous and simultaneous transmission of discussions are deemed to be present for purposes of calculating the quorum and majority, except at Supervisory Board meetings convened for the review and verification of the annual report and consolidated and parent company financial statements. The Supervisory Board defines the conditions and procedures for using videoconferencing or other telecommunications means when applicable.

The Executive Management must be convened to Supervisory Board meetings and may attend such meetings, but it does not have the right to participate in the discussion and to vote.

19.3 - The deliberations of the Supervisory Board are recorded in minutes, which are entered in a special initialled register and signed by the Chairman and the secretary.

20 - POWERS OF THE SUPERVISORY BOARD

20.1 - The Supervisory Board exercises ongoing control over the Company's management.

For this purpose, it has the same powers as the Statutory Auditors and receives the same documents as the Auditors, at the same time as the Auditors. In addition, the Executive Management must submit to a detailed report the Supervisory Board on the Company's operations at least once a year.

20.2 - The Supervisory Board submits to the active partners for their consideration its considered recommendation:

- on the nomination of any Executive Chairman of the Company; and
- in case of the Executive Chairman's resignation, on reducing the notice period.

20.3 - Each year, the Supervisory Board determines the proposed appropriation of net income to be submitted to the General Meeting.

20.4 - The Supervisory Board approves or rejects any proposed new wording of certain clauses of the Articles of Association of Émile Hermès SARL in accordance with the stipulations of the article entitled

"Responsibilities and Powers of the Active Partners".

20.5 - The active partners must consult the Supervisory Board prior to taking any decisions concerning:

- strategic options;
- consolidated operating and investment budgets; and
- any proposal submitted to the General Meeting pertaining to the appropriation of share premiums, reserves or retained earnings.

20.6 - Each year, the Supervisory Board presents a report to the annual Ordinary General Meeting of shareholders in which it comments on the Company's management and draws attention to any inconsistencies or inaccuracies identified in the financial statements for the year.

This report, together with the Company's balance sheet and a list of its assets and liabilities, is made available to the shareholders and may be consulted at the Company's registered office as from the date of the notice of the General Meeting.

The Supervisory Board may convene a general meeting of shareholders whenever it deems this appropriate.

The functions exercised by the Supervisory Board do not entail any interference with the Executive Management, or any liability arising from the management's actions or from the results of such actions.

21 - JOINT COUNCIL OF THE SUPERVISORY BOARD AND MANAGEMENT BOARD OF THE ACTIVE PARTNER

21.1 - The Executive Management of the Company or the Chairman of the Company's Supervisory Board shall convene a joint council meeting of the Supervisory Board and of the active partners whenever they deem it appropriate; for purposes of this council, Émile Hermès SARL is represented by its Management Board.

Notices are served by any means providing legally valid proof in business matters, at least seven business days before the meeting. This period of time may be shortened by unanimous consent of the Chairman or a Vice-Chairman of the Supervisory Board and the Executive Chairman.

21.2 - The joint council meets at the place indicated in the notice of meeting. It is chaired by the Chairman of the Company's Supervisory Board, or, in his absence, by one of the Vice-Chairmen of the Company's Supervisory Board, or, in their absence, by the oldest Supervisory Board member present. The Executive Chairman or, if the Executive Chairman is a legal entity, its legal representative or representatives, are convened to meetings of the joint council.

21.3 - The joint council has knowledge of all matters that it addresses or that are submitted thereto by the party who convened the conference, but does not, in the decision-making process, have the right to act as a substitute for those bodies to which such powers are ascribed by law or by the Articles of Association of the Company and of the active partner that is a legal entity.

At their discretion, the Supervisory Board and active partners may make all decisions or issue all recommendations within their jurisdiction in a joint council meeting.

22 - REMUNERATION OF THE SUPERVISORY BOARD

Supervisory Board members may receive, as director's fees, a fixed sum per year, the amount of which is determined by the Ordinary General Meeting of shareholders, until such time as a new resolution is adopted by the Meeting.

The Board apportions Directors' fees among its members as it sees fit.

23 - STATUTORY AUDITORS

The Company's financial statements are audited by one or more statutory auditors, under the terms and conditions provided by law.

24 - GENERAL MEETINGS OF SHAREHOLDERS

24.1 - General meetings are convened under the conditions laid down by law.

They are held at the registered office or at any other place specified in the notice of meeting.

24.2 - The right to participate in general meetings is subordinated to registered shares being entered in the Company's register or bearer shares being registered in a securities account opened with an authorised financial intermediary, no later than three business days before the date of the meeting (before 12:00 a.m., Paris time). ~~the shareholder's registration in the Company's books or by the shareholder's filing, at the place specified in the notice of meeting, the certificate evidencing~~

Shareholders owning bearer shares must obtain an admittance certificate from the authorised financial intermediary evidencing the registration of their shares, which is attached to the postal vote or proxy form. Shareholders may vote by mail or by proxy; postal vote

and proxy forms must be received by the Company no later than three days before the date of the meeting. the unavailability of his bearer shares, at least three business days before the date of the meeting.

All proxies must also be filed at the same place, within the same period of time.

Persons invited by the Executive Management or by the Chairman of the Supervisory Board may also attend general meetings.

The active partners may attend general meetings of shareholders. Active partners that are legal entities are represented by a legal representative or by any person, shareholder or otherwise, designated thereby.

24.3 - General meetings are chaired by the Chairman of the Supervisory Board or, in his absence, by one of the Vice-Chairmen of the Board, or in their absence, by the Executive Chairman.

24.4 - The ordinary and extraordinary general meetings, duly convened in accordance with the conditions specified by law, carry out their responsibilities in accordance with the law.

24.5 - Except for resolutions pertaining to the nomination and revocation of Supervisory Board members, the nomination and revocation of the Statutory Auditors, the appropriation of net income for the year and the approval of related-party agreements that are subject to shareholders' approval, no resolution adopted by the general meeting shall be valid unless it is approved by the active partners no later than at the end of the general meeting that voted on the relevant resolution.

The Company's Executive Management has all powers duly to record such approval.

25 - FINANCIAL YEAR

Each financial year consists of twelve months, commencing on 1 January and ending on 31 December.

26 - APPROPRIATION AND DISTRIBUTION OF PROFITS

The General Meeting approves the financial statements for the past year and duly notes the amount of distributable profits.

The Company pays 0.67% of the distributable profits to the active partners, at the time and place designated by the Executive Management, within nine months at most after the end of the financial year. The active partners distribute this sum amongst themselves as they see fit.

The remaining distributable profits revert to the shareholders. Their appropriation is decided by the Ordinary General Meeting, on the Supervisory Board's recommendation.

On the Supervisory Board's recommendation, the General Meeting may grant to each shareholder an option to receive payment for all or part of the dividend or interim dividend in cash or in shares, under the conditions laid down by law.

On the Supervisory Board's recommendation, the General Meeting may decide to draw from the balance of profits reverting to the shareholders the sums it deems appropriate to be allocated to shareholders' retained earnings or to be appropriated to one or more extraordinary, general or special reserve funds, which do not bear interest, and to which the active partners as such have no rights.

On the unanimous recommendation of the active partners, the reserve fund or funds may, subject to approval by the Ordinary General Meeting, be distributed to the shareholders or allocated to the partial or total amortisation of the shares. Fully amortised shares shall be replaced by entitlement shares with the same rights as the former shares, with the exception of the right to reimbursement of capital.

The reserve fund or funds may also be incorporated into the share capital.

Dividends are payable at the times and places determined by the Executive Management within a maximum of nine months from the end of the financial year unless this time period is extended by a court of law.

27 - DISSOLUTION OF THE COMPANY

At the end of the Company's lifetime or in the event of early dissolution, the General Meeting decides on the winding-up procedure and appoints one or several liquidators, whose powers are defined by the Meeting and who carry out their responsibilities in accordance with the applicable laws.

Any winding-up dividend is distributed amongst the shareholders.

Information on Co-opted Board Members whose Nomination is Subject to Ratification by the Combined General Meeting of 5 June 2007

Robert Peugeot

Date of birth: 25 April 1950

Offices or positions held within the Hermès Group

Nil

Positions held during the past five years

2007-present	Member of the Supervisory Board of Peugeot SA
2002-2007	Member of the Executive Committee and Vice President, Innovation and Quality, PSA Peugeot Citroën Group
2002-present	Chairman and CEO, Société Foncière, Financière et de Participations (FFP)

Offices held in other companies

Member of the Supervisory Board of Aviva France (SACS)
Executive Manager, CHP Gestion (SARL)
Legal Representative of Société Foncière, Financière et de Participations FFP; Chairman: Financière Guiraud (SAS)
Director, Immeubles et Participations de l'Est (SA)
Executive Manager, Rodom (SC)
Permanent Representative of Société Foncière, Financière et de Participations FFP; member of the Supervisory Board of Zodiac (SACS)
Director, Citroën Denmark A/S (Denmark)
Director, Fomentos de Construcciones y Contratas, SA (Spain)
Chairman and CEO, Simante S.L. (Spain)
Director, Aviva Participations (SA)
Director, Etablissements Peugeot Frères (SA)
Director, GIE PSA Renault (GIE)
Director, Imerys (SA)
Director, LFPF La Française de Participations Financières (SA)
Director, Sanef (SA)
Member of the Supervisory Board of Citroën Deutschland Aktiengesellschaft (Germany)
Director, B-1998, SL (Spain)
Director, FCC Construccion, SA (Spain)
Director, Citroën UK Ltd (United Kingdom)

Other offices and positions held during 2006

Company name	Legal form	Country	Office	Comments
Aviva France	SACS	France	Supervisory Board member	
Aviva Participations	SA	France	Director	
CHP Gestion	SARL	France	Executive Manager	
Établissements Peugeot Frères	SA	France	Director	
Financière Guiraud	SAS	France	Legal Representative Société Foncière, Financière et de Participations – FFP, Chairman	
GIE PSA Renault	GIE	France	Director	
Imerys	SA	France	Director	
Immeubles et Participations de l'Est	SA	France	Director	
Institut Français du Pétrole	SA	France	Director	Until 10/10/2006
LFPF – La Française de Participations Financières	SA	France	Director	
PSA Peugeot Citroën	SACS	France	Member and Executive Vice President, Innovation and Quality	
Rodom	SC	France	Executive Manager	
Sanef	SA	France	Director	
Société Foncière, Financière et de Participations – FFP	SA	France	Chairman and Chief Executive Officer	
Zodiac	SACS	France	Permanent Representative of Société Foncière, Financière et de Participations (FFP), Supervisory Board member	
Citroën Deutschland Aktiengesellschaft		Germany	Supervisory Board member	
Citroën Danemark A/S		Denmark	Director	
B-1998, SL		Spain	Director	
Fomentos de Construcciones y Contratas, SA		Spain	Director	

Information on Co-opted Board Members whose Nomination is Subject to Ratification by the Combined General Meeting of 5 June 2007

Company name	Legal form	Country	Office	Comments
FCC Construccion, SA		Spain	Director	
Simante S.L.		Spain	Chairman and Chief Executive Officer	
Citroën UK Ltd		United Kingdom	Director	

Other offices and positions held during the previous four years and ending before 1 January 2006

Company name	Legal form	Country	Office	Comments
Groupe Taittinger	SACS	France	Supervisory Board member	Until 2005
Imerys	SACS	France	Supervisory Board member	Until 2005
Lisi	SA	France	Director	Until 2002
Société du Louvre	SA	France	Director	Until 2005
Peugeot Automobile UK Ltd		United Kingdom	Director	Until 2005

General Trend

In 2006, sales at Hermès moved up 6.1% and net income 8.7%.
Earnings per share advanced 10.7%.

All continents contributed to growth

Sales of the Hermès Group rose 6.1% in 2006 (7.8% at constant exchange rates) to €1,514.9 million, after accelerating in the fourth quarter.

Hermès continued to expand the distribution network, opening or renovating twenty-six branches.

In France, sales advanced 8% over the year, a momentum mirrored elsewhere in Europe (up 15%) and in the Americas (up 8%). In Japan, sales grew 5% in a rather sluggish environment.

Across Asia, retail sales held firm, especially in China, climbing by 5%.

All sectors delivered growth

Growth was driven by Perfumes, which surged 39%, and Tableware (up 22%). Sales of Silks and Textiles (up 7%) rebounded sharply in the fourth quarter.

Saddlery-Leather Goods sales increased 6%, helped by a 17% advance in leather bags, which offset the loss of sales from the discontinued canvas bag lines.

The Clothing and Accessories and Watch Sector posted gains of 1% and 8% respectively, and other Hermès sectors, 16%.

Earnings growth

Operating income came to €415.2 million (operating margin: 27.4%), up 8.3% on 2005 and up 11.3% at constant exchange rates. This includes a net gain of €14.1 million on the sale of the stake in Leica Camera AG.

Consolidated net income increased 8.7% to €268.4 million, up from €247.0 million in 2005. The net margin widened from 17.3% in 2005 to 17.7% in 2006.

Earnings per share advanced 10.7%.

Persistently high investments in 2006

The Group invested €134 million in 2006 to extend the distribution network and increase production capacity. It also expanded its areas of expertise by taking a stake in watch manufacturer Vaucher.

In addition, Hermès bought back €136 million worth of its shares. Cash flow increased 5.2% to €321.7 million.

Many jobs created

Hermès hired 675 new employees over the year in order to strengthen its production and sales staff, bringing the total headcount to 6,825 at year-end.

2007 outlook

Hermès will continue investing to expand its distribution network and increase its production capacity. In 2007 – the year dedicated to Dance – Hermès will pursue its strategy of uniting creativity, quality and the spirit of craftsmanship. ■

Five-year Summary of Financial Data

	2006	2005	2004	2003	2002
Share capital at year-end					
Share capital (in thousands of euros)	54,506	55,591	56,575	56,511	56,381
Number of shares in issue	106,874 814[1]	36,333,854	36,977,172	36,935,004	36,850,272

Income statement data

(in thousands of euros)

	2006	2005	2004	2003	2002
Sales excluding VAT	50,769	47,191	43,113	40,375	41,487
Income before tax, employee profit-sharing, depreciation, amortisation, provisions, and impairment	229,653	200,421	233,675	183,994	181,259
Corporate income tax	(9,236)	(9,233)	(11,074)	(1,776)	(1,149)
Employee profit sharing	1,919	1,651	1,465	1,373	1,286
Income after tax, employee profit-sharing, depreciation, amortisation, provisions, and impairment	225,633	223,153	213,566	167,786	174,747
Profits distributed as dividends (including treasury shares)	103 042[2]	92,330	75,385	63,914	61,974

Per-share data

(in euros)

	2006	2005	2004	2003	2002
Income after tax and employee profit-sharing but before depreciation, amortisation and provisions	2.22[1]	5.72	6.56	4.99	4.92
Income after tax employee profit-sharing, depreciation, amortisation and provisions	2.11[1]	6.14	5.78	4.54	4.74
Net dividend paid per share	0.95[1,2]	2.50	2.00	1.70	1.65

Personnel

	2006	2005	2004	2003	2002
Number of employees (permanent staff on the payroll at end of period)	216	197	175	169	162
Total payroll costs for the year (in thousands of euros)	18,879	16,994	15,636	16,672	12,524
Employee benefits paid during the year (in thousands of euros)	9,941	10,130	9,058	5,918	8,100

1. After three-for-one stock split on 10 June 2006
2. Subject to approval by the Combined General Meeting of 5 June 2007.

Main Consolidated Figures (in millions of euros)

	2006	2005	2004[1]	2003	2002
Consolidated sales	1.514.9	1,427.4	1,331.4	1,230.0	1,242.3
Recurring operating income	401.1	383.5	357.1	332.8	320.2
Operating income	415.2	383.5	357.1	332.8	320.2
Net income - Group's share	268.4	247.0	213.9	216.8	215.5
Operating cash flow	321.7	305.9[3]	291.7	258.7	273.2
Investments	134.3	118.5	118.8	94.2	101.6
Shareholders' equity after minorities (before appropriation)	1.409.0	1,380.2[2]	1,272.2[2]	1,159.0	1.041.5
Net cash position	538.2	584.7[3]	565.3[3]	454.2	374.8
Adjusted net cash position[4]	536.3	584.5	534.6	454.2	374.8
Economic value added	197.7	188.0	146.6	140.7	154.2
Return on capital employed (ROCE)	26%	27%	25%	23%	25%
Number of employees	6.825	6,150	5,871	5,594	5,361

[1] 2004 figures are restated under IFRS.
[2] 2005 reported figures are after applying the SoRIE amendment on recognition of actuarial gains and losses on liabilities to employees.
[3] Cash flow from operations reported in 2005 has been adjusted for the impact of revaluation of liabilities and receivables denominated in foreign currencies. Net cash reported in 2005 for 2005 and 2004 has been restated to exclude borrowings.
[4] Adjusted net cash includes non-liquid financial investments and borrowings.

OFFICIAL NOTICE TO THE ANNUAL MEETING

A combined general meeting will be held on Tuesday June 5th 2007, at 4:30 pm at Palais des congres, grand amphitheatre, 2 place de la porte Maillot, 75017 Paris.

This meeting is called, among others, to approve the accounts for the year ending December 31st 2006.

The announcement valued as the official notice has been published in Balo as of april 20th 2007.

Documents allowing nominative and bearer shareholders to attend this meeting, or to vote by correspondence, are at their disposal upon written request sent directly or through their bank to BNP PARIBAS Securities Services, GCT-Services des assemblées, Immeuble Tolbiac, 75450 Paris cedex 09.

Each shareholder may also, from the notice of meeting until the 5th day prior to the meting, send a written request to receive additional legal documents and information as per articles R 225-81 and R 225-83 of the Code of commerce, to BNP PARIBAS Securities Services, to the above mentioned address.

INFORMATION ON FEES PAID TO AUDITORS AND ADVISORS

Fees paid to the statutory auditors and to members of their networks in 2006 are broken down as follows:

in millions of euros

	Réseau Deloitte				Didier Kling & Associés			
	2006	Alloc.	2005	Alloc.	2006	Alloc.	2005	Alloc.
Auditing								
Auditing of accounts	1.1	88%	1.1	91%	0.1	100%	0.1	100%
– Hermès International (parent company)	*0.2*	*19%*	*0.3*	*25%*	*0.1*	*72%*	*0.1*	*100%*
– Fully-consolidated subsidiaries	*0.9*	*69%*	*0.8*	*66%*	*nm*	*28%*	–	–
Other legal and related engagements	0.1	8%	0.0	0%	–	–	–	–
– Hermès International (parent company)	*0.0*	*2%*	*0.0*	*0%*	–	–	–	–
– Fully-consolidated subsidiaries	*0.1*	*6%*	*0.0*	*0%*	–	–	–	–
Sub-total	*1.2*	*96%*	*1.1*	*91%*	*0.1*	*100%*	*0.1*	*100%*
Other services								
Legal, tax and labour matters	nm	4%	0.1	9%	–	–	–	–
Sub-total	*nm*	*4%*	*0.1*	*9%*	–	–	–	–
TOTAL	**1.2**	**100%**	**1.2**	**100%**	**0.1**	**100%**	**0.1**	**100%**

nm: not material.

The imbalance between the two audit firms is due to the fact that Deloitte is in charge of auditing for nearly all of the Hermès Group's foreign subsidiaries.

Report from the Chairman of the Supervisory Board on the Conditions for Preparation and Organisation of the Supervisory Board's Work

In accordance with the applicable regulations and with the recommendations issued by the Autorité des Marchés Financiers, we hereby submit our report on the conditions for preparation and organisation of the Board's work and on the principles of corporate governance established and followed by the Company.

The Company follows those AFEP/MEDEF recommendations on corporate governance that are applicable to a *société en commandite par actions* (partnership limited by shares).

Composition of the Supervisory Board

The Supervisory Board comprises nine members: Mr Jérôme Guerrand, Chairman; Mr Maurice de Kervénoaël and Mr Ernest-Antoine Seillière, Vice-Chairmen; and Mrs Agnès Harth, Miss Julie Guerrand, Mr Frédéric Dumas, Mr Renaud Momméja, Mr Robert Peugeot and Mr Éric de Seynes.

Mr Jean-Claude Rouzaud resigned from his office as Supervisory Board member effective on 27 November 2006. At its meeting of 24 January 2007, the Supervisory Board filled the seat left vacant by Mr Rouzaud by co-opting Mr Robert Peugeot to replace him. The shareholders will be asked to ratify this appointment at the General Meeting of 5 June 2007.

Mrs Nathalie Besombes, who is in charge of corporate legal matters, serves as Secretary of the Board under the Chairman's supervision.

In keeping with the ownership structure of the Company, which is majority-owned by the Hermès family, several years ago, the Supervisory Board was opened up to include members who are not related to the Hermès family. Three incumbent Supervisory Board members are not related to the Hermès family: Messrs Maurice de Kervénoaël, Robert Peugeot and Ernest-Antoine Seillière.

Operation of the Supervisory Board

The Supervisory Board has not established any rules of procedure, as its *modus operandi* are clearly delineated in the Company's Articles of Association. A summary of these rules is provided on page 195.

The Statutory Auditors and the Works Council representatives are systematically invited to attend all Supervisory Board meetings.

The Supervisory Board meets at least twice a year, as stipulated by the Articles of Association.

During 2006, the Supervisory Board met three times. All Supervisory Board members diligently came to meetings. The average attendance rate was 92.59%.

In addition, as in previous years, the Chairman of the Supervisory Board was invited to attend all meetings of the Management Board of Émile Hermès SARL.

To ensure that Supervisory Board meetings are held in due and proper form, a file containing background documents on matters appearing on the agenda is sent out to each Supervisory Board member prior to each meeting.

Persons who are not Board members, in particular members of the Executive Committee and the Management Committee, may be invited to attend Board meetings at the Chairman's discretion to provide any information that members of the Board might require to reach a full understanding of matters on the agenda that are technical in nature or require special expertise.

Minutes are drawn up at the end of each meeting and sent to all Board members, who are invited to comment. Any comments are discussed at the next Supervisory Board meeting, which approves the final text of the minutes of the previous meeting.

Report from the Chairman of the Supervisory Board on the Conditions for Preparation and Organisation of the Supervisory Board's Work

Role of the Supervisory Board

The primary role of the Supervisory Board of a *société en commandite par actions* (partnership limited by shares) is to maintain ongoing control over the Company's management in accordance with the law and with the Articles of Association.

In this respect, the Supervisory Board is responsible for assessing the advisability of strategic choices; monitoring the correctness of Executive Management's actions; ensuring equal treatment of all shareholders; and verifying the procedures implemented by the Company to ensure the fairness and accuracy of the parent-company and consolidated financial statements.

To fulfil these obligations, every year, the Supervisory Board presents any comments it may have on the parent-company and consolidated financial statements, decides the proposed appropriation of net income, and provides all recommendations and authorisations.

The Supervisory Board has delineated the due diligence procedures it carried out during the year ended 31 December 2006 in a report presented to the Annual General Meeting called to approve the financial statements (pages 64-65).

The functions exercised by the Supervisory Board do not entail any interference with the Executive Management, or any liability arising from the management's actions or from the results of such actions.

Expense reimbursements

Supervisory Board members are reimbursed for travel, accommodation and restaurant expenses incurred thereby to attend the Supervisory Board meetings, upon presentation of substantiating documents or receipts.

There is a ceiling on such reimbursements.

Directors' fees

The Supervisory Board apportioned directors' fees in the amount of €130,000 euros for 2006, as approved by a resolution adopted by the shareholders at the Ordinary General Meeting of 6 June 2006. The fees apportioned to each director are shown on page 31 of the Management Report.

In 2006, the apportionment rules were amended to stipulate that Supervisory Board members who are employees of a Hermès Group company may now receive directors' fees.

Special committees

In January 2005, the Supervisory Board created two special committees: an Audit Committee and a Remuneration Committee.

• Remuneration Committee

The Remuneration Committee consists of the following members:

- Mr Ernest-Antoine Seillière, Chairman;
- Mr Bertrand Puech, member.

The responsibilities of the Remuneration Committee are:

- to receive information and make recommendations on the terms and conditions of remuneration paid to Executive Committee members;
- to receive information and make recommendations on the terms and conditions of any share purchase options and bonus shares granted to Executive Committee members;
- to ascertain that the remuneration of the Executive Chairmen complies with the provisions of the Articles of Association and the decisions made by the active partners.

The Remuneration Committee met twice during 2006. All members attended both meetings (the average attendance rate was 100%).

In 2006, the Remuneration Committee reviewed the following matters and issued recommendations thereon:

- 2006 compensation, 2005 bonuses and target

bonuses for 2006 for Executive Committee members;
– 2006 compensation for the Executive Chairmen.

• Audit Committee

The Audit Committee is composed of the following members:
– Mr Maurice de Kervénoaël, Chairman;
– Mr Charles-Éric Bauer, member;
– Miss Julie Guerrand, member;
– Mr Éric de Seynes, member.

The responsibilities of the Audit Committee are:
– to review and comment on the Company's parent company and consolidated financial statements prior to their approval by the Executive Management;
– to ascertain that the accounting methods applied are relevant and consistent;
– to verify that internal data collection and control procedures guarantee the quality of information provided;
– to review the work programme and results of internal and external audit assignments;
– to carry out special tasks assigned to it by the Supervisory Board.

The Audit Committee met twice during 2006. All members attended both meetings (the average attendance rate was 100%).

In 2006, the Audit Committee reviewed the following matters and issued recommendations thereon:
– review of consolidated financial statements for the year ended 31 December 2005;
– future work of the Audit Committee;
– review of consolidated financial statements for the six months ended 30 June 2006;
– significant events after the balance sheet date;
– Statutory Auditors' reports;
– audit work and procedures relating to cash management.

The Committee also carried out a trial audit to test one European subsidiary's internal control and cash security system.

• Compensation of Committee members

Members of the Remuneration Committee and Audit Committee receive €5,000 per year and the chairmen of those committees receive €10,000 per year.

Operation of the Committees

Each committee meets when convened by its Chairman in writing or orally, at any place indicated in the notice of meeting.

The deliberations of each committee meeting are recorded in minutes, which are entered in a special register and signed by the members in attendance.

Principles and rules applied by the Board to determine remuneration and benefits in kind granted to Corporate Executive Officers

As described in the Management Report (page 29), the Executive Chairmen's remuneration is capped by a ceiling defined in the Articles of Association (remuneration authorised by the Articles of Association) and by a ceiling approved by the General Meeting (additional remuneration). The Management Board of Émile Hermès SARL, active partner, determines the remuneration effectively paid to the Executive Chairmen within these limits. The Remuneration Committee ascertains that remuneration paid to the Executive Chairmen complies with the rules set forth above.

The Chairman of the Supervisory Board

Executive Management's Report on Internal Control Procedures Instituted by the Company

This report has been prepared on a voluntary basis in reference to Article 117 of the Loi de Sécurité Financière (Financial Security Act) of 1 August 2003 (Article L 225/37 of the Code de Commerce) and in accordance with Article L 621-18-3 of the Code Monétaire et Financier. It describes the internal control procedures instituted by Hermès International.

Without formally adopting these recommendations for fiscal year 2006, in carrying out its work and in preparing this report, Hermès International drew extensively on the documents issued by the AMF Working Group defining the internal control "Reference Framework" and on the "Application Guide" and "Questionnaires" (published in January 2007).

Hermès International's internal control system

The internal control system is designed by the Company and implemented under its responsibility. Its objectives are to ensure:

- compliance with laws and regulations;
- proper observance of the Executive Management's instructions and strategy directions;
- the effective operation of the Company's internal procedures, particularly those designed to help safeguard its assets; and
- the reliability of financial information.

More broadly, the internal control system enables the Company to maintain control over its businesses, to enhance the efficiency of its operations and to optimise the use of its resources.

By helping to prevent and control the risk that the Company will not meet its stated targets, internal control plays an important role in the conduct and oversight of Hermès International's different businesses.

However, no internal control system can absolutely guarantee that the Company will meet its targets or that it will eliminate all risks.

Hermès International strives to apply an effective internal control system within all of its subsidiaries.

Strong internal control components

While Hermès has grown into an international group, it retains its human dimension. The Company is dedicated to a culture and spirit of craftsmanship and seeks to cultivate a well-rounded set of values among its employees in a family-style environment.

Among these values, quality is paramount.

The Group's commitment to quality – the very essence of Hermès' business – applies not just to products but also to management methods. Hermès attaches great importance to its senior executives' managerial abilities.

The Hermès culture, which is propagated mainly through integration programmes for new managers and special training, imparts to each individual a thorough understanding of his or her role in the organisation and of the need to abide by the Hermès code of conduct and rules of behaviour. The quality-oriented values and mentality shared by all employees serve as a solid foundation to underpin acceptance and observance of stringent internal control policies and procedures.

• An appropriate organisation

The Company is managed by an Executive Committee, a Management Committee and several special committees. This organisation ensures that strategic directions are consistently followed and that information is properly disseminated. Detailed organisational charts and memoranda outlining strategic goals give staff members a thorough

understanding of their role in the organisation and a way periodically to evaluate their performance by comparing it with stated targets.

During 2006, the business sectors were reorganised with a view to clearly defining roles and responsibilities and to increase accountability by decentralising management.

Responsibilities within each business sector were specifically delineated and formally documented, addressing both the legal and operational aspects. Work on this project will continue in 2007.

The sales organisation follows a multi-local approach designed to foster a high level of accountability among local managers, whose duties and responsibilities are spelled out in detail. The retail outlets are supervised by local entities, whose managers report to the Group's International Affairs Department, thereby ensuring consistency in operations and providing a means of control. Through its network of over 50 human resources managers, Hermès has established hiring, training and skills development programmes designed to enable each individual effectively to perform his or her duties.

Within Hermès International, the Finance Department has primary responsibility for preparation and control of financial information. It oversees the Management Control and Consolidation Department, the Accounting and Tax Department, Treasury Management and the Corporate Financial Communication Department.

The Financial Control Department monitors and verifies financial information, both actual and projected, reported by the subsidiaries. Its main role is to ensure that the subsidiaries' financial management is consistent with the Executive Management's goals. Throughout the year, it works closely with the Managing Directors and Finance Directors of the subsidiaries to anticipate their needs and provide support.

The Management Control and Consolidation Department is responsible for preparing financial information in compliance with applicable standards and for tracking the Group's profitability in the short and medium term.

Lastly, the Audit Committee created in 2005 ascertains that the Group's internal control system is operating properly. Its responsibilities are described in the Report from the Chairman of the Supervisory Board on the Conditions for Preparation and Organisation of the Supervisory Board's work.

• High-quality information systems

Hermès International uses effective IT tools tailored to its requirements to prepare and control its financial information. Integrated applications are used to centralise data reported to Hermès International by the subsidiaries, for account consolidation and for cash management. Managers have access to data generated by the management systems on a weekly and monthly basis, giving them the information they need to manage business operations effectively, to monitor performance consistently, and to identify any irregularities in internal control processes.

The information systems are designed to ensure that the accounting and financial information produced complies with security, reliability, availability and relevance criteria. Specific rules governing the organisation and operation of all IT systems have been defined, applying to system access, validation of processing and year-end closing procedures, data archiving and record verification.

Furthermore, procedures and controls have been set up to protect the quality and security of operation, maintenance and upgrading (or setting

parameters) of accounting and management systems (management systems, for data used to prepare and process published accounting and financial information), and all systems that directly or indirectly send data to the accounting and management systems.

• Formally documented operating procedures

Hermès International and its subsidiaries have several manuals of procedure applying to the major categories of business sectors, activities and regions. Most of these procedures can be consulted on the Group's intranet. The Group Manual of Procedures, which is posted on the intranet, describes procedures covering the major functions, including purchasing, sales, cash management, inventories, fixed assets, human resources and IT systems. The Store Internal Control Manual contains more operational internal control procedures for managing and controlling the stores. These apply mainly to sales, account collections, inventory management and store security. Highly formalised procedures are also applied to the logistics function, and in 2006, one of the major logistics centres obtained ISO 9001 certification. Lastly, most Group subsidiaries, with the approval of Hermès International, have drafted procedures pertinent to their specific activities or local situations.

The Financial Manual contains all rules to be followed for financial reporting to Hermès International. This manual describes all accounting, financial and internal control procedures. It also contains detailed instructions on bookkeeping and recordkeeping requirements. The Group Chart of Accounts, drawn up in accordance with International Financial Reporting Standards (IFRS), also sets outs rules for financial recordkeeping. Lastly, the Group Finance Department periodically issues instructions that are sent to the subsidiaries when the year-end accounts are closed and at other times, on any topic with a bearing on financial information.

Stringent procedures have been defined for investments. The Business Development and Investment Department is responsible for monitoring and financial control of all investment projects. It verifies compliance with procedures and carries out a financial analysis of planned investments and development projects. An investment authorisation procedure sets out the different stages in approving investment decisions, which must be supported by profitability forecasts.

In addition, extremely stringent cash management procedures have been put in place. The Treasury Security Rules Manual details the following procedures: (a) rules for opening and operating bank accounts, called 'prudential rules', for each of the Group's companies, which are constantly updated and, among other things, include monitoring of the authorised signatories; (b) a currency procedure for hedging currency risk, which describes all authorised financial instruments and setting limits on their use by members of the Hermès International Treasury Management Department; (c) a currency agreement with each relevant subsidiary, which provides a framework for the relationships between Hermès International and its subsidiaries, sets out cash management policy and rules, and defines the terms and conditions for calculating and applying the annual guaranteed exchange rates; and (d) a Group cash investment policy which defines the criteria for investing the Group's cash and limits on its use by members of the Hermès International Treasury Management Department. These cash management procedures are periodically submitted to the Supervisory Board for review.

Effective internal control processes

• Targeted risk analysis

Hermès has instituted a variety of objectively verifiable systems to identify and analyse its major risks. It has adopted a systematic, specific approach to internal control. This work, which falls under the responsibility of the operating managers, is coordinated by the Audit and Risk Management Department.

Hermès has instituted two types of systematic processes: mapping of major risks and self-assessment of internal control items.

The purpose of risk mapping is to identify and prioritise the main risks to which the Group's entities and business sectors are exposed and to institute formal procedures for taking any measures needed to factor risks into managing its operations. The operating managers, with the support of the Audit and Risks Department, are in charge of risk mapping, which is based on interviews with the managers of the Group's main subsidiaries. This process was initiated in 2004 and was continued in the following years. It is now being updated and enhanced. It applies to all major activities and business sectors and will encompass the Group as a whole on an ongoing basis.

Operating procedures have been developed for self-assessment of internal control items. The self-assessment system methodology is based on the use of questionnaires that cover the key control items of the processes under review to be completed on the intranet by the subsidiaries. The system is designed to provide a way to assess the level of internal control within the subsidiaries and whether operational and functional risks are handled effectively at that level. If the control processes assessed are found to be ineffective, the subsidiaries are required to draw up an action plan to remedy the situation. Since 2004, all the subsidiaries have conducted some ten self-assessments (including three in 2006), and a number of these have been audited by the Group's internal auditors.

Hermès has also instructed specific processes to address certain categories of risk. The system operates through special committees. These committees meet periodically, depending on the type of risk (generally, monthly). As an example, special committees assigned to property risk and treasury risk meet to analyse the main risks identified internally or through third-party audits and to ascertain that existing control systems comply with Hermès standards.

• Operating managers responsible for internal control

One of the responsibilities of the operating managers is to institute stringent control systems. Hermès has traditionally taken an extremely prudent approach in this area. It requires its staff to carry out detailed controls and to apply stringent procedures. To substantiate the quality of these controls, starting in 2006, the main operating managers have been asked to report to the Group's senior management on the main features of the internal control process applied to entities under their responsibility.

Responsibility for accounting and financial controls lies primarily with the managing directors and finance directors of the subsidiaries, who are accountable for the quality of the financial information preparation processes applied by the entities they oversee. They are also responsible for circulating procedures drawn up and issued by Hermès International and for ensuring that these are properly applied.

Within the Group Finance Department, the Management Control and Consolidation Department and the Financial Control Department also carry

out many controls designed to ensure the reliability of financial information. These controls are performed primarily during reviews conducted when the year-end and half-year accounts are closed, when estimates are updated and when budgets are prepared.

Lastly, the Group's Executive Management periodically analyses the accounts of the subsidiaries and meets with the managers of the main subsidiaries to obtain status reports, to assess risks and to define any corrective measures required to achieve the stated goals.

The Audit and Risk Management Department also plays a key role in internal control of accounting and financial information. From time to time, it conducts audits of different subsidiaries to assess the quality of their internal control system and to issue recommendations to help operating managers improve the effectiveness and reliability of their internal controls.

- **Continuous monitoring**

While the operating managers have primary responsibility for the risk analysis processes described above, staff who are not involved in operations also participate in the process. These independent observers contribute to formulating an objective assessment not only of risks but also of internal control systems.

In addition, the special committees mentioned above play a role in oversight and control.

The Audit and Risk Management Department, which is responsible for ascertaining that operating managers comply with the internal control rules defined by Hermès International, also coordinates the work of a team comprising over ten auditors, in France, New York, Hong Kong and Tokyo – a level of staffing that is consistent with good practice observed in France. Hermès International auditors apply the four principles laid down by the IFACI (Institut de l'Audit Interne) Code of Conduct: integrity, objectivity, confidentiality and expertise. The Department reports to the Group's Executive Committee, which is a guarantee of its independence, namely from operations, and has unlimited authority to review any matter at its discretion. The Head of Audit and Risk Management attends Audit Committee meetings and meets with its Chairman on a regular basis.

Auditors work on the basis of an audit plan, which is drawn up every year and may be updated every six months as needed. The Audit and Risk Management Department conduct different types of audits, including general internal control audits, security audits (designed primarily to assess internal controls applied to cash and inventory management), audits of specific risks and organisational audits, in addition to special assignments carried out at the Executive Management's request. Upon completion of the audits, reports are prepared that contain the audit findings, identify risks and recommend solutions to remedy any problems. Proper implementation of the recommendations is verified during follow-up audits. The audit reports are sent to the managers of the audited subsidiaries or departments and to the Group's Executive Management.

Specialised audits (mainly IT system and environmental audits) are also carried out from time to time by the Company's different functional departments, with the help of outside consultants when necessary.

Lastly, as part of the account certification process, the external auditors perform an independent audit of accounting and financial processes and of financial statement preparation procedures. Their findings are a source of valuable information that the

organisation can draw on to adjust its internal control systems if needed. The external auditors also periodically review one or more aspects of the internal control system within the Group's main entities in order to adjust their audit work on the accounts. They also validate certain aspects of the system and submit recommendations on internal control to Hermès International.

Information on the internal control system for accounting and financial information

The internal control system for accounting and financial information is a key component of Hermès International's overall internal control process. Its goal is to ensure stringent financial oversight of the Company's business activities. It encompasses all processes involved in producing and reporting accounting and financial information. Like the general internal control system, it is based on an overall system that comprises an appropriate and effective information system organisation and a set of oversight, monitoring and control policies and procedures. In addition to the internal control goals defined above, the internal control system for accounting and financial information is designed:

– to prevent and identify any accounting or financial fraud or inconsistencies, inasmuch as this is possible;

– to ascertain the reliability of information circulated and used in-house for oversight or control purposes when such information is used to prepare published accounting and financial information; and

– to ensure that the published accounts and other information reported to investors is reliable.

• Oversight of the accounting and financial organisation

Procedures for oversight of the accounting and financial organisation have been instituted to ensure that Company accounting and financial policy is properly applied, to manage resources and to handle certain requirements, so as to meet the Executive Management's goals. The Hermès Group has set up an organised, documented system to ensure the consistency of reported consolidated accounting and financial data. This system is based on a strict division of responsibilities and on the holding company' tight controls on information produced by the subsidiaries.

The internal control process for accounting and financial information involves the following parties:

– Hermès International's executive management, comprising the Executive Chairman and the Executive Committee, which consists of five Managing Directors, each of whom has well-defined areas of responsibility. The Executive Management oversees the Group's strategic management. As part of the year-end financial statement review and approval process, for which it is responsible, the Executive Management receives all information that it deems to be useful, such as information on the main options applied for the reporting period, accounting estimates and changes in accounting methods, as well as details on the composition of earnings and on the presentation of the balance sheet, financial condition and notes. It analyses the subsidiaries' accounts on a regular basis and meets with their senior executives from time to time, particularly during the budget preparation and account closing periods. Lastly, it reviews the findings of the statutory auditors;

– The Supervisory Board, which exercises ongoing control over the Company's management.

By consulting with general management, the Board can verify that oversight and control systems are adequate to ensure that the financial information published by the Company is reliable and gives a true and fair view of its results and financial condition;

– The Audit Committee, whose responsibilities include reviewing and issuing comments on the parent company and consolidated financial statements before these are approved by the Executive Management, ascertaining that the accounting methods applied are relevant and consistent, and verifying that internal data collection and control procedures guarantee the quality of information provided.

The Managing Director for Finance and Administration, who is a member of the Executive Committee, is in charge of internal control of accounting and financial information at the Group level. He is responsible for ensuring that the oversight system in place is adequate to implement accounting policy, to manage resources (organisation, human resources, tools) and to comply with requirements pertaining to the preparation of budget, accounting and financial information. He also ascertains that the year-end account closing process is carried out properly. As indicated above, this system relies on the entities' finance directors and, at the head-office level, on a Group Finance Department, which comprises a Financial Control Department and a Management Control and Consolidation Department. It hinges on work performed by the Finance Department, the Audit and Risk Management Department and the statutory auditors.

Lastly, the overall reporting and consolidation process is reviewed on an annual basis for all the subsidiaries. This quality review of the year-end close and of the reporting of information to upper management looks at any problems that have been encountered and identifies areas that could be improved. The review report is submitted to the Managing Director for Finance and Administration.

• Procedures for preparing published accounting and financial information

The procedures that Hermès has implemented in drawing up the financial statements aim to ensure the following:

– that published accounting and financial information is impartial, objective and relevant in the light of user requirements; that reporting deadlines are met, by establishing a timetable for the account closing process, and that such information is understandable;

– that year-end consolidated account closing procedures meeting these criteria are drawn up and circulated to all consolidated entities, namely via the Group Chart of Accounts, the Manual of Financial Procedures, and instructions sent to the subsidiaries at the reporting dates and from time to time on any matter with a bearing on financial information;

– the traceability of closing accounting entries within the information systems;

– that individual accounts are controlled to ascertain that they comply with Group accounting standards and practices and to verify their consistency prior to integration of the consolidation packages;

– that systems are in place for analysing the accounts, such as reviews conducted by the auditors, verification of consolidation transactions, ascertaining that IFRS have been properly applied, analysis of internal transactions, etc.

The reporting and consolidation procedures call for numerous controls at different levels, which are designed to ensure the reliability of financial information. Reliability in the preparation of the con-

solidated accounts is ensured by the use of an integrated software system across the entire Group for both financial management and financial reporting. Moreover, at each year-end balance sheet date, the managing directors and finance directors of each subsidiary are required to provide a letter of affirmation in which they guarantee the reliability of financial information and internal control.

Due diligence carried out by the Executive Management in preparing this report

The Executive Management has drawn the information contained in this report primarily from the following sources:

– periodic meetings with the Managing Director for Finance and Administration, during which the various matters referred to above were discussed;

– meetings with the Director of the Audit and Risk Management Department to obtain status reports on internal control activities;

– a status report from the Statutory Auditors;

– periodic meetings with the main operating managers; and

– internal documents, issued by the main operating and financial officers, detailing their responsibilities in the area of internal control, in particular with respect to the accounts on which these officers report on their system at the appropriate level.

More generally, management has relied on its knowledge of the Group's people, its organisation and its key processes.

A process of continuous improvement

Hermès has initiated a process designed to achieve continuous improvement in its control process, as it has in most other areas of its operations. In 2007, the Group will focus on enhancing its risk mapping system and the internal control self-assessments carried out by operating managers. It will also step up efforts to consolidate operating procedures within unified systems, to formally document duties and responsibilities within its various units, to strengthen information systems security across the board on an ongoing basis, and to optimise controls of accounting and financial information by upgrading its consolidation IT systems.

The Executive Management

Report of the Supervisory Board to the Combined General Meeting of 5 June 2007

In accordance with legal and regulatory requirements, we hereby present our report for the year ended 31 December 2006.

We hereby inform you that:

• the Executive Management has kept us regularly informed of the Company's business operations and results;

• the income statement, balance sheet and notes thereto have been provided to us as required by law;

• transactions subject to prior approval by the Supervisory Board under the terms of special provisions contained in the Company's Articles of Association have been duly approved by us, as described below;

• the Supervisory Board has met on a regular basis to decide on various matters within its exclusive competence under the terms of the Articles of Association.

1. Comments on the parent company and consolidated financial statements

In light of the comprehensive review already provided, we have no specific comments on the business review or on financial statements for the year ended 31 December 2006.

We recommend that you approve the financial statements.

2. Appropriation of net income

We recommend that you approve the proposed appropriation of net income as set out in the Management Report, calling for payment of a net dividend of €0.95 per new share effective as of 8 June 2007.

3. Recommendations and authorisations issued by the Supervisory Board

a) Related-party agreements

During the year ended 31 December 2006, the Executive Management informed us of and submitted to us for approval proposed agreements covered by the provisions of Articles L 226-10 and L 225-38 through L 225-43 of the Code de Commerce. The Statutory Auditors' Special Report gives a brief description of agreements approved during 2006 and previously authorised agreements which remained in effect during the financial year.

b) Other recommendations and authorisations

In 2006, the Supervisory Board:

– issued a considered recommendation in favour of appointing Émile Hermès SARL as Executive Chairman of Hermès International, to coincide with the date of Mr Jean-Louis Dumas's resignation from his office of Executive Chairman;

– reviewed the situation concerning the Company's share capital and approved the Executive Management's plan to continue the share buyback programme while retaining adequate financial leeway to finance Hermès' expansion;

– duly noted the information submitted by the Legal Department on regulations governing the use or disclosure of confidential information (insider trading);

– duly noted the information submitted by the Legal Department on regulations on share ownership threshold disclosures;

– authorised the Executive Management to grant a first demand guarantee on behalf of Hermès of Paris to cover the obligations incurred by Hermès of Paris (and any future assignees) under the terms of a commercial lease;

– issued a favourable opinion on the dissolution of Virifran by the transfer of all its corporate assets to Hermès International;

– decided on the proposed appropriation of earnings to be submitted to the Combined General Meeting of 6 June 2006;

– duly noted the use made of the share buyback programme authorised by the Annual General Meeting of 2 June 2005;

Proposed Resolutions

We invite you to approve all of the resolutions proposed to you and relating to the following matters.

APPROVAL OF THE FINANCIAL STATEMENTS AND APPROPRIATION OF NET INCOME

In their general report, the Statutory Auditors express their opinion on the financial statements. The financial statements for the year ended 31 December 2006 are appended to this report and we submit them to you for approval.

They show net income for the year of €225,632,644.41.

Under the terms of the Company's Articles of Association, the sum of €1,511,738.72 must be distributed to the active partner.

The Supervisory Board recommends that you fix the dividend at €0.95 per share. This represents an increase of 14% in the dividend relative to the previous year.

We submit the following appropriation of net income for your approval:

In accordance with Article 243 bis of the Code Général des Impôts, this dividend entitles shareholders who are natural persons and liable for income tax in France to a 40% tax allowance, as provided by Article 158-3 of the Code Général des Impôts.

This dividend will be payable from 8 June 2007. Since Hermès International is not entitled to receive dividends in respect of shares held in treasury on the date the dividend becomes payable, the corresponding sums will be transferred to 'Retained earnings'.

The gross dividend per share paid in respect of each of the three previous financial years is as follows:

In euros

Years	2003	2004	2005
Dividend *	1.70	2.00	2.50
Amount eligible for tax allowance pursuant to Article 158-3 of the Code Général des Impôts	–	50%	40%

* Before three-for-one stock split on 10 June 2006.

The five-year summary of financial data required under Article 148 of the decree of 23 March 1967 is provided on page 75.

Net income for the year	€225,632,644.41
Retained earnings at year-end	€581,838,054.98
Distributable earnings	**€807,470,699.39**
Transferred to the legal reserve: none, as the legal reserve amounts to one-tenth of the share capital	
Distributed to the active partner under Article 26 of the Articles of Association:	€1,511,738.72
Distributed to the shareholders in the form of a dividend of €0.95 per share, giving a total of:	€101,531,073.30
The remaining distributable earnings:	€704,427,887.37
to be carried forward as retained earnings	
Amount appropriated:	**€807,470,699.39**

Consolidated Income Statement

in millions of euros

	2006	2005	2004*
Sales (notes 3 and 4)	**1,514.9**	**1,427.4**	**1,331.4**
Cost of sales	(524.9)	(498.6)	(463.4)
Gross profit (note 5)	**990.0**	**928.8**	**868.0**
Selling, marketing and administrative expenses (note 6)	(537.3)	(488.1)	(462.9)
Other income and expense (note 8)	(51.6)	(57.2)	(48.0)
Recurring operating income	**401.1**	**383.5**	**357.1**
Other non-current income and expense (note 9)	14.1		
Operating income	**415.2**	**383.5**	**357.1**
Net financial income (note 10)	(0.3)	3.9	7.5
Pre-tax income	**414.9**	**387.4**	**364.6**
Corporate income tax (note 11)	(136.2)	(135.8)	(125.2)
Share of net income of associates (note 12)	(5.9)	0.2	(21.0)
CONSOLIDATED NET INCOME	**272.8**	**251.8**	**218.4**
Minority interests (note 13)	(4.4)	(4.8)	(4.5)
NET INCOME - GROUP'S SHARE	**268.4**	**247.0**	**213.9**
Earnings per share** (in euros) (note 14)	2.51	2.27	1.94
Diluted earnings per share** (in euros) (note 14)	**2.51**	**2.26**	**1.94**

* Excluding the impact of IAS 32 and 39 on financial instruments.

** After 3-for-1 stock split applied to comparative figures.

Consolidated Balance Sheet as at 31 December 2006

ASSETS

in millions of euros

	31/12/2006			31/12/2005	31/12/2004
	Gross	**Depreciation, amortisation and impairment**	**Net**	**Net***	**Net****
Non-current assets	**1,280.5**	**476.5**	**804.0**	**780.8**	**660.9**
Goodwill (note 15)	51.5	32.6	18.9	19.7	18.8
Intangibles (note 16)	90.1	53.6	36.5	29.8	24.1
Property, plant & equipment (note 17)	915.5	377.7	537.8	499.5	450.7
Investment property (note 18)	12.7	1.0	11.7	12.2	4.1
Available-for-sale securities (note 20)	22.7	5.5	17.2	17.4	9.2
Held-to-maturity securities (note 20)	29.6	5.9	23.7	47.4	23.2
Investments in associates (note 12)	33.9	–	33.9	37.7	28.4
Loans and deposits (note 21)	14.4	0.2	14.2	15.1	12.5
Deferred tax assets (note 11)	110.1	–	110.1	102.0	89.9
Current assets	**1,278.0**	**136.0**	**1,142.0**	**1,117.5**	**1,084.1**
Inventories and work in progress (note 22)	480.0	130.3	349.7	322.2	290.2
Trade receivables (note 23)	122.7	4.6	118.1	115.4	111.6
Current tax receivables (notes 11-23)	0.9	–	0.9	1.0	6.8
Other receivables (note 23)	56.1	1.1	55.0	38.4	37.5
Financial instruments at fair value (note 24)	47.9	–	47.9	35.2	29.3
Cash and cash equivalents (notes 24-25)	570.4	–	570.4	605.3	608.7
TOTAL ASSETS	**2,558.5**	**612.5**	**1,946.0**	**1,898.3**	**1,745.0**

* 2005 reported balance sheet figures are after applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

** 2004 reported balance sheet figures are adjusted for the application of IAS 32 and 39 on financial instruments and after applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

EQUITY & LIABILITIES

Before appropriation

in millions of euros

	31/12/2006	31/12/2005*	31/12/2004**
Shareholders' equity	**1,424.2**	**1,401.7**	**1,239.4**
Share capital	54.5	55.6	56.6
Share premium	41.6	36.3	32.6
Treasury stock	(6.6)	(20.0)	(45.2)
Reserves	1,049.9	1,044.7	1,008.9
Translation adjustment	(14.7)	16.3	(11.3)
Derivatives included in equity	15.9	0.3	16.7
Net income for the year	268.4	247.0	213.9
Minority interests (note 13)	15.2	21.5	17.2
Non-current liabilities	**109.2**	**112.8**	**111.1**
Borrowings and debt (note 24)	24.0	33.1	39.8
Provisions (note 26)	–	0.7	3.2
Pension and other employee benefits (note 27)	36.0	37.1	26.4
Deferred tax liabilities (note 11)	21.2	10.8	16.5
Other non-current liabilities (note 28)	28.0	31.1	25.2
Current liabilities	**412.6**	**383.8**	**344.5**
Borrowings and debt (note 24)	43.0	32.1	53.9
Provisions (note 26)	11.0	15.1	10.8
Pension and other employee benefits (note 27)	4.7	4.0	2.5
Trade payables (note 28)	163.4	146.4	142.9
Financial instruments at fair value (note 24)	28.0	35.3	–
Current tax liabilities (notes 11-28)	33.2	43.2	23.8
Other current liabilities (note 28)	129.3	107.7	110.6
TOTAL EQUITY AND LIABILITIES	**1,946.0**	**1,898.3**	**1,745.0**

* 2005 reported balance sheet figures are after applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

** 2004 reported balance sheet figures are adjusted for the application of IAS 32 and 39 on financial instruments and after applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

The €14.7 million negative translation adjustment comprises negative balances of €18.5 million for Japan and €4.2 million for the Americas, and positive balances of €5 million for the rest of Asia and of €3 million for the rest of Europe.

Statement of Changes in Consolidated Shareholders' Equity

Before appropriation

	Share capital	Share premium	Treasury stock	Consolidated reserves
As at 1 January 2004	**56.5**	**30.3**	**(26.9)**	**1,083.9**
Movements				
Change in share capital and share premium	0.1	2.3	–	–
Purchase or sale of treasury stock	–	–	(18.3)	–
Consolidated net income for the year	–	–	–	–
Dividends paid	–	–	–	(63.5)
Change in translation adjustments	–	–	–	–
Change in minority interests	–	–	–	–
Other	–	–	–	(0.3)
As at 31 December 2004	**56.6**	**32.6**	**(45.2)**	**1,020.1**
Movements				
Financial instruments (IAS 32 and 39)	–	–	–	(8.7)
As at 1 January 2005	**56.6**	**32.6**	**(45.2)**	**1,011.4**
Actuarial gains or losses on employee benefit obligations	–	–	–	(2.5)
As at 1 January 2005 (restated)*	**56.6**	**32.6**	**(45.2)**	**1,008.9**
Movements				
Change in share capital and share premium	0.1	3.7	–	–
Purchase or sale of treasury stock	–	–	(73.5)	–
Appropriation of net income for previous year	–	–	–	213.9
Consolidated net income for the year	–	–	–	–
Dividends paid	–	–	–	(74.0)
Change in translation adjustments	–	–	–	–
Derivatives included in equity	–	–	–	–
Change in minority interests	–	–	–	–
Cancellation of treasury stock	(1.1)	–	98.7	(97.6)
Other	–	–	–	(0.2)
As at 31 December 2005	**55.6**	**36.3**	**(20.0)**	**1,053.5**
Actuarial gains or losses on employee benefit obligations	–	–	–	(8.8)
As at 31 December 2005 (restated)*	**55.6**	**36.3**	**(20.0)**	**1,044.7**
Movements				
Change in share capital and share premium	0.1	5.3	–	–
Purchase or sale of treasury stock	–	–	(136.2)	–
Appropriation of net income for previous year	–	–	–	247.0
Consolidated net income for the year	–	–	–	–
Dividends paid	–	–	–	(90.3)
Change in translation adjustments	–	–	–	–
Derivatives included in equity	–	–	–	–
Actuarial gains or losses on employee benefit obligations	–	–	–	(3.1)
Change in minority interests	–	–	–	–
Cancellation of treasury stock	(1.2)	–	149.6	(148.4)
Other	–	–	–	–
As at 31 December 2006	**54.5**	**41.6**	**(6.6)**	**1,049.9**

* After applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

in millions of euros

	Net income for the year - Group's share	Derivative financial instruments	Translation differences	Equity - Group's share	Minority interests	Shareholders' equity	Number of shares outstanding**
	–	**–**	**–**	**1,143.8**	**18.2**	**1,162.0**	**110,805,012**
	–	–	–	2.4	–	2.4	126,504
	–	–	–	(18.3)	–	(18.3)	–
	213.9	–	–	213.9	–	213.9	–
	–	–	–	(63.5)	–	(63.5)	–
	–	–	(11.3)	(11.3)	–	(11.3)	–
	–	–	–	–	1.5	1.5	–
	–	–	–	(0.3)	–	(0.3)	–
	213.9	**–**	**(11.3)**	**1,266.7**	**19.7**	**1,286.4**	**110,931,516**
	–	16.7	–	8.0	(2.5)	5.5	–
	213.9	**16.7**	**(11.3)**	**1,274.7**	**17.2**	**1,291.9**	**110,931,516**
	–	–	–	(2.5)	–	(2.5)	–
	213.9	**16.7**	**(11.3)**	**1,272.2**	**17.2**	**1,289.4**	**110,931,516**
	–	–	–	3.8	–	3.8	154,575
	–	–	–	(73.5)	–	(73.5)	–
	(213.9)	–	–	–	–	–	–
	247.0	–	–	247.0	–	247.0	–
	–	–	–	(74.0)	–	(74.0)	–
	–	–	27.6	27.6	–	27.6	–
	–	(16.4)	–	(16.4)	–	(16.4)	–
	–	–	–	–	4.3	4.3	–
	–	–	–	–	–	–	(2,084,529)
	–	–	–	(0.2)	–	(0.2)	–
	247.0	**0.3**	**16.3**	**1,389.0**	**21.5**	**1,410.5**	**109,001,562**
	–	–	–	(8.8)	–	(8.8)	–
	247.0	**0.3**	**16.3**	**1,380.2**	**21.5**	**1,401.7**	**109,001,562**
	–	–	–	5.4	–	5.4	119,820
	–	–	–	(136.2)	–	(136.2)	–
	(247.0)	–	–	–	–	–	–
	268.4	–	–	268.4	–	268.4	–
	–	–	–	(90.3)	–	(90.3)	–
	–	–	(31.0)	(31.0)	–	(31.0)	–
	–	15.6	–	15.6	–	15.6	–
	–	–	–	(3.1)	–	(3.1)	–
	–	–	–	–	(6.3)	(6.3)	–
	–	–	–	–	–	–	(2,246,568)
	–	–	–	–	–	–	–
	268.4	**15.9**	**(14.7)**	**1,409.0**	**15.2**	**1,424.2**	**106,874,814**

** After 3-for-1 stock split applied to comparative figures.

As at 31 December 2006, the share capital of Hermès International was made up of 106,874,814 shares with a par value of €0.51 each. By a resolution adopted by the shareholders at the Annual General Meeting of 6 June 2006, the par value of each share was divided by three, thereby reducing it from €1.53 to €0.51 effective as of 10 June 2006. Of these shares, 141,000 are treasury stock.

In 2006, the share capital changed as follows:

– it was increased by €0.1million (i.e. by 119,820 shares, including 18,440 at a par value of €1.53 and 64,500 at a par value of €0.51) due to the exercise of options to subscribe for new shares reserved for Hermès Group employees;

– it was reduced by €1.1 million following the cancellation of 2,246,568 treasury shares (including 85,533 at a par value of €1.53 and 1,989,969 at a par value of €0.51)

It is specified that no shares are reserved for issuance under stock option or sale contracts.

Changes in translation adjustments in 2006 relate mainly to the following:

	in millions of euros
Negative translation adjustment differences	
Japanese yen	(12.6)
US dollar	(9.3)
Hong Kong dollar	(5.2)
Singapore dollar	(1.3)
Korean won	(0.5)
Canadian dollar	(0.5)
Swiss franc	(0.3)
Australian dollar	(0.2)
Other currencies	(1.5)
Sub-total	*(31.4)*
Positive translation adjustment differences	
Pound sterling	0.4
Sub-total	*0.4*
Total	**(31.0)**

Statement of Cash Flows

Before appropriation

in millions of euros

	31/12/2006	31/12/2005[1]	31/12/2004[1]
OPERATING CASH FLOW *	321.7	305.9	291.7
OPERATING CASH FLOW BEFORE COST OF DEBT AND CURRENT TAX CHARGE	469.7	438.4	406.8
Inventories and work in progress	(37.4)	(24.7)	(12.4)
Trade receivables	(13.8)	3.6	(12.2)
Other receivables and miscellaneous items (excl. current tax charge)	(4.8)	(4.8)	(0.3)
Accounts payable	14.7	3.5	14.3
Other liabilities and miscellaneous items (excl. current tax charge)	5.9	(4.7)	10.7
Change in fair value of derivatives	0.6	3.2	–
Change in operating working capital requirement	**(34.8)**	**(23.9)**	**0.1**
CASH FLOW FROM OPERATING ACTIVITIES	**434.9**	**414.5**	**406.9**
Cost of net debt	0.2	3.8	7.3
Income tax paid	(141.8)	(113.2)	(133.1)
NET CASH FLOW FROM OPERATING ACTIVITIES	**293.3**	**305.1**	**281.1**
Acquisitions of intangibles	(10.0)	(9.0)	(7.3)
Acquisitions of property, plant and equipment	(113.2)	(90.6)	(95.4)
Acquisitions of investments in associates	(11.1)	(18.9)	(17.2)
Acquisitions of other long-term investments	–	(24.3)	(12.0)
Amounts payable relating to non-current assets	5.7	(1.9)	0.8
Proceeds from disposals of assets used in operations	1.5	1.9	0.6
Proceeds from disposals of interests in consolidated companies	12.8	–	–
Proceeds from disposals of other long-term investments	15.6	–	–
FUNDS USED IN INVESTING ACTIVITIES	**(98.7)**	**(142.8)**	**(130.5)**
Dividends paid	(95.0)	(76.5)	(64.8)
Purchases of treasury stock	(136.2)	(73.5)	(18.3)
Borrowings	6.9	6.5	13.2
Loan reimbursements	(12.4)	(14.4)	(24.3)
Other increases/(decreases) in equity	5.7	3.6	1.8
CASH FLOW	**(231.0)**	**(154.3)**	**(92.4)**
Effect of changes in scope of consolidation	(2.9)	11.0	(2.2)
Effect of foreign exchange differences	(7.2)	0.4	(0.5)
CHANGE IN NET CASH POSITION	**(46.5)**	**19.4**	**55.5**
Net cash position at 1 January**	584.7	565.3	509.8
Net cash position at 31 December**	538.2	584.7	565.3
CHANGE IN NET CASH POSITION	**(46.5)**	**19.4**	**55.5**

Statement of Cash Flows

* Calculation of operating cash flow

in millions of euros

	31/12/2006	31/12/2005 [1]	31/12/2004
Net income - Group's share	**268.4**	**247.0**	**213.9**
Depreciation and amortisation	54.3	47.4	49.1
Negative goodwill	(2.4)	–	–
Impairment losses	4.5	4.4	3.3
Derivatives marked to market	2.6	1.1	–
Currency gains/(losses) on fair value adjustments	7.0	(4.1)	–
Change in provisions	0.9	2.4	(1.6)
Share of net income/(losses) of associates	5.9	(0.2)	21.0
Minority interests	4.4	4.8	4.5
Gains/(losses) on disposals	(19.7)	(0.7)	1.0
Deferred tax charge	(3.0)	3.7	0.1
Other	(1.2)	0.1	0.1
OPERATING CASH FLOW	**321.7**	**305.9**	**291.7**
Cost of net debt	(0.2)	(3.8)	(7.3)
Current tax charge	148.2	136.3	122.4
OPERATING CASH FLOW before cost of net debt and current tax charge	**469.7**	**438.4**	**406.8**

** Reconciliation of net cash position at 31 December

in millions of euros

	31/12/2006	31/12/2005 [1]	31/12/2004 [1]
Cash and cash equivalents	570.4	605.3	608.7
Bank overdrafts and current accounts in debit	(32.2)	(20.6)	(43.4)
NET CASH AND CASH EQUIVALENTS	**538.2**	**584.7**	**565.3**

1. Operating cash flow reported in 2005 has been adjusted for the impact of revaluation of liabilities and receivables denominated in foreign currencies. Net cash reported in 2005 for 2005 and 2004 has been restated for loans.

NOTE 1 - ACCOUNTING POLICIES

The Hermès Group's consolidated financial statements for the year ended 31 December 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as of 31 December 2006. Under European Regulation 1606/2002 of 19 July 2002, companies listed on a regulated stock exchange in one of the European Union member states are required to present their consolidated financial statements for financial years commencing on or after 1 January 2005 in accordance with IFRS.

The following is noted:

• The amendment to IAS 39 - Cash Flow Hedge Accounting of Forecast Intragroup Transactions, which is mandatory as from 1 January 2006, has been applied as from 1 January 2005;

• Adoption of the following amendments and standards endorsed by the European Union since 31 December 2005, and which are applicable effective on 1 January 2006, produced no material impact on publication of the consolidated financial statements for the year ended 31 December 2006.

– IFRIC 4 - Determining whether an Arrangement Contains a Lease;

– IFRIC 5 - Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds.

The adoption of IFRS 7 relating to disclosures of financial assets and liabilities, which is applicable as from 2007 and supersedes IAS 30 and IAS 32, and IFRS 8, relating to segment reporting, which is applicable as from 2009, are not expected to have a material impact on measurement and recognition of the relevant transactions.

As of the closing date of these consolidated financial statements, the following standards and interpretations had been issued, but their application was not yet effective:

• IFRIC 7 - Applying the Restatement Approach under IAS 29;

• IFRIC 8 - Scope of IFRS 2, Share Based Payments;

• IFRIC 9 - Reassessment of Embedded Derivatives;

• IFRIC 11 - IFRS 2, Group and Treasury Share Transactions;

• IFRIC 12 - Service Concession Arrangements.

The adoption of these standards and interpretations will have no material impact on the future publication of the Group's consolidated financial statements.

NOTE 1.1 - APPLICATION OF THE SORIE AMENDMENT

Since 1 January 2006, the Hermès Group has applied the SoRIE amendment to IAS 19 on recognition of actuarial gains and losses on post-employment benefits. All such gains and losses are now recorded under equity over the period during which they are recognised.

In accordance with IAS 8, this change in accounting method has been applied retrospectively since the financial year commencing on 1 January 2005. After the tax effect, the net impact on the Group's equity is summarised as follows (€m):

	31/12/2004	31/12/2005
Reported equity	1,291.9	1,410.5
Adjusted equity	1,289.4	1,401.7

NOTE 1.2 - PRESENTATION OF COMPARATIVE INFORMATION

2005 comparative financial statements

To enable the reader correctly to understand the changes in the balance sheet for the year, the opening balances as at 31 January 2005 shown in the Notes include the impact from the application of the SoRIE amendment (see Note 1.1).

2004 comparative financial statements

To enable the reader correctly to understand the changes in the balance sheet over the last two years, the balances as at 31 December 2004 shown in the Notes include:

• the impact from the application of the SoRIE amendment (see Note 1.1);

• the impact from the application of IAS 32 and 39 on financial instruments.

Comparative financial information for 2004 has been drawn up under IFRS and prepared by applying to 2004 figures the IFRS standards and interpretations that the Hermès Group has applied in preparing its consolidated financial statements for the year ended 31 December 2005.

The quantitative impact of the transition to IFRS and the specific rules associated with first-time adoption of IFRS appear on pages 80 to 130 of the shelf-registration document filed by the Company with the Autorité des Marchés Financiers on 27 April 2006 under Number R06-041.

NOTE 1.3 - SCOPE AND METHOD OF CONSOLIDATION

The consolidated financial statements include the financial statements of Hermès International and material subsidiaries and associates over which Hermès International directly or indirectly exerts exclusive control, joint control or significant influence.

Exclusive control

Exclusive control is presumed to exist when the Group holds more than 50% of the voting rights.

Nevertheless, it can be considered that a company is under exclusive control when less than 50% is held provided that the Group holds the power to govern a company's financial and operational policies so as to derive benefits from its business activities.

The financial statements of companies under exclusive control are fully consolidated. Under the full consolidation method, assets, liabilities, income and expenses are combined in full on a line-by-line basis. Minority interests in equity and in net profit are identified separately under "Minority interests" in the consolidated balance sheet and the consolidated income statement.

Joint control

Entities owned by the Group in which the power to govern financial and operating policies is contractually shared with one or more other parties, none of which exercises effective control, are accounted for using the equity method.

Significant influence

The financial statements of "associates", or other companies over which the Group has significant influence, which is presumed to exist when the Group's percentage of control exceeds 20%, are accounted for using the equity method.

Newly consolidated and deconsolidated companies

Subsidiaries are included in the consolidation as from the date on which control is effectively transferred to the Group. Divested subsidiaries are excluded from the consolidation from the date on which the Group ceases to have control.

NOTE 1.4 - TRANSLATION OF FOREIGN-CURRENCY ITEMS

The Group's financial statements are drawn up in euros.

Foreign-currency transactions

Foreign-currency transactions are recorded on initial recognition in euros, by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction (historical rate). Monetary assets and liabilities denominated in foreign currencies are translated using the closing exchange rate. Foreign exchange translation differences are recognised in income or expenses. Non-monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate at the transaction date.

Translation of the financial statements of foreign companies

Financial statements expressed in foreign currencies are translated in accordance with the following principles:

- balance sheets are translated at the official year-end exchange rate;
- income statements are translated at the average annual exchange rate for each currency;
- statements of cash flows are translated at the average annual exchange rate for each currency;
- the translation adjustment attributable to the Group arising from the impact on shareholders' equity of the difference between historical exchange rates and year-end exchange rates, and from the use of different exchange rates for the income statement and balance sheet, is shown separately in consolidated shareholders' equity. The same principle is applied to minority interests.

Any goodwill and any fair value adjustments arising on the acquisition of a foreign entity are considered to be assets and liabilities of that foreign entity. Therefore, they are expressed in the entity's functional currency and converted at closing rates.

NOTE 1.5 - FINANCIAL YEAR-END

The consolidated financial statements are prepared on the basis of annual financial statements or of interim accounts as at 31 December.

NOTE 1.6 - ELIMINATIONS OF INTRA-GROUP TRANSACTIONS

The income statement effect of intragroup transactions, such as margins on inventories, gains or losses on disposals, impairment of shares in consolidated companies, and impairment of loans to consolidated companies, has been eliminated.

These transactions are subject to corporate income tax. Dividends and interim dividends received by the Group from consolidated companies are eliminated on consolidation. A matching amount is recorded in consolidated reserves.

In the case of companies accounted for using the full consolidation method, intra-Group accounts are eliminated in full.

NOTE 1.7 - STRUCTURE OF THE CONSOLIDATED BALANCE SHEET

In accordance with IAS 1, the Group classifies its assets and liabilities on its balance sheet as current and non-current. An asset or liability is classified as current:

• when the Group plans to realise an asset or pay a liability within twelve months or within the Group's normal operating cycle;

• when the relevant asset or liability is held for the purpose of being traded.

IAS 12 specifies that deferred tax balances shall not be classified as non-current assets or liabilities.

NOTE 1.8 - FIRST-TIME CONSOLIDATION AND GOODWILL

In accordance with IFRS 3, business combinations are accounted for by use of the purchase method. When a company under exclusive control is consolidated for the first time, the assets, liabilities and contingent liabilities of the acquired company are measured at fair value, in accordance with IFRS rules.

This valuation is carried out within no more than one year, in the currency of the acquired entity.

The resulting valuation adjustments are recognised under the assets and liabilities to which they relate, including the share attributable to minority shareholders and not just the share of net assets acquired. The residual difference, which is the difference between the acquisition cost and the share of net assets measured at fair value, is recognised under goodwill.

The valuation of identifiable intangible assets recognised upon first-time consolidation is based mainly on the work of independent experts, taking into account sector-specific criteria that enable such valuations to be monitored subsequently.

In accordance with IFRS 3, goodwill is not amortised. Goodwill is reviewed annually, when the budget is drawn up, to ensure that the residual net value does not exceed the recoverable amount in respect of the expected return on the investment in the subsidiary in question (determined on the basis of future anticipated and discounted cash flows).

Goodwill of associates is recognised under "Investments in associates".

When impairment criteria as defined by IAS 36 indicate that these investments may be impaired, the amount of such impairment is determined in accordance with the rules defined by IAS 36.

Goodwill impairment is not reversible.

NOTE 1.9 - INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

In accordance with IAS 16 - "Property, Plant and Equipment" and IAS 38 - Intangible Assets, only those items whose cost can be reliably determined and from which it is probable that future economic benefits will flow to the Group are recognised as intangible assets or property, plant and equipment.

Intangible assets

Intangible assets, valued at amortised historical cost, consist primarily of:

• leasehold rights;

• patents, models and brands other than internally generated brands; and

• computer software.

Leasehold rights are generally deemed to be non-current assets with an indefinite life if their residual value at the end of the lease term is positive.

In this case, they are subject to impairment testing to ensure that their net carrying amount is higher than their probable realisable value.

Other intangible assets are amortised on a straight-line basis over periods ranging from three years to no more than five years and are considered to be assets with a finite life.

It is specified that internally generated brands and items that are similar in substance are not recognised under intangible assets in accordance with IAS 38. Costs incurred in this respect are recognised fully as expenses.

Property, plant and equipment

Property, plant and equipment are stated at historical acquisition cost, less accumulated depreciation and recognised impairment losses, and depreciated, generally using the straight-line method, over the following average estimated useful lives:

• buildings: 30 to 50 years;

• leasehold improvements, furniture and fixtures: 10 to 20 years depending on the expected useful life of the asset in question, and not exceeding the term of the lease (in particular in the case of store fittings);

• machinery, plant and equipment: 10 to 20 years;

• other: 3 to 10 years at most.

The different components of an asset are recorded as separate items when their estimated lives, and therefore the

periods over which they are depreciated, differ significantly. Where an asset is made up of components with different useful lives, these components are recorded as separate items under "Property, plant and equipment".

Gains or losses on disposals of property, plant and equipment represent the difference between the sale proceeds and the net carrying amount of the divested asset, and are included in "Other operating income and expenses".

Finance lease agreements

Property acquired under finance lease agreements is capitalised when the lease effectively transfers to the Group virtually all risks and rewards incident to ownership of such property. The criteria for evaluating these agreements are based primarily on:

- the lease term as a proportion of the life of the leased assets;
- total future minimum payments in proportion to the fair value of the asset financed;
- whether or not there is transfer of ownership at the end of the lease agreement;
- the existence of a purchase option on favourable terms;
- the specific nature of the leased asset.

Finance leases identified in this way, if they are material, are restated so as to show:

- on the asset side of the balance sheet, the original value of the property in question and the theoretical depreciation thereon, in accordance with Group rules, wherein the original value is the lower of the present value of the minimum lease payment amounts or the fair value of the leased asset at the inception of the lease;
- on the liabilities side of the balance sheet, the corresponding debt;
- under financial expenses and depreciation, the minimum lease payments under the agreement, such that the finance charges are allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases that do not have the characteristics of a finance lease are treated as operating leases, in which case the rents are recorded under income on a straight-line basis over the lease term.

Investment property

In accordance with IAS 40 - Investment Property, property held by the Group to earn rental income is recognised under "Investment property". For property that is held for use both for the supply of goods and services and as investment property, the two components are identified separately and recognised in accordance with IAS 16 and IAS 40, respectively.

As in the case of property, plant and equipment, investment property is recognised at historical acquisition cost, less accumulated depreciation and recognised impairment losses, over the same depreciation periods as those applying to other property, plant and equipment.

NOTE 1.10 - IMPAIRMENT OF ASSETS - IMPAIRMENT LOSSES

In accordance with IAS 36, Impairment of Assets, when events or changes in the market environment indicate that there is the risk of an impairment loss on:

- intangible assets;
- property, plant and equipment;
- investment property;
- goodwill;

these assets are required to undergo a detailed review so as to determine whether their net carrying amount is lower than their recoverable amount, which is defined as the higher of fair value (less disposal cost) or value in use. Value in use is the present value of estimated future cash flows expected to arise from the use of an asset and from its disposal.

If the recoverable amount is lower than the net carrying amount, an impairment loss equal to the difference between these two amounts is recognised. Impairment losses on intangible assets and property, plant and equipment with a finite life may subsequently be reversed if the recoverable amount rises above the net carrying amount (up to the amount of the impairment loss initially recognised).

The Group tests for impairment of assets with an indefinite life each year during the budget period so as to take the most recent data into account. If internal or external events or circumstances indicate impairment losses, the frequency of impairment testing may be revised.

Model

In determining the recoverable amount of intangible assets, assets to which independent cash flows cannot be directly allocated are grouped within a cash-generating unit (CGU) to which the assets are attached. The recoverable amount of the CGU is measured using the discounted cash flow (DCF) method, applying the following principles:

- cash flow (after tax) figures are derived from a medium-term (five-year) business plan developed by the entity in question;
- the discount rate is determined based on WACC for the

Group (7.35% in 2006) adjusted for local inflation and any country risks;

• the recoverable amount is calculated as the sum of cash flows generated each year and the terminal value, which is determined based on normative cash flows by applying a zero growth rate to infinity.

The Hermès Group has defined the following CGUs:

• sales units (branches), which are treated independently from one another;

• businesses centred on production or distribution of one type of product, such as Perfumes, Watches or Tableware;

• separate production activities (Leather Goods production, Silk Products production);

• associates;

• goodwill;

• investment property.

NOTE 1.11 - FINANCIAL ASSETS AND LIABILITIES

Financial assets include long-term investments (non-consolidated investments and other investment securities), loans and financial receivables, and the positive fair value of derivatives.

Financial liabilities include borrowings and debt, bank lines of credit, and the negative fair value of derivatives.

Financial assets and liabilities are shown in the balance sheet under current or non-current assets or liabilities, depending on whether they come due within one year or in more than one year, with the exception of trading derivatives, which are recorded under current assets or liabilities.

Operating payables and receivables and cash and cash equivalents fall within the scope of IAS 39 and are presented separately on the balance sheet.

1.11.1. Classification of financial assets and liabilities and valuation methods

A. Financial assets and liabilities stated at fair value with changes in fair value recorded in the income statement

Financial assets and liabilities stated at fair value with changes in fair value recorded in the income statement are classified as such at the inception of the transaction for the following reasons:

• they were bought with the intention of reselling them in the near future;

• they are derivatives that do not qualify as hedging instruments (trading derivatives); or

• the Group has elected to classify them in this category as allowed by IAS 39.

These assets are initially recognised at acquisition cost excluding incidental acquisition expenses. At each balance sheet date, they are measured at fair value.

Changes in fair value are recorded in the income statement under "Other financial income and expenses".

Dividends and interest received on assets measured at fair value are recognised in the income statement under "Other financial income and expenses".

B. Held-to-maturity financial assets

This category covers fixed-term financial assets, bought with the intention and ability of holding them until maturity. These items are recognised at amortised cost. Interest is calculated at the effective interest rate and recorded in the income statement under the heading "Other financial income and expenses".

C. Loans and financial receivables

Loans and financial receivables are valued and recognised at amortised cost less any provision for impairment.

Interest is calculated at the effective interest rate and recorded in the income statement under the heading "Other financial income and expenses".

D. Available-for-sale financial assets

Available-for-sale financial assets include non-consolidated investments and investment securities. They are stated at fair value as of the balance sheet date. Unrealised gains or losses on available-for-sale financial assets are recorded under shareholders' equity. For instruments quoted on an active market, the fair value is the market value. If the fair value cannot be reliably estimated by other generally accepted valuation methods such as discounted future cash flows, these instruments are valued at acquisition cost less accumulated impairment.

For available-for-sale financial assets represented by debt securities, interest is calculated at the effective interest rate and credited to the income statement under the heading "Other financial income and expenses".

E. Financial liabilities

Financial debts are recorded at amortised cost, with separate reporting of embedded derivatives where applicable.

Interest is calculated at the effective interest rate and recorded under the heading "Gross cost of debt" over the duration of the financial debt.

F. Derivative financial instruments

SCOPE

The scope of derivative financial instruments applied by the Group corresponds to the principles set out in IAS 39.

According to Group rules, consolidated subsidiaries may not take any speculative financial positions.
In compliance with IAS 39, the Group analyses all its contracts, of both a financial and non-financial nature, to identify the existence of any "embedded" derivatives. Any component of a contract that affects the cash flows of a given contract in the same way as a stand-alone derivative corresponds to the definition of an embedded derivative. If they meet the conditions set out by IAS 39, embedded derivatives are accounted for separately from the host contract at the inception date.

MEASUREMENT AND RECOGNITION
Derivatives are initially recorded at fair value, based on quoted prices and market data available from external sources. The Group may also base its valuation on recent comparable transactions or on internal models that include data directly derived from this observable data and are recognised by market participants.
Changes in the fair value of these derivatives are recorded in the income statement, unless they are classified as cash flow hedges. Changes in the fair value of such hedging instruments are recorded directly in equity, excluding the ineffective portion of the hedge.

DERIVATIVES CLASSIFIED AS HEDGES
The Group uses derivatives to hedge its foreign exchange risks.
The Group applies the criteria defined by IAS 39 in classifying derivatives as hedges:
1) the instrument must hedge changes in fair value or cash flows attributable to the risk hedged, and the effectiveness of the hedge (i.e. the degree to which changes in the value of the hedging instrument offset changes in the value of the hedged item or future transaction) must be between 80% and 125%;
2) in cash flow hedges, the future transaction being hedged must be highly probable;
3) reliable measurement of the effectiveness of the hedge must be possible;
4) the hedge must be supported by appropriate documentation from its inception.

The Group classifies hedges in the following categories:
a) *Fair value hedges*. These instruments hedge the exposure to changes in the fair value of an asset or liability recorded in the balance sheet, or a firm commitment to purchase or sell an asset. Changes in the fair value of the hedged item attributable to the hedged component of that item are recorded in the income statement and offset by corresponding variations in the fair value of the hedging instrument. Only the ineffective portion of the hedge has an impact on income.
b) *Cash flow hedges*. These instruments hedge highly probable future transactions: the variability in cash flows generated by the hedged transaction is offset by changes in the value of the hedging instrument.
The effective portion of accumulated changes in the hedge's fair value is recorded in equity, and the ineffective portion (i.e. changes in the fair value of the hedging instrument in excess of changes in the fair value of the hedged item) is recorded in the income statement.
When the hedged cash flows materialise, the amounts previously recognised in equity are transferred to the income statement in the same way as for the hedged item.
Only derivative instruments external to the Group qualify for hedge accounting, and gains or losses on internal derivatives are eliminated in the consolidated financial statements. However, in a cash flow hedging relationship initiated via derivatives internal to the Group, hedge accounting is applied if it can be demonstrated that the internal derivatives will be matched with similar transactions external to the Group.

G. Cash and cash equivalents
Cash and cash equivalents comprise very liquid assets and very short-term investments, usually maturing within three months or less of the acquisition date, and with negligible risk of fluctuation in value. Investments in listed shares, investments for a term of over three months that are not redeemable before the maturity date and bank accounts covered by restrictions (frozen accounts) other than restrictions due to country- or sector-specific regulations (e.g. currency controls) are not included in cash in the cash flow statement. Bank overdrafts that are deemed to be financing arrangements also are not included in cash.
Shares in funds held for the short term and classified as "Cash equivalents" are recorded at fair value, with changes in fair value included under shareholders' equity.

1.11.2. Impairment of financial assets
At the year-end, the Group assesses whether there is any objective evidence that an asset could have been significantly impaired. If so, the Group estimates the asset's recoverable value and records any necessary impairment as appropriate for the category of asset concerned.

A. Financial assets recorded at amortised cost
Impairment is equal to the difference between the asset's

net carrying amount and the present value of projected future cash flows discounted at the original effective interest rate of the financial instrument. Any impairment loss is included in the income statement under the heading "Other financial expenses". If the impairment loss decreases in a subsequent period, it is reversed and taken to income.

B. Available-for-sale financial assets

If there is a significant long-term decrease in the fair value of available-for-sale financial assets, the unrealised loss is reclassified from equity to income. If, in a subsequent period, the fair value of an available-for-sale financial asset increases, the increase in value is recorded in equity for equity instruments, while for debt instruments, the impairment previously recorded is reversed and transferred to the income statement.

NOTE 1.12 - INVENTORIES

Inventories and work in progress held by Group companies are valued at the lower of cost (including indirect production costs) or net realisable value. Cost is generally calculated at weighted average cost or standard cost adjusted for variances.

The cost of inventories includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition, as specified by IAS 2. In particular, discounts and collection costs are included in the measurement of inventories.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Impairment provisions are booked to reduce inventories to net realisable value if this is lower than the carrying amount. These impairment provisions are charged to cost of sales.

NOTE 1.13 - TREASURY SHARES

Treasury shares are recorded at acquisition cost and are deducted from equity. Gains or losses on the disposal of these shares are recognised directly in equity, with no impact on net income.

NOTE 1.14 - SALES AND TRADE RECEIVABLES

Revenues consist of sales of purchased goods, sales of goods and services produced by the Group's main business operations, and income from royalty, licences and operating subsidies.

Revenues are recognised:

- when the major risks and benefits incident to ownership of goods are transferred to the buyer;
- when the amount of revenue can be measured reliably;
- after deducting any volume or trade discounts and other benefits on sales from revenues (separability principle);
- if, at the transaction date, it is probable that the amount of the sale will be recovered.

In general, sales of goods are accounted for on delivery; sales of services are accounted for on completion.

A provision is recognised for any trade receivable likely to show a risk of total or partial non-recovery.

NOTE 1.15 - OTHER NON-CURRENT INCOME AND EXPENSE

"Non-current operating income and expense" includes income and expense in connection with major events during the year that produced a material financial impact during the year and that are presented separately because they could give a misleading view of the Group's performance if they were included in "Recurring operating income".

This line item therefore includes significant amounts of revenue and expense items generated by unusual or infrequent events. It does not include impairment losses on assets or gains or losses on disposals, whenever these items occur on a recurring basis.

NOTE 1.16 - SEGMENT INFORMATION

Information by business segment - primary reporting format

The Hermès Group's business comprises two main segments: distribution through the Hermès exclusive network and distribution via specialist outlets. These two main business segments have separate strategies and structures and are exposed to different risks and rates of return. Total revenues from these two segments account for more than 90% of total operating revenues, and the business activities that are not classified into one of these segments are not materially significant when taken individually.

Distribution through the Hermès exclusive network encompasses the following business lines:

- Silk and textiles;
- Leather Goods and Saddlery, which includes bags and luggage, saddlery and riding gear, diaries and small leather goods;
- Clothing and Accessories, which includes men and women's clothing, belts, jewellery accessories, gloves, hats and Hermès shoes;

• "Other Hermès Sectors", which includes jewellery and Art of Living products.

Distribution via specialist outlets comprises the following business lines:

• Perfumes;
• Watches;
• Tableware.

"Miscellaneous" products not included in these two sectors include John Lobb shoes and products manufactured for brands outside the Group (textile printing, perfumes, etc.).

Information by geographical segment - secondary reporting format

The definition of geographical segments is based on proximity of business operations, relationships between operations in different geographical areas, underlying currency risks, and management responsibilities and the Group's structure, among other things.

Definition of headings

Segment revenue is directly attributable to the relevant segment.

Segment result is segment revenue less segment expense. It is determined before any adjustments for minority interests and before tax. It does not include the result of financing activities, nor interest or dividend income.

Segment assets are those operating assets that are employed by a segment in its operating activities and that either are directly attributable to the segment or can be allocated to the segment on a reasonable basis. They are determined after deducting any impairment in value.

Segment assets do not include income tax assets, interest and dividends receivable, loans, equity investments or any other income-producing asset, such as investments in associates. Segment assets include:

• property, plant and equipment and intangible assets, investment property and assets that are the subject of finance leases;
• goodwill;
• net inventories;
• trade receivables and other operating receivables.

Segment assets do not include financial assets and deferred tax assets.

Segment liabilities are those operating liabilities that result from the operating activities of a segment and that either are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment liabilities do not include interest, borrowings and other liabilities that are incurred for financing rather than operating purposes, and income tax liabilities. Segment liabilities include:

• trade and other payables, accrued liabilities and customer advances;
• provisions.

The accounting principles applied in determining segment information are the same as those applied to the financial statements as a whole, as described in these Notes to the Consolidated Financial Statements.

NOTE 1.17 - COMMITMENTS TO BUY OUT MINORITY INTERESTS

The Group has given the minority shareholders of certain subsidiaries a commitment to buy out their shares.

Pending the release of a specific standard or interpretation by the IASB on the treatment of sales of puts on minority interests, the Group has recognised these commitments as follows:

• the amount of the commitment as of the closing date is recorded under "Other non-current liabilities";
• the corresponding minority interests are reclassified in the above-mentioned line item.

Any difference between the amount of the commitment and the reclassified minority interests is recorded under "Goodwill", the value of which varies commensurately with the value of the commitment. This method of recognition has no impact on the method of presenting minority interests in the income statement. However, it elicits the following comment: under certain interpretations, goodwill is deducted from equity; under other interpretations, goodwill is retained as an asset, but in an amount that is fixed at the time the interest is acquired, and subsequent changes are recorded in the income statement.

NOTE 1.18 - PROVISIONS

A provision is a liability of uncertain timing or amount. It is recognised when the Group has a present obligation (legal or constructive) as a result of a past event, and it is it is probable that an outflow of resources will be required to settle the obligation. In addition, a reliable estimate of the amount of the obligation is made based on the information available to the Group when the consolidated financial statements are prepared.

NOTE 1.19 - POST-EMPLOYMENT AND OTHER EMPLOYEE BENEFITS

In keeping with the laws and practices in each country where it has established operations, the Group participates

in pension and retirement benefit schemes for employees and in top-up schemes for executives and senior managers.
For basic pension and other defined-contribution plans, the Group recognises contributions to be paid as expenses when they are due and does not book any charges to provisions in this respect, as the Group has no obligations other than the contributions paid.
For defined-benefit plans, the Group's obligations are calculated each year by an independent actuary using the projected credit unit method. This calculation is based on actuarial assumptions and takes into account the employee's probable future length of service, future salary and life expectancy, and staff turnover.
The present value of the obligation is calculated by applying an appropriate discount rate for each country where the obligations are located. It is recognised on a basis prorated to employee years of service.
When benefits are partly funded in advance by external funds (insurance companies, foundations or others), the assets held in this way are measured at fair value.
The expense recognised in the income statement is the sum of:
• the past service cost, which constitutes the increase in obligations arising from vesting one additional year of rights; and
• the interest cost, which reflects the increase in the present value of the obligations during the period.
As indicated in Note 1.1, the Hermès Group applies the SoRIE amendment to IAS 19 on the method of recognising actuarial gains and losses on post-employment benefits, which are now fully recorded under equity over the period in which they are recognised.
Certain other post-employment benefits, such as life insurance and health insurance benefits (primarily in Japan), or long-term benefits such as long-service awards (bonuses paid to employees, mainly in France, based on length of service), are also covered by provisions, which are determined using an actuarial calculation that is comparable to that used to calculate provisions for pension obligations.

NOTE 1.20 - CORPORATE INCOME TAX

The tax charge includes:
• the current tax for the year of the companies included in the consolidation;
• deferred tax resulting from timing differences:
– between the taxable earnings and accounting income of each company included in the consolidation;
– arising from adjustments made to the financial statements of consolidated companies to bring them into line with Group accounting principles;
– arising from consolidation adjustments.

Deferred tax

Deferred tax is calculated on all timing differences existing at year-end (full provision) at the tax rate in force on this date, or at the rate for the subsequent year where known. Previous deferred tax is revalued using the same rate (liability method).
The main categories of deferred taxes apply to restatements of internal profits on inventories, provisions for inventories and timing differences.
If a recovery risk arises on some or all of a deferred tax asset, a provision for impairment is recorded.
Deferred tax is also recognised on unrealised gains on investments in associates. In accordance with IAS 12, these gains represent the difference between the consolidated value of these associates and their tax value. They are taxed at the reduced rate of 1.7%. This reduced rate has been adopted based on the following factors:
• the Hermès Group does not intend to sell these investments in the medium term;
• no dividend distributions from these investments are expected in the medium term.
Foreign exchange differences arising from the translation of deferred taxes are recognised in the income statement in deferred tax credits or charges.

Group tax election

The Company has opted for a group tax election, which took effect from 1 January 1988. Under the terms of an agreement between the parent company and the subsidiaries included in the group tax election, projected and actual tax savings or liabilities generated by the Group are recognised in the income statement in the year in which they arise.
The main companies included in the group tax election are Hermès International, Avril-Morio & Patte, Castille Investissements, Compagnie des Arts de la Table, Compagnie des Cristalleries de Saint-Louis, Compagnie Hermès de Participations, Comptoir Nouveau de la Parfumerie, La Manufacture de Seloncourt, La Maroquinerie Nontronnaise, Établissements Marcel Gandit, Ganterie de Saint-Junien, Gordon-Choisy, Héraklion, Hermès Sellier, Hermès Gainier, Holding Textile Hermès, John Lobb, Maroquinerie de Belley, Maroquinerie des Ardennes, Maroquinerie de Sayat, Motsch George V, Nehel, SC Honossy, SCI Auger-Hoche, SCI Boissy Les Mûriers, SCI

Boissy Nontron, Société d'Impression sur Étoffes du Grand-Lemps, Société Nontronnaise de Confection and Sport-Soie.

NOTE 1.21 - ADJUSTMENT OF DEPRECIATION, AMORTISATION AND IMPAIRMENT

The impact of accounting entries booked solely to comply with tax legislation is eliminated from the consolidated financial statements, net of deferred tax.

These adjustments mainly relate to restricted provisions and accelerated tax depreciation in French companies, and to impairment provisions for inventories and doubtful accounts in foreign companies.

NOTE 1.22 - EARNINGS PER SHARE

In accordance with IAS 33, basic earnings per share is calculated by dividing the attributable net profit or loss for the period by the average number of ordinary shares outstanding during the period.

The average number of ordinary shares outstanding during the period is the number of ordinary shares outstanding at the beginning of the period, adjusted by the number of ordinary shares bought back or issued during the period multiplied by a time-weighting factor.

Diluted earnings per share is adjusted for the effects of all dilutive potential ordinary shares which may be created as a result of the conversion of convertible instruments, the exercise of stock options or share warrants, or the issuance of new shares.

NOTE 1.23 - OPTIONS TO SUBSCRIBE FOR NEW SHARES OR TO PURCHASE EXISTING SHARES

Stock options granted to employees are recognised as expenses at fair value, with a corresponding increase in equity over the vesting period.

The fair value of stock options is determined using a binomial model, which takes into account the attributes of the plan (exercise price, exercise period), market data at the time of allotment (risk-free rate, share price, volatility, expected dividends) and assumptions on the beneficiaries' behaviour. Only those plans granted after 7 November 2002 under which the stock options were not vested as of 1 January 2005 are recognised in accordance with IFRS 2, Share-based Payment.

NOTE 1.24 - MANAGEMENT ESTIMATES

The preparation of the consolidated financial statements under IFRS requires the Group in some cases to make estimates in valuing assets and liabilities and income and expenses recognised during the year.

The Group bases these estimates on comparative historical data and on a variety of assumptions, which it deems to be the most reasonable and probable under the circumstances. Accounting principles that require the use of assessments and estimates are also described in the relevant notes.

Furthermore, IAS 1 requires that the main assumptions and sources of uncertainty underlying such estimates be described, whenever there is a significant risk that the estimated amounts of assets and liabilities will be materially adjusted during the following period. In this case, the Notes to the Financial Statements include information which, by its nature or scope, helps users of the financial statements to understand the judgments management has made, including but not limited to:

- the nature of the assumption or estimation uncertainty;
- the sensitivity of carrying amounts to the methods, assumptions and estimates underlying their calculation;
- the expected resolution of any uncertainty and the range of reasonably possible outcomes within the next financial year;
- an explanation of any changes made to past assumptions if the uncertainty remains unresolved.

The main items that require the use of assessments and estimates are:

Depreciation and amortisation periods for property, plant and equipment and intangibles

Estimates and assumptions are used to calculate the estimated useful life of these assets in order to determine the period over which they should be depreciated or amortised and to recognise any impairment in value. This useful life is determined in accordance with the Group's accounting principles, which are applied uniformly and systematically by all subsidiaries. These periods are shown in Note 1.9.

Impairment of non-current assets

The value of non-current assets has been reviewed in detail in order to determine whether any impairment loss must be recognised in accordance with the model described in Note 1.10. The impairment testing model and the assumptions used are estimates that are based on management's judgment, on past events and, whenever available, on information from external sources. These have been applied in determining the discount rates, terminal values, sales projections, and operating margins.

Provisions

A provision is a liability of uncertain timing or amount. Estimates and assumptions are used in calculating provisions and may be a source of uncertainty. When there is significant uncertainty, which may in particular be the case in analysing provisions for risks and litigation, the provision is assessed on the basis of the scenario that is deemed to be the probable and/or the most conservative, in accordance with the principles set forth in Note 1.18.

Pension and other employee benefits

Obligations under defined-benefit plans are calculated based on assumptions provided by an independent actuary, in accordance with the principles described in Note 1.19.

Deferred tax

Deferred tax assets and liabilities are recognised in accordance with the principles described in Note 1.20. When an entity has recognised tax losses in the recent past, its return to profits is deemed to be improbable, except in certain unusual and exceptional circumstances.

NOTE 1.25 - EVENTS OCCURRING AFTER 31 DECEMBER

No significant event has occurred since 31 December 2006.

The consolidated financial statements for the year as presented were approved by the Executive Management on 19 March 2007 and will be submitted to the shareholders for approval at the Annual General Meeting of 5 June 2007.

The consolidated financial statements for the year were also reviewed by the Audit Committee at its meeting of 14 March 2007.

The dividend that was proposed after the closing date but before the publication date of the financial statement is €0.95 per share.

NOTE 2 - CHANGES IN THE SCOPE OF CONSOLIDATION

	Interest		Method	
	2006	2005	2006	2005
Alpasoie	38.40%	38.42%	Equity	Equity
Ateliers AS	74.18%	74.23%	Full	Full
Ceda Inc.	74.54%	–	Full	–
Hermès Interactif	–	100.00%	–	Full
SCI Florian-Montgolfier	100.00%	–	Full	–
Hermès Gainier	100.00%	–	Full	–
GC Real Estate	–	100.00%	–	Full
Leica Camera AG	–	36.18%	–	Equity
Leica Camera Japan Co.	49.00%	67.45%	Equity	Equity
Manufacture de Haute Maroquinerie	100.00%	–	Full	–
Nehel	100.00%	99.77%	Full	Full
Vaucher Manufacture Fleurier	13.04%	–	Equity	–

The main changes in the scope of consolidation during 2006 were the following.

Universal transfer of assets from GC Real Estate and Hermès Interactif to Hermès International
To rationalise existing structures, GC Real Estate and Hermès Interactif transferred all of their assets and liabilities to Hermès International. These transactions produced no material impact on the Group's consolidated financial statements.

Creation of Ceda Inc
In March 2006, the Group created a distribution subsidiary in the US to expand international business for Ceda products. Its share capital is made up of 100 shares and is wholly-owned by Ceda.

Consolidation of Hermès Gainier for the first time
A dedicated unit was created in 2006 to promote development of the Hermès Group's upholstery, by changing the company name and corporate purpose of Isamyol 13, a *société par actions simplifiée*. Its share capital is made up of 3,700 shares and is wholly-owned by Hermès International.

Acquisition of Manufacture de Haute Maroquinerie (MHM)
Acquisition date: 23 February 2006.
Merged entity: MHM, a subcontractor of the Hermès Group for many years, was acquired in 2006. Its registered office is located in Aix-les-Bains. The company has some 230 employees.
This business combination has no material impact on the Group as a whole and therefore does not warrant presentation of pro forma information.
Percentage of equity instruments acquired: At the acquisition date, MHM's share capital consisted of 222,598 ordinary shares, all of which were acquired by the Hermès Group, thereby giving it 100% of the share capital and voting rights.
Cost of merger: the shares were sold to the Hermès Group for the sum of €1. The Hermès Group did not incur any material costs in connection with this transaction.
Assets and liabilities acquired: At the acquisition date, the following assets and liabilities were consolidated into the Hermès Group's accounts:

Property, plant and equipment	5.2
Other assets	1.6
Assets (€m)	**6.8**
Net equity	**2.4**
Borrowings and debt	2.9
Other liabilities	1.5
Liabilities and equity (€m)	**6.8**

The assets and liabilities acquired were restated to comply with the Hermès Group's recognition and measurement rules, in accordance with IFRS. They include primarily a €0.2 million charge to provisions for lump-sum retirement benefits and a positive impact of €0.3 million from the application of CRC regulation 2002-10 on depreciation of assets.
Surplus: Based on the difference between the cost of the merger and the value of the assets and liabilities acquired, the acquisition of MHM generated a surplus of €2.4 million. This gain on consolidation was recognised under "Other operating income and expense".
Net income of the company since its acquisition: Over the period from March to December 2006, the company generated a net loss of €0.6 million.

Acquisition of SCI Florian-Montgolfier
Acquisition date: 20 December 2006.
Merged entity: SCI Florian Montgolfier is a SCI (*Société civile immobilière*, real estate partnership) whose corporate purpose is to hold and manage a property complex located in Pantin (93). This business combination has no material impact on the Group as a whole and therefore does not warrant presentation of pro forma information.
Percentage of equity instruments acquired: At the acquisition date, SCI Florian Mongolfier's share capital consisted of 1,000 ordinary shares, all of which were acquired by SCI Auger-Hoche, thereby giving it 100% of the share capital and voting rights.
Cost of merger: The shares were sold to the Hermès Group for €3.2 million, plus €0.3 million in acquisition costs, for a total of €3.5 million.
Assets and liabilities acquired: At the acquisition date, the following assets and liabilities were consolidated into the Hermès Group's accounts:

Property, plant and equipment	1.2
Assets (€m)	**1.2**
Net equity	**0.1**
Borrowings and debt	1.1
Liabilities and equity (€m)	**1.2**

The assets and liabilities acquired were restated to comply with the Hermès Group's recognition and measurement rules, in accordance with IFRS.
Surplus: Based on the difference between the cost of the merger and the assets and liabilities acquired, a valuation adjustment of €3.4 million has been recognised for the property complex, together with net goodwill of €1.1 million in respect of deferred tax.
Net income of the company since its acquisition. Over the period from 20 to 31 December 2006, the company did not generate any net income.

Sale of Leica Camera AG shares
During 2006, Hermès International sold all of its shares in Leica Camera AG (a 36.2% interest) and 50% of its Leica Camera convertible bonds to ACM Projektentwicklungsold, which already owned 51.8% of Leica Camera AG.
Following this transaction, Hermès International recognised a net gain on disposal of €14.1 million. This gain includes:
- impairment of the residual value of the assets that the Group retained, namely the convertible bonds that it did not sell (for a value of €5.9 million, maturing in 2014);
- a discount charge of €0.6 million applied to the deferred portion of the payment, in accordance with the applicable valuation rules;
- a dilution charge of €0.4 million due to the reduction in Hermès International's ownership interest in Leica Japan following the disposal.

Acquisition of a stake in watch movement maker Vaucher Manufacture Fleurier
Effective date of acquisition: 15 December 2006.
Combined entity: Vaucher Manufacture Fleurier, owned by the Sandoz Family Foundation, is a société anonyme with registered office offices located in Fleurier, Switzerland. It has approximately 160 employees. The company specialises in the design, production and assembly of fine watch movements. It supplies movements for a limited number of prestige brands, including Parmigiani Fleurier.

As part of its development strategy in watchmaking, the Hermès Group entered into a partnership with the Sandoz Family Foundation. Hermès will invest CHF25 million (€15.7 million) to increase its interest in Vaucher Manufacture Fleurier to 25%, through a series of share issues. This business combination has no material impact on the Group as a whole and therefore does not warrant presentation of pro forma information.

Consolidation method: As at 31 December 2006, La Montre Hermès owned 13.04% of Company Vaucher Manufacture Fleurier. Given the contractual terms of the agreement, particularly with respect to corporate governance, Vaucher Manufacture Fleurier was equity-accounted as at 31 December 2006.

Percentage of equity instruments acquired: at the acquisition date, Vaucher Manufacture Fleurier's share capital consisted of 17,250 ordinary shares; of these, 2,250 were acquired by La Montre Hermès, thereby giving it 13.04% of the share capital and voting rights.

Cost of combination: The newly issued shares were subscribed for by La Montre Hermès for CHF10 million (€6.2 million). The Hermès Group did not incur any material costs in connection with this transaction.

Assets and liabilities acquired: As of the acquisition date, Vaucher Manufacture Fleurier had net assets of €14.7 million. Its total assets amounted to €27.5m.

Surplus: Based on the difference between the cost of the combination and the assets and liabilities acquired, goodwill of CHF6.9 million (€4.3 million) has been recognised.

Net income of the company since its acquisition: Over the period from 15 to 31 December 2006, the company did not generate any material net income.

NOTE 3 - INFORMATIONS BY BUSINESS SEGMENT

The information below is shown after consolidation adjustments and eliminations.

a - Consolidated sales by business sector (1)

in millions of euros

	2006	2005
Silk and textiles	173.5	163.1
Leather Goods and Saddlery (2)	663.7	641.3
Clothing and Accessories (3)	293.7	293.8
Other Hermès Sectors (4)	77.1	67.8
Distribution via the Hermès exclusive network	**1,208.0**	**1,166.0**
Perfumes	100.7	72.8
Watches	110.1	104.0
Tableware	44.5	36.8
Distribution via specialised outlets	**255.3**	**213.6**
Miscellaneous(5)	**51.6**	**47.8**
TOTAL	**1,514.9**	**1,427.4**

(1) No breakdown is available for 2004 due to the reorganisation of the business sectors carried out during 2006.
(2) "Leather Goods and Saddlery" includes bags, saddlery and riding gear, diaries and small leather goods.
(3) "Clothing and Accessories" includes men and women's clothing, belts, jewellery accessories, gloves, hats and Hermès shoes.
(4) "Other Hermès Sectors" includes jewellery and Art of Living products.
(5) "Miscellaneous" includes John Lobb shoes and products manufactured for brands from outside the Group (textile printing, perfumes, etc.).

The bulk of sales is derived from sales of goods.
Sales of services do not make up a material percentage of total sales.

b - Segment data

in millions of euros

	2006				2005			
	Hermès network	Specialist outlets	Other*	Total	Hermès network	Specialist outlets	Other	Total
Sales	**1,208.0**	**255.3**	**51.6**	**1,514.9**	**1,166.0**	**213.6**	**47.8**	**1,427.4**
Selling, marketing and administrative expenses	(409.7)	(75.0)	(52.6)	(537.3)	(380.3)	(65.9)	(41.9)	(488.1)
Depreciation and amortisation	(31.1)	(10.2)	(6.7)	(48.0)	(28.5)	(7.8)	(6.2)	(42.5)
Provisions	(3.7)	0.3	1.2	(2.2)	(5.7)	(1.5)	(3.2)	(10.4)
Impairment losses	(0.5)	(1.7)	(2.3)	(4.5)	–	(3.9)	(0.5)	(4.4)
Segment result	**377.2**	**63.9**	**(40.0)**	**401.1**	**361.1**	**46.3**	**(23.9)**	**383.5**
Operating margin by segment	*31.2%*	*25.0%*		*26.5%*	*31.0%*	*21.7%*		*26.9%*
Other non-current income and expense			14.1	14.1				
Net financial income			(0.3)	(0.3)			3.9	3.9
Share of net income of associates			(5.9)	(5.9)			0.2	0.2
Corporate income tax			(136.2)	(136.2)			(135.8)	(135.8)
Minority interests			(4.4)	(4.4)			(4.8)	(4.8)
Net income	**377.2**	**63.9**	**(172.7)**	**268.4**	**361.1**	**46.3**	**(160.4)**	**247.0**
Segment assets **	961.7	117.7	48.3	1,127.7	903.4	98.9	34.9	1,037.2
Segment investments	103.9	11.5	18.9	134.3	68.4	6.1	44.0	118.5
Segment liabilities **	268.0	48.5	55.9	372.4	241.5	42.3	58.3	342.1

* Including items that cannot be allocated to a specific business segment but meet the definitions set out in Note 1.16.

** 2005 reported assets and liabilities are after applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

Reconciliation of segment assets and liabilities with the balance sheet:

in millions of euros

	31/12/2006	31/12/2005
Assets allocated to a segment	1,079.4	1,002.3
Other assets that cannot be allocated to a segment but meet the definition of "segment assets"	48.3	34.9
"Segment" assets	**1,127.7**	**1,037.2**
Available-for-sale securities	17.2	17.4
Held-to-maturity securities	23.7	47.4
Investments in associates	33.9	37.7
Other non-current financial assets	14.2	15.1
Tax receivables and deferred tax assets	111.0	103.0
Financial instruments at fair value	47.9	35.2
Cash and cash equivalents	570.4	605.3
TOTAL ASSETS	**1,946.0**	**1,898.3**
Liabilities allocated to a segment	316.5	283.8
Other liabilities that cannot be allocated to a segment but meet the definition of "segment liability"	55.9	58.3
"Segment" liabilities	**372.4**	**342.1**
Taxes payable and deferred tax liabilities	54.4	54.0
Cash liabilities and financial instruments	95.0	100.5
Shareholders' equity	1,424.2	1,401.7
TOTAL EQUITY AND LIABILITIES	**1,946.0**	**1,898.3**

NOTE 4 - INFORMATION BY GEOGRAPHICAL AREA

The information below is shown after consolidation adjustments and eliminations.

in millions of euros

	2006			2005		
	Sales	Segment assets	Segment investments	Sales	Segment assets	Segment investments
France	290.3	528.7	42.6	269.4	471.8	67.3
Europe (excluding France)	279.6	125.9	26.2	242.8	108.4	7.6
Japan	409.7	231.3	17.4	414.5	244.9	13.7
Asia-Pacific (excluding Japan)	260.9	156.6	34.7	245.5	128.7	23.2
Americas	232.0	85.2	13.4	216.2	83.4	6.2
Other [1]	42.4	–	–	39.0	–	-
TOTAL	**1,514.9**	**1,127.7**	**134.3**	**1,427.4**	**1,037.2**	**118.5**

(1) Including sales to airlines.

NOTE 5 - GROSS PROFIT

All commissions are taken to cost of sales. Provisions for impairment of inventories, losses on inventories, and the portion of depreciation that is allocated to the production cost of products sold are included in the cost of sales.

NOTE 6 - SELLING, MARKETING AND ADMINISTRATIVE EXPENSES

in millions of euros

	2006	2005	2004
Advertising	90.1	76.2	71.1
Other selling, marketing and administrative expenses	447.2	411.9	391.8
TOTAL	**537.3**	**488.1**	**462.9**

NOTE 7 - EMPLOYEES

Geographical breakdown of employees:

	31/12/2006	31/12/2005	31/12/2004
France	4,349	3,881	3,680
Europe (excluding France)	668	607	585
Other	1,808	1,662	1,606
TOTAL	**6,825**	**6,150**	**5,871**

Breakdown by category:

	31/12/2006	31/12/2005	31/12/2004
Production	3,009	2,571	2,384
Sales	2,632	2,491	2,447
Other (design, marketing, administration)	1,184	1,088	1,040
TOTAL	**6,825**	**6,150**	**5,371**

Total personnel costs for 2006 were €378.9 million, compared with €342.4 million in 2005 and €313.8 million in 2004.

NOTE 8 - OTHER INCOME AND EXPENSE

in millions of euros

	2006	2005	2004
Depreciation and amortisation	(48.0)	(42.5)	(42.2)
Net change in provisions	(0.6)	(5.1)	1.3
Net change in post-employment and similar benefit obligations	(1.6)	(5.3)	(3.3)
Impairment losses on non-current assets	(4.5)	(4.4)	(3.3)
Other income and expense	3.1	0.1	(0.5)
TOTAL	**(51.6)**	**(57.2)**	**(48.0)**

NOTE 9 - OTHER NON-CURRENT INCOME AND EXPENSE

The €14.1 million included in "Other non-current income and expense" in 2006 represents the net gain on the disposal of Leica Camera shares (please see Note 2).

NOTE 10 - NET FINANCIAL INCOME

in millions of euros

	2006	2005	2004
Income from cash and cash equivalents	13.7	11.2	8.7
Gross cost of debt	(0.8)	(0.2)	(1.1)
- of which: income from hedging instruments	*1.6*	*1.6*	*0.6*
Cost of net debt	**12.9**	**11.0**	**7.6**
Other financial income and expense	(13.2)	(7.1)	(0.1)
- of which: gains/(losses) on trading derivatives	*1.1*	*(0.6)*	-
- of which: changes in the value of trading assets and liabilities	*(14.3)*	*(7.0)*	-
TOTAL	**(0.3)**	**3.9**	**7.5**

NOTE 11 - CORPORATE INCOME TAX

a - Breakdown of corporate income tax charge

in millions of euros

	2006	2005	2004
Current tax	(148.3)	(136.3)	(122.4)
Deferred tax	12.1	0.5	(2.8)
TOTAL	**(136.2)**	**(135.8)**	**(125.2)**

b - Rationalisation of corporate income tax charge

The effective tax rate for the year ended 31 December 2006 was 32.8% compared with 35.1% and 34.3% for the years ended 31 December 2005 and 2004, respectively. The difference between the theoretical tax charge and the actual tax charge for 2006 is explained as follows:

in millions of euros

	2006	2005	2004
Consolidated net income - Group's share	268.4	247.0	213.9
Share of net income of associates	(5.9)	0.2	(21.0)
Minority interests in consolidated net income	(4.4)	(4.8)	(4.5)
Corporate income tax	**(136.2)**	**(135.8)**	**(125.2)**
Income before tax	414.9	387.4	364.6
Effective tax rate	32.8%	35.1%	34.3%
Current tax rate in France	34.4%	34.9%	35.4%
Theoretical tax charge	(142.7)	(135.2)	(129.1)
Reconciliation items			
– differences relating to foreign tax (primarily the tax rate)	1.6	2.2	1.3
– differences relating to taxation of unrealised gains on investments in associates	0.3	(0.1)	1.2
– permanent timing differences and transactions taxed at a reduced rate	4.6	(2.7)	1.4
TOTAL	**(136.2)**	**(135.8)**	**(125.2)**

c - Deferred tax

Deferred tax is recognised on all timing differences using the liability method. Discounting is not applied to deferred tax. The net change in deferred tax assets and liabilities breaks down as follows:

	in millions of euros
Deferred tax assets as at 1 January 2006*	102.0
Deferred tax liabilities as at 1 January 2006	10.8
Net deferred tax assets as at 1 January 2006	**91.2**
Impact on the income statement	12.1
Impact on the scope of consolidation	(1.3)
Other **	(6.4)
Impact of foreign exchange movements	(6.7)
Deferred tax assets as at 31 December 2006	110.1
Deferred tax liabilities as at 31 December 2006	21.2
Net deferred tax assets as at 31 December 2006	**88.9**

* After applying the SoRIE amendment on recognition of actuarial gains and losses on employee benefit obligations.

** Other items relate to deferred taxes resulting from the reversal of the portion of revaluation of financial instruments recorded under equity as at 1 January 2006 (recyclable portion) and on actuarial gains and losses on employee benefit obligations recognised during the year. This movement produced no impact on net income for the year.

At 31 December 2006, deferred tax assets related mainly to restatements of internal profits as inventories and on charges to provisions for inventories (€57.6 million), restricted provisions (€8.9 million) and other timing differences (€40.2 million).

d - Tax impact of dividends proposed and declared to shareholders

The amount of dividends proposed and declared to shareholders has no tax impact.

NOTE 12 - INVESTMENTS IN ASSOCIATES

a - Value of shares in associates

in millions of euros

	31/12/2006	31/12/2005	31/12/2004
Financière Saint-Éloi	–	(1.6)	(1.6)
Gaulme	6.6	12.4	13.6
Groupe Perrin	5.2	4.6	3.7
John Lobb Japon (until 30 June 2005)	–	–	0.9
Leica Camera AG (until 27 December 2006)	–	7.4	-
Leica Camera Japan Co.	0.5	1.3	-
Maroquinerie Thierry	–	-	0.1
Soficuir International	15.4	13.6	11.7
Vaucher Manufacture Fleurier (since 15 December 2006)	6.2	–	-
TOTAL	**33.9**	**37.7**	**28.4**

All these entities have a financial year-end of 31 December, with the exception of Leica Camera Japan Co. (31 March).

b - Change in investments in associates

This item is broken down as follows:

in millions of euros

	31/12/2006	31/12/2005	31/12/2004
Investments in associates as at 1 January	37.7	**28.4**	**37.2**
Impairment provision	(5.0)	2.9	(2.9)
Dividends paid	(0.1)	–	–
Impact of changes in scope of consolidation	0.8	8.0	(0.1)
Share of 2006 net income	(0.9)	(1.5)	(5.4)
Other	1.4	(0.1)	(0.4)
Investments in associates as at 31 December	33.9	**37.7**	**28.4**

c - Information on associates

in millions of euros

2006	**% interest**	**Market capitalisation**	**Operating revenues**	**Net income**	**Non-current assets**	**Equity**	**Total assets**
Gaulme	35.00%	n/a	30.0	0.1	29.3	15.8	43.2
Groupe Perrin	39.52%	n/a	25.2	1.8	2.8	15.8	22.7
Leica Camera Japan Co.	49.00%	n/a	7.3	(0.7)	1.4	1.1	5.7
Maroquinerie Thierry	43.82%	n/a	2.8	–	0.4	0.3	0.8
Soficuir International	49.60%	n/a	56.1	5.1	5.5	32.1	66.9
Vaucher Manufacture Fleurier	13.04%	n/a	N/A	N/A	N/A	N/A	N/A

n/a: not applicable; N/A: not available.

in millions of euros

2005	**% interest**	**Market capitalisation**	**Operating revenues**	**Net income**	**Non-current assets**	**Equity**	**Total assets**
Financière Saint-Éloi	20.00%	n/a	N/A	N/A	N/A	N/A	N/A
Gaulme	35.00%	n/a	28.6	(1.0)	31.5	15.6	45.3
Groupe Perrin	39.52%	n/a	27.0	2.0	3.0	14.2	22.4
Leica Camera AG*	36.18%	66.0	93.7	(19.8)	12.4	2.7	80.9
Leica Camera Japan Co.	67.45%	n/a	6.1	(0.7)	1.0	2.0	9.2
Maroquinerie Thierry	43.82%	n/a	2.4	(0.1)	0.4	0.3	0.8
Soficuir International	49.60%	n/a	47.3	3.4	5.8	26.7	57.4

* Figures for the financial year from 1 April 2004 until 31 March 2005.
n/a: not applicable; N/A: not available.

NOTE 13 - MINORITY INTERESTS

in millions of euros

	31/12/2006	31/12/2005	31/12/2004
Minority interests as at 1 January	**21.5**	**17.2**	**18.2**
Translation adjustment on foreign companies	(1.0)	2.4	(0.5)
Minority interests in dividends distributed	(4.9)	(2.3)	(1.3)
Minority interests in net income	4.4	4.8	4.5
Other changes	(4.8)	(0.6)	(3.7)
Minority interests as at 31 December	**15.2**	**21.5**	**17.2**

NOTE 14 - EARNINGS PER SHARE

Earnings per share is calculated on the basis of the weighted average number of shares outstanding during the year.

The weighted average number of shares outstanding during the year and previous years is adjusted to take account of any bonus issues and stock splits occurring during the year, and of treasury shares.

Diluted earnings per share is adjusted to reflect shares to be issued in connection with stock option plans implemented by the Executive Management.

The calculation and reconciliation of basic earnings per share and diluted earnings per share is shown below:

	2006*	2005*	2004*
Numerator (in millions of euros)			
Basic net income	268.4	247.0	213.9
Adjustments	–	–	–
Diluted net income	268.4	247.0	213.9
Denominator (number of shares)			
Weighted average number of ordinary shares	**107,031,756**	**108,967,464**	**109,992,297**
Basic earnings per share	**2.51**	**2.27**	**1.94**
Weighted average number of ordinary shares under option	347,485	514,425	562,692
Weighted average number of shares that would have been issued at fair value	(224,418)	(385,416)	(395,682)
Weighted average number of diluted ordinary shares	**107,154,823**	**109,096,473**	**110,159,307**
Diluted earnings per share	**2.51**	**2.26**	**1.94**
Average price per share	€71.21	€56.60	€52.37
Average exercise price for shares under options	€45.99	€42.41	€36.82

* After 3-for-1 stock split applied to comparative figures.

NOTE 15 - GOODWILL

in millions of euros

	31/12/2005	Increases	Decreases	Currency impact	Other	31/12/2006
Goodwill	55.1	1.1	–	(4.7)	–	51.5
Total gross value	**55.1**	**1.1**	**–**	**(4.7)**	**–**	**51.5**
Amortisation booked before 1 January 2004	34.2	–	–	(2.8)	–	31.4
Impairment losses	1.2	–	–	–	–	1.2
Total amortisation and impairment losses	**35.4**	**–**	**–**	**(2.8)**	**–**	**32.6**
Total net value	**19.7**	**1.1**	**–**	**(1.9)**	**–**	**18.9**

The increase during the year relates to SCI Florian-Montgolfier, for which goodwill of €1.1 million was recognised upon acquisition of 100% of the shares (see note 2). The bulk of goodwill relates to Hermès Japon (€13 million).

The impact of exchange rates decreased the gross value of goodwill by €4.7 million.

It is noted that amortisation booked before 1 January 2004 has not been restated, in accordance with the exception allowed by IFRS 1.

It is noted that the cash generating units on which impairment losses have been recognised are not individually material when compared with the Group's overall business. Furthermore, no goodwill with an indefinite life is allocated to several CGUs.

NOTE 16 - INTANGIBLE ASSETS

in millions of euros

	31/12/2005	Increases	Decreases	Currency impact	Other	31/12/2006
Leasehold rights	34.5	5.9	(1.8)	–	0.5	39.1
Concessions, patents, licences and software	16.3	1.9	–	(0.5)	0.1	17.8
Other intangible assets	29.7	4.9	(1.8)	(0.3)	0.7	33.2
Total gross value	**80.5**	**12.7**	**(3.6)**	**(0.8)**	**1.3**	**90.1**
Amortisation of leasehold rights	17.3	1.0	(1.8)	–	–	16.5
Amortisation of concessions, patents, licences and software	12.5	1.8	–	(0.3)	0.1	14.1
Amortisation of other intangible assets	19.9	2.8	(0.1)	(0.2)	(0.4)	22.0
Impairment losses	1.0	–	–	–	–	1.0
Total amortisation and impairment losses	**50.7**	**5.6**	**(1.9)**	**(0.5)**	**(0.3)**	**53.6**
Total net value	**29.8**	**7.1**	**(1.7)**	**(0.3)**	**1.6**	**36.5**

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

in millions of euros

	31/12/2005	Increases	Decreases	Currency impact	Other	31/12/2006
Land	126.1	1.7	–	(12.0)	5.1	120.9
Buildings	237.1	10.9	(6.3)	(10.3)	71.1	302.5
Machinery, plant and equipment	99.9	9.3	(1.3)	–	3.5	111.4
Other property, plant and equipment	325.5	42.8	(5.5)	(15.3)	17.9	365.4
Construction in progress	51.5	47.5	(0.1)	(1.1)	(82.5)	15.3
Total gross value	**840.1**	**112.2**	**(13.2)**	**(38.7)**	**15.1**	**915.5**
Depreciation of buildings	79.6	11.2	(3.6)	(2.8)	1.9	86.3
Depreciation of machinery, plant and equipment	64.5	7.7	(1.1)	(0.1)	2.7	73.7
Depreciation of other property, plant and equipment	177.2	33.5	(4.5)	(7.4)	1.4	200.2
Impairment losses	19.3	2.5	(3.5)	(0.3)	(0.5)	17.5
Total depreciation and impairment losses	**340.6**	**54.9**	**(12.7)**	**(10.6)**	**5.5**	**377.7**
Total net value	**499.5**	**57.3**	**(0.5)**	**(28.1)**	**9.6**	**537.8**

Other movements include €14.9 million in gross property, plant and equipment consolidated following the acquisition of Manufacture de Haute Maroquinerie and of SCI Florian-Montgolfier, on which a depreciation charge of €5.5 million was booked.

Investments during the year relate mainly to the opening and renovation of stores and capital expenditure to expand production capacity.

No item of property, plant or equipment has been pledged as debt collateral. Furthermore, the amount of these assets in temporary use is not material when compared with the total value of property, plant and equipment.

Impairment losses on intangible assets and property, plant and equipment relate to production operations and stores considered to be insufficiently profitable based on the criteria set forth in IAS 36.

It is noted that the cash generating units on which impairment losses have been recognised are not individually material when compared with the Group's overall revenues.

NOTE 18 - INVESTMENT PROPERTY

in millions of euros

	31/12/2005	Increases	Decreases	Currency impact	Other	31/12/2006
Land	3.1	–	–	–	–	3.1
Buildings	9.9	–	–	(0.3)	–	9.6
Total gross amount	**13.0**	**–**	**–**	**(0.3)**	**–**	**12.7**
Depreciation	0.8	0.2	–	–	–	1.0
Total net value	**12.2**	**(0.2)**	**–**	**(0.3)**	**–**	**11.7**

It is noted that neither the Group nor its subsidiaries are bound by any contractual obligation to buy, build or develop any investment property, existing or otherwise.
Moreover, the costs incurred for the upkeep, maintenance and improvement of investment assets are not material, nor, to the best of our knowledge at this time, likely to change materially over the next several years.

Rental income derived from investment property amounted to €0.7 million.

As at 31 December 2006, the estimated fair value of investment property was €20 million. This estimate is based on valuation work carried out by independent experts at appropriate intervals.
The valuations are based mainly on real estate transactions for comparable properties and on indicators established by recognised organisations or professionals.

NOTE 19 - FINANCE LEASES

As of 31 December 2006, the Group no longer had any finance leases as defined by IAS 17.

NOTE 20 - AVAILABLE-FOR-SALE SECURITIES AND HELD-TO-MATURITY SECURITIES

in millions of euros

	31/12/2005	Increases	Decreases	Currency impact	Other	31/12/2006
Other investments in non-consolidated companies	0.8	–	(0.1)	–	0.7	1.4
Other long-term investments	18.5	4.0	(0.4)	(0.8)	–	21.3
Total gross amount	**19.3**	**4.0**	**(0.5)**	**(0.8)**	**0.7**	**22.7**
Impairment	1.9	3.0	(0.1)	–	0.7	5.5
Total available-for-sale securities	**17.4**	**1.0**	**(0.4)**	**(0.8)**	**–**	**17.2**

Other long-term investments mainly include €6.9 million in life insurance in Japan and €9.5 million in a liquidity contract.

The main changes during the year relate to the life insurance contract in Japan and to a loan to Leica Camera, for which a provision was set aside to cover the full amount.

in millions of euros

	31/12/2005	Increases	Decreases	Currency impact	Other	31/12/2006
Other long-term securities	20.4	2.2	(8.0)	–	–	14.6
Other term investments	27.0	–	(12.0)	–	–	15.0
Total gross value	**47.4**	**2.2**	**(20.0)**	**–**	**–**	**29.6**
Impairment	–	5.9	–	–	–	5.9
Total held-to-maturity securities	**47.4**	**(3.7)**	**(20.0)**	**–**	**–**	**23.7**

Other long-term securities include €5.9 million in Leica Camera AG convertible bonds subscribed for during 2004, which are revalued each year at the effective interest rate of 9%. Following the disposal of the interest in Leica Camera, this asset was fully impaired (see Mote 2).

Changes during the year include a decrease of €7.2 million recognised following the disposal of part of the Leica Camera convertible bonds.

Term investments, which are not liquid, include term deposits with banks held for more than three months. Changes in this item during the year were due to closing out a term deposit that had reached maturity

NOTE 21 - LOANS AND DEPOSITS

in millions of euros

	31/12/2005	Increases	Decreases	Currency impact	Other	31/12/2006
Loans and deposits	15.3	3.2	(2.5)	(1.2)	(0.4)	14.4
Depreciation	0.2	–	–	–	–	0.2
Total loans and deposits	**15.1**	**3.2**	**(2.5)**	**(1.2)**	**(0.4)**	**14.2**

Security deposits amounted to €9.2 million as at 31 December 2006.

NOTE 22 - INVENTORIES AND WORK IN PROGRESS

in millions of euros

	31/12/2006 Gross	31/12/2006 Impairment	31/12/2006 Net	31/12/2005 Net	31/12/2004 Net
Purchased goods, semi-finished and finished goods	324.0	98.0	226.0	210.9	189.8
Raw materials and work in progress	156.0	32.3	123.7	111.3	100.4
Total inventories and work in progress	**480.0**	**130.3**	**349.7**	**322.2**	**290.2**

The net charge to provisions for inventories was €9 million for 2006 compared with €10.1 million in 2005.
No inventories were pledged as debt collateral.

NOTE 23 - TRADE RECEIVABLES AND OTHER RECEIVABLES

in millions of euros

	31/12/2006 Gross	31/12/2006 Impairment	31/12/2006 Net	31/12/2005 Net	31/12/2004 Net
Trade receivables	122.7	4.6	118.1	115.4	111.6
Current tax receivables	0.9	–	0.9	1.0	6.8
Other receivables	56.1	1.1	55.0	38.4	37.5
Total other receivables	**179.7**	**5.7**	**174.0**	**154.8**	**155.9**

All accounts receivable are due within one year. Receivables for which payment has been materially deferred have been discounted.

NOTE 24 - EXPOSURE TO MARKET RISKS

a - Counterparty risk

As the Group deals only with leading banks and financial institutions that have signed an FBF agreement on trading in financial futures instruments, it is not exposed to any counterparty risk.

b - Currency risk

Most of the Group's currency exposure comes from sales denominated in foreign currencies.

It hedges this exposure so as to minimise the impact of currency fluctuations on Group profits.

The Group's currency exposure management policy is based on the following principles:

– the manufacturing subsidiaries bill the distribution subsidiaries in their home currency, which automatically concentrates the currency risk on the manufacturing subsidiaries;

– the Group's net exposure is systematically hedged by Hermès International according to annual budgets, based on highly probable operating cash flows, through firm foreign exchange transactions and/or options eligible for hedge accounting;

– no speculative transactions are authorised;

– all other non-operating transactions are hedged against currency risks as soon as the commitment is firm and definitive.

These management rules have been validated by the Executive Committee and have also been endorsed by the Supervisory Board.

An integrated software package is used for the administrative management of these transactions and to monitor the back office in real time.

In addition, the internal audit ensures compliance with these rules.

Within this set of rules, management decisions are validated by the Executive Committee, via a Treasury Security Committee that meets on a regular basis.

Currency position at 31/12/2006							in millions of euros
Currency	**Payables and receivables as at 31/12/2006**	**Future cash flows**	**Net position before cover**	**Off-balance sheet position**	**Net position after cover**	**Cover ratio**	**1% sensitivity**
AUD	0.9	4.4	5.3	(5.2)	0.1	98%	-
CAD	1.5	4.4	5.9	(5.7)	0.2	96%	-
CHF	23.7	6.8	30.5	(27.2)	3.3	89%	(0.03)
CZK	0.1	0.9	1.0	(1.0)	–	99%	–
EUR*	4.0	19.9	23.9	(25.9)	(1.9)	108%	0.02
GBP	5.9	18.1	23.9	(20.3)	3.6	85%	(0.04)
HKD	11.3	42.8	54.1	(53.5)	0.6	99%	-
JPY	107.5	173.9	281.4	(278.4)	3.0	99%	(0.03)
KRW	0.1	(6.4)	(6.3)	6.4	0.1	101%	-
SGD	14.9	96.1	111.0	(114.1)	(3.1)	103%	0.03
THB	1.3	6.6	7.9	(8.2)	(0.2)	103%	-
USD	36.6	145.2	181.8	(180.2)	1.6	99%	(0.02)
Total	**207.8**	**512.7**	**720.5**	**(713.1)**	**7.4**	**99%**	**(0.08)**

* EUR currency risk for subsidiaries that use a different reporting currency.

Currency position as at 31/12/2006							in millions of euros
Currency	**Payables and receivables as at 31/12/2005**	**Future cash flows**	**Net position before cover**	**Off-balance sheet position**	**Net position after cover**	**Cover ratio**	**1% sensitivity**
AUD	1.2	3.7	4.9	(4.8)	0.1	98%	-
CAD	0.9	4.5	5.4	(4.8)	0.6	90%	(0.01)
CHF	(1.5)	9.4	7.9	(8.6)	(0.7)	108%	0.01
CZK	0.3	0.8	1.1	(1.2)	(0.1)	110%	-
EUR*	5.5	23.0	28.4	(29.7)	(1.2)	104%	0.01
GBP	4.9	13.5	18.4	(17.7)	0.7	96%	(0.01)
HKD	6.9	37.8	44.7	(42.7)	2.1	95%	(0.02)
JPY	87.1	161.6	248.7	(250.0)	(1.3)	101%	0.01
KRW	(0.3)	(7.9)	(8.1)	7.9	(0.2)	97%	-
MXN	0.4	–	0.4	–	0.4	–	-
SGD	7.4	102.4	109.8	(112.9)	(3.1)	103%	0.03
THB	1.4	5.2	6.6	(5.6)	1.0	85%	(0.01)
USD	27.9	165.0	193.0	(190.9)	2.0	99%	(0.02)
Total	**142.2**	**519.0**	**661.2**	**(661.0)**	**0.2**	**100%**	**0.0**

* EUR currency risk for subsidiaries that use a different reporting currency.

Analysis of currency contracts as at 31/12/2006 — in millions of euros

	Nominal amount of off-balance sheet position (gross) [1]	Nominal amount of off-balance sheet position (net) [2]	Market value of contracts at 31/12/2006 [3]			
			Cash flow hedges	Fair value hedges	Unallocated	Total
Options purchased						
HKD put	19.0	19.0	0.9	-	-	0.9
JPY put	148.2	148.2	8.0	-	-	8.0
JPY call	-	-	-	-	-	-
SGD put	39.2	39.2	0.8	-	-	0.8
USD put	77.4	68.4	3.5	-	0.3	3.7
USD call	-	-	-	-	-	-
	283.8	**274.8**	**13.1**	**-**	**0.3**	**13.4**
Forward currency contracts [4]						
HKD	23.6	23.6	0.8	-	-	0.8
JPY	25.8	25.8	2.1	-	-	2.1
SGD	56.9	56.9	0.7	-	-	0.7
USD	74.4	74.4	3.0	(0.2)	-	2.7
Other	55.4	55.4	(0.2)	-	(0.1)	(0.3)
	236.0	**236.0**	**6.2**	**(0.2)**	**(0.1)**	**6.0**
Treasury swaps [4]						
HKD	10.9	10.9	-	-	-	
JPY	104.5	104.5	-	0.1	0.6	0.7
SGD	18.0	18.0	-	(0.1)	-	(0.1)
USD	37.4	37.4	-	-	-	-
Other	31.6	31.6	-	-	0.2	0.2
	202.4	**202.4**	**-**	**-**	**0.8**	**0.8**
Options sold						
USD call	(9.0)	-	-	-	(0.3)	(0.3)
	(9.0)	**-**	**-**	**-**	**(0.3)**	**(0.3)**
Total	**713.1**	**713.2**	**19.4**	**(0.2)**	**0.7**	**19.9**

(1) Nominal amount of all off-balance sheet instruments.
(2) Nominal amount of derivatives allocated to hedge foreign exchange risks.
(3) Gain/(loss).
(4) Sold/(purchased).

Analysis of currency contracts as at 31/12/2005

in millions of euros

	Nominal amount of off-balance sheet position (gross) [1]	Nominal amount of off-balance sheet position (net) [2]	Market value of contracts at 31/12/2006 [3]			
			Cash flow hedges	Fair value hedges	Unallocated	Total
Options purchased						
HKD put	18.8	18.8	0.2	-	-	0.2
JPY put	96.7	96.7	3.0	-	-	3.0
JPY call	(6.5)	-	-	-	0.1	0.1
SGD put	65.7	60.6	0.3	-	-	0.3
USD put	65.8	65.8	0.8	-	-	0.8
USD call	(4.7)	(2.4)	-	-	-	0.1
	235.9	**239.6**	**4.3**	**-**	**0.1**	**4.4**
Forward currency contracts [4]						
HKD	19.1	19.1	(0.7)	-	-	(0.7)
JPY	65.1	65.1	2.1	-	-	2.1
SGD	57.0	57.0	(2.5)	-	-	(2.5)
USD	110.4	110.4	(2.9)	(0.7)	-	(3.6)
Other	53.1	52.1	1.0	-	-	1.0
	304.8	**303.8**	**(3.0)**	**(0.7)**	**-**	**(3.6)**
Treasury swaps [4]						
HKD	4.7	4.7	-	(0.1)	-	(0.1)
JPY	88.3	88.3	-	(0.4)	-	(0.4)
SGD	(4.7)	(4.7)	-	0.1	-	0.1
USD	17.0	17.0	-	(0.1)	-	(0.1)
Other	12.3	12.3	-	0.1	-	0.1
	117.6	**117.6**	**-**	**(0.4)**	**-**	**(0.4)**
Options sold						
USD call	7.8	-	-	-	(0.4)	(0.4)
	7.8	**-**	**-**	**-**	**(0.4)**	**(0.4)**
Total	**666.1**	**661.0**	**1.3**	**(1.1)**	**(0.3)**	**(0.1)**

(1) Nominal amount of all off-balance sheet instruments.
(2) Nominal amount of derivatives allocated to hedge foreign exchange risks.
(3) Gain/(loss).
(4) Sold/(purchased).

c - Interest-rate and liquidity risk

The Hermès Group's policy is to maintain a positive treasury position and to have cash available so as to be able to finance its growth strategy independently. The Group's treasury surpluses and requirements are managed directly or overseen by Hermès International's Treasury Management Department, in accordance with a conservative policy designed to avoid any risk of losing capital and to maintain a satisfactory liquidity position.

Cash surpluses are invested mainly in money-market mutual funds and cash equivalents with a sensitivity of less than 0.5 and a recommended investment period of less than three months. These investments are carried at their revalued amount (fair value).

Gross debt consists mainly of long-term amortisable fixed-rate loans in Japanese yen contracted by Hermès Japon to finance the purchase of the land and construction of the Ginza store in Tokyo.

These loans are guaranteed by Hermès International but are not covered by any real security interests or by any specific covenants.

From time to time, the Group uses financial instruments such as swaps and derivatives to hedge part of its liabilities and receivables against interest rate fluctuations.

It applies the same risk monitoring and management procedures as for currency transactions.

Interest rate risks are presented only for net cash items, as no interest rate risk has been identified on other financial assets and liabilities.

As at 31 December 2006

in millions of euros

	< 1 year	Between 1 and 5 years	> 5 years	Total	Variable rate	Fixed-rate
Financial assets	**570.4**	**-**	**-**	**570.4**	**570.4**	**-**
Euros	444.9	-	-	444.9	444.9	-
Swiss francs	16.6	-	-	16.6	16.6	-
Other	108.9	-	-	108.9	108.9	-
Financial liabilities*	**43.0**	**15.2**	**5.6**	**63.8**	**37.5**	**26.3**
Euros	8.5	0.1	0.1	8.7	8.7	-
Japanese yen	25.4	15.1	5.5	46.0	19.7	26.3
Other	9.1	-	-	9.1	9.1	-
Net cash before cover	**527.4**	**(15.2)**	**(5.6)**	**506.6**	**532.9**	**(26.3)**
Net cash after cover	**527.4**	**(15.2)**	**(5.6)**	**506.6**	**532.9**	**(26.3)**

* Not including commitments to buy out minority shareholders.

in millions of euros

	< 1 year	Between 1 and 5 years	> 5 years	Total	Variable rate	Fixed-rate
Financial assets	**570.4**	**-**	**-**	**570.4**	**570.4**	**-**
Cash and cash equivalents	570.4	-	-	570.4	570.4	-
Financial liabilities*	**43.0**	**15.2**	**5.6**	**63.8**	**37.5**	**26.3**
Medium & long term debt	-	15.2	5.6	20.8	0.2	20.6
Bank overdrafts and short-term debt	41.0	-	-	41.0	35.3	5.7
Current accounts in debit	2.0	-	-	2.0	2.0	-
Net cash before cover	**527.4**	**(15.2)**	**(5.6)**	**506.6**	**532.9**	**(26.3)**
Net cash after cover	**527.4**	**(15.2)**	**(5.6)**	**506.6**	**532.9**	**(26.3)**

* Not including commitments to buy out minority shareholders.

As at 31 December 2005

in millions of euros

	< 1 year	Between 1 and 5 years	> 5 years	Total	Variable rate	Fixed-rate
Financial assets	**605.3**	–	–	**605.3**	**605.3**	–
Euros	472.8	–	–	472.8	472.8	–
Swiss francs	21.5	–	–	21.5	21.5	–
Other	111.0	–	–	111.0	111.0	–
Financial liabilities*	**32.0**	**18.9**	**11.0**	**61.9**	**24.0**	**37.9**
Euros	1.7	0.1	0.1	1.9	1.9	–
Japanese yen	24.8	18.8	10.9	54.5	16.6	37.9
Other	5.5	–	–	5.5	5.5	–
Net cash before cover	**573.3**	**(18.9)**	**(11.0)**	**543.4**	**581.3**	**(37.9)**
Net cash after cover	**573.3**	**(18.9)**	**(11.0)**	**543.4**	**581.3**	**(37.9)**

* Not including commitments to buy out minority shareholders.

in millions of euros

	< 1 year	Between 1 and 5 years	> 5 years	Total	Variable rate	Fixed-rate
Financial assets	**605.3**	–	–	**605.3**	**605.3**	–
Cash and cash equivalents	605.3	–	–	605.3	605.3	–
Financial liabilities*	**32.0**	**18.9**	**11.0**	**61.9**	**24.0**	**37.9**
Medium & long term debt	–	18.8	11.0	29.8	3.3	26.5
Bank overdrafts and short-term debt	31.9	–	–	31.9	20.5	11.4
Current accounts in debit	0.1	0.1	–	0.2	0.2	–
Net cash before cover	**573.3**	**(18.9)**	**(11.0)**	**543.4**	**581.3**	**(37.9)**
Net cash after cover	**573.3**	**(18.9)**	**(11.0)**	**543.4**	**581.3**	**(37.9)**

* Not including commitments to buy out minority shareholders.

Sensitivity to changes in interest rates

A 1% change in interest rates during 2006 would have had an impact of €5.3 million on consolidated net income before tax (€5.8 million in 2005).

The market value of marketable securities is equivalent to their value on the books.

Financial liabilities do not include the debt associated with employee profit sharing, which is included under "Other liabilities".

in millions of euros

	2006	2005
Financial assets	570.4	605.3
Financial liabilities	32.2	20.6
Cash and cash equivalents	**538.2**	**584.7**
Change in net cash position	**(46.5)**	**19.4**
Change in assets	(25.3)	(15.3)
Change in liabilities	(11.1)	23.3
Changes in scope of consolidation	(2.9)	0.4
Foreign exchange differences	(7.2)	11.0

d - Fair value of financial assets and financial liabilities

in millions of euros

	2006				2005			
	Carrying amount	Fair value	Interest rate	Effective interest rate	Carrying amount	Fair value	Interest rate	Effective interest rate
Other non-consolidated investments	0.5	0.5	–	–	0.5	0.5	–	–
Liquidity contract	9.5	9.5	–	–	9.2	9.2	–	–
Other long-term investments	7.2	7.2	–	–	7.7	7.7	–	–
Available-for-sale securities	**17.2**	**17.2**	–	–	**17.4**	**17.4**	–	–
Leica Camera AG convertible bonds and accrued interest	0.4	0.4	5.5%	9.0%	12.3	12.3	5.5%	9.0%
Gaulme convertible bonds and accrued interest	8.3	8.3	2.8%	2.8%	8.1	8.1	2.8%	2.8%
Term bank deposit 1	–	–	–	–	12.0	12.2	*	4.2%
Term bank deposit 2	15.0	15.0	*	1.5%	15.0	14.6	*	1.5%
Held-to-maturity securities	**23.7**	**23.7**	–	–	**47.4**	**47.2**	–	–
Loans and deposits	**14.2**	**14.2**	–	–	**15.1**	**15.1**	–	–
Cash and cash equivalents	**570.4**	**570.4**	–	–	**605.3**	**605.3**	–	–
Bank overdrafts	30.2	30.2	–	–	20.5	20.5	–	–
Commitments to buy out minority shareholders	3.2	3.2	–	–	3.2	3.2	–	–
Loan - Japan	25.8	25.8	2.0%	2.0%	37.3	37.3	2.0%	2.0%
Loan - China	3.2	3.2	4.7%	4.7%	3.2	3.2	4.7%	4.7%
Other loans	2.6	2.6	**	–	0.8	0.8	**	–
Current accounts in debit	2.0	2.0	**	–	0.2	0.2	**	–
Financial liabilities	**67.0**	**67.0**	–	–	**65.2**	**65.2**	–	–

* Interest rates are variable rates indexed to 3-month Euribor.
** Interest rates are variable rates.

NOTE 25 - CASH AND CASH EQUIVALENTS

in millions of euros

	31/12/2006	31/12/2005	31/12/2004
Cash and cash equivalents	121.3	107.8	113.1
Marketable securities	449.1	497.5	495.6
Cash and cash equivalents	**570.4**	**605.3**	**608.7**

The majority of marketable securities consists of investments in the euro money market.

All cash and equivalents mature in less than three months and have a sensitivity of less than 0.5%.

NOTE 26 - PROVISIONS

in millions of euros

	31/12/2005	Charges	Amounts released*	Currency impact	Other	31/12/2006
Current provisions	15.1	6.3	(10.6)	(0.5)	0.7	11.0
Non-current provisions	0.7	-	-	-	(0.7)	-
TOTAL	**15.8**	**6.3**	**(10.6)**	**(0.5)**	-	**11.0**

* Of which:	
Amounts released - used	3.8
Amounts released - unused	6.8
Total	**10.6**

NOTE 27 - POST-EMPLOYMENT AND OTHER EMPLOYEE BENEFITS

a - Description of plans

Hermès Group employees are eligible for short-term benefits (paid leave, sick leave, profit sharing), long-term benefits (long-service awards) and post-employment benefits under defined contribution/defined benefit plans (mainly lump-sum retirement benefits, and supplemental pension schemes).

Post-employment benefits are awarded either through defined-contribution plans or defined-benefit plans.

• Defined-contribution plans

Under these plans, regular payments are made to outside organisations, which are responsible for their administrative and financial management.

These plans release the employer from any subsequent obligation, as the outside organisation takes responsibility for paying amounts due to employees (basic Social Security old-age plan, ARRCO/AGIRC supplemental pension plans, defined-contribution pension funds).

• Defined-benefit plans

Under these plans, the employer assumes an obligation vis-à-vis its employees. If these plans are not entirely funded in advance, an allowance is booked to a provision.

Post-employment and similar obligations (Defined Benefit Obligations or DBOs) are measured using the projected credit units method, based on actuarial assumptions that take into consideration specific conditions, primarily macroeconomic conditions, in the different countries in which the Group operates.

Changes in actuarial assumptions and experience effects give rise to actuarial gains or losses, which are recognised in accordance with the SoRIE method. Under this method, all actuarial gains and losses during the period are recognised in equity.

For the Group, the main defined-benefit plans apply mainly to:

- Lump-sum retirement benefits in France, Italy, Switzerland and Japan: These are calculated based on employee length of service and salary upon reaching retirement age. These obligations are partially or entirely outsourced depending on the country;
- Long-service awards in France: These are awards for longstanding service or outstanding initiatives taken by employees or persons treated as employees during their careers, or for skills enhancement. The awards are issued with a bonus, under the terms of a collective agreement, company-wide agreement or decision by the relevant company or works council;
- A top-up pension scheme for executives in France or in other countries.

in millions of euros

	< 1 year	> 1 year	Total 2006	2005
Employee retirement and similar benefits	4.7	36.0	40.6	41.1
TOTAL	**4.7**	**36.0**	**40.6**	**41.1**

b - Actuarial assumptions as at 31 December 2006

Actuarial assumptions are reviewed each year. For 2006, the following actuarial assumptions were used:

	France	Italy	Switzerland	Japan	Rest of Asia
Retirement age	65 years	60-62 years	64-65 years	60 years	55 years
Increase in salaries	2.0 to 4.0%	2.5%	2.0%	2.5%	3 to 5%
Change in Social Security ceiling	2.5%	n/a	n/a	n/a	n/a
Anticipated rate of return on plan assets	4.5%	n/a	2.5%	n/a	2.3 to 4.9%
Discount rate	4.0 to 4.5%	4.0%	2.3%	2.0%	2.0 to 5.7%

2005 assumptions

	France	Italy	Switzerland	Japan	Rest of Asia
Retirement age	65 years	60-62 years	64-65 years	60 years	-
Increase in salaries	2.0 to 4.0%	2.5%	2.0%	2.0%	-
Change in Social Security ceiling	2.5%	n/a	n/a	n/a	-
Anticipated rate of return on plan assets	4.5%	n/a	2.5%	n/a	-
Discount rate	4.0%	4.0%	2.3%	2.0%	-

n/a: not applicable.

c - Change in provisions on the balance sheet

in millions of euros

	Defined benefit pension plans	Other defined-benefit plans	31/12/2006	31/12/2005
Provisions as at 1 January	**40.0**	**1.1**	**41.1**	**30.2**
Translation differences	(1.3)	-	(1.3)	-
Pension expense	1.6	-	1.6	5.3
Employer contributions	(4.3)	-	(4.3)	(4.7)
Actuarial gains and losses	3.2	-	3.2	9.7
Adjustment to opening equity	0.2	-	0.2	0.4
Other*	0.1	-	0.1	0.2
Provisions as at 31 December	**39.5**	**1.1**	**40.6**	**41.1**

* Obligations existing at 31 December 2005, primarily in the Asia-Pacific region, which have not been identified as such due to uncertainties or because they cannot be reliably measured.

c.1 - Reconciliation of the value of defined benefit and similar obligations

in millions of euros

	Defined benefit pension plans	Other defined-benefit plans	31/12/2006	31/12/2005
Present value of obligations as at 1 January	**54.6**	**1.1**	**55.7**	**49.3**
Translation differences	(1.4)	-	(1.4)	-
Service cost	4.8	0.1	4.9	3.7
Interest cost	1.5	-	1.5	1.7
Employer contributions	(10.2)	-	(10.2)	(9.1)
Actuarial gains and losses	2.9	(0.1)	2.8	9.8
Change of plan	(4.4)	-	(4.4)	-
Unrecognised past service costs	1.7	-	1.7	-
Other*	2.4	-	2.4	0.3
Present value of obligations as at 31 December	**51.9**	**1.1**	**53.0**	**55.7**

* Obligations existing as at 31 December 2005, primarily in the Asia-Pacific region, which have not been identified as such due to uncertainties or because they cannot be reliably measured.

c.2 - Fair value of assets

in millions of euros

	31/12/2006	31/12/2005
Fair value of assets as at 1 January	**14.6**	**19.0**
Employer contributions	2.9	4.2
Benefits paid	(8.7)	(8.6)
Financial income	0.5	0.4
Financial expense	(0.1)	(0.2)
Translation differences	(0.1)	–
Actuarial gains and losses	(0.1)	–
Other*	1.7	(0.2)
Fair value of assets as at 31 December	**10.7**	**14.6**

* Obligations existing at 31 December 2005, primarily in the Asia-Pacific region, which have not been identified as such due to uncertainties or because they cannot be reliably measured.

c.3 - Analysis of provisions for defined benefit and similar obligations

in millions of euros

	Defined benefit pension plans	Other defined-benefit plans	31/12/2006	31/12/2005
Actual value of funded obligations	51.9	1.1	53.0	55.7
Fair value of assets	(10.7)	–	(10.7)	(14.6)
Excess of obligations/(assets) in funded plans	**41.2**	**1.1**	**42.3**	**41.1**
Actual value of unfunded obligations	–	–	–	–
Unrecognised past service costs	(1.7)	–	(1.7)	–
Unrecognised net assets	–	–	–	–
Net defined benefit obligations	**39.5**	**1.1**	**40.6**	**41.1**
Breakdown of obligations - assets	–	–	–	–
Breakdown of obligations - liabilities	39.5	1.1	40.6	41.1
Net obligations	**39.5**	**1.1**	**40.6**	**41.1**

c.4 - Change in actuarial gains and losses

	in millions of euros
Actuarial gains and losses recognised in equity as at 1 January 2005	**3.8**
Actuarial gains and losses experienced	6.5
Actuarial gains and losses due to changes in assumptions	3.2
Actuarial gains and losses recognised in equity as at 31 December 2005	**13.5**
Actuarial gains and losses experienced	2.7
Actuarial gains and losses due to changes in assumptions	0.2
Other actuarial gains and losses	0.3
Actuarial gains and losses recognised in equity as at 31 December 2006	**16.7**

d - Analysis of charges recognised in the income statement

in millions of euros

	Defined benefit plans	**Other defined-benefit plans**	**2006**	**2005**
Service costs	4.8	0.1	4.9	3.7
Interest costs	1.4	-	1.4	1.7
Expected return on assets	(0.5)	-	(0.5)	(0.2)
(Gain)/loss resulting from change in plan	(4.4)	-	(4.4)	-
Net actuarial gains and losses recognised during the year	-	(0.1)	(0.1)	0.4
Adjustment to opening equity	-	-	-	(0.2)
Other	0.3	-	0.3	(0.2)
Cost of defined-benefit plans	**1.6**	**-**	**1.6**	**5.3**

e - Assets

Analysis of weighted average assets used to fund the plans by asset type:

in millions of euros

	2006		**2005**	
	Value	**Breakdown**	**Value**	**Breakdown**
Equities	0.9	8%	1.8	12%
Bonds	8.5	79%	11.2	77%
Other	1.3	13%	1.6	11%
Total	**10.7**	**100%**	**14.6**	**100%**

f - Analysis by geographical area

in millions of euros

	31/12/2006		31/12/2005	
	Value	Breakdown	Value	Breakdown
France	36.5	69%	42.0	75%
Rest of Europe	4.4	8%	3.6	7%
Japan	10.6	20%	10.1	18%
Rest of Asia-Pacific	1.5	3%	–	–
DBOs	**53.0**	**100%**	**55.7**	**100%**
France	6.2	58%	11.9	82%
Rest of Europe	3.4	32%	2.7	18%
Japan	–	–	–	–
Rest of Asia-Pacific	1.1	10%	–	–
Fair value of assets	**10.7**	**100%**	**14.6**	**100%**
France	(1.7)	100%	–	–
Rest of Europe	–	–	–	–
Japan	–	–	–	–
Rest of Asia-Pacific	–	–	–	–
Unrecognised past service cost	**(1.7)**	**100%**	**–**	**–**
France	28.6	70%	30.1	73%
Rest of Europe	1.0	2%	0.9	2%
Japan	10.6	26%	10.1	25%
Rest of Asia-Pacific	0.4	2%	–	–
Provisions for defined benefit and similar obligations	**40.6**	**100%**	**41.1**	**100%**

NOTE 28 - TRADE PAYABLES AND OTHER PAYABLES

in millions of euros

	31/12/2006	31/12/2005	31/12/2004
Trade payables	163.4	146.4	142.9
Current tax liabilities	33.2	43.2	23.8
Other current liabilities	129.3	107.7	110.6
Other non-current liabilities	28.0	31.1	25.2
TRADE PAYABLES AND OTHER PAYABLES	**353.9**	**328.4**	**302.5**

NOTE 29 - OTHER COMMITMENTS GIVEN

in millions of euros

	31/12/2006	31/12/2005	31/12/2004
Bank guarantees given*	51.1	92.5	110.5
Repurchases of securities (guarantees received)	27.2	20.2	16.5
Repurchases of securities (guarantees given)	14.3	5.9	1.6
Finance leases	–	–	1.1

* Material guarantees are given by the Group to guarantee the commitments of subsidiaries (mainly borrowings by Hermès Japon). They attract fees at a rate in line with charges ordinarily applied by banks.

As at 31 December 2006, future non-cancellable commitments on lease agreements for all stores operated by the Group worldwide were broken down as follows:

in millions of euros

	< 1 year	Between 1 and 5 years	> 5 years	Total
Minimum payments to be made on rental agreements*	36.0	80.7	44.1	160.8

* Amounts shown have been discounted at an annual rate of 7.35%.

NOTE 30 - OTHER OFF-BALANCE SHEET COMMITMENTS; POTENTIAL LIABILITIES AND ASSETS

The Group has no knowledge of any commitments other than those mentioned elsewhere and that would not be reflected in the financial statements for the year ended 31 December 2006. There currently exists no exceptional event or dispute that would be liable to have a probable and material impact on the Group's financial position.

Furthermore, in the normal course of its business operations, the Group is involved in legal actions and is subject to controls. A provision is booked when a risk is identified and when its cost can be estimated.

NOTE 31 - RELATED-PARTY TRANSACTIONS

Transactions with companies accounted for by the equity method in 2006 were not material relative to the Group's overall business activities.

Relationships with other related parties, within the meaning of IAS 24, can be summarised as follows:

- RDAI: the architectural firm RDAI was commissioned for a design mission to apply the architectural concept to all Hermès Group stores. Fees paid by the Hermès Group amounted to €6.6 million (excluding VAT) in 2006, €5.8 million in 2005 and €4.6 million 2004;
- Émile Hermès SARL, active partner: Émile Hermès SARL is a *société à responsabilité limitée à capital variable* (limited company with variable capital). Its partners are the direct descendants of Mr Émile Hermès and his wife. The company's Executive Chairman is Mr Jean-Louis Dumas and it is governed by a Management Board. Each year, Hermès International pays the active partner a sum equal to 0.67% of distributable profits. In addition, since Émile Hermès SARL was appointed Executive Chairman on 1 April 2006, remuneration has been paid to that company in consideration for serving in this office. Furthermore, Hermès International bills back certain expenses incurred to Émile Hermès SARL. These billings amounted to €0.2 million in 2006, €0.1 million in 2005 and to €0.1 million in 2004.

NOTE 32 - REMUNERATION OF CORPORATE EXECUTIVE OFFICERS, EXECUTIVE MANAGERS AND SUPERVISORY BOARD MEMBERS

Remuneration paid to executive officers, executive managers and Supervisory Board members of the Group in 2006 amounted to €8.6 million, compared with €9.1 million in 2005 and €6.9 million in 2004. It was broken down as follows for each category of remuneration:

in millions of euros

	Short-term benefits	Post-employment benefits	Other long-term benefits	Lump-sum severance benefits	Share-based payments	Total
2006	6.9	1.7	–	–	–	8.6
2005	7.9	1.2	–	–	–	9.1
2004	5.6	1.1	–	0.2	–	6.9

NOTE 33 - SHARE-BASED PAYMENTS

Insofar as no plans issued after 7 November 2002 grant rights to exercise options that remained to be vested at 1 January 2005, the application of IFRS 2 has no impact on the Group's accounts.

Options to subscribe for new shares

	2006*		2005*		2004*	
	Number of options	Value of options (€m)**	Number of options	Value of options (€m)**	Number of options	Value of options (€m)**
Outstanding as at 1 January	**284,820**	**13.4**	**453,510**	**17.4**	**597,834**	**20.2**
– exercisable	*284,820*	*13.4*	*453,510*	*17.4*	*422,334*	*11.2*
Options issued	–	–	–	–	–	–
Options exercised	(119,820)	5.3	(154,575)	3.8	(126,504)	2.3
Options cancelled	–	–	(14,115)	0.2	(17,820)	0.5
– expired	–	–	*(14,115)*	*0.2*	–	–
– forfeited	–	–	–	–	*(17,820)*	*0.5*
Outstanding as at 31 December	**165,000**	**8.1**	**284,820**	**13.4**	**453,510**	**17.4**
– exercisable	*165,000*	*8.1*	*284,820*	*13.4*	*453,510*	*17.4*
Weighted average exercise price	*€49.25*		*€47.09*	–	*€38.49*	–

* After 3-for-1 stock split applied to comparative figures.

** Weighted average price.

Share purchase options

	2006*		2005*		2004*	
	Number of options	Value of options (€m)**	Number of options	Value of options (€m)**	Number of options	Value of options (€m)**
Outstanding as at 1 January	**126,000**	**5.4**	**126,000**	**5.4**	**42,000**	**1.7**
– exercisable	*126,000*	*5.4*	*84,000*	*3.7*	–	–
Options issued	–	–	–	–	84,000	3.7
Options exercised	–	–	–	–	–	–
Options cancelled	–	–	–	–	–	–
– expired	–	–	–	–	–	–
– forfeited	–	–	–	–	–	–
Outstanding as at 31 December	126,000	5.4	126,000	5.4	126,000	5.4
– exercisable	*126,000*	*5.4*	*126,000*	*5.4*	*84,000*	*3.7*
Weighted average exercise price	*€43.09*	–	*€43.09*	–	*€43.09*	–

* After 3-for-1 stock split applied to comparative figures.
** Weighted average price.

NOTE 34 - SCOPE OF CONSOLIDATION

List of companies included in the consolidation as at 31 December 2006

Company name	Registered office	2006 percentage Control	Interest	Method	Registered no. (France)
Hermès International	24, rue du Faubourg-Saint-Honoré, 75008 Paris	Parent	Parent	Parent	572076396
Alpasoie	9, rue Claude-Terrasse, 38690 Le Grand-Lemps (France)	23.00	38.39	EA	315126714
Ateliers A.S.	16, chemin des Mûriers, 69310 Pierre-Bénite (France)	74.90	74.18	Full	954503843
Avril-Morio & Patte	12-14, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	409209202
Boissy Mexico	Avenida Presidente Mazaryk 422, Local "A" Col Polanco, 11560 Mexico D.F. (Mexico)	51.00	51.00	Full	-
Boissy Retail	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	100.00	100.00	Full	-
Boissy Singapour	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	100.00	80.00	EA	-
Castille Investissements	24, rue du Faubourg-Saint-Honoré, 75008 Paris	100.00	100.00	Full	352565451
Compagnie des Arts de la Table	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	380059188
Compagnie des Cristalleries de Saint-Louis	Saint-Louis-lès-Bitche, 57620 Lemberg (France)	99.93	99.93	Full	353438708
Compagnie Hermès de Participations	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	413818147
Comptoir Nouveau de la Parfumerie	23, rue Boissy-d'Anglas, 75008 Paris	99.67	99.67	Full	542053285
Créations, Éditions d'Étoffes d'Ameublement	21, rue Cambon, 75001 Paris	74.54	74.54	Full	602013583
Création, Éditions d'Etoffes d'Ameublement Inc.	55 East 59th Street, 10022 New York (USA)	100.00	74.54	Full	-
Établissements Marcel Gandit	51, rue Jean-Jaurès, 38300 Bourgoin-Jallieu (France)	100.00	100.00	Full	583620778
Exocuirs	69, rue du Rhône, 1207 Geneva (Switzerland)	49.60	46.62	EA	-
Ex-Pili	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	-
Financière Saint-Éloi	2, rue des Girondins, Luxembourg L1626 (Luxembourg)	20.00	20.00	EA	-
Financière Saint-Honoré	9, avenue Eugène-Pittard, 1211 Geneva 25 (Switzerland)	100.00	100.00	Full	-
Ganterie de Saint-Junien	18, rue Louis-Codet, 87200 Saint-Junien (France)	100.00	100.00	Full	391581196
Gaulme	325, rue Saint-Martin, 75003 Paris	35.00	35.00	EA	380 681 833
Gordon-Choisy	17, boulevard Jules-Ferry, 75011 Paris	100.00	100.00	Full	662044833
Héraklion	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	383935897
Herlee	25/F Chinachem Leighton Plaza 29 Leighton Road, Causeway Bay (Hong Kong)	90.00	90.00	Full	-
Hermès Argentina	Avenida Alvear 1981, 1129 Buenos Aires (Argentina)	100.00	99.99	Full	-
Hermès Australia	Level 11, Skygarden, 70 Castlereagh Street, Sydney NSW 2000 (Australia)	100.00	100.00	Full	-
Hermès Benelux Scandinavie	50, boulevard de Waterloo, 1000 Bruxelles (Belgium)	100.00	100.00	Full	-
Hermès Canada	79 Wellington Street West, Suite 3000, Toronto, Ontario M5K 1N2 (Canada)	100.00	100.00	Full	-
Hermès de Paris (Mexico)	Avenida Presidente Mazaryk 422, Local "A" Col Polanco, 11560 Mexico D.F. (Mexico)	51.00	51.00	Full	-

Consolidation method Full: Fully consolidated EA: Equity-accounted

Company	Registered Office	2006 percentage Control	Interest	Method	Registered no. (France)
Hermès Gainier	23, rue Boissy d'Anglas, 75008 Paris	100.00	100.00	Full	480 011 527
Hermès GB	1 Bruton Street, London W1J 6TL (United Kingdom)	100.00	100.00	Full	–
Hermès GmbH	Marstallstrasse 8, 80539 Munich (Germany)	100.00	100.00	Full	–
Hermès Greater China	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	–
Hermès Grèce	Rue Stadiou 4 et rue Voukourestiou 1, 10564 Athens (Greece)	100.00	100.00	Full	–
Hermès Holding GB	1 Bruton Street, London W1J 6TL (United Kingdom)	100.00	100.00	Full	–
Hermès Iberica	José Ortega y Gasset 12, 28006 Madrid (Spain)	100.00	100.00	Full	–
Hermès International Portugal	Largo do Chiado 9, 1200-108 Lisbon (Portugal)	100.00	100.00	Full	–
Hermès Italie	Via Serbelloni 1, 20122 Milan (Italy)	100.00	100.00	Full	–
Hermès Japon	4-3, Ginza 5-Chome, Chuo-ku, Tokyo 104-0061 (Japan)	100.00	100.00	Full	–
Hermès Korea	630-26 Sinsa-Dong Gangnam-gu, Seoul 135-895 (South Korea)	94.59	94.59	Full	–
Hermès Korea Travel Retail	630-26 Sinsa-Dong Gangnam-gu, Seoul 135-895 (South Korea)	100.00	100.00	Full	–
Hermès Monte-Carlo	11-13-15, avenue de Monte-Carlo, 98000 Monaco	100.00	100.00	Full	–
Hermès of Paris	55 East, 59th Street, 10022 New York (USA)	100.00	100.00	Full	–
Hermès Prague	Parizska 12/120, 11000 Prague (Czech Republic)	100.00	100.00	Full	–
Hermès Retail (Malaysia)	G38 Ground Level, Suria KLCC, Kuala Lumpur City Centre, 50088 Kuala Lumpur (Malaysia)	51.00	51.00	Full	-
Hermès Sellier	24, rue du Faubourg-Saint-Honoré, 75008 Paris	99.77	99.77	Full	696 520 410
Hermès Singapore (Retail)	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	80.00	80.00	Full	-
Hermès Suisse	4, rue de la Tour-de-l'Île, 1204 Geneva (Switzerland)	100.00	100.00	Full	-
Hermès South East Asia	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)	100.00	100.00	Full	-
Holding Textile Hermès	16, chemin des Mûriers, 69310 Pierre-Bénite (France)	100.00	100.00	Full	428 128 318
Immauger	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	377 672 159
J. L. & Co	Westminster Works, Oliver Street, Northampton NN27JL (United Kingdom)	100.00	100.00	Full	-
John Lobb	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	582 094 371
John Lobb Japan	2nd Floor, Kokusai Bldg, 1-1, Marunouchi 3-Chome, Chiyoda-Ku, Tokyo (Japan)	100.00	100.00	Full	-
John Lobb (Hong Kong) Ltd	25/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	-
La Manufacture de Seloncourt	18, rue de la Côte, 25230 Seloncourt (France)	100.00	100.00	Full	407 836 329
La Maroquinerie Nontronnaise	Avenue Yvon-Delbos, 24300 Nontron (France)	100.00	100.00	Full	403 230 436
La Montre Hermès	Erlenstrasse 31 A, 2555 Brügg (Switzerland)	100.00	100.00	Full	-

Consolidation method Full: Fully consolidated EA: Equity-accounted

		2006 percentage			Registered
Company	**Registered Office**	**Control**	**Interest**	**Method**	**no. (France)**
Leica Camera Japan Co	1-7-1 Yurakucho Chiyoda-ku, Tokyo 100-0006 (Japan)	49.00	49.00	EA	–
Les Tissages Perrin*	9, rue Claude-Terrasse, 38690 Le Grand-Lemps (France)	0.02	38.21	EA	400 135 034
Les Tissages Verel*	Rue du Docteur-Roux, 38490 Saint-André-le-Gaz (France)	0.22	39.64	EA	563 620 079
La Montre Hermès Pacific Limited	22/F Chinachem Leighton Plaza, 29 Leighton Road, Causeway Bay (Hong Kong)	100.00	100.00	Full	–
Louisiane	Via Sloave 3, 20135 Milan (Italy)	49.60	38.09	EA	–
M Maison et Cie	22-24, avenue Hoche, 75008 Paris	49.60	49.40	EA	572 230 084
Manufacture de Haute Maroquinerie	ZAE Les Combaruches, 825, bd Jean-Jules Hebert, 73140 Aix-les-Bains (France)	100.00	100.00	Full	409 548 096
Maroquinerie de Belley	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	428 128 425
Maroquinerie de Sayat	12-16, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	411 795 859
Maroquinerie des Ardennes	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	428 113 518
Maroquinerie Thierry	Rue des Fougères, ZI Les Bracots, 74890 Bons-en-Chablais (France)	43.82	43.82	EA	312 108 368
Michel Rettili SRL	Via Sloave 3, 20135 Milan (Italy)	49.60	38.67	EA	–
Motsch-George V	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	440 252 476
Nehel	23, rue Boissy-d'Anglas, 75008 Paris	100.00	99.77	Full	428 167 514
Perrin & Fils	451, chemin du Baraillon, 38690 Le Grand-Lemps (France)	39.52	39.52	EA	573 620 143
RTL Inc.	105, Dorset Street La Fayette, Louisiana 70501 (USA)	49.60	43.23	EA	–
Saint-Honoré (Bangkok)	Room G03/2, The Emporium Shopping Mall, 622 Sukhumvit Road, Klongtoey, Bangkok 10100 (Thailand)	49.00	49.00	Full	–
Saint-Honoré Chile	Avenida Alonso de Córdova 2526, Comuna de Vitacura, Santiago de Chile (Chile)	100.00	100.00	Full	–
Saint-Honoré Shanghai Commercial & Trading Co.	Room 3010, 3011, 3001, Westgate Mall Tower, 1038 Nanjing Xi Road, Shanghai 2001 (China)	100.00	90.00	Full	–
SC Honossy	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	393 178 025
SCI Auger-Hoche	12-22, rue Auger, 93500 Pantin (France)	100.00	100.00	Full	335 161 071
SCI Boissy Les Mûriers	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	351 649 504
SCI Boissy Nontron	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	442 307 021
SCI Édouard VII	23, rue Boissy-d'Anglas, 75008 Paris	100.00	100.00	Full	393 682 170
SCI Espace Tronchet	18-20, rue Tronchet, 69006 Lyon (France)	100.00	100.00	Full	404 348 484
SCI Florian-Montgolfier	159, avenue Jean-l'Olive, 93695 Pantin (France)	100.00	100.00	Full	442 696 902
SCI Les Capucines	ZI les Bracots, 74890 Bons-en-Chablais (France)	60.00	77.53	Full	408 602 050
Société d'Impression sur Étoffes du Grand-Lemps	202, chemin du Violet, 38690 Le Grand-Lemps (France)	99.99	99.99	Full	573 621 224
Société Nontronnaise de Confection	13, route de Piegut, 24300 Nontron (France)	100.00	100.00	Full	380 041 939
Soficuir International	22-24, avenue Hoche, 75008 Paris	49.60	49.60	EA	398 142 695
Sport-Soie	27, rue Jules-Guesde, 69310 Pierre-Bénite (France)	95.50	95.50	Full	592 028 542
Tanneries des Cuirs d'Indochine et de Madagascar	22-24, avenue Hoche, 75008 Paris	49.60	49.40	EA	582 025 755
Vaucher Manufacture Fleurier	Rue de l'Hôpital 33, CH-2114 Fleurier (Switzerland))	13.04	13.04	EA	–
Velours Blafo*	7, rue de Catalogne, 69150 Décines-Charpieu (France)	0.00	26.09	EA	352 497 549

* Companies majority owned by Perrin & Fils, in which the Hermès Group holds a 39.52% controlling interest.
Consolidation method Full: Fully consolidated EA: Equity-accounted

Income statement

			in thousands of euros
	2006	2005	2004
Operating revenues	**58,560**	**52,289**	**49,591**
Sales of services	25,380	24,165	21,826
Royalties	25,389	23,026	21,287
Other income	618	351	43
Write-backs of provisions	7,173	4,747	6,435
Operating expenses	**79,643**	**69,348**	**62,541**
Supplies	2,118	1,275	972
External services	10,199	10,038	8,392
Other external services	29,758	23,165	22,473
Taxes and duties (other than corporate income tax)	2,516	2,156	1,857
Salaries	18,879	16,994	15,636
Social security and similar charges	9,941	10,130	9,058
Depreciation, amortisation, provisions and impairment	4,467	3,977	3,454
Other expenses	1,765	1,613	699
OPERATING PROFIT/(LOSS)	**(21,083)**	**(17,059)**	**(12,950)**
Financial income	**289,202**	**254,190**	**278,983**
Income from investments	243,031	216,414	239,130
Other interest and related income	5,187	4,412	4,254
Write-backs of provisions and impairment	31,808	25,206	28,346
Foreign exchange gains	–	–	–
Net income from disposals of marketable securities	9,176	8,158	7,253
Financial expenses	**50,065**	**22,447**	**62,447**
Provisions and impairment	45,929	11,008	60,561
Foreign exchange losses	3,343	10,457	484
Interest and related expense	793	982	1,402
NET FINANCIAL INCOME	**239,137**	**231,743**	**216,536**
INCOME BEFORE EXCEPTIONAL ITEMS	**218,054**	**214,684**	**203,586**
Exceptional income	35,863	18,951	517
Exceptional charges	35,601	18,064	146
NET EXCEPTIONAL INCOME	**262**	**887**	**371**
INCOME BEFORE TAX AND EMPLOYEE PROFIT-SHARING	**218,316**	**215,571**	**203,957**
Employee profit-sharing	(1,919)	(1,651)	(1,465)
Corporate income tax	9,236	9,233	11,074
NET INCOME	**225,633**	**223,153**	**213,566**

Balance Sheet as at 31 December

ASSETS

in thousands of euros

	2006			2005	2004
	Gross	**Depreciation, amortisation and provisions**	**Net**	**Net**	**Net**
NON-CURRENT ASSETS	**406,260**	**133,967**	**272,293**	**283,050**	**278,967**
Intangible assets	**4,990**	**3,978**	**1,012**	**435**	**6,154**
Licenses, patents and trademarks	–	–	–	–	5,917
Purchased goodwill	–	–	–	–	–
Other	4,990	3,978	1,012	435	237
Property, plant and equipment	**10,745**	**3,481**	**7,264**	**4,622**	**2,154**
Land	248	–	248	248	248
Buildings	503	491	12	15	15
Other	9,994	2,990	7,004	4,359	1,891
Long-term investments	**390,525**	**126,508**	**264,017**	**277,993**	**270,659**
Investments in associates	356,745	115,582	241,163	239,553	200,013
Other securities held for the long term	10,304	7,403	2,901	16,161	16,259
Other long-term investments	23,476	3,523	19,953	22,279	54,387
CURRENT ASSETS	**771,265**	**1,006**	**770,259**	**734,382**	**693,241**
Operating receivables	**32,649**	**932**	**31,717**	**28,616**	**28,170**
Trade receivables	22,638	932	21,706	21,987	17,563
Other receivables	10,011	–	10,011	6,629	10,607
Miscellaneous receivables	**305,540**	**–**	**305,540**	**222,621**	**197,439**
Marketable securities	**432,957**	**74**	**432,883**	**473,491**	**467,442**
Cash and cash equivalents	**119**	**–**	**119**	**9,654**	**190**
ACCRUALS AND DEFERRED INCOME	**2,007**	**–**	**2,007**	**571**	**12,160**
TOTAL ASSETS	**1,179,532**	**134,973**	**1,044,559**	**1,018,003**	**984,368**

EQUITY AND LIABILITIES

Before appropriation

in thousands of euros

	2006	2005	2004
SHAREHOLDERS' EQUITY	**912,359**	**921,355**	**873,243**
Share capital	54,506	55,591	56,575
Share premium	41,556	36,332	32,607
Legal reserve	5,658	5,657	5,651
Retained earnings	581,838	597,377	561,418
Net income for the year	225,633	223,153	213,566
Restricted provisions	3,168	3,245	3,426
PROVISIONS FOR CONTINGENCIES AND LOSSES	**38,311**	**13,240**	**16,872**
LIABILITIES	**93,889**	**83,408**	**94,253**
Borrowings	**20,843**	**24,054**	**27,993**
Bank borrowings	2,001	934	2,020
Other borrowings	18,842	23,120	25,973
Operating liabilities	**31,532**	**24,981**	**19,895**
Trade payables	10,023	7,620	10,313
Tax and employee-related liabilities	21,509	17,361	9,582
Miscellaneous liabilities	**41,514**	**34,373**	**46,365**
Amounts payable relating to non-current assets	2,115	1,849	464
Other liabilities	39,399	32,524	45,901
TOTAL EQUITY AND LIABILITIES	**1,044,559**	**1,018,003**	**984,368**

Cash flow statement

in thousands of euros

	2006	2005	2004
OPERATING CASH FLOW*	**237,236**	**207,507**	**242,559**
Trade receivables and other receivables	(4,600)	12,213	(9,558)
Trade payables and other liabilities	2,307	9,058	(1,177)
Change in operating working capital requirement	**(2,293)**	**21,271**	**(10,735)**
FUNDS GENERATED BY OPERATIONS	**234,943**	**228,778**	**231,824**
Acquisitions of intangibles	(1,212)	(699)	(773)
Acquisitions of property, plant and equipment	(3,176)	(2,983)	(573)
Acquisitions of investments in associates	(143,137)	(118,027)	(65,180)
Disposals	34,682	18,525	95
Change in receivables and liabilities relating to non-current assets	(16,744)	–	–
FUNDS USED IN INVESTING ACTIVITIES	**(129,587)**	**(103,184)**	**(66,431)**
Dividends paid	(90,297)	(74,032)	(63,510)
Increase/(Decrease) in equity	5,284	3,804	2,316
CASH FLOW	**(85,013)**	**(70,228)**	**(61,194)**
CHANGE IN NET CASH POSITION	**20,343**	**55,366**	**104,199**
Net cash position at 1 January	675,112	619,746	515,547
Net cash position at 31 December	695,455	675,112	619,746
CHANGE IN NET CASH POSITION	**20,343**	**55,366**	**104,199**

In this table, liabilities in connection with the employee profit-sharing plan have been reclassified into other liabilities and the subsidiaries' current accounts have been reclassified into cash assets or liabilities.

* Calculation of operating cash flow

in thousands of euros

	2006	2005	2004
Net income	225,633	223,154	213,566
Depreciation and amortisation	1,205	1,008	668
Change in provisions and impairment	10,132	(16,160)	28,309
Gains/(losses) on disposals	266	(495)	16
OPERATING CASH FLOW	**237,236**	**207,507**	**242,559**

Notes to the Financial Statements

The financial year covers the 12 months from 1 January through 31 December 2006.

Notes 1 through 16 below form an integral part of the financial statements.

NOTE 1 - ACCOUNTING POLICIES

Generally accepted accounting conventions have been applied, in line with the principle of prudence and with the following fundamental assumptions:

- the Company's continuing status as a going concern;
- consistency of accounting policies from one financial period to the next;
- the accruals and matching principle;
- the historical cost convention;

and in accordance with the general rules for the preparation and presentation of financial statements.
The main accounting policies used are as follows:

INTANGIBLES
Intangibles mainly include computer software, which is amortised on a straight-line basis over one to three years.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is valued at acquisition cost (purchase price plus incidental expenses, excluding acquisition costs), except for assets acquired before 31 December 1959, which are shown in the balance sheet at their value in use on that date.
Depreciation is calculated using the straight line or declining balance method, on the basis of the following expected useful lives:

- buildings: straight-line method over 20 to 30 years;
- fixtures and fittings: straight-line method over 10 years;
- office furniture and equipment: straight-line or declining balance method over 4 to 10 years;
- computer equipment: declining balance method over 3 years;
- vehicles: straight-line method over 4 years.

LONG-TERM INVESTMENTS
Investments in subsidiaries and affiliates are shown in the balance sheet at cost, excluding incidental acquisition expenses. Where the market value or share of equity held at the end of the year is lower than the acquisition cost of the investment, a provision for impairment of value is booked for the difference.
The value on the books is determined based on criteria such as the value of the share in the net assets or the earnings prospects of the relevant subsidiary. These criteria are weighted by the effects of owning these shares in terms of strategy or synergies, in respect of other investments in subsidiaries and affiliates.

RECEIVABLES
Receivables are recorded at face value.
A provision for impairment of value is recorded where there is a risk of non-recovery.

MARKETABLE SECURITIES
The gross value of these assets includes the acquisition cost excluding incidental acquisition expenses. Marketable securities are valued at the lower of acquisition cost or market value, calculated separately for each category of securities.
In the event that part of a line of securities is sold, proceeds on disposals are calculated using the first-in, first-out (FIFO) method.
Treasury shares that are specifically allocated to covering employee share purchase options are recorded under "Marketable securities".
A provision is set aside in an amount representing the difference between the purchase price of the shares and the price at which the beneficiaries exercise their option, if the purchase price is lower than the exercise price. An impairment charge is booked to cover any decline in the market price of the shares; it is the difference between the net value of the shares on the books and the average stock market price for the month immediately preceding the closing date.

PROVISIONS FOR FOREIGN INVESTMENTS
These relate to investments made in new foreign operations within the past five years and are limited to the amount invested or the percentage interest in the subsidiary's operating losses. They are reversed when the subsidiary reports profits. Provisions for foreign investments are included in shareholders' equity.

TREASURY MANAGEMENT
Income and expense items expressed in foreign currencies are converted into euros at the hedged

exchange rate. Payables, receivables, and cash and equivalents expressed in currencies other than the euro are shown on the balance sheet at the hedged exchange rate or at the year-end rate if they are not hedged. In this case, differences arising from the reconversion of liabilities and receivables at the year-end exchange rate are recorded in the balance sheet under unrealised foreign exchange gains or losses. A provision for contingencies is established for unrealised foreign exchange losses. Premiums on foreign currency options are recorded as an expense on the maturity date.

Interest rate instruments are used in connection with the management of the Company's treasury investments. Gains and losses on interest rate differentials and premiums are recognised on an accrual basis. .

CORPORATE INCOME TAX

The Company has opted for a group tax election, which took effect from 1 January 1988. Under the terms of an agreement between the parent company and the subsidiaries included in the group tax election, projected and actual tax savings and losses generated by the group are recognised in the income statement in the year in which they arise. The tax charge borne by the subsidiaries is the charge they would have incurred if there had been no group tax election.

The main companies included in the group tax election are Hermès International, Avril-Morio & Patte, Castille Investissements, Compagnie des Arts de la Table, Compagnie des Cristalleries de Saint-Louis, Compagnie Hermès de Participations, Comptoir Nouveau de la Parfumerie, Établissements Marcel Gandit, Ganterie de Saint-Junien, Gordon-Choisy, Héraklion, Hermès Gainier, Hermès Sellier, Holding Textile Hermès, Immauger, John Lobb, La Manufacture de Seloncourt, La Maroquinerie Nontronnaise, Maroquinerie de Belley, Maroquinerie des Ardennes, Maroquinerie de Sayat, Motsch George V, Nehel, SC Honossy, SCI Auger-Hoche, SCI Boissy Les Mûriers, SCI Boissy Nontron, Société d'Impression sur Étoffes du Grand-Lemps, Société Nontronnaise de Confection and Sport-Soie.

PENSION AND OTHER EMPLOYEE BENEFITS

For the basic pension and other defined-contribution plans, Hermès International recognises contributions to be paid as expenses when they are due and does not book any charges to provisions in this respect, as the Company has no obligations other than the contributions paid.

For defined-benefit plans, Hermès International's obligations are calculated each year by an independent actuary using the projected credit unit method. This calculation is based on actuarial assumptions and takes into account the employee's probable future length of service, future salary, and life expectancy, as well as staff turnover.

The present value of the obligation is calculated by applying an appropriate discount rate. It is recognised on a basis pro-rated to employee years of service.

The actuarial assumptions are reviewed each year.

Benefits are partly funded in advance by external funds (insurance companies).

The assets held in this way are measured at fair value.

The expense recognised in the income statement is the sum of:

- the past service cost, which constitutes the increase in obligations arising from the vesting of one additional year of rights; and
- the interest cost, which reflects the increase in the present value of the obligations during the period.

Accrued actuarial gains and losses exceeding 10% of the obligation amount, gross of dedicated investments, or 10% of the market value of these investments at year-end, will be amortised over the average residual duration of employment of the relevant employee ("corridor" method) as from the year following the year in which they are recognised.

NOTE 2 - NON-CURRENT ASSETS

in thousands of euros

	Gross value as at 01/01/2006	Increases	Decreases	Gross value as at 31/12/2006
Intangibles	4,837	1,212	1,059	4,990
Property, plant and equipment	7,611	3,214	80	10,745
Long-term investments	418,306	157,148	184,929	390,525
TOTAL	**430,754**	**161,574**	**186,068**	**406,260**

1 – Intangibles

Most of the increases during the year were due to new software and developments to the Company's website. Decreases were due to the sale of leasehold rights in Brazil.

2 – Property, plant and equipment

Most of the increases during the year were due to work or improvements carried out on new premises and to computer equipment purchases.

3 – Long-term investments

The main changes were the following:

3-1 The increase of €157,148k was due to:

- €2,607k for subscribing to a share issue carried out by a subsidiary;
- €4,346k for the acquisition of new companies;
- €137,219k for purchases of Hermès International shares;
- €9,700k for the reclassification of a liquidity contract into "Marketable securities";
- €3,276k for sundry loans.

3-2 The decrease of €184,929k is broken down mainly into:

- €149,540k from the cancellation of treasury shares;
- €33,365k from the sale of Leica Camera AG shares and of 50% of Leica Camera AG convertible bonds;
- €1,131k from the mergers of Hermès Interactif, Vivifran and GC Real Estate with and into Hermès International;
- €893k for reimbursement of sundry loans.

The main investments made during the year were as follows:

	Investment (in thousands of euros)	% held after investment
ERM-WHG Warenhandels GmbH	1,235	100.00%
Hermès Australia	2,607	100.00%
Manufacture de Haute Maroquinerie	3,111	100.00%

4 – Treasury shares

In 2006, Hermès International bought 1,989,969 of its own shares with a par value of €0.51 each. All of these shares were cancelled, as were the 85,833 shares with a par value of €1.53 held in treasury at 31 December 2005. At 31 December 2006, Hermès International's long-term investments included 15,000 of the Company's own shares held under a liquidity contract, which were valued at €1,312k. As at 31 December 2006, these shares had a potential value of €1,421k based on the average stock market price during the last month of the year (€94.75).

NOTE 3 - DEPRECIATION AND AMORTISATION

in thousands of euros

	As at 01/01/2006	Increases	Decreases	As at 31/12/2006
Intangibles	3,345	633	–	3,978
Property, plant and equipment	2,989	572	80	3,481

NOTE 4 - PROVISIONS

in thousands of euros

	As at 01/01/2006	Increases	Decreases		As at 31/12/2006
			Provisions used	Provisions unused	
Restricted provisions	**3,245**	**48**	**125**	–	**3,168**
Foreign investments	3,133	–	97	–	3,036
Accelerated depreciation	112	48	28	–	132
Provisions for contingencies and losses	**13,240**	**31,201**	**3,087**	**3,043**	**38,311**
Provisions for contingencies	1,210	27,940	387	–	28,763
Provisions for losses	12,030	3,261	2,700	3,043	9,548
Provisions for impairment	**142,376**	**17,988**	**32,850**	–	**127,514**
Provisions for impairment of intangibles	1,057	–	1,057	–	–
Provisions for impairment of long-term investments	140,313	17,988	31,793	–	126,508
Provisions for impairment of trade receivables	1,006	–	–	–	1,006
TOTAL GÉNÉRAL	**158,861**	**49,237**	**36,062**	**3,043**	**168,993**

Provisions for contingencies

Amounts charged to and released from these provisions relate to provisions for currency losses and to provisions for risks arising on the Company's subsidiaries, in particular provisions booked in prior years, in accordance with accounting methods and rules, to cover the Company's share of negative net equity.

Provisions for losses

These are intended mainly to cover costs associated with lump-sum retirement benefits and with the top-up pension scheme for the Company's executives and senior managers. These sums are periodically paid over to pension funds.

Impairment of long-term investments

Impairment of long-term investments relates mainly to investments in subsidiaries.

NOTE 5 - MATURITIES OF RECEIVABLES AND LIABILITIES

in thousands of euros

	Within 1 year	Between 1 and 5 years	Gross value	Impairment	Net value
NON-CURRENT ASSETS	**12,605**	**10,871**	**23,476**	**3,523**	**19,953**
Receivables from associates	11,256	–	11,256	3,523	7,733
Borrowings	27	40	67	–	67
Other long-term investments	1,322	10,831	12,153	–	12,153
CURRENT ASSETS	**340,196**	**–**	**340,196**	**932**	**339,264**
Operating receivables	32,649	–	32,649	932	31,717
Other receivables	305,540	–	305,540	–	305,540
Prepaid expenses	2,007	–	2,007	–	2,007
TOTAL	**352,801**	**10,871**	**363,672**	**4,455**	**359,217**
LIABILITIES					
Financial liabilities	6,915	13,928	20,843	–	20,843
Operating liabilities	31,532	–	31,532	–	31,532
Miscellaneous liabilities	41,514	–	41,514	–	41,514
TOTAL	**79,961**	**13,928**	**93,889**	**–**	**93,889**

Other long-term investments include the value of Hermès International treasury shares for €1,312k at 31 December 2006.

Miscellaneous receivables and liabilities mainly comprise financial current accounts with subsidiaries.

Borrowings mainly comprise funds held in trust for employees under the statutory profit-sharing scheme.

in thousands of euros

	As at 31/12/2006	As at 31/12/2005
Non-current assets		
Within 1 year	12,605	23,654
Between 1 and 5 years	10,871	60
Current assets		
Within 1 year	340,196	252,169
Between 1 and 5 years	–	–
Liabilities		
Within 1 year	79,961	64,668
Between 1 and 5 years	13,928	18,740

NOTE 6 - MARKETABLE SECURITIES

This line includes:

- Hermès International treasury shares acquired to cover employee stock option plans, in the amount of €5,313k for 126,000 shares. An impairment charge of €74k was recognised, reducing the net value to €5,239k;
- derivatives in the amount of €7,528k;
- mutual funds, recorded at their market value of €405,115k as at 31 December 2006;
- Negotiable debt securities of €15,000k.

NOTE 7 - ITEMS RELATED TO AFFILIATED COMPANIES

in thousands of euros

	Net value as at 31/12/2006	Of which: affiliated companies	Montant net as at 31/12/2005	Of which: affiliated companies
Balance sheet				
Long-term investments	264,017	246,645	277,993	237,987
Operating receivables	31,717	8,595	28,616	25,327
Miscellaneous receivables	305,540	288,455	222,621	222,504
Trade payables	10,023	1,525	7,620	1,429
Tax and employee-related liabilities	21,509	237	17,361	–
Amounts payable relating to non-current assets	2,115	80	1,849	91
Other liabilities	39,399	38,991	32,524	32,408
Income statement				
Income from investments	243,031	242,056	216,414	216,414
Other interest and similar income	5,187	4,026	4,412	2,562

NOTE 8 - PREPAYMENTS

in thousands of euros

	Assets at 31/12/2006	Assets at 31/12/2005
Advertising fees	1,667	354
Rents	103	119
Other	237	98
TOTAL	**2,007**	**571**

NOTE 9 - SHARE CAPITAL

On 31 December 2006, the share capital amounted to €54,506,155.14, made up of 106,874,814 shares with a par value of €0.51 after the following transactions were carried out during 2006:

- employee subscriptions for 18,440 shares with a par value of €1.53 each under the stock option plan;
- cancellation of 85,533 treasury shares with a par value of €1.53 each;
- three-for-one stock split and allotment of three new shares for each existing share:
- cancellation of 1,989,969 treasury shares with a par value of €0.51 each;
- employee subscriptions for 64,500 shares with a par value of €0.51 each under the stock option plan.

The changes in share capital were as follows:

in thousands of euros

	Capital	Share premium	Reserves and retained earnings	Net income for the year	Restricted provisions	Total
Balance at 31 December 2005 before appropriation of net income	**55,591**	**36,332**	**603,034**	**223,153**	**3,245**	**921,355**
Appropriation of 2005 net income	–	–	132,856	(132,856)	–	–
Dividend paid for 2005	–	–	–	(90,297)	–	(90,297)
Subscription to capital increase	60	5,224	–	–	–	5,284
Net income for 2006	–	–	–	225,633	–	225,633
Cancellation of shares	(1,145)	–	(148,394)	–	–	(149,539)
Other changes over the period	–	–	–	–	(77)	(77)
Balance at 31 December 2006 before appropriation of net income	**54,506**	**41,556**	**587,496**	**225,633**	**3,168**	**912,359**

NOTE 10 - OPERATING REVENUES

in thousands of euros

	2006	2005	2004
Sales of services	25,380	24,165	21,826
Royalties	25,389	23,026	21,287
TOTAL	**50,769**	**47,191**	**43,113**

Sales of services are amounts billed back to subsidiaries for advertising and public relations services, rent, staff provided on secondment, insurance and professional fees.

Royalties are calculated based on the revenue of the production subsidiaries.

NOTE 11 - EXCEPTIONAL ITEMS

in thousands of euros

	2006 charges	2006 income	2005 charges	2005 income
Provisions for foreign investments	–	97	–	172
Disposals of property, plant and equipment and long-term investments	35,554	35,739	18,027	18,733
Provisions for accelerated depreciation	47	27	37	46
TOTAL	**35,601**	**35,863**	**18,064**	**18,951**

NOTE 12 - CORPORATE INCOME TAX

in thousands of euros

	Income before tax	Tax charge*			Net income
		Tax (parent company only)	Tax arising from group tax election	Net tax	
Before exceptional items	218,054	1,207	5,982	7,189	225,243
Exceptional items	262	(260)	1,740	1,480	1,742
Employee profit-sharing	(1,919)	567	–	567	(1,352)
TOTAL	**216,397**	**1,514**	**7,722**	**9,236**	**225,633**

* The corporate income tax charge takes into account the additional tax contribution of 3.3% payable in France.

The corporate income tax for Hermès International includes applicable exemptions under the terms of the parent-daughter regime for income from profit-sharing. The tax credit takes into account the effect of the group tax election arising from tax losses for certain subsidiaries and from offsetting the share of fees and expenses on income from profit-sharing.

NOTE 13 - EXPOSURE TO MARKET RISKS AND FINANCIAL COMMITMENTS

a - Foreign Exchange Risk

The Group is exposed to foreign exchange risks on sales recorded in foreign currencies. These risks are generally hedged in full, based on highly probable future cash flows, using forward currency sales or options that are eligible for hedge accounting. The Company's currency positions as at 31 December 2006 are shown below:

in thousands of euros

Currency	Payables and receivables as at 31/12/2006	Future cash flows	Net position before cover	Off-balance sheet position	Net position after cover	Cover ratio	1% sensitivity
AUD	13	4	17	1	19	-8%	-
CAD	(2)	(46)	(48)	58	9	119%	-
CHF	23,239	2,345	25,584	(25,411)	173	99%	(2)
CZK	11	18	29	(33)	(5)	116%	-
GBP	171	(63)	109	36	144	-33%	(1)
HKD	(5)	229	224	(234)	(10)	104%	-
JPY	93,883	600	94,483	(94,461)	22	100%	-
MXN	7	19	26	-	26	0%	-
SGD	50	142	193	(97)	95	51%	(1)
THB	1	18	19	(16)	3	86%	-
USD	835	(298)	537	(19)	518	4%	(5)
Total	**118,203**	**2,968**	**121,173**	**(120,176)**	**994**	**99%**	**(9)**

A breakdown of currency contracts is provided below:

in thousands of euros

Contract type	Nominal amount of off-balance sheet position (gross) (1)	Nominal amount of off-balance sheet position (net) (2)	Market value of contracts (3) Cash flow hedges	Fair value hedges	Unallocated	Total
Options purchased						
HKD put	19,022	19,022	922	-	-	922
JPY put	148,179	148,179	7,951	-	-	7951
JPY call	-	-	-	-	-	-
SGD put	39,155	39,155	769	-	-	769
USD put	77,428	68,431	3,490	-	258	3748
USD call	-	-	-	-	-	-
	283,784	**274,787**	**13,132**	-	**258**	**13,390**
Forward currency contracts (4)						
HKD	(18,793)	(18,793)	(789)	-	-	(789)
JPY	(147,580)	(147,580)	(11,392)	-	-	(11,392)
SGD	(39,013)	(39,013)	(191)	-	-	(191)
USD	(68,729)	(68,729)	(3,016)	-	-	(3,016)
Other	2,276	2,276	64	-	-	64
	(271,839)	**(271,839)**	**(15,324)**			**(15,324)**
Treasury swaps (4)						
HKD	5	5	-	-	-	-
JPY	93,861	93,861	-	1	601	602
SGD	(45)	(45)	-	-	-	-
USD	317	317	-	-	-	-
Other	23,090	23,090	-	7	253	260
	117,228	**117,228**		**8**	**854**	**862**
Options sold						
USD put	(8,997)	-	-	-	(258)	(258)
	(8,997)	-	-	-	(258)	(258)
Total	**120,176**	**120,176**	**(2,192)**	**8**	**854**	**(1,330)**

(1) Nominal amount of all off-balance sheet instruments. (2) Nominal amount of derivatives allocated to hedge foreign exchange risks. (3) Gain/(loss).
(4) Sold/(purchased).

As these hedging contracts are negotiated over the counter exclusively with leading banks, the Group is not exposed to any counterparty risk.

The Company's currency positions as at 31 December 2005 are shown below:

in thousands of euros

Currency	Payables and receivables as at 31/12/2005	2006 projected	Net position before cover	Off-balance sheet position	Net position after cover	Cover ratio	1% sensitivity
AUD	14	(2)	12	5	17	-42%	–
CAD	(17)	(58)	(75)	65	(10)	87%	–
CHF	1,121	2,918	4,039	(3,947)	92	98%	(1)
CZK	6	3	9	(1)	8	11%	–
GBP	1,234	(32)	1,202	(1,519)	(317)	126%	3
HKD	58	352	410	(413)	(3)	101%	–
JPY	73,895	549	74,444	(74,194)	250	100%	(2)
MXN	5	3	8	–	8	–	–
SGD	165	90	255	(79)	176	31%	(2)
THB	31	9	40	(12)	28	30%	–
USD	502	(436)	66	426	492	-645%	(5)
Total	77,014	3,396	80,410	(79,669)	741	99%	(7)

A breakdown of currency contracts is provided below:

in thousands of euros

Contract type	Nominal amount of off-balance sheet position (gross) (1)	Nominal amount of off-balance sheet position (net) (2)	Market value of contracts (3) Cash flow hedges	Fair value hedges	Unallocated	Total
Options purchased						
HKD put	18,803	18,803	238	–	–	238
JPY put	96,711	96,711	2,970	8	–	2,978
JPY call	(6,479)	–	–	–	53	53
SGD put	60,628	55,533	283	(41)	39	281
USD put	65,822	65,822	788	(26)	–	762
USD call	(2,289)	–	–	–	48	48
	233,196	236,869	4,279	(59)	140	4,360
Forward currency contracts (4)						
HKD	(18,451)	(18,451)	805	–	–	805
JPY	(95,921)	(95,921)	(930)	–	–	(930)
SGD	(55,428)	(55,428)	2,493	899	–	3,392
USD	(66,347)	(66,347)	2,000	564	–	2,564
Other	3,844	2,845	30	–	(3)	27
	(232,303)	(233,302)	4,398	1,463	(3)	5,858
Treasury swaps (4)						
HKD	60	60	–	(1)	–	(1)
JPY	73,404	73,404	–	(316)	–	(316)
SGD	(26)	(26)	–	–	–	0
USD	99	99	–	(2)	–	(2)
Other	2,565	2,565	–	(1)	–	(1)
	76,102	76,102	–	(320)	–	(320)
Options sold						
USD call	7,841	–	–	–	(429)	(429)
	7,841	–	–	–	(429)	(429)
Total	84,836	79,669	8,677	1,084	(292)	9,469

(1) Nominal amount of all off-balance sheet instruments. (2) Nominal amount of derivatives allocated to hedge foreign exchange risks. (3) Gain/(loss).
(4) Sold/(purchased).

As these hedging contracts are negotiated over the counter exclusively with leading banks, the Group is not exposed to any counterparty risk.

b - Other commitments given

in thousands of euros

	Gross commitments given	Residual commitments given	Commitments received
Bank guarantees*	71,945	30,856	15,312
Repurchase of securities	699	–	14,128
Actuarial gains and losses on pension benefits	10,603	–	–

* Material guarantees given by the Group attract fees at a rate in line with charges ordinarily applied by banks.

The residual commitment on guarantees corresponds to the gross amount less repayments made to date against the underlying loans.

An "umbrella" guarantee for a maximum principal amount of €75,000k has been granted in favour of HSBC bank to give subsidiaries designated by Hermès International access to an aggregate group bank facility.

The amount of the subsidiaries' tax losses that Hermès International is liable for refunding to its subsidiaries under the group tax election agreement stood at €35,676k at December 2006 compared with €31,859k at 31 December 2005.

NOTE 14 - INCREASES OR DECREASES IN FUTURE TAX LIABILITY

in thousands of euros

	At 1 January		Change		At 31 December	
	Asset	**Liability**	**Asset**	**Liability**	**Asset**	**Liability**
Actual or potential differences						
Restricted provisions	–	1,074	33	–	–	1,041
Other temporarily non-deductible charges	5,619	–	1,858	2,571	4,906	–
Long-term capital loss	46	–	–	46	–	–
Total	**5,665**	**1,074**	**1,891**	**2,617**	**4,906**	**1,041**

The figures take into account the social contribution of 3.3%, which is added to the corporate income tax.

NOTE 15 - EMPLOYEES

Breakdown of workforce:

	As at 31/12/2006	As at 31/12/2005
Executive/managerial staff	182	166
Support staff	34	31
TOTAL	**216**	**197**

This includes employees covered by fixed-term contracts for a term of more than nine months.

NOTE 16 - POST-EMPLOYMENT BENEFIT OBLIGATIONS

For 2006, the following actuarial assumptions were used:

- retirement age: 65
- increase in salaries: 3%-4%
- discount rate: 4.25%-4.5%
- expected rate of return on plan assets: 4.5%

As at 31 December 2006, the value of post-employee benefit obligations amounted to €23,448k. Part of the amounts due is paid over to an insurance company.

The value of the funds is €1,592k. A provision in the amount of €9,548k has been set aside to cover the remainder of these obligations. After applying the "corridor" method, actuarial losses unrecognised by Hermès International at 31 December 2006 amounted to €10,603k.

The cost of unrecognised past services in connection with a change in the plan that occurred in 2006 amounted to €1,704k at year end.

List of Equity Investments as at 31 December 2006

INVESTMENTS IN ASSOCIATES AND OTHER LONG-TERM INVESTMENTS

in thousands of euros

	Number of shares	Net value
Carrying value of more than €100,000		
Avril-Morio & Patte	96,929	101
Compagnie Hermès de Participations	4,200,000	32,378
Comptoir Nouveau de la Parfumerie	753,498	26,752
ERM Warenhandels GmbH	1	1,263
ERM-WHG Warenhandels GmbH	1	1,235
Financière Saint-Honoré	3,000	1,694
Ganterie de Saint-Junien	14,000	457
Gordon-Choisy	95,675	1,663
Héraklion	280,500	871
Herlee	43,500,000	3,033
Hermès Argentina	37,747	1,091
Hermès Australia	6,500,000	4,409
Hermès Benelux Scandinavie	57,974	3,164
Hermès Canada	1,000	1,501
Hermès de Paris (Mexico)	5,850,621	1,134
Hermès GmbH	1	7,218
Hermès Greater China	314,999,999	42,825
Hermès Grèce	566,666	1,700
Hermès Holding GB	7,359,655	10,535
Hermès Iberica	36,524	2,952
Hermès International Portugal	799,200	111
Hermès Italie	412,200	13,196
Hermès Japon	4,400	13,727
Hermès Monte-Carlo	13,198	201
Hermès of Paris	114,180	10,903
Hermès Prague	38,000	1,042
Hermès Sellier	310,278	4,788
Hermès South East Asia	1,000,000	2,201
Holding Textile Hermès	767,756	8,515
Immauger	1,375	2,096
La Manufacture de Seloncourt	2,398,536	4,051
La Maroquinerie Nontronnaise	5,000	167
Manufacture de Haute Maroquinerie	430,000	3,111
Maroquinerie de Belley	147,172	2,099
Maroquinerie des Ardennes	284,063	10,527
Maroquinerie de Sayat	45,649	5,118
Saint-Honoré Chile	499	276
SC Honossy	210,099	3,203
SCI Auger Hoche	4,569,400	6,966
SCI Boissy Les Mûriers	8,699	1,326
SCI Boissy Nontron	99,999	937
SCI Les Capucines	24,000	366
Soficuir International	115,141	2,746
Carrying value of less than €100,000		**415**
TOTAL		**244,064**

MARKETABLE SECURITIES

in thousands of euros

	As at 31/12/2006	As at 31/12/2005
Negotiable debt securities	15,000	33,347
Money-market mutual funds	410,429	440,218
Derivatives	7,528	8,170
Total gross value	**432,957**	**481,735**
Impairment of money-market mutual funds	(74)	(74)
Total net value	**432,883**	**481,661**

At 31 December 2005, derivatives were classified under cash equivalents. At 31 December 2006, they had been reclassified under marketable securities.

List of Subsidiaries and Affiliates

COMPANIES OR GROUPS OF COMPANIES

A - Detailed information on investments in subsidiaries and affiliates with a gross carrying value exceeding 1% of the share capital of Hermès International)

1. SUBSIDIARIES (AT LEAST 50% OF THE SHARE CAPITAL HELD BY THE COMPANY)	
Avril-Morio & Patte	12-14, rue Auger, 93500 Pantin (France)
Castille Investissements	24, rue du Faubourg-Saint-Honoré, 75008 Paris
Compagnie Hermès de Participations	23, rue Boissy-d'Anglas, 75008 Paris
Comptoir Nouveau de la Parfumerie	23, rue Boissy-d'Anglas, 75008 Paris
ERM Warenhandels GmbH	Sellergasse 16, 1010 Vienna (Austria)
ERM-WHG Warenhandels GmbH	Graben 21, 1010 Vienna (Austria)
Financière Saint-Honoré	9, avenue Eugène-Pittard, 1211 Geneva 25 (Switzerland)
Gordon-Choisy	17, boulevard Jules-Ferry, 75011 Paris
Héraklion	23, rue Boissy-d'Anglas, 75008 Paris
Herlee	25/F Chinachem Leighton Plaza, 29 Leighton Rd, Causeway Bay, Hong Kong
Hermès Argentina	Avenida Alvear 1981, 1129 Buenos Aires (Argentina)
Hermès Australia	Level 11, Skygarden, 70 Castlereagh Street, Sydney NSW 2000 (Australia)
Hermès Benelux Scandinavie	50 boulevard de Waterloo, 1000 Brussels (Belgium)
Hermès Canada	79 Wellington Street West, Suite 3000, Toronto Ontario M5K 1N2 (Canada)
Hermès de Paris (Mexico)	Avenida Presidente Mazaryk 422, local "A", Col Polanco, 11560 Mexico D.F. (Mexico)
Hermès GmbH	Marstallstrasse 8, 80539 Munich (Germany)
Hermès Greater China	25/F Chinachem Leighton Plaza, 29 Leighton Road Causeway Bay (Hong Kong)
Hermès Grèce	Rue Stadiou 4 et Rue Voukourestiou 1, 105 64 Athens (Greece)
Hermès Holding GB	1 Bruton Street, London W1J 6TL (United Kingdom)
Hermès Iberica	Jose Ortega y Gasset 12, 28006 Madrid (Spain)
Hermès International Portugal	Largo do Chiado 9, 1200-108 Lisbonne (Portugal)
Hermès Italie	Via Serbelloni 1, 20122 Milan (Italy)
Hermès Japon	4-3, Ginza 5-Chome Chuo-Ku, Tokyo 104-0061 (Japan)
Hermès of Paris	55 East, 59th Street, 10022 New York (USA)
Hermès Prague	Parizska, 12/120, 11000 Prague (Czech Republic)
Hermès Sellier	24, rue du Faubourg-Saint-Honoré, 75008 Paris
Hermès South East Asia	One Marina Boulevard, #28-00, Singapore 018989 (Singapore)
Holding Textile Hermès	16, chemin des Mûriers, 69310 Pierre-Bénite (France)
Immauger	23, rue Boissy-d'Anglas, 75008 Paris
John Lobb	23, rue Boissy-d'Anglas, 75008 Paris
La Manufacture de Seloncourt	18, rue de la Côte, 25230 Seloncourt (France)
Manufacture de Haute Maroquinerie	ZAE Les Combaruches, 825, boulevard Jean-Jules-Herbert, 73100 Aix-les-Bains (France)
Maroquinerie de Belley	23, rue Boissy-d'Anglas, 75008 Paris
Maroquinerie des Ardennes	23, rue Boissy-d'Anglas, 75008 Paris
Maroquinerie de Sayat	12-16, rue Auger, 93500 Pantin (France)
Saint-Honoré Chile	Avenida Alonso de Córdova 2526, Comuna de Vitacura, Santiago de Chile (Chile)
SC Honossy	23, rue Boissy-d'Anglas, 75008 Paris
SCI Auger-Hoche	12-22, rue Auger, 93500 Pantin (France)
SCI Boissy Les Mûriers	23, rue Boissy-d'Anglas, 75008 Paris
SCI Boissy Nontron	23, rue Boissy-d'Anglas, 75008 Paris
2. ASSOCIATES (10% TO 50% OF THE SHARE CAPITAL HELD BY THE COMPANY)	
Soficuir International	22-24, avenue Hoche, 75008 Paris

B - Aggregate information on other subsidiaries and affiliates

1. SUBSIDIARIES (not included in A)	
– France (aggregate)	
– Other countries (aggregate)	
2. ASSOCIATES (not included in A)	
– France (aggregate)	
– Other countries (aggregate)	
TOTAL	

Share capital ['000]		Shareholders' equity ['000]		Percentage of capital held [%]	Gross carrying value of shares held [€ '000]	Net carrying value of shares held [€ '000]	Outstanding loans/advances granted by parent company [€ '000]	Guarantees given by parent company [€ '000]	Sales for the year [€ '000]	Net income/ (loss) for the year [€ '000]	Dividends received during year [€ '000]
EUR	679	EUR	101	100.00%	2,597	101	–	–	2,340	(309)	–
EUR	9,131	EUR	(27,303)	100.00%	69,303	–	–	–	–	(32,300)	–
EUR	42,000	EUR	32,278	100.00%	42,013	32,278	–	–	–	(1,345)	–
EUR	9,072	EUR	26,841	99.67%	27,146	26,752	–	–	90,138	9,563	–
EUR	35	EUR	160	100.00%	1,263	1,263	–	–	224	28	–
EUR	35	EUR	33	100.00%	1,235	1,235	–	–	–	(2)	–
CHF	3,000	CHF	14,541	100.00%	1,694	1,694	–	–	–	31,350	31,111
EUR	1,531	EUR	6,323	100.00%	1,663	1,663	–	–	17,662	1,293	–
EUR	1,262	EUR	871	100.00%	4,276	871	–	–	–	(258)	–
HKD	65,000	HKD	46,241	66.92%	4,511	3,034	–	–	16,059	372	–
ARS	3,974	ARS	4,648	94.99%	3,760	1,091	–	–	2,182	166	–
AUD	6,500	AUD	12,765	100.00%	4,409	4,409	–	–	8,864	309	–
EUR	2,665	EUR	4,488	100.00%	3,164	3,164	–	–	15,247	370	–
CAD	2,000	CAD	7,073	100.00%	1,501	1,501	–	–	9,731	1,015	–
MXN	11,472	MXN	41,299	51.00%	1,134	1,134	–	–	4,292	30	–
EUR	7,200	EUR	15,815	100.00%	7,218	7,218	7,000	–	40,581	1,556	–
HKD	315,000	HKD	432,745	99.99%	43,483	42,825	–	–	44,501	11,984	14,530
EUR	1,700	EUR	1,722	100.00%	1,700	1,700	–	–	2,991	63	–
GBP	7,360	GBP	7,689	100.00%	10,535	10,535	–	1,862	–	48	–
EUR	2,228	EUR	6,345	99.99%	2,952	2,952	–	–	17,368	1,448	936
EUR	800	EUR	512	99.90%	999	111	400	–	1,884	3	–
EUR	7,786	EUR	20,999	90.00%	13,196	13,196	–	–	56,254	3,649	2,830
JPY	220,000	JPY	16,426,147	100.00%	13,727	13,727	–	66,909	389,922	52,037	56,736
USD	11,418	USD	110,261	100.00%	10,903	10,903	–	3,174	181,536	15,166	–
CZK	8,018	CZK	28,842	100.00%	1,090	1,042	–	–	1,567	233	–
EUR	4,976	EUR	160,495	99.77%	4,788	4,788	–	–	733,434	122,966	111,700
SGD	1,000	SGD	89,264	100.00%	2,201	2,201	–	–	110,503	23,359	24,830
EUR	5,758	EUR	8,515	100.00%	12,652	8,515	–	–	8,474	2,417	–
EUR	2,269	EUR	2,567	92.34%	2,096	2,096	–	–	–	72	–
EUR	1,200	EUR	(163)	100.00%	6,196	–	–	–	4,300	(88)	–
EUR	2,399	EUR	4,051	100.00%	11,143	4,051	–	–	6,822	305	–
EUR	6,450	EUR	4,937	100.00%	3,111	3,111	–	–	5,377	(622)	–
EUR	1,766	EUR	2,099	100.00%	4,165	2,099	–	–	4,253	(5)	–
EUR	4,545	EUR	11,898	100.00%	10,527	10,527	–	–	5,829	195	–
EUR	730	EUR	6,225	100.00%	5,118	5,118	–	–	4,586	(59)	–
CLP	2,660,581	CLP	230,680	99.80%	4,234	276	–	–	662	(945)	–
EUR	3,151	EUR	3,820	100.00%	3,203	3,203	–	–	–	(61)	–
EUR	6,946	EUR	9,724	99.99%	6,966	6,966	–	–	–	591	–
EUR	1,322	EUR	2,181	99.99%	1,326	1,326	–	–	–	197	–
EUR	1,000	EUR	937	100.00%	1,000	937	–	–	–	(71)	–
EUR	3,539	EUR	30,557	49.60%	2,746	2,746	–	–	–	3,699	230
					1,694	1,621	–	–	–	–	–
					127	2	–	–	–	–	–
					92	82	60	–	–	–	8
					8,192	–	3,523	–	–	–	–
					367,049	244,064	10,983	71,945	–	–	243,031

Statutory Auditors' Report on the Financial Statements

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English speaking users. The Statutory Auditors' Report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In accordance with the terms of our appointment as Statutory Auditors by the General Meeting of the shareholders, we hereby present our report for the year ended 31 December 2006 on:
– the audit of the accompanying financial statements of Hermès International;
– the justification of our assessments;
– the specific procedures and disclosures required by law.
These financial statements have been prepared under the responsibility of the Company's Executive Management. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the financial statements
We conducted our audit in accordance with professional standards applicable in France. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as of 31 December 2006 and the results of its operations for the year then ended, in accordance with accounting rules and principles generally applicable in France.

2. Justification of our assessments
In accordance with the requirements of Article L 823-9 of the Code de Commerce pertaining to the justification of our assessments, we draw your attention to the following matter:
– Note 1 to the Financial Statements describes the accounting methods and principles applied to determine the value of long-term investments. We have verified the soundness of these accounting methods and, as needed, the consistency of the values in use of participating interests with the values adopted for the preparation of the consolidated financial statements, and the related information provided in the Notes to the Financial Statements.
These assessments were made in the context of our audit of the financial statements taken as a whole and therefore contributed to the opinion we formed which is expressed in the first part of this report.

3. Specific procedures and disclosures
We have also performed the specific procedures required by law, in accordance with professional standards applicable in France.
We have no comment to make as to:
– the fair presentation and the consistency with the financial statements of the information given in the Management Report of the Executive Management, and in the documents provided to the shareholders relating to the Company's financial position and financial statements;
– the fair presentation of the information given in the Management report of the Executive Management in respect of remuneration and benefits granted to certain company officers and any other commitments made in their favour in connection with, or subsequent to, their appointment, termination or change in function.

As required by law, we obtained assurance that information on acquisitions of participating and controlling interests and on the identity of holders of share capital and voting rights has been disclosed to you in the Management Report.

Executed in Paris and Neuilly, 22 March 2007
The Statutory Auditors

Didier Kling & Associés
Didier Kling Christophe Bonte

Deloitte & Associés
David Dupont-Noel

HERMÈS

Letter to the Stockholders - April 2007

Ladies and Gentlemen, Dear Shareholders,



With its rich culture as both craftsman and creator, Hermès is a singular house. It looks beyond the fashions and trends of the moment in its dedication to designing, producing and selling objects of superior quality that draw on its consummate skills. And in so doing it shares with its clients a dream that often goes beyond the simple pleasure of possession.

A year of transition, 2006 saw our House go about consolidating its organisation around its métiers.

Impelled by the new artistic directors put in place at the end of 2005, a fresh élan invigorated our crafts tradition and heightened the magic of the Hermès object.

Bags and luggage, tableware, perfumes and silk all showed healthy results. The United States, China and Europe registered strong growth, whereas Japan moved ahead at a gentler pace.

While continuing to communicate in its own unique way, Hermès devoted more resources to its image. The enduring bond forged between Hermès and its clients was thus strengthened, thanks also to the opening of our new Maison Hermès in Dosan Park, Seoul, and of nine other new stores, including those in Venice, Amsterdam, Bangkok and Hangzhou.

Sound financial stability was maintained, in spite of the slightly adverse effects of currency parities.

"Shall we dance" is the invitation extended to Hermès, its personnel and its clients in 2007. Harmony, emotion and grace, but also movement, effort and power will be the qualities inspiring us to surpass ourselves in our quest for perfection, elegance and enchantment.

Patrick Thomas
Chief executive officer

A year of Growth en 2006

At the Supervisory Board meeting of 21 March 2007, the management presented accounts for the financial year 2006, showing growth of 6.1% in sales and 8.7% in net profit. Earnings per share were up 10.7%.


SALES
(IN M€)
1242
1230
1331
1427
1515
2002 2003 2004 2005 2006

ALL CONTINENTS CONTRIBUTED TO GROWTH

Consolidated sales increased by 6.1% and at constant exchange rates by 7.8%. They reached €1,514.9m under the impetus of a strong fourth quarter.
The distribution network continued to expand with twenty-six branches opened or renovated.
In France, sales advanced by 8 % over the full year. Growth momentum was also confirmed in the other European countries (+ 15%) and in The Americas (+8%).
In Japan, sales were 5 % higher in a rather unfavourable environment.
In Asia, growth was 5 %, due to strong retail sales, especially in China.

ALL BUSINESS LINES INCREASED

Sales were boosted by Perfumes with a 39% surge, and Tableware (+22%).
Sales of Silks and Textiles (+ 7 %) rebounded sharply in the fourth quarter.
Saddlery-Leather Goods sales advanced 6% under the momentum of leather bags (17%), offsetting the loss of sales from the discontinued canvas bag lines.
Lastly, Ready-to-wear & accessories and Watches edged up respectively 1% and 8%, and Other Hermès Sectors 16%.

INCREASE IN INCOME

Operating income came to €415.2m, i.e. 27.4% of sales, up 8.3% from 2005 and +11.3% at constant exchange rates. It includes a €14.1m net capital gain coming from the disposal of the stake in Leica Camera AG.


NET PROFIT
(IN M€)
216
217
214
247
268
2002 2003 2004 2005 2006

Consolidated net income was €268.4m, from €247.0m, up 8.7%. Net margin reached 17.7% of sales from 17.3% in the previous year.
Earnings per share increased by 10.7%.

SUSTAINED INVESTMENTS IN 2007

Investments totalled €134m, and were dedicated to the development of the distribution network, production capacities and know how, including a stake in the Vaucher watch manufacture.
Hermès also bought back €136m of its own shares.
Cash flow rose 5.2% to €321.7m.

NUMEROUS NEW JOBS

Hermès employed 6,825 persons as at end of 2006. 675 new staff members were hired during the year to strengthen production and distribution.

OUTLOOK FOR 2007

Hermès will continue to invest in expanding its distribution network and in improving its production capacities.
In 2007 – the year dedicated to Dance – Hermès will continue its strategy based on creativity, product quality and craftsmanship spirit.

DIVIDEND

At the annual general meeting to be held on 5 June 2007, shareholders will be asked to approve a dividend up 14%, to €0.95 per share.

The Annual General meeting will be held on 5 June 2007.





2006, PARIS IN THE AIR

HERMÈS INTERNATIONAL
Partnership limited by shares with capital stock of 54,506,155.14 euros - Registered Office: 24, rue du Faubourg-Saint-Honoré, 75008 Paris, France
Commercial and Company Register of Paris no.572 076 396




PARIS





HERMES INTERNATIONAL
Société en Commandite par Actions with a capital of 54 097 594,14 € euros,
Incorporated under the n° 572 076 396 RCS PARIS
Whose registered office is situated 24, rue du Faubourg Saint-Honoré 75008 PARIS
FRANCE

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers " (AMF)

Date	Total number of shares	Total number of voting rights, including treasury stock	Total number of voting rights, excluding treasury stock
November 30, 2006	106 810 314	173 344 858	173 195 858
December 31, 2006	106 874 814	173 339 660	173 198 660
January 31, 2007	106 874 814	173 368 710	173 217 710
February 28, 2007	106 874 814	173 171 000	173 028 193
March 31, 2007	106 874 814	173 169 959	173 019 959
April 30, 2007	106 874 814	173 162 080	173 016 080
May 31, 2007	106 874 814	172 295 248	172 140 748
June 30, 2007	106 903 414	172 471 998	171 418 798
July 31, 2007	106 073 714	171 637 864	171 411 864
August 31, 2007	106 073 714	171 538 228	171 345 645
September 30, 2007	106 073 714	171 535 092	171 028 092
October 31, 2007	106 073 714	171 539 886	171 069 886
November 30, 2007	106 073 714	171 540 127	171 040 127

1ST QUARTER 2007 SALES

During the first quarter 2007, consolidated sales increased by 1,3%.
On a comparable basis, i.e. at constant exchange rates, sales are up 6,5%.

ACTIVITY BY SECTORS

	In millions of Euros		Change at constant rates
	2007	2006	
Silk & Textiles	43.2	41.9	8.1 %
Leathergoods	152.1	157.5	2.5 %
Ready to wear & Fashion accessories	78.9	78.1	6.8 %
Other Hermès sectors	18.3	16.6	15.8 %
Perfumes	27.2	23.9	15.4 %
Watches	21.0	20.7	7.7 %
Tableware	11.4	9.0	30.0 %
Other Products	14.0	13.8	2.1 %
TOTAL	366.1	361.5	6.5 %

ACTIVITY BY GEOGRAPHICAL ZONES

	In millions of Euros		Change at constant rates
	2007	2006	
France	69.7	65.0	7.3 %
Europe (Excl. France)	70.3	62.7	12.3 %
EUROPE	140.0	127.7	9.8 %
Japan	89.7	100.8	-1.2 %
Asia Pacific (Excl. Japan)	71.6	68.3	10.8 %
ASIA	161.3	169.1	3.6 %
Americas	55.7	55.3	9.2 %
Others	9.1	9.4	-2.3 %
TOTAL	366.1	361.5	6.5 %

1ST QUARTER 2007 SALES

During the first quarter 2007, consolidated sales increased by 1,3%.
On a comparable basis, i.e. at constant exchange rates, sales are up 6,5%.

ACTIVITY BY SECTORS

	In millions of Euros		Change at constant rates
	2007	2006	
Silk & Textiles	43.2	41.9	8.1 %
Leathergoods	152.1	157.5	2.5 %
Ready to wear & Fashion accessories	78.9	78.1	6.8 %
Other Hermès sectors	18.3	16.6	15.8 %
Perfumes	27.2	23.9	15.4 %
Watches	21.0	20.7	7.7 %
Tableware	11.4	9.0	30.0 %
Other Products	14.0	13.8	2.1 %
TOTAL	366.1	361.5	6.5 %

ACTIVITY BY GEOGRAPHICAL ZONES

	In millions of Euros		Change at constant rates
	2007	2006	
France	69.7	65.0	7.3 %
Europe (Excl. France)	70.3	62.7	12.3 %
EUROPE	140.0	127.7	9.8 %
Japan	89.7	100.8	-1.2 %
Asia Pacific (Excl. Japan)	71.6	68.3	10.8 %
ASIA	161.3	169.1	3.6 %
Americas	55.7	55.3	9.2 %
Others	9.1	9.4	-2.3 %
TOTAL	366.1	361.5	6.5 %

OFFICIAL NOTICE TO THE ANNUAL MEETING

A combined general meeting will be held on Tuesday June 5th 2007, at 4:30 pm at Palais des congres, grand amphitheatre, 2 place de la porte Maillot, 75017 Paris.

This meeting is called, among others, to approve the accounts for the year ending December 31st 2006.

The announcement valued as the official notice has been published in Balo as of april 20th 2007.

Documents allowing nominative and bearer shareholders to attend this meeting, or to vote by correspondence, are at their disposal upon written request sent directly or through their bank to BNP PARIBAS Securities Services, GCT-Services des assemblées, Immeuble Tolbiac, 75450 Paris cedex 09.

Each shareholder may also, from the notice of meeting until the 5th day prior to the meting, send a written request to receive additional legal documents and information as per articles R 225-81 and R 225-83 of the Code of commerce, to BNP PARIBAS Securities Services, to the above mentioned address.

Proposed Resolutions

We invite you to approve all of the resolutions proposed to you and relating to the following matters.

APPROVAL OF THE FINANCIAL STATEMENTS AND APPROPRIATION OF NET INCOME

In their general report, the Statutory Auditors express their opinion on the financial statements. The financial statements for the year ended 31 December 2006 are appended to this report and we submit them to you for approval.

They show net income for the year of €225,632,644.41.

Under the terms of the Company's Articles of Association, the sum of €1,511,738.72 must be distributed to the active partner.

The Supervisory Board recommends that you fix the dividend at €0.95 per share. This represents an increase of 14% in the dividend relative to the previous year.

We submit the following appropriation of net income for your approval:

In accordance with Article 243 bis of the Code Général des Impôts, this dividend entitles shareholders who are natural persons and liable for income tax in France to a 40% tax allowance, as provided by Article 158-3 of the Code Général des Impôts.

This dividend will be payable from 8 June 2007. Since Hermès International is not entitled to receive dividends in respect of shares held in treasury on the date the dividend becomes payable, the corresponding sums will be transferred to 'Retained earnings'.

The gross dividend per share paid in respect of each of the three previous financial years is as follows:

In euros

Years	2003	2004	2005
Dividend*	1.70	2.00	2.50
Amount eligible for tax allowance pursuant to Article 158-3 of the Code Général des Impôts	–	50%	40%

* Before three-for-one stock split on 10 June 2006.

The five-year summary of financial data required under Article 148 of the decree of 23 March 1967 is provided on page 75.

Net income for the year	€225,632,644.41
Retained earnings at year-end	€581,838,054.98
Distributable earnings	**€807,470,699.39**
Transferred to the legal reserve: none, as the legal reserve amounts to one-tenth of the share capital	
Distributed to the active partner under Article 26 of the Articles of Association:	€1,511,738.72
Distributed to the shareholders in the form of a dividend of €0.95 per share, giving a total of:	€101,531,073.30
The remaining distributable earnings:	€704,427,887.37
to be carried forward as retained earnings	
Amount appropriated:	**€807,470,699.39**

CONSOLIDATED FINANCIAL STATEMENTS

In accordance with the provisions of Article L 225-100 of the Code de Commerce, we also submit the consolidated financial statements for the past financial year to you for approval.

RELATED-PARTY AGREEMENTS

The Statutory Auditors' Special Report on pages 160 to 162 describes the related-party agreements covered by Articles L 226-10 and L 225-38 through L 225-40 of the Code de Commerce.

We recommend that you approve these agreements and the related transactions.

Since the end of the financial year, several related-party agreements have been submitted to the Supervisory Board for approval. A report on such agreements entered into during 2007 will be submitted to you at the Annual General Meeting convened in 2008 to approve the financial statements for the year ended 31 December 2007.

RATIFICATION OF THE APPOINTMENT OF A CO-OPTED SUPERVISORY BOARD MEMBER

At its meeting of 24 January 2007, the Supervisory Board co-opted Mr Robert Peugeot to fill the seat left vacant by Mr Jean-Claude Rouzaud, who resigned effective on 27 November 2006, for the remainder of his predecessor's term, that is, until the end of the General Meeting convened to vote on financial statements for the year ended 31 December 2007.

We ask that you ratify this appointment.

Information concerning the person whose appointment you have been asked to approve appears on pages 73 and 74.

APPOINTMENT OF NEW ALTERNATE AUDITOR

We recommend that you appoint Mrs Dominique Mahias as alternate auditor to replace Mr Gérard Noël, who resigned during 2006, for the remainder of her predecessor's term, that is, until the end of the General Meeting convened to vote on the financial statements for the year ended 31 December 2010.

RENEWAL OF AUTHORISATION FOR THE EXECUTIVE MANAGEMENT TO ENTER INTO TRANSACTIONS FOR THE COMPANY TO BUY BACK ITS OWN SHARES AND TO CANCEL SOME OR ALL OF THE SHARES PURCHASED

Under the terms of Article L 225-209 of the Code de Commerce, we request that you authorise trading in Hermès International shares on the stock exchange, for a period starting today and ending on the date of the next annual general meeting called to approve the financial statements and expiring no later than eighteen months thereafter.

Purchases and sales of shares representing up to 10% of the share capital would be authorised.

The maximum purchase price (excluding costs) would be €200 per share. The maximum amount of funds to be committed would be €650 million, in accordance with Article L 225-210 of the Code de Commerce.

If you approve this proposal, such shares may be acquired, sold, transferred or exchanged on one or more occasions, by any means, including by block trades or the use of derivatives such as the purchase or sale of options (excluding the sale of puts), with a view in particular to:

– ensuring that liquidity is provided for the Company's shares on the equity market by an investment service provider under a contract that complies with the AFEI (French Association for Investment Firms) Code of Conduct recognised by the Autorité des Marchés Financiers and with accepted market practices approved or to be approved by the Autorité des Marchés Financiers;

– reducing the share capital by cancelling the shares purchased;

– retaining the shares, or, in accordance with accepted market practices approved by or to be approved by the Autorité des Marchés Financiers, transferring some or all of them by any means, including by sale on the stock market, block sale, public offers (purchase, exchange or sale), off market sale, purchase or sale of options (except through the sale of puts), or carrying out acquisitions effected by means of a share swap;

– allotting the shares to employees in connection with the company profit-sharing and share savings schemes;

– granting options to purchase the Company's shares to corporate executive officers and executive managers and employees of the Group in accordance with Articles L 225-177 *et seq.* of the Code de Commerce;

– granting bonus shares to employees and/or corporate executive officers and executive managers of the Company or of companies in which it directly or indirectly holds at least 10% of the share capital or voting rights, in accordance with Articles L 225-197-1 *et seq.* of the Code de Commerce.

Such transactions may take place at any time, even during times of a public offering, subject to the periods of abstention stipulated in Article 631-6 of the General Regulations issued by the Autorité des Marchés Financiers.

AUTHORISATIONS TO INCREASE THE SHARE CAPITAL (BLANKET DELEGATION OF AUTHORITY TO THE EXECUTIVE MANAGEMENT)

We submit to you for approval a number of resolutions intended to grant the Executive Management authorisations that will enable it, as needed, to undertake a variety of financial transactions entailing capital increases in your Company with or without retention of pre-emptive subscription rights.

As provided by law, these authorisations are designed to give the Executive Management the greatest latitude to act in the best of your Company's interests, under the control of the Company's Supervisory Board and of the Management Board of Émile Hermès SARL, active partner.

The diversity of financial instruments and rapid changes in the markets mean that it is necessary to have the greatest degree of flexibility available in order to choose the terms of issue which are most favourable for the Company and its shareholders, and to complete transactions rapidly according to the opportunities which arise.

The Executive Management would, under all circumstances, have the right to issue shares in the Company and any securities providing immediate and/or future entitlement to shares in the Company, both in France and abroad, up to the ceiling set forth below. In accordance with Article L 233-32 of the Code de Commerce, these authorisations will be suspended during times of public offering, unless they are part of the Company's ordinary course of business and providing that their implementation is not liable to result in the offering's failure.

The nominal amount of capital increases liable to be undertaken immediately and/or in the future

could not exceed €5,450,000, plus the nominal value of any additional shares to be issued to preserve the rights of the holders of securities providing entitlement to shares in the company, in accordance with the law.
Likewise, the nominal amount of debt securities that may be issued pursuant to the aforesaid delegation would not be more than €5,450,000.
These issues could be made either with pre-emptive rights retained (twelfth resolution), or with a waiver of pre-emptive rights (thirteenth resolution).
You may be asked to waive your pre-emptive subscription rights in order to increase the issues' chances of success by speeding up the issue placement process.
We specify, however, that in the case of any issue without pre-emptive rights:
- the Executive Management may grant the shareholders a priority subscription right;
- the sum received or to be received by the Company for each of the shares issued after taking into account the issue price of warrants in the event of an issue of separate warrants to subscribe for shares, will be at least equal to the average of the opening market price for the existing shares over ten consecutive trading days selected from among the twenty days preceding the start of the securities issue, after any adjustment to this average required to take account of the difference in dividend entitlement date.

DELEGATION OF AUTHORITY TO THE EXECUTIVE MANAGEMENT TO CARRY OUT CAPITAL INCREASES RESERVED FOR EMPLOYEES

We note that pursuant to the provisions of Article L 225-129 of the Code de Commerce, whenever any resolution to increase the share capital is adopted, the Extraordinary General Meeting must vote on a proposed resolution to undertake a share issue reserved for employees.
For purposes of interpreting this text, the blanket authorisations to carry out capital increases contained in the eleventh, twelfth and thirteenth resolutions are deemed to be decisions to increase the share capital.
You are therefore asked:

1) to delegate to the Executive Management, under the control of the Company's Supervisory Board and the Management Board of Émile Hermès SARL, active partner, all powers for purposes of increasing the share capital, on one or more occasions, by issuing new shares reserved for all or some employees and corporate executive officers and executive managers of Hermès International and affiliated companies or groups under the conditions set forth in Article L 225-180 of the Code de Commerce, providing that such employees belong to an employee share savings scheme of one and/or the other of these companies.
The maximum number of ordinary shares that may be issued pursuant to this authorisation shall not exceed 1% of the number of ordinary shares in the Company at the time the capital increase is decided.
The ceiling of this authorisation would be independent and separate and the amount of any capital increases resulting therefrom would not be allocated against the €5,450,000 combined ceiling for all capital increases carried out pursuant to the authorisations granted under the eleventh, twelfth and thirteenth resolutions.
This authorisation would entail a waiver by the shareholders of their pre-emptive rights to subscribe for the shares to be created in favour of the employees belonging to the company share savings

scheme(s) and for whom the share issue is reserved. This authorisation would be valid for a period of twenty-six months from the date of this meeting;

2) to grant to the Executive Management all necessary powers:

– to determine the subscription price, it being understood that the subscription price of the shares issued shall neither be higher than the average of the quoted opening prices of the shares during the twenty stock market trading days preceding the Executive Management's decision fixing the opening date of the subscription period, nor shall the price be more than 20% lower than the average of the quoted prices of the shares during the twenty stock market trading days preceding this decision;

– to determine the conditions required to participate in the offer, and in particular those pertaining to employee length of service and the time allotted to the employees to exercise their rights, together with the other terms and conditions applicable to the share issue;

– to undertake or to arrange for undertaking all necessary actions and formalities for purposes of finalising the share issue(s) to be carried out under the terms of this resolution;

– to amend the Articles of Association accordingly and, in general, do all that is necessary.

We inform you that should the shareholders vote against this proposed resolution, the Extraordinary General Meeting would be required to vote on a resolution proposing such a share issue every three years, so long as the percentage of shares owned by the employees of the Company and its affiliated companies within the meaning of Article L 225-180 of the Code de Commerce amounts to less than 3% of the share capital.

ALLOTMENT OF BONUS SHARES TO GROUP EMPLOYEES (GRANT OF AUTHORITY TO THE EXECUTIVE MANAGEMENT)

We propose that you grant to the Executive Management the authority to allot bonus shares, on one or more occasions, to some or all employees and/or corporate executive officers and executive managers of the Company or companies in which it directly or indirectly holds at least 10% of the share capital or voting rights, by granting existing ordinary shares in the Company for no consideration. The Executive Management will determine, at its own discretion, the conditions under which the shares will be allotted and the identity of the beneficiaries, within the following limitations:

– the shares that may be allotted must have been purchased by the Company and may not be issued for this purpose;

– the total number of ordinary shares allotted for no consideration shall not be such that the total number of bonus shares granted pursuant to this resolution and the total number of outstanding share purchase options amounts to more than 2% of the total number of ordinary shares in the Company as of the date on which the bonus shares are allotted;

– the vesting period for the bonus shares shall not be less than two years after the grant date; however, in the event of the beneficiary's death, his or her heirs may request that the shares be allotted six months after the date of death; furthermore, the shares will be allotted before the end of the vesting period in the event that the beneficiary becomes disabled, providing that such disability is a Category 2 or Category 3 disability as defined by Article L 341-4 of the Code de la Sécurité Sociale;

– for beneficiaries who are employees of French subsidiaries, the holding period of the shares shall not be less than two years after the shares become fully vested; however, the shares shall be freely assignable in the event of the beneficiary's death, or should the beneficiary become disabled, providing that such disability is a Category 2 or Category 3 disability as defined by Article L 341-4 of the Code de la Sécurité Sociale.

The Executive Management may, however:

– stipulate a shorter vesting or holding period in the event that new legislation that reduces the effective minimum periods is enacted;

– waive the holding period for beneficiaries who are employees of foreign subsidiaries providing that the vesting period is at least four years.

This authorisation, which would cancel and supersede any previous authorisation for the same purpose, would be valid for thirty-eight months from the date of this meeting.

Each year, the Executive Management would report to the General Meeting on the number of shares allotted pursuant to this authorisation under the conditions provided by law, and more particularly, by Article L 225-197-4 of the Code de Commerce.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

We ask that you approve changes to certain provisions of the Articles of Association to comply with the new provisions of French company law:

1) To amend Article 13, "Death, legal prohibition, personal bankruptcy, receivership or compulsory liquidation of a partner" and Article 15, "Executive Management" so as to comply with the reform of class action law instituted by the Business Insolvency Act of 26 July 2005;

2) To amend Article 19, "Deliberations of the Supervisory Board" to incorporate the new technical requirements stipulated by the decree of 11 December 2006 (amending the decree of 23 March 1967 on commercial companies) applying to meetings held by videoconferencing or other means of telecommunication;

3) To change the wording of Article 24, "General meetings of shareholders" to incorporate the changes in conditions for attending general meetings stipulated by the said decree of 11 December 2006.

We therefore recommend that you vote to amend the Company's Articles of Association as indicated above, subject to prior approval of the said amendments by the active partner.

If you agree with our recommendations, we request that you vote in favour of the resolutions as submitted to you.

ANNUAL INFORMATION DOCUMENT

This document has been prepared in accordance with the provisions of Article L.451-1-1 of the Code Monétaire et Financier and of Article 221-7 of the Autorité des Marchés Financiers (AMF) General Regulations pertaining to information published or made available to the public between 25 May 2006 and 24 May 2007

I. AMF publications

All announcements and filings are available on the AMF website at www.amf-france.org and/or on the company website at www.hermes-international.com

Reference document

25 April 2007	2006 Reference document

Business activity and earnings

26 July 2006	Sales as at 30 June 2006
14 September 2006	1st Half 2006 results
10 November 2006	Sales as at 30 September 2006
08 February 2007	2006 full-year sales
22 March 2007	2006 full-year results
10 May 2007	Sales as at 30 March 2007

Treasury shares

29 May 2006	Declaration of treasury shares purchased and sold
19 June 2006	Declaration of treasury shares purchased and sold
20 June 2006	Circular on the share buy back program
17 July 2006	Declaration of treasury shares purchased and sold
07 August 2006	Declaration of treasury shares purchased and sold
18 September 2006	Declaration of treasury shares purchased and sold
23 October 2006	Declaration of treasury shares purchased and sold
20 November 2006	Declaration of treasury shares purchased and sold
18 December 2006	Declaration of treasury shares purchased and sold
15 January 2007	Declaration of treasury shares purchased and sold
19 March 2007	Declaration of treasury shares purchased and sold
19 March 2007	Declaration of treasury shares purchased and sold
02 May 2007	Declaration of treasury shares purchased and sold
21 May 2007	Declaration of treasury shares purchased and sold

Voting rights

15 December 2006	Number of shares and voting rights as at November 30, 2006
12 January 2007	Number of shares and voting rights as at December 31, 2006
09 February 2007	Number of shares and voting rights as at January 31, 2007
13 March 2007	Number of shares and voting rights as at February 28, 2007
10 April 2007	Number of shares and voting rights as at March 31, 2007
21 May 2007	Number of shares and voting rights as at April 30, 2007

Other

24 May 2006	Annual information document
02 August 2006	Half yearly situation of the liquidity contract as at 30 June 2006
20 October 2006	Stake in Vaucher Manufacture Fleurier
24 January 2007	Half yearly situation of the liquidity contract as at 29 December 2006

II. BALO publications

All announcements and filings are available online at:
http://balo.journal-officiel.gouv.fr/

Business Activity and Results

31 May 2006	Publication of the 2005 parent company's financial statements
31 July 2006	Approval of the 2005 financial statements at the General Meeting of the 6 June 2006 without modification
02 August 2006	Publication of sales as at 30 June 2006
13 October 2006	Publication of 2006 half-year consolidated financial statements (business activity and earnings tables)
13 November 2006	Publication of sales as at 30 September 2006
14 February 2007	Publication of 2006 full-year sales
30 April 2007	Publication of the 2006 full-year consolidated financial statements (business activity and earnings tables), of the proposed appropriation of 2006 full-year earnings and auditors' reports
14 May 2007	Publication of parent-company and consolidated sales as at 30 March 2007

Voting rights

09 June 2006	Publication of number of voting rights as at 31 May 2006
23 June 2006	Publication of number of voting rights as at 6 June 2006, at the end of the General Meeting
23 June 2006	Publication of number of voting rights as at 6 June 2006, after the 3 to 1 split
07 July 2006	Publication of number of voting rights as at 30 June 2006
09 August 2006	Publication of number of voting rights as at 31 July 2006
13 September 2006	Publication of number of voting rights as at 31 August 2006
13 October 2006	Publication of number of voting rights as at 30 September 2006
13 November 2006	Publication of number of voting rights as at 31 October 2006
13 December 2006	Publication of number of voting rights as at 30 November 2006

Notices of meeting

20 April 2007	Notice convening shareholders to the General Meeting of 05 June 2007

III. Announcements in the journal of legal notices: Les Affiches Parisiennes

All notices can be obtained by writing to the following address: 144, rue de Rivoli - 75038 Paris Cedex 01.

31 July 2006	Notice of the executive decision of 10 July 2006 regarding a capital reduction.
24 January 2007	Notice of the executive decision of 8 January 2007 regarding a capital increase.
23 February 2007	Notice of the cooptation of Mr Robert Peugeot as a member of the Supervisory Board, by the Supervisory Board, as a substitute for Mr Jean-Claude Rouzaud, who has resigned with effect to 27 May 2006.
16 May 2007	Notice convening shareholders to the General Meeting of 05 June

2007.

IV. Filings with the Commercial Court of Paris

The acts and documents filed can be viewed or obtained online at : www.infogreffe.fr

23 June 2006	Filing of the extracts from the minutes of the General Meeting held on 6 June 2006 pertaining to changes in the Articles of Association. Filing of the Articles of Association as updated on 6 June 2006.
23 August 2006	Filing of the minutes recording the executive decision of 10 July 2006 pertaining to a capital reduction and making start the opposition deadline.
20 November 2006	Filing of the minutes recording the executive decision of 10 July 2006 pertaining to a capital reduction. Filing of the Articles of Association as updated on 10 July 2006.
31 January 2007	Filing of the minutes recording the executive decision of 8 January 2007 pertaining to a capital increase. Filing of the Articles of Association as updated on 8 January 2007.
27 February 2007	Filling of an extracts from the minutes of the Supervisory Board meeting of 24 January 2007 pertaining to the change of a member of the Supervisory Board.

20

HERMÈS
INTERNATIONAL

Shareholders' General Meeting

June, 5th 2007

Long term strategy

- Hermès, craftsman and designer
- Hermès, a unique company

The beautiful and the useful ...



The words of architect Le Corbusier about Hermès, taken from the 24th issue of his avant-garde review « L'Esprit Nouveau », published in 1923.

« **Hermès objects** are perfectly convenient, **perfectly useful**. A genuine luxury that delights the mind emanates from the elegance of their design, the purity of the workmanship and the effective way in which they serve their purpose. They are so well designed that we feel their harmony and this harmony alone is deeply satisfying. »

Main facts

- 2006, a year of transmission
- 2006, a year of transition

Consolidated turnover

In million of euros

+ 6,1 %

10 years CAGR : 9 %

At constant rates : + 7,8 %


741
767
927
1 159
1 227
1 242
1 230
1 331
1 427
1 515
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Consolidated operating profit

In millions of euros — + 8,3 %

10 years CAGR : 14 % — At constant rates : + 11,3 %


1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Consolidated net result

In millions of euros + 8,7 %

10 years CAGR : 14 % At constant rates : + 11,8 %


1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Consolidated operating profitability

In % of turnover


1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Positive growth in all sectors

Growth was driven by :

- leathergoods
- perfumes
- tableware and jewellery

Positive growth in all sectors

	Change at constant rates 2006/2005
Silk & Textiles	+ 7 %
Leathergoods	+ 6 %
Ready-to-wear & fashion accessories	+ 1 %
Other Hermès Sectors	+ 16 %
Perfumes	+ 39 %
Watches	+ 8 %
Tableware	+ 22 %
Other products	+ 9 %

General situation

- Slowdown of sales to Japanese clientele
- Unfavourable evolution of Euro/Yen and Euro/Dollar rates

General situation

The pace of our investments has remained sustained

- Minority stake in the high quality watch manufacture Vaucher
- 10 new branches have been opened, and 16 have been refurbished or enlarged
- Production capacities continued to be extended

General situation

On the human side

- sharing our vision and our corporative culture
- helping our teams to improve their skills
- increasing our capacity to anticipate and to take initiatives in order to make up service to customers.

Contribution of all continents

	Change at constant rates 2006/2005
Japan	+ 5 %
Asia-Pacific (excl Japan)	+ 5 %
Americas	+ 8 %
France	+ 8 %
Europe (excl France)	+ 15 %

Breakdown of sales by geographical zones 2006 - 2005

Zone	2006	2005
Japan	27 %	29 %
Asia-Pacific (excl. Japan)	17 %	17 %
Americas	15 %	15 %
Others (1)	3 %	3 %
France	19 %	19 %
Europe (excl. France)	19 %	17 %



(1) Including sales to airlines companies

The pace of new stores remains sustained

- 10 new branches
- 16 renovations and extensions of branches

The pace of new stores remains sustained


103
100
104
110
107
2002
2003
2004
2005
2006
Branches
Concessionnaries

Human Resources

Strong growth of workforce

- 675 new employees in 2006
- Workforce amounted to 6 825 persons as at end of 2006

Job creations have continued in 2006


1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Balance production / sales workforce



Support
17 %
Production
44 %
Sales
39 %

Workforce reflects a very anchored presence in France



Americas
6 %
Europe
(excl. France)
10 %
Japan
11 %
Asia-Pacific
(excl. Japan)
9 %
France
(mainly production 40 %)
64 %

Women : 67 %
Men : 33 %

Presentation of consolidated statements

Consolidated income statement

In millions of euros	2006	2005
Turnover	1515	1427
Gross profit	990	929
Administrative & Commercial expenses	- 537	- 488
Other income & expenses	- 52	- 57
Recurring operating income	401	384
Non current other income & expenses	+ 14	-
Operating income	415	384

Consolidated income statement

In millions of euros	2006	2005
Operating income	415	384
Net financial income	-	4
Corporate income tax	- 136	- 136
Share of net income of associates	- 6	-
Minority interests	- 5	- 5
Net income – group's share	268	247
Earnings per share	2,51 €	2,27 €

Investments

In millions of euros	2006
Distribution	90
Production	12
Financial Investments	11
Others	21
Total investments	134

Cash flow

In millions of euros



110
125
162
221
242
273
259
292
306
322
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Cash flow statement

In millions of euros	2006
Cash flow from operations	322
Investments	- 134
Change in operating working capital	- 35
Dividends	- 95
Share buybacks	- 136
Others	31
Change in net cash position	- 47

Shareholders' equity and net cash

In millions of euros



Shareholders' equity before appropriation
Net cash
1 402
585
1424
538
2005
2006

Simplified consolidated balance sheet

As at 31st of december, in millions of euros

Assets	2006	2005
Non current assets	804,0	780,8
Inventories	349,7	322,2
Other current assets	221,9	190,0
Cash & cash equivalents	570,4	605,3
Total	1946,0	1898,3

Simplified consolidated balance sheet

As at 31st of december, in millions of euros

Liabilities & Shareholders' equity	2006	2005
Shareholders' equity before appropriation	1424,2	1 401,7
Provisions	51,7	56,9
Current liabilities	470,1	439,7
Total	1946,0	1898,3

Presentation of main resolutions

Presentation of main resolutions

resolutions on ordinary business

- Ratification of the co-optation of a new Supervisory Board member *(7th)*
- Appointment of a new alternate auditor *(8th)*

Presentation of main resolutions

resolutions on ordinary and extraordinary business

- **Share buyback program** *(6th)*
  - Authorisation up to 10 % of the capital
  - Maximum amount of funds to be committed : 650 millions of euros
  - Purpose : ensuring the liquidity through a contract, cancelling, selling or allotting to employees and stock-options
  - Maximum purchase price : 200 euros
  - Term : 18 months

- **Authorisation to cancel shares** *(10e)*
  - Authorisation up to 10 % of the capital
  - Term : 18 months

Presentation of main resolutions

resolutions on extraordinary business

- **Delegation of authority to the Executive Management to increase the share capital** ***(11th to 13th)***
  - Nominal ceiling of 5,45 M€
  - Common ceiling of 5,45 M€
  - Term : 26 months

- **Delegation of authority to Executive Management to carry out capital increase reserved to employees** ***(14th)***
  - Authorisation up to 1% of the capital
  - Term : 26 months

Presentation of main resolutions

resolutions on extraordinary business

- **Delegation of authority to the Executive Management to allott free shares *(15th)***
  - Term : 38 months
  - Common ceiling of 2 % of the existing number of shares for free shares and stock-options
  - Minimum acquisition period of 2 years
  - Minimum vesting period of 2 years (possibility to cancel it for foreign affiliates employees if the acquisition period is 4 years minimum)

Presentation of main resolutions

resolutions on extraordinary business

- **Amendment in articles of Association *(16th)***
  - Articles 13 and 15 : owing to the changes in collective proceedings laws
  - Article 19 : owing to the new technical caracteristics required by the decree as of 11th Decembre 2006 related to boards held through videoconference
  - Article 24 : owing to new conditions to attend general meetings under the decree as of 11th December 2006

Proposed dividend per share

		2003*	2004*	2005*	2006
Net dividend in euros	0,55	0,57	0,67	0,83	0,95

* After 3 to 1 split carried out on 10th June 2006

Outlook

1st quarter 2007 sales

1st quarter sales : **+ 1,3 %**

+ 6,5 % at constant exchange rates

2007 outlook

- Growth to be pursued
- About 10 new branches, of which 2 major stores in Osaka and in New York – Wall Street
- Enlargement of the Faubourg Saint Honoré store
- Launching of a new women fragrance : Kelly Calèche

HERMÈS
INTERNATIONAL

Circular on Share Buyback Programme Authorised by the Annual General Meeting of Shareholders of 5 June 2007

This circular has been drawn up in accordance with Articles 241-1 to 241-6 of the Internal Regulations of the Autorité des Marchés Financiers. It also includes the information contained in the special report on share buyback transactions that have been implemented within our Company and carried out in accordance with Article L. 225-209, paragraph 2 of the Code de Commerce.

HERMES INTERNATIONAL
24, rue du Faubourg Saint Honoré – 75008 Paris – France
Partnership limited by shares with share capital of €55,506,155.14 - RCS Paris No. B 572 076 396

Pursuant to Article L 621-8 of the Code Monétaire et Financier and in accordance with the provisions of Articles 241-1 to 241-6 of the Internal Regulations of the Autorité des Marchés Financiers, the purpose of this circular is to describe the purposes and terms and conditions of Hermès International's share buyback programme.

OVERVIEW OF THE MAIN FEATURES OF THE SHARE BUYBACK PROGRAMME

- Issuer: Hermès International SCA
- Securities: Hermès International ordinary shares
- ISIN code: FR0000052292
- Maximum percentage of share capital that may be bought back as authorised by the Annual General Meeting of 5 June 2007: 10%
- Maximum purchase price: 200 euros
- Purposes of the share buyback programme in descending order of priority:
  - ensuring that liquidity is provided for the shares on the equity market by an investment services provider under a contract that complies with the AFEI (French Association for Investment Firms) Code of Conduct recognised by the AMF;
  - cancelling the shares purchased;
  - retaining the shares, in order subsequently to transfer the shares in payment or in exchange for a takeover bid initiated by the Company;
  - allotting the shares to authorised corporate or executive officers or employees of the Company or an affiliated company, by granting options to purchase the Company's shares in accordance with Articles L 225-179 *et seq.* of the Code de Commerce, or by granting bonus shares in accordance with Articles L 225-197-1 *et seq.* of the Code de Commerce or as part of the Company's employee profit sharing schemes or of a Company share ownership or savings plan;
  - delivering the Company's shares for the exercise of rights attached to securities entitling the holders to the allotment of shares in the Company, either by conversion, exercise, redemption or exchange, in accordance with stock market regulations.
- Duration of programme: Until the Annual General Meeting called to approve the financial statements for 2007 but no longer than 18 months as from 5 June 2007, i.e. until 4 December 2008 at the latest.

A - SHARES HELD BY THE COMPANY AND RESULTS OF PREVIOUS SHARE BUYBACK PROGRAMME

1 / Number of shares held at 31 May 2007

At 31 May 2007, the Company held 154,500 shares purchased under the terms of its previous share buyback programmes; the most recent such programme was authorised by the Combined General Meeting of 6 June 2006.

Percentage of share capital held directly and indirectly	0.14%
Number of shares cancelled during past 24 months	4,331,097
Number of shares held in treasury at 31 May 2007	154,500
Allocation of shares held as of 31 May 2007:	
- ensuring the liquidity of the shares	28,500
- cancellation of shares	-
- stock option plans	126,000
Carrying value of portfolio	8,292,192
Market value of portfolio	15,979,935

2 / Transactions completed from 1 June 2006 until 31 May 2007 (outside liquidity contract):

	Total gross purchases and sales		Positions open as of the date of publication of the circular					
	Bought	Sold	Open buy positions			Open sell positions		
Number of shares	-	-	Calls bought	Puts sold	Forward purchases	Calls sold	Puts bought	Forward sales
Average maximum maturity			-	-	-	-	-	-
Average transaction price (€)	-	-						
Average strike price	-	-	-	-	-	-	-	-
Amount (€)	-	-						

3 / Transactions completed from 1 June 2006 to 31 May 2007 under liquidity contract:

On 9 June 2005, Hermès International signed a liquidity contract with Oddo Corporate Finance.

The initial funds, provided in cash, amounted to €5m. They were increased to €10m on 16 December 2005, also in cash.

	Total gross purchases and sales		Positions open as of the date of filing of the circular					
	Bought	Sold	Open buy positions			Open sell positions		
Number of shares	533,292	604,692	Calls bought	Puts sold	Forward purchases	Calls sold	Puts bought	Forward sales
Average maximum maturity			-	-	-	-	-	-
Average transaction price (€)	€84.14	€81.76						
Average strike price	-	-	-	-	-	-	-	-
Amount (€)	44,871,346	49,437,578						

B – PURPOSE OF SHARE BUYBACK PROGRAMME AND USE OF SHARES BOUGHT

Hermès International wishes to retain the possibility of buying back its own shares up to a maximum of 10% of its share capital for the following purposes, in decreasing order of priority:

- ensuring that liquidity is provided for the shares on the equity market by an investment services provider under a contract that complies with the AFEI Code of Conduct recognised by the AMF;
- cancelling the shares purchased;
- retaining the shares, in order subsequently to transfer the shares in payment or in exchange for a takeover bid initiated by the Company;
- allotting the shares to authorised corporate or executive officers or employees of the Company or an affiliated company, by granting options to purchase the Company's shares in accordance with Articles L 225-179 *et seq.* of the Code de Commerce, or by granting bonus shares in accordance with Articles L 225-197-1 *et seq.* of the Code de Commerce or as part of the Company's employee profit sharing schemes or of a Company share ownership or savings plan;
- delivering the Company's shares for the exercise of rights attached to securities entitling the holders to the allotment of shares in the Company, either by conversion, exercise, redemption or exchange, in accordance with stock market regulations.

C – TERMS AND CONDITIONS OF PROGRAMME

1. Maximum percentage of share capital bought and maximum amount payable by Hermès International

The maximum percentage of the share capital that Hermès International proposes to acquire is 10% of the Company's share capital as of the date on which the purchases are completed, up to a maximum of 650 million euros. The Company undertakes at all times to observe the ceiling of 10% of its share capital, including shares held in treasury, in accordance with the provisions of Article L.225-210 of the Code de Commerce.

The amount of available reserves on the liabilities side of the balance sheet at the closing date of the most recent certified annual financial statements was 702 million euros. In view of the amount of such reserves, the ceiling that the Company has set (650 million euros), and the shares already held in treasury (154,500 shares as of 31 May 2007 amounting to 8.3 million euros or 0.14% of the share capital), the Company may commit 641.7 million euros, and the maximum number of shares that it may at this time buy pursuant to this authorisation amounts to 3,208,539 shares (3% of the share capital), based on the maximum purchase price of 200 euros, appearing in the resolution approved by the Combined General Meeting of shareholders.

The Company reserves the right to buy back fewer shares than the number indicated above, as a function of market conditions.

2. Terms and conditions of share buybacks

The entire programme (10% of Hermès International's share capital as defined above) may be in the form of block purchases.

Hermès International may also use any kind of derivative instruments, except for sales of puts. Hermès International will ascertain that such options transactions do not increase the volatility of its shares.

The share buyback programme may be used, including during a public cash or share offer, within the limits authorised by stock market regulations.

3. Duration and timetable of share buyback programme

Purchases by Hermès International of its own shares under the terms of this programme may be carried out over a period ending on the date of the Annual General Meeting called to vote on the financial statements for 2007 but shall not exceed a maximum of 18 months from 5 June 2007, i.e. up to 4 December 2008 at the latest.

The shares purchased under the programme may be cancelled, up to a maximum of 10% of the share capital per twenty-four month period, in accordance with the provisions of Article L.225-209 of the Code du Commerce.

4. Financing of share buyback programme

The purchase of the securities will be financed from cash flow and by debt for any amounts exceeding cash flow.
At 31 December 2006, shareholders' equity (Group's share) amounted to 1,409 million euros, and net cash amounted to 538 million euros.

Persons responsible for the circular

To the best of my knowledge, the information provided in this document is true and accurate; it contains all the facts required for investors to make an assessment on Hermès International's share buyback programme; and it contains no omissions liable to impair their significance.

Patrick Thomas
Executive Chairman

SHARE BUY BACK PROGRAMME

Issuer name : HERMES INTERNATIONAL

Starting date of the programme : 08/06/2007

STATEMENT OF TRANSACTIONS MADE BY AN ISSUER ON HIS OWN SHARES

TRANSACTIONS FROM : 8-june-07 to 8-june-07 CATEGORY OF STOCKS : Shares

SPOT TRANSACTIONS					
Transaction date	Broker name	Buy (B) / Sale (S) / Transfer (T)	Number of shares	Transaction price (€)	Transaction amount (€)
8-june-07	Cholet Dupont	B	105 000	89,63	9 411 328,50
Total			105 000	89,63	9 411 328,50

(11)

RESULT OF RESOLUTIONS
ANNUAL GENERAL MEETING
HELD ON JUNE 5TH 2007

Resolution :	1	2	3	4	5	6	7	8	9
Title	*Approval of the financial statements*	*Discharge*	*Appropriation of net income **	*Approval of the consolidated financial statements*	*Related-party agreements*	*Shares buyback*	*Ratification of the cooptation of Mr Robert Peugeot*	*Appointment of new Alternate Auditor*	*Powers*
Session	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary	Ordinary
Total vote *	130 670 135	130 670 135	122 207 615	130 670 135	130 670 135	130 670 135	130 670 135	130 670 135	130 670 135
Expressed vote	123 383 734	121 015 370	120 662 940	121 207 429	122 875 844	109 226 306	122 364 801	108 294 077	99 431 059
Yes	122 395 849	101 634 707	120 646 841	121 202 884	122 326 637	105 001 360	122 004 643	108 214 250	99 427 045
No	176 502	19 379 592	12 992	3 344	548 056	4 220 181	356 703	75 612	3 590
Abstention	811 383	1 071	3 107	1 201	1 151	4 765	3 455	4 215	424
% Yes	99,2	83,98	99,99	100	99,55	96,13	99,71	99,93	100
% No	0,14	16,01	0,01	0	0,45	3,86	0,29	0,07	0
% Abstention	0,66	0	0	0	0	0	0	0	0

Resolution :	10	11	12	13	14	15	16	17
Title	*Cancellation of purchased shares*	*Delegation of authority to increase the share capital by capitalisation of amounts in reserve*	*Delegation of authority to issue negotiable securities with pre-emptive rights retained*	*Delegation of authority to increase the share capital with a waiver of pre-emptive rights but with a priority subscription period*	*Delegation of authority to carry out capital increases reserved for employees*	*Autorisation to allot shares in the company for no consideration*	*Amendments to the articles of association*	*Powers*
Session	Extraordinary	Extraordinary	Extraordinary	Extraordinary	Extraordinary	Extraordinary	Extraordinary	Extraordinary
Total vote	130 670 135	130 670 135	130 670 135	130 670 135	130 670 135	130 670 135	130 670 135	130 670 135
Expressed vote	126 702 606	98 426 010	103 470 998	112 284 450	103 775 646	128 217 214	112 379 329	105 715 844
Yes	124 530 077	98 407 448	103 439 074	97 707 014	101 145 217	121 524 769	109 860 156	105 711 130
No	1 069	17 821	29 983	12 213 403	459 651	2 168 823	2 449 820	3 978
Abstention	2 171 460	741	1 941	2 364 033	2 170 778	4 523 622	69 353	736
% Yes	98,29	99,98	99,97	87,02	97,47	94,78	97,76	100
% No	0	0,02	0,03	10,88	0,44	1,69	2.18	0
% Abstention	1,71	0	0	2,11	2,09	3,53	0,06	0

* In accordance with statutory provisions, voting rights of split shares belongs to the legal owner for all resolutions except that of net income appropriation which belongs to the beneficial owner

SHARE BUY BACK PROGRAMME

Issuer name : **HERMES INTERNATIONAL**

Starting date of the programme : **08/06/2007**

STATEMENT OF TRANSACTIONS MADE BY AN ISSUER ON HIS OWN SHARES

TRANSACTIONS FROM : **11-june-07** **to** **15-june-07** **CATEGORY OF STOCKS :** Shares

SPOT TRANSACTIONS						
Transaction date	Broker name	Buy (B) / Sale (S) / Transfer (T)	Number of shares	Transaction price (€)	Transaction amount (€)	
11-june-07	Cholet Dupont	B	30 000	91,1346	2 734 038,00	
12-june-07	Cholet Dupont	B	31 700	88,7548	2 813 527,16	
13-june-07	Crédit Agricole Cheuvreux	B	48 000	88,0900	4 228 320,00	
14-june-07	Crédit Agricole Cheuvreux	B	53 000	88,7300	4 702 690,00	
15-june-07	Natexis Bleichroeder	B	250 000	88,8000	22 200 000,00	Block trade
Total			412 700	88,8747	36 678 575,16	

HERMES INTERNATIONAL
Société en Commandite par Actions with a capital of 54 097 594,14 € euros,
Incorporated under the n° 572 076 396 RCS PARIS
Whose registered office is situated 24, rue du Faubourg Saint-Honoré 75008 PARIS
FRANCE

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers " (AMF)

Date	Total number of shares	Total number of voting rights, including treasury stock	Total number of voting rights, excluding treasury stock
November 30, 2006	106 810 314	173 344 858	173 195 858
December 31, 2006	106 874 814	173 339 660	173 198 660
January 31, 2007	106 874 814	173 368 710	173 217 710
February 28, 2007	106 874 814	173 171 000	173 028 193
March 31, 2007	106 874 814	173 169 959	173 019 959
April 30, 2007	106 874 814	173 162 080	173 016 080
May 31, 2007	106 874 814	172 295 248	172 140 748
June 30, 2007	106 903 414	172 471 998	171 418 798
July 31, 2007	106 073 714	171 637 864	171 411 864
August 31, 2007	106 073 714	171 538 228	171 345 645
September 30, 2007	106 073 714	171 535 092	171 028 092
October 31, 2007	106 073 714	171 539 886	171 069 886
November 30, 2007	106 073 714	171 540 127	171 040 127

SHARE BUY BACK PROGRAMME

Issuer name : HERMES INTERNATIONAL

Starting date of the programme : 08/06/2007

STATEMENT OF TRANSACTIONS MADE BY AN ISSUER ON HIS OWN SHARES

TRANSACTIONS FROM : 18-june-07 to 22-june-07 CATEGORY OF STOCKS : Shares

SPOT TRANSACTIONS						
Transaction date	Broker name	Buy (B)/ Sale (S)/ Transfer (T)	Number of shares	Transaction price (€)	Transaction amount (€)	[illegible]
18-june-07	Crédit Agricole Cheuvreux	B	12 000	87,9300	1 055 160,00	
19-june-07	Natexis Bleichroeder	B	300 000	87,3834	26 215 020,00	Block trade
Total			312 000	87,4044	27 270 180,00	

GREFFE DU TRIBUNAL
DE COMMERCE DE PARIS
1 quai de Corse
75198 Paris Cedex 04
0 891 01 75 75

ACKNOWLEDGEMENT OF RECEIPT FOR FILING ANNUAL PROFIT & LOSS AND BALANCE SHEETS

Name: HERMES INTERNATIONAL

Registration No:572 076 396
Management No:1957B07639

Legal status: Limited partnership by shares

Adress: 24 rue du Faubourg Saint Honoré
75008 Paris

Filing of annual accounts

Year ending on : 31/12/06
Annual accounts filed on: 28/06/07
Under number: 30648

Rate(decree as of 10/10/86)

RS 785 00	with. VAT	without VAT
Court duties	14.30€	
Total excl VAT	14.30€	
VAT 19.6%	2.80€	
INPI		5.45€
BODACC		21.43€
Total VAT incl	43.98€	

Issued in Paris on June 28 2007

The clerck

We suggest you to carefully read this acknowledgement of receipt. If you see any mistake, please send us an email at serviceclient@greffe-tc-paris.fr or by fax at 01 44 41 54 87 or by phone at 01 44 41 54 69

HERMES INTERNATIONAL
A partnership limited by shares with capital of €54,097,594.14,
which is registered under no. 572 076 396 RCS PARIS
and whose registered office is at 24, rue du Faubourg Saint-Honoré, 75008 PARIS

Minutes of the Combined General Meeting on 5 June 2007

Following a first notice of meeting, a Combined General Meeting of Hermès International took place on Tuesday 5 June 2007 at the Paris Palais des Congrès, under the chairmanship of Mr Jérôme Guerrand, Chairman of the Supervisory Board.

The 1,128 shareholders present or represented, or having voted by post, constituted a quorum of 61.91% for the purposes of the OGM and 66.60% for those of the EGM.

In particular, the shareholders were asked to vote on:

- Approval of the parent company and consolidated accounts for the 2006 financial year,
- Appropriation of profits and the distribution of a dividend of €0.95 per share on 8 June 2007, an increase of 14% compared to the previous year,
- Approval of regulated agreements,
- The authorisation to be given to the Management to implement a share buyback and cancellation programme,
- Ratification of the cooption of Mr Robert Peugeot as a member of the Supervisory Board,
- Appointment of Ms Dominique Mahias as the new deputy auditor,
- Renewal of the powers delegated to the Management authorising it to carry out various financial operations involving increases in the capital, with or without preferential subscription rights,
- Delegation of powers to the Management to allocate free company shares to the group's staff,
- Amendment of the Articles of Association to make them conform to the new provisions of French law.

On behalf of the company, the Chairman paid tribute to its spiritual mother, Mrs Aline Hermès, Honorary Vice-Chairman and youngest daughter of Mr Emile Hermès, who died on 8 December 2006.

Mr Patrick Thomas, Manager:

- First, presented the notable events of 2006, illustrating the success of fine tableware by showing a film entitled "*Interview with Mr Yves Taralon, on the Cheval d'Orient collection*".
- Then, commented on the principal figures for the year 2006. In particular, he drew attention to the partnership entered into with the fine watch movement maker Vaucher, the main characteristics of which were presented by the showing of a film entitled "*Interview de Mr Guillaume de Seynes on the fine watch movement maker Vaucher*".

Mr Christian Blanckaert, Managing Director of International Business:

- On the one hand, commented on the Distribution business in all geographical areas. The particular development of business in the Europe/Middle East area in 2006 was illustrated by the showing of a film entitled "*Interview with Ms Beatriz Cristobal – Managing Director, Europe and the Middle East*".

- On the other hand, presented the development of the distribution network, and referred to the creation of a Maison Hermès in Seoul, South Korea, illustrated by the showing of a film entitled "*Dosan Park Inauguration Party*".

Ms Mireille Maury, Managing Director, Finance and Administration, provided information about human resources, the 2006 accounts and the main resolutions.

Mr Patrick Thomas concluded the presentations with a summary of the prospects for 2007.

Before opening the debate and putting the resolutions to the vote, the Chairman presented the report of the Supervisory Board and invited the auditors to speak.

During the debate, the following subjects were raised by shareholders, journalists or financial analysts:

- The establishment of Hermès in India,
- The programme of investment in stores and their renovation,
- The investment in the company Jean-Paul Gautier,
- The investments in top of the range watchmakers,
- The cooption of Mr Robert Peugeot to the Supervisory Board,
- The company's results in Japan,
- Leather production capacity,
- The company's entry into the CAC 40,
- The share price,
- The prospects for 2007,
- The increase in the dividend,
- The application of the REACH Directive,
- The cycle of creation of new products,
- The policy of exchange rate risk coverage,
- The reopening of the Faubourg Saint Honoré store, with its new dimensions,
- Sponsorship activities,
- The group's activity on the internet,
- The group's activity in China,
- The cancellation of preferential subscription rights.

Finally, votes were cast electronically. The operation of the electronic voting system and the proper conduct of the meeting as a whole were supervised by Mr Jean-Louis Hauguel, Court Bailiff.

The detailed results of the votes showed that the 17 resolutions, including 8 constituting extraordinary business, were adopted by a very large majority.

These results, together with the slides shown in support of the presentations made by contributors, are available on Hermès International's financial communications website at www.hermes-international.com.

SHARE BUY BACK PROGRAMME

Issuer name : HERMES INTERNATIONAL

Nature of security : ORDINARY SHARES

Starting date of the programme : 08/06/07

MONTHLY STATEMENT OF TRANSACTIONS MADE BY AN ISSUER ON HIS OWN SHARES

Transactions for the month of : JUNE 2007

1. CUMULATIVE DATA

	Programme of 07/06/2006	Programme of 08/06/2007	Total
Number of shares representing the issuer's capital at the beginning of the programme :	108 800 283	106 874 814	106 874 814
Capital held directly and indirectly at the beginning of the programme (in number of shares + in percentage) :	2207769/2,03%	188000/0,18%	188000/0,18%
Outstanding balance at the end of previous month :			154 500
Number of shares bought during the month :	34 750	899 290	934 040
Number of shares sold during the month :	-1 250	-34 090	-35 340
Number of shares transferred (1) during the month :	0	0	0
Number of shares cancelled during the month :	0	0	0
Buyings to persons owning more than 10% of the capital or to managing directors during the month :	0	0	0
Number of shares bought since the beginning of the programme :	562 162	899 290	
Number of shares sold since the beginning of the programme :	-591 962	-34 090	
Number of shares transferred since the beginning of the programme :	0	0	0
Number of shares cancelled during the last 24 months :	3 392 751	3 392 751	3 392 751
Outstanding balance a the end of the month :			1 053 200
Purchase value of shares held *(2)* :			87 576 761
Market value of shares held *(2)* :			88 374 012

(1) Exercise of options granted to employees, securities giving right to capital, ...
(2) On the date when establishing the statement

II. SPOT TRANSACTIONS (1)

(1) With the exclusion of transactions conducted upon exercise or at maturity of derivatives for which information must be given in the next table
(2) Nature of information must be detailed : (B) Buy / (S) Sale / (T) Transfer (exercise of options granted to employees, securities giving right to the capital, ...)
(3) To detail in case of block trade
(4) If many transactions are made during the same day at different prices, to detail lower and higher price in addition to average price

Transaction date	Broker	B / S / T (2)	Number of shares (3)	Of which number of shares bought/sold within a liquidity contract	Transaction price (4)	Amount	Remarks
01/06/07	Oddo	B	3 500	3 500	102,5860	359 051,00	liquidity contract
01/06/07	Oddo	S	-1 000	-1 000	103,3750	-103 375,00	liquidity contract
04/06/07	Oddo	B	5 000	5 000	101,7721	508 860,50	liquidity contract
04/06/07	Oddo	S	-250	-250	103,4100	-25 852,50	liquidity contract
05/06/07	Oddo	B	15 000	15 000	98,6143	1 479 214,50	liquidity contract
06/06/07	Oddo	B	4 000	4 000	95,4500	381 800,00	liquidity contract
07/06/07	Oddo	B	7 250	7 250	92,3614	669 620,15	liquidity contract
08/06/07	Oddo	B	5 000	5 000	90,0508	450 254,00	liquidity contract
08/06/07	Cholet Dupont	B	105 000		89,6317	9 411 328,50	
11/06/07	Oddo	B	3 000	3 000	89,9293	269 787,90	liquidity contract
11/06/07	Oddo	S	-1 000	-1 000	91,0000	-91 000,00	liquidity contract
11/06/07	Cholet Dupont	B	30 000		91,1346	2 734 038,00	
12/06/07	Oddo	B	8 000	8 000	88,3300	706 640,00	liquidity contract
12/06/07	Cholet Dupont	B	31 700		88,7548	2 813 527,16	
13/06/07	Oddo	B	3 000	3 000	87,3247	261 974,10	liquidity contract
13/06/07	Oddo	S	-1 065	-1 065	88,4366	-94 184,98	liquidity contract
13/06/07	CA Cheuvreux	B	48 000		88,0900	4 228 320,00	
14/06/07	Oddo	B	1 000	1 000	88,4160	88 416,00	liquidity contract
14/06/07	Oddo	S	-3 000	-3 000	88,9767	-266 930,10	liquidity contract
14/06/07	CA Cheuvreux	B	53 000		88,7300	4 702 690,00	
15/06/07	Oddo	B	5 065	5 065	88,0257	445 850,17	liquidity contract
15/06/07	Oddo	S	-4 000	-4 000	89,4000	-357 600,00	liquidity contract
15/06/07	Natexis	B	250 000		88,8000	22 200 000,00	Block trade
18/06/07	Oddo	B	6 000	6 000	87,3500	524 100,00	liquidity contract
18/06/07	CA Cheuvreux	B	12 000		87,9300	1 055 160,00	
19/06/07	Oddo	B	8 000	8 000	85,7930	686 344,00	liquidity contract
19/06/07	Natexis	B	300 000		87,3834	26 215 020,00	Block trade
20/06/07	Oddo	B	4 000	4 000	85,5025	342 010,00	liquidity contract
21/06/07	Oddo	B	1 000	1 000	84,2000	84 200,00	liquidity contract
21/06/07	Oddo	S	-10 000	-10 000	86,1140	-861 140,00	liquidity contract
22/06/07	Oddo	B	1 525	1 525	85,5100	130 402,75	liquidity contract
22/06/07	Oddo	S	-25	-25	85,7500	-2 143,75	liquidity contract
25/06/07	Oddo	B	3 000	3 000	84,4667	253 400,10	liquidity contract
25/06/07	Oddo	S	-4 000	-4 000	85,3745	-341 498,00	liquidity contract
26/06/07	Oddo	B	8 000	8 000	84,4400	675 520,00	liquidity contract
27/06/07	Oddo	B	7 000	7 000	84,0707	588 494,90	liquidity contract
27/06/07	Oddo	S	-7 000	-7 000	85,1591	-596 113,70	liquidity contract
28/06/07	Oddo	B	2 000	2 000	83,5000	167 000,00	liquidity contract
29/06/07	Oddo	B	4 000	4 000	83,3000	333 200,00	liquidity contract
29/06/07	Oddo	S	-4 000	-4 000	84,0250	-336 100,00	liquidity contract
TOTAL			898 700	69 000		79 690 285,70	

HERMES INTERNATIONAL
Société en Commandite par Actions with a capital of 54 097 594,14 € euros,
Incorporated under the n° 572 076 396 RCS PARIS
Whose registered office is situated 24, rue du Faubourg Saint-Honoré 75008 PARIS
FRANCE

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers " (AMF)

Date	Total number of shares	Total number of voting rights, including treasury stock	Total number of voting rights, excluding treasury stock
November 30, 2006	106 810 314	173 344 858	173 195 858
December 31, 2006	106 874 814	173 339 660	173 198 660
January 31, 2007	106 874 814	173 368 710	173 217 710
February 28, 2007	106 874 814	173 171 000	173 028 193
March 31, 2007	106 874 814	173 169 959	173 019 959
April 30, 2007	106 874 814	173 162 080	173 016 080
May 31, 2007	106 874 814	172 295 248	172 140 748
June 30, 2007	106 903 414	172 471 998	171 418 798
July 31, 2007	106 073 714	171 637 864	171 411 864
August 31, 2007	106 073 714	171 538 228	171 345 645
September 30, 2007	106 073 714	171 535 092	171 028 092
October 31, 2007	106 073 714	171 539 886	171 069 886
November 30, 2007	106 073 714	171 540 127	171 040 127

HERMES

HERMÈS INTERNATIONAL
ACQUISITION OF SOFICUIR

As part of its strategy of consolidating its expertise, Hermès International, which already held a 49.6% stake in Soficuir International, has acquired the company's remaining shares, thereby becoming sole shareholder.

The Soficuir group, which comprises T.C.I.M. (Tanneries des Cuirs d'Indochine et de Madagascar), specialises in the supply and tanning of precious leathers, primarily crocodile skin.

This acquisition will enable Hermès, which already owns 100% of Gordon-Choisy, a company specialising in the tanning of exotic leathers, to reinforce its tanning capacity and secure its supplies in order to meet robust demand for products (bags, small leather goods), particularly in crocodile skin.

The Soficuir group operates in four countries: France (with a production plant in the department of Sarthe), Italy, the United States and Switzerland. It generated consolidated revenues of €56 million in 2006 and has around 230 employees.

Mrs Emmanuelle Blum-Biraus
AUTORITE DES MARCHES FINANCIERS
17 Place de la Bourse
75082 Paris cedex 2

Our ref : lettre MM/ChD 030-07

Paris July 18, 2007

Madam,

Following your letter dated July 13, 2007, we confirm you that the auditors' reports have been fully published in the BALO as of April 30, 2007.

Therefore our publication as of June 27, 2007 which stipulates that the parent company's and consolidated accounts for the year ending December 31, 2006 have been approved without any change, just mentions an extract of the general report on the parent company's accounts and of the report on consolidated accounts from the auditors, as for the previous years.

Please do not hesitate to contact us at 01 40 17 49 86 (Philippe Bruère) for any additional information.

Sincerely yours.

Mireille Mary
Managing director Finance-administration

June 27, 2007 Issue No 77
BULLETIN DES ANNONCES LEGALES OBLIGATOIRES

PERIODICAL PUBLICATIONS

COMMERCIAL AND INDUSTRIAL COMPANIES
(ANNUAL ACCOUNTS)

HERMES INTERNATIONAL

Limited partnership by shares
Registered office: 24 rue du Faubours Saint Honoré – 75008 Paris
572 076 396 RCS: Paris
Accounting period: from 1st of January to 31st December 2006

"The parent company's and consolidated accounts as at Dcember 31, 2006 as well as the proposed profit appropriation, which have been published on April 30, 2007 in the *Bulletin des Annonces légales obligatoires,* have been approved by the Ordinary General Meeting held on June 5, 2007 without modification".

Auditors' report
A- Extract from the general report on the parent company's accounts

We conducted our audit in accordance with professional standards applicable in France.
In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as of 31 December 2006 and the results of its operations for the year then ended, in accordance with accounting rules and principles generally applicable in France.

B- Extract from the report on consolidated accounts
We conducted our audit in accordance with professional standards applicable in France.
In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at 31 December 2006, and of the results of its operations for the year then ended in accordance with IFRS as adopted by the European Union.

In Neuilly and in Paris, March 22, 2007
The auditors

Deloitte & Associés
David Dupont-Noel

Didier Kling & Associés
Didier Kling et Christophe Bonte

709606

Hermès Group sales rose by 8.2% (at constant exchange rates), to €721m in the first half following accelerated growth of 10% in the second quarter. The extremely strong currency impact held down growth at current exchange rates to 2.9%.

The distribution network continued to expand with four new branches opened, in Osaka (Japan), Hangzhou (China), Wall Street (USA) and Shinsegae (Korea).

At constant exchange rates, the strongest sales growth came from France (10%), the rest of Europe (12%), the Americas (9%) and Asia excluding Japan (12.5%). In Japan, they edged up 2% in a lacklustre climate thanks to a second quarter up 5%.

Growth was fuelled by Silks & Textiles (up 14%), Tableware (up 20%) and "Other Hermès Sectors" (up 18%), under the impetus of Jewellery and Art of Living. Sales of Ready-to-wear and Accessories rose 11% and Perfumes delivered a robust 12% increase, after the launch of Terre d'Hermès during the first half of 2006. Leather Goods and Saddlery expanded 4%, with an 11% jump in leather bags, while Watches moved up 5%.

Hermès will continue to invest in expanding its distribution network, with more than 20 branches to be opened or renovated in 2007, and in bolstering its production capacity. In this area and in keeping with its strategy of controlling its know-how, in July, Hermès acquired the balance of the shares that it did not own in Soficuir International, a company specialising in the supply and tanning of precious skins. Hermès is now the sole shareholder of this company.

Due to the slowdown in Japan, over the full year, like-for-like sales growth at constant exchange rates should be in the 8%-8.5% range. Owing to unfavourable exchange rate trends, operating income and net income should be about the same as in 2006.

ACTIVITY BY SECTORS 1st HALF

In millions of Euros	1st half		
	2007	2006	Change at constant rates
Silk & Textiles	82,6	75,9	13,6%
Leathergoods	305,5	312,2	3,9%
Ready-to-wear & fashion accessories	144,8	138,0	10,6%
Other Hermès Sectors	37,7	33,8	18,0%
Perfumes	52,8	47,6	12,4%
Watches	45,6	46,0	5,3%
Tableware	23,6	20,3	19,6%
Other products	28,5	26,7	7,2%
TOTAL	*721,1*	*700,5*	*8,2%*

ACTIVITY BY GEOGRAPHICAL ZONES 1st HALF

In millions of Euros 1st half

	2007	2006	Change at constant rates
France	143,5	130,8	9,8%
Europe (Excl. France)	142,2	127,1	12,3%
Total Europe	**285,7**	**257,9**	**11,0%**
Japan	172,3	189,5	1,7%
Asia-Pacific (Excl. Japan)	134,9	126,5	12,5%
Total Asia	**307,2**	**316,0**	**6,0%**
Americas	107,9	106,6	8,8%
Others	20,3	20,0	3,3%
TOTAL	***721,1***	***700,5***	***8,2%***

ACTIVITY BY SECTORS 2nd QUARTER

In millions of Euros	2nd quarter		
	2007	2006	Change at constant rates
Silk & Textiles	39,3	34,0	20,3%
Leathergoods	153,4	154,7	5,3%
Ready-to-wear & fashion accessories	65,9	59,9	15,5%
Other Hermès Sectors	19,5	17,1	20,0%
Perfumes	25,6	23,7	9,5%
Watches	24,6	25,2	3,5%
Tableware	12,2	11,3	11,3%
Other products	14,5	13 ,1	12,6%
TOTAL	***355,0***	***339,0***	***10,0%***

ACTIVITY BY GEOGRAPHICAL ZONES 2nd QUARTER

In millions of Euros	*2nd quarter*		
	2007	2006	Change at constant rates
France	73,8	65,8	12,2%
Europe (Excl. France)	71,9	64,4	12,2%
Total Europe	**145,7**	**130,2**	**12,2%**
Japan	82,5	88,7	5,0%
Asia-Pacific (Excl. Japan)	63,4	58,2	14,4%
Total Asia	**145,9**	**146,9**	**8,8%**
Americas	52,1	51,3	8,4%
Others	11,3	10,6	8,1%
TOTAL	***355,0***	***339,0***	***10,0%***

HALF YEARLY SITUATION OF THE LIQUIDITY CONTRACT SIGNED WITH ODDO CORPORATE FINANCE

In connection with the liquidity contract signed between HERMES INTERNATIONAL and ODDO Corporate Finance, outstanding means as of June 29, 2007 amounted to:

- 97 000 shares
- 2,178,706.68 Euros in cash

As of the previous half-yearly situation, outstanding means amounted to:

- 15 000 shares
- 9,613,741.65 Euros in cash

SHARE BUY BACK PROGRAMME

Issuer name : **HERMES INTERNATIONAL**

Nature of security : **ORDINARY SHARES**

Starting date of the programme : **08/06/07**

MONTHLY STATEMENT OF TRANSACTIONS MADE BY AN ISSUER ON HIS OWN SHARES

Transactions for the month of : **JULY 2007**

I. CUMULATIVE DATA

Number of shares representing the issuer's capital at the beginning of the programme :	106 874 814
Capital held directly and indirectly at the beginning of the programme (in number of shares + in percentage) :	188000/0,18%
Outstanding balance at the end of previous month :	1 053 200
Number of shares bought during the month :	53 085
Number of shares sold during the month :	-50 585
Number of shares transferred (1) during the month :	0
Number of shares cancelled during the month :	829 700
Buyings to persons owning more than 10% of the capital or to managing directors during the month :	0
Number of shares bought since the beginning of the programme :	952 375
Number of shares sold since the beginning of the programme :	-84 675
Number of shares transferred since the beginning of the programme :	0
Number of shares cancelled during the last 24 months :	3 287 263
Outstanding balance a the end of the month :	226 000
Purchase value of shares held *(2) :*	13 673 508
Market value of shares held *(2) :*	16 785 020

(1) Exercise of options granted to employees, securities giving right to capital, ...
(2) On the date when establishing the statement

II. SPOT TRANSACTIONS (1)

(1) With the exclusion of transactions conducted upon exercise or at maturity of derivatives for which information must be given in the next table
(2) Nature of information must be detailed : (B) Buy / (S) Sale / (T) Transfer (exercise of options granted to employees, securities giving right to the capital, ...)
(3) To detail in case of block trade
(4) If many transactions are made during the same day at different prices, to detail lower and higher price in addition to average price

Transaction date	Broker	B / S / T *(2)*	Number of shares *(3)*	Of which number of shares bought/sold within a liquidity contract	Transaction price *(4)*	Amount	Remarks
02/07/07	Oddo	B	2 000	2 000	82,9820	165 964,00	liquidity contract
03/07/07	Oddo	B	1 000	1 000	82,5660	82 566,00	liquidity contract
04/07/07	Oddo	B	500	500	82,5000	41 250,00	liquidity contract
04/07/07	Oddo	S	-2 500	-2 500	83,2340	-208 085,00	liquidity contract
05/07/07	Oddo	B	2 500	2 500	82,7160	206 790,00	liquidity contract
05/07/07	Oddo	S	-500	-500	82,7400	-41 370,00	liquidity contract
06/07/07	Oddo	B	1 000	1 000	82,1000	82 100,00	liquidity contract
06/07/07	Oddo	S	-700	-700	82,3440	-57 640,80	liquidity contract
09/07/07	Oddo	B	2 000	2 000	81,6200	163 240,00	liquidity contract
09/07/07	Oddo	S	-1 000	-1 000	82,2100	-82 210,00	liquidity contract
10/07/07	Oddo	B	5 700	5 700	79,6600	454 062,00	liquidity contract
11/07/07	Oddo	B	2 000	2 000	77,8400	155 680,00	liquidity contract
12/07/07	Oddo	B	1 000	1 000	78,8400	78 840,00	liquidity contract
12/07/07	Oddo	S	-4 000	-4 000	80,7760	-323 104,00	liquidity contract
13/07/07	Oddo	B	6 000	6 000	80,0870	480 522,00	liquidity contract
13/07/07	Oddo	S	-2 500	-2 500	82,0780	-205 195,00	liquidity contract
16/07/07	Oddo	B	3 000	3 000	78,3430	235 029,00	liquidity contract
16/07/07	Oddo	S	-3 000	-3 000	79,1010	-237 303,00	liquidity contract
17/07/07	Oddo	B	1 000	1 000	78,1230	78 123,00	liquidity contract
17/07/07	Oddo	S	-1 000	-1 000	78,7700	-78 770,00	liquidity contract
18/07/07	Oddo	B	1 131	1 131	78,2160	88 462,30	liquidity contract
18/07/07	Oddo	S	-131	-131	78,8800	-10 333,28	liquidity contract
19/07/07	Oddo	B	750	750	78,3380	58 753,50	liquidity contract
19/07/07	Oddo	S	-750	-750	78,4600	-58 845,00	liquidity contract
20/07/07	Oddo	B	1 750	1 750	77,6090	135 815,75	liquidity contract
20/07/07	Oddo	S	-750	-750	78,5850	-58 938,75	liquidity contract
23/07/07	Oddo	B	2 500	2 500	77,1228	192 807,00	liquidity contract
24/07/07	Oddo	S	-12 000	-12 000	79,1985	-950 382,00	liquidity contract
25/07/07	Oddo	B	9 000	9 000	75,9250	683 325,00	liquidity contract
26/07/07	Oddo	B	3 254	3 254	73,9146	240 518,11	liquidity contract
26/07/07	Oddo	S	-3 254	-3 254	76,1927	-247 931,05	liquidity contract
27/07/07	Oddo	B	1 000	1 000	73,2630	73 263,00	liquidity contract
27/07/07	Oddo	S	-1 000	-1 000	73,8700	-73 870,00	liquidity contract
30/07/07	Oddo	B	6 000	6 000	72,3320	433 992,00	liquidity contract
30/07/07	Oddo	S	-1 000	-1 000	72,6600	-72 660,00	liquidity contract
31/07/07	Oddo	S	-16 500	-16 500	74,0750	-1 222 237,50	liquidity contract
TOTAL			2 500	2 500		202 227,28	

HERMES INTERNATIONAL
Société en Commandite par Actions with a capital of 54 097 594,14 € euros,
Incorporated under the n° 572 076 396 RCS PARIS
Whose registered office is situated 24, rue du Faubourg Saint-Honoré 75008 PARIS
FRANCE

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers " (AMF)

Date	Total number of shares	Total number of voting rights, including treasury stock	Total number of voting rights, excluding treasury stock
November 30, 2006	106 810 314	173 344 858	173 195 858
December 31, 2006	106 874 814	173 339 660	173 198 660
January 31, 2007	106 874 814	173 368 710	173 217 710
February 28, 2007	106 874 814	173 171 000	173 028 193
March 31, 2007	106 874 814	173 169 959	173 019 959
April 30, 2007	106 874 814	173 162 080	173 016 080
May 31, 2007	106 874 814	172 295 248	172 140 748
June 30, 2007	106 903 414	172 471 998	171 418 798
July 31, 2007	106 073 714	171 637 864	171 411 864
August 31, 2007	106 073 714	171 538 228	171 345 645
September 30, 2007	106 073 714	171 535 092	171 028 092
October 31, 2007	106 073 714	171 539 886	171 069 886
November 30, 2007	106 073 714	171 540 127	171 040 127

HERMÈS

Consolidated net income growth of 9 % during the first half


549
620
649
700
721
2003 2004 2005 2006 2007
TURNOVER (IN M€)


84.3
97.4
109.1
117.5
128.1
2003 2004 2005 2006 2007
NET RESULT (IN M€)

SALES HIGHER ON ALL CONTINENTS

Hermès Group sales amounted to €721.1m in the first half of 2007. At constant exchange rates, sales growth was 8.2% following a 10% jump in the second quarter. The extremely strong currency impact held down growth at current exchange rates to 2.9%.

The distribution network expanded with the opening of four new branches: in Osaka (Japan) Hangzhou (China) New York Wall Street (USA) and Seoul (Korea).

At constant exchange rates, sales growth during the first half was particularly robust in France (10%), in the rest of Europe (12%), in the Americas (9%) and in Asia excluding Japan (12.5%).

In Japan, in a lacklustre climate, sales advanced by 2% following a 5% increase in the second quarter.

ALL SEGMENTS DELIVERED GROWTH

Growth was fuelled by Silks & Textiles (up 14%), Tableware (20%) and "Other Hermès sectors" (18%), driven by Jewellery and Art of Living.

Sales of Ready-to-wear and Accessories rose by 11% and Perfumes delivered a robust 12% increase, after the launch of Terre d'Hermès during the first half of 2006.

Leather Goods and Saddlery expanded 4%, with an 11% jump in leather bags, while Watches moved up 5%.

NET INCOME INCREASED BY 9%

Operating income amounted to €185.8m from €184.6m in the first half of 2006. It reflects continued significant advertising efforts and a €7.2m gain on the sale of the remaining Leica Camera AG convertible bonds, which were fully impaired in 2006.

Consolidated net income was €128.1m compared with €117.5m in the first half of 2006, up 9 %. The net margin was 17.8 % compared with 16.8 % as at end of June 2006.

Currency fluctuations produced an appreciable impact on first half results. At constant exchange rates, operating income would have advanced by 11% and net income by 20%.

During the first half of 2007, investments were dedicated mainly to renovating and expanding the distribution network. They amounted to €48m.

Under its partnership with the Sandoz Family Foundation, Hermès International further built up its stake in Vaucher Manufacture Fleurier, which specialises in the design, production and assembly of fine mechanical watch movements.

The Group also bought back €73m of its own shares in view of cancelling them.

Operating cash flow rose 2.1% to €150.3m from €147.2m in the first half of 2006.

OUTLOOK FOR THE SECOND HALF

During the second half, Hermès will continue to invest in expanding its distribution network, with some twelve branches to be opened or renovated, and to enhance its production capacity. Major projects include expanding the Faubourg Saint-Honoré store, renovating the Lyon store and continued development in China with a new location in Chengdu.

In keeping with its strategy of controlling its know-how, in July, Hermès acquired the remaining shares that it did not own in Soficuir International, a company specialising in supplying and tanning precious skins, thereby becoming the sole shareholder in this company.

In 2007 – the year dedicated to Dance – Hermès will continue its strategy based on creativity, product quality, know-how and the spirit of craftsmanship.


HERMES - PARIS

HERMÈS. 2007, ENTREZ DANS LA DANSE !

I. HALF-YEARLY ACTIVITY REPORT

Significant events over the first half

In the context of its partnership the Sandoz Family Foundation, Hermès International built up its stake in Vaucher Manufacture Fleurier, which specialises in the design, production and assembly of fine mechanical watch movements. The Hermès group's holding was thereby increased from 13% to 21% over the first half of 2007 following a €4.3m subscription to the associate's capital increase.

In addition, the Hermès group sold the remainder of the convertible bonds in the Leica Camera group, which had been fully impaired, in favour of ACM Projektentwicklung GmbH, its reference shareholder. The transaction was agreed at the bonds' face value on issue, i.e. €7.2m, payable in 2008. Since a bank guarantee was provided for payment, the bonds were revalued at 30 June 2007 on the basis of the agreed sale price, leading to a net profit for the same amount being recognised in the consolidated half-yearly financial statements.

Finally, in accordance with decisions adopted at the last General Meeting, the share buy-back programme continued. Over the first half of 2007, the Hermès group bought back its own shares for a total amount of €73m (excluding transactions made under the liquidity contract), at an average share price of €88.56.

Activity over the first half

Hermès Group sales amounted to €721.1m in the first half of 2007. At constant exchange rates, sales growth was 8.2% following a 10% jump in the second quarter. The extremely strong currency impact held down growth at current exchange rates to 2.9%.

The distribution network expanded with the opening of four new branches: in Osaka (Japan) Hangzhou (China) New York Wall Street (USA) and Seoul (Korea).

At constant exchange rates, sales growth during the first half was particularly robust in France (10%), in the rest of Europe (12%), in the Americas (9%) and in Asia excluding Japan (12.5%).

In Japan, in a lacklustre climate, sales advanced by 2% following a 5% increase in the second quarter.

Growth was fuelled by Silks & Textiles (up 14%), Tableware (20%) and "Other Hermès sectors" (18%), driven by Jewellery and Art of Living.

Sales of Ready-to-wear and Accessories rose by 11% and Perfumes delivered a robust 12% increase, after the launch of Terre d'Hermès during the first half of 2006.

Leather Goods and Saddlery expanded 4%, with an 11% jump in leather bags, while Watches moved up 5%.

Half-year results

The gross margin attained a level of 65.1%, as for the first half of 2006.

Selling, marketing and administrative expenses represented 265.6 million euros compared to 247.3 million euros to 30 June 2006. This included a substantial increase in advertising efforts, up by more than 13% at constant exchange rates.

Other income and expense amounted to 24.9 million euros, including 26.0 million euros in depreciation and amortisation charges.

Recurrent operating income came to 178.6 million euros, compared to 184.6 million euros for the first half of 2006. Considering the substantial impact of exchange rate variations, it would have increased by 7.3% at constant exchange rates. It represented 24.8% of sales, compared to 26.4% at the end of June 2006.

Operating income, after taking into account a profit of 7.2 million euros following the sale of the remaining Leica Camera AG bonds which had been fully covered by provisions at the end of 2006, came to 185.8 million euros (25.8% of sales), up by 0.7% (+11.2% at constant exchange rates).

Net financial income was 6.7 million euros compared to 3.0 million euros at 30 June 2006. The variation is the result in particular of the impact of revaluation of hedging instruments.

The tax charge amounted to 64.5 million euros for the first half of 2007, compared to 63.7 million euros in 2006. The share of profits due to minority interests represented 2.9 million euros, compared to 2.0 million euros for the first half of last year.

The group's share of the net income of associates amounted to 2.9 million euros for the first half of 2007, compared to a net charge of -4.4 million euros at 30 June 2006. This improvement was notably due to having no share in the Leica Camera group's losses, and the fact that an exceptional impairment had been booked in the first half of 2006 concerning the investment in the Gaulme group.

The group's net consolidated income was up by 9.0% (+19.9% at constant exchange rates) at 128.1 million euros compared to 117.5 million euros in June 2006.

Earnings per share increased by +9.8% between the first half of 2007 and 2006.

Finally, operating cash flow was up by 2.1%, attaining 150.3 million euros compared to 147.2 million euros at the end of June 2006.

Investments

Over the first half of 2007, Hermès continued its active investment policy with 72.9 million euros invested and self-financed.

The development of the distribution network continued, with the opening or renovation of nine branches.

Investments (in millions of euros)	1st half 2006	1st half 2007
Operating investments	52.6	42.3
Financial investments	-	5.6
Financial placements	-	25.0
Total investments	52.6	72.9

Financial position

The level of operating cash flow (150.3 million euros) made it possible to finance all of the operating investments (42.3 million euros) and dividends (104.6 million euros).

After taking into account a substantial volume of share buy-backs (73 million euros) and changes in working capital requirements, cash amounted to 343.7 million euros at 30 June 2007 compared to 538.2 million euros at 31 December 2006.

Restated net cash (after factoring in financial placements exceeding one year and financial borrowings) amounted to 371.4 million euros at 30 June 2007, compared to 536.2 million euros at 31 December 2006.

At the same time, the building-up of shareholders' equity continued, using generated profits, going from 1,263.4 million euros (group's share) at 30 June 2006 to 1,342.1 million euros at 30 June 2007.

Events occurring after the closing of first-half accounts

As part of its strategy of controlling its know-how, Hermès International, which already had a 49.6% equity interest in Soficuir International, specialising in the purchasing and tanning of precious skins, acquired the remainder of its share capital on 12 July 2007 and has thus become the sole shareholder.

At 30 June 2007, this transaction has no impact on the consolidation method or the measured value of the Hermès group's equity investment, which is still included in the consolidated accounts using the equity method.

In the second half, however, the Soficuir group will be fully consolidated into the Hermès group's accounts.

The group's prospects in the second half

During the second half, Hermès will continue to invest in expanding its distribution network, with some twelve branches to be opened or renovated, and to enhance its production capacity. Major projects include expanding the Faubourg Saint-Honoré store, renovating the Lyon store and continued development in China with a new location in Chengdu.

Risks and uncertainties

The Hermès group's results are subject to those risks and uncertainties set out in the 2006 Shelf-Registration Document. The assessment of these risks did not change in the first half of 2007 and no new risk has been identified on the date of publication of this report.

Transactions with related parties

Over the first half of 2007, no unusual transaction took place over the period other than those defined in the 2006 shelf-registration document.

II. CONDENSED CONSOLIDATED HALF-YEARLY FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT TO 30 JUNE 2007

in millions of euros

	Note	June 2007	June 2006
Sales	3-5	**721.1**	**700.5**
Cost of sales		(252.0)	(244.4)
Gross margin		**469.1**	**456.1**
Selling, marketing and administrative expenses		(265.6)	(247.3)
Other income and expense	6	(24.9)	(24.2)
Recurring operating income		**178.6**	**184.6**
Other non-current income and expenses	7	7.2	
Operating income		**185.8**	**184.6**
Net financial income	8	6.7	3.0
Income before tax		**192.6**	**187.6**
Corporate income tax	9	(64.5)	(63.7)
Share in net income of associates	10	2.9	(4.4)
NET INCOME		**131.0**	**119.5**
Minority interests		(2.9)	(2.0)
NET INCOME - GROUP'S SHARE		**128.1**	**117.5**
Earnings per share (in euros)	11	1.20	1.09
Diluted earnings per share (in euros)	11	1.20	1.09

CONSOLIDATED BALANCE SHEET

ASSETS

in millions of euros

		30/06/2007			30/06/2006
	Note	Gross	Depreciation, amortisation & impairment	Net	Net
Non-current assets		1,327.5	487.8	839.7	804.0
Goodwill	12	48.6	31.5	17.1	18.9
Intangible assets	12	92.6	56.7	35.9	36.5
Property, plant and equipment	12	932.1	393.3	538.8	537.8
Investment property	12	12.2	0.7	11.5	11.7
Available-for-sale securities	12	47.3	5.4	41.9	17.2
Held-to-maturity securities	12	23.8		23.8	23.7
Investments in associates	10	40.1		40.1	33.9
Loans and deposits		16.3	0.2	16.1	14.2
Deferred tax assets		114.5		114.5	110.1
Current assets		1,127.1	141.1	986.0	1,142.0
Inventories and work in progress		537.5	136.9	400.6	349.7
Trade receivables		100.2	3.8	96.4	118.1
Current tax receivables		8.3		8.3	0.9
Other receivables		66.7	0.4	66.3	55.0
Financial instruments at fair value		48.0		48.0	47.9
Cash and cash equivalents		366.4		366.4	570.4
TOTAL ASSETS		2,454.6	628.9	1,825.7	1,946.0

EQUITY AND LIABILITIES

in millions of euros

	Note	30/06/2007	31/12/2006
Shareholders' equity		1,355.5	1,424.2
Share capital		54.5	54.5
Share premium		42.9	41.6
Treasury stock		(87.5)	(6.6)
Reserves		1,215.2	1,049.9
Translation adjustment		(26.7)	(14.7)
Derivatives included in equity		15.6	15.9
Net income for the year		128.1	268.4
Minority interests		13.4	15.2
Non-current liabilities		105.6	109.2
Borrowings and debt		24.1	24.0
Provisions	13	0.3	-
Pensions and other employee benefits	14	41.7	36.0
Deferred tax liabilities		20.9	21.2
Other non-current liabilities		18.6	28.0
Current liabilities		364.6	412.6
Borrowings and debt		34.6	43.0
Provisions	13	7.7	11.0
Pensions and other employee benefits	14	1.0	4.7
Trade payables		139.0	163.4
Financial instruments at fair value		25.1	28.0
Current tax liabilities		25.7	33.2
Other current liabilities		131.5	129.3
TOTAL EQUITY AND LIABILITIES		1,825.7	1,946.0

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

In millions of euros

	Share capital	Share premium	Treasury stock	Consolidated reserves	Current year's net income - Group's share	Derivatives	Translation adjustments	Shareholders' equity - Group's share	Minority interests	Shareholders' equity	Number o shares outstandi
As at 31 December 2005	55.6	36.3	(20.0)	1,044.7	247.0	0.3	16.3	1,380.2	21.5	1,401.7	109,001,5
- Movements											
Change in share capital and share premium		2.6						2.6		2.6	55,3
Purchase or sale of treasury stock			(138.4)					(138.4)		(138.4)	
Appropriation of income from previous year				247.0	(247.0)			-		-	
Consolidated net income for the period					117.5			117.5		117.5	
Dividends paid				(90.3)				(90.3)		(90.3)	
Change in translation adjustments							(19.4)	(19.4)		(19.4)	
Change in minority interests								-	0.3	0.3	
Derivatives included in equity						9.5		9.5		9.5	
Actuarial gains / losses in staff commitments				1.7				1.7		1.7	
Cancellation of treasury stock	(0.1)		13.6	(13.5)				-		-	(256,5
Other								-		-	
As at 30 June 2006	55.5	38.9	(144.8)	1,189.6	117.5	9.8	(3.1)	1,263.4	21.8	1,285.2	108,800,2
As at 31 December 2006	54.5	41.6	(6.6)	1,049.9	268.4	15.9	(14.7)	1,409.0	15.2	1,424.2	106,874,
- Movements											
Change in share capital and share premium		1.3						1.3		1.3	28,6
Purchase or sale of treasury stock			(80.9)					(80.9)		(80.9)	
Appropriation of income from previous year				268.4	(268.4)			-		-	
Consolidated net income for the period					128.1			128.1		128.1	
Dividends paid				(102.9)				(102.9)		(102.9)	
Change in translation adjustments							(12.0)	(12.0)		(12.0)	
Change in minority interests						(0.3)		(0.3)		(0.3)	
Derivatives included in equity				0.1				0.1		0.1	
Actuarial gains / (losses) on employee benefit obligations								-	(1.8)	(1.8)	
Cancellation of treasury stock								-		-	
Other				(0.3)				(0.3)		(0.3)	
As at 30 June 2007	54.5	42.9	(87.5)	1,215.2	128.1	15.6	(26.7)	1,342.1	13.4	1,355.5	106,903,4'

* After 3-for-1 stock split applied to comparative figures.

Hermès International's share capital at 30 June 2007 comprised 106,903,414 shares with a par value of 0.51 euros each, fully paid up. Of these shares, 1,053,200 are treasury stock.

Over the first half of 2007, the share capital changed as follows:
- capital increase of €15k (i.e. 28,600 shares) due to the exercise of stock options reserved to Hermès group employees.

It is specified that no shares are reserved for issuance under stock options or sales contracts.

STATEMENT OF CASH FLOWS

Before appropriation	in millions of euros	
	June 2007	June 2006
OPERATING CASH FLOW *	**150.3**	**147.2**
OPERATING CASH FLOW before cost of debt and current tax charge	**215.3**	**214.1**
Inventories and work in progress	(55.1)	(37.6)
Trade receivables	20.0	21.7
Other receivables and miscellaneous items (excluding current tax charge)	(18.3)	(17.4)
Accounts payable	(17.3)	(18.8)
Other liabilities and miscellaneous items (excluding current tax charge)	(3.8)	(1.0)
Change in fair value of derivatives	0.3	0.8
Change in operating working capital requirement	**(74.2)**	**(52.4)**
CASH FLOW FROM OPERATING ACTIVITIES	**141.1**	**161.7**
Cost of net debt	6.3	1.8
Corporate income tax paid	(85.7)	(86.1)
NET CASH FLOW FROM OPERATING ACTIVITIES	**61.7**	**77.4**
Acquisition of intangible assets	(2.6)	(5.1)
Acquisition of property, plant and equipment	(39.7)	(47.5)
Acquisition of investments in associates	(5.6)	-
Acquisition of other long-term investments	(25.0)	-
Amounts payable relating to fixed assets	(6.7)	(5.7)
Proceeds on disposals	11.4	2.8
CASH USED IN INVESTING ACTIVITIES	**(68.2)**	**(55.6)**
Dividends paid	(104.6)	(91.2)
Purchases of treasury stock	(80.9)	(138.4)
Borrowings	2.2	1.5
Loan reimbursements	(3.4)	(3.8)
Other increases / (decreases) in equity	1.3	3.0
CASH USED IN FINANCING ACTIVITIES	**(185.4)**	**(228.9)**
Effect of changes in scope of consolidation	0.1	(2.8)
Effect of foreign exchange differences	(2.7)	(4.8)
CHANGE IN NET CASH POSITION	**(194.5)**	**(214.8)**
Net cash position at start of period **	538.2	584.7
Net cash position at end of period **	343.7	369.3
CHANGE IN NET CASH POSITION	**(194.5)**	**(214.8)**

* Calculation of operating cash flow

in millions of euros		
	June 2007	**June 2006**
Net income - Group's share	128.1	117.5
Depreciation and amortisation	30.1	26.8
Negative goodwill	-	(2.4)
Impairment losses	0.8	0.7
Derivatives marked to market	(3.2)	(2.7)
Currency gains / (losses) on fair value adjustments	1.3	4.0
Change in provisions	(6.1)	(4.9)
Share of net income / (losses) of associates	(2.9)	4.4
Minority interests	2.9	2.0
Gains / (losses) on disposals	(2.6)	1.3
Deferred tax charge	1.2	1.7
Other	0.7	(1.2)
OPERATING CASH FLOW	**150.3**	**147.2**
Cost of net debt	(6.3)	(1.8)
Current tax charge	71.3	68.7
OPERATING CASH FLOW before cost of net debt and current tax charge	**215.3**	**214.1**

** Reconciliation of net cash position at period end

	June 2007	**June 2006**
Cash and cash equivalents	366.4	406.6
Bank overdrafts and current accounts in debit	(22.7)	(36.8)
NET CASH AND CASH EQUIVALENTS	**343.7**	**369.8**

NOTE 1 – ACCOUNTING POLICIES

The Hermès group's condensed consolidated financial statements for the first half of the year have been prepared in accordance with the accounting IAS 34 *Interim Financial Reporting*. standard

The accounting policies and calculation methods used to draw up these condensed half-yearly financial statements are identical to those used and described in the financial statements drawn up to 31 December 2006, with the exception of the assessment of the half-year's tax charge, which has been determined in accordance with IAS 34.

It is specified that:

- the group has not acted in anticipation of any standards or interpretations which are not compulsory in 2007;
- IFRS 7, applicable from 1 January 2007, concerning the information to be provided for financial assets and liabilities, does not have any impact for the publication of the condensed consolidated financial statements for the first half;
- the IFRIC 7, 8, 9 and 10 interpretations, applicable to the consolidated half-yearly financial statements, have not had any impact on these financial statements;
- the IFRIC 11 and 12 interpretations have been issued but they were not applicable at the date of 30 June 2007.

NOTE 2 – CHANGES IN THE SCOPE OF CONSOLIDATION

	Interest		Method	
	30/6/07	31/12/06	30/6/07	31/12/06
Entry into the scope of consolidation:				
SAS Ateliers Nontron	100.00%	-	Full	-
SARL Tajan Conseil	100.00%	-	Full	-
Hermès Voyageur	100.00%	-	Full	-
Exit from the scope of consolidation:				
Alpasoie	-	38.40%	-	Equity
Les Tissages Verel	-	39.64%	-	Equity
Nehel	-	100.00%	-	Full
SCI Espace Tronchet	-	100.00%	-	Full
Variation in the percentage interest:				
Les Tissage Perrin	39.74%	39.53%	Equity	Equity
Vaucher	21.05%	13.04%	Equity	Equity

Over the first half of 2007, the main changes in the scope of consolidation were as follows.

Consolidation of SAS Ateliers Nontron for the first time

In order to favour the acquisition and management of real property, an entity dedicated to this aim was created in the first half of 2007 (by changing the name and corporate objects of the simplified form limited liability company "Isamyol 14"). Its share capital, comprising 3,700 shares, is wholly-owned by Hermès International.

Acquisition of SARL Tajan Conseil (owner of real property in Pantin)

Acquisition date: 30 January 2007

Merged entity: SARL Tajan Conseil's objects include the acquisition and management of real property.

Percentage of equity interests acquired: on the date of the acquisition, SARL Tajan Conseil's share capital consisted of 1,505 ordinary shares, all of which were acquired by SCI Auger-Hoche, thereby giving it 100% of the share capital and voting rights.

Cost of merger: the shares were sold to the Hermès group for a sum of €1.2m, plus transaction costs of €0.1m, giving a total cost of €1.3m.

Assets and liabilities acquired: at the acquisition date, the following assets and liabilities were consolidated into the Hermès group's accounts (in € millions):

Property, plant and equipment	0.1	Net equity	0.1
Assets	**0.1**	**Liabilities and equity**	**0.1**

The assets and liabilities acquired are stated in accordance with the recognition and measurement rules applied by the Hermès group, in accordance with IFRS.

Surplus: considering the difference between the cost of the acquisition and the assets and liabilities acquired, a valuation adjustment of €1.3m was recognised for the real estate complex.
Income from the company since its acquisition: over the period from 30 January 2007 to 30 June 2007, the company has not generated any income or loss.

Consolidation of Hermès Voyageur for the first time
An entity was created in the first half of 2007 (by changing the name and corporate objects of the simplified form limited liability company "Isamyol 15") for the organising of luxury voyages, in France and abroad, which fit with the values of the Hermès group. The company's share capital, consisting of 3,700 shares, is wholly-owned by Hermès International.

Merger of Alpasoie and Les Tissages Verel into Les Tissages Perrin
In order to rationalise existing structures, Alpasoie and Les Tissages Verel made a capital contribution of all of their assets and liabilities to Les Tissages Perrin as of 1 January 2007.
These transactions had no impact on the group's consolidated financial statements, as Les Tissage Perrin was included in the consolidated accounts under the equity method.

Universal transmission of the assets and liabilities of SCI Espace Tronchet to Holding Textiles Hermès
In order to simplify the existing structure, SCI Espace Tronchet contributed all of its assets and liabilities to Holding Textiles Hermès, as of 31 May 2007.
This transaction had no impact on the group's consolidated financial statements.

Universal transmission of the assets and liabilities of Nehel to Avril-Morio & Patte
In order to simplify the existing structure, Nehel contributed all of its assets and liabilities to Avril-Morio & Patte as of 1 January 2007. Following this transaction, the name of Avril-Morio & Patte was changed to Maroquinerie de Saint-Antoine.
This transaction had no impact on the group's consolidated financial statements.

Subscription by La Montre Hermès to a capital increase made by the watch manufacturer, Vaucher Manufacture Fleurier
On 30 May 2007, Vaucher Manufacture Fleurier proceeded with a capital increase by issuing 1,750 new shares, thereby increasing its share capital to a total of 19,000 shares with a par value of CHF 1,000 each.
La Montre Hermès subscribed to the entire amount of this capital increase, thereby increasing its equity investment in Vaucher Manufacture Fleurier to 4,000 shares at 30 May 2007, i.e. 21.05% of the share capital (and voting rights).
The 1,750 newly-issued shares were subscribed to by La Montre Hermès for a total of €4.3m. In this transaction, the Hermès group did not bear any significant costs. Considering the difference between the purchase price and the value of net assets required, goodwill of €2.2m was recognised.

NOTE 3 – SEASONAL VARIATION

The group's business is evenly balanced over the whole year: in 2006, 46% of the group's sales were made over the first half, and 54% over the second half. The same distribution should be maintained for 2007. The group's business and its earnings are therefore not subject to significant seasonal factors.

NOTE 4 – INFORMATION BY BUSINESS SEGMENT

The Hermès group's business comprises two main branches of activity (distribution in Hermès' own network and distribution expanded to specialist outlets). These two main business areas have separate strategies and structures, and are exposed to different risks and rates of return.

Distribution via the Hermès exclusive network encompasses the following business lines:

- Silk and Textiles;
- Leather Goods and Saddlery, which includes bags and luggage, saddlery and riding gear, diaries and small leather goods;
- Ready-to-Wear and Accessories, which includes men's and women's clothing, belts, jewellery accessories, gloves, hats, and Hermès shoes;
- "Other Hermès Sectors", including jewellery and Art of Living products.

Distribution via specialist outlets comprises the following business lines:

- Perfumes;
- Watches;
- Tableware.

Other products which are not allocated to either of these branches comprise John Lobb shoes together with products manufactured for non-group brands (textile printing, perfumes etc.).

a – Sales by business sector[1]

in millions of euros

	June 2007	June 2006	Change using comparable data (2)
Silk and Textiles	82.6	75.9	13.6%
Leather Goods and Saddlery	305.5	312.2	3.9%
Ready-to-Wear and Fashion Accessories	144.8	138.0	10.6%
Other Hermès Sectors	37.7	33.8	18.0%
Distribution via the Hermès exclusive network	**570.6**	**559.9**	**7.7%**
Perfumes	52.8	47.6	12.4%
Watches	45.6	46.0	5.3%
Tableware	23.6	20.3	19.6%
Distribution via specialist outlets	**122.0**	**113.9**	**10.8%**
Other products	28.5	26.7	7.2%
TOTAL	**721.1**	**700.5**	**8.2%**

(1) Compared to published information for June 2006, diaries, small leather goods and saddlery and riding gear (formerly classed as other Hermès sectors) have been grouped with Bags & Luggage in the Leather Goods and Saddlery division.
(2) At constant exchange rates.

By far the greater part of turnover arises from the sale of goods. Services are not significant having regard to the volume of business.

b – Operating income by business sector

in millions of euros

	June 2007			June 2006		
	Sales	Recurring operating income	*Operating margin*	Sales	Recurring operating income	*Operating margin*
Distribution via the Hermès exclusive network	570.6	173.2	*30.4%*	559.9	173.6	*31.0%*
Distribution via specialist outlets	122.0	29.0	*23.8%*	113.9	24.8	*21.8%*
Other *	28.5	(23.6)		26.7	(13.7)	
TOTAL	**721.1**	**178.6**	***24.8%***	**700.5**	**184.6**	***26.4%***

* Including items which cannot be allocated to a specific business sector but which meet the definitions for business sector reporting.

NOTE 5 – SALES TURNOVER BY GEOGRAPHICAL ZONE

in millions of euros

	June 2007	June 2006	Change using comparable data [(1)]
France	143.5	130.8	9.8%
Europe (excluding France)	142.2	127.1	12.3%
Japan	172.3	189.5	1.7%
Asia Pacific (excluding Japan)	134.9	126.5	12.5%
Americas	107.9	106.6	8.8%
Other*	20.3	20.0	3.3%
TOTAL	**721.1**	**700.5**	**8.2%**

* Including sales to airlines

(1) At constant exchange rates.

NOTE 6 – OTHER INCOME AND EXPENSE

in millions of euros

	June 2007	June 2006
Depreciation and amortisation	(26,0)	(23,6)
Net change in provisions	2,3	(0,4)
Net change in post-employment and assimilated benefit obligations	(3,4)	(2,7)
Impairment losses on non-current assets	(0,8)	(0,7)
Other income and expense	3,0	3,2
TOTAL	**(24,9)**	**(24,2)**

NOTE 7 – OTHER NON-CURRENT INCOME AND EXPENSE

Over the 2006 financial year, the Hermès group sold its equity investment together with 50% of the convertible bonds that it held in the Leica Camera group. All of the assets which were not sold were, furthermore, booked as fully impaired at the end of the year.

The convertible bonds still held by the group have now been sold to ACM Projektentwicklung GmbH, the Leica group's reference shareholder. The transaction was agreed at the face value of these bonds at the time of their issue, i.e. €7.2m, payable in 2008. Since a bank guarantee has been obtained for payment, the bonds were revalued at 30 June 2007 on the basis of the agreed sale price, which led to a net profit for the equivalent amount being recognised in the consolidated financial statements for the first half.

NOTE 8 – NET FINANCIAL INCOME

in millions of euros

	June 2007	June 2006
Income from cash and cash equivalents	9.3	6.2
Gross cost of debt	0.7	(0.2)
- of which: income from hedging instruments	*1.6*	*0.5*
Cost of net debt	**10.0**	**6.0**
Other financial income and expense	(3.3)	(2.9)
- of which: gains/(losses) on trading derivatives	-	*1.1*
- of which: changes in the value of trading assets and liabilities	*(3.6)*	*(5.4)*
TOTAL	**6.7**	**3.0**

NOTE 9 – CORPORATE INCOME TAX

In accordance with IAS 34, the half-yearly tax charge is calculated on the basis of an estimated average annual rate. The effective tax rate expected in 2007 is 33.5%, compared to 35.1% in 2006. This reduction in the average annual rate is mainly due to the recognition of exceptional, non-taxable profits.

NOTE 10 – INVESTMENTS IN ASSOCIATES

a – Value of shares in associates

in millions of euros

	30/06/2007	31/12/2006
Financière St-Eloi	-	-
Gaulme	7.0	6.6
Groupe Perrin	5.4	5.2
Leica Camera Japon Co.	0.9	0.5
Maroquinerie Thierry	-	-
Soficuir International	17.0	15.4
Vaucher Manufacture Fleurier (since 15 December 2006)	9.8	6.2
TOTAL	**40.1**	**33.9**

b – Change in investments in associates

in millions of euros

Investments in associates as at 31 December 2006	**33.9**
Change in goodwill recognised with respect to associates	2.2
Dividends paid	(0.7)
Impact of changes in scope of consolidation	2.0
Share of net income at June 2007	2.9
Other	(0.2)
Investment in associates as at 30 June 2007	**40.1**

Changes in goodwill and in the scope of consolidation are tied to the increase in the investment held in the Vaucher Manufacture Fleurier group (see note 2).

NOTE 11 – EARNINGS PER SHARE

	June 2007	June 2006
Numerator (in millions of euros)		
Basic net income	128.1	117.5
Adjustments	-	-
Diluted net income	**128.1**	**117.5**
Denominator (in numbers of shares)		
Weighted average number of ordinary shares	**106,588,246**	**107,374,706**
Basic earnings per share	**1.20**	**1.09**
Weighted average number of shares under option	277,983	371,970
Weighted average number of shares which would have been issued at fair value	(131,579)	(250,079)
Weighted average number of diluted ordinary shares	**106,734,650**	**107,496,597**
Diluted earnings per share (in €)	**1.20**	**1.09**

NOTE 12 – FIXED ASSETS

The main changes in fixed assets occurring in the first half of the year are summarised as follows:

	31/12/2006	Increases	Decreases	Currency impact	Other	30/06/2007
oodwill	51.5	-	-	(1.8)	(1.1)	48
ntangible assets	90.1	2.6	-	(0.1)	-	92
roperty, plant and equipment	915.5	40.2	(4.2)	(15.1)	(4.3)	932
nvestment property	12.7	-	(0.4)	(0.1)	-	12
oans and deposits	14.4	2.7	(0.3)	(0.5)	-	16
vailable-for-sale securities	22.7	25.2	(7.4)	(0.5)	7.3	47
eld-to-maturity securities	29.6	2.1	(0.6)	-	(7.3)	23
otal gross value of fixed assets	**1,136.5**	**72.8**	**(12.9)**	**(18.1)**	**(5.4)**	**1,177**
npairment of goodwill	32.6	-	-	(1.1)	-	31
epreciation, amortisation and impairment of property, lant & equipment and intangible assets	432.3	31.0	(4.1)	(4.1)	(4.4)	450
mortisation of financial assets	11.6	-	(5.9)	(0.1)	-	5
otal deprec./amort./impairment	**476.5**	**31.0**	**(10.0)**	**(5.3)**	**(4.4)**	**487**
otal net value of fixed assets	**660.0**	**41.8**	**(2.9)**	**(12.8)**	**(1.0)**	**685**

Investment carried out over the first half of 2007 was essentially connected with the opening and renovation of stores, together with the development of production plant and equipment.

NOTE 13 – PROVISIONS

	31/12/2006	Charges	Amounts released*	Currency impact	Other	30/06/2007
Current provisions	11.0	1.0	(4.1)	(0.1)	(0.1)	7.7
Non-current provisions	-	-	-	-	0.3	0.3
TOTAL	**11.0**	**1.0**	**(4.1)**	**(0.1)**	**0.2**	**8.0**

* of which:

Amounts released - used	1.6
Amounts released - unused	2.5
Total	**4.1**

NOTE 14 – POST-EMPLOYMENT AND OTHER EMPLOYEE BENEFITS

	30/06/2007	31/12/2006
Current post-employment and other employee benefits	41.7	36.0
Non-current post-employment and other employee benefits	1.0	4.7
TOTAL	42.7	40.6

a – Change in provisions on the balance sheet

in millions of euros

	Defined benefit pension plans	Other defined-benefit plans	30/06/2007	31/12/2006
Provisions at start of period	39.5	1.1	40.6	41.1
Translation differences	(0.6)	-	(0.6)	(1.3)
Actuarial expense	3.4	-	3.4	1.6
Employer contributions	(0.5)	-	(0.5)	(4.3)
Actuarial gains and losses	(0.2)	-	(0.2)	3.2
Other	-	-	-	0.3
Provisions at end of period	**41.6**	**1.1**	**42.7**	**40.6**

b – Change in actuarial gains and losses

in millions of euros

Actuarial gains and losses recognised in equity as at 31 December 2005	13.5
Actuarial gains and losses experienced	-
Actuarial gains and losses due to changes in discount rate	(2.6)
Actuarial gains and losses due to changes in assumptions	-
Actuarial gains and losses recognised in equity as at 30 June 2006	10.9
Actuarial gains and losses recognised in equity as at 31 December 2006	16.7
Actuarial gains and losses experienced	2.4
Actuarial gains and losses due to changes in discount rate	(2.6)
Actuarial gains and losses due to changes in assumptions	-
Actuarial gains and losses recognised in equity as at 30 June 2007	16.5

c – Analysis of charges recognised in the income statement

in millions of euros

	Defined-benefit pension plans	Other defined-benefit plans	30/06/2007	30/06/2006
Service costs	2.6	-	2.6	2.4
Interest costs	0.9	-	0.9	0.8
Expected return on assets	(0.2)	-	(0.2)	(0.2)
Amortisation of past service cost	0.1	-	0.1	-
Other .	-	-	-	(0.3)
Cost of defined-benefit plans	3.4	-	3.4	2.7

NOTE 15 – DIVIDENDS

Over the first half of 2007, a dividend of €0.95 per share was paid out after approval by the General Meeting which convened on 5 June 2007 for the approval of the annual financial statements for the period ending on 31 December 2006.

NOTE 16 – EVENTS OCCURRING AFTER THE END OF THE PERIOD

The consolidated financial statements for the first half of the year, as presented, were closed and drawn up on 30 August 2007 by Executive Management, and were also examined by the Audit Committee at its meeting held on 29 August 2007.

Acquisition of the remaining capital of Soficuir International

As part of its strategy of controlling its know-how, Hermès International, which already had a 49.6% equity interest in Soficuir International, acquired the remainder of its share capital on 12 July 2007 and has thus become the sole shareholder.

The Soficuir group specialises in the purchasing and tanning of precious skins, particularly crocodile skin. It is established in four countries: in France (with an industrial site in La Sarthe), in Italy, in the United States and in Switzerland. In 2006, its consolidated turnover amounted to €56m, with a headcount of approximately 230 employees.

At 30 June 2007, this transaction has no impact on the consolidation method or the measured value of the Hermès group's equity investment, which is still included in the consolidated accounts using the equity method.

In the second half, however, the Soficuir group will be fully consolidated into the Hermès group's accounts.

III. STATUTORY AUDITORS' REPORT ON THE 2007 HALF-YEARLY FINANCIAL REPORT

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors and pursuant to Article L. 232-7 of the French Commercial Code, we have conducted:

- a limited review of the condensed consolidated half-yearly financial statements of Hermès International, for the period from 1 January to 30 June 2007, as appended to this report;
- verification of the information given in the half-yearly report.

These condensed consolidated half-yearly financial statements have been drawn up under the responsibility of the Executive Management. Our role is to express an opinion on these financial statements based on our limited review.

We conducted our limited review in accordance with professional standards applicable in France. A limited review of interim financial statements consists in obtaining the information deemed necessary, mainly from the persons responsible for accounting and financial matters, and using analytical procedures together with any other appropriate procedure. A review of this nature does not include all of the checks and tests which are used for an audit made in accordance with professional standards applicable in France. It does not therefore provide the assurance that all significant points have been identified as they may have been in an audit and, as a consequence, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the condensed consolidated half-yearly financial statements have not been prepared, in all material respects, in accordance with IAS 34 – the standard which forms part of IFRS as adopted in the European Union, pertaining to interim financial reporting.

We have also proceeded, in accordance with professional standards applicable in France, with the verification of the information provided in the half-yearly report as commentary to the condensed consolidated half-yearly financial statements concerned by our limited review.

We have no matters to report as to its fair presentation and its consistency with the condensed consolidated half-yearly financial statements.

Done in Paris and Neuilly, 31 August 2007

The Statutory Auditors

Didier Kling & Associés	Deloitte & Associés
Didier Kling – Christophe Bonte	David Dupont-Noel

IV. DECLARATION BY THE PERSON RESPONSIBLE FOR THE HALF-YEARLY FINANCIAL REPORT

I hereby certify that, to the best of my knowledge, the condensed consolidated financial statements have been drawn up in accordance with applicable accounting standards and give a true and fair view of the assets and liabilities, financial position and income of the Hermès group, and that this half-yearly financial report presents a fair view of the information identified in Article 222-6 of the AMF's General Regulations.

Done in Paris, on 31 August 2007
The Executive Management

Patrick Thomas

HERMES INTERNATIONAL
A partnership limited by shares with capital of €54,097,594.14,
which is registered under no. 572 076 396 RCS PARIS
and whose registered office is at 24, rue du Faubourg Saint-Honoré, 75008 PARIS

Minutes of the Combined General Meeting on 5 June 2007

Following a first notice of meeting, a Combined General Meeting of Hermès International took place on Tuesday 5 June 2007 at the Paris Palais des Congrès, under the chairmanship of Mr Jérôme Guerrand, Chairman of the Supervisory Board.

The 1,128 shareholders present or represented, or having voted by post, constituted a quorum of 61.91% for the purposes of the OGM and 66.60% for those of the EGM.

In particular, the shareholders were asked to vote on:
- Approval of the parent company and consolidated accounts for the 2006 financial year,
- Appropriation of profits and the distribution of a dividend of €0.95 per share on 8 June 2007, an increase of 14% compared to the previous year,
- Approval of regulated agreements,
- The authorisation to be given to the Management to implement a share buyback and cancellation programme,
- Ratification of the cooption of Mr Robert Peugeot as a member of the Supervisory Board,
- Appointment of Ms Dominique Mahias as the new deputy auditor,
- Renewal of the powers delegated to the Management authorising it to carry out various financial operations involving increases in the capital, with or without preferential subscription rights,
- Delegation of powers to the Management to allocate free company shares to the group's staff,
- Amendment of the Articles of Association to make them conform to the new provisions of French law.

On behalf of the company, the Chairman paid tribute to its spiritual mother, Mrs Aline Hermès, Honorary Vice-Chairman and youngest daughter of Mr Emile Hermès, who died on 8 December 2006.

Mr Patrick Thomas, Manager:
- First, presented the notable events of 2006, illustrating the success of fine tableware by showing a film entitled "*Interview with Mr Yves Taralon, on the Cheval d'Orient collection*".
- Then, commented on the principal figures for the year 2006. In particular, he drew attention to the partnership entered into with the fine watch movement maker Vaucher, the main characteristics of which were presented by the showing of a film entitled "*Interview de Mr Guillaume de Seynes on the fine watch movement maker Vaucher*".

Mr Christian Blanckaert, Managing Director of International Business:

- On the one hand, commented on the Distribution business in all geographical areas. The particular development of business in the Europe/Middle East area in 2006 was illustrated by the showing of a film entitled "*Interview with Ms Beatriz Cristobal – Managing Director, Europe and the Middle East*".

- On the other hand, presented the development of the distribution network, and referred to the creation of a Maison Hermès in Seoul, South Korea, illustrated by the showing of a film entitled "*Dosan Park Inauguration Party*".

Ms Mireille Maury, Managing Director, Finance and Administration, provided information about human resources, the 2006 accounts and the main resolutions.

Mr Patrick Thomas concluded the presentations with a summary of the prospects for 2007.

Before opening the debate and putting the resolutions to the vote, the Chairman presented the report of the Supervisory Board and invited the auditors to speak.

During the debate, the following subjects were raised by shareholders, journalists or financial analysts:

- The establishment of Hermès in India,
- The programme of investment in stores and their renovation,
- The investment in the company Jean-Paul Gautier,
- The investments in top of the range watchmakers,
- The cooption of Mr Robert Peugeot to the Supervisory Board,
- The company's results in Japan,
- Leather production capacity,
- The company's entry into the CAC 40,
- The share price,
- The prospects for 2007,
- The increase in the dividend,
- The application of the REACH Directive,
- The cycle of creation of new products,
- The policy of exchange rate risk coverage,
- The reopening of the Faubourg Saint Honoré store, with its new dimensions,
- Sponsorship activities,
- The group's activity on the internet,
- The group's activity in China,
- The cancellation of preferential subscription rights.

Finally, votes were cast electronically. The operation of the electronic voting system and the proper conduct of the meeting as a whole were supervised by Mr Jean-Louis Hauguel, Court Bailiff.

The detailed results of the votes showed that the 17 resolutions, including 8 constituting extraordinary business, were adopted by a very large majority.

These results, together with the slides shown in support of the presentations made by contributors, are available on Hermès International's financial communications website at www.hermes-international.com.

SHARE BUY BACK PROGRAMME

Issuer name : HERMES INTERNATIONAL

Nature of security : ORDINARY SHARES

Starting date of the programme : 08/06/07

MONTHLY STATEMENT OF TRANSACTIONS MADE BY AN ISSUER ON HIS OWN SHARES

Transactions for the month of : AUGUST 2007

I. CUMULATIVE DATA

Number of shares representing the issuer's capital at the beginning of the programme :	106 874 814
Capital held directly and indirectly at the beginning of the programme (in number of shares + in percentage) :	188000/0,18%
Outstanding balance at the end of previous month :	226 000
Number of shares bought during the month :	64 500
Number of shares sold during the month :	-97 917
Number of shares transferred (1) during the month :	0
Number of shares cancelled during the month :	0
Buyings to persons owning more than 10% of the capital or to managing directors during the month :	0
Number of shares bought since the beginning of the programme :	1 016 875
Number of shares sold since the beginning of the programme :	-182 592
Number of shares transferred since the beginning of the programme :	0
Number of shares cancelled during the last 24 months :	4 222 451
Outstanding balance a the end of the month :	192 583
Purchase value of shares held *(2)* :	10 322 032
Market value of shares held *(2)* :	15 246 796

(1) Exercise of options granted to employees, securities giving right to capital, ...
(2) On the date when establishing the statement

II. SPOT TRANSACTIONS (1)

(1) With the exclusion of transactions conducted upon exercise or at maturity of derivatives for which information must be given in the next table
(2) Nature of information must be detailed : (B) Buy / (S) Sale / (T) Transfer (exercise of options granted to employees, securities giving right to the capital, ...)
(3) To detail in case of block trade
(4) If many transactions are made during the same day at different prices, to detail lower and higher price in addition to average price

Transaction date	Broker	B / S / T *(2)*	Number of shares *(3)*	Of which number of shares bought/sold within a liquidity contract	Transaction price *(4)*	Amount	Remarks
01/08/07	Oddo	B	4 000	4 000	72,4250	289 700,00	liquidity contract
02/08/07	Oddo	B	4 500	4 500	72,4250	325 912,50	liquidity contract
02/08/07	Oddo	S	-1 000	-1 000	73,0970	-73 097,00	liquidity contract
03/08/07	Oddo	B	8 000	8 000	71,4090	571 272,00	liquidity contract
06/08/07	Oddo	B	2 000	2 000	70,3280	140 656,00	liquidity contract
07/08/07	Oddo	B	1 000	1 000	71,0000	71 000,00	liquidity contract
07/08/07	Oddo	S	-2 002	-2 002	71,7502	-143 643,90	liquidity contract
08/08/07	Oddo	S	-30 498	-30 498	76,3112	-2 327 338,98	liquidity contract
09/08/07	Oddo	S	-6 000	-6 000	82,5833	-495 499,80	liquidity contract
10/08/07	Oddo	B	3 000	3 000	79,4433	238 329,90	liquidity contract
10/08/07	Oddo	S	-5 000	-5 000	81,8414	-409 207,00	liquidity contract
13/08/07	Oddo	B	8 000	8 000	77,3597	618 877,60	liquidity contract
13/08/07	Oddo	S	-2 000	-2 000	77,7000	-155 400,00	liquidity contract
14/08/07	Oddo	B	6 000	6 000	76,1070	456 642,00	liquidity contract
15/08/07	Oddo	B	2 000	2 000	75,2000	150 400,00	liquidity contract
15/08/07	Oddo	S	-10 000	-10 000	76,9114	-769 114,00	liquidity contract
16/08/07	Oddo	B	13 000	13 000	75,1723	977 239,90	liquidity contract
16/08/07	Oddo	S	-9 000	-9 000	78,1667	-703 500,30	liquidity contract
17/08/07	Oddo	B	1 000	1 000	74,5910	74 591,00	liquidity contract
17/08/07	Oddo	S	-8 300	-8 300	76,8615	-637 950,45	liquidity contract
20/08/07	Oddo	S	-6 000	-6 000	78,9500	-473 700,00	liquidity contract
21/08/07	Oddo	B	2 000	2 000	77,0865	154 173,00	liquidity contract
21/08/07	Oddo	S	-1 000	-1 000	78,0000	-78 000,00	liquidity contract
22/08/07	Oddo	S	-4 000	-4 000	78,8250	-315 300,00	liquidity contract
23/08/07	Oddo	B	3 000	3 000	78,1400	234 420,00	liquidity contract
24/08/07	Oddo	S	-1 700	-1 700	79,1256	-134 513,52	liquidity contract
27/08/07	Oddo	S	-2 000	-2 000	79,6010	-159 202,00	liquidity contract
28/08/07	Oddo	B	2 000	2 000	77,5000	155 000,00	liquidity contract
28/08/07	Oddo	S	-1 000	-1 000	79,0500	-79 050,00	liquidity contract
29/08/07	Oddo	B	3 000	3 000	76,9333	230 799,90	liquidity contract
30/08/07	Oddo	S	-6 417	-6 417	78,7081	-505 069,88	liquidity contract
31/08/07	Oddo	B	2 000	2 000	78,9265	157 853,00	liquidity contract
31/08/07	Oddo	S	-2 000	-2 000	79,1700	-158 340,00	liquidity contract
TOTAL			**-33 417**	**-33 417**		**-2 771 060,03**	

HERMES INTERNATIONAL
Société en Commandite par Actions with a capital of 54 097 594,14 € euros,
Incorporated under the n° 572 076 396 RCS PARIS
Whose registered office is situated 24, rue du Faubourg Saint-Honoré 75008 PARIS
FRANCE

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers " (AMF)

Date	Total number of shares	Total number of voting rights, including treasury stock	Total number of voting rights, excluding treasury stock
November 30, 2006	106 810 314	173 344 858	173 195 858
December 31, 2006	106 874 814	173 339 660	173 198 660
January 31, 2007	106 874 814	173 368 710	173 217 710
February 28, 2007	106 874 814	173 171 000	173 028 193
March 31, 2007	106 874 814	173 169 959	173 019 959
April 30, 2007	106 874 814	173 162 080	173 016 080
May 31, 2007	106 874 814	172 295 248	172 140 748
June 30, 2007	106 903 414	172 471 998	171 418 798
July 31, 2007	106 073 714	171 637 864	171 411 864
August 31, 2007	106 073 714	171 538 228	171 345 645
September 30, 2007	106 073 714	171 535 092	171 028 092
October 31, 2007	106 073 714	171 539 886	171 069 886
November 30, 2007	106 073 714	171 540 127	171 040 127

SHARE BUY BACK PROGRAMME

Issuer name : HERMES INTERNATIONAL

Starting date of the programme : 08/06/2007

STATEMENT OF TRANSACTIONS MADE BY AN ISSUER ON HIS OWN SHARES

TRANSACTIONS FROM : 5-sept-07 to 7-sept-07 CATEGORY OF STOCKS : Shares

SPOT TRANSACTIONS							
Transaction date	Broker name	Buy (B) / Sale (S) / Transfer (T)	Number of shares	Transaction price (€)	Transaction amount (€)		
5-sept-07	Exane BNP Paribas	B	61 992	79,2160	4 910 758,27		
6-sept-07	Exane BNP Paribas	B	39 870	79,2940	3 161 451,78		
7-sept-07	Exane BNP Paribas	B	10 138	79,7000	807 998,60		
7-sept-07	Exane BNP Paribas	B	43 870	78,2590	3 433 222,33		
Total			155 870	78,9981	12 313 430,98		

SHARE BUY BACK PROGRAMME

Issuer name : HERMES INTERNATIONAL

Starting date of the programme : 08/06/2007

STATEMENT OF TRANSACTIONS MADE BY AN ISSUER ON HIS OWN SHARES

TRANSACTIONS FROM : 10-sept-07 to 14-sept-07 CATEGORY OF STOCKS : Shares

SPOT TRANSACTIONS					
Transaction date	Broker name	Buy (B) Sale (S) Transfer (T)	Number of shares	Transaction price (€)	Transaction amount (€)
10-sept-07	Exane BNP Paribas	B	66 876	77,7530	5 199 809,63
11-sept-07	Exane BNP Paribas	B	38 489	77,5570	2 985 091,37
12-sept-07	Exane BNP Paribas	B	30 876	77,5280	2 393 754,53
13-sept-07	Exane BNP Paribas	B	19 889	77,5970	1 543 326,73
Total			156 130	77,6403	12 121 982,26

I. HALF-YEARLY ACTIVITY REPORT

Significant events over the first half

In the context of its partnership the Sandoz Family Foundation, Hermès International built up its stake in Vaucher Manufacture Fleurier, which specialises in the design, production and assembly of fine mechanical watch movements. The Hermès group's holding was thereby increased from 13% to 21% over the first half of 2007 following a €4.3m subscription to the associate's capital increase.

In addition, the Hermès group sold the remainder of the convertible bonds in the Leica Camera group, which had been fully impaired, in favour of ACM Projektentwicklung GmbH, its reference shareholder. The transaction was agreed at the bonds' face value on issue, i.e. €7.2m, payable in 2008. Since a bank guarantee was provided for payment, the bonds were revalued at 30 June 2007 on the basis of the agreed sale price, leading to a net profit for the same amount being recognised in the consolidated half-yearly financial statements.

Finally, in accordance with decisions adopted at the last General Meeting, the share buy-back programme continued. Over the first half of 2007, the Hermès group bought back its own shares for a total amount of €73m (excluding transactions made under the liquidity contract), at an average share price of €88.56.

Activity over the first half

Hermès Group sales amounted to €721.1m in the first half of 2007. At constant exchange rates, sales growth was 8.2% following a 10% jump in the second quarter. The extremely strong currency impact held down growth at current exchange rates to 2.9%.

The distribution network expanded with the opening of four new branches: in Osaka (Japan) Hangzhou (China) New York Wall Street (USA) and Seoul (Korea).

At constant exchange rates, sales growth during the first half was particularly robust in France (10%), in the rest of Europe (12%), in the Americas (9%) and in Asia excluding Japan (12.5%).

In Japan, in a lacklustre climate, sales advanced by 2% following a 5% increase in the second quarter.

Growth was fuelled by Silks & Textiles (up 14%), Tableware (20%) and "Other Hermès sectors" (18%), driven by Jewellery and Art of Living.

Sales of Ready-to-wear and Accessories rose by 11% and Perfumes delivered a robust 12% increase, after the launch of Terre d'Hermès during the first half of 2006.

Leather Goods and Saddlery expanded 4%, with an 11% jump in leather bags, while Watches moved up 5%.

Half-year results

The gross margin attained a level of 65.1%, as for the first half of 2006.

Selling, marketing and administrative expenses represented 265.6 million euros compared to 247.3 million euros to 30 June 2006. This included a substantial increase in advertising efforts, up by more than 13% at constant exchange rates.

Other income and expense amounted to 24.9 million euros, including 26.0 million euros in depreciation and amortisation charges.

Recurrent operating income came to 178.6 million euros, compared to 184.6 million euros for the first half of 2006. Considering the substantial impact of exchange rate variations, it would have increased by 7.3% at constant exchange rates. It represented 24.8% of sales, compared to 26.4% at the end of June 2006.

Operating income, after taking into account a profit of 7.2 million euros following the sale of the remaining Leica Camera AG bonds which had been fully covered by provisions at the end of 2006, came to 185.8 million euros (25.8% of sales), up by 0.7% (+11.2% at constant exchange rates).

Net financial income was 6.7 million euros compared to 3.0 million euros at 30 June 2006. The variation is the result in particular of the impact of revaluation of hedging instruments.

The tax charge amounted to 64.5 million euros for the first half of 2007, compared to 63.7 million euros in 2006. The share of profits due to minority interests represented 2.9 million euros, compared to 2.0 million euros for the first half of last year.

The group's share of the net income of associates amounted to 2.9 million euros for the first half of 2007, compared to a net charge of -4.4 million euros at 30 June 2006. This improvement was notably due to having no share in the Leica Camera group's losses, and the fact that an exceptional impairment had been booked in the first half of 2006 concerning the investment in the Gaulme group.

The group's net consolidated income was up by 9.0% (+19.9% at constant exchange rates) at 128.1 million euros compared to 117.5 million euros in June 2006.

Earnings per share increased by +9.8% between the first half of 2007 and 2006.

Finally, operating cash flow was up by 2.1%, attaining 150.3 million euros compared to 147.2 million euros at the end of June 2006.

Investments

Over the first half of 2007, Hermès continued its active investment policy with 72.9 million euros invested and self-financed.

The development of the distribution network continued, with the opening or renovation of nine branches.

Investments (in millions of euros)	1st half 2006	1st half 2007
Operating investments	52.6	42.3
Financial investments	-	5.6
Financial placements	-	25.0
Total investments	52.6	72.9

Financial position

The level of operating cash flow (150.3 million euros) made it possible to finance all of the operating investments (42.3 million euros) and dividends (104.6 million euros).

After taking into account a substantial volume of share buy-backs (73 million euros) and changes in working capital requirements, cash amounted to 343.7 million euros at 30 June 2007 compared to 538.2 million euros at 31 December 2006.

Restated net cash (after factoring in financial placements exceeding one year and financial borrowings) amounted to 371.4 million euros at 30 June 2007, compared to 536.2 million euros at 31 December 2006.

At the same time, the building-up of shareholders' equity continued, using generated profits, going from 1,263.4 million euros (group's share) at 30 June 2006 to 1,342.1 million euros at 30 June 2007.

Events occurring after the closing of first-half accounts

As part of its strategy of controlling its know-how, Hermès International, which already had a 49.6% equity interest in Soficuir International, specialising in the purchasing and tanning of precious skins, acquired the remainder of its share capital on 12 July 2007 and has thus become the sole shareholder.

At 30 June 2007, this transaction has no impact on the consolidation method or the measured value of the Hermès group's equity investment, which is still included in the consolidated accounts using the equity method.

In the second half, however, the Soficuir group will be fully consolidated into the Hermès group's accounts.

The group's prospects in the second half

During the second half, Hermès will continue to invest in expanding its distribution network, with some twelve branches to be opened or renovated, and to enhance its production capacity. Major projects include expanding the Faubourg Saint-Honoré store, renovating the Lyon store and continued development in China with a new location in Chengdu.

Risks and uncertainties

The Hermès group's results are subject to those risks and uncertainties set out in the 2006 Shelf-Registration Document. The assessment of these risks did not change in the first half of 2007 and no new risk has been identified on the date of publication of this report.

Transactions with related parties

Over the first half of 2007, no unusual transaction took place over the period other than those defined in the 2006 shelf-registration document.

II. CONDENSED CONSOLIDATED HALF-YEARLY FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT TO 30 JUNE 2007

in millions of euros

	Note	June 2007	June 2006
Sales	3-5	**721.1**	**700.5**
Cost of sales		(252.0)	(244.4)
Gross margin		**469.1**	**456.1**
Selling, marketing and administrative expenses		(265.6)	(247.3)
Other income and expense	6	(24.9)	(24.2)
Recurring operating income		**178.6**	**184.6**
Other non-current income and expenses	7	7.2	
Operating income		**185.8**	**184.6**
Net financial income	8	6.7	3.0
Income before tax		**192.6**	**187.6**
Corporate income tax	9	(64.5)	(63.7)
Share in net income of associates	10	2.9	(4.4)
NET INCOME		**131.0**	**119.5**
Minority interests		(2.9)	(2.0)
NET INCOME - GROUP'S SHARE		**128.1**	**117.5**
Earnings per share (in euros)	11	1.20	1.09
Diluted earnings per share (in euros)	11	1.20	1.09

CONSOLIDATED BALANCE SHEET

ASSETS

in millions of euros

		30/06/2007			30/06/2006
	Note	Gross	Depreciation, amortisation & impairment	Net	Net
Non-current assets		1,327.5	487.8	839.7	804.0
Goodwill	12	48.6	31.5	17.1	18.9
Intangible assets	12	92.6	56.7	35.9	36.5
Property, plant and equipment	12	932.1	393.3	538.8	537.8
Investment property	12	12.2	0.7	11.5	11.7
Available-for-sale securities	12	47.3	5.4	41.9	17.2
Held-to-maturity securities	12	23.8		23.8	23.7
Investments in associates	10	40.1		40.1	33.9
Loans and deposits		16.3	0.2	16.1	14.2
Deferred tax assets		114.5		114.5	110.1
Current assets		1,127.1	141.1	986.0	1,142.0
Inventories and work in progress		537.5	136.9	400.6	349.7
Trade receivables		100.2	3.8	96.4	118.1
Current tax receivables		8.3		8.3	0.9
Other receivables		66.7	0.4	66.3	55.0
Financial instruments at fair value		48.0		48.0	47.9
Cash and cash equivalents		366.4		366.4	570.4
TOTAL ASSETS		2,454.6	628.9	1,825.7	1,946.0

EQUITY AND LIABILITIES

in millions of euros

	Note	30/06/2007	31/12/2006
Shareholders' equity		1,355.5	1,424.2
Share capital		54.5	54.5
Share premium		42.9	41.6
Treasury stock		(87.5)	(6.6)
Reserves		1,215.2	1,049.9
Translation adjustment		(26.7)	(14.7)
Derivatives included in equity		15.6	15.9
Net income for the year		128.1	268.4
Minority interests		13.4	15.2
Non-current liabilities		105.6	109.2
Borrowings and debt		24.1	24.0
Provisions	13	0.3	-
Pensions and other employee benefits	14	41.7	36.0
Deferred tax liabilities		20.9	21.2
Other non-current liabilities		18.6	28.0
Current liabilities		364.6	412.6
Borrowings and debt		34.6	43.0
Provisions	13	7.7	11.0
Pensions and other employee benefits	14	1.0	4.7
Trade payables		139.0	163.4
Financial instruments at fair value		25.1	28.0
Current tax liabilities		25.7	33.2
Other current liabilities		131.5	129.3
TOTAL EQUITY AND LIABILITIES		1,825.7	1,946.0

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

in millions of euros

	Share capital	Share premium	Treasury stock	Consolidated reserves	Current year's net income - Group's share	Derivatives	Translation adjustments	Shareholders' equity - Group's share	Minority interests	Shareholders' equity	Number o shares outstandii
As at 31 December 2005	55.6	36.3	(20.0)	1,044.7	247.0	0.3	16.3	1,380.2	21.5	1,401.7	109,001,5
- Movements											
Change in share capital and share premium		2.6						2.6		2.6	55,3
Purchase or sale of treasury stock			(138.4)					(138.4)		(138.4)	
Appropriation of income from previous year				247.0	(247.0)			-		-	
Consolidated net income for the period					117.5			117.5		117.5	
Dividends paid				(90.3)				(90.3)		(90.3)	
Change in translation adjustments							(19.4)	(19.4)		(19.4)	
Change in minority interests								-	0.3	0.3	
Derivatives included in equity						9.5		9.5		9.5	
Actuarial gains / losses in staff commitments				1.7				1.7		1.7	
Cancellation of treasury stock	(0.1)		13.6	(13.5)				-		-	(256,5
Other								-		-	
As at 30 June 2006	55.5	38.9	(144.8)	1,189.6	117.5	9.8	(3.1)	1,263.4	21.8	1,285.2	108,800,2
As at 31 December 2006	54.5	41.6	(6.6)	1,049.9	268.4	15.9	(14.7)	1,409.0	15.2	1,424.2	106,874,
- Movements											
Change in share capital and share premium		1.3						1.3		1.3	28,6
Purchase or sale of treasury stock			(80.9)					(80.9)		(80.9)	
Appropriation of income from previous year				268.4	(268.4)			-		-	
Consolidated net income for the period					128.1			128.1		128.1	
Dividends paid				(102.9)				(102.9)		(102.9)	
Change in translation adjustments							(12.0)	(12.0)		(12.0)	
Change in minority interests						(0.3)		(0.3)		(0.3)	
Derivatives included in equity				0.1				0.1		0.1	
Actuarial gains / (losses) on employee benefit obligations								-	(1.8)	(1.8)	
Cancellation of treasury stock								-		-	
Other				(0.3)				(0.3)		(0.3)	
As at 30 June 2007	54.5	42.9	(87.5)	1,215.2	128.1	15.6	(26.7)	1,342.1	13.4	1,355.5	106,903,4

* After 3-for-1 stock split applied to comparative figures.

Hermès International's share capital at 30 June 2007 comprised 106,903,414 shares with a par value of 0.51 euros each, fully paid up. Of these shares, 1,053,200 are treasury stock.

Over the first half of 2007, the share capital changed as follows:
- capital increase of €15k (i.e. 28,600 shares) due to the exercise of stock options reserved to Hermès group employees.

It is specified that no shares are reserved for issuance under stock options or sales contracts.

STATEMENT OF CASH FLOWS

Before appropriation	in millions of euros	
	June 2007	**June 2006**
OPERATING CASH FLOW *	**150.3**	**147.2**
OPERATING CASH FLOW before cost of debt and current tax charge	**215.3**	**214.1**
Inventories and work in progress	(55.1)	(37.6)
Trade receivables	20.0	21.7
Other receivables and miscellaneous items (excluding current tax charge)	(18.3)	(17.4)
Accounts payable	(17.3)	(18.8)
Other liabilities and miscellaneous items (excluding current tax charge)	(3.8)	(1.0)
Change in fair value of derivatives	0.3	0.8
Change in operating working capital requirement	**(74.2)**	**(52.4)**
CASH FLOW FROM OPERATING ACTIVITIES	**141.1**	**161.7**
Cost of net debt	6.3	1.8
Corporate income tax paid	(85.7)	(86.1)
NET CASH FLOW FROM OPERATING ACTIVITIES	**61.7**	**77.4**
Acquisition of intangible assets	(2.6)	(5.1)
Acquisition of property, plant and equipment	(39.7)	(47.5)
Acquisition of investments in associates	(5.6)	-
Acquisition of other long-term investments	(25.0)	-
Amounts payable relating to fixed assets	(6.7)	(5.7)
Proceeds on disposals	11.4	2.8
CASH USED IN INVESTING ACTIVITIES	**(68.2)**	**(55.6)**
Dividends paid	(104.6)	(91.2)
Purchases of treasury stock	(80.9)	(138.4)
Borrowings	2.2	1.5
Loan reimbursements	(3.4)	(3.8)
Other increases / (decreases) in equity	1.3	3.0
CASH USED IN FINANCING ACTIVITIES	**(185.4)**	**(228.9)**
Effect of changes in scope of consolidation	0.1	(2.8)
Effect of foreign exchange differences	(2.7)	(4.8)
CHANGE IN NET CASH POSITION	**(194.5)**	**(214.8)**
Net cash position at start of period **	538.2	584.7
Net cash position at end of period **	343.7	369.8
CHANGE IN NET CASH POSITION	**(194.5)**	**(214.8)**

* Calculation of operating cash flow

	in millions of euros	
	June 2007	**June 2006**
Net income - Group's share	128.1	117.5
Depreciation and amortisation	30.1	26.8
Negative goodwill	-	(2.4)
Impairment losses	0.8	0.7
Derivatives marked to market	(3.2)	(2.7)
Currency gains / (losses) on fair value adjustments	1.3	4.0
Change in provisions	(6.1)	(4.9)
Share of net income / (losses) of associates	(2.9)	4.4
Minority interests	2.9	2.0
Gains / (losses) on disposals	(2.6)	1.3
Deferred tax charge	1.2	1.7
Other	0.7	(1.2)
OPERATING CASH FLOW	**150.3**	**147.2**
Cost of net debt	(6.3)	(1.8)
Current tax charge	71.3	68.7
OPERATING CASH FLOW before cost of net debt and current tax charge	**215.3**	**214.1**

** Reconciliation of net cash position at period end

	June 2007	**June 2006**
Cash and cash equivalents	366.4	406.6
Bank overdrafts and current accounts in debit	(22.7)	(36.8)
NET CASH AND CASH EQUIVALENTS	**343.7**	**369.8**

NOTE 1 – ACCOUNTING POLICIES

The Hermès group's condensed consolidated financial statements for the first half of the year have been prepared in accordance with the accounting IAS 34 *Interim Financial Reporting*. standard

The accounting policies and calculation methods used to draw up these condensed half-yearly financial statements are identical to those used and described in the financial statements drawn up to 31 December 2006, with the exception of the assessment of the half-year's tax charge, which has been determined in accordance with IAS 34.

It is specified that:

- the group has not acted in anticipation of any standards or interpretations which are not compulsory in 2007;
- IFRS 7, applicable from 1 January 2007, concerning the information to be provided for financial assets and liabilities, does not have any impact for the publication of the condensed consolidated financial statements for the first half;
- the IFRIC 7, 8, 9 and 10 interpretations, applicable to the consolidated half-yearly financial statements, have not had any impact on these financial statements;
- the IFRIC 11 and 12 interpretations have been issued but they were not applicable at the date of 30 June 2007.

NOTE 2 – CHANGES IN THE SCOPE OF CONSOLIDATION

	Interest		Method	
	30/6/07	**31/12/06**	**30/6/07**	**31/12/06**
Entry into the scope of consolidation:				
SAS Ateliers Nontron	100.00%	-	Full	-
SARL Tajan Conseil	100.00%	-	Full	-
Hermès Voyageur	100.00%	-	Full	-
Exit from the scope of consolidation:				
Alpasoie	-	38.40%	-	Equity
Les Tissages Verel	-	39.64%	-	Equity
Nebel	-	100.00%	-	Full
SCI Espace Tronchet	-	100.00%	-	Full
Variation in the percentage interest:				
Les Tissage Perrin	39.74%	39.53%	Equity	Equity
Vaucher	21.05%	13.04%	Equity	Equity

Over the first half of 2007, the main changes in the scope of consolidation were as follows.

Consolidation of SAS Ateliers Nontron for the first time

In order to favour the acquisition and management of real property, an entity dedicated to this aim was created in the first half of 2007 (by changing the name and corporate objects of the simplified form limited liability company "Isamyol 14"). Its share capital, comprising 3,700 shares, is wholly-owned by Hermès International.

Acquisition of SARL Tajan Conseil (owner of real property in Pantin)

Acquisition date: 30 January 2007

Merged entity: SARL Tajan Conseil's objects include the acquisition and management of real property.

Percentage of equity interests acquired: on the date of the acquisition, SARL Tajan Conseil's share capital consisted of 1,505 ordinary shares, all of which were acquired by SCI Auger-Hoche, thereby giving it 100% of the share capital and voting rights.

Cost of merger: the shares were sold to the Hermès group for a sum of €1.2m, plus transaction costs of €0.1m, giving a total cost of €1.3m.

Assets and liabilities acquired: at the acquisition date, the following assets and liabilities were consolidated into the Hermès group's accounts (in € millions):

Property, plant and equipment	0.1	Net equity	0.1
Assets	**0.1**	**Liabilities and equity**	**0.1**

The assets and liabilities acquired are stated in accordance with the recognition and measurement rules applied by the Hermès group, in accordance with IFRS.

Surplus: considering the difference between the cost of the acquisition and the assets and liabilities acquired, a valuation adjustment of €1.3m was recognised for the real estate complex.
Income from the company since its acquisition: over the period from 30 January 2007 to 30 June 2007, the company has not generated any income or loss.

Consolidation of Hermès Voyageur for the first time
An entity was created in the first half of 2007 (by changing the name and corporate objects of the simplified form limited liability company "Isamyol 15") for the organising of luxury voyages, in France and abroad, which fit with the values of the Hermès group. The company's share capital, consisting of 3,700 shares, is wholly-owned by Hermès International.

Merger of Alpasoie and Les Tissages Verel into Les Tissages Perrin
In order to rationalise existing structures, Alpasoie and Les Tissages Verel made a capital contribution of all of their assets and liabilities to Les Tissages Perrin as of 1 January 2007.
These transactions had no impact on the group's consolidated financial statements, as Les Tissage Perrin was included in the consolidated accounts under the equity method.

Universal transmission of the assets and liabilities of SCI Espace Tronchet to Holding Textiles Hermès
In order to simplify the existing structure, SCI Espace Tronchet contributed all of its assets and liabilities to Holding Textiles Hermès, as of 31 May 2007.
This transaction had no impact on the group's consolidated financial statements.

Universal transmission of the assets and liabilities of Nebel to Avril-Morio & Patte
In order to simplify the existing structure, Nebel contributed all of its assets and liabilities to Avril-Morio & Patte as of 1 January 2007. Following this transaction, the name of Avril-Morio & Patte was changed to Maroquinerie de Saint-Antoine.
This transaction had no impact on the group's consolidated financial statements.

Subscription by La Montre Hermès to a capital increase made by the watch manufacturer, Vaucher Manufacture Fleurier
On 30 May 2007, Vaucher Manufacture Fleurier proceeded with a capital increase by issuing 1,750 new shares, thereby increasing its share capital to a total of 19,000 shares with a par value of CHF 1,000 each.
La Montre Hermès subscribed to the entire amount of this capital increase, thereby increasing its equity investment in Vaucher Manufacture Fleurier to 4,000 shares at 30 May 2007, i.e. 21.05% of the share capital (and voting rights).
The 1,750 newly-issued shares were subscribed to by La Montre Hermès for a total of €4.3m. In this transaction, the Hermès group did not bear any significant costs. Considering the difference between the purchase price and the value of net assets required, goodwill of €2.2m was recognised.

NOTE 3 – SEASONAL VARIATION

The group's business is evenly balanced over the whole year: in 2006, 46% of the group's sales were made over the first half, and 54% over the second half. The same distribution should be maintained for 2007. The group's business and its earnings are therefore not subject to significant seasonal factors.

NOTE 4 – INFORMATION BY BUSINESS SEGMENT

The Hermès group's business comprises two main branches of activity (distribution in Hermès' own network and distribution expanded to specialist outlets). These two main business areas have separate strategies and structures, and are exposed to different risks and rates of return.

Distribution via the Hermès exclusive network encompasses the following business lines:

- Silk and Textiles;
- Leather Goods and Saddlery, which includes bags and luggage, saddlery and riding gear, diaries and small leather goods;
- Ready-to-Wear and Accessories, which includes men's and women's clothing, belts, jewellery accessories, gloves, hats, and Hermès shoes;
- "Other Hermès Sectors", including jewellery and Art of Living products.

Distribution via specialist outlets comprises the following business lines:

- Perfumes;
- Watches;
- Tableware.

Other products which are not allocated to either of these branches comprise John Lobb shoes together with products manufactured for non-group brands (textile printing, perfumes etc.).

a – Sales by business sector[1]

in millions of euros

	June 2007	June 2006	Change using comparable data (2)
Silk and Textiles	82.6	75.9	13.6%
Leather Goods and Saddlery	305.5	312.2	3.9%
Ready-to-Wear and Fashion Accessories	144.8	138.0	10.6%
Other Hermès Sectors	37.7	33.8	18.0%
Distribution via the Hermès exclusive network	**570.6**	**559.9**	**7.7%**
Perfumes	52.8	47.6	12.4%
Watches	45.6	46.0	5.3%
Tableware	23.6	20.3	19.6%
Distribution via specialist outlets	**122.0**	**113.9**	**10.8%**
Other products	28.5	26.7	7.2%
TOTAL	**721.1**	**700.5**	**8.2%**

(1) Compared to published information for June 2006, diaries, small leather goods and saddlery and riding gear (formerly classed as other Hermès sectors) have been grouped with Bags & Luggage in the Leather Goods and Saddlery division.
(2) At constant exchange rates.

By far the greater part of turnover arises from the sale of goods. Services are not significant having regard to the volume of business.

b – Operating income by business sector

in millions of euros

	June 2007			June 2006		
	Sales	Recurring operating income	*Operating margin*	Sales	Recurring operating income	*Operating margin*
Distribution via the Hermès exclusive network	570.6	173.2	*30.4%*	559.9	173.6	*31.0%*
Distribution via specialist outlets	122.0	29.0	*23.8%*	113.9	24.8	*21.8%*
Other *	28.5	(23.6)		26.7	(13.7)	
TOTAL	**721.1**	**178.6**	***24.8%***	**700.5**	**184.6**	***26.4%***

* Including items which cannot be allocated to a specific business sector but which meet the definitions for business sector reporting.

NOTE 5 – SALES TURNOVER BY GEOGRAPHICAL ZONE

in millions of euros

	June 2007	June 2006	Change using comparable data (1)
France	143.5	130.8	9.8%
Europe (excluding France)	142.2	127.1	12.3%
Japan	172.3	189.5	1.7%
Asia Pacific (excluding Japan)	134.9	126.5	12.5%
Americas	107.9	106.6	8.8%
Other*	20.3	20.0	3.3%
TOTAL	**721.1**	**700.5**	**8.2%**

* Including sales to airlines

(1) At constant exchange rates.

NOTE 6 – OTHER INCOME AND EXPENSE

in millions of euros

	June 2007	June 2006
Depreciation and amortisation	(26,0)	(23,6)
Net change in provisions	2,3	(0,4)
Net change in post-employment and assimilated benefit obligations	(3,4)	(2,7)
Impairment losses on non-current assets	(0,8)	(0,7)
Other income and expense	3,0	3,2
TOTAL	**(24,9)**	**(24,2)**

NOTE 7 – OTHER NON-CURRENT INCOME AND EXPENSE

Over the 2006 financial year, the Hermès group sold its equity investment together with 50% of the convertible bonds that it held in the Leica Camera group. All of the assets which were not sold were, furthermore, booked as fully impaired at the end of the year.

The convertible bonds still held by the group have now been sold to ACM Projektentwicklung GmbH, the Leica group's reference shareholder. The transaction was agreed at the face value of these bonds at the time of their issue, i.e. €7.2m, payable in 2008. Since a bank guarantee has been obtained for payment, the bonds were revalued at 30 June 2007 on the basis of the agreed sale price, which led to a net profit for the equivalent amount being recognised in the consolidated financial statements for the first half.

NOTE 8 – NET FINANCIAL INCOME

in millions of euros

	June 2007	June 2006
Income from cash and cash equivalents	9.3	6.2
Gross cost of debt	0.7	(0.2)
- of which: income from hedging instruments	*1.6*	*0.5*
Cost of net debt	**10.0**	**6.0**
Other financial income and expense	(3.3)	(2.9)
- of which: gains/(losses) on trading derivatives	-	*1.1*
- of which: changes in the value of trading assets and liabilities	*(3.6)*	*(5.4)*
TOTAL	**6.7**	**3.0**

NOTE 9 – CORPORATE INCOME TAX

In accordance with IAS 34, the half-yearly tax charge is calculated on the basis of an estimated average annual rate. The effective tax rate expected in 2007 is 33.5%, compared to 35.1% in 2006. This reduction in the average annual rate is mainly due to the recognition of exceptional, non-taxable profits.

NOTE 10 – INVESTMENTS IN ASSOCIATES

a – Value of shares in associates

in millions of euros

	30/06/2007	31/12/2006
Financière St-Eloi	-	-
Gaulme	7.0	6.6
Groupe Perrin	5.4	5.2
Leica Camera Japon Co.	0.9	0.5
Maroquinerie Thierry	-	-
Soficuir International	17.0	15.4
Vaucher Manufacture Fleurier (since 15 December 2006)	9.8	6.2
TOTAL	**40.1**	**33.9**

b – Change in investments in associates

in millions of euros

Investments in associates as at 31 December 2006	**33.9**
Change in goodwill recognised with respect to associates	2.2
Dividends paid	(0.7)
Impact of changes in scope of consolidation	2.0
Share of net income at June 2007	2.9
Other	(0.2)
Investment in associates as at 30 June 2007	**40.1**

Changes in goodwill and in the scope of consolidation are tied to the increase in the investment held in the Vaucher Manufacture Fleurier group (see note 2).

NOTE 11 – EARNINGS PER SHARE

	June 2007	June 2006
Numerator (in millions of euros)		
Basic net income	128.1	117.5
Adjustments	-	-
Diluted net income	**128.1**	**117.5**
Denominator (in numbers of shares)		
Weighted average number of ordinary shares	**106,588,246**	**107,374,706**
Basic earnings per share	**1.20**	**1.09**
Weighted average number of shares under option	277,983	371,970
Weighted average number of shares which would have been issued at fair value	(131,579)	(250,079)
Weighted average number of diluted ordinary shares	**106,734,650**	**107,496,597**
Diluted earnings per share (in €)	**1.20**	**1.09**

NOTE 12 – FIXED ASSETS

The main changes in fixed assets occurring in the first half of the year are summarised as follows:

	31/12/2006	Increases	Decreases	Currency impact	Other	30/06/2007
oodwill	51.5	-	-	(1.8)	(1.1)	48
ıtangible assets	90.1	2.6	-	(0.1)	-	92
roperty, plant and equipment	915.5	40.2	(4.2)	(15.1)	(4.3)	932
ıvestment property	12.7	-	(0.4)	(0.1)	-	12
oans and deposits	14.4	2.7	(0.3)	(0.5)	-	16
.vailable-for-sale securities	22.7	25.2	(7.4)	(0.5)	7.3	47
'eld-to-maturity securities	29.6	2.1	(0.6)	-	(7.3)	22
otal gross value of fixed assets	**1,136.5**	**72.8**	**(12.9)**	**(18.1)**	**(5.4)**	**1,172**
npairment of goodwill	32.6	-	-	(1.1)	-	31
epreciation, amortisation and impairment of property, lant & equipment and intangible assets	432.3	31.0	(4.1)	(4.1)	(4.4)	450
mortisation of financial assets	11.6	-	(5.9)	(0.1)	-	[illegible]
otal deprec./amort./impairment	**476.5**	**31.0**	**(10.0)**	**(5.3)**	**(4.4)**	**487**
otal net value of fixed assets	**660.0**	**41.8**	**(2.9)**	**(12.8)**	**(1.0)**	**685**

Investment carried out over the first half of 2007 was essentially connected with the opening and renovation of stores, together with the development of production plant and equipment.

NOTE 13 – PROVISIONS

	31/12/2006	Charges	Amounts released*	Currency impact	Other	30/06/2007
Current provisions	11.0	1.0	(4.1)	(0.1)	(0.1)	7.7
Non-current provisions	-	-	-	-	0.3	0.3
TOTAL	**11.0**	**1.0**	**(4.1)**	**(0.1)**	**0.2**	**8.0**

* of which:

Amounts released - used	1.6
Amounts released - unused	2.5
Total	**4.1**

NOTE 14 – POST-EMPLOYMENT AND OTHER EMPLOYEE BENEFITS

	30/06/2007	31/12/2006
Current post-employment and other employee benefits	41.7	36.0
Non-current post-employment and other employee benefits	1.0	4.7
TOTAL	**42.7**	**40.6**

a – Change in provisions on the balance sheet

in millions of euros

	Defined benefit pension plans	Other defined-benefit plans	30/06/2007	31/12/2006
Provisions at start of period	**39.5**	**1.1**	**40.6**	**41.1**
Translation differences	(0.6)	-	(0.6)	(1.3)
Actuarial expense	3.4	-	3.4	1.6
Employer contributions	(0.5)	-	(0.5)	(4.3)
Actuarial gains and losses	(0.2)	-	(0.2)	3.2
Other	-	-	-	0.3
Provisions at end of period	**41.6**	**1.1**	**42.7**	**40.6**

b – Change in actuarial gains and losses

in millions of euros

Actuarial gains and losses recognised in equity as at 31 December 2005	**13.5**
Actuarial gains and losses experienced	-
Actuarial gains and losses due to changes in discount rate	(2.6)
Actuarial gains and losses due to changes in assumptions	-
Actuarial gains and losses recognised in equity as at 30 June 2006	**10.9**

Actuarial gains and losses recognised in equity as at 31 December 2006	**16.7**
Actuarial gains and losses experienced	2.4
Actuarial gains and losses due to changes in discount rate	(2.6)
Actuarial gains and losses due to changes in assumptions	-
Actuarial gains and losses recognised in equity as at 30 June 2007	**16.5**

c – Analysis of charges recognised in the income statement

in millions of euros

	Defined-benefit pension plans	Other defined-benefit plans	30/06/2007	30/06/2006
Service costs	2.6	-	2.6	2.4
Interest costs	0.9	-	0.9	0.8
Expected return on assets	(0.2)	-	(0.2)	(0.2)
Amortisation of past service cost	0.1	-	0.1	-
Other	-	-	-	(0.3)
Cost of defined-benefit plans	**3.4**	-	**3.4**	**2.7**

NOTE 15 – DIVIDENDS

Over the first half of 2007, a dividend of €0.95 per share was paid out after approval by the General Meeting which convened on 5 June 2007 for the approval of the annual financial statements for the period ending on 31 December 2006.

NOTE 16 – EVENTS OCCURRING AFTER THE END OF THE PERIOD

The consolidated financial statements for the first half of the year, as presented, were closed and drawn up on 30 August 2007 by Executive Management, and were also examined by the Audit Committee at its meeting held on 29 August 2007.

Acquisition of the remaining capital of Soficuir International

As part of its strategy of controlling its know-how, Hermès International, which already had a 49.6% equity interest in Soficuir International, acquired the remainder of its share capital on 12 July 2007 and has thus become the sole shareholder.

The Soficuir group specialises in the purchasing and tanning of precious skins, particularly crocodile skin. It is established in four countries: in France (with an industrial site in La Sarthe), in Italy, in the United States and in Switzerland. In 2006, its consolidated turnover amounted to €56m, with a headcount of approximately 230 employees.

At 30 June 2007, this transaction has no impact on the consolidation method or the measured value of the Hermès group's equity investment, which is still included in the consolidated accounts using the equity method.

In the second half, however, the Soficuir group will be fully consolidated into the Hermès group's accounts.

III. STATUTORY AUDITORS' REPORT ON THE 2007 HALF-YEARLY FINANCIAL REPORT

This is a free translation into English of the Statutory Auditors' Report issued in French and is provided solely for the convenience of English-speaking users. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors and pursuant to Article L. 232-7 of the French Commercial Code, we have conducted:

- a limited review of the condensed consolidated half-yearly financial statements of Hermès International, for the period from 1 January to 30 June 2007, as appended to this report;
- verification of the information given in the half-yearly report.

These condensed consolidated half-yearly financial statements have been drawn up under the responsibility of the Executive Management. Our role is to express an opinion on these financial statements based on our limited review.

We conducted our limited review in accordance with professional standards applicable in France. A limited review of interim financial statements consists in obtaining the information deemed necessary, mainly from the persons responsible for accounting and financial matters, and using analytical procedures together with any other appropriate procedure. A review of this nature does not include all of the checks and tests which are used for an audit made in accordance with professional standards applicable in France. It does not therefore provide the assurance that all significant points have been identified as they may have been in an audit and, as a consequence, we do not express an audit opinion.

Based on our limited review, nothing has come to our attention that causes us to believe that the condensed consolidated half-yearly financial statements have not been prepared, in all material respects, in accordance with IAS 34 – the standard which forms part of IFRS as adopted in the European Union, pertaining to interim financial reporting.

We have also proceeded, in accordance with professional standards applicable in France, with the verification of the information provided in the half-yearly report as commentary to the condensed consolidated half-yearly financial statements concerned by our limited review.

We have no matters to report as to its fair presentation and its consistency with the condensed consolidated half-yearly financial statements.

Done in Paris and Neuilly, 31 August 2007

The Statutory Auditors

Didier Kling & Associés	Deloitte & Associés
Didier Kling – Christophe Bonte	David Dupont-Noel

IV. DECLARATION BY THE PERSON RESPONSIBLE FOR THE HALF-YEARLY FINANCIAL REPORT

I hereby certify that, to the best of my knowledge, the condensed consolidated financial statements have been drawn up in accordance with applicable accounting standards and give a true and fair view of the assets and liabilities, financial position and income of the Hermès group, and that this half-yearly financial report presents a fair view of the information identified in Article 222-6 of the AMF's General Regulations.

Done in Paris, on 31 August 2007
The Executive Management

Patrick Thomas

SHARE BUY BACK PROGRAMME

Issuer name : HERMES INTERNATIONAL

Nature of security : ORDINARY SHARES

Starting date of the programme : 08/06/07

MONTHLY STATEMENT OF TRANSACTIONS MADE BY AN ISSUER ON HIS OWN SHARES

Transactions for the month of : SEPTEMBER 2007

I. CUMULATIVE DATA

Number of shares representing the issuer's capital at the beginning of the programme :	106 874 814
Capital held directly and indirectly at the beginning of the programme (in number of shares + in percentage) :	188000/0,18%
Outstanding balance at the end of previous month :	192 583
Number of shares bought during the month :	361 463
Number of shares sold during the month :	-47 046
Number of shares transferred (1) during the month :	0
Number of shares cancelled during the month :	0
Buyings to persons owning more than 10% of the capital or to managing directors during the month :	0
Number of shares bought since the beginning of the programme :	1 378 338
Number of shares sold since the beginning of the programme :	-229 638
Number of shares transferred since the beginning of the programme :	0
Number of shares cancelled during the last 24 months :	3 076 268
Outstanding balance a the end of the month :	507 000
Purchase value of shares held *(2)* :	35 130 914
Market value of shares held *(2)* :	40 012 440

(1) Exercise of options granted to employees, securities giving right to capital, ...
(2) On the date when establishing the statement

II. SPOT TRANSACTIONS (1)

(1) With the exclusion of transactions conducted upon exercise or at maturity of derivatives for which information must be given in the next table
(2) Nature of information must be detailed : (B) Buy / (S) Sale / (T) Transfer (exercise of options granted to employees, securities giving right to the capital, ...)
(3) To detail in case of block trade
(4) If many transactions are made during the same day at different prices, to detail lower and higher price in addition to average price

Transaction date	Broker	B / S / T (2)	Number of shares (3)	Of which number of shares bought/sold within a liquidity contract	Transaction price (4)	Amount	Remarks
03/09/07	Oddo	B	3 803	3 803	78,4823	298 468,19	liquidity contract
03/09/07	Oddo	S	-1 303	-1 303	80,0000	-104 240,00	liquidity contract
04/09/07	Oddo	B	1 000	1 000	78,0000	78 000,00	liquidity contract
04/09/07	Oddo	S	-3 500	-3 500	79,8615	-279 515,25	liquidity contract
05/09/07	Oddo	B	2 607	2 607	79,5512	207 389,98	liquidity contract
05/09/07	Exane BNP	B	61 992		79,2160	4 910 758,27	
06/09/07	Exane BNP	B	39 870		79,2940	3 161 451,78	
06/09/07	Oddo	B	1 174	1 174	79,4978	93 330,42	liquidity contract
06/09/07	Oddo	S	-3 000	-3 000	79,7563	-239 268,90	liquidity contract
07/09/07	Exane BNP	B	10 138		79,7000	807 998,60	
07/09/07	Exane BNP	B	43 870		78,2590	3 433 222,33	
07/09/07	Oddo	B	7 000	7 000	78,7427	551 198,90	liquidity contract
07/09/07	Oddo	S	-1 000	-1 000	80,0990	-80 099,00	liquidity contract
10/09/07	Exane BNP	B	66 876		77,7530	5 199 809,63	
10/09/07	Oddo	B	2 000	2 000	77,4500	154 900,00	liquidity contract
11/09/07	Exane BNP	B	38 489		77,5570	2 985 091,37	
11/09/07	Oddo	B	3 800	3 800	77,2632	293 600,16	liquidity contract
11/09/07	Oddo	S	-500	-500	77,8030	-38 901,50	liquidity contract
12/09/07	Exane BNP	B	30 876		77,5280	2 393 754,53	
12/09/07	Oddo	B	1 000	1 000	77,2700	77 270,00	liquidity contract
12/09/07	Oddo	S	-5 000	-5 000	77,9100	-389 550,00	liquidity contract
13/09/07	Exane BNP	B	19 889		77,5970	1 543 326,73	
13/09/07	Oddo	S	-1 000	-1 000	78,3260	-78 326,00	liquidity contract
14/09/07	Oddo	B	3 577	3 577	77,2796	276 429,13	liquidity contract
14/09/07	Oddo	S	-5 241	-5 241	78,2864	-410 299,02	liquidity contract
17/09/07	Oddo	B	2 000	2 000	77,2500	154 500,00	liquidity contract
17/09/07	Oddo	S	-1 000	-1 000	77,4450	-77 445,00	liquidity contract
18/09/07	Oddo	B	502	502	76,7500	38 528,50	liquidity contract
18/09/07	Oddo	S	-2 002	-2 002	77,7740	-155 703,55	liquidity contract
19/09/07	Oddo	S	-13 500	-13 500	80,0560	-1 080 756,00	liquidity contract
20/09/07	Oddo	B	3 000	3 000	79,2333	237 699,90	liquidity contract
21/09/07	Oddo	B	1 000	1 000	79,1600	79 160,00	liquidity contract
21/09/07	Oddo	S	-3 000	-3 000	80,0133	-240 039,90	liquidity contract
24/09/07	Oddo	S	-2 000	-2 000	80,4500	-160 900,00	liquidity contract
25/09/07	Oddo	B	7 000	7 000	78,8403	551 882,10	liquidity contract
26/09/07	Oddo	B	6 000	6 000	78,8100	472 860,00	liquidity contract
27/09/07	Oddo	S	-2 000	-2 000	79,8500	-159 700,00	liquidity contract
28/09/07	Oddo	B	4 000	4 000	78,7500	315 000,00	liquidity contract
28/09/07	Oddo	S	-3 000	-3 000	80,0233	-240 069,90	liquidity contract
TOTAL			314 417	2 417		24 580 816,50	

HERMES INTERNATIONAL
Société en Commandite par Actions with a capital of 54 097 594,14 € euros,
Incorporated under the n° 572 076 396 RCS PARIS
Whose registered office is situated 24, rue du Faubourg Saint-Honoré 75008 PARIS
FRANCE

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers " (AMF)

Date	Total number of shares	Total number of voting rights, including treasury stock	Total number of voting rights, excluding treasury stock
November 30, 2006	106 810 314	173 344 858	173 195 858
December 31, 2006	106 874 814	173 339 660	173 198 660
January 31, 2007	106 874 814	173 368 710	173 217 710
February 28, 2007	106 874 814	173 171 000	173 028 193
March 31, 2007	106 874 814	173 169 959	173 019 959
April 30, 2007	106 874 814	173 162 080	173 016 080
May 31, 2007	106 874 814	172 295 248	172 140 748
June 30, 2007	106 903 414	172 471 998	171 418 798
July 31, 2007	106 073 714	171 637 864	171 411 864
August 31, 2007	106 073 714	171 538 228	171 345 645
September 30, 2007	106 073 714	171 535 092	171 028 092
October 31, 2007	106 073 714	171 539 886	171 069 886
November 30, 2007	106 073 714	171 540 127	171 040 127

HERMĒS

Quaterly financial report as at 30 September 2007

Pick-up in sales growth in Q3 2007

Sales growth was robust during the third quarter, at 13.6% on a like-for-like basis and at constant exchange rates.
Sales were 17% higher after consolidating Soficuir, a company specialising in tanning precious skins.

Hermès Group sales for the first nine months of 2007 came to €1,115.7m, a rise of 11.2% at constant exchange rates. Due to a very strong negative currency impact, growth at current exchange rates was 6.1%.

Restated for the acquisition of Soficuir, like-for-like sales at constant exchange rates moved up 10.0% as at 30th of September.

Nine month sales by sector and region (like-for-like, at constant exchange rates)

Hermès continued to expand its distribution network during the first nine months of 2007. It opened seven new branches and renovated or enlarged eight other locations.

Brisk business during the third quarter drove up sales in France, which expanded by nearly 11% during the first nine months of the year. Other European countries mirrored this trend, with a rise of 16%. During the third quarter, the retail network was enlarged by the addition of two new stores, one in Italy and one in the United Kingdom.

In the Americas, sales rose by 11% over the first nine months. They were boosted by the successful opening of the Wall Street store in New York at the end of June.

In non Japan Asia, Hermes stores continued to enjoy brisk growth, advancing by 13% in the first nine months and by 27% in the third quarter, despite the slowdown in travel retail. The Group continued to develop its operations in the region with the opening of two new branches in China and one in Korea.

Lastly, in Japan, in a climate of slacker demand, sales moved up 6% in the third quarter for an increase of 3% in the nine months to 30 September. The Japanese network was augmented by a new store in Osaka, which opened in April.

Over the first nine months, growth was driven by Silk & Textiles (up 17%, including an impressive 24% jump in the third quarter), Tableware (+ 21 %) and Other Hermès Sectors (+ 18%), under the impetus of Jewellery and Art of Living.

The successful launch of the new Kelly Calèche women's fragrance during the summer generated further momentum for perfume sales (up 24% over the first nine months including a 46% rise in the third quarter).

Clothing and Accessories delivered growth of 12% following a 16% surge in the third quarter.

Leather Goods and Saddlery expanded 5%, driven by leather bags, which advanced by 12% over the first nine months.

Watches registered a moderate 3% increase over the first nine months.

Third quarter highlights

In keeping with its strategy of controlling its know-how, Hermès, which already owned 49% of the capital, acquired, in July, the remaining shares that it did not own in Soficuir International, a company specialising in supplying and tanning precious skins, thereby becoming the sole shareholder in this company.

Soficuir will be fully consolidated in the Hermès Group's accounts over the second half of 2007. The transaction will generate an additional estimated €25m in external sales, representing about 1.5 percentage point of sales growth. It is expected to result in moderate dilution of operating income.

In the first half and the third quarter, the negative currency trend, especially for the US dollar and Japanese yen, produced a severe adverse effect on the group's business, slashing €54m off sales for the nine months to 30 September.

Lastly, Hermès continued its share buyback programme. It repurchased a total of €98m of shares (excluding those traded under the liquidity contract) over the first nine months, including €24m in the third quarter. In July 2007, the company cancelled 829,700 of the 1,141,700 shares it had bought back since the beginning of the year.

Outlook

Hermès is looking for annual sales growth of 8.5% to 9.5% at constant exchange rates and on a like-for-like basis. Operating income and net income are expected to be about the same as in 2006 owing to unfavourable exchange rate effects.

In the final quarter of 2007, Hermès will continue to invest in expanding its distribution network. It plans to open or renovate about ten branches, thereby increasing the number of newly opened or renovated stores over the full year 2007 to 24. Major projects in the fourth quarter include expanding the Faubourg Saint-Honoré store, renovating the Lyon unit and continued development in the United States and in Europe.

INFORMATIONS BY SECTORS

In millions of Euros	3rd quarter 2007	3rd quarter 2006	Evolutions published	Evolutions at constant rates
Distribution via the Hermès exclusive network :				
Silk & Textiles	41.5	34.9	18.9 %	23.6 %
Leathergoods (1)	157.5	155.2	1.5 %	6.7 %
Ready-to-wear & fashion accessories (2)	82.8	74.9	10.5 %	15.7 %
Other Hermès Sectors (3)	19.6	17.4	12.2 %	16.9 %
Subtotal	*301.4*	*282.4*	*6.7 %*	*11.8 %*
Distribution via specialist outlets :				
Perfumes	34.6	24.1	44.0 %	45.6 %
Watches	23.4	25.3	-7.6 %	-2.3 %
Tableware	11.3	9.3	21.3 %	23.9 %
Subtotal	*69.3*	*58.7*	*18.2 %*	*21.4 %*
Other products (4)	24.0	10.3	132.3 %	134.4 % (*)
TOTAL	**394.7**	**351.4**	**12.3 %**	**17.0 % (*)**

(*) respectively +18.7% and +13.6% at constant exchange rates and on a like-for-like basis (excluding Soficuir sales, consolidated with effect 1st July 2007)

In millions of Euros	At end of September 2007	At end of September 2006	Evolutions published	Evolutions at constant rates
Distribution via the Hermès exclusive network :				
Silk & Textiles	124.0	110.8	12.0 %	16.3 %
Leathergoods (1)	463.0	467.4	-0.9 %	4.3 %
Ready-to-wear & fashion accessories (2)	227.5	212.9	6.9 %	12.4 %
Other Hermès Sectors (3)	57.4	51.1	12.0 %	17.6 %
Subtotal	*871.9*	*842.2*	*3.5 %*	*9.1 %*
Distribution via specialist outlets :				
Perfumes	87.5	71.7	22.0 %	23.6 %
Watches	69.0	71.2	-3.1 %	2.6 %
Tableware	34.9	29.6	17.8 %	21.0 %
Subtotal	*191.4*	*172.5*	*10.9 %*	*14.5 %*
Other products (4)	52.4	37.2	41.1 %	42.8 % (*)
TOTAL	**1 115.7**	**1 051.9**	**6.1 %**	**11.2 % (*)**

(*) respectively +10.4% and +10.0% at constant exchange rates and on a like-for-like basis (excluding Soficuir sales, consolidated with effect 1st July 2007)

(1) Leathergoods include bags & luggages, horse riding, diaries and small leather goods.
(2) Ready-to-wear and fashion accessories include ready-to-wear, male and female, belts, accessories jewellery, gloves, hats and Hermès shoes.
(3) Other Hermès sectors include jewellery and products of the art of living department.
(4) Other products include John Lobb shoes as well as production activities realized for third parties (textile printing, perfumes, tanning,…).

INFORMATIONS BY GEOGRAPHICAL ZONES (1)

	3rd quarter		Evolutions		
In millions of Euros	2007	2006	published	at constant rates	like-for-like and at constant exchange rates (*)
France	78.0	67.1	16.2 %	16.2 %	12.3 %
Europe (Excl. France)	87.7	63.6	37.8 %	38.5 %	24.8 %
Total Europe	**165.7**	**130.8**	**26.7 %**	**27.1 %**	**13.4 %**
Japan	91.0	94.0	-3.1 %	5.7 %	5.7 %
Asia Pacific (Excl. Japan)	69.0	62.7	9.9 %	15.8 %	15.2 %
Total Asia	**160.0**	**156.7**	**2.1 %**	**9.7 %**	**9.5 %**
Americas	59.2	55.1	7.3 %	14.8 %	14.4 %
Others (2)	9.8	8.8	12.1 %	13.9 %	12.7 %
TOTAL	***394.7***	***351.4***	***12.3 %***	***17.0 %***	***13.6 %***

	At end of September		Evolutions		
In millions of Euros	2007	2006	published	at constant rates	like-for-like and at constant exchange rates (*)
France	221.5	197.9	11.9 %	11.9 %	10.6 %
Europe (Excl. France)	229.9	190.7	20.5 %	21.0 %	16.4 %
Total Europe	**451.4**	**388.6**	**16.2 %**	**16.4 %**	**13.5 %**
Japan	263.3	283.5	-7.1 %	3.1 %	3.1 %
Asia Pacific (Excl. Japan)	203.8	189.2	7.7 %	13.6 %	13.4 %
Total Asia	**467.1**	**472.7**	**-1.2 %**	**7.3 %**	**7.2 %**
Americas	167.1	161.7	3.3 %	10.8 %	10.7 %
Others (2)	30.1	28.9	4.4 %	6.5 %	6.2 %
TOTAL	***1 115.7***	***1 051.9***	***6.1 %***	***11.2 %***	***10.0 %***

(1) Sales by geographical zones are by destination
(2) Including sales to airline companies
(*) Data excluding Soficuir sales, consolidated with effect 1st July 2007

HERMĒS

Quaterly financial report as at 30 September 2007

Pick-up in sales growth in Q3 2007

Sales growth was robust during the third quarter, at 13.6% on a like-for-like basis and at constant exchange rates.
Sales were 17% higher after consolidating Soficuir, a company specialising in tanning precious skins.

Hermès Group sales for the first nine months of 2007 came to €1,115.7m, a rise of 11.2% at constant exchange rates. Due to a very strong negative currency impact, growth at current exchange rates was 6.1%.

Restated for the acquisition of Soficuir, like-for-like sales at constant exchange rates moved up 10.0% as at 30th of September.

Nine month sales by sector and region (like-for-like, at constant exchange rates)

Hermès continued to expand its distribution network during the first nine months of 2007. It opened seven new branches and renovated or enlarged eight other locations.

Brisk business during the third quarter drove up sales in France, which expanded by nearly 11% during the first nine months of the year. Other European countries mirrored this trend, with a rise of 16%. During the third quarter, the retail network was enlarged by the addition of two new stores, one in Italy and one in the United Kingdom.

In the Americas, sales rose by 11% over the first nine months. They were boosted by the successful opening of the Wall Street store in New York at the end of June.

In non Japan Asia, Hermes stores continued to enjoy brisk growth, advancing by 13% in the first nine months and by 27% in the third quarter, despite the slowdown in travel retail. The Group continued to develop its operations in the region with the opening of two new branches in China and one in Korea.

Lastly, in Japan, in a climate of slacker demand, sales moved up 6% in the third quarter for an increase of 3% in the nine months to 30 September. The Japanese network was augmented by a new store in Osaka, which opened in April.

Over the first nine months, growth was driven by Silk & Textiles (up 17%, including an impressive 24% jump in the third quarter), Tableware (+ 21 %) and Other Hermès Sectors (+ 18%), under the impetus of Jewellery and Art of Living.

The successful launch of the new Kelly Calèche women's fragrance during the summer generated further momentum for perfume sales (up 24% over the first nine months including a 46% rise in the third quarter).

Clothing and Accessories delivered growth of 12% following a 16% surge in the third quarter.

Leather Goods and Saddlery expanded 5%, driven by leather bags, which advanced by 12% over the first nine months.

Watches registered a moderate 3% increase over the first nine months.

Third quarter highlights

In keeping with its strategy of controlling its know-how, Hermès, which already owned 49% of the capital, acquired, in July, the remaining shares that it did not own in Soficuir International, a company specialising in supplying and tanning precious skins, thereby becoming the sole shareholder in this company.

Soficuir will be fully consolidated in the Hermès Group's accounts over the second half of 2007. The transaction will generate an additional estimated €25m in external sales, representing about 1.5 percentage point of sales growth. It is expected to result in moderate dilution of operating income.

In the first half and the third quarter, the negative currency trend, especially for the US dollar and Japanese yen, produced a severe adverse effect on the group's business, slashing €54m off sales for the nine months to 30 September.

Lastly, Hermès continued its share buyback programme. It repurchased a total of €98m of shares (excluding those traded under the liquidity contract) over the first nine months, including €24m in the third quarter. In July 2007, the company cancelled 829,700 of the 1,141,700 shares it had bought back since the beginning of the year.

Outlook

Hermès is looking for annual sales growth of 8.5% to 9.5% at constant exchange rates and on a like-for-like basis. Operating income and net income are expected to be about the same as in 2006 owing to unfavourable exchange rate effects.

In the final quarter of 2007, Hermès will continue to invest in expanding its distribution network. It plans to open or renovate about ten branches, thereby increasing the number of newly opened or renovated stores over the full year 2007 to 24. Major projects in the fourth quarter include expanding the Faubourg Saint-Honoré store, renovating the Lyon unit and continued development in the United States and in Europe.

INFORMATIONS BY SECTORS

In millions of Euros	3rd quarter 2007	3rd quarter 2006	Evolutions published	Evolutions at constant rates
Distribution via the Hermès exclusive network :				
Silk & Textiles	41.5	34.9	18.9 %	23.6 %
Leathergoods (1)	157.5	155.2	1.5 %	6.7 %
Ready-to-wear & fashion accessories (2)	82.8	74.9	10.5 %	15.7 %
Other Hermès Sectors (3)	19.6	17.4	12.2 %	16.9 %
Subtotal	*301.4*	*282.4*	*6.7 %*	*11.8 %*
Distribution via specialist outlets :				
Perfumes	34.6	24.1	44.0 %	45.6 %
Watches	23.4	25.3	-7.6 %	-2.3 %
Tableware	11.3	9.3	21.3 %	23.9 %
Subtotal	*69.3*	*58.7*	*18.2 %*	*21.4 %*
Other products (4)	24.0	10.3	132.3 %	134.4 % (*)
TOTAL	**394.7**	**351.4**	**12.3 %**	**17.0 % (*)**

(*) respectively +18.7% and +13.6% at constant exchange rates and on a like-for-like basis (excluding Soficuir sales, consolidated with effect 1st July 2007)

In millions of Euros	At end of September 2007	At end of September 2006	Evolutions published	Evolutions at constant rates
Distribution via the Hermès exclusive network :				
Silk & Textiles	124.0	110.8	12.0 %	16.8 %
Leathergoods (1)	463.0	467.4	-0.9 %	4.8 %
Ready-to-wear & fashion accessories (2)	227.5	212.9	6.9 %	12.4 %
Other Hermès Sectors (3)	57.4	51.1	12.0 %	17.6 %
Subtotal	*871.9*	*842.2*	*3.5 %*	*9.1 %*
Distribution via specialist outlets :				
Perfumes	87.5	71.7	22.0 %	23.6 %
Watches	69.0	71.2	-3.1 %	2.6 %
Tableware	34.9	29.6	17.8 %	21.0 %
Subtotal	*191.4*	*172.5*	*10.9 %*	*14.5 %*
Other products (4)	52.4	37.2	41.1 %	42.8 % (*)
TOTAL	**1 115.7**	**1 051.9**	**6.1 %**	**11.2 % (*)**

(*) respectively +10.4% and +10.0% at constant exchange rates and on a like-for-like basis (excluding Soficuir sales, consolidated with effect 1st July 2007)

(1) Leathergoods include bags & luggages, horse riding, diaries and small leather goods.
(2) Ready-to-wear and fashion accessories include ready-to-wear, male and female, belts, accessories jewellery, gloves, hats and Hermès shoes.
(3) Other Hermès sectors include jewellery and products of the art of living department.
(4) Other products include John Lobb shoes as well as production activities realized for third parties (textile printing, perfumes, tanning,…).

INFORMATIONS BY GEOGRAPHICAL ZONES (1)

In millions of Euros	3rd quarter 2007	2006	Evolutions published	at constant rates	like-for-like and at constant exchange rates (*)
France	78.0	67.1	16.2 %	16.2 %	12.3 %
Europe (Excl. France)	87.7	63.6	37.8 %	38.5 %	24.8 %
Total Europe	**165.7**	**130.8**	**26.7 %**	**27.1 %**	**13.4 %**
Japan	91.0	94.0	-3.1 %	5.7 %	5.7 %
Asia Pacific (Excl. Japan)	69.0	62.7	9.9 %	15.8 %	15.2 %
Total Asia	**160.0**	**156.7**	**2.1 %**	**9.7 %**	**9.5 %**
Americas	59.2	55.1	7.3 %	14.8 %	14.4 %
Others (2)	9.8	8.8	12.1 %	13.9 %	12.7 %
TOTAL	***394.7***	***351.4***	***12.3 %***	***17.0 %***	***13.6 %***

In millions of Euros	At end of September 2007	2006	Evolutions published	at constant rates	like-for-like and at constant exchange rates (*)
France	221.5	197.9	11.9 %	11.9 %	10.6 %
Europe (Excl. France)	229.9	190.7	20.5 %	21.0 %	16.4 %
Total Europe	**451.4**	**388.6**	**16.2 %**	**16.4 %**	**13.5 %**
Japan	263.3	283.5	-7.1 %	3.1 %	3.1 %
Asia Pacific (Excl. Japan)	203.8	189.2	7.7 %	13.6 %	13.4 %
Total Asia	**467.1**	**472.7**	**-1.2 %**	**7.3 %**	**7.2 %**
Americas	167.1	161.7	3.3 %	10.8 %	10.7 %
Others (2)	30.1	28.9	4.4 %	6.5 %	6.2 %
TOTAL	***1 115.7***	***1 051.9***	***6.1 %***	***11.2 %***	***10.0 %***

(1) Sales by geographical zones are by destination
(2) Including sales to airline companies
(*) Data excluding Soficuir sales, consolidated with effect 1st July 2007

SHARE BUY BACK PROGRAMME

Isuuer name : HERMES INTERNATIONAL

Nature of security : ORDINARY SHARES

Starting date of the programme : 08/06/07

MONTHLY STATEMENT OF TRANSACTIONS MADE BY AN ISSUER ON HIS OWN SHARES

Transactions for the month of : OCTOBER 2007

I. CUMULATIVE DATA

Nomber of shares representing the issuer's capital at the beginning of the programme :	106 874 814
Capital held directly and indirectly at the beginning of the programme (in number of shares + in percentage :	188000/0,18%
Outsatnding balance at the end of previous month :	507 000
Number of shares bought during the month :	28 500
Number of shares sold during the month :	-65 500
Number of shares transferred (1) during the month :	0
Number of shares cancelled during the month:	0
Buyings to persons owning more than 10% of the capital or to managing directors during the month	0
Number of shares bought since the beginning of the programme :	1 406 838
Number of shares sold since the beginning of the programme:	-295 138
Number of shares cancelled during the last 24 months :	3 076 268
Outstanding balance a the end of the month :	470 000
Purchase value of shares held *(2)*	32 582 272
Market value of shares held *(2)*	42 666 600

(1) Exercice of options granted to employees, securities giving right to capital, ...
(2) On the date when establishing the statement

II. SPOT TRANSACTIONS (1)

(1) With the exclusion oftransactions conducted upon exercice or at maturity of derivatives for which information must be given in the next table

(2) Nature of information must be detailed : (B) Buy / (S) Sale / (T) Transfer(exercice of options granted to employees, securities giving right to the capital, ...)
(3) To detail in case of block trade
(4) If many transactions are made during the same day at different prices, to detail lower and higher price in addition to average price

Transaction date	Broker	B / S / T *(2)*	Number of shares *(3)*	Of which number of shares bought/sold within a liquidity contract	Transaction price *(4)*	Amount	Remarks
01/10/07	Oddo	B	2 000	2 000	78,3000	156 600,00	liquidity contract
01/10/07	Oddo	S	-2 000	-2 000	79,6050	-159 210,00	liquidity contract
02/10/07	Oddo	S	-5 000	-5 000	80,4000	-402 000,00	liquidity contract
03/10/07	Oddo	S	-3 000	-3 000	80,6193	-241 857,90	liquidity contract
04/10/07	Oddo	S	-15 000	-15 000	82,9409	-1 244 113,50	liquidity contract
05/10/07	Oddo	S	-3 000	-3 000	86,5333	-259 599,90	liquidity contract
08/10/07	Oddo	S	-7 000	-7 000	88,2800	-617 960,00	liquidity contract
09/10/07	Oddo	A	3 000	3 000	87,8167	263 450,10	liquidity contract
09/10/07	Oddo	S	-2 000	-2 000	89,0000	-178 000,00	liquidity contract
10/10/07	Oddo	S	-4 000	-4 000	89,1000	-356 400,00	liquidity contract
11/10/07	Oddo	A	1 000	1 000	89,9700	89 970,00	liquidity contract
11/10/07	Oddo	S	-2 000	-2 000	90,0000	-180 000,00	liquidity contract
12/10/07	Oddo	A	3 000	3 000	88,9900	266 970,00	liquidity contract
15/10/07	Oddo	S	-5 000	-5 000	91,2000	-456 000,00	liquidity contract
16/10/07	Oddo	B	1 000	1 000	89,4500	89 450,00	liquidity contract
17/10/07	Oddo	B	418	418	90,1100	37 665,98	liquidity contract
17/10/07	Oddo	S	-2 000	-2 000	91,0000	-182 000,00	liquidity contract
18/10/07	Oddo	B	3 000	3 000	89,1667	267 500,10	liquidity contract
19/10/07	Oddo	B	500	500	89,5300	44 765,00	liquidity contract
19/10/07	Oddo	S	-1 000	-1 000	89,9550	-89 955,00	liquidity contract
22/10/07	Oddo	B	3 582	3 582	88,0771	315 492,17	liquidity contract
23/10/07	Oddo	S	-4 500	-4 500	89,6068	-403 230,60	liquidity contract
24/10/07	Oddo	A	1 000	1 000	89,1840	89 184,00	liquidity contract
24/10/07	Oddo	S	-2 000	-2 000	90,2000	-180 400,00	liquidity contract
25/10/07	Oddo	S	-3 000	-3 000	91,6667	-275 000,10	liquidity contract
26/10/07	Oddo	B	3 000	3 000	90,1500	270 450,00	liquidity contract
26/10/07	Oddo	S	-1 000	-1 000	92,1000	-92 100,00	liquidity contract
29/10/07	Oddo	S	-2 000	-2 000	92,0000	-184 000,00	liquidity contract
30/10/07	Oddo	B	6 000	6 000	90,6100	543 660,00	liquidity contract
30/10/07	Oddo	S	-1 000	-1 000	91,0000	-91 000,00	liquidity contract
31/10/07	Oddo	B	1 000	1 000	89,9660	89 966,00	liquidity contract
31/10/07	Oddo	S	-1 000	-1 000	90,7800	-90 780,00	liquidity contract
TOTAL			**-37 000**	**-37 000**		**-3 158 483,65**	

HERMES INTERNATIONAL
Société en Commandite par Actions with a capital of 54 097 594,14 € euros,
Incorporated under the n° 572 076 396 RCS PARIS
Whose registered office is situated 24, rue du Faubourg Saint-Honoré 75008 PARIS
FRANCE

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers " (AMF)

Date	Total number of shares	Total number of voting rights, including treasury stock	Total number of voting rights, excluding treasury stock
November 30, 2006	106 810 314	173 344 858	173 195 858
December 31, 2006	106 874 814	173 339 660	173 198 660
January 31, 2007	106 874 814	173 368 710	173 217 710
February 28, 2007	106 874 814	173 171 000	173 028 193
March 31, 2007	106 874 814	173 169 959	173 019 959
April 30, 2007	106 874 814	173 162 080	173 016 080
May 31, 2007	106 874 814	172 295 248	172 140 748
June 30, 2007	106 903 414	172 471 998	171 418 798
July 31, 2007	106 073 714	171 637 864	171 411 864
August 31, 2007	106 073 714	171 538 228	171 345 645
September 30, 2007	106 073 714	171 535 092	171 028 092
October 31, 2007	106 073 714	171 539 886	171 069 886
November 30, 2007	106 073 714	171 540 127	171 040 127

SHARE BUY BACK PROGRAMME

Issuer name : **HERMES INTERNATIONAL**

Nature of security : **ORDINARY SHARES**

Starting date of the programme : **08/06/07**

MONTHLY STATEMENT OF TRANSACTIONS MADE BY AN ISSUER ON HIS OWN SHARES

Transactions for the month of : **NOVEMBER 2007**

I. CUMULATIVE DATA

Number of shares representing the issuer's capital at the beginning of the programme :	106 874 814
Capital held directly and indirectly at the beginning of the programme (in number of shares + in percentage) :	188000/0,18%
Outstanding balance at the end of previous month :	470 000
Number of shares bought during the month :	91 000
Number of shares sold during the month :	-61 000
Number of shares transferred (1) during the month :	0
Number of shares cancelled during the month :	0
Buyings to persons owning more than 10% of the capital or to managing directors during the month	0
Number of shares bought since the beginning of the programme :	1 497 838
Number of shares sold since the beginning of the programme :	-356 138
Number of shares transferred since the beginning of the programme :	0
Number of shares cancelled during the last 24 months :	3 076 268
Outstanding balance a the end of the month :	500 000
Purchase value of shares held *(2)*	34 966 678
Market value of shares held *(2)*	44 095 000

(1) Exercise of options granted to employees, securities giving right to capital, ...
(2) On the date when establishing the statement

II. SPOT TRANSACTIONS (1)

(1) With the exclusion of transactions conducted upon exercise or at maturity of derivatives for which information must be given in the next table
(2) Nature of information must be detailed : (B) Buy / (S) Sale / (T) Transfer (exercise of options granted to employees, securities giving right to the capital, ...)
(3) To detail in case of block trade
(4) If many transactions are made during the same day at different prices, to detail lower and higher price in addition to average price

Transaction date	Broker	B / S / T *(2)*	Number of shares *(3)*	Of which number of shares bought/sold within a liquidity contract	Transaction price *(4)*	Amount	Remarks
01/11/07	Oddo	B	4 000	4 000	89,9010	359 604,00	liquidity contract
01/11/07	Oddo	S	-1 500	-1 500	91,5060	-137 259,00	liquidity contract
02/11/07	Oddo	B	10 000	10 000	87,1370	871 370,00	liquidity contract
05/11/07	Oddo	B	11 000	11 000	85,2960	938 256,00	liquidity contract
06/11/07	Oddo	B	12 000	12 000	83,2240	998 688,00	liquidity contract
06/11/07	Oddo	S	-2 000	-2 000	83,8450	-167 690,00	liquidity contract
07/11/07	Oddo	B	10 000	10 000	81,6962	816 962,00	liquidity contract
07/11/07	Oddo	S	-500	-500	83,7300	-41 865,00	liquidity contract
08/11/07	Oddo	B	2 000	2 000	80,8500	161 700,00	liquidity contract
08/11/07	Oddo	S	-10 000	-10 000	83,4281	-834 281,00	liquidity contract
09/11/07	Oddo	B	5 000	5 000	82,6400	413 200,00	liquidity contract
09/11/07	Oddo	S	-1 000	-1 000	85,0000	-85 000,00	liquidity contract
12/11/07	Oddo	S	-3 000	-3 000	84,0777	-252 233,10	liquidity contract
13/11/07	Oddo	B	2 000	2 000	82,9245	165 849,00	liquidity contract
14/11/07	Oddo	S	-8 000	-8 000	85,5900	-684 720,00	liquidity contract
15/11/07	Oddo	B	2 519	2 519	84,7556	213 499,36	liquidity contract
16/11/07	Oddo	B	6 000	6 000	83,4667	500 800,20	liquidity contract
19/11/07	Oddo	B	5 481	5 481	81,8381	448 554,63	liquidity contract
19/11/07	Oddo	S	-1 000	-1 000	84,0000	-84 000,00	liquidity contract
20/11/07	Oddo	B	3 000	3 000	80,5000	241 500,00	liquidity contract
20/11/07	Oddo	S	-6 000	-6 000	82,4773	-494 863,80	liquidity contract
21/11/07	Oddo	B	7 000	7 000	80,6853	564 797,10	liquidity contract
22/11/07	Oddo	S	-2 000	-2 000	80,8900	-161 780,00	liquidity contract
23/11/07	Oddo	S	-7 000	-7 000	82,9040	-580 328,00	liquidity contract
26/11/07	Oddo	B	4 500	4 500	84,0112	378 050,40	liquidity contract
26/11/07	Oddo	S	-5 000	-5 000	85,4800	-427 400,00	liquidity contract
27/11/07	Oddo	B	5 500	5 500	81,8334	450 083,70	liquidity contract
28/11/07	Oddo	S	-9 000	-9 000	84,3122	-758 809,80	liquidity contract
29/11/07	Oddo	B	1 000	1 000	86,0000	86 000,00	liquidity contract
29/11/07	Oddo	S	-3 000	-3 000	87,3489	-262 046,70	liquidity contract
30/11/07	Oddo	S	-2 000	-2 000	88,3505	-176 701,00	liquidity contract
							liquidity contract
TOTAL			**30 000**	**30 000**		**2 459 936,98**	

HERMES INTERNATIONAL
Société en Commandite par Actions with a capital of 54 097 594,14 € euros,
Incorporated under the n° 572 076 396 RCS PARIS
Whose registered office is situated 24, rue du Faubourg Saint-Honoré 75008 PARIS
FRANCE

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers " (AMF)

Date	Total number of shares	Total number of voting rights, including treasury stock	Total number of voting rights, excluding treasury stock
November 30, 2006	106 810 314	173 344 858	173 195 858
December 31, 2006	106 874 814	173 339 660	173 198 660
January 31, 2007	106 874 814	173 368 710	173 217 710
February 28, 2007	106 874 814	173 171 000	173 028 193
March 31, 2007	106 874 814	173 169 959	173 019 959
April 30, 2007	106 874 814	173 162 080	173 016 080
May 31, 2007	106 874 814	172 295 248	172 140 748
June 30, 2007	106 903 414	172 471 998	171 418 798
July 31, 2007	106 073 714	171 637 864	171 411 864
August 31, 2007	106 073 714	171 538 228	171 345 645
September 30, 2007	106 073 714	171 535 092	171 028 092
October 31, 2007	106 073 714	171 539 886	171 069 886
November 30, 2007	106 073 714	171 540 127	171 040 127

HERMES INTERNATIONAL
Société en Commandite par Actions with a capital of 54 105 499,14 € euros,
Incorporated under the n° 572 076 396 RCS PARIS
Whose registered office is situated 24, rue du Faubourg Saint-Honoré 75008 PARIS
FRANCE

Information relating to the total number of voting rights and of shares envisaged by the article L 233-8 II of the French "Code de Commerce" and Article 222-12-5 of the General Regulations of French "Autorité des Marchés Financiers " (AMF)

Date	Total number of shares	Total number of voting rights, including treasury stock	Total number of voting rights, excluding treasury stock
November 30, 2006	106 810 314	173 344 858	173 195 858
December 31, 2006	106 874 814	173 339 660	173 198 660
January 31, 2007	106 874 814	173 368 710	173 217 710
February 28, 2007	106 874 814	173 171 000	173 028 193
March 31, 2007	106 874 814	173 169 959	173 019 959
April 30, 2007	106 874 814	173 162 080	173 016 080
May 31, 2007	106 874 814	172 295 248	172 140 748
June 30, 2007	106 903 414	172 471 998	171 418 798
July 31, 2007	106 073 714	171 637 864	171 411 864
August 31, 2007	106 073 714	171 538 228	171 345 645
September 30, 2007	106 073 714	171 535 092	171 028 092
October 31, 2007	106 073 714	171 539 886	171 069 886
November 30, 2007	106 073 714	171 540 127	171 040 127
December 31, 2007	106 089 214	171 555 376	171 055 376

SHARE BUY BACK PROGRAMME

Issuer name : **HERMES INTERNATIONAL**

Nature of security : **ORDINARY SHARES**

Starting date of the programme : **08/06/07**

MONTHLY STATEMENT OF TRANSACTIONS MADE BY AN ISSUER ON HIS OWN SHARES

Transactions for the month of : **DECEMBER 2007**

I. CUMULATIVE DATA

Number of shares representing the issuer's capital at the beginning of the programme :	106 874 814
Capital held directly and indirectly at the beginning of the programme (in number of shares + in percentage) :	188000/0,18%
Outstanding balance at the end of previous month :	500 000
Number of shares bought during the month :	29 452
Number of shares sold during the month :	-29 452
Number of shares transferred (1) during the month :	0
Number of shares cancelled during the month :	0
Buyings to persons owning more than 10% of the capital or to managing directors during the month	0
Number of shares bought since the beginning of the programme :	1 527 290
Number of shares sold since the beginning of the programme :	-385 590
Number of shares transferred since the beginning of the programme :	0
Number of shares cancelled during the last 24 months :	3 076 268
Outstanding balance a the end of the month :	500 000
Purchase value of shares held *(2)*	35 024 874
Market value of shares held *(2)*	43 220 000

(1) Exercise of options granted to employees, securities giving right to capital, ...
(2) On the date when establishing the statement

II. SPOT TRANSACTIONS (1)

(1) With the exclusion of transactions conducted upon exercise or at maturity of derivatives for which information must be given in the next table
(2) Nature of information must be detailed : (B) Buy / (S) Sale / (T) Transfer (exercise of options granted to employees, securities giving right to the capital, ...)
(3) To detail in case of block trade
(4) If many transactions are made during the same day at different prices, to detail lower and higher price in addition to average price

Transaction date	Broker	B / S / T *(2)*	Number of shares *(3)*	Of which number of shares bought/sold within a liquidity contract	Transaction price *(4)*	Amount	Remarks
03/12/07	Oddo	S	-4 000	-4 000	88,6165	-354 466,00	liquidity contract
04/12/07	Oddo	B	5 000	5 000	85,7963	428 981,50	liquidity contract
05/12/07	Oddo	S	-5 000	-5 000	87,0984	-435 492,00	liquidity contract
06/12/07	Oddo	B	1 000	1 000	86,0000	86 000,00	liquidity contract
06/12/07	Oddo	S	-3 000	-3 000	88,0290	-264 087,00	liquidity contract
07/12/07	Oddo	S	-3 000	-3 000	88,5417	-265 625,10	liquidity contract
10/12/07	Oddo	S	-3 000	-3 000	89,2073	-267 621,90	liquidity contract
11/12/07	Oddo	S	-2 000	-2 000	89,9400	-179 880,00	liquidity contract
12/12/07	Oddo	S	-2 000	-2 000	90,0500	-180 100,00	liquidity contract
13/12/07	Oddo	B	6 000	6 000	87,1692	523 015,20	liquidity contract
14/12/07	Oddo	S	-1 000	-1 000	88,5230	-88 523,00	liquidity contract
17/12/07	Oddo	B	5 000	5 000	85,9921	429 960,50	liquidity contract
18/12/07	Oddo	B	2 000	2 000	85,0414	170 082,80	liquidity contract
19/12/07	Oddo	B	4 452	4 452	84,3733	375 629,93	liquidity contract
20/12/07	Oddo	B	2 000	2 000	83,7000	167 400,00	liquidity contract
21/12/07	Oddo	B	2 000	2 000	84,1495	168 299,00	liquidity contract
27/12/07	Oddo	S	-2 452	-2 452	85,5586	-209 789,69	liquidity contract
28/12/07	Oddo	S	-4 000	-4 000	86,2000	-344 800,00	liquidity contract
31/12/07	Oddo	B	2 000	2 000	85,7200	171 440,00	liquidity contract
TOTAL			0	0		-69 575,76	

SHARE BUY BACK PROGRAMME

Issuer name : HERMES INTERNATIONAL

Starting date of the programme : 08/06/2007

STATEMENT OF TRANSACTIONS MADE BY AN ISSUER ON HIS OWN SHARES

TRANSACTIONS FROM : 7-jan-08 to 11-jan-08 **CATEGORY OF STOCKS :** Shares

SPOT TRANSACTIONS						
Transaction date	Broker name	Buy (B) / Sale (S) / Transfer (T)	Number of shares	Transaction price (€)	Transaction amount (€)	
11-jan-08	Exane BNP Paribas	B	51 129	66,9670	3 423 955,74	Cancellation
Total			51 129	66,9670	3 423 955,74	

SHARE BUY BACK PROGRAMME

Issuer name : HERMES INTERNATIONAL

Starting date of the programme : 08/06/2007

STATEMENT OF TRANSACTIONS MADE BY AN ISSUER ON HIS OWN SHARES

TRANSACTIONS FROM : 14-jan-08 to 18-jan-08 CATEGORY OF STOCKS : Shares

SPOT TRANSACTIONS						
Transaction date	Broker name	Buy (B) / Sale (S) / Transfer (T)	Number of shares	Transaction price (€)	Transaction amount (€)	
14-jan-08	Exane BNP Paribas	B	57 752	66,4050	3 835 021,56	Cancelation
15-jan-08	Exane BNP Paribas	B	110 015	66,1020	7 272 211,53	Cancelation
15-jan-08	Exane BNP Paribas	B	20 000	66,1020	1 322 040,00	Stock option
16-jan-08	Exane BNP Paribas	B	12 000	65,8330	789 996,00	Cancelation
16-jan-08	Exane BNP Paribas	B	10 000	65,8330	658 330,00	Free Share Award
Total			209 767	66,1572	13 877 599,09	

HERMES

GROWTH ACCELERATED SHARPLY IN THE SECOND HALF

The Hermès Group's sales reached €1,625.1m in 2007. They expanded by 12.5% at constant exchange rates, driven by stepped-up growth of 16.2% in the second half. At current exchange rates, growth was held down to 7.3% due to a strong negative currency impact.

Growth across all continents
(like-for-like, at constant exchange rates)

The distribution network continued to expand in 2007, with over 40 stores opened or renovated, including 25 Hermès branches.

In France, business remained robust throughout the year, with a 11% advance. The performance in the fourth quarter was impressive, due primarily to the expansion of the flagship store at 24, faubourg Saint-Honoré in October. In the other European countries, sales moved up 17%, driven by brisk strong demand and by the opening of new stores in Switzerland and Spain during the final quarter.

In the Americas, after an excellent fourth quarter, growth came to 14% in 2007. This solid momentum was supported by the opening of a new branch in New Jersey during November and by the success of the Wall Street store opened in June.

In Japan, in a less favourable climate, sales rose by 3%. Two new stores were added to the distribution network – one in Osaka and, at the end of the year, another in Tokyo

In Asia excluding Japan, sales growth was 15%, fuelled by expansion in China. The network continued to expand with the opening of four new stores, in China, Korea and Malaysia.

All segments registered growth
(like-for-like, at constant exchange rates)

The new collections rolled out by all business segments were extremely well received.

Leather Goods and Saddlery delivered sales growth of 8% in 2007, driven by leather bags (up 16%).

In 2007, growth in the Silk and Textiles division accelerated, with sales rising by 16% over the year. The silk scarf celebrated its 70th birthday and for this occasion, Hermes introduced the *Carré 70*, a scarf crafted in "vintage silk", a new, innovative material that is soft and supple to the touch.

Sales growth was 16% for "Other Hermès Sectors", Jewellery and Art of Living, 13% for the Ready to wear and Accessories division, and 20% for Perfumes, driven by the launch of the new *Kelly Calèche* women's fragrance and handsome sales of *Terre d'Hermès*.

Tableware sales continued to soar (up 17%), while Watch sales were virtually stable (up 1%).

In another area, in keeping with its strategy of controlling its know-how, in July 2007, Hermès International, which already owned 49% of Soficuir, a group specialising in selecting, buying and tanning exotic skins, acquired the remaining shares in that company, thereby becoming its sole shareholder.

Restated for the impact of this acquisition, sales growth for the year on a like-for-like basis and at constant exchange rates was 10.8 %.

Outlook for 2008

The Hermès spirit of craftsmanship and creativity will continue to feed the company's business. Nearly fourty Hermès stores will be opened or renovated during the year in the United States, in Asia, and more specifically in China. It will open its first store in New Delhi, India.

INFORMATIONS BY SECTORS

In millions of Euros		4th quarter 2007	2006	Evolutions published	at constant rates
Distribution via the Hermès exclusive network :					
Silk & Textiles		68.7	62.7	9.5 %	15.0 %
Leathergoods (1)		211.9	196.3	7.9 %	14.3 %
Ready-to-wear & fashion accessories (2)		87.7	80.8	8.5 %	14.9 %
Other Hermès Sectors (3)		28.2	26.0	8.8 %	13.5 %
	Subtotal	*396.5*	*365.8*	*8.4 %*	*14.5 %*
Distribution via specialist outlets :					
Perfumes		31.5	29.0	8.6 %	10.5 %
Watches		35.7	38.9	-8.1 %	-2.7 %
Tableware		15.8	14.9	6.1 %	9.3 %
	Subtotal	*83.0*	*82.8*	*0.3 %*	*4.0 %*
Other products (4)		29.8	14.4	107.5 %	110.0 % (*)
TOTAL		**509.3**	**463.0**	**10.0 %**	**15.6 % (*)**

(*) respectively +8.5% and +12.5% at constant exchange rates and on a like-for-like basis (excluding Soficuir sales, consolidated with effect 1st July 2007)

In millions of Euros		At end of December 2007	2006	Evolutions published	at constant rates
Distribution via the Hermès exclusive network :					
Silk & Textiles		192.7	173.5	11.1 %	16.1 %
Leathergoods (1)		675.0	663.7	1.7 %	7.7 %
Ready-to-wear & fashion accessories (2)		315.2	293.7	7.3 %	13.1 %
Other Hermès Sectors (3)		85.6	77.1	10.9 %	16.2 %
	Subtotal	*1 268.5*	*1 208.0*	*5.0 %*	*10.8 %*
Distribution via specialist outlets :					
Perfumes		118.9	100.7	18.1 %	19.8 %
Watches		104.7	110.1	-4.9 %	0.7 %
Tableware		50.7	44.5	13.9 %	17.0 %
	Subtotal	*274.3*	*255.3*	*7.5 %*	*11.1 %*
Other products (4)		82.3	51.6	59.5 %	61.5 % (*)
TOTAL		**1 625.1**	**1 514.9**	**7.3 %**	**12.5 % (*)**

(*) respectively +9.7% and +10.8% at constant exchange rates and on a like-for-like basis (excluding Soficuir sales, consolidated with effect 1st July 2007)

(1) Leathergoods include bags & luggages, horse riding, diaries and small leather goods.
(2) Ready-to-wear and fashion accessories include ready-to-wear, male and female, belts, accessories jewellery, gloves, hats and Hermès shoes.
(3) Other Hermès sectors include jewellery and products of the art of living department.
(4) Other products include John Lobb shoes as well as production activities realized for third parties (textile printing, perfumes, tanning,...).

INFORMATIONS BY GEOGRAPHICAL ZONES (1)

In millions of Euros	4th quarter 2007	2006	Evolutions published	at constant rates	like-for-like and at constant exchange rates (*)
France	105.4	92.4	14.0 %	14.0 %	10.9 %
Europe (Excl. France)	116.0	88.9	30.6 %	31.9 %	19.1 %
Total Europe	**221.4**	**181.3**	**22.1 %**	**22.8 %**	**14.9 %**
Japan	118.8	126.2	-5.8 %	2.1 %	2.1 %
Asia Pacific (Excl. Japan)	78.0	71.7	8.8 %	18.1 %	18.0 %
Total Asia	**196.8**	**197.9**	**-0.5 %**	**7.8 %**	**7.8 %**
Americas	78.5	70.3	11.7 %	22.9 %	22.5 %
Others (2)	12.6	13.5	-6.6 %	-4.3 %	-4.5 %
TOTAL	***509.3***	***463.0***	***10.0 %***	***15.6 %***	***12.5 %***

In millions of Euros	At end of December 2007	2006	Evolutions published	at constant rates	like-for-like and at constant exchange rates (*)
France	326.9	290.3	12.6 %	12.6 %	10.7 %
Europe (Excl. France)	345.8	279.6	23.7 %	24.5 %	17.3 %
Total Europe	**672.7**	**569.9**	**18.0 %**	**18.4 %**	**13.9 %**
Japan	382.2	409.7	-6.7 %	2.8 %	2.8 %
Asia Pacific (Excl. Japan)	281.8	260.9	8.0 %	14.8 %	14.6 %
Total Asia	**664.0**	**670.6**	**-1.0 %**	**7.4 %**	**7.4 %**
Americas	245.6	232.0	5.8 %	14.6 %	14.4 %
Others (2)	42.8	42.4	0.9 %	3.1 %	2.8 %
TOTAL	*1 625.1*	*1 514.9*	*7.3 %*	*12.5 %*	***10.8 %***

(1) Sales by geographical zones are by destination
(2) Including sales to airline companies
(*) Data excluding Soficuir sales, consolidated with effect 1st July 2007

SHARE BUY BACK PROGRAMME

Issuer name : **HERMES INTERNATIONAL**

Nature of security : **ORDINARY SHARES**

Starting date of the programme : **08/06/07**

MONTHLY STATEMENT OF TRANSACTIONS MADE BY AN ISSUER ON HIS OWN SHARES

Transactions for the month of : **JANUARY 2008**

I. CUMULATIVE DATA

Number of shares representing the issuer's capital at the beginning of the programme :	106 874 814
Capital held directly and indirectly at the beginning of the programme (in number of shares + in percentage) :	188000/0,18%
Outstanding balance at the end of previous month :	500 000
Number of shares bought during the month :	354 879
Number of shares sold during the month :	-46 143
Number of shares transferred (1) during the month :	0
Number of shares cancelled during the month :	0
Buyings to persons owning more than 10% of the capital or to managing directors during the month	0
Number of shares bought since the beginning of the programme :	1 882 169
Number of shares sold since the beginning of the programme :	-431 733
Number of shares transferred since the beginning of the programme :	0
Number of shares cancelled during the last 24 months :	2 819 669
Outstanding balance a the end of the month :	808 736
Purchase value of shares held *(2)*	55 227 728
Market value of shares held *(2)*	54 185 312

(1) Exercise of options granted to employees, securities giving right to capital, ...
(2) On the date when establishing the statement

II. SPOT TRANSACTIONS (1)

(1) With the exclusion of transactions conducted upon exercise or at maturity of derivatives for which information must be given in the next table
(2) Nature of information must be detailed : (B) Buy / (S) Sale / (T) Transfer (exercise of options granted to employees, securities giving right to the capital, ...)
(3) To detail in case of block trade
(4) If many transactions are made during the same day at different prices, to detail lower and higher price in addition to average price

Transaction date	Broker	B / S / T (2)	Number of shares (3)	Of which number of shares bought/sold within a liquidity contract	Transaction price (4)	Amount	Remarks
02/01/08	Oddo	B	1 000	1 000	86,0000	86 000,00	liquidity contract
02/01/08	Oddo	S	-1 000	-1 000	86,5250	-86 525,00	liquidity contract
03/01/08	Oddo	B	4 000	4 000	84,7500	339 000,00	liquidity contract
03/01/08	Oddo	S	-775	-775	85,3000	-66 107,50	liquidity contract
04/01/08	Oddo	B	13 775	13 775	81,8019	1 126 821,17	liquidity contract
07/01/08	Oddo	B	19 000	19 000	78,0033	1 482 062,70	liquidity contract
07/01/08	Oddo	S	-6 056	-6 056	79,6555	-482 393,71	liquidity contract
08/01/08	Oddo	B	1 221	1 221	77,2115	94 275,24	liquidity contract
08/01/08	Oddo	S	-165	-165	79,0000	-13 035,00	liquidity contract
09/01/08	Oddo	B	12 000	12 000	74,7158	896 589,60	liquidity contract
10/01/08	Oddo	B	11 000	11 000	71,7018	788 719,80	liquidity contract
11/01/08	Oddo	B	13 000	13 000	67,8655	882 251,50	liquidity contract
11/01/08	Exane BNPP	B	51 129		66,967	3 423 955,74	
14/01/08	Oddo	B	2 000	2 000	66,0070	132 014,00	liquidity contract
14/01/08	Exane BNPP	B	57 752		66,405	3 835 021,56	
14/01/08	Oddo	S	-2 000	-2 000	66,4408	-132 881,60	liquidity contract
15/01/08	Oddo	B	2 147	2 147	65,5247	140 681,53	liquidity contract
15/01/08	Exane BNPP	B	110 015		66,102	7 272 211,53	
15/01/08	Exane BNPP	B	20 000		66,102	1 322 040,00	
15/01/08	Oddo	S	-2 147	-2 147	66,0357	-141 778,65	liquidity contract
16/01/08	Oddo	B	1 340	1 340	64,2463	86 090,04	liquidity contract
16/01/08	Exane BNPP	B	12 000		65,833	789 996,00	
16/01/08	Exane BNPP	B	10 000		65,833	658 330,00	
16/01/08	Oddo	S	-2 000	-2 000	66,5250	-133 050,00	liquidity contract
17/01/08	Oddo	B	3 000	3 000	65,4433	196 329,90	liquidity contract
18/01/08	Oddo	B	1 000	1 000	63,8000	63 800,00	liquidity contract
18/01/08	Oddo	S	-6 000	-6 000	67,1117	-402 670,20	liquidity contract
21/01/08	Oddo	B	3 000	3 000	62,7500	188 250,00	liquidity contract
22/01/08	Oddo	S	-2 000	-2 000	63,0000	-126 000,00	liquidity contract
23/01/08	Oddo	B	1 000	1 000	61,8300	61 830,00	liquidity contract
23/01/08	Oddo	S	-1 000	-1 000	62,8780	-62 878,00	liquidity contract
24/01/08	Oddo	S	-6 000	-6 000	67,3333	-403 999,80	liquidity contract
25/01/08	Oddo	S	-13 000	-13 000	71,2011	-925 614,30	liquidity contract
28/01/08	Oddo	B	1 500	1 500	69,0900	103 635,00	liquidity contract
28/01/08	Oddo	S	-1 500	-1 500	69,9500	-104 925,00	liquidity contract
29/01/08	Oddo	S	-2 500	-2 500	71,6360	-179 090,00	liquidity contract
30/01/08	Oddo	B	1 000	1 000	69,8020	69 802,00	liquidity contract
31/01/08	Oddo	B	3 000	3 000	67,0000	201 000,00	liquidity contract
TOTAL			308 736	47 840		20 979 758,56	

HALF YEARLY SITUATION OF THE LIQUIDITY CONTRACT SIGNED WITH ODDO CORPORATE FINANCE

In connection with the liquidity contract signed between HERMES INTERNATIONAL and ODDO Corporate Finance, outstanding means as of December 31, 2007 amounted to:

- 62 000 shares
- 5,454,570.84 Euros in cash

As of the previous half-yearly situation, outstanding means amounted to:

- 97 500 shares
- 2,178,706.68 Euros in cash

END